  Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-239961
Prospectus/Consent Solicitation
ASHFORD HOSPITALITY TRUST, INC.
OFFER TO EXCHANGE
and
CONSENT SOLICITATION
Ashford Hospitality Trust, Inc. (the “Company,” “our,” “we” or “us”) is offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange any and all of the outstanding shares of the following series of its preferred stock for, at the election of each holder, the consideration defined below (each an “Exchange Offer” and collectively the “Exchange Offers”):
Security	CUSIP	Symbol	Shares Outstanding	Cash Option Per Share	Stock Option Per Share
8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”)	044103406	AHTprD	2,389,393	$7.75 in cash (the “Series D Cash Option”)
5.58 shares of newly issued common stock of the
Company, par value $0.01 (the “Common Stock”) (the
“Series D Stock Option”, and together with the Series D
Cash Option, the “Series D Consideration Options”).

7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”)	044103604	AHTprF	4,800,000	$7.75 in cash (the “Series F Cash Option”)	5.58 shares of newly issued Common Stock (the “Series F Stock Option”, and together with the Series F Cash Option, the “Series F Consideration Options”).
7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”)	044103703	AHTprG	6,200,000	$7.75 in cash (the “Series G Cash Option”)	5.58 shares of newly issued Common Stock (the “Series G Stock Option”, and together with the Series G Cash Option, the “Series G Consideration Options”).
7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”)	044103802	AHTprH	3,800,000	$7.75 in cash (the “Series H Cash Option”)	5.58 shares of newly issued Common Stock (the “Series H Stock Option”, and together with the Series H Cash Option, the “Series H Consideration Options”).
7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”)	044103885	AHTprI	5,400,000	$7.75 in cash (the “Series I Cash Option”)	5.58 shares of newly issued Common Stock (the “Series I Stock Option”, and together with the Series I Cash Option, the “Series I Consideration Options”).
As used herein, the shares of Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock are collectively referred to as the “Preferred

Stock”, and the Series D Consideration Options, the Series F Consideration Options, the Series G Consideration Options, the Series H Consideration Options and the Series I Consideration Options are collectively referred to as the “Consideration Options”.
As used herein, the Series D Cash Option, the Series F Cash Option, the Series G Cash Option, the Series H Cash Option and the Series I Cash Option are collectively referred to as the “Cash Option” and the Series D Stock Option, the Series F Stock Option, the Series G Stock Option, the Series H Stock Option and the Series I Stock Option are collectively referred to as the “Stock Option”.
As set forth in the table below and described further in the paragraph that immediately follows, the Cash Option is subject to the following limitations:
Series of Preferred Stock	Maximum Aggregate Cash Per Series	Maximum Shares of Preferred Stock that Can Elect Cash Option Without Proration
Series D Preferred Stock	$3,200,000 (the “Maximum Series D Cash Amount”)	412,903 (the “Maximum Series D Cash Shares”)
Series F Preferred Stock	$6,400,000 (the “Maximum Series F Cash Amount”)	825,806 (the “Maximum Series F Cash Shares”)
Series G Preferred Stock	$8,200,000 (the “Maximum Series G Cash Amount”)	1,058,064 (the “Maximum Series G Cash Shares”)
Series H Preferred Stock	$5,000,000 (the “Maximum Series H Cash Amount”)	645,161 (the “Maximum Series H Cash Shares”)
Series I Preferred Stock	$7,200,000 (the “Maximum Series I Cash Amount”)	929,032 (the “Maximum Series I Cash Shares”)
As used herein, the Maximum Series D Cash Amount, the Maximum Series F Cash Amount, the Maximum Series G Cash Amount, the Maximum Series H Cash Amount and the Maximum Series I Cash Amount are collectively referred to as the “Maximum Aggregate Cash Per Series”, and the Maximum Series D Cash Shares, the Maximum Series F Cash Shares, the Maximum Series G Cash Shares, the Maximum Series H Cash Shares and the Maximum Series I Cash Shares are collectively referred to as the “Maximum Cash Shares”. Holders of each series of Preferred Stock (the “Preferred Holders”) who elect the Cash Option will be subject to allocation and proration procedures intended to ensure that, within each series of Preferred Stock, no more than the Maximum Aggregate Cash Per Series will be issued to the Preferred Holders of that series of Preferred Stock. Proration will occur if the holders of Preferred Stock for each series tender more than the Maximum Cash Shares for that series and elect the Cash Option, in which case the amount of cash received by each Preferred Holder will be prorated among the number of shares validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The Preferred Holder will instead receive Common Stock for the portion of the cash consideration that they did not receive.
Concurrently with and as an integral part of the Exchange Offers, we are also soliciting consents (the “Consent Solicitation”) from holders of each series of Preferred Stock to the amendment of our corporate charter, as currently in effect (the “Charter”), to automatically convert and reclassify each share of Preferred Stock into the All Stock Remainder Consideration as described in this document. In order to validly tender your shares of Preferred Stock in the Exchange Offers, you must follow the procedures described in this prospectus and consent to this Charter amendment.
Among other conditions, consummation of the Exchange Offer for each series of Preferred Stock is conditioned on at least 66 2/3% of the outstanding shares of that series of Preferred Stock being tendered in the Exchange Offers for that series and not withdrawn (each, an “Individual Series Minimum Condition”). The Exchange Offer for each series of Preferred Stock is not conditioned on any minimum participation level for any other series of Preferred Stock, and the Company may close the Exchange Offer for each series for which the Individual Series Minimum Condition is satisfied even if the Exchange Offer for other series do not meet the Individual Series Minimum Condition. The Exchange Offers are also conditioned on our ability to issue or sell securities or enter into an alternative capital raising transaction (the “Financing Transaction”) pursuant to which not less than $30,000,000 is raised for the purpose of funding the Cash Option on terms reasonably satisfactory to the Company in our sole discretion (the “Financing Condition”), including the determination of our Board of Directors that the proceeds of the Financing Transaction will be lawfully available to pay the Cash Option.
You must validly tender all shares that you own in a series of Preferred Stock and deliver your consent to the proposed amendments to the Charter to modify the terms of that series of Preferred Stock in order to participate in the Exchange Offer with respect to that series of Preferred Stock and the Consent Solicitation.

No partial tenders within a series of Preferred Stock will be accepted. If you own more than one series of Preferred Stock, you can tender all shares that you own in one series of Preferred Stock without tendering any of the shares that you own in another series of Preferred Stock.
As of close of business on September 4, 2020, 13,058,909 shares of Common Stock were outstanding after giving effect to the Company’s 1-for-10 reverse stock split that became effective on July 15, 2020. The Common Stock is listed on the NYSE under the symbol “AHT.” On September 8, 2020, the last reported sales price of the Common Stock (after giving effect to the reverse stock split) was $2.93 per share, the last reported sales price of the Series D Preferred Stock was $5.10 per share, the last reported sales price of the Series F Preferred Stock was $4.22 per share, the last reported sales price of the Series G Preferred Stock was $4.37 per share, the last reported sales price of the Series H Preferred Stock was $4.28 per share and the last reported sales price of the Series I Preferred Stock was $4.33 per share.
Each of Exchange Offers and the Consent Solicitation will expire at 5:00 p.m., New York City time, on October 9, 2020 (the “Expiration Date”), unless extended or terminated by us, in which case the term “Expiration Date” with respect to any Exchange Offer means the latest time and date on which the Exchange Offer and the Consent Solicitation for such series of Preferred Stock, as so extended, expires.
The Board of Directors has authorized and approved the Exchange Offers and the Consent Solicitation. None of the Board of Directors, our officers and employees, the Information Agent, the Exchange Agent or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares. You must make your own investment decision regarding the Exchange Offers and the Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the likely value of the Common Stock you may receive in the Exchange Offers and the Consent Solicitation, the effect of holding shares of Preferred Stock upon the approval of the proposed amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.
With respect to any tender in an amount up to 10,000 shares per series of Preferred Stock that is accepted in the Exchange Offers from any eligible soliciting dealer, we will pay to the relevant eligible soliciting dealer a fee (the “Retail Processing Fee”) equal to $0.125 per $25 of the principal amount of such shares of Preferred Stock validly tendered and accepted for exchange. In order to be eligible to receive the Retail Processing Fee, any soliciting dealer must properly complete a retail processing form and deliver it electronically to the Information Agent on or prior to the applicable Expiration Date. See “The Exchange Offers and the Consent Solicitation—Retail Processing Fee.”
Our Exchange Offers and the Consent Solicitation are subject to the conditions listed under “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers.” There are multiple conditions to the closing of the Exchange Offers that are beyond our control, and we cannot provide you any assurance that these conditions will be satisfied or that the Exchange Offers will close.
Exchanging your Preferred Stock for an investment in the Common Stock involves risks. See “Risk Factors” beginning on page 28 of this document for a discussion of factors that you should consider in connection with the Exchange Offers and the Consent Solicitation.
If you wish to tender shares of Preferred Stock and deliver your consent in one or more of the Exchange Offers, you should follow the instructions set forth in “The Exchange Offers and the Consent Solicitation—Procedures for Tendering Shares”, beginning on page 90 of this document. If you wish to withdraw your tender and consent, you may do so by following the instructions set forth in “The Exchange Offers and the Consent Solicitation—Withdrawal Rights”, beginning on page 91 of this document. Any holder who withdraws a prior tender may tender for a different Consideration Option by instructing their custodial entity to tender their shares.
We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy.
Neither the Securities and Exchange Commission nor any state securities authority has approved or disapproved this transaction or these securities or determined the fairness or merits of this transaction or Prospectus/Consent Solicitation, or determined if this Prospectus/Consent Solicitation is truthful or complete. Any representation to the contrary is a criminal offense.
Dealer Manager and Solicitation Agent
RBC Capital Markets
The date of this Prospectus/Consent Solicitation is September 10, 2020.

ADDITIONAL INFORMATION
We engaged D.F. King & Co., Inc. to act as the information agent in connection with the Exchange Offers and the Consent Solicitation. Requests for assistance or additional copies of this document should be delivered to aht@dfking.com. Questions may be directed to D.F. King & Co., Inc. at (212) 269-5550 for banks and brokers, and at (800) 967-4607 for all other callers (toll-free).

i

IMPORTANT CONSIDERATIONS
All shares of our Preferred Stock were issued in book-entry form, and are currently represented by one or more certificates held for the account of The Depository Trust Company (“DTC”). If you are a beneficial owner of shares of Preferred Stock that are held by or registered in the name of a bank, broker, dealer, custodian or other nominee, and you wish to participate in the Exchange Offers, you must promptly contact your bank, broker, dealer, custodian or other nominee to instruct it to tender your shares of Preferred Stock. You are urged to instruct your bank, broker, dealer, custodian or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Exchange Offers. Tenders not received by Computershare Trust Company, N.A., the exchange agent for the Exchange Offers (the “Exchange Agent”), on or prior to the expiration date will be disregarded and have no effect. If you hold shares directly through DTC, then you may tender your shares of Preferred Stock by transferring them through DTC’s Automated Tender Offer Program (“ATOP”).
For shares of Preferred Stock to be properly tendered, the Exchange Agent must receive, prior to the Expiration Date, a timely confirmation of book-entry transfer of such shares of Preferred Stock and an agent’s message through DTC’s ATOP according to the procedures for book-entry transfer described in this Prospectus/Consent Solicitation. The proper tender of Preferred Stock will constitute an automatic consent to the amendments to our Charter pursuant to the Consent Solicitation.
We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the Expiration Date. We describe the procedures for tendering shares of Preferred Stock in more detail in the section of this Prospectus/Consent Solicitation entitled “The Exchange Offers and the Consent Solicitation—Procedures for Tendering Shares.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Throughout this Prospectus/Consent Solicitation, we make forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:
•
the impact of the novel strain of coronavirus (COVID-19) and numerous governmental travel restrictions and other orders on our business;

•
our business and investment strategy;

•
anticipated or expected purchases or sales of assets;

•
our projected operating results;

•
completion of any pending transactions;

•
our ability to obtain future financing arrangements or restructure existing property level indebtedness;

•
our understanding of our competition;

•
market trends;

•
projected capital expenditures; and

•
the impact of technology on our operations and business.

Such forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions, and expectations can change as a result of many potential events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. Additionally, the following factors could cause actual results to vary from our forward-looking statements:
•
factors discussed in our Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 12, 2020, including those set forth under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Properties,” as supplemented by our Current Report on Form 8-K filed May 8, 2020, our subsequent Quarterly Reports on Form 10-Q and other filings under the Exchange Act;

•
adverse effects of the novel strain of coronavirus (COVID-19), including a general reduction in business and personal travel and travel restrictions in regions where our hotels are located;

•
ongoing negotiations with our lenders regarding potential forbearance or the exercise by our lenders of their remedies for default under our loan agreements;

•
actions by our lenders to accelerate loan balances and foreclose on the hotel properties that are security for our loans that are in default;

•
general volatility of the capital markets and the market price of our common and preferred stock;

•
general and economic business conditions affecting the lodging and travel industry;

•
changes in our business or investment strategy;

•
availability, terms, and deployment of capital;

•
unanticipated increases in financing and other costs, including a rise in interest rates;

•
changes in our industry and the market in which we operate, interest rates, or local economic conditions;

•
the degree and nature of our competition;

•
actual and potential conflicts of interest with Ashford Inc. and its subsidiaries (including Ashford Hospitality Advisors LLC (“Ashford LLC”), Remington Hotels, Premier Project Management LLC (“Premier”), Braemar Hotels & Resorts Inc. (“Braemar”)), our executive officers and our non-independent directors;

•
changes in personnel of Ashford LLC or the lack of availability of qualified personnel;

•
changes in governmental regulations, accounting rules, tax rates and similar matters;

•
legislative and regulatory changes, including changes to the Internal Revenue Code of 1986, as amended (the “Code”), and related rules, regulations and interpretations governing the taxation of real estate investment trusts; and

•
limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Prospectus/Consent Solicitation could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 outbreak and the numerous government travel restrictions imposed in response thereto. The extent to which COVID-19 impacts us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Prospectus/Consent Solicitation. Furthermore, we do not intend to update any of our forward-looking statements after the date of this Prospectus/Consent Solicitation to conform these statements to actual results and performance, except as may be required by applicable law.

HOW TO OBTAIN ADDITIONAL INFORMATION
We maintain a website at www.ahtreit.com. On our website, we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with the SEC. In addition, our Code of Business Conduct and Ethics, Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, Corporate Governance Guidelines and Board Committee Charters are also available free-of-charge on our website or can be made available in print upon request. The information contained on our website is expressly not incorporated by reference into this proxy statement/prospectus.
All reports filed with the SEC may also be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549-1090. Further information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. In addition, all of our filed reports can be obtained at the SEC’s website at www.sec.gov.
If you would like additional copies of this Prospectus/Consent Solicitation, or if you have questions about the Exchange Offers or the Consent Solicitation, you should contact:
D.F. King & Co., Inc.
48 Wall Street, 22 Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 967-4607
Email: aht@dfking.com
We have not authorized anyone to give any information or make any representation about our Exchange Offers or the Consent Solicitation that is different from, or in addition to, that contained in this Prospectus/Consent Solicitation or in any of the materials that we have incorporated into this Prospectus/Consent Solicitation. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the Exchange Offers and the Consent Solicitation presented in this document do not extend to you. We are not aware, however, of any jurisdiction in which the transactions of this type would be unlawful.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION
Q:
WHY IS THE COMPANY OFFERING TO EXCHANGE THE PREFERRED STOCK?

A:
The Exchange Offers are part of our recapitalization to improve our capital structure in light of the impacts of the novel coronavirus (“COVID-19”) on our business. The Series D Preferred Stock was issued with an annual dividend equivalent to 8.45%, the Series F Preferred Stock was issued with an annual dividend equivalent to 7.375%, the Series G Preferred Stock was issued with an annual dividend equivalent to 7.375%, the Series H Preferred Stock was issued with an annual dividend equivalent to 7.50% and the Series I Preferred Stock was issued with an annual dividend equivalent to 7.50%. We did not pay dividends on any series of Preferred Stock in the second quarter of 2020, and we do not expect to pay dividends on any series of Preferred Stock for the foreseeable future. The unpaid dividends on the Preferred Stock have accumulated, and will continue to accumulate (whether or not declared), at a rate of approximately $10.6 million per quarter, and will result in a significant financial burden for the Company over time. Further, the aggregate liquidation preference of all series of Preferred Stock, which does not include the accumulated unpaid dividends, was $564,734,825 as of September 8, 2020, compared to the aggregate market value of all series of Preferred Stock of $99,181,904.30 based on the last reported sales prices of each series of Preferred Stock on September 8, 2020. All accumulated and unpaid dividends on our Preferred Stock must be paid prior to any payments of dividends or other distributions on our Common Stock, and this recapitalization would have the result of removing this dividend priority and eliminating the Preferred Stock. If the Exchange Offers are consummated, approximately $10.6 million in accumulated and unpaid dividends on the Preferred Stock (through June 30, 2020) will not be paid, no further dividends on the Preferred Stock will accumulate and the Preferred Stock will be eliminated.

Q:
WHY IS THE COMPANY SOLICITING CONSENT FROM THE PREFERRED HOLDERS?

A:
As part of the Exchange Offers, we are soliciting consent from the holders of each series of Preferred Stock to the amendment to our corporate charter (the “Charter”), to modify the terms of each such series of Preferred Stock (the “Proposed Amendments”). The Proposed Amendments also must be approved by the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at a special meeting of holders of Common Stock (the “Special Meeting”) to effect the Proposed Amendments. Consent to the Proposed Amendments applicable to a series of Preferred Stock must be received from holders of at least 66 2/3% of the outstanding shares of that series of Preferred Stock for the Proposed Amendments to be effective and to effect the Exchange Offers with respect to that series of Preferred Stock. We are holding a Special Meeting to obtain the approval of the holders of our Common Stock to the Proposed Amendments, as well as to approve the issuance of shares of Common Stock in the Exchange Offers, as required by the rules of the NYSE.

The following is a summary of the Proposed Amendments and is qualified in its entirety by reference to the Charter and the form of the Articles of Amendment reflecting the Proposed Amendments, set forth in Annex A. The Proposed Amendments, if approved by our shareholders, would:
1.
automatically reclassify and convert each share of Series D Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series D All Stock Remainder Consideration”) and eliminate the description of the Series D Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

2.
automatically reclassify and convert each share of Series F Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series F All Stock Remainder Consideration”) and eliminate the description of the Series F Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

3.
automatically reclassify and convert each share of Series G Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series G

All Stock Remainder Consideration”) and eliminate the description of the Series G Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;
4.
automatically reclassify and convert each share of Series H Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series H All Stock Remainder Consideration”) and eliminate the description of the Series H Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock; and

5.
automatically reclassify and convert each share of Series I Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series I All Stock Remainder Consideration”, together with the Series D All Stock Remainder Consideration, the Series F All Stock Remainder Consideration, the Series G All Stock Remainder Consideration and the Series H All Stock Remainder Consideration, the “All Stock Remainder Consideration”) and eliminate the description of the Series I Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock.

The All Stock Remainder Consideration will be paid as soon as reasonably practical after the closing of the Exchange Offer relating to any such series of Preferred Stock.
If the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting vote to approve the Proposed Amendment as required by Maryland law, we will file Articles of Amendment with the State Department of Assessments and Taxation of Maryland (the “SDAT”) reflecting approval by the holders of the Common Stock. However, the terms of the Articles of Amendment provide that the Proposed Amendment with respect to any series of Preferred Stock will only be effective when the holders of 66 2/3% of the outstanding shares of that series have tendered their shares in the Exchange Offer for that series of Preferred Stock and thereby consented to the Proposed Amendment and the shares have been accepted for purchase. The Board of Directors reserves the right not to make one or more of the Proposed Amendments, even if all Proposed Amendments receive approval by the holders of our Common Stock and the requisite consent of the applicable series of Preferred Stock.
For additional information regarding the Consent Solicitation, see “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions.” We urge you to review.
Q:
IF I PARTICIPATE, WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES OF PREFERRED STOCK?

A:
For each share of Preferred Stock validly tendered and not properly withdrawn by you, you will receive, at your election, the Cash Option or Stock Option identified below, subject to the proration and allocation procedures described in this Prospectus/Consent Solicitation:

Security	Cash Option Per Share	Stock Option Per Share
Series D Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series F Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series G Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series H Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series I Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
On September 8, 2020, the last reported sales price of the Common Stock (after giving effect to the reverse stock split) was $2.93 per share, the last reported sales price of the Series D Preferred Stock was $5.10 per share, the last reported sales price of the Series F Preferred Stock was $4.22 per share, the last reported sales price of the Series G Preferred Stock was $4.37 per share, the last reported sales price of the Series H Preferred Stock was $4.28 per share and the last reported sales price of the Series I Preferred Stock was $4.33 per share.

Q:
IF I DO NOT PARTICIPATE BUT THE EXCHANGE OFFER IS COMPLETED, WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES OF PREFERRED STOCK?

A:
For each share of Preferred Stock that is not validly tendered, or which is validly tendered but is later properly withdrawn, you will receive the applicable All Stock Remainder Consideration specified herein. In each case, that will provide you with a substantially lower number of shares of our Common Stock than you would have received had you validly tendered and not properly withdrawn your shares of Preferred Stock and selected the Stock Option.

Q:
IS SUFFICIENT CASH AVAILABLE IN THE EXCHANGE OFFERS TO FULLY PROVIDE THE CASH OPTION TO THE PREFERRED HOLDERS, IF ALL OF THE PREFERRED HOLDER SELECT THE CASH OPTION?

A.
No. As set forth in the table below and described further in the paragraph that immediately follows, the Cash Option is subject to the following limitations:

Series of Preferred Stock	Maximum Aggregate Cash Per Series	Maximum Cash Shares
Series D Preferred Stock	$3,200,000	412,903
Series F Preferred Stock	$6,400,000	825,806
Series G Preferred Stock	$8,200,000	1,058,064
Series H Preferred Stock	$5,000,000	645,161
Series I Preferred Stock	$7,200,000	929,032
The Preferred Holders who elect the Cash Option will be subject to allocation and proration procedures intended to ensure that, within each series of Preferred Stock, no more than the Maximum Aggregate Cash Per Series will be issued to the Preferred Holders of that series of Preferred Stock. Proration will occur if the holders of Preferred Stock for each series tender more than the Maximum Cash Shares for that series and elect the Cash Option, in which case the amount of cash received by each Preferred Holder will be prorated among the number of shares validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The Preferred Holder will instead receive share of Common Stock for the portion of the cash consideration that they did not receive.
The chart below provides an example of how the proration is calculated:
Series of Preferred Stock	Amount of Preferred Shares Tendered for Cash Option	Cash Owed	Exceeds Maximum Aggregate Cash Per Series?	Proration Factor	Amount of Common Stock Issued	Amount of Cash Issued
Series D Preferred Stock	100	$775	No	n/a	0	$775
Series F Preferred Stock	100,000	$775,000	No	n/a	0	$775,000
Series G Preferred Stock	200,000	$1,550,000	No	n/a	0	$1,550,000
Series H Preferred Stock	1,000,000	$7,750,000	Yes	0.645	1,980,002	$4,999,998
Series I Preferred Stock	1,500,000	$11,625,000	Yes	0.619	3,186,001	$7,199,998
See “The Exchange Offers and the Consent Solicitation—Exchange Offers Consideration Explanation and Examples.”
Q:
HOW WILL THE COMPANY PAY FOR THE SHARES OF PREFERRED STOCK THAT ELECT THE CASH OPTIONS?

A.
The maximum aggregate Offer Consideration for shares purchased in the Exchange Offers that elect the Cash Option will be $30,000,000. We expect to fund the Cash Option in the Exchange Offers with capital we raise by issuing or selling securities (that may be convertible into Common Stock) in a public or private offering, or by entering into an alternative capital raising transaction, which may include the potential issuance of convertible preferred debt, a potential real estate joint venture in which a third party would pay us cash for an interest in a to-be-formed joint venture holding some of our hotels or financing arrangements secured through government programs. The Exchange Offers are subject to the Financing Condition. If we are not able to satisfy the Financing Condition, we will not be required to close the Exchange Offers and accept tendered shares. The Exchange Offers are also subject to other conditions described under “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers.”
Q:
WHY SHOULD I PARTICIPATE IN THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION?

A.
If you participate in the Exchange Offers and the Consent Solicitation, you can choose the Stock Option or Cash Option for your Preferred Stock. Each of the Consideration Options offers a premium to the last reported sales price of each series of Preferred Stock on September 8, 2020. While the Company may adjust the exact amount of your shares of Preferred Stock that would receive each Consideration Option, depending on the Consideration Option elected by each of the other participants in the Exchange Offers and the Consent Solicitation, you will have more control over the consideration you will receive for your Preferred Stock if you participate in the Exchange Offers and the Consent Solicitation. If you do not participate in the Exchange Offers and the Consent Solicitation and the Exchange Offers are consummated, you will receive the All Stock Remainder Consideration after the Exchange Offers close, which will be delivered as soon as reasonably practical after, but no sooner than 11 business days after and no later than 180 calendar days after, the closing of each of the Exchange Offers. The 5.58 shares of Preferred Stock offered in the Stock Option represents a premium to the trading price each series of Preferred Stock as of September 8, 2020. The number of Shares of Common Stock that a Preferred Holder who does not elect to tender into the Exchange Offers will receive is less than the number of shares of Common Stock that a Preferred Holder who tenders into the Exchange Offers and elects to receive the Stock Option.

If the Preferred Holders do not participate and we are not able to complete the recapitalization, we may not be able to meet our financial obligations. This could result in a material adverse effect on the Company. If we are not able to complete the Exchange Offers and the Consent Solicitation and improve our near-term liquidity, we will consider other restructuring alternatives available to us at that time. Those alternatives may include, but are not limited to, (i) the transfer of certain of our assets to our lenders to fulfill our obligations, (ii) the sale of profitable assets, (iii) a corporate restructuring and recapitalization, which could include (a) a distribution or spin-off of profitable assets, (b) alternative offers to exchange our outstanding securities and debt obligations, (c) the incurrence of additional debt and (d) obtaining additional equity capital on terms that may be onerous or highly dilutive, (iv) joint ventures or (v) seeking relief through the commencement of a Chapter 11 proceeding or otherwise under the U.S. Bankruptcy Code, including (a) pursuing a plan of reorganization that we would seek to confirm (or “cram down”) despite any class of creditors who reject or are deemed to have rejected such plan, (b) seeking bankruptcy court approval for the sale of some, most or all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and subsequent liquidation of the remaining assets in the bankruptcy case or (c) seeking another form of bankruptcy relief, all of which would involve uncertainties, potential delays and litigation risks.
Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. There can be no assurance that any such alternative will be pursued or accomplished. We may not be able to engage in any of these activities or engage in any of these activities on desirable terms, which could result in a default on our debt obligations. Any such alternative could be on terms that are less favorable to the Preferred Holders than the terms of the Exchange Offers and the Consent Solicitation, and Preferred Holders could receive little or no consideration for their shares of Preferred Stock. There are no restrictive covenants or other obligations under the Articles Supplementary for each series of Preferred Stock that limit the Company’s ability to complete a transfer, sale, distribution or spin-off of profitable assets. Moreover, in any such alternative there can be no assurance that Preferred Holders will be offered the right to exchange their Preferred Stock or would be entitled to a vote in respect of any such alternative.
Under our advisory agreement, a sale or disposition of hotels—for example, in sales, foreclosures or other dispositions—would constitute a “change of control” under our advisory agreement with our advisor Ashford Inc., enabling our advisor to terminate the advisory agreement, if such dispositions collectively constitute either (1) 20% of the gross book value of the Company’s assets in any calendar year or (2) 30% of the gross book value of the Company’s assets over any three-year period. In that event, we would be required to pay a termination fee equal to: (i) 1.1 multiplied by the greater of (a) 12 times the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; (b) the earnings multiple (calculated as our advisor’s total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor’s most recently reported adjusted EBITDA) for our advisor’s common stock for the 12 month period preceding the termination date of the advisory agreement multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; or (c) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor’s adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; plus (ii) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (i) and (ii) shall equal the amount described in (i). In the event we become obligated to pay the termination fee, it is very likely we will not have the financial resources to be able to do so. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to advisor—including amounts we would owe to the advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable.
For a more complete description of the risks relating to our failure to complete the Exchange Offers, see “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitation.”
Q:
DOES THE BOARD OF DIRECTORS RECOMMEND THAT I PARTICIPATE IN THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION?

A:
The Board of Directors has authorized and approved the Exchange Offers and the Consent Solicitation. None of the Board of Directors, our officers, the Information Agent, the Exchange Agent or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares. You must make your own investment decision regarding the Exchange Offers and the Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the likely value of the Common Stock you may receive in the Exchange Offers and the Consent Solicitation, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

Q:
HOW DO I PARTICIPATE IN THE EXCHANGE OFFERS?

A:
All shares of our Preferred Stock were issued in book-entry form, and are currently represented by one or more certificates held for the account of The Depository Trust Company (“DTC”). If you are a beneficial owner of shares of Preferred Stock that are held by or registered in the name of a bank, broker, dealer, custodian or other nominee, and you wish to participate in the Exchange Offers, you must promptly contact your bank, broker, dealer, custodian or other nominee to instruct it to tender your shares of Preferred Stock. You are urged to instruct your bank, broker, dealer, custodian or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Exchange Offers. Your bank, broker, dealer, custodian or other nominee will tender your shares of Preferred Stock on your behalf by transferring them through DTC’s ATOP. If you hold shares directly through DTC, then you may tender your shares of Preferred Stock by transferring them through DTC’s ATOP. Tenders not received by the Exchange Agent on or prior to the expiration date will be disregarded and have no effect. The proper tender of Preferred Stock will constitute an automatic consent to the amendments to our Charter pursuant to the Consent Solicitation. Accordingly, if you wish to participate in the Exchange Offers, you should contact your bank, broker, dealer, custodian or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Exchange Offers and Consent Solicitations. There is no letter of transmittal for the Exchange Offers. See “The Exchange Offers and the Consent Solicitation—Procedures for Tendering Shares.”
Q:
MAY I MAKE ONE ELECTION TO RECEIVE ONE CONSIDERATION OPTION FOR SOME OF MY SHARES OF PREFERRED STOCK AND ANOTHER ELECTION TO RECEIVE THE OTHER CONSIDERATION OPTION FOR OTHER SHARES?

A:
You may choose to receive one Consideration Option for your shares of one series of Preferred Stock and the other Consideration Option for your shares of another series of Preferred Stock. You may also choose to receive one Consideration Option for some of your shares of one series of Preferred Stock and the other Consideration Option for other shares of the same series of Preferred Stock. For example, if you hold shares of both Series D Preferred Stock and Series F Preferred Stock, you can choose to receive the Stock Option for all of your shares of Series D Preferred Stock and the Cash Option for all of your shares of Series F Preferred Stock, and you can also elect the Stock Option for some of your shares of Series D Preferred Stock and the Cash Option for the remainder of your shares of Series D Preferred Stock.

If you otherwise properly tender your shares of Preferred Stock, but you do not elect either the Cash Option or the Stock Option, or you select both the Cash Option and the Stock Option, you will be deemed to have elected to receive the Stock Option.
Q:
CAN I TENDER ONLY SOME OF MY PREFERRED STOCK?

A:
You must validly tender all shares that you own in a series of Preferred Stock and deliver your consent to the Proposed Amendments in order to participate in the Exchange Offer for that series of Preferred Stock and the Consent Solicitation. No partial tenders within a series of Preferred Stock will be accepted.

If you own more than one series of Preferred Stock, you can tender all shares that you own in one series of Preferred Stock without tendering any of the shares that you own in another series of Preferred Stock.
Q:
WHEN AND HOW CAN I WITHDRAW TENDERED SHARES?

A:
If you are a beneficial owner of shares of Preferred Stock that are held by or registered in the name of a bank, broker, dealer, custodian or other nominee, and you wish to withdraw your shares from the Exchange Offers, you must promptly contact your bank, broker, dealer, custodian or other nominee prior to the Expiration Date to instruct it to withdraw your shares of Preferred Stock. If you hold shares directly through DTC, then you may withdraw your shares of Preferred Stock through DTC’s ATOP. Shares of Preferred Stock tendered pursuant to the Exchange Offers and the Consent Solicitation may be withdrawn at any time prior to the Expiration Date, and if the shares of Preferred Stock have not been accepted for payment, after the expiration of 40 business days from the commencement of the Exchange Offers. You are urged to instruct your bank, broker, dealer, custodian or other nominee as soon as possible in order to determine the times by which you must take action in order to withdraw your shares from the Exchange Offers. Withdrawals not received by the Exchange Agent prior to the Expiration Date or as described above will be disregarded and have no effect.

For a withdrawal to be effective, your transmission notice of withdrawal of Preferred Stock must be effected prior to the Expiration Date by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must (a) specify the name of the participant in DTC whose name appears on the security position listing as the owner of such shares of Preferred Stock, (b) include a statement that the holder is withdrawing its election to have its Preferred Stock exchanged and contain the description of the Preferred Stock to be withdrawn, (c) be signed by such participant in the same manner as the DTC participant’s name is listed in the applicable Agent’s Message.
See “The Exchange Offers and the Consent Solicitation—Withdrawal Rights.”

Q:
WHAT ARE THE CONDITIONS TO THE EXCHANGE OFFERS?

A:
Each Exchange Offer is subject to several conditions. The most significant conditions include:

•
the Individual Series Minimum Condition;

•
the Financing Condition;

•
approval of the issuance of shares of Common Stock in each of the Exchange Offers, which, in the aggregate, will constitute more than 20% of the outstanding shares of the Company’s Common Stock, by the holders of a majority of the Common Stock voting at the Special Meeting, as required by the rules of the NYSE;

•
approval of the Proposed Amendments by the holders of 66 2/3% of the holders of Common Stock outstanding and entitled to vote at the Special Meeting; and

•
the effectiveness of the registration statement of which the Prospectus/Consent Solicitation is a part.

We will, subject to the rules and regulations of the SEC, in our reasonable judgment, determine whether any of the conditions to an Exchange Offer and the Consent Solicitation have been satisfied and whether to waive any conditions that have not been satisfied. We reserve the right to determine for any reason not to raise capital to fund the Cash Option. We therefore reserve the right to terminate or amend the Exchange Offers if we determine not to raise additional capital or are unable to do so. See “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers,” “The Exchange Offers and the Consent Solicitation—Extension, Termination and Amendment,” and “The Exchange Offers and the Consent Solicitation—Waiver of Conditions.”
Q:
CAN THE CONDITIONS TO THE EXCHANGE OFFERS BE WAIVED BY THE COMPANY?

A:
We reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive on or before the Expiration Date any of the conditions of the Exchange Offers for any or all series of Preferred Stock, other than the condition regarding the effectiveness of the Registration Statement.

If any of the waivable conditions are not satisfied prior to the Expiration Date for any or all series of Preferred Stock, we may, subject to applicable law:
•
terminate the Exchange Offer and the Consent Solicitation for any or all series of Preferred Stock and return all shares of Preferred Stock to tendering holders;

•
extend the Exchange Offer and the Consent Solicitation for any or all series of Preferred Stock, and for some but not others, and retain all tendered Preferred Stock until the extended Expiration Date;

•
amend the terms of the Exchange Offer or Consent Solicitation for any or all series of Preferred Stock, and for some but not others, or modify the consideration to be paid by us pursuant to the Exchange Offers; or

•
waive the unsatisfied conditions with respect to the Exchange Offer and the Consent Solicitation for any or all series of Preferred Stock, and for some but not others, and accept all Preferred Stock tendered pursuant to the Exchange Offers and the Consent Solicitation.

If we elect to amend any of the material terms of any Exchange Offer or we elect to waive any unsatisfied conditions with regard to any Exchange Offer, we will extend the impacted Exchange Offer(s) and the Consent Solicitation for a period of at least five business days, or any different period of time, that we determine, in accordance with applicable law, depending upon the significance of the amendment, the manner of disclosure and the Expiration Date of the impacted Exchange Offer(s).
Q:
IF THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION ARE NOT SUCCESSFULLY COMPLETED, WHAT WILL BE THE CONSEQUENCES TO THE COMPANY?

A:
We believe that there will be significant adverse consequences to the Company if the Exchange Offers and the Consent Solicitation are not successfully completed. If the Preferred Holders do not participate and we are not able to complete the recapitalization, we may not be able to meet our financial obligations. This could result in a material adverse effect on the Company. If we are not able to complete the Exchange Offers and the Consent Solicitation and improve our near-term liquidity, we will consider other restructuring alternatives available to us at that time. Those alternatives may include, but are not limited to, (i) the transfer of certain of our assets to our lenders to fulfill our obligations, (ii) the sale of profitable assets, (iii) a corporate restructuring and recapitalization, which could include (a) a distribution or spin-off of profitable assets, (b) alternative offers to exchange our outstanding securities and debt obligations, (c) the incurrence of additional debt and (d) obtaining additional equity capital on terms that may be onerous or highly dilutive, (iv) joint ventures or (v) seeking relief through the commencement of a Chapter 11 proceeding or otherwise under the U.S. Bankruptcy Code, including (a) pursuing a plan of reorganization that we would seek to confirm (or “cram down”) despite any class of creditors who reject or are deemed to have rejected such plan, (b) seeking bankruptcy court approval for the sale of some, most or all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and subsequent liquidation of the remaining assets in the bankruptcy case or (c) seeking another form of bankruptcy relief, all of which would involve uncertainties, potential delays and litigation risks.
Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. There can be no assurance that any such alternative will be pursued or accomplished. We may not be able to engage in any of these activities or engage in any of these activities on desirable terms, which could result in a default on our debt obligations. Any such alternative could be on terms that are less favorable to the Preferred Holders than the terms of the Exchange Offers and the Consent Solicitation, and Preferred Holders could receive little or no consideration for their shares of Preferred Stock. There are no restrictive covenants or other obligations under the Articles Supplementary for each series of Preferred Stock that limit the Company’s ability to complete a transfer, sale, distribution or spin-off of profitable assets. Moreover, in any such alternative there can be no assurance that Preferred Holders will be offered the right to exchange their Preferred Stock or would be entitled to a vote in respect of any such alternative.
Under our advisory agreement, a sale or disposition of hotels—for example, in sales, foreclosures or other dispositions—would constitute a “change of control” under our advisory agreement with our advisor Ashford Inc., enabling our advisor to terminate the advisory agreement, if such dispositions collectively constitute either (1) 20% of the gross book value of the Company’s assets in any calendar year or (2) 30% of the gross book value of the Company’s assets over any three-year period. In that event, we would be required to pay a termination fee equal to: (i) 1.1 multiplied by the greater of (a) 12 times the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; (b) the earnings multiple (calculated as our advisor’s total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor’s most recently reported adjusted EBITDA) for our advisor’s common stock for the 12 month period preceding the termination date of the advisory agreement multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; or (c) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor’s adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; plus (ii) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (i) and (ii) shall equal the amount described in (i). In the event we become obligated to pay the termination fee, it is very likely we will not have the financial resources to be able to do so. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to advisor—including amounts we would owe to the advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable.
For a more complete description of the risks relating to our failure to complete the Exchange Offers, see “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitation.”

Q:
IF I DECIDE TO TENDER MY SHARES OF PREFERRED STOCK, HOW WILL MY RIGHTS BE AFFECTED?

A:
If you decide to tender your shares of Preferred Stock and we complete the Exchange Offers and the Consent Solicitation, you will receive cash and/or shares of Common Stock. Any Shares of Common Stock that you receive will have different rights than those you currently have as a holder of Preferred Stock, including:

•
the Common Stock has no liquidation preference or preferred or cumulative dividend rights; and

•
the Common Stock is not convertible or redeemable by us.

See “The Exchange Offers and the Consent Solicitation—Terms of the Exchange Offers and the Consent Solicitation,” “Description of Capital Stock—Common Stock” and “Comparison of Rights Between the Preferred Stock and the Common Stock.”
Q:
WILL THE COMMON STOCK TO BE ISSUED IN THE EXCHANGE OFFERS BE FREELY TRADABLE?

A:
Yes, provided that you are not an affiliate of the Company.

Q:
DO I HAVE ANY APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION?

A:
No. You will not have appraisal rights, or any contract right to petition for fair value in connection with the Exchange Offers and the Consent Solicitation. We will not independently provide such a right. Under Section 3-202(a)(4) of the Maryland General Corporation Law (“MGCL”), stockholders generally have the right to petition for fair value when the charter is amended in a way that substantially affects the stockholders’ rights and alters the contract rights as expressly set forth in the charter. However, Section 3-202(a)(4) of the MGCL provides an exception from this general rule for situations where the charter reserves the power to amend the charter to alter contract rights, including amendments that substantially adversely affect stockholders’ rights. Article XI of our current Charter expressly reserves the power to amend the Charter to alter the contract rights of our existing stockholders, including alterations that are substantially adverse.

See “The Exchange Offers and the Consent Solicitation —Appraisal Rights and the Right to Petition for Fair Value.”
Q:
DO I HAVE TO DELIVER MY CONSENT IN THE CONSENT SOLICITATION IN ORDER TO VALIDLY TENDER MY SHARES OF PREFERRED STOCK IN THE EXCHANGE OFFERS?

A:
Yes. Participation in the Exchange Offers is conditioned on your consent to approve the Proposed Amendments. By validly tendering (without later withdrawing) your shares of Preferred Stock, you will also be automatically consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock tendered. If you hold your shares of Preferred Stock in street name (i.e., through a bank, broker, dealer, custodian or other nominee), you should instruct your bank, broker, dealer, custodian or other nominee to tender your shares of Preferred Stock and consent to the Proposed Amendments on your behalf. Our completion of the Exchange Offers and the Consent Solicitation is conditioned on obtaining consents from the requisite number of holders of each series of Preferred Stock to the Proposed Amendments. The Proposed Amendments must also be approved by the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting, to effect the Proposed Amendments at the Special Meeting. Consent to the Proposed Amendments applicable to a series of Preferred Stock must be received from holders of at least 66 2/3% of the outstanding shares of that series of Preferred Stock for the Proposed Amendments to be effective and to effect the Exchange Offers.

There is no record date for the Exchange Offers and the Consent Solicitation, and the holders of 66 2/3% of the outstanding shares of each series of Preferred Stock as of the expiration date will be required to consent to the Proposed Amendments applicable to such series of Preferred Stock pursuant to the terms set forth herein. See “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions.”

Q:
WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSED AMENDMENTS?

A:
Under Maryland law and the Charter, we need the approval of the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting, to effect the Proposed Amendments. We also need to obtain the consent to the Proposed Amendments of the holders of 66 2/3% of the outstanding shares of each series of Preferred Stock, with the holders of each series of Preferred Stock voting as a separate class, in order to effect each of the Proposed Amendments applicable to such series of Preferred Stock. By validly tendering (without later withdrawing) your shares of Preferred Stock you will also be automatically consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock tendered. We are holding a Special Meeting to obtain the approval of the holders of our Common Stock.

See “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions.”
Q:
WHAT WILL HAPPEN IF THE REQUISITE CONSENTS TO THE PROPOSED AMENDMENTS FROM ONE OR MORE SERIES OF PREFERRED STOCK, BUT NOT ALL OF THE SERIES, ARE RECEIVED?

A:
In addition to the requirement for approval from holders of our Common Stock to effect the Proposed Amendments, we must obtain consent to the Proposed Amendments from holders of a series of Preferred Stock in order for us to complete the Exchange Offer and the Consent Solicitation for such series of Preferred Stock. If we receive the requisite consent from holders of one or more series of Preferred Stock but not all the series of Preferred Stock, we will complete the Exchange Offer and the Consent Solicitation for those series of Preferred Stock where the requisite consent has been received, and will not accept for exchange shares of any series of Preferred Stock where the requisite consent has not been received.

Q:
MAY I DELIVER A CONSENT TO ONLY SOME OF THE PROPOSED AMENDMENTS?

A:
No. You must consent to all of the Proposed Amendments. By validly tendering (without later withdrawing) your shares of Preferred Stock, you will also be automatically consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock tendered. See “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions.”

Q:
HOW DO I DELIVER MY CONSENT TO THE PROPOSED AMENDMENTS?

A:
By validly tendering (without later withdrawing) your shares of Preferred Stock, you will also be consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock tendered. If you hold your shares of Preferred Stock in street name (i.e., through a bank, broker, dealer, custodian or other nominee), you should instruct your bank, broker, dealer, custodian or other nominee to tender your shares of Preferred Stock and consent to the Proposed Amendments on your behalf.

See “The Exchange Offers and the Consent Solicitation—Effects of Tenders and Consents.”
Q:
WHEN WILL THE PROPOSED AMENDMENTS BECOME EFFECTIVE?

A:
If we receive the requisite approval of the holders of Common Stock at the Special Meeting, we will file Articles of Amendment with the SDAT. However, the terms of the Articles of Amendment provide that the Proposed Amendment with respect to any series of Preferred Stock will only be effective when the holders of 66 2/3% of the outstanding shares of that series have tendered their shares in the Exchange Offer for that series of Preferred Stock and thereby consented to the Proposed Amendment and the shares have been accepted for purchase. The Board of Directors reserves the right not to make one or more of the Proposed Amendments, even if all Proposed Amendments receive approval by the holders of our Common Stock and the requisite consent of the applicable series of Preferred Stock.

See “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions.”

Q:
WHO CAN I CONTACT WITH QUESTIONS ABOUT THE EXCHANGE OFFERS OR THE CONSENT SOLICITATION OR TO REQUEST ANOTHER COPY OF THE PROSPECTUS/CONSENT SOLICITATION?

A:
You can contact the Information Agent engaged for Exchange Offers and the Consent Solicitation at:

D.F. King & Co., Inc.
48 Wall Street, 22 Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 967-4607
Email: aht@dfking.com

THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION SUMMARY
This summary highlights the material information contained in this Prospectus/Consent Solicitation, but may not include all of the information that you, as a holder of Preferred Stock, would like to know. To fully understand the Exchange Offers and the Consent Solicitation, and for a more complete description of the legal terms of the Exchange Offers and the Consent Solicitation, you should carefully read this entire document, including the other documents we refer to in this document.
The Company
Ashford Hospitality Trust, Inc.
The Address and Phone Number of the Company’s Principal Executive Offices
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600
The Company’s Business
Ashford Hospitality Trust, Inc., together with its subsidiaries, is an externally-advised real estate investment trust (“REIT”). While our portfolio currently consists of upscale hotels and upper upscale full-service hotels, our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the United States that have a revenue per available room (“RevPAR”) generally less than two times the U.S. national average. We were formed as a Maryland corporation in May 2003. We are advised by Ashford LLC, a subsidiary of Ashford Inc. We own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership (“Ashford Trust OP”), our operating partnership. Ashford OP General Partner LLC, a wholly owned subsidiary of the Company, serves as the sole general partner of our operating partnership. Our hotel properties are primarily branded under the widely recognized upscale and upper upscale brands of Marriott, Hilton, Hyatt and Intercontinental Hotel Group.
Preferred Stock Subject to the Exchange Offers and the Consent Solicitation
All outstanding shares of our Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock.
Exchange Offers
We are offering to exchange each outstanding share of the following series of Preferred Stock for, at the election of each holder, the Cash Option or Stock Option identified below.
Security	Cash Option Per Share	Stock Option Per Share
Series D Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series F Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series G Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series H Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock
Series I Preferred Stock	$7.75 in cash	5.58 shares of newly issued Common Stock

As set forth in the table below and described further in the paragraph that immediately follows, the Cash Option is subject to the following limitations:
Series of Preferred Stock	Maximum Aggregate Cash Per Series	Maximum Cash Shares
Series D Preferred Stock	$3,200,000	412,903
Series F Preferred Stock	$6,400,000	825,806
Series G Preferred Stock	$8,200,000	1,058,064
Series H Preferred Stock	$5,000,000	645,161
Series I Preferred Stock	$7,200,000	929,032
The Preferred Holders who elect the Cash Option will be subject to allocation and proration procedures intended to ensure that, within each series of Preferred Stock, no more than the Maximum Aggregate Cash Per Series will be issued to the Preferred Holders of that series of Preferred Stock. Proration will occur if the holders of Preferred Stock for each series tender more than the Maximum Cash Shares for that series and elect the Cash Option, in which case the amount of cash received by each Preferred Holder will be prorated among the number of shares validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The Preferred Holder will instead receive share of Common Stock for the portion of the cash consideration that they did not receive.
Preferred Holders who validly tender their shares of Preferred Stock but do not elect either the Cash Option or the Stock Option for their applicable Series of Preferred Stock will be deemed to have elected to receive the Stock Option.
See “The Exchange Offers and the Consent Solicitation—General” and “The Exchange Offers and the Consent Solicitation—Exchange Offers Consideration Explanation and Examples.”
Common Stock Outstanding Before the Exchange Offers
As of September 4, 2020, the Company had 13,058,909 shares of Common Stock outstanding.
Common Stock Outstanding After the Exchange Offers
Assuming that 100% of the shares of Preferred Stock are accepted for exchange in the Exchange Offers and the holders thereof have elected the Stock Option, 126,048,813 shares of Common Stock would be issued in the Exchange Offers. Therefore, 139,107,722 shares of our Common Stock would be outstanding after completion of the Exchange Offers.
Outstanding Shares of Preferred Stock Prior to the Exchange Offers
Series D Preferred Stock: 2,389,393 shares
Series F Preferred Stock: 4,800,000 shares
Series G Preferred Stock: 6,200,000 shares
Series H Preferred Stock: 3,800,000 shares
Series I Preferred Stock: 5,400,000 shares

Consent Solicitation
As part of the Exchange Offers, we are soliciting consent from the holders of each series of Preferred Stock to the Proposed Amendments. The Proposed Amendments must also be approved by the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting. Consent to the Proposed Amendments applicable to a series of Preferred Stock must be received from holders of at least 66 2/3% of the outstanding shares of that series of Preferred Stock for the Proposed Amendments to be effective and to effect the Exchange Offers. We are holding a Special Meeting to obtain the approval of the holders of our Common Stock to the Proposed Amendments, as well as to approve the issuance of shares of Common Stock in the Exchange Offers, as required by the rules of the NYSE.
The following is a summary of the Proposed Amendments and is qualified in its entirety by reference to the Charter and the amended text of the affected provisions of our Charter reflecting the Proposed Amendments, set forth in Annex A. The Proposed Amendments, if approved by our shareholders, would:
1.
automatically reclassify and convert each share of Series D Preferred Stock that remains outstanding after the Exchange Offer closes into the Series D All Stock Remainder Consideration and eliminate the description of the Series D Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

2.
automatically reclassify and convert each share of Series F Preferred Stock that remains outstanding after the Exchange Offer closes into the Series F All Stock Remainder Consideration and eliminate the description of the Series F Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

3.
automatically reclassify and convert each share of Series G Preferred Stock that remains outstanding after the Exchange Offer closes into the Series G All Stock Remainder Consideration and eliminate the description of the Series G Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

4.
automatically reclassify and convert each share of Series H Preferred Stock that remains outstanding after the Exchange Offer closes into the Series H All Stock Remainder Consideration and eliminate the description of the Series H Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock; and

5.
automatically reclassify and convert each share of Series I Preferred Stock that remains outstanding after the Exchange Offer closes into the Series I All Stock Remainder Consideration and eliminate the description of the Series I Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock.

The All Stock Remainder Consideration will be paid as soon as reasonably practical after, but no sooner than 11 business days after and no later than 180 calendar days after, the closing of the Exchange Offers.
If the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting vote to approve the Proposed Amendment as required by Maryland law, we will file Articles of Amendment with the SDAT reflecting approval by the holders of the Common Stock. However, the terms of the Articles of Amendment provide that the Proposed Amendment with respect to any series of Preferred Stock will only be effective when the holders of 66 2/3% of the outstanding shares of that series have tendered their shares in the Exchange Offer for that series of Preferred Stock and thereby consented to the Proposed Amendment and the shares have been accepted for purchase. The Board of Directors reserves the right not to make one or more of the Proposed Amendments, even if all Proposed Amendments receive approval by the holders of our Common Stock and the requisite consent of the applicable series of Preferred Stock.
For additional information regarding the Consent Solicitation, see “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions.” We urge you to review.
Reasons for the Exchange
Offers
The Exchange Offers are being conducted due to the impacts of COVID-19, in order to improve our capital structure and eliminate the Company’s large and growing financial obligation to its preferred stockholders, which the Company believes impedes the growth and strategic opportunities available to it.
Offer Consideration
The total consideration offered in the aggregate to all series of Preferred Stock is 126,048,813 newly issued shares of Common Stock and $30,000,000 in cash (the “Offer Consideration”). Regardless of the number of shares of Preferred Stock tendered for each Consideration Option, the Company will not issue more than 126,048,813 shares of Common Stock or pay out more than $30,000,000 in cash.
Trading and Related Matters
The Common Stock issuable pursuant to the Exchange Offers are being registered under the Securities Act of 1933, as amended, and will be freely tradable, except by our affiliates.
Differences in Rights of Our Common Stock and Preferred Stock
The Preferred Stock and Common Stock have different rights. For more information about these differences, see “The Exchange Offers and the Consent Solicitation—Differences in Rights of Our Common Stock and Preferred Stock.”
Market Price Information
On September 8, 2020, the last reported sales price of the Common Stock (after giving effect to the reverse stock split) was $2.93 per share, the last reported sales price of the Series D Preferred Stock was $5.10 per share, the last reported sales price of the Series F Preferred Stock was $4.22 per share, the last reported sales price of the Series G Preferred Stock was $4.37 per share, the last reported sales price of the Series H Preferred Stock was $4.28 per share and the last reported sales price of the Series I Preferred Stock was $4.33 per share.

Recapitalization
The Exchange Offers, together with the Proposed Amendments, are part of the Company’s plan of recapitalization to improve the Company’s capital structure in light of the impacts of COVID-19 on our business.
Expiration Date
Each of the Exchange Offers and the Consent Solicitation will expire at 5:00 p.m., New York City time, on October 9, 2020, unless extended or terminated by us, in which case the term “Expiration Date” with respect to any Exchange Offer means the latest time and date on which the Exchange Offer and the Consent Solicitation for such series of Preferred Stock, as so extended, expires.
Settlement Date
The settlement date in respect of Preferred Stock validly surrendered and accepted for exchange in the Exchange Offers will occur at closing of the Exchange Offers. We expect the closing to be within three business days after the Expiration Date.
How to Tender Preferred Stock for Exchange and Deliver Consents to the
Amendments
If you are a beneficial owner of shares of Preferred Stock that are held by or registered in the name of a bank, broker, dealer, custodian or other nominee, and you wish to participate in the Exchange Offers, you must promptly contact your bank, broker, dealer, custodian or other nominee to instruct it to tender your shares of Preferred Stock. You are urged to instruct your bank, broker, dealer, custodian or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Exchange Offers. Your bank, broker, dealer, custodian or other nominee will tender your shares of Preferred Stock on your behalf by transferring them through DTC’s ATOP. If you hold shares directly through DTC, then you may tender your shares of Preferred Stock by transferring them through DTC’s ATOP. The proper tender of your shares of Preferred Stock will also constitute your consent to the Proposed Amendments. There are no additional actions you must take to consent to the Proposed Amendments. There is no letter of transmittal for the Exchange Offers. See “The Exchange Offers and the Consent Solicitation—Procedures for Tendering Shares.”
Fractional Shares
Fractional shares of our Common Stock will not be distributed in the Exchange Offers. Instead, you will receive cash in lieu of a fractional share. The Exchange Agent, acting as agent for the Preferred Holders who are otherwise entitled to receive a fractional share of our Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those Preferred Holders. Any proceeds that the Exchange Agent realizes from the sale will be distributed, less any brokerage commissions or other fees, to each Preferred Holder entitled thereto in accordance with such Preferred Holders proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Common Stock. As a result, Preferred Holders may not receive fractional share proceeds at the same time they receive shares of our Common Stock pursuant to the Stock Option.
Partial Tenders
You must validly tender all shares that you own in a series of Preferred Stock and deliver your consent to the Proposed Amendments in order to participate in the Exchange Offer for that series of Preferred Stock and the Consent Solicitation. No partial tenders within a series of Preferred Stock will be accepted. If you own more than one series of Preferred Stock, you can tender all shares that you own in one series of Preferred Stock without tendering all of the shares that you own in another series of Preferred Stock.
Withdrawal Rights
If you are a beneficial owner of shares of Preferred Stock that are held by or registered in the name of a bank, broker, dealer, custodian or other nominee, and you wish to withdraw your shares from the Exchange Offers, you must promptly contact your bank, broker, dealer, custodian or other nominee prior to the Expiration Date to instruct it to withdraw your shares of Preferred Stock. If you hold shares directly through DTC, then you may withdraw your shares of Preferred Stock through DTC’s ATOP. Shares of Preferred Stock tendered pursuant to the Exchange Offers and the Consent Solicitation may be withdrawn at any time prior to the Expiration Date, and if the shares of Preferred Stock have not been accepted for payment, after the expiration of 40 business days from the commencement of the Exchange Offers. You are urged to instruct your bank, broker, dealer, custodian or other nominee as soon as possible in order to determine the times by which you must take action in order to withdraw your shares from the Exchange Offers. Withdrawals not received by the Exchange Agent prior to the Expiration Date or as described above will be disregarded and have no effect.
For a withdrawal to be effective, your transmission notice of withdrawal of Preferred Stock must be effected prior to the Expiration Date by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must (a) specify the name of the participant in DTC whose name appears on the security position listing as the owner of such shares of Preferred Stock, (b) include a statement that the holder is withdrawing its election to have its Preferred Stock exchanged and contain the description of the Preferred Stock to be withdrawn, (c) be signed by such participant in the same manner as the DTC participant’s name is listed in the applicable Agent’s Message.
See “The Exchange Offers and the Consent Solicitation—Withdrawal Rights.”
Conditions Precedent to the Exchange Offers
Our obligation to accept shares for exchange in each Exchange Offer is conditioned upon, among other things:
•
the Individual Series Minimum Condition;

•
the Financing Condition;

•
approval of the issuance of shares of Common Stock in each of the Exchange Offers, which, in the aggregate, will constitute more than 20% of the outstanding shares of the Company’s Common Stock, by the holders of a majority of the Common Stock voting at the Special Meeting, as required by the rules of the NYSE;

•
approval of the Proposed Amendments by the holders of 66 2/3% of the holders of the Common Stock outstanding and entitled to vote at the Special Meeting; and

•
the effectiveness of the registration statement of which the Prospectus/Consent Solicitation is a part.

We will, subject to the rules and regulations of the SEC, in our reasonable judgment, determine whether any of the conditions to an Exchange Offer and the Consent Solicitation have been satisfied and whether to waive any conditions that have not been satisfied. See “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers,” “The Exchange Offers and the Consent Solicitation—Extension, Termination and Amendment,” and “The Exchange Offers and the Consent Solicitation—Waiver of Conditions.”
Consequences of Failure to Exchange Outstanding Preferred Stock
If the Exchange Offers for all or some of the Series of Preferred Stock close, all shares of Preferred Stock that are not tendered in the Exchange Offers that close will be automatically converted into the right to receive the All Stock Remainder Consideration applicable to that series of Preferred Stock. The All Stock Remainder Consideration will be delivered to the applicable non-tendering former Preferred Holders as soon as reasonably practical after, but no sooner than 11 business days after and no later than 180 calendar days after, the closing of the Exchange Offers. Each Exchange Offer will not be consummated unless, among other things, at least 66 2/3% of the Preferred Holders of that series of Preferred Stock participate in the Exchange Offer.
If holders of at least 66 2/3% of each series of Preferred Stock do not participate and the Company is not able to complete the Exchange Offers and the Consent Solicitation, there will be significant adverse consequences to the Company. If we are not able to complete the Exchange Offers and the Consent Solicitation and improve our near-term liquidity, we will consider other restructuring alternatives available to us at that time. Those alternatives may include, but are not limited to, (i) the transfer of certain of our assets to our lenders to fulfill our obligations, (ii) the sale of profitable assets, (iii) a corporate restructuring and recapitalization, which could include (a) a distribution or spin-off of profitable assets, (b) alternative offers to exchange our outstanding securities and debt obligations, (c) the incurrence of additional debt and (d) obtaining additional equity capital on terms that may be onerous or highly dilutive, (iv) joint ventures or (v) seeking relief through the commencement of a Chapter 11 proceeding or otherwise under the U.S. Bankruptcy Code, including (a) pursuing a plan of reorganization that we would seek to confirm (or “cram down”) despite any class of creditors who reject or are deemed to have rejected such plan, (b) seeking bankruptcy court approval for the sale of some, most or all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and subsequent liquidation of the remaining assets in the bankruptcy case or (c) seeking another form of bankruptcy relief, all of which would involve uncertainties, potential delays and litigation risks.
Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. There can be no assurance that any such alternative will be pursued or accomplished. We may not be able to engage in any of these activities or engage in any of these activities on desirable terms, which could result in a default on our debt obligations. Any such alternative could be on terms that are less favorable to the Preferred Holders than the terms of the Exchange Offers and the Consent Solicitation, and

Preferred Holders could receive little or no consideration for their shares of Preferred Stock. There are no restrictive covenants or other obligations under the Articles Supplementary for each series of Preferred Stock that limit the Company’s ability to complete a transfer, sale, distribution or spin-off of profitable assets. Moreover, in any such alternative there can be no assurance that Preferred Holders will be offered the right to exchange their Preferred Stock or would be entitled to a vote in respect of any such alternative.
Under our advisory agreement, a sale or disposition of hotels—for example, in sales, foreclosures or other dispositions—would constitute a “change of control” under our advisory agreement with our advisor Ashford Inc., enabling our advisor to terminate the advisory agreement, if such dispositions collectively constitute either (1) 20% of the gross book value of the Company’s assets in any calendar year or (2) 30% of the gross book value of the Company’s assets over any three-year period. In that event, we would be required to pay a termination fee equal to: (i) 1.1 multiplied by the greater of (a) 12 times the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; (b) the earnings multiple (calculated as our advisor’s total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor’s most recently reported adjusted EBITDA) for our advisor’s common stock for the 12 month period preceding the termination date of the advisory agreement multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; or (c) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor’s adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; plus (ii) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (i) and (ii) shall equal the amount described in (i). In the event we become obligated to pay the termination fee, it is very likely we will not have the financial resources to be able to do so. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to advisor—including amounts we would owe to the advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable.
For a more complete description of the risks relating to our failure to complete the Exchange Offers, see “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitation.”
Material U.S. Federal Income Tax Considerations
Please see the section titled “Material U.S. Federal Income Tax Considerations” below. You are urged to consult your own tax advisors for a full understanding of the tax considerations of participating in the Exchange Offers in light of your own particular circumstances.
Plans and Proposals
We expect to fund the Cash Option in the Exchange Offers with capital we raise by issuing or selling securities (that may be convertible into Common Stock) in a public or private offering, or by entering into an alternative capital raising transaction, which may include the potential issuance of convertible preferred debt, a potential real estate joint venture in which a third party would pay us cash for an interest in a to-be-formed joint venture holding some of our hotels or financing arrangements secured through government programs. The Exchange Offers are subject to the Financing Condition, including the determination of our Board of Directors that the proceeds of the Financing Transaction will be lawfully available to pay the Cash Option. If we are not able to satisfy the Financing Condition, we will not be required to close the Exchange Offers and accept tendered shares.
We do not otherwise, with exception of the Exchange Offers and the capital raising transactions described above, have any plans, proposals or negotiations that would result in any material change in our corporate structure or business. We do not have any plans, proposals or negotiations which would relate to or result in our Common Stock becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Exchange Agent
Computershare Trust Company, N.A.
Transfer Agent
Computershare Trust Company, N.A.
Information Agent
D.F. King & Co., Inc.
Regulatory Approvals
We are not aware of any other material regulatory approvals necessary to complete the Exchange Offers, other than the obligation to file a Schedule TO with the SEC and to otherwise comply with applicable securities laws.
Appraisal Rights and Right to Petition for Fair Value
The Preferred Holders will not have appraisal rights, or any contract right to petition for fair value, in the Exchange Offers or Consent Solicitation. The Company will not independently provide such a right. Under Section 3-202(a)(4) of the MGCL, stockholders generally have the right to petition for fair value when the charter is amended in a way that substantially affects the stockholders’ rights and alters the contract rights as expressly set forth in the charter. However, Section 3-202(a)(4) of the MGCL provides an exception from this general rule for situations where the Charter reserves the power to amend the charter to alter contract rights, including amendments that substantially adversely affect stockholders’ rights. Article XI of our current Charter expressly reserves the power to amend the Charter to alter the contract rights of our existing stockholders, including alterations that are substantially adverse.
See “The Exchange Offers and the Consent Solicitation —Appraisal Rights and the Right to Petition for Fair Value.”
Retail Processing Fee
With respect to any tender in an amount up to 10,000 shares per series of Preferred Stock that is accepted in the Exchange Offers from any eligible soliciting dealer, we will pay to the relevant eligible soliciting dealer a Retail Processing Fee equal to $0.125 per $25 of the principal amount of such shares of Preferred Stock validly tendered and accepted for purchase. In order to be eligible to receive the Retail Processing Fee, any soliciting dealer must properly complete a retail processing form and deliver it electronically to the Information Agent on or prior to the applicable Expiration Date. See “The Exchange Offers and the Consent Solicitation—Retail Processing Fee.”
Further Information
If you have questions regarding the Exchange Offers or the Consent Solicitation or the procedures for exchanging your Preferred Stock in the Exchange Offers, or if you require additional Exchange Offers materials, please contact:
D.F. King & Co., Inc.
48 Wall Street, 22 Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 967-4607
Email: aht@dfking.com

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following information reflects selected summary historical and unaudited pro forma financial information of the Company to give the effect of the Exchange Offers. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had the Exchange Offers been completed as of the dates indicated. The selected unaudited pro forma financial information has been derived from, and should be read in conjunction with, our historical consolidated financial statements included in this Prospectus/Consent Solicitation.
Primary Assumptions
The primary assumptions made in preparing the unaudited pro forma information below are that our stockholders will approve amendments to the Charter to:
•
automatically reclassify and convert each share of Series D Preferred Stock that remains outstanding after the Exchange Offer closes into the Series D All Stock Remainder Consideration;

•
automatically reclassify and convert each share of Series F Preferred Stock that remains outstanding after the Exchange Offer closes into the Series F All Stock Remainder Consideration;

•
automatically reclassify and convert each share of Series G Preferred Stock that remains outstanding after the Exchange Offer closes into the Series G All Stock Remainder Consideration;

•
automatically reclassify and convert each share of Series H Preferred Stock that remains outstanding after the Exchange Offer closes into the Series H All Stock Remainder Consideration; and

•
automatically reclassify and convert each share of Series I Preferred Stock that remains outstanding after the Exchange Offer closes into the Series I All Stock Remainder Consideration.

The unaudited pro forma financial information has been adjusted resulting from the foregoing assumptions to:
•
increase common shares outstanding by 13,332,813 for the full exchange of the Series D Preferred Stock effective as of the date of its original issuance on July 17, 2007;

•
increase common shares outstanding by 26,784,000 for the full exchange of the Series F Preferred Stock effective as of the date of its original issuance on July 8, 2016;

•
increase common shares outstanding by 34,596,000 for the full exchange of the Series G Preferred Stock effective as of the date of its original issuance on October 17, 2016;

•
increase common shares outstanding by 21,204,000 for the full exchange of the Series H Preferred Stock effective as of the date of its original issuance on August 18, 2017;

•
increase common shares outstanding by 30,132,000 for the full exchange of the Series I Preferred Stock effective as of the date of its original issuance on November 13, 2017;

•
exclude the unpaid dividends on the Preferred Stock because the effect of the pro forma adjustments is to reflect that the Preferred Stock was not issued; and

•
reflect the effect of the 1-for-10 reverse stock split of our Common Stock completed on July 15, 2020.

	As of and for the Years Ended December 31,
	2019	2018	2017	2016	2015
Summary Historical Financial Information:
Weighted average common shares outstanding-basic	9,984	9,728	9,521	9,442	9,629
Weighted average common shares outstanding- dilutive	9,984	9,728	9,521	9,442	11,488
Book value per common share-basic	$(29.64)	$(11.54)	$7.12	$25.26	$43.33
Book value per common share-dilutive	(29.64)	(11.54)	7.12	25.26	46.63
Dividends declared per common share	3.00	4.80	4.80	4.80	4.80
Income (loss) from continuing operations available to common stockholders per share-basic	(15.77)	(17.52)	(13.02)	(9.49)	24.29
Income (loss) from continuing operations available to common stockholders per share-dilutive	(15.77)	(17.52)	(13.02)	(9.49)	23.45
Summary Unaudited Pro Forma Historical Financial Information:
Weighted average common shares outstanding-basic	136,033	135,777	135,570	135,492	135,678
Weighted average common shares outstanding- dilutive	136,033	135,777	135,570	135,492	135,678
Book value per common share-basic	$1.98	$3.33	$4.67	$5.84	$5.98
Book value per common share-dilutive	1.98	3.33	4.67	5.84	5.98
Dividends declared per common share	0.23	0.35	0.35	0.34	0.35
Income (loss) from continuing operations per share-basic	(1.04)	(1.14)	(0.66)	(0.45)	2.21
Income (loss) from continuing operations per share-dilutive	(1.04)	(1.14)	(0.66)	(0.45)	2.21
	As of and for the Six Months Ended June 30,
	2020	2019
Summary Historical Financial Information:
Weighted average common shares outstanding-basic	10,162	9,968
Weighted average common shares outstanding-dilutive	10,162	9,968
Book value per common share-basic	$(59.38)	$(19.88)
Book value per common share-dilutive	(59.38)	(19.88)
Dividends declared per common share	—	1.80
Income (loss) from continuing operations available to common stockholders per share-basic	(30.46)	(7.67)
Income (loss) from continuing operations available to common stockholders per share-dilutive	(30.46)	(7.67)
Summary Unaudited Pro Forma Historical Financial Information:
Weighted average common shares outstanding-basic	136,211	136,017
Weighted average common shares outstanding-dilutive	136,211	136,017
Book value per common share-basic	$(0.28)	$2.70
Book value per common share-dilutive	(0.28)	2.70
Dividends declared per common share	—	0.14
Income (loss) from continuing operations per share-basic	(2.49)	(0.50)
Income (loss) from continuing operations per share-dilutive	(2.49)	(0.50)

RISK FACTORS
In deciding whether to tender your shares of Preferred Stock pursuant to the Exchange Offers and the Consent Solicitation, you should read carefully this Prospectus/Consent Solicitation and the documents to which we refer you. You should also carefully consider the following factors.
Risks Related to Exchange Offers and the Consent Solicitation
The Exchange Offers may not benefit us or our stockholders.
The Exchange Offers may not enhance stockholder value or improve the liquidity and marketability of our Common Stock. As of September 4, 2020, there were 13,058,909 outstanding shares of Common Stock and 22,589,393 shares of Preferred Stock. This recapitalization will significantly increase the number of outstanding shares of Common Stock. If all of the outstanding Common Stock available for issuance under the Exchange Offers are issued, there will be approximately 139,107,722 shares of Common Stock outstanding.
As a result, the Exchange Offers may result in an immediate decrease in the market value of the Common Stock. In addition, factors unrelated to our stock or our business, such as the general perception of the Exchange Offers and the Consent Solicitation by the investment community, may cause a decrease in the value of the Common Stock and impair its liquidity and marketability. Prior performance of the Common Stock may not be indicative of the performance of the Common Stock after the Exchange Offers. Furthermore, securities markets worldwide have experienced significant price and volume fluctuations over the last several years. This market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of the Common Stock following the Exchange Offers and the Consent Solicitation, particularly if the Exchange Offers and the Consent Solicitation are not viewed favorably by the investment community.
If we are unable to consummate the Exchange Offers and the Consent Solicitation, we will consider other restructuring alternatives available to us at that time, which could adversely affect our business and financial position.
If we are not able to complete the Exchange Offers and the Consent Solicitation and improve our near-term liquidity, we will consider other restructuring alternatives available to us at that time. Those alternatives may include, but are not limited to, (i) the transfer of certain of our assets to our lenders to fulfill our obligations, (ii) the sale of profitable assets, (iii) a corporate restructuring and recapitalization, which could include (a) a distribution or spin-off of profitable assets, (b) alternative offers to exchange our outstanding securities and debt obligations, (c) the incurrence of additional debt and (d) obtaining additional equity capital on terms that may be onerous or highly dilutive, (iv) joint ventures or (v) seeking relief through the commencement of a Chapter 11 proceeding or otherwise under the U.S. Bankruptcy Code, including (a) pursuing a plan of reorganization that we would seek to confirm (or “cram down”) despite any class of creditors who reject or are deemed to have rejected such plan, (b) seeking bankruptcy court approval for the sale of some, most or all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and subsequent liquidation of the remaining assets in the bankruptcy case or (c) seeking another form of bankruptcy relief, all of which would involve uncertainties, potential delays and litigation risks.
Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. There can be no assurance that any such alternative will be pursued or accomplished. We may not be able to engage in any of these activities or engage in any of these activities on desirable terms, which could result in a default on our debt obligations.
Under our advisory agreement, a sale or disposition of hotels—for example, in sales, foreclosures or other dispositions—would constitute a “change of control” under our advisory agreement with our advisor Ashford Inc., enabling our advisor to terminate the advisory agreement, if such dispositions collectively constitute either (1) 20% of the gross book value of the Company’s assets in any calendar year or (2) 30% of the gross book value of the Company’s assets over any three-year period. In that event, we would be required to pay a termination fee equal to: (i) 1.1 multiplied by the greater of (a) 12 times the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; (b) the earnings multiple (calculated as our advisor’s total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor’s most recently reported adjusted EBITDA) for our advisor’s common stock for the 12 month period preceding the termination date of the advisory agreement multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; or (c) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor’s adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; plus (ii) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (i) and (ii) shall equal the amount described in (i). In the event we become obligated to pay the termination fee, it is very likely we will not have the financial resources to be able to do so. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to advisor—including amounts we would owe to the advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable.
If a protracted and non-orderly restructuring or reorganization were to occur, there is a risk that the ability of the Preferred Holders to recover their investments would be substantially delayed and more impaired than under the proposed Exchange Offers. Any alternative we pursue, whether in or out of court, may take substantially longer to consummate than the Exchange Offers and the Consent Solicitation. A protracted financial restructuring could disrupt our business and would divert the attention of our management from the operation of our business and implementation of our business plan. It is possible that such a prolonged financial restructuring or bankruptcy proceeding would cause us to lose many of our key officers. Such losses of key officers would likely make it difficult for us to complete a financial restructuring and may make it less likely that we will be able to continue as a viable business.
The uncertainty surrounding a prolonged financial restructuring could also have other adverse effects on us. For example, it could also adversely affect:
•
our ability to raise additional capital;

•
our ability to capitalize on business opportunities and react to competitive pressures;

•
our ability to attract and retain employees;

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our liquidity;

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how our business is viewed by investors, lenders, strategic partners or customers; and

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our enterprise value.

Any alternative restructuring could be on terms less favorable to the Preferred Holders than the terms of the Exchange Offers and the Consent Solicitation.
Any alternative restructuring that we may pursue in the event that the Exchange Offers are not completed could be on terms that are less favorable to the Preferred Holders than the terms of the Exchange Offers and the Consent Solicitation, and Preferred Holders could receive little or no consideration for their shares of Preferred Stock. In the event that one or more of the Exchange Offers are not completed, the Preferred Holders for such series of Preferred Stock will retain their existing rights, including their liquidation and dividend rights. There is no assurance that the Preferred Holders will receive the value associated with those rights in one or more of alternative restructuring options that the Company may pursue in the event that the Exchange Offers are not completed. There are no restrictive covenants or other obligations under the Articles Supplementary for each series of Preferred Stock that limit the Company’s ability to complete a transfer, sale, distribution or spin-off of profitable assets. Moreover, in any such alternative there can be no assurance that Preferred Holders will be offered the right to exchange their Preferred Stock or would be entitled to a vote in respect of any such alternative.

The Preferred Holders who elect to tender their shares of Preferred Stock for the Cash Option may not receive Offer Consideration in the form elected.
A Preferred Holder who tenders his, her or its Preferred Stock is not guaranteed to receive the Consideration Option elected for each of the Preferred Holder’s shares of Preferred Stock. The total amount of cash available for all series of Preferred Stock is $30,000,000. Therefore, if the number of Preferred Holders who select the Cash Option would result (but for the proration described in this sentence) in more than $30,000,000 being required to be paid by us, then the payment will be subject to allocation and proration procedures intended to ensure that, in the aggregate, across all series of Preferred Stock, no more than $30,000,000 in cash in the aggregate will be issued to Preferred Holders who validly tender and do not withdraw their shares of Preferred Stock. If the total Offer Consideration owed to Preferred Holders who elect the Cash Option is greater than $30,000,000, which would occur if the holders of Preferred Stock for each series tender more than the Maximum Cash Shares for that series and elect the Cash Option, then the amount of cash received by each Preferred Holders will be prorated among the number of shares of Preferred Stock validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The Preferred Holder will instead receive shares of Common Stock for the portion of the cash consideration that they did not receive. Accordingly, some of the consideration a Preferred Holder receives in the Exchange Offers may differ from the type of consideration selected and such difference may be significant.
If completion of our Exchange Offers does not qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the “Code”), you may be taxed on the full amount of the consideration you receive from us.
We believe that the exchange of Common Stock and cash, if any, for all of a holder’s Preferred Stock pursuant to the Exchange Offers should be treated for U.S. federal income tax purposes as a recapitalization within the meaning of Section 368 of the Code. In such case, Preferred Holders who participate in the Exchange Offers will generally not recognize gain or loss other than to the extent they receive cash in the Exchange Offers. The U.S. federal income tax treatment described above, however, is not free from doubt. If we complete our Exchange Offers in a manner in which the Exchange Offers does not qualify for the U.S. federal income tax treatment described above, you may be taxed on any gain you realize up to the full Offer Consideration.
We may choose to waive any of the conditions of the Exchange Offers that we are permitted by law to waive.
The consummation of the Exchange Offer for each series of Preferred Stock is subject to, and conditioned upon, the satisfaction or waiver of the conditions discussed under “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers”. These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the Exchange Offers regardless of the circumstances, including any action or inaction by us, giving rise to the condition. These conditions may be waived by us in whole or in part at any time or from time to time in our sole discretion, in accordance with law. Accordingly, we may elect to waive certain conditions to allow an Exchange Offer to close, notwithstanding the fact that one or more condition may not have been satisfied.
The Exchange Offers may be terminated, cancelled or delayed.
We reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the Exchange Offers. Even if any or all of the Exchange Offers are completed, each of the Exchange Offers may not be completed on the schedule described in this prospectus. The Exchange Offers may be delayed by a waiver of any of the conditions of the Exchange Offers. Accordingly, Preferred Holders participating in the Exchange Offer may have to wait longer than expected to receive their consideration.
Preferred Holders who elect to tender their shares of Preferred Stock for the Cash Option may not receive the Cash Option if the Exchange Offer for their series of Preferred Stock remains open after one or more Exchange Offers for the other series of Preferred Stock closes.
We may elect to close one or more Exchange Offers while one or more other Exchange Offers remain open. All of the conditions precedent to one or more Exchange Offers may be satisfied or waived by us before the conditions precedent to other Exchange Offers are satisfied. In this case, Preferred Holders who elect the Cash Option in the Exchange Offers that close will be entitled to receive, in the aggregate, the total Cash Consideration for all of the Exchange Offers, subject to the proration and allocation procedures described herein, while holders who elect the Cash Option and have tendered their shares in an Exchange Offer that has not closed will not be entitled to receive the Cash Option and instead will receive the Stock Option.
One or more of the Exchange Offers may not be consummated and therefore shares of one or more of our series of Preferred Stock may remain outstanding and continue to have dividend and liquidation rights that are senior to our Common Stock.
Each of the Exchange Offers is subject to conditions that may or may not be satisfied or waived. Therefore, it is possible that some of the Exchange Offers may be consummated while others may not. If one or more of the Exchange Offers does not close, shares of our Preferred Stock will remain outstanding. Holders of our Preferred Stock have certain rights that holders of our Common Stock do not. These include rights to dividends in priority to dividends on our Common Stock and a right to receive, upon a liquidation of our company, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of our Common Stock. If we were to file for bankruptcy, holders of our shares of Preferred Stock that remain outstanding would have a claim in bankruptcy that is senior to any claim holders of our Common Stock would have. In addition, if shares of our Preferred Stock remain outstanding after one or more of the Exchange Offers close, we may determine in the future to offer to exchange or repurchase shares of our then outstanding Preferred Stock on terms that are more favorable than the terms of the Exchange Offers.
Tendering stockholders may be required to return their consideration if a court were to determine that the Exchange Offers constituted a fraudulent transfer under federal or state laws or, with respect to the Cash Consideration, an unlawful distribution under the MGCL.
A payment or transfer of property can subsequently be voided if a court finds that the payment or transfer constituted a “fraudulent” transfer. There are generally two standards used by courts to determine whether a transfer was fraudulent under federal or state law.
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First, a transfer will be deemed fraudulent if it was made with the actual intent to hinder, delay or defraud current or future creditors.

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Second, a transfer will be considered fraudulent if the transferor received less than reasonably equivalent value in exchange for the payment or transfer of property and either (a) was insolvent at the time of the transaction, (b) was rendered insolvent as a result of the transaction, (c) was engaged, or about to engage, in a business or transaction for which its assets were unreasonably small, or (d) intended to incur, or believed, or should have believed, it would incur, debts beyond its ability to pay as such debts mature.

Litigation seeking to void the Exchange Offers as fraudulent transfers would have to be commenced by our creditors or someone acting on their behalf, such as a bankruptcy trustee. If such litigation is instituted, we cannot assure you as to what standard a court would apply in order to determine whether we were “insolvent” as of the date the Exchange Offers was closed, or that a court would not determine that we were insolvent on the date of closing of the Exchange Offers. We can also not assure you that a court would not determine that the Exchange Offers constituted fraudulent transfers on another ground.
The definition of “insolvent” varies under three potentially applicable statutes. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Under the Bankruptcy Code, we would be considered insolvent if the sum of all our liabilities is greater than the value of all our property at a fair valuation. The foregoing standards are applied on a case-by-case basis to determine the insolvency of a particular person. Because there can be no assurance which jurisdiction’s fraudulent transfer law would be applied by a court, there can be no assurance as to what standard a court would apply in order to determine insolvency.
If a court determines the Exchange Offers constituted fraudulent transfers, the Exchange Offers could be voided. If the Exchange Offers are deemed a fraudulent transfer, holders of the Preferred Stock that successfully tender their shares may be required to return the consideration received for their Preferred Stock, and such holders would be returned to their original position as a holder of Preferred Stock.
Under the MGCL, the payment of the Cash Option would be considered an unlawful distribution if, as of the date the cash consideration is transferred to the tendering Preferred Holders and after giving effect to the payment, the Company would not be able to pay its indebtedness as such indebtedness becomes due in the usual course of the business or its liabilities would exceed its assets.
The aggregate value participants in the Exchange Offers and Consent Solicitation receive may be lower than the value of their Preferred Stock.
The sum of the market price value of the Common Stock and the cash being offered per share of Preferred Stock in the Exchange Offers and the Consent Solicitation is lower than the liquidation preference per share of the Preferred Stock. The shares of Preferred Stock have a liquidation preference of $25 per share plus any unpaid dividends on such share. The holders of the Series D Preferred Stock are being offered $7.75 in cash or 5.58 shares of Common Stock, the holders of the Series F Preferred Stock are being offered $7.75 in cash or 5.58 shares of Common Stock, the holders of the Series G Preferred Stock are being offered $7.75 in cash or 5.58 shares of Common Stock, the holders of the Series H Preferred Stock are being offered $7.75 in cash or 5.58 shares of Common Stock and the holders of the Series I Preferred Stock are being offered $7.75 in cash or 5.58 shares of Common Stock, for each share of that series of Preferred Stock in the Exchange Offers and the Consent Solicitation. During the last 20 trading days, the Common Stock has traded in a range of $2.62 to $4.18 per share. As a result, the aggregate value of the consideration per share in the Exchange Offers and the Consent Solicitation is lower than the liquidation preference per share of the Preferred Stock, including the amount of any unpaid dividends on the Preferred Stock. Further, no additional consideration is being offered in respect of unpaid dividends on the Preferred Stock that will be eliminated if the Proposed Amendments are adopted.
The trading price of our Common Stock may be subject to significant fluctuations and volatility.
The stock markets have experienced high levels of volatility. These market fluctuations may adversely affect the trading price of our Common Stock. In addition, the trading price of our Common Stock has been subject to significant fluctuations and may continue to fluctuate or decline. Factors that could cause fluctuations in the trading price of our Common Stock include the following:
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changes in the business, operations or prospects of the Company;

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actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

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catastrophic events, both natural and man-made;

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governmental litigation and/or regulatory developments or considerations;

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general market and economic conditions or market and economic conditions affecting our industry generally;

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publication of unfavorable research reports about us or our industry or withdrawal of research reports by research analysts;

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the departure of key personnel;

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market assessments of the Financing Transaction and the likelihood of us returning to normalized business operations;

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market assessments as to whether and when the Exchange Offers and the Consent Solicitation will be consummated and market assessments of the condition, results or prospects of our business; and

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governmental actions or legislative developments affecting the mortgage industry generally.

Holders are urged to obtain market quotations for our Common Stock when they consider the Exchange Offers and the Consent Solicitation.

We have not obtained a third-party determination that the Exchange Offers and the Consent Solicitation is fair to holders of Preferred Stock.
We are not making a recommendation as to whether holders of Preferred Stock should exchange their shares in the Exchange Offers and the Consent Solicitation. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of Preferred Stock for purposes of negotiating the Exchange Offers and the Consent Solicitation or preparing a report concerning the fairness of the Exchange Offers and the Consent Solicitation. The value of the cash and Common Stock to be issued in the Exchange Offers and the Consent Solicitation may not equal or exceed the value of the Preferred Stock tendered. You must make your own independent decision regarding your participation in the Exchange Offers and the Consent Solicitation.
The Proposed Amendments will eliminate all rights of the holders of Preferred Stock, and all unexchanged shares of Preferred Stock will be automatically converted into the right to receive the All Stock Remainder Consideration upon the Proposed Amendments becoming effective.
If we complete the Exchange Offers and the Consent Solicitation and obtain the requisite approvals of the Proposed Amendments by holders of each series of our Preferred Stock, each voting as a separate class, and the Proposed Amendments become effective, all rights of holders of Preferred Stock that are currently set forth in the Charter will be eliminated. Furthermore, if we complete the Exchange Offers and Consent Solicitations, all unexchanged shares of Preferred Stock will be automatically converted into the right to receive the All Stock Remainder Consideration upon the Proposed Amendments becoming effective. See “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions” for a description of the Proposed Amendments and Annex A for the complete text of the Proposed Amendments. The All Stock Remainder Consideration for each series of Preferred Stock includes a substantially lower number of shares of our Common Stock than the Stock Option for each series of Preferred Stock. As a result, if we complete the Exchange Offers and Consent Solicitations, Preferred Holders who do not tender their shares into the Exchange Offers will receive substantially less Common Stock than they would have had they participated and elected to receive the Stock Option.
If the Exchange Offers are consummated, Preferred Holders who do not tender into the Exchange Offers will receive the All Stock Remainder Consideration, which is priced at a discount to the Consideration Options, and will no longer have rights as a Preferred Holder.
If the Exchange Offers are consummated and the Proposed Amendments are approved, all unexchanged shares of Preferred Stock will be automatically converted into the right to receive the All Stock Remainder Consideration and former Preferred Holders will no longer have rights as a Preferred Holder. All Preferred Holders who tender their shares into the Exchange Offers and select the Stock Option will receive 5.58 shares of Common Stock per share, whereas holders who choose not to tender into the Exchange Offers would only receive 1.74 shares of Common Stock for each share of Preferred Stock they hold upon the automatic conversion of their shares of Preferred Stock.
Risks Related to Our Business
A financial crisis, economic slowdown, or epidemic or other economically disruptive event may harm the operating performance of the hotel industry generally. If such events occur, we may be harmed by declines in occupancy, average daily room rates and/or other operating revenues.
The performance of the lodging industry has been closely linked with the performance of the general economy and, specifically, growth in the U.S. gross domestic product. A majority of our hotels are classified as upscale and upper upscale. In an economic downturn, these types of hotels may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. This characteristic may result from the fact that upscale and upper upscale hotels generally target business and high-end leisure travelers. In periods of economic difficulties or concerns with respect to communicable disease, business and leisure travelers may seek to reduce travel costs and/or health risks by limiting travel or seeking to reduce costs on their trips. Any economic recession will likely have an adverse effect on us.

The hotel industry is highly competitive and the hotels in which we invest are subject to competition from other hotels for guests.
The hotel business is highly competitive. Our hotel properties will compete on the basis of location, brand, room rates, quality, amenities, reputation and reservations systems, among many factors. There are many competitors in the hotel industry, and many of these competitors may have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and rooms revenue at our hotels. Over-building in the lodging industry may increase the number of rooms available and may decrease occupancy and room rates. In addition, in periods of weak demand, as may occur during a general economic recession, profitability is negatively affected by the fixed costs of operating hotels. We also face competition from services such as home sharing companies and apartment operators offering short-term rentals.
As a result of the impact of the COVID-19 pandemic, our financial statements contain a statement regarding a substantial doubt about the Company’s ability to continue as a going concern.
The consolidated financial statements included herein have been prepared on a going concern basis, which assumes that we will continue to operate in the normal course of business. As a result of the factors described below under “The outbreak of COVID-19 has and will continue to significantly impact our occupancy rates and RevPAR,” our notes to our financial statements include a qualification as to a substantial doubt about our ability to continue as a going concern over the next twelve months. As a result of the continued suspension of operations at some of our hotels and the severe decline in revenues resulting from the COVID-19 pandemic, beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loan agreements, which constituted an “Event of Default” as such term is defined under the applicable loan agreement. Additionally, the lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice, which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. On August 21, 2020, we announced that the Embassy Suites Midtown Manhattan Times Square was sold subject to the loan and the proceeds of the sale were used to repay the mezzanine loans for the properties, and that we had completed a consensual assignment of the entities that own the Rockbridge Portfolio in lieu of a UCC sale. As a result, we have been released from all obligations under any debt directly or indirectly secured by the Rockbridge Portfolio and all obligations under the loan and the mezzanine loan for the Embassy Suites Midtown Manhattan Times Square. At this time, we are currently in the process of negotiating forbearance agreements with our lenders. Any forbearance agreement may lead to increased costs, increased interest rates, additional restrictive covenants and other lender protections and there can be no assurance that we will be successful in modifying such terms. If we are unsuccessful in negotiating forbearance agreements with our lenders, this could lead to the potential acceleration of amounts due under our loan agreements, which would adversely affect our financial condition and liquidity. The foregoing raises substantial doubt about our ability to continue as a going concern. As of June 30, 2020, the Company held cash and cash equivalents of $165.5 million and restricted cash of $95.3 million. During the three months ended June 30, 2020, we utilized cash, cash equivalents and restricted cash of $106.2 million. We are currently experiencing significant variability in the operating cash flows of our hotel properties, and we continue to negotiate forbearance agreements with our lenders. Additionally as discussed above we have received various acceleration notices and UCC sale notices from our lenders. We are also taking several steps to reduce our cash utilization and potentially raise additional capital. All of these items create uncertainty surrounding future cash flows. As a result of these uncertainties, management cannot reasonably estimate how long the Company’s current cash, cash equivalents and restricted cash will last, but if our cash utilization going forward is consistent with the second quarter of 2020 and we do not raise additional capital, it is possible that the Company may utilize all of its cash, cash equivalents and restricted cash within the next twelve months. The substantial doubt about our ability to continue as a going concern may negatively affect the price of our preferred or Common Stock and may make it challenging for us to issue additional debt on favorable terms to the extent necessary or desirable to increase our liquidity.
We did not pay dividends on our Preferred Stock or Common Stock in the second quarter of 2020 and do not expect to pay dividends on our Preferred Stock or Common Stock for the foreseeable future.
We did not pay dividends on the Preferred Stock or Common Stock in the second quarter of 2020, and we do not expect to pay dividends on our Preferred Stock or Common Stock for the foreseeable future, particularly in light of the downturn in our business occasioned by the COVID-19 pandemic and the demands of our property-level lenders, with whom we are currently negotiating forbearance agreements in light of our failure to make interest and principal payments starting in April 2020. Our Board of Directors decides each quarter whether to pay dividends on our preferred stock, based on a variety of factors.
We may become no longer eligible to use Form S-3, which would impair our capital raising activities.
We may become no longer eligible to use Form S-3 as a result of our recent payment defaults under our mortgage loans with our property level lenders, which occurred beginning on April 1, 2020, and our failure to pay dividends to our holders of Preferred Stock during the second quarter of 2020. If such defaults are not cured by December 31, 2020, we will not be able to use our currently effective Form S-3 to register sales of our securities. In addition, we are currently restricted from filing new shelf registration statements on Form S-3 or filing a post-effective amendment to an existing Form S-3 as a result of our payment defaults. Our existing shelf registration statement on Form S-3 is set to expire September 28, 2020. We have relied on shelf registration statements on Form S-3 for our financings in recent years, and accordingly any such limitations may harm our ability to raise the capital we need. Under these circumstances, if we become ineligible to use our existing Form S-3 again, we will be required to use a registration statement on Form S-11 to register securities with the SEC, which would hinder our ability to act quickly in raising capital to take advantage of market conditions in our capital raising activities and would increase our cost of raising capital.
If we are unable to meet the continued listing criteria, our common stock could be delisted from the NYSE and it could have a substantial effect on our liquidity and results of operations.
On April 17, 2020, we received written notification from the NYSE that the average closing price of our common stock over the prior 30 consecutive trading-day period was below $1.00 per share, which is the minimum average closing price per share required to maintain listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual. We informed the NYSE that we intend to cure the deficiency and to return to compliance with the NYSE continued listing requirements, which they acknowledged. On July 15, 2020, we completed a 1-for-10 reverse stock split of our common stock. On August 3, 2020, the NYSE notified the Company that it had cured its non-compliance with the NYSE’s minimum average closing price per share standard because the average closing price of our common stock was above $1.00 per share on July 31, 2020 and for the 30 consecutive trading-day period ending July 31, 2020.
Our common stock could also be delisted if (i) our average market capitalization over a consecutive 30 trading-day period is less than $15 million, or (ii) our common stock trades at an “abnormally low” price. In either case, our common stock would be suspended from trading on the NYSE immediately, and the NYSE would begin the process to delist our common stock, subject to our right to appeal under NYSE rules. Additionally, our common stock could be delisted if our average global market capitalization over a consecutive 30 trading-day period is less than $50 million and, at the same time, our stockholders’ equity is less than $50 million. In this case, the NYSE would have discretion to provide us with a cure period up to a maximum of 18 months. If any of these were to occur, there is no assurance that any appeal we undertake in these or other circumstances would be successful, nor is there any assurance that we will remain in compliance with the other NYSE continued listing standards.
Failure to maintain our NYSE listing could negatively impact us and our stockholders by reducing the willingness of investors to hold our common stock because of the resulting decreased price, liquidity and trading volume of our common stock, limited availability of price quotations, and reduced news and analyst coverage. These developments may also require brokers trading in our common stock to adhere to more stringent rules and may limit our ability to raise capital by issuing additional shares in the future. Delisting may adversely impact the perception of our financial condition and cause reputational harm with investors and parties conducting business with us. In addition, the perceived decreased value of equity incentive awards may reduce their effectiveness in encouraging executive performance and retention.
Because we depend upon our advisor and its affiliates to conduct our operations, any adverse changes in the financial condition of our advisor or its affiliates or our relationship with them could hinder our operating performance.
We depend on our advisor or its affiliates to manage our assets and operations. Any adverse changes in the financial condition of our advisor or its affiliates or our relationship with them could hinder their ability to manage us and our operations successfully.
We depend on our advisor’s key personnel with longstanding business relationships. The loss of our advisor’s key personnel could threaten our ability to operate our business successfully.
Our future success depends, to a significant extent, upon the continued services of our advisor’s management team and the extent and nature of the relationships they have developed with hotel franchisors, operators, and owners and hotel lending and other financial institutions. The loss of services of one or more members of our advisor’s management team could harm our business and our prospects.
We do not have any employees, and rely on our hotel managers to employ the personnel required to operate the hotels we own. As a result, we have less ability in the COVID-19 environment to reduce staffing at our hotels than we would if we employed such personnel directly.
We do not have any employees. We contractually engage hotel managers, such as Marriott, Hilton, Hyatt and our affiliate, Remington Hotels, which is owned by Ashford Inc., to operate, and to employ the personnel required to operate, our hotels. The hotel manager is required under the applicable hotel management agreement to determine appropriate staffing levels; we are required to reimburse the applicable hotel manager for the cost of these employees. As a result, we are dependent and our hotel managers to make appropriate staffing decisions and to appropriately reduce staffing when market conditions are poor, and have less ability in the COVID-19 environment to reduce staffing at our hotels than we would if we employed such personnel directly. As a result, our hotels may be staffed at a level higher than we would choose if we employed the personnel required to operate the hotels. In addition, we may be less likely to take aggressive actions (such as delaying payments owed to our hotel managers) in order to influence the staffing decisions made by Remington Hotels, which is our affiliate.
We are required to make minimum base management fee payments to our advisor, Ashford Inc., under our advisory agreement, which must be paid even if our total market capitalization and performance decline. Similarly, we are required to make minimum base hotel management fee payments under our hotel management agreements with Remington Hotels, a subsidiary of Ashford Inc., which must be paid even if revenues at our hotels decline significantly.
Pursuant to the advisory agreement between us and our advisor, we must pay our advisor on a monthly basis a base management fee (based on our total market capitalization and performance), subject to a minimum base management fee. The minimum base management fee is equal to the greater of: (i) 90% of the base fee paid for the same month in the prior fiscal year; and (ii) 1/12th of the “G&A Ratio” for the most recently completed fiscal quarter multiplied by our total market capitalization on the last balance sheet date included in the most recent quarterly report on Form 10-Q or annual report on Form 10-K that we file with the SEC. Thus, even if our total market capitalization and performance decline, including as a result of the impact of COVID-19, we will still be required to make monthly payments to our advisor equal to the minimum base management fee (which we expect will equal 90% of the base fee paid for the same month in the prior fiscal year), which could adversely impact our liquidity and financial condition.
Similarly, pursuant to our hotel management agreement with Remington Hotels, a subsidiary of Ashford Inc., we pay Remington Hotels monthly base hotel management fees on a per hotel basis equal to the greater of approximately $14,000 (increased annually based on consumer price index adjustments) or 3% of gross revenues. As a result, even if revenues at our hotels decline significantly, we will still be required to make minimum monthly payments to Remington Hotels equal to approximately $14,000 per hotel (increased annually based on consumer price index adjustments), which could adversely impact our liquidity and financial condition.

We are dependent on the services provided by our advisor, Ashford Inc., and there is a substantial doubt about our advisor’s ability to continue as a going concern.
We have no employees. Our appointed officers are provided by our advisor, and employees of our advisor perform various services pursuant to the advisory agreement that enable us to run our business, including acquisition, asset management, capital markets, accounting, tax, risk management, legal, redevelopment, and other corporate management services and functions. Our advisor has publicly disclosed that it had a negative $40.0 million working capital position as of June 30, 2020 and that, as a result of the effect of the COVID-19 pandemic on our advisor’s business and its financial condition, there is a substantial doubt about our advisor’s ability to continue as a going concern. If as a result of our advisor’s financial condition the level or quality of the services our advisor provides were materially to decline, it would impair our business and potentially lead to disputes with our advisor. If our advisor were to suffer certain insolvency events (including by declaring bankruptcy), we would be permitted to terminate our advisory agreement without payment of a termination fee to our advisor, but entering into an advisory arrangement with a replacement advisor would be highly disruptive to our operations and would likely have a material adverse effect on our ability to operate our business.
Our joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.
We have in the past and may continue to co-invest with third parties through partnerships, joint ventures or other entities, acquiring controlling or non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity. In such event, we may not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, suffer a deterioration in their financial condition or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, budgets, or financing, if neither we nor the partner or co-venturer has full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.
Our business strategy depends on our continued growth. We may fail to integrate recent and additional investments into our operations or otherwise manage our future growth, which may adversely affect our operating results.
We cannot assure you that we will be able to adapt our management, administrative, accounting, and operational systems, or our advisor will be able to hire and retain sufficient operational staff to successfully integrate and manage any future acquisitions of additional assets without operating disruptions or unanticipated costs. Acquisitions of any property or additional portfolios of properties could generate additional operating expenses for us. Any future acquisitions may also require us to enter into property improvement plans that will increase our use of cash and could disrupt performance. As we acquire additional assets, we will be subject to the operational risks associated with owning those assets. Our failure to successfully integrate any future acquisitions into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to our stockholders.
Because our Board of Directors and our advisor have broad discretion to make future investments, we may make investments that result in returns that are substantially below expectations or that result in net operating losses.
Our Board of Directors and our advisor have broad discretion, within the investment criteria established by our Board of Directors, to make additional investments and to determine the timing of such investments. In addition, our investment policies may be revised from time to time at the discretion of our Board of

Directors, without a vote of our stockholders, including with respect to our dividend policies on our common and preferred stock. Such discretion could result in investments with returns inconsistent with expectations.
Hotel franchise or license requirements or the loss of a franchise could adversely affect us.
We must comply with operating standards, terms, and conditions imposed by the franchisors of the hotel brands under which our hotels operate. Franchisors periodically inspect their licensed hotels to confirm adherence to their operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. With respect to operational standards, we rely on our hotel managers to conform to such standards. At times we may not be in compliance with such standards. Franchisors may also require us to make certain capital improvements to maintain the hotel in accordance with system standards, the cost of which can be substantial. It is possible that a franchisor could condition the continuation of a franchise based on the completion of capital improvements that our advisor or Board of Directors determines is not economically feasible in light of general economic conditions, the operating results or prospects of the affected hotel or other circumstances. In that event, our advisor or Board of Directors may elect to allow the franchise to lapse or be terminated, which could result in a termination charge as well as a change in brand franchising or operation of the hotel as an independent hotel. In addition, when the term of a franchise expires, the franchisor has no obligation to issue a new franchise.
The loss of a franchise could have a material adverse effect on the operations and/or the underlying value of the affected hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.
We may be unable to identify additional investments that meet our investment criteria or to acquire the properties we have under contract.
We cannot assure you that we will be able to identify real estate investments that meet our investment criteria, that we will be successful in completing any investment we identify, or that any investment we complete will produce a return on our investment. Moreover, we have broad authority to invest in any real estate investments that we may identify in the future. We cannot assure you that we will acquire properties we currently have under firm purchase contracts, if any, or that the acquisition terms we have negotiated will not change.
Our investments are concentrated in particular segments of a single industry.
Nearly all of our business is hotel related. Our current strategy is predominantly to acquire upper upscale hotels, as well as when conditions are favorable to acquire first mortgages on hotel properties, invest in other mortgage-related instruments such as mezzanine loans to hotel owners and operators, and participate in hotel sale-leaseback transactions. Adverse conditions in the hotel industry, including as a result of COVID-19, will have a material adverse effect on our operating and investment revenues and cash available for distribution to our stockholders.
Our reliance on Remington Hotels, a subsidiary of Ashford Inc., and on third party hotel managers to operate our hotels and for a substantial majority of our cash flow may adversely affect us.
Because U.S. federal income tax laws restrict REITs and their subsidiaries from operating or managing hotels, third parties must operate our hotels. A REIT may lease its hotels to taxable REIT subsidiaries in which the REIT can own up to a 100% interest. A taxable REIT subsidiary (“TRS”) pays corporate-level income tax and may retain any after-tax income. A REIT must satisfy certain conditions to use the TRS structure. One of those conditions is that the TRS must hire, to manage the hotels, an “eligible independent contractor” (“EIC”) that is actively engaged in the trade or business of managing hotels for parties other than the REIT. An EIC cannot (i) own more than 35% of the REIT, (ii) be owned more than 35% by persons owning more than 35% of the REIT, or (iii) provide any income to the REIT (i.e., the EIC cannot pay fees to the REIT, and the REIT cannot own any debt or equity securities of the EIC). Accordingly, while we may lease hotels to a TRS that we own, the TRS must engage a third-party operator to manage the hotels. Thus, our ability to direct and control how our hotels are operated is less than if we were able to manage our hotels directly.

We have entered into management agreements with Remington Hotels, a subsidiary of Ashford Inc., to manage 79 of our 116 hotel properties and the WorldQuest condominium properties as of June 30, 2020. We have hired unaffiliated third-party hotel managers to manage our remaining properties. We do not supervise any of the hotel managers or their respective personnel on a day-to-day basis, and we cannot assure you that the hotel managers will manage our properties in a manner that is consistent with their respective obligations under the applicable management agreement or our obligations under our hotel franchise agreements. We also cannot assure you that our hotel managers will not be negligent in their performance, will not engage in criminal or fraudulent activity, or will not otherwise default on their respective management obligations to us. If any of the foregoing occurs, our relationships with any franchisors may be damaged, we may be in breach of our franchise agreement, and we could incur liabilities resulting from loss or injury to our property or to persons at our properties. In addition, from time to time, disputes may arise between us and our third-party managers regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect us. We generally will attempt to resolve any such disputes through discussions and negotiations; however, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the expense of which may be material and the outcome of which may adversely affect us.
Our cash flow from the hotels may be adversely affected if our managers fail to provide quality services and amenities or if they or their affiliates fail to maintain a quality brand name. In addition, our managers or their affiliates may manage, and in some cases may own, invest in or provide credit support or operating guarantees, to hotels that compete with hotel properties that we own or acquire, which may result in conflicts of interest and decisions regarding the operation of our hotels that are not in our best interests. Any of these circumstances could adversely affect us.
Our management agreements could adversely affect our sale or financing of hotel properties.
We have entered into management agreements, and acquired properties subject to management agreements, that do not allow us to replace hotel managers on relatively short notice or with limited cost or contain other restrictive covenants, and we may enter into additional such agreements or acquire properties subject to such agreements in the future. For example, the terms of a management agreement may restrict our ability to sell a property unless the purchaser is not a competitor of the manager, assumes the management agreement and meets other conditions. Also, the terms of a long-term management agreement encumbering our property may reduce the value of the property. When we enter into or acquire properties subject to any such management agreements, we may be precluded from taking actions in our best interest and could incur substantial expense as a result of the agreements.
If we cannot obtain additional capital, our growth will be limited.
We are required to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our qualification as a REIT. As a result, our retained earnings available to fund acquisitions, development, or other capital expenditures are nominal. As such, we rely upon the availability of additional debt or equity capital to fund these activities. Our long-term ability to grow through acquisitions or development, which is an important strategy for us, will be limited if we cannot obtain additional financing or equity capital. Market conditions may make it difficult to obtain financing or equity capital, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.
In light of the downturn of our business and Ashford Inc.’s business occasioned by COVID-19, we may not realize the anticipated benefits of the Enhanced Return Funding Program.
On June 26, 2018, we entered into the Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement (the “ERFP Agreement”) with Ashford Inc. and Ashford LLC, which generally provides that Ashford LLC will provide funding to facilitate the acquisition of properties by us that are recommended by Ashford LLC, in an aggregate amount of up to $50 million (subject to increase to up to $100 million by mutual agreement). In light of the downturn of our business and Ashford Inc.’s business occasioned by COVID-19, we may not realize the anticipated benefits of the ERFP Agreement. Specifically, as of the date of this filing, Ashford LLC has a remaining commitment to provide approximately $9.4 million in ERFP funding to us in respect of its initial $50 million commitment.

Ashford LLC, however, is not required to commit to provide funding under the ERFP Agreement if its unrestricted cash balance, after taking into account the cash amount required for such funding, would be less than $15.0 million. Given the significant negative impact that COVID-19 has had on the business of Ashford Inc. and Ashford LLC, it is uncertain whether Ashford LLC will be able to provide us with this additional funding, either because Ashford LLC’s unrestricted cash balance falls below $15.0 million or Ashford LLC is otherwise financially unable or unwilling to provide such funding. Moreover, we are also entitled to receive an additional $11.4 million in payments from Ashford LLC with respect to our purchase of the Embassy Suites New York Manhattan Times Square in 2019. On March 13, 2020, an extension agreement was entered into whereby the due date for such payment was extended to December 31, 2022. It is uncertain whether Ashford LLC will be able to make this payment and, if such payment is made, the timing of such payment. Furthermore, if Ashford Inc. and Ashford LLC do not fulfill their contractual obligations pursuant to the ERFP Agreement, we may choose not to enforce, or to enforce less vigorously, our rights because of our desire to maintain our ongoing relationship with Ashford Inc. and Ashford LLC, and legal action against either party could negatively impact that relationship.
Additionally, under the terms of the ERFP Agreement, we are required on a going forward basis to pay an asset management fee to our advisor, Ashford Inc., with respect to any hotel purchased with money funded pursuant to the ERFP Agreement, even after such hotel is disposed of, including as a result of foreclosure. As a result, if any hotel purchased with funds provided pursuant to the ERFP Agreement is foreclosed upon or otherwise disposed of, including the Embassy Suites New York Manhattan Times Square or the Hilton Scotts Valley hotel in Santa Cruz, California (the property level secured debt of each of which is in default and has been accelerated by lenders), we will still be obligated to pay Ashford Inc. an asset management fee as if we continued to own those hotels. On August 21, 2020, we announced that the Embassy Suites Midtown Manhattan Times Square was sold subject to the loan and the proceeds of the sale were used to repay the mezzanine loans for the properties. Additionally, we will be required to replace the FF&E we had previously sold to Ashford Inc. in any hotel that was foreclosed upon with a new FF&E from a different hotel.
We compete with other hotels for guests and face competition for acquisitions and sales of hotel properties and of desirable debt investments.
The hotel business is competitive. Our hotels compete on the basis of location, room rates, quality, service levels, amenities, loyalty programs, reputation and reservation systems, among many other factors. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. The result in some cases may be lower revenue, which would result in lower cash available to meet debt service obligations, operating expenses and requisite distributions to our stockholders. We compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of suitable investment opportunities offered to us. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan. In addition, we compete to sell hotel properties. Availability of capital, the number of hotels available for sale and market conditions all affect prices. We may not be able to sell hotel assets at our targeted price. We may also compete for mortgage asset investments with numerous public and private real estate investment vehicles, such as mortgage banks, pension funds, other REITs, institutional investors, and individuals. Mortgages and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from which we intend to purchase such assets. Competition may result in higher prices for mortgage assets, lower yields, and a narrower spread of yields over our borrowing costs. Some of our competitors are larger than us, may have access to greater capital, marketing, and other financial resources, may have personnel with more experience than our officers, may be able to accept higher levels of debt or otherwise may tolerate more risk than us, may have better relations with hotel franchisors, sellers or lenders, and may have other advantages over us in conducting certain business and providing certain services.
We face risks related to changes in the domestic and global political and economic environment, including capital and credit markets.
Our business may be impacted by domestic and global economic conditions. Political crises in the U.S. and other international countries or regions, including sovereign risk related to a deterioration in the credit worthiness or a default by local governments, may negatively affect global economic conditions and our business. If the U.S. or global economy experiences volatility or significant disruptions, such disruptions or volatility could hurt the U.S. economy and our business could be negatively impacted by reduced demand for business and leisure travel related to a slowdown in the general economy, by disruptions resulting from credit markets, higher operating costs and by liquidity issues resulting from an inability to access credit markets to obtain cash to support operations.
We are increasingly dependent on information technology, and potential cyber-attacks, security problems or other disruption and expanding social media vehicles present new risks.
As do most companies, our advisor and our various hotel managers rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. Our advisor and our hotel managers purchase some of our information technology from vendors, on whom our systems depend, and our advisor relies on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential operator and other customer information, such as individually identifiable information, including information relating to financial accounts.
We often depend upon the secure transmission of this information over public networks. Our advisor’s and our hotel managers’ networks and storage applications may be subject to unauthorized access by hackers or others (through cyber-attacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means) or may be breached due to operator error, malfeasance or other system disruptions. In some cases, it is difficult to anticipate or immediately detect such incidents and the damage caused thereby. Any significant breakdown, invasion, destruction, interruption or leakage of our advisor’s or our hotel managers’ systems could harm us.
In addition, the use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us, our hotel managers or our hotels on any social networking website could damage our or our hotels’ reputations. In addition, employees or others might disclose non-public sensitive information relating to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks.
Changes in laws, regulations, or policies may adversely affect our business.
The laws and regulations governing our business or the regulatory or enforcement environment at the federal level or in any of the states in which we operate may change at any time and may have an adverse effect on our business. We are unable to predict how this or any other future legislative or regulatory proposals or programs will be administered or implemented or in what form, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our results of operations and financial condition. Our inability to remain in compliance with regulatory requirements in a particular jurisdiction could have a material adverse effect on our operations in that market and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently or that new laws and regulations will not be adopted, either of which could materially adversely affect our business, financial condition or results of operations.
Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.
The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting could result in misstatements of our results of operations, restatements of our or could otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

We may experience losses caused by severe weather conditions, natural disasters or the physical effects of climate change.
Our properties are susceptible to revenue loss, cost increase or damage caused by severe weather conditions or natural disasters such as hurricanes, earthquakes, tornadoes and floods, as well as the effects of climate change. To the extent climate change causes changes in weather patterns, we could experience increases in storm intensity and rising sea-levels. Over time, these conditions could result in declining hotel demand, significant damage to our properties or our inability to operate the affected hotels at all.
We believe that our properties are adequately insured, consistent with industry standards, to cover reasonably anticipated losses that may be caused by hurricanes, earthquakes, tornadoes, floods and other severe weather conditions and natural disasters, including the effects of climate change. Nevertheless, we are subject to the risk that such insurance will not fully cover all losses and, depending on the severity of the event and the impact on our properties, such insurance may not cover a significant portion of the losses including but not limited to the costs associated with evacuation. These losses may lead to an increase in our cost of insurance, a decrease in our anticipated revenues from an affected property or a loss of all or a portion of the capital we have invested in an affected property. In addition, we may not purchase insurance under certain circumstances if the cost of insurance exceeds, in our judgment, the value of the coverage relative to the risk of loss. Also, changes in federal and state legislation and regulation relating to climate change could result in increased capital expenditures to improve the energy efficiency and resiliency of our existing properties and could also necessitate spending more on our new development properties without a corresponding increase in revenue.
We face risks related to an ongoing Securities and Exchange Commission investigation.
In June 2020, each of the Company, Braemar, Ashford Inc., and Lismore, a subsidiary of Ashford Inc. (collectively with the Company, Braemar and Ashford Inc., the “Ashford Companies”), received an administrative subpoena from the Securities and Exchange Commission (the “SEC”). The administrative subpoena requests the production of documents and other information since January 1, 2018 relating to, among other things, (1) related party transactions among the Ashford Companies (including the Ashford Trust Agreement (as defined below) between the Company and Lismore pursuant to which the Company engaged Lismore to negotiate the refinancing, modification or forbearance of certain mortgage debt) or between any of the Ashford Companies and any officer, director or owner of the Ashford Companies or any entity controlled by any such person, and (2) the Company’s accounting policies, procedures, and internal controls related to such related party transactions.
The Company is responding to the administrative subpoena. At this point, we are unable to predict what the timing or the outcome of the SEC investigation may be or what, if any, consequences the SEC investigation may have with respect to the Company. However, the SEC investigation could result in considerable legal expenses, divert management’s attention from other business concerns and harm our business. If the SEC were to determine that legal violations occurred, we could be required to pay civil and/or criminal penalties or other amounts, and remedies or conditions could be imposed as part of any resolution. We can provide no assurances as to the outcome of the SEC investigation.
Risks Related to Our Debt Financing
We have a significant amount of debt, and our organizational documents have no limitation on the amount of additional indebtedness that we may incur in the future.
As of June 30, 2020, we had approximately $4.1 billion of outstanding indebtedness, including approximately $3.8 billion of variable interest rate debt, and we expect to incur additional indebtedness, including additional variable-rate debt. In the future, we may incur additional indebtedness to finance future hotel acquisitions, capital improvements and development activities and other corporate purposes. A substantial level of indebtedness could have adverse consequences for our business, results of operations and financial position because it could, among other things:
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require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes, including to pay dividends on our Common Stock and our preferred stock as currently contemplated or necessary to satisfy the requirements for qualification as a REIT;
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increase our vulnerability to general adverse economic and industry conditions and limit our flexibility in planning for, or reacting to, changes in our business and our industry;

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limit our ability to borrow additional funds or refinance indebtedness on favorable terms or at all to expand our business or ease liquidity constraints; and

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place us at a competitive disadvantage relative to competitors that have less indebtedness.

Our Charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, and we are subject to risks normally associated with debt financing. Generally, our mortgage debt carries maturity dates or call dates such that the loans become due prior to their full amortization. It may be difficult to refinance or extend the maturity of such loans on terms acceptable to us, or at all. These conditions could adversely affect our financial position, results of operations, and cash flows or the market price of our stock.
Increases in interest rates could increase our debt payments.
As of June 30, 2020, we had approximately $4.1 billion of outstanding indebtedness, including approximately $3.8 billion of variable interest rate debt, and we expect to incur additional indebtedness, including additional variable-rate debt. Increases in interest rates increase our interest costs on our variable-rate debt and could increase interest expense on any future fixed rate debt we may incur, and interest we pay reduces our cash available for distributions, expansion, working capital and other uses. Moreover, periods of rising interest rates heighten the risks described immediately above under “We have a significant amount of debt, and our organizational documents have no limitation on the amount of additional indebtedness that we may incur in the future.”
We have defaulted on our property level secured debt and if we are unable to negotiate forbearance agreements, the lenders may foreclose on our hotels.
Nearly all of the Company’s properties are pledged as collateral for a variety of loans. On or about March 17, 2020, we sent notice to all of our lenders notifying such lenders that the spread of COVID-19 was having a significant negative impact on the travel and hospitality industry and that our hotels were experiencing a severe decrease in revenue, resulting in a negative impact on cash flow. While our loan agreements do not contain forbearance rights, we requested a modification to the terms of the loans. Specifically, we requested that for a period of time, shortfalls in debt service payments accrue without penalty and all extension options be deemed granted notwithstanding the existence of any debt service payment accruals. Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. On August 21, 2020, we announced that the Embassy Suites Midtown Manhattan Times Square was sold subject to the loan and the proceeds of the sale were used to repay the mezzanine loans for the properties. As a result, we have been released from all obligations under the loan and the mezzanine loan for the Embassy Suites Midtown Manhattan Times Square. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan) and the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. The Company is in the process of negotiating forbearance agreements with its lenders. On August 21, 2020, we also announced that we completed a consensual assignment of the entities that own the Rockbridge Portfolio in lieu of a UCC sale. As a result, we have been released from all obligations under any debt directly or indirectly secured by the Rockbridge Portfolio. At this time, forbearance agreements have been executed on some, but not all of our loans. On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a $907.0 million loan secured by nineteen of our hotels. The forbearance agreement allows the Company to defer interest payments for six months in exchange for the Company’s agreement to a repayment schedule. In the aggregate, including the Highland Pool loan, we have entered into forbearance and other agreements and accommodation agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of approximately $1.3 billion out of approximately $4.1 billion in property level debt outstanding as of June 30, 2020. We cannot predict the likelihood that the remaining forbearance agreement discussions will be successful. If we are unsuccessful in negotiating these forbearance agreements, the lenders could potentially foreclose on our hotels.
Any such Event of Default, acceleration of payments, or foreclosure of our assets could have a material adverse effect on our financial condition, results of operations and cash flows and ability to continue to operate or make distributions to our stockholders in the future. In addition, an Event of Default could trigger a termination fee under the advisory agreement with Ashford Inc. An Event of Default could significantly limit our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets. It is also possible that we could become involved in litigation related to matters concerning the defaulted loans, and such litigation could result in significant costs to us.
In addition to losing the applicable properties, a foreclosure may result in recognition of taxable income. Under the Code, a foreclosure of property securing non-recourse debt would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we did not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders.
We may enter into other transactions which could further exacerbate the risks to our financial condition. The use of debt to finance future acquisitions could restrict operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.
We intend to incur additional debt in connection with future hotel acquisitions. We may, in some instances, borrow new funds to acquire hotels. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the hotels that we own or acquire. If necessary or advisable, we also may borrow funds to make distributions to our stockholders to maintain our qualification as a REIT for U.S. federal income tax purposes. To the extent that we incur debt in the future and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our stockholders. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of hotels at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all of our hotels that may be pledged to secure our obligation.
Covenants, “cash trap” provisions or other terms in our mortgage loans, as well as any future credit facility, could limit our flexibility and adversely affect our financial condition or our qualification as a REIT.
Some of our loan agreements contain financial and other covenants. If we violate covenants in any debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of certain debt covenants may also prohibit us from borrowing unused amounts under our lines of credit, even if repayment of some or all the borrowings is not required. In addition, financial covenants under our current or future debt obligations could impair our planned business strategies by limiting our ability to borrow beyond certain amounts or for certain purposes.
Some of our loan agreements also contain cash trap provisions that are triggered if the performance of our hotels decline. When these provisions are triggered, substantially all of the profit generated by our hotels is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders. Cash is not distributed to us at any time after the cash trap provisions have been triggered until we have cured performance issues. This could affect our liquidity and our ability to make distributions to our stockholders. If we are not able to make distributions to our stockholders, we may not qualify as a REIT.
There is refinancing risk associated with our debt.
We finance our long-term growth and liquidity needs with debt financings having staggered maturities, and use variable-rate debt or a mix of fixed and variable-rate debt as appropriate based on favorable interest rates, principal amortization and other terms. In the event that we do not have sufficient funds to repay the debt at the maturity of these loans, we will need to refinance this debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt. When we refinance our debt, prevailing interest rates and other factors may result in paying a greater amount of debt service, which will adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options. These options include agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more hotels on disadvantageous terms, including unattractive prices or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders. If we sell a hotel, the required loan repayment may exceed the sale proceeds.
Our hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on an investment in our company.
We may use various financial instruments, including derivatives, to provide a level of protection against interest rate increases and other risks, but no hedging strategy can protect us completely. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes or other risks and that a court could rule that such agreements are not legally enforceable. These instruments may also generate income that may not be treated as qualifying REIT income. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the instruments that we use will adequately offset the risk of interest rate volatility or other risks or that our hedging transactions will not result in losses that may reduce the overall return on your investment.
We may be adversely affected by changes in LIBOR reporting practices, the method in which LIBOR is determined or the use of alternative reference rates.
As of December 31, 2019, we had approximately $3.8 billion of variable interest rate debt as well as interest rate derivatives including caps and floors that are indexed to the London Interbank Offered Rate (“LIBOR”). In July 2017, the United Kingdom regulator that regulates LIBOR announced its intention to phase out LIBOR rates by the end of 2021. The Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed replacing USD-LIBOR with a new index calculated by short-term repurchase agreements, the Secured Overnight Financing Rate. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. Such developments and any other legal or regulatory changes in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. dollar LIBOR rate is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the unavailability of U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.
Risks Related to Hotel Investments
We are subject to general risks associated with operating hotels.
Our hotels are subject to various operating risks common to the hotel industry, many of which are beyond our control, including, among others, the following:
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adverse effects of COVID-19, including a potential general reduction in business and personal travel and potential travel restrictions in regions where our hotels are located;

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competition from other hotel properties in our markets;

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over-building of hotels in our markets, which results in increased supply and adversely affects occupancy and revenues at our hotels;

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dependence on business and commercial travelers and tourism;

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increases in operating costs due to inflation, increased energy costs and other factors that may not be offset by increased room rates;

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changes in interest rates and in the availability, cost and terms of debt financing;

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increases in assessed property taxes from changes in valuation or real estate tax rates;

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increases in the cost of property insurance;

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changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

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unforeseen events beyond our control, such as terrorist attacks, travel-related health concerns which could reduce travel, including pandemics and epidemics such as H1N1 influenza (swine flu), avian flu, SARS, the Zika virus, MERS and other future outbreaks of infectious diseases, imposition of taxes or surcharges by regulatory authorities, travel-related accidents, travel infrastructure interruptions and unusual weather patterns, including natural disasters such as wildfires, hurricanes, tsunamis or earthquakes;

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adverse effects of international, national, regional and local economic and market conditions and increases in energy costs or labor costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

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adverse effects of a downturn in the lodging industry;

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political instability;

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travel restrictions (whether government-imposed or voluntary); and

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risks generally associated with the ownership of hotel properties and real estate, as we discuss in more detail below.

These factors could adversely affect our hotel revenues and expenses, as well as the hotels underlying our mortgage and mezzanine loans, which in turn could adversely affect our financial condition, results of operations, the market price of our Common Stock and our ability to make distributions to our stockholders.
The outbreak of COVID-19 has and will continue to significantly reduce our occupancy rates and RevPAR.
Our business has been and will continue to be materially adversely affected by the impact of, and the public concern about, a pandemic disease. In December 2019, COVID-19 was identified in Wuhan, China, which subsequently spread to other regions of the world, and has resulted in increased travel restrictions and extended shutdown of certain businesses, including in every state in the United States. Since late February 2020, we have experienced a significant decline in occupancy and RevPAR and we expect the significant occupancy and RevPAR reduction associated with COVID-19 to continue as we are recording significant reservation cancellations as well as a significant reduction in new reservations relative to prior expectations. The continued outbreak of the virus in the U.S. has and will continue to further reduce travel and demand at our hotels. The prolonged occurrence of the virus has resulted in health or other government authorities imposing widespread restrictions on travel or other market impacts. The hotel industry and our portfolio have and we expect will continue to experience the postponement or cancellation of a significant number of business conferences and similar events. At this time those restrictions are very fluid and evolving. We have been and will continue to be negatively impacted by those restrictions. Given that the type, degree and length of such restrictions are not known at this time, we cannot predict the overall impact of such restrictions on us or the overall economic environment. In addition, even after the restrictions are lifted, the propensity of people to travel and for businesses to hold conferences will likely remain below historical levels for an additional period of time that is difficult to predict. We may also face increased risk of litigation if we have guests or employees who become ill due to COVID-19.
As such, the impact these restrictions may have on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact will likely be material. Additionally, the public perception of a risk of a pandemic or media coverage of these diseases, or public perception of health risks linked to perceived regional food and beverage safety has materially adversely affected us by reducing demand for our hotels. Currently, no vaccines have been developed, and there can be no assurance that an effective vaccine will be developed soon, or ever. These events have resulted in a sustained, significant drop in demand for our hotels and could have a material adverse effect on us.
Declines in or disruptions to the travel industry could adversely affect our business and financial performance.
Our business and financial performance are affected by the health of the worldwide travel industry. Travel expenditures are sensitive to personal and business-related discretionary spending levels, tending to decline or grow more slowly during economic downturns, as well as to disruptions due to other factors, including those discussed below. Decreased travel expenditures could reduce the demand for our services, thereby causing a reduction in revenue. For example, during regional or global recessions, domestic and global economic conditions can deteriorate rapidly, resulting in increased unemployment and a reduction in expenditures for both business and leisure travelers. A slower spending on the services we provide could have a negative impact on our revenue growth.
Other factors that could negatively affect our business include: terrorist incidents and threats and associated heightened travel security measures; political and regional strife; acts of God such as earthquakes, hurricanes, fires, floods, volcanoes and other natural disasters; war; concerns with or threats of pandemics, contagious diseases or health epidemics, such as COVID-19, Ebola, H1N1 influenza (swine flu), MERS, SARs, avian flu, the Zika virus or similar outbreaks; environmental disasters; lengthy power outages; increased pricing, financial instability and capacity constraints of air carriers; airline job actions and strikes; fluctuations in hotel supply, occupancy and ADR; changes to visa and immigration requirements or border control policies; imposition of taxes or surcharges by regulatory authorities; and increases in gasoline and other fuel prices.
Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers and decrease demand. Any decrease in demand, depending on its scope and duration, together with any future issues affecting travel safety, could significantly and adversely affect our business, working capital and financial performance over the short and long-term. In addition, the disruption of the existing travel plans of a significant number of travelers upon the occurrence of certain events, such as severe weather conditions, actual or threatened terrorist activity, war or travel-related health events, could result in significant additional costs and decrease our revenues, in each case, leading to constrained liquidity.
Some of our hotels are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, our business could be materially and adversely affected.
Some of our hotels are on land subject to ground leases, at least two of which cover the entire property. Accordingly, we only own a long-term leasehold rather than a fee simple interest, with respect to all or a portion of the real property at these hotels. We may not continue to make payments due on our ground leases, particularly in light of the downturn in our business occasioned by COVID-19. If we fail to make a payment on a ground lease or are otherwise found to be in breach of a ground lease, we could lose the right to use the hotel or the portion of the hotel property that is subject to the ground lease. In addition, unless we can purchase the fee simple interest in the underlying land and improvements, or extend the terms of these ground leases before their expiration, we will lose our right to operate these properties and our interest in the improvements upon expiration of the ground leases. We may not be able to renew any ground lease upon its expiration, or if renewed, the terms may not be favorable. Our ability to exercise any extension options relating to our ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options. If we lose the right to use a hotel due to a breach or non-renewal of the ground lease, we would be unable to derive income from such hotel and would need to purchase an interest in another hotel to attempt to replace that income, which could materially and adversely affect our business, operating results and prospects. Our ability to refinance a hotel property subject to a ground lease may be negatively impacted as the ground lease expiration date approaches.
We may have to make significant capital expenditures to maintain our hotel properties, and any development activities we undertake may be more costly than we anticipate.
Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of FF&E. Managers or franchisors of our hotels also will require periodic capital improvements pursuant to the management agreements or as a condition of maintaining franchise licenses. Generally, we are responsible for the cost of these capital improvements. We may also develop hotel properties, timeshare units or other alternate uses of portions of our existing properties, including the development of retail, residential, office or apartments, including through joint ventures. Such renovation and development involves substantial risks, including:
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construction cost overruns and delays;

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the disruption of operations and displacement of revenue at operating hotels, including revenue lost while rooms, restaurants or meeting space under renovation are out of service;

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the cost of funding renovations or developments and inability to obtain financing on attractive terms;

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the return on our investment in these capital improvements or developments failing to meet expectations;

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governmental restrictions on the nature or size of a project;

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inability to obtain all necessary zoning, land use, building, occupancy, and construction permits;

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loss of substantial investment in a development project if a project is abandoned before completion;

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acts of God such as earthquakes, hurricanes, floods or fires that could adversely affect a project;

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environmental problems; and

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disputes with franchisors or hotel managers regarding compliance with relevant franchise agreements or management agreements.

If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to obtain additional debt or equity financing to fund future capital improvements, and we may not be able to meet the loan covenants in any financing obtained to fund the new development, creating default risks.
In addition, to the extent that developments are conducted through joint ventures, this creates additional risks, including the possibility that our partners may not meet their financial obligations or could have or develop business interests, policies or objectives that are inconsistent with ours. See “Our joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.”
Any of the above factors could affect adversely our and our partners’ ability to complete the developments on schedule and along the scope that currently is contemplated, or to achieve the intended value of these projects. For these reasons, there can be no assurances as to the value to be realized by the company from these transactions or any future similar transactions.
The hotel business is seasonal, which affects our results of operations from quarter to quarter.
The hotel industry is seasonal in nature. This seasonality can cause quarterly fluctuations in our financial condition and operating results, including in any distributions on our Common Stock. Our quarterly operating results may be adversely affected by factors outside our control, including weather conditions and poor economic factors in certain markets in which we operate. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. As a result, we may have to reduce distributions or enter into short-term borrowings in certain quarters in order to make distributions to our stockholders, and we can provide no assurances that such borrowings will be available on favorable terms, if at all.
The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us.
The lodging industry historically has been highly cyclical in nature. Fluctuations in lodging demand and, therefore, hotel operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance, and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. We can provide no assurances regarding whether, or the extent to which, lodging demand will exceed supply and if so, for what period of time. An adverse change in lodging fundamentals could result in returns that are substantially below our expectations or result in losses, which could have a material adverse effect on us.
Many real estate costs are fixed, even if revenue from our hotels decreases.
Many costs, such as real estate taxes, insurance premiums and maintenance costs, generally are not reduced even when a hotel is not fully occupied, room rates decrease or other circumstances cause a reduction in revenues. In addition, newly acquired or renovated hotels may not produce the revenues we anticipate immediately, or at all, and the hotel’s operating cash flow may be insufficient to pay the operating expenses and debt service associated with these new hotels. If we are unable to offset real estate costs with sufficient revenues across our portfolio, we may be adversely affected.
Our operating expenses may increase in the future which could cause us to raise our room rates, which may deplete room occupancy, or cause us to realize lower net operating income as a result of increased expenses that are not offset by increased room rates, in either case decreasing our cash flow and our operating results.
Operating expenses, such as expenses for fuel, utilities, labor and insurance, are not fixed and may increase in the future. To the extent such increases affect our room rates and therefore our room occupancy at our lodging properties, our cash flow and operating results may be negatively affected.
The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.
Some of our hotel rooms are booked through Internet travel intermediaries. As Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality at the expense of brand identification. These intermediaries may hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our properties are franchised. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, rooms revenue may be lower than expected, and we may be adversely affected.

We may be adversely affected by increased use of business-related technology, which may reduce the need for business-related travel.
The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, hotel room demand may decrease and we may be adversely affected.
Our hotels may be subject to unknown or contingent liabilities which could cause us to incur substantial costs.
The hotel properties that we own or may acquire are or may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the sales of the hotel properties may not survive the closing of the transactions. While we will seek to require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may adversely affect our financial condition, results of operations, the market price of our Common Stock and our ability to make distributions to our stockholders.
Future terrorist attacks or changes in terror alert levels could materially and adversely affect us.
Previous terrorist attacks and subsequent terrorist alerts have adversely affected the U.S. travel and hospitality industries since 2001, often disproportionately to the effect on the overall economy. The extent of the impact that actual or threatened terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be determined, but any such attacks or the threat of such attacks could have a material adverse effect on travel and hotel demand, our ability to finance our business and our ability to insure our hotels, which could materially adversely affect us.
During 2019, approximately 11% of our total hotel revenue was generated from nine hotels located in the Washington D.C. area, one of several key U.S. markets considered vulnerable to terrorist attack. Our financial and operating performance may be adversely affected by potential terrorist attacks. Terrorist attacks in the future may cause our results to differ materially from anticipated results. Hotels we own in other market locations may be subject to this risk as well.
We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.
Our managers, including Remington Hotels, a subsidiary of Ashford Inc., and unaffiliated third-party managers are responsible for hiring and maintaining the labor force at each of our hotels. Although we do not directly employ or manage employees at our hotels, we still are subject to many of the costs and risks generally associated with the hotel labor force, particularly at those hotels with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes involving our managers and their labor force or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, a significant component of our hotel operating costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. We do not have the ability to affect the outcome of these negotiations. Our third party managers may also be unable to hire quality personnel to adequately staff hotel departments, which could result in a sub-standard level of service to hotel guests and hotel operations.
Hotels where our managers have collective bargaining agreements with their employees are more highly affected by labor force activities than others. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. Our ability, if any, to have any material impact on the outcome of these negotiations is restricted by and dependent on the individual management agreement covering a specific property, and we may have little ability to control the outcome of these negotiations.
In addition, changes in labor laws may negatively impact us. For example, the implementation of new occupational health and safety regulations, minimum wage laws, and overtime, working conditions status and citizenship requirements and the Department of Labor’s proposed regulations expanding the scope of non-exempt employees under the Fair Labor Standards Act to increase the entitlement to overtime pay could significantly increase the cost of labor in the workforce, which would increase the operating costs of our hotel properties and may have a material adverse effect on us.
Risks Related to Conflicts of Interest
Our agreements with our external advisor, as well as our mutual exclusivity agreement and management agreements with Remington Hotels and Premier, subsidiaries of Ashford Inc., were not negotiated on an arm’s-length basis, and we may pursue less vigorous enforcement of their terms because of conflicts of interest with certain of our executive officers and directors and key employees of our advisor.
Because each of our executive officers are also key employees of our advisor, Ashford LLC, a subsidiary of Ashford Inc. and have ownership interests in Ashford Inc. and because the chairman of our Board of Directors has an ownership interest in Ashford Inc., our advisory agreement, our master hotel management agreement and hotel management mutual exclusivity agreement with Remington Hotels, a subsidiary of Ashford Inc., and our master project management agreement and project management mutual exclusivity agreement with Premier, a subsidiary of Ashford Inc., were not negotiated on an arm’s-length basis, and we did not have the benefit of arm’s-length negotiations of the type normally conducted with an unaffiliated third party. As a result, the terms, including fees and other amounts payable, may not be as favorable to us as an arm’s-length agreement. Furthermore, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with our advisor and its subsidiaries (including Ashford LLC, Remington Hotels and Premier).
The termination fee payable to our advisor significantly increases the cost to us of terminating our advisory agreement, thereby effectively limiting our ability to terminate our advisor without cause and could make a change of control transaction less likely or the terms thereof less attractive to us and to our stockholders.
The initial term of our advisory agreement with our advisor is 10 years from the effective date of the advisory agreement, with automatic five-year renewal terms thereafter unless previously terminated. Our Board of Directors will review our advisor’s performance and fees annually and, following the 10-year initial term the advisory agreement may be terminated by us with the payment of the termination fee described below and 180 days’ prior notice upon the affirmative vote of at least two-thirds of our independent directors based upon a good faith finding that either: (1) there has been unsatisfactory performance by our advisor that is materially detrimental to us and our subsidiaries taken as a whole; or (2) the base fee and/or incentive fee is not fair (and our advisor does not offer to negotiate a lower fee that a majority of our independent directors determines is fair). Additionally, if there is a change of control transaction, we will have the right to terminate the advisory agreement with the payment of the termination fee described below. If we terminate or do not renew the advisory agreement without cause, including pursuant to clauses (1) or (2) above (following a contractual renegotiation process in the case of clause (2) above) or upon a change of control, we will be required to pay our advisor a termination fee equal to:
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(A) 1.1 multiplied by the greater of (i) 12 times the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; (ii) the earnings multiple (calculated as our advisor’s total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor’s most recently reported adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) for our advisor’s common stock for the 12 month period preceding the termination date of the advisory agreement) multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; or (iii) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor’s Adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; plus
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(B) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (A) and (B) shall equal the amount described in (A).

Any such termination fee will be payable on or before the termination date. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to our advisor—including amounts we would owe to our advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable. The termination fee makes it more difficult for us to terminate our advisory agreement even if our Board of Directors determines that there has been unsatisfactory performance or unfair fees. These provisions significantly increase the cost to us of terminating our advisory agreement, thereby limiting our ability to terminate our advisor without cause.
Our advisor manages other entities and may direct attractive investment opportunities away from us. If we change our investment guidelines, our advisor is not restricted from advising clients with similar investment guidelines.
Our executive officers also serve as key employees and as officers of our advisor and Braemar, and will continue to do so. Furthermore, Mr. Monty J. Bennett, our chairman, is also the chief executive officer, chairman and a significant stockholder of our advisor and the chairman of Braemar. Our advisory agreement requires our advisor to present investments that satisfy our investment guidelines to us before presenting them to Braemar or any future client of our advisor. Additionally, in the future our advisor may advise other clients, some of which may have investment guidelines substantially similar to ours.
Some portfolio investment opportunities may include hotels that satisfy our investment objectives as well as hotels that satisfy the investment objectives of Braemar or other entities advised by our advisor. If the portfolio cannot be equitably divided, our advisor will necessarily have to make a determination as to which entity will be presented with the opportunity. In such a circumstance, our advisory agreement requires our advisor to allocate portfolio investment opportunities between us, Braemar or other entities advised by our advisor in a fair and equitable manner, consistent with our, Braemar’s and such other entities’ investment objectives. In making this determination, our advisor, using substantial discretion, will consider the investment strategy and guidelines of each entity with respect to acquisition of properties, portfolio concentrations, tax consequences, regulatory restrictions, liquidity requirements and other factors deemed appropriate. In making the allocation determination, our advisor has no obligation to make any such investment opportunity available to us. Further, our advisor and Braemar have agreed that any new investment opportunities that satisfy our investment guidelines will be presented to our Board of Directors; however, our Board of Directors will have only ten business days to make a determination with respect to such opportunity prior to it being available to Braemar. The above mentioned dual responsibilities may create conflicts of interest for our officers which could result in decisions or allocations of investments that may benefit one entity more than the other.
Our advisor and its key employees, who are Braemar’s, Ashford Inc.’s and our executive officers, face competing demands relating to their time and this may adversely affect our operations.
We rely on our advisor and its employees for the day-to-day operation of our business. Certain key employees of our advisor are executive officers of Braemar and Ashford Inc. Because our advisor’s key employees have duties to Braemar and Ashford Inc., as well as to our company, we do not have their undivided attention and they face conflicts in allocating their time and resources between our company, Braemar and Ashford Inc. Our advisor may also manage other entities in the future. During turbulent market conditions or other times when we need focused support and assistance from our advisor, other entities for which our advisor also acts as an external advisor will likewise require greater focus and attention as well, placing competing high levels of demand on the limited time and resources of our advisor’s key employees. Additionally, activist investors have, and in the future, may commence campaigns seeking to influence other entities advised by our advisor to take particular actions favored by the activist or gain representation on the Board of Directors of such entities, which could result in additional disruption and diversion of management’s attention. We may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed by persons working exclusively for us.
Our business could be negatively affected as a result of actions by activist stockholders.
Campaigns by stockholders to effect changes in publicly traded companies are sometimes led by activist investors through various corporate actions, including proxy contests. Responding to actions by activist investors can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Stockholder activism could create perceived uncertainties as to our future direction, which could result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel and business partners. Furthermore, the election of individuals to our Board of Directors with a specific agenda could adversely affect our ability to effectively and timely implement our strategic plans.
Conflicts of interest could result in our management acting other than in our stockholders’ best interest.
Conflicts of interest in general and specifically relating to Ashford Inc. and its subsidiaries (including Ashford LLC, Remington Hotels and Premier) may lead to management decisions that are not in the stockholders’ best interest. The chairman of our Board of Directors, Mr. Monty J. Bennett, is the chairman, chief executive officer and a significant stockholder of Ashford Inc. and Mr. Archie Bennett, Jr., who is our chairman emeritus, is a significant stockholder of Ashford Inc. Prior to its acquisition by Ashford Inc. on November 6, 2019, Messrs. Archie Bennett, Jr. and Monty J. Bennett beneficially owned 100% of Remington Lodging. As of June 30, 2020, Remington Hotels managed 79 of our 116 hotel properties and the WorldQuest condominium properties and provides other services.
As of September 4, 2020, Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. together owned approximately 449,697 shares of Ashford Inc. common stock, which represented an approximate 17.8% ownership interest in Ashford Inc., and owned 18,758,600 shares of Ashford Inc. Series D Convertible Preferred Stock, which was exercisable (at an exercise price of $117.50 per share) into an additional approximate 3,991,191 shares of Ashford Inc. common stock, which if exercised would have increased the Bennetts’ ownership interest in Ashford Inc. to 68.2%. The 18,758,600 Series D Convertible Preferred Stock owned by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. include 360,000 shares owned by trusts.
Messrs. Archie Bennett, Jr. and Monty J. Bennett’s ownership interests in, and Mr. Monty J. Bennett’s management obligations to, Ashford Inc. present them with conflicts of interest in making management decisions related to the commercial arrangements between us and Ashford Inc. Mr. Monty J. Bennett’s management obligations to Ashford Inc. (and his obligations to Braemar, where he also serves as chairman of the Board of Directors) reduce the time and effort he spends on us. Our Board of Directors has adopted a policy that requires all material approvals, actions or decisions to which we have the right to make under the master hotel management agreement with Remington Hotels and the master project management agreement with Premier be approved by a majority or, in certain circumstances, all of our independent directors. However, given the authority and/or operational latitude provided to Remington Hotels under the master hotel management agreement and to Premier under the master project management agreement, and Mr. Monty J. Bennett as the chairman and chief executive officer of Ashford Inc., could take actions or make decisions that are not in our stockholders’ best interest or that are otherwise inconsistent with the obligations to us under the master hotel management agreement or master project management agreement.
Holders of units in our operating partnership, including members of our management team, may suffer adverse tax consequences upon our sale of certain properties. Therefore, holders of units, either directly or indirectly, including Messrs. Archie Bennett, Jr. and Monty J. Bennett, or Mr. Mark Nunneley, our Chief Accounting Officer, may have different objectives regarding the appropriate pricing and timing of a particular property’s sale. These officers and directors of ours may influence us to sell, not sell, or refinance certain properties, even if such actions or inactions might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.
We are a party to a master hotel management agreement and a hotel management exclusivity agreement with Remington Hotels and a master project management agreement and a project management exclusivity agreement with Premier, which describes the terms of Remington Hotels’ and Premier’s, respectively, services to our hotels, as well as any future hotels we may acquire that may or may not be property managed by Remington Hotels or project managed by Premier. The exclusivity agreements requires us to engage Remington Hotels for hotel management and Premier for project management, respectively, unless, in each case, our independent directors either: (i) unanimously vote to hire a different manager or developer; or (ii) by a majority vote, elect not to engage Remington Hotels or Premier, as the case may be, because they have determined that special circumstances exist or that, based on Remington Hotels’ or Premier’s prior performance, another manager or developer could perform the duties materially better. As significant owners of Ashford Inc., which would receive any development, management, and management termination fees payable by us under the management agreements, Mr. Monty J. Bennett, and to a lesser extent, Mr. Archie Bennett, Jr., in his role as chairman emeritus, may influence our decisions to sell, acquire, or develop hotels when it is not in the best interests of our stockholders to do so.
Ashford Inc.’s ability to exercise significant influence over the determination of the competitive set for any hotels managed by Remington Hotels could artificially enhance the perception of the performance of a hotel, making it more difficult to use managers other than Remington Hotels for future properties.
Our hotel management mutual exclusivity agreement with Remington requires us to engage Remington Hotels to manage all future properties that we acquire, to the extent we have the right or control the right to direct such matters, unless our independent directors either: (i) unanimously vote not to hire Remington Hotels or (ii) based on special circumstances or past performance, by a majority vote, elect not to engage Remington Hotels because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington Hotels or that another manager or developer could perform the duties materially better. Under our master hotel management agreement with Remington Hotels, we have the right to terminate Remington Hotels based on the performance of the applicable hotel, subject to the payment of a termination fee. The determination of performance is based on the applicable hotel’s gross operating profit margin and its RevPAR penetration index, which provides the relative revenue per room generated by a specified property as compared to its competitive set. For each hotel managed by Remington Hotels, its competitive set will consist of a small group of hotels in the relevant market that we and Remington Hotels believe are comparable for purposes of benchmarking the performance of such hotel. Remington Hotels will have significant influence over the determination of the competitive set for any of our hotels managed by Remington Hotels, and as such could artificially enhance the perception of the performance of a hotel by selecting a competitive set that is not performing well or is not comparable to the Remington Hotels-managed hotel, thereby making it more difficult for us to elect not to use Remington Hotels for future hotel management.
Under the terms of our hotel management mutual exclusivity agreement with Remington Hotels, Remington Hotels may be able to pursue lodging investment opportunities that compete with us.
Pursuant to the terms of our hotel management mutual exclusivity agreement with Remington Hotels, if investment opportunities that satisfy our investment criteria are identified by Remington Hotels or its affiliates, Remington Hotels will give us a written notice and description of the investment opportunity. We will have 10 business days to either accept or reject the investment opportunity. If we reject the opportunity, Remington Hotels may then pursue such investment opportunity, subject to a right of first refusal in favor of Braemar, pursuant to an existing agreement between Braemar and Remington Hotels, on materially the same terms and conditions as offered to us. If we were to reject such an investment opportunity, either Braemar or Remington Hotels could pursue the opportunity and compete with us. In such a case, Mr. Monty J. Bennett, our chairman, in his capacity as chairman of Braemar or chief executive officer of Ashford Inc. could be in a position of directly competing with us.

Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our stockholders.
We, as the general partner of our operating partnership, have fiduciary duties to the other limited partners in our operating partnership, the discharge of which may conflict with the interests of our stockholders. The limited partners of our operating partnership have agreed that, in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our operating partnership, to such limited partners, we are under no obligation to give priority to the interests of such limited partners. In addition, those persons holding common units will have the right to vote on certain amendments to the operating partnership agreement (which require approval by a majority in interest of the limited partners, including us) and individually to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. For example, we are unable to modify the rights of limited partners to receive distributions as set forth in the operating partnership agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders.
In addition, conflicts may arise when the interests of our stockholders and the limited partners of our operating partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners. Tax consequences to holders of common units upon a sale or refinancing of our properties may cause the interests of the key employees of our advisor (who are also our executive officers and have ownership interests in our operating partnership) to differ from our stockholders.
Our conflicts of interest policy may not adequately address all of the conflicts of interest that may arise with respect to our activities.
In order to avoid any actual or perceived conflicts of interest with our directors or officers or our advisor’s employees, we adopted a conflicts of interest policy to address specifically some of the conflicts relating to our activities. Although under this policy the approval of a majority of our disinterested directors is required to approve any transaction, agreement or relationship in which any of our directors or officers or our advisor or it has an interest, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will resolve such conflicts in a manner that is favorable to us.
Risks Related to Derivative Transactions
We have engaged in and may continue to engage in derivative transactions, which can limit our gains and expose us to losses.
We have entered into and may continue to enter into hedging transactions to: (i) attempt to take advantage of changes in prevailing interest rates; (ii) protect our portfolio of mortgage assets from interest rate fluctuations; (iii) protect us from the effects of interest rate fluctuations on floating-rate debt; (iv) protect us from the risk of fluctuations in the financial and capital markets; or (v) preserve net cash in the event of a major downturn in the economy. Our hedging transactions may include entering into interest rate swap agreements, interest rate cap or floor agreements or flooridor and corridor agreements, credit default swaps and purchasing or selling futures contracts, purchasing or selling put and call options on securities or securities underlying futures contracts, or entering into forward rate agreements. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Volatile fluctuations in market conditions could cause these instruments to become ineffective. Any gains or losses associated with these instruments are reported in our earnings each period. No hedging activity can completely insulate us from the risks inherent in our business.
Credit default hedging could fail to protect us or adversely affect us because if a swap counterparty cannot perform under the terms of our credit default swap, we may not receive payments due under such agreement and, thus, we may lose any potential benefit associated with such credit default swap. Additionally, we may also risk the loss of any cash collateral we have pledged to secure our obligations under such credit default swaps if the counterparty becomes insolvent or files for bankruptcy.
Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:
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available interest rate hedging may not correspond directly with the interest rate risk for which protections is sought;

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the duration of the hedge may not match the duration of the related liability;

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the party owing money in the hedging transaction may default on its obligation to pay;

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the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

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the value of derivatives used for hedging may be adjusted from time to time in accordance with generally accepted accounting principles (“GAAP”) to reflect changes in fair value and such downward adjustments, or “mark-to-market loss,” would reduce our stockholders’ equity.

Hedging involves both risks and costs, including transaction costs, which may reduce our overall returns on our investments. These costs increase as the period covered by the hedging relationship increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distributions to stockholders. We generally intend to hedge to the extent management determines it is in our best interest given the cost of such hedging transactions as compared to the potential economic returns or protections offered. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income and assets from hedges. If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.
We are subject to the risk of default or insolvency by the hospitality entities underlying our investments.
The leveraged capital structure of the hospitality entities underlying our investments will increase their exposure to adverse economic factors (such as rising interest rates, competitive pressures, downturns in the economy or deterioration in the condition of the real estate industry) and to the risk of unforeseen events. If an underlying entity cannot generate adequate cash flow to meet such entity’s debt obligations (which may include leveraged obligations in excess of its aggregate assets), it may default on its loan agreements or be forced into bankruptcy. As a result, we may suffer a partial or total loss of the capital we have invested in the securities and other investments of such entity.
The derivatives provisions of the Dodd-Frank Act and related rules could have an adverse effect on our ability to use derivative instruments to reduce the negative effect of interest rate fluctuations on our results of operations and liquidity, credit default risks and other risks associated with our business.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) establishes federal oversight and regulation of the over-the-counter derivatives market and entities, including us, that participate in that market. As required by the Dodd-Frank Act, the Commodities Futures Trading Commission (the “CFTC”), the SEC and other regulators have adopted certain rules implementing the swaps regulatory provisions of the Dodd-Frank Act and are in the process of adopting other rules to implement those provisions. Numerous provisions of the Dodd-Frank Act and the CFTC’s rules relating to derivatives that qualify as “swaps” thereunder apply or may apply to the derivatives to which we are or may become a counterparty. Under such statutory provisions and the CFTC’s rules, we must clear on a derivatives clearing organization any over-the- counter swap we enter into that is within a class of swaps designated for clearing by CFTC rule and execute trades in such cleared swap on an exchange if the swap is accepted for trading on the exchange unless such swap is exempt from such mandatory clearing and trade execution requirements. We may qualify for and intend to elect the end-user exception from those requirements for swaps we enter to hedge our commercial risks and that are subject to the mandatory clearing and trade execution requirements. If we are required to clear or voluntarily elect to clear any swaps we enter into, those swaps will be governed by standardized agreements and we will have to post margin with respect to such swaps. To date, the CFTC has designated only certain types of interest rate swaps and credit default swaps for clearing and trade execution. Although we believe that none of the interest rate swaps and credit default swaps to which we are currently party fall within those designated types of swaps, we may enter into swaps in the future that will be subject to the mandatory clearing and trade execution requirements and subject to the risks described.
Rules recently adopted by banking regulators and the CFTC in accordance with a requirement of the Dodd-Frank Act require regulated financial institutions and swap dealers and major swap participants that are not regulated financial institutions to collect margin with respect to uncleared swaps to which they are parties and to which financial end users, among others, are their counterparties. We will qualify as a financial end user for purposes of such margin rules. We will not have to post initial margin with respect to our uncleared swaps under the new rules because we do not have material swaps exposure as defined in the new rules. However, we will be required to post variation margin (most likely in the form of cash collateral) with respect to each of our uncleared swaps subject to the new margin rules in an amount equal to the cumulative decrease in the market-to-market value of such swap to our counterparty as of any date of determination from the value of such swap as of the date of the swap’s execution. The SEC has proposed margin rules for security-based swaps to which regulated financial institutions are not counterparties. Those proposed rules differ from the CFTC’s margin rules, but the final form that those rules will take and their effect is uncertain at this time.
The Dodd-Frank Act has caused certain market participants, and may cause other market participants, including the counterparties to our derivative instruments, to spin off some of their derivatives activities to separate entities. Those entities may not be as creditworthy as the historical counterparties to our derivatives.
Some of the rules required to implement the swaps-related provisions of the Dodd-Frank Act remain to be adopted, and the CFTC has, from time to time, issued and may in the future issue interpretations and no-action letters interpreting, and clarifying the application of, those provisions and the related rules or delaying compliance with those provisions and rules. As a result, it is not possible at this time to predict with certainty the full effects of the Dodd-Frank Act, the CFTC’s rules and the SEC’s rules on us and the timing of such effects.
The Dodd-Frank Act and the rules adopted thereunder could significantly increase the cost of derivative contracts (including from swap recordkeeping and reporting requirements and through requirements to post margin with respect to our swaps, which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and the related rules, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures and to pay dividends to our stockholders. Any of these consequences could have a material adverse effect on our consolidated financial position, results of operations and cash flows.
Risks Related to Investments in Securities, Mortgages and Mezzanine Loans
Our earnings are dependent, in part, upon the performance of our investment portfolio.
To the extent permitted by the Code, we may invest in and own securities of other public companies and REITs (including Braemar). To the extent that the value of those investments declines or those investments do not provide an attractive return, our earnings and cash flow could be adversely affected.
Debt investments that are not United States government insured involve risk of loss.
As part of our business strategy, we may originate or acquire lodging-related uninsured and mortgage assets, including mezzanine loans. While holding these interests, we are subject to risks of borrower defaults, bankruptcies, fraud and related losses, and special hazard losses that are not covered by standard hazard insurance. Also, costs of financing the mortgage loans could exceed returns on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. We suffered significant impairment charges with respect to our investments in mortgage loans in 2009 and 2010. The value and the price of our securities may be adversely affected.
We may invest in non-recourse loans, which will limit our recovery to the value of the mortgaged property.
Our mortgage and mezzanine loan assets have typically been non-recourse. With respect to non-recourse mortgage loan assets, in the event of a borrower default, the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan, may be less than the amount owed under the mortgage loan. As to those mortgage loan assets that provide for recourse against the borrower and its assets generally, we cannot assure you that the recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.
Investment yields affect our decision whether to originate or purchase investments and the price offered for such investments.
In making any investment, we consider the expected yield of the investment and the factors that may influence the yield actually obtained on such investment. These considerations affect our decision whether to originate or purchase an investment and the price offered for that investment. No assurances can be given that we can make an accurate assessment of the yield to be produced by an investment. Many factors beyond our control are likely to influence the yield on the investments, including, but not limited to, competitive conditions in the local real estate market, local and general economic conditions, and the quality of management of the underlying property. Our inability to accurately assess investment yields may result in our purchasing assets that do not perform as well as expected, which may adversely affect the price of our securities.
Volatility of values of mortgaged properties may adversely affect our mortgage loans.
Lodging property values and net operating income derived from lodging properties are subject to volatility and may be affected adversely by a number of factors, including the risk factors described herein relating to general economic conditions, operating lodging properties, and owning real estate investments. In the event its net operating income decreases, one of our borrowers may have difficulty paying our mortgage loan, which could result in losses to us. In addition, decreases in property values will reduce the value of the collateral and the potential proceeds available to our borrowers to repay our mortgage loans, which could also cause us to suffer losses.
We may not be able to raise capital through financing activities and may have difficulties negotiating with lenders in times of distress due to our complex structure and property-level indebtedness.
Substantially all of our assets are encumbered by property-level indebtedness; therefore, we may be limited in our ability to raise additional capital through property level or other financings. In addition, our ability to raise additional capital could be limited to refinancing existing secured mortgages before their maturity date which may result in yield maintenance or other prepayment penalties to the extent that the mortgage is not open for prepayment at par. Due to these limitations on our ability to raise additional capital, we may face difficulties obtaining liquidity and negotiating with lenders in times of distress.
Mezzanine loans involve greater risks of loss than senior loans secured by income-producing properties.
We may make and acquire mezzanine loans. These types of loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan being entirely unsecured or, if secured, becoming unsecured as a result of foreclosure by the senior lender. We may not recover some or all of our investment in these loans. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.
The assets associated with certain of our derivative transactions do not constitute qualified REIT assets and the related income will not constitute qualified REIT income. Significant fluctuations in the value of such assets or the related income could jeopardize our REIT status or result in additional tax liabilities.
We have entered into certain derivative transactions to protect against interest rate risks and credit default risks not specifically associated with debt incurred to acquire qualified REIT assets. The REIT provisions of the Code limit our income and assets in each year from such derivative transactions. Failure to comply with the asset or income limitation within the REIT provisions of the Code could result in penalty taxes or loss of our REIT status. If we elect to contribute the non-qualifying derivatives into a TRS to preserve our REIT status, such an action would result in any income from such transactions being subject to U.S. federal income taxation.
Our prior investment performance is not indicative of future results.
The performance of our prior investments is not necessarily indicative of the results that can be expected for the investments to be made by our subsidiaries. On any given investment, total loss of the investment is possible. Although our management team has experience and has had success in making investments in real estate-related lodging debt and hotel assets, the past performance of these investments is not necessarily indicative of the results of our future investments.
Our investment portfolio will contain investments concentrated in a single industry and will not be fully diversified.
We have formed subsidiaries for the primary purpose of acquiring securities and other investments of lodging-related entities. As such, our investment portfolio will contain investments concentrated in a single industry and may not be fully diversified by asset class, geographic region or other criteria, which will expose us to significant loss due to concentration risk. Investors have no assurance that the degree of diversification in our investment portfolio will increase at any time in the future.
The values of our investments are affected by the U.S. credit and financial markets and, as such, may fluctuate.
The U.S. credit and financial markets may experience severe dislocations and liquidity disruptions. The values of our investments are likely to be sensitive to the volatility of the U.S. credit and financial markets, and, to the extent that turmoil in the U.S. credit and financial markets occurs, such volatility has the potential to materially affect the value of our investment portfolio.
We may invest in securities for which there is no liquid market, and we may be unable to dispose of such securities at the time or in the manner that may be most favorable to us, which may adversely affect our business.
We may invest in securities for which there is no liquid market or which may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly traded securities generally. The relative illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments may occasionally be subject to contractual or legal restrictions on resale or will be otherwise illiquid due to the fact that there is no established trading market for such securities, or such trading market is thinly traded. The relative illiquidity of such investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.
Risks Related to the Real Estate Industry
Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotel properties and harm our financial condition.
Because real estate investments are relatively illiquid, our ability to sell promptly one or more hotel properties or mortgage loans in our portfolio for reasonable prices in response to changing economic, financial, and investment conditions is limited.
The real estate market is affected by many factors that are beyond our control, including:
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adverse changes in international, national, regional and local economic and market conditions;

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changes in interest rates and in the availability, cost, and terms of debt financing;

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the ongoing need for capital improvements, particularly in older structures;

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changes in operating expenses; and

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civil unrest, acts of war or terrorism, epidemics, and acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured and underinsured losses.

We may decide to sell hotel properties or loans in the future. We cannot predict whether we will be able to sell any hotel property or loan for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We may sell a property at a loss as compared to carrying value. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan. We may offer more flexible terms on our mortgage loans than some providers of commercial mortgage loans, and as a result, we may have more difficulty selling or participating our loans to secondary purchasers than would these more traditional lenders.
We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These and other factors could impede our ability to respond to adverse changes in the performance of our hotel properties or a need for liquidity.
Increases in property taxes would increase our operating costs, reduce our income and adversely affect our ability to make distributions to our stockholders.
Each of our hotel properties will be subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our financial condition, results of operations and our ability to make distributions to our stockholders could be materially and adversely affected and the market price of our common and/or preferred stock could decline.
The costs of compliance with or liabilities under environmental laws may harm our operating results.
Operating expenses at our hotels could be higher than anticipated due to the cost of complying with existing or future environmental laws and regulations. In addition, our hotel properties and properties underlying our loan assets may be subject to environmental liabilities. An owner of real property, or a lender with respect to a party that exercises control over the property, can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:
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our knowledge of the contamination;

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the timing of the contamination;

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the cause of the contamination; or

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the party responsible for the contamination.

There may be environmental problems associated with our hotel properties or properties underlying our loan assets of which we are unaware. Some of our hotel properties or the properties underlying our loan assets use, or may have used in the past, underground tanks for the storage of petroleum-based or waste products that could create a potential for release of hazardous substances. If environmental contamination exists on a hotel property, we could become subject to strict, joint and several liabilities for the contamination if we own the property or if we foreclose on the property or otherwise have control over the property.
The presence of hazardous substances on a property we own or have made a loan with respect to may adversely affect our ability to sell, on favorable terms or at all, or foreclose on the property, and we may incur substantial remediation costs. The discovery of material environmental liabilities at our properties or properties underlying our loan assets could subject us to unanticipated significant costs.
We generally have environmental insurance policies on each of our owned properties, and we intend to obtain environmental insurance for any other properties that we may acquire. However, if environmental liabilities are discovered during the underwriting of the insurance policies for any property that we may acquire in the future, we may be unable to obtain insurance coverage for the liabilities at commercially reasonable rates or at all, and we may experience losses. In addition, we generally do not require our borrowers to obtain environmental insurance on the properties they own that secure their loans from us.
Numerous treaties, laws and regulations have been enacted to regulate or limit carbon emissions. Changes in the regulations and legislation relating to climate change, and complying with such laws and regulations, may require us to make significant investments in our hotels and could result in increased energy costs at our properties.

Our properties and the properties underlying our mortgage loans may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.
When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of the properties in our portfolio may contain microbial matter such as mold and mildew. As a result, the presence of significant mold at any of our properties or the properties underlying our loan assets could require us or our borrowers to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us or our borrowers to liability from hotel guests, hotel employees, and others if property damage or health concerns arise.
Compliance with the Americans with Disabilities Act and fire, safety, and other regulations may require us or our borrowers to incur substantial costs.
All of our properties and properties underlying our mortgage loans are required to comply with the Americans with Disabilities Act of 1990, as amended (the “ADA”). The ADA requires that “public accommodations” such as hotels be made accessible to people with disabilities. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. In addition, we and our borrowers are required to operate our properties in compliance with fire and safety regulations, building codes, and other land use regulations as they may be adopted by governmental agencies and bodies and become applicable to our properties. Any requirement to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, could be costly.
We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our property, which could adversely affect our financial condition and ability to make distributions to our stockholders.
We may acquire a hotel property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing, or provide a cap on the amount of damages we can recover. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of income from that property.
We may experience uninsured or underinsured losses.
We have property and casualty insurance with respect to our hotel properties and other insurance, in each case, with loss limits and coverage thresholds deemed reasonable by our management team (and with the intent to satisfy the requirements of lenders and franchisors). In doing so, we have made decisions with respect to what deductibles, policy limits, and terms are reasonable based on management’s experience, our risk profile, the loss history of our hotel managers and our properties, the nature of our properties and our businesses, our loss prevention efforts, the cost of insurance and other factors.
Various types of catastrophic losses may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment, including losses incurred in relation to the COVID-19 pandemic. Inflation, changes in building codes and ordinances, environmental considerations, and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed. Accordingly, there can be no assurance that:
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the insurance coverage thresholds that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits);

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we will not incur large deductibles that will adversely affect our earnings;

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we will not incur losses from risks that are not insurable or that are not economically insurable; or

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current coverage thresholds will continue to be available at reasonable rates.

In the future, we may choose not to maintain terrorism or other insurance policies on any of our properties. As a result, one or more large uninsured or underinsured losses could have a material adverse effect on us.
Each of our current lenders requires us to maintain certain insurance coverage thresholds, and we anticipate that future lenders will have similar requirements. We believe that we have complied with the insurance maintenance requirements under the current governing loan documents and we intend to comply with any such requirements in any future loan documents. However, a lender may disagree, in which case the lender could obtain additional coverage thresholds and seek payment from us, or declare us in default under the loan documents. In the former case, we could spend more for insurance than we otherwise deem reasonable or necessary or, in the latter case, subject us to a foreclosure on hotels securing one or more loans. In addition, a material casualty to one or more hotels securing loans may result in the insurance company applying to the outstanding loan balance insurance proceeds that otherwise would be available to repair the damage caused by the casualty, which would require us to fund the repairs through other sources, or the lender foreclosing on the hotels if there is a material loss that is not insured.
Risks Related to Our Status as a REIT
If we do not qualify as a REIT, we will be subject to tax as a regular corporation and could face substantial tax liability.
We conduct operations so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status or we may be required to rely on a REIT “savings clause.” If we were to rely on a REIT “savings clause,” we would have to pay a penalty tax, which could be material. Due to the gain we recognized as a result of the spin-off of Braemar, if Braemar were to fail to qualify as a REIT for 2013, we may have failed to qualify as a REIT for 2013 and subsequent taxable years. Furthermore, new tax legislation, administrative guidance, or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.
If we fail to qualify as a REIT in any tax year, then:
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we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to our stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at regular corporate rates;

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we would also be subject to federal alternative minimum tax for taxable years beginning before January 1, 2018, and, possibly, increased state and local income taxes;

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any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

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unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year that we lost our qualification, and, thus, our cash available for distribution to stockholders could be reduced for each of the years during which we did not qualify as a REIT.

If, as a result of covenants applicable to our future debt, we are restricted from making distributions to our stockholders, we may be unable to make distributions necessary for us to avoid U.S. federal corporate income and excise taxes and to qualify and maintain our qualification as a REIT, which could materially and adversely affect us. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders to maintain our tax status. As a result of all of these factors, our failure to qualify as a REIT could impair our ability to raise capital, expand our business, and make distributions to our stockholders and could adversely affect the value of our securities.

Even if we qualify and remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.
Even if we qualify and remain qualified for taxation as a REIT, we may be subject to certain federal, state, and local taxes on our income and assets. For example:
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We will be required to pay tax on undistributed REIT taxable income.

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If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

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If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100% penalty tax.

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Each of our TRSs is a fully taxable corporation and will be subject to federal and state taxes on its income.

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We may continue to experience increases in our state and local income tax burden. Over the past several years, certain state and local taxing authorities have significantly changed their income tax regimes in order to raise revenues. The changes enacted that have increased our state and local income tax burden include the taxation of modified gross receipts (as opposed to net taxable income), the suspension of and/or limitation on the use of net operating loss deductions, increases in tax rates and fees, the addition of surcharges, and the taxation of our partnership income at the entity level. Facing mounting budget deficits, more state and local taxing authorities have indicated that they are going to revise their income tax regimes in this fashion and/or eliminate certain federally allowed tax deductions such as the REIT dividends paid deduction.

Failure to make required distributions would subject us to U.S. federal corporate income tax.
We intend to operate in a manner that allows us to continue to qualify as a REIT for U.S. federal income tax purposes. In order to continue to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.
Our TRS lessee structure increases our overall tax liability.
Our TRS lessees are subject to federal, state and local income tax on their taxable income, which consists of the revenues from the hotel properties leased by our TRS lessees, net of the operating expenses for such hotel properties and rent payments to us. Accordingly, although our ownership of our TRS lessees allows us to participate in the operating income from our hotel properties in addition to receiving fixed rent, the net operating income is fully subject to income tax. The after-tax net income of our TRS lessees is available for distribution to us.
If our leases with our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.
To qualify as a REIT, we are required to satisfy two gross income tests, pursuant to which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to the hotel leases with our TRS lessees, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. We have structured our leases, and intend to structure any future leases, so that the leases will be respected as true leases for U.S. federal income tax purposes, but the IRS may not agree with this characterization. If the leases were not respected as true leases for U.S. federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs and likely would fail to qualify as a REIT.

Our ownership of TRSs is limited and our transactions with our TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.
A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross operating income from hotels that are operated by eligible independent contractors pursuant to hotel management agreements. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. Finally, the 100% excise tax also applies to the underpricing of services by a TRS to its parent REIT in contexts where the services are unrelated to services for REIT tenants.
Our TRSs are subject to federal, foreign, state and local income tax on their taxable income, and their after-tax net income is available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRSs is less than 20% of the value of our total assets (including our TRS stock and securities).
We monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we scrutinize all of our transactions with our TRSs to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. For example, in determining the amounts payable by our TRSs under our leases, we engaged a third party to prepare transfer pricing studies to ascertain whether the lease terms we established are on an arm’s-length basis as required by applicable Treasury Regulations. However the receipt of a transfer pricing study does not prevent the IRS from challenging the arm’s length nature of the lease terms between a REIT and its TRS lessees. Consequently, there can be no assurance that we will be able to avoid application of the 100% excise tax discussed above.
If our hotel managers, including Ashford Hospitality Services, LLC and its subsidiaries (including Remington Hotels) do not qualify as “eligible independent contractors,” we would fail to qualify as a REIT.
Rent paid by a lessee that is a “related party tenant” of ours is not qualifying income for purposes of the two gross income tests applicable to REITs. We lease all of our hotels to our TRS lessees. A TRS lessee will not be treated as a “related party tenant,” and will not be treated as directly operating a lodging facility, which is prohibited, to the extent the TRS lessee leases properties from us that are managed by an “eligible independent contractor.”
We believe that the rent paid by our TRS lessees is qualifying income for purposes of the REIT gross income tests and that our TRSs qualify to be treated as TRSs for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge this treatment or that a court would not sustain such a challenge. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for U.S. federal income tax purposes, unless certain of the REIT “savings clauses” applied.
If our hotel managers, including Ashford Hospitality Services, LLC (“AHS”) and its subsidiaries (including Remington Hotels), do not qualify as “eligible independent contractors,” we would fail to qualify as a REIT. Each of the hotel management companies that enters into a management contract with our TRS lessees must qualify as an “eligible independent contractor” under the REIT rules in order for the rent paid to us by our TRS lessees to be qualifying income for our REIT income test requirements. Among other requirements, in order to qualify as an eligible independent contractor a manager must not own more than 35% of our outstanding shares (by value) and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the manager, taking into account only owners of more than 5% of our shares and, with respect to ownership interests in such managers that are publicly-traded, only holders of more than 5% of such ownership interests. Complex ownership attribution rules apply for purposes of these 35% thresholds. Although we intend to monitor ownership of our shares by our hotel managers and their owners, there can be no assurance that these ownership levels will not be exceeded. Additionally, we and AHS and its subsidiaries, including Remington Hotels, must comply with the provisions of the private letter ruling we obtained from the IRS in connection with Ashford Inc.’s acquisition of Remington Hotels to ensure that AHS and its subsidiaries, including Remington Hotels, continue to qualify as “eligible independent contractors.”
Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.
The maximum U.S. federal income tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced maximum rate on qualified dividend income. However, under the Tax Cuts and Jobs Act a non-corporate taxpayer may deduct 20% of ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income” resulting in an effective maximum U.S. federal income tax rate of 29.6%. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock.
If our operating partnership failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders and suffer other adverse consequences.
We believe that our operating partnership qualifies to be treated as a partnership for U.S. federal income tax purposes. As a partnership, our operating partnership is not subject to U.S. federal income tax on its income. Instead, each of its partners, including us, is required to include in income its allocable share of the operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, the failure of our operating partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.
Note that although partnerships have traditionally not been subject to U.S. federal income tax at the entity level as described above, new audit rules, will generally apply to the partnership. Under the new rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. We may utilize exceptions available under the new provisions (including any changes) and Treasury Regulations so that the partners, to the fullest extent possible, rather than the partnership itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income. One such exception is to apply an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners (often referred to as a “push-out election”), subject to a higher rate of interest than otherwise would apply. When a push-out election causes a partner that is itself a partnership to be assessed with its share of such additional taxes from the adjustment, such partnership may cause such additional taxes to be pushed out to its own partners. In addition, Treasury Regulations provide that a partner that is a REIT may be able to use deficiency dividend procedures with respect to such adjustments. Many questions remain as to how the partnership audit rules will apply, and it is not clear at this time what effect these rules will have on us. However, it is possible that these changes could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership (such as our operating partnership).
Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.
To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. We may elect to pay dividends on our Common Stock in cash or a combination of cash and shares of securities as permitted under U.S. federal income tax laws governing REIT distribution requirements. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.
Complying with REIT requirements may limit our ability to hedge effectively.
The REIT provisions of the Code may limit our ability to hedge mortgage securities and related borrowings by requiring us to limit our income and assets in each year from certain hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. In addition, we must limit our aggregate income from nonqualified hedging transactions, from our provision of services, and from other non-qualifying sources to no more than 5% of our annual gross income. As a result, we may have to limit our use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. However, for transactions that we enter into to protect against interest rate risks on debt incurred to acquire qualified REIT assets and for which we identify as hedges for tax purposes, any associated hedging income is excluded from the 95% income test and the 75% income test applicable to a REIT. In addition, similar rules apply to income from positions that primarily manage risk with respect to a prior hedge entered into by a REIT in connection with the extinguishment or disposal (in whole or in part) of the liability or asset related to such prior hedge, to the extent the new position qualifies as a hedge or would so qualify if the hedged position were ordinary property. If we were to violate the 25% or 5% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the REIT gross income tests, unless our failure was due to reasonable cause and not due to willful neglect such that a REIT “savings clause” applied, we could lose our REIT status for U.S. federal income tax purposes.
Complying with REIT requirements may force us to liquidate otherwise attractive investments.
To qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets can be represented by certain publicly offered REIT debt instruments.
If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.
Complying with REIT requirements may force us to borrow to make distributions to our stockholders.
As a REIT, we must distribute at least 90% of our annual REIT taxable income, excluding net capital gains (subject to certain adjustments), to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.
From time to time, we may generate taxable income greater than our net income for financial reporting purposes or our taxable income may be greater than our cash flow available for distribution to our stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell investments at disadvantageous prices, or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce the value of our equity. We may elect to pay dividends on our Common Stock in cash or a combination of cash and shares of securities as permitted under U.S. federal income tax laws governing REIT distribution requirements. To the extent that we make distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock.
We may in the future choose to pay taxable dividends in our shares of our Common Stock instead of cash, in which case stockholders may be required to pay income taxes in excess of the cash dividends they receive.
We may distribute taxable dividends that are payable in cash and Common Stock at the election of each stockholder, subject to certain limitations, including that the cash portion be at least 20% of the total distribution (10% for distributions declared on or after April 1, 2020, and on or before December 31, 2020).
If we make a taxable dividend payable in cash and Common Stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the shares of Common Stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our Common Stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares of Common Stock. In addition, if we made a taxable dividend payable in cash and our Common Stock and a significant number of our stockholders determine to sell shares of our Common Stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our Common Stock. We do not currently intend to pay taxable dividends of our Common Stock and cash, although we may choose to do so in the future.
The prohibited transactions tax may limit our ability to dispose of our properties.
A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.
The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.
Our Charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal and state and local income taxes on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total stockholder return received by our stockholders.
We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our securities.
At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

It is possible that future legislation would result in a REIT having fewer advantages, and it could become more advantageous for a company that invests in real estate to be treated, for U.S. federal income tax purposes, as a corporation.
If Braemar failed to qualify as a REIT for 2013, it would significantly affect our ability to maintain our REIT status.
For U.S. federal income tax purposes, we recorded a gain of approximately $145.7 million as a result of the spin-off of Braemar in November 2013. If Braemar qualified for taxation as a REIT for 2013, that gain was qualifying income for purposes of our 2013 REIT income tests. If, however, Braemar failed to qualify as a REIT for 2013, that gain would be non-qualifying income for purposes of the 75% gross income test. Although Braemar covenanted in the Separation and Distribution Agreement to use reasonable best efforts to qualify as a REIT in 2013, no assurance can be given that it so qualified. If Braemar failed to qualify, we would have failed our 2013 REIT income tests, which would either result in our loss of our REIT status for 2013 and the following four taxable years or result in a significant tax in 2013 that has not been accrued or paid and thereby would materially negatively impact our business, financial condition and potentially impair our ability to continue operating in the future.
Your investment in our securities has various federal, state, and local income tax risks that could affect the value of your investment.
We strongly urge you to consult your own tax advisor concerning the effects of federal, state, and local income tax law on an investment in our securities because of the complex nature of the tax rules applicable to REITs and their stockholders.
Our failure to qualify as a REIT would potentially give rise to a claim for damages from Braemar.
In connection with the spin-off of Braemar, which was completed in November 2013, we represented in the Separation and Distribution Agreement with Braemar that we have no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT. In the event of a breach of this representation, Braemar may be able to seek damages from us, which could have a significantly negative effect on our liquidity and results of operations.
Declines in the values of our investments may make it more difficult for us to maintain our qualification as a REIT or exemption from the Investment Company Act.
If the market value or income potential of real estate-related investments declines as a result of increased interest rates or other factors, we may need to increase our real estate-related investments and income or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the Investment Company Act of 1940 (the “Investment Company Act”). If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT and Investment Company Act considerations.
Risks Related to Our Corporate Structure
Our Charter, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay or prevent a change of control transaction.
Our Charter contains 9.8% ownership limits. For the purpose of preserving our REIT qualification, our Charter prohibits direct or constructive ownership by any person of more than (i) 9.8% of the lesser of the total number or value (whichever is more restrictive) of the outstanding shares of our Common Stock or (ii) 9.8% of the total number or value (whichever is more restrictive) of the outstanding shares of any class or series of our preferred stock or any other stock of our company, unless our Board of Directors grants a waiver.
Our Charter’s constructive ownership rules are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of any class or series of our stock by an individual or entity could nevertheless cause that individual or entity to own constructively in excess of 9.8% of a class or series of outstanding stock, and thus be subject to our Charter’s ownership limit. Any attempt to own or transfer shares of our stock in excess of the ownership limit without the consent of our Board of Directors will be void, and could result in the shares being automatically transferred to a charitable trust.
Our Board of Directors may create and issue a class or series of Common Stock or preferred stock without stockholder approval.
Our Charter authorizes our Board of Directors to issue Common Stock or preferred stock in one or more classes and to establish the preferences and rights of any class of Common Stock or preferred stock issued. These actions can be taken without obtaining stockholder approval. Our issuance of additional classes of Common Stock or preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests.
Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.
Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:
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redemption rights of qualifying parties;

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transfer restrictions on our common units;

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the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and

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the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Because provisions contained in Maryland law and our Charter may have an anti-takeover effect, investors may be prevented from receiving a “control premium” for their shares.
Provisions contained in our Charter and Maryland general corporation law may have effects that delay, defer, or prevent a takeover attempt, which may prevent stockholders from receiving a “control premium” for their shares. For example, these provisions may defer or prevent tender offers for our Common Stock or purchases of large blocks of our Common Stock, thereby limiting the opportunities for our stockholders to receive a premium for their Common Stock over then-prevailing market prices.
These provisions include the following:
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The ownership limit in our Charter limits related investors, including, among other things, any voting group, from acquiring over 9.8% of our Common Stock or any class of our preferred stock without our permission.

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Our Charter authorizes our Board of Directors to issue Common Stock or preferred stock in one or more classes and to establish the preferences and rights of any class of Common Stock or preferred stock issued. These actions can be taken without soliciting stockholder approval. Our Common Stock and preferred stock issuances could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests.

Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of a Maryland corporation by statute are not required to act in certain takeover situations under the same standards of care, and are not subject to the same standards of review, as apply in Delaware and other corporate jurisdictions.

Certain other provisions of Maryland law, if they became applicable to us, could inhibit changes in control.
Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our Common Stock or a “control premium” for their shares or inhibit a transaction that might otherwise be viewed as being in the best interest of our stockholders. These provisions include:
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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special stockholder voting requirements on these business combinations, unless certain fair price requirements set forth in the MGCL are satisfied; and

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“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

In addition, Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions: a classified board; a two-thirds stockholder vote requirement for removal of a director; a requirement that the number of directors be fixed only by vote of the directors; a requirement that a vacancy on the Board of Directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and a requirement that the holders of at least a majority of all votes entitled to be cast request a special meeting of stockholders.
Our Charter opts out of the business combination/moratorium provisions and control share provisions of the MGCL and prevents us from making any elections under Subtitle 8 of the MGCL. Because these provisions are contained in our Charter, they cannot be amended unless the Board of Directors recommends the amendment and the stockholders approve the amendment. Any such amendment would require the affirmative vote of two-thirds of the outstanding voting power of our Common Stock.
We depend on our operating partnership and its subsidiaries for cash flow and are effectively structurally subordinated in right of payment to the obligations of our operating partnership and its subsidiaries, which could adversely affect our ability to make distributions to our stockholders.
We have no business operations of our own. Our only significant asset is and will be the general and limited partnership interests of our operating partnership. We conduct, and intend to continue to conduct, all of our business operations through our operating partnership. Accordingly, our only source of cash to pay our obligations is distributions from our operating partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our operating partnership’s subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our operating partnership and its subsidiaries liabilities and obligations have been paid in full.

Offerings of debt securities, which would be senior to our Common Stock and any preferred stock upon liquidation, or equity securities, which would dilute our existing stockholders’ holdings and could be senior to our Common Stock for the purposes of dividend distributions, may adversely affect the market price of our Common Stock and any preferred stock.
We may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium- term notes, senior or subordinated notes, convertible securities, and classes of preferred stock or Common Stock or classes of preferred units. Upon liquidation, holders of our debt securities or preferred units and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of shares of preferred stock or Common Stock. Furthermore, holders of our debt securities and preferred stock or preferred units and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common or preferred stock or both. Our preferred stock or preferred units could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our Common Stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our securities and diluting their securities holdings in us.
Securities eligible for future sale may have adverse effects on the market price of our securities.
We cannot predict the effect, if any, of future sales of securities, or the availability of securities for future sales, on the market price of our outstanding securities. Sales of substantial amounts of Common Stock, or the perception that these sales could occur, may adversely affect prevailing market prices for our securities.
We also may issue from time to time additional shares of our securities or units of our operating partnership in connection with the acquisition of properties and we may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our securities or the perception that such sales could occur may adversely affect the prevailing market price for our securities or may impair our ability to raise capital through a sale of additional debt or equity securities.
An increase in market interest rates may have an adverse effect on the market price of our securities.
A factor investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our securities is likely based on the earnings and return that we derive from our investments, income with respect to our properties, and our related distributions to stockholders and not necessarily from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our securities. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common or preferred stock could decrease because potential investors may require a higher dividend yield on our common or preferred stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable-rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.
Our Board of Directors can take many actions without stockholder approval.
Our Board of Directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our Board of Directors can do the following:
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amend or revise at any time our dividend policy with respect to our Common Stock or preferred stock (including by eliminating, failing to declare, or significantly reducing dividends on these securities);

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terminate our advisor under certain conditions pursuant to the advisory agreement, subject to the payment of a termination fee;

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amend or revise at any time and from time to time our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, subject to the limitations and restrictions provided in our advisory agreement and mutual exclusivity agreement;

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amend our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements;

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subject to the terms of our Charter, prevent the ownership, transfer and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders;

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issue additional shares without obtaining stockholder approval, which could dilute the ownership of our then-current stockholders;

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amend our Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series, without obtaining stockholder approval;

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classify or reclassify any unissued shares of our Common Stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares, without obtaining stockholder approval;

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employ and compensate affiliates (subject to disinterested director approval);

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direct our resources toward investments that do not ultimately appreciate over time; and

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determine that it is not in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving you, as a stockholder, the right to vote.
The ability of our Board of Directors to change our major policies without the consent of stockholders may not be in our stockholders’ interest.
Our Board of Directors determines our major policies, including policies and guidelines relating to our acquisitions, leverage, financing, growth, operations and distributions to stockholders. Our Board of Directors may amend or revise these and other policies and guidelines from time to time without the vote or consent of our stockholders, subject to certain limitations and restrictions provided in our advisory agreement. Accordingly, our stockholders will have limited control over changes in our policies and those changes could adversely affect our financial condition, results of operations, the market price of our stock and our ability to make distributions to our stockholders.
Our rights and the rights of our stockholders to take action against our directors and officers are limited.
Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our Charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment to have been material to the cause of action. Our Charter requires us to indemnify our directors and officers and to advance expenses prior to the final disposition of a proceeding to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we are generally obligated to fund the defense costs incurred by our directors and officers.
Future issuances of securities, including our Common Stock and preferred stock, could reduce existing investors’ relative voting power and percentage of ownership and may dilute our share value.
Our Charter authorizes the issuance of up to 400,000,000 shares of Common Stock and 50,000,000 shares of preferred stock. As of September 4, 2020, we had 13,058,909 shares of our Common Stock issued and outstanding, 2,389,393 shares of our Series D Cumulative Preferred Stock, 4,800,000 shares of our Series F Cumulative Preferred Stock, 6,200,000 shares of our Series G Cumulative Preferred Stock, 3,800,000 shares of our Series H Cumulative Preferred Stock, and 5,400,000 shares of our Series I Cumulative Preferred Stock. Accordingly, we may issue up to an additional 389,524,801 shares of Common Stock and 27,410,607 shares of preferred stock.
Future issuances of Common Stock or preferred stock could decrease the relative voting power of our Common Stock or preferred stock and may cause substantial dilution in the ownership percentage of our then-existing holders of common or preferred stock. Future issuances may have the effect of reducing investors’ relative voting power and/or diluting the net tangible book value of the shares held by our stockholders, and might have an adverse effect on any trading market for our securities. Our Board of Directors may designate the rights, terms and preferences of our authorized but unissued common shares or preferred shares at its discretion, including conversion and voting preferences without stockholder approval.

Background of the Exchange Offers and the Consent Solicitation
Background of the Exchange Offers and the Consent Solicitation
In light of the downturn in business and leisure travel in general, and on our business in particular, caused by the COVID-19 pandemic, the occupancy rates of, and cash flows generated by, our hotels decreased precipitously beginning in March 2020 and rendered us unable to continue to pay interest and principal on nearly all of our property-level indebtedness in the ordinary course. In the first quarter of 2020, in order to preserve liquidity, the Board of Directors suspended the payment of dividends on the Common Stock and we began soliciting nearly all of our property-level lenders to enter into forbearance agreements with respect to our property-level indebtedness. In the second quarter of 2020, the Company announced that it would not pay dividends on its Preferred Stock. Since then, the unpaid dividends on the Preferred Stock have accumulated and, for so long as they are not paid in cash, will continue to accumulate at a rate of 8.45% per annum for the Series D Preferred Stock, 7.375% per annum for the Series F Preferred Stock, 7.375% per annum for the Series G Preferred Stock, 7.50% per annum for the Series H Preferred Stock and 7.50% per annum for the Series I Preferred Stock, in each case compounded quarterly. As of September 8, 2020, the Company had approximately $10,644,238 in accumulated and unpaid preferred dividends, approximately $1,261,838 of which related to the Series D Preferred Stock, $2,212,320 of which related to the Series F Preferred Stock, $2,857,580 of which related to the Series G Preferred Stock, $1,781,250 of which related to the Series H Preferred Stock and $2,531,250 of which related to the Series I Preferred Stock. As of September 8, 2020, the aggregate liquidating preference of the Preferred Stock, excluding accumulated and unpaid dividends, was $564,734,825.
Based on the Company’s financial outlook and the lack of clarity with respect to how long it will take for the hotel industry in general, and the Company’s operations in particular, to return to pre-COVID-19 occupancy and cash flow levels, the Company believes it to be unlikely that it will have cash available in the foreseeable future to pay its accumulated and unpaid dividends and to satisfy the Company’s future dividend requirement on its Preferred Stock, or to redeem its Preferred Stock, which is perpetual and does not have a maturity date. Further, until all accumulated and unpaid Preferred Stock dividends are paid, the Company will be unable to pay any dividends on its Common Stock.
The following provides a summary of the future dividends scheduled to accumulate on the currently outstanding Preferred Stock over the next five years assuming no cash dividend payments are made thereunder after the date of this Prospectus/Consent Solicitation and no shares of Preferred Stock are exchanged in the Exchange Offer.
Dividend Entitlements of Preferred Stock
	2020	2021	2022	2023	2024
Balance, January 1	$0	$31,932,715	$74,509,669	$117,086,623	$159,663,577
Accumulated and unpaid Preferred Stock dividends	$31,932,715	$42,576,954	$42,576,954	$42,576,954	$42,576,954
Balance, December 31	$31,932,715	$74,509,669	$117,086,623	$159,663,577	$202,240,531
Based on the Company’s experience with previous significant lodging downturns (i.e., after the September 11 terrorist attacks and the 2008 financial crisis) and the approximate amount of time generally anticipated to be required for the hotel industry in general, and the Company’s operations in particular, to return to pre-crisis occupancy and cash flow levels based on these experiences, Company management recommended, and the Board of Directors determined, that the Company should explore the feasibility, benefits and cost of a recapitalization of the Company.
On May 19, 2020, the Company engaged Royal Bank of Canada (“RBC”) to advise the Board of Directors in connection with potential restructuring alternatives. As a result, RBC assists the Board of Directors in evaluating potential recapitalization structures, acts as the Board of Directors’ independent financial advisor, and assists the Board of Directors in negotiating with the Company’s creditors. The Board of Directors requested that management and RBC formulate a transaction structure that would achieve the recapitalization of the Company and make a recommendation to the Board of Directors regarding the proposed structure.

On June 16, 2020, RBC made a presentation to the Board of Directors with respect to a restructuring of the Company’s property-level debt and identified certain preliminary potential recapitalization structures with respect to the Company’s Preferred Stock, including a cash tender offer, an exchange offer and consent solicitation in which Common Stock would be issued, an exchange offer and consent solicitation in which both cash and Common Stock would be issued, and an exchange offer and a consent solicitation in which a new series of preferred stock with different terms would be issued. At the Board of Directors’ instruction, management and RBC continued to assess potential alternatives in order to make a recommendation to the Board of Directors.
On July 16, 2020, the Board of Directors met to review the proposed Exchange Offers and the Consent Solicitation. The Board of Directors reviewed materials that had been distributed prior to the date of the meeting, including an RBC presentation as to the structure and rationale for the contemplated transactions; a forward cash projection prepared by Company management for the remainder of 2020, 2021 and 2022 and based upon, among other things, management’s analysis of recent trends in occupancy, reservations and cancellations; an analysis prepared by Company management of the dilution of existing common stockholders based on different adjusted EBITDA scenarios; and a draft registration statement on Form S-4 relating to the Exchange Offers and the Consent Solicitation.
Business Considerations by the Board of Directors
Generally, in considering, and reviewing the terms of, the Exchange Offers and the Consent Solicitation, the Board of Directors considered the following business factors among others:
•
The magnitude of the Company’s existing accumulated and unpaid dividends on the Preferred Stock; the magnitude of the Company’s future dividend entitlements on the Preferred Stock; and the rate that unpaid dividends would accumulate over the coming years;

•
The uncertainty of the current- and post-COVID-19 business environment; the broad range of adjusted EBITDA outcomes in the near term; and the lack of clarity with respect to the period of time it would likely take for the hotel industry in general, and the Company’s operations in particular, to return to pre-crisis occupancy and cash flow levels;

•
The Company’s current forward cash projection;

•
The extent to which accumulated and unpaid dividends on the Preferred Stock would be a significant impediment to future growth of the Company;

•
The extent to which the Company has, or is likely to have, access to sufficient liquidity to lawfully pay the Cash Options;

•
The extent of dilution of existing holders of Common Stock implicated by the Exchange Offers and the Consent Solicitation, both in the short term and over a period of years based on different adjusted EBITDA assumptions, and the impact of the dilution on AFFO per share;

•
The extent to which a larger common stock public equity float could facilitate the raising of capital in the future and benefit the future growth of the Company;

•
That holders of the Preferred Stock had a priority over the holders of Common Stock as to dividends (and as to any distribution or liquidation), and if this priority were eliminated through a recapitalization transaction, that holders of the Preferred Stock would need to receive some compensation in order to participate in the Exchange Offers and the Consent Solicitation; and

•
That the consideration offered as part of the Stock Options and the Cash Options reflects a significant premium over current market values for the Preferred Stock.

The Board of Directors considered the factors above, and weighed the costs and risks, including the transaction costs associated with the Exchange Offers and the Consent Solicitation, as well as the risks of not completing the Exchange Offers and the Consent Solicitation.
Conclusion of the Board of Directors
After reviewing the above circumstances and factors relating to the Exchange Offer and Consent Solicitations with management, and with advice from its financial adviser and legal counsel, the Board of

Directors concluded at the July 16, 2020 meeting that the potential advantages and gains of conducting the Exchange Offers and Consent Solicitation outweigh the possible disadvantages and costs. The Board of Directors, including all of the nonaffiliated directors, also unanimously concluded that the Exchange Offers are advisable and in the best interests of the Company as contemplated by Maryland law. Implementation of the Exchange Offers will also require the approval of the Charter Amendments by 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting, and with respect to any series of Preferred Stock that will participate in the Exchange Offers, the consent of the holders of 66 2/3% of the outstanding Preferred Stock of the affected series.
The foregoing summary of the review by the Board of Directors is not intended to be exhaustive but, rather, includes material factors considered by the Board of Directors. In reaching its decision to approve the Exchange Offers and the Consent Solicitation, the Board of Directors did not attempt to quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Board of Directors considered all factors as a whole, and, overall, considered them to be favorable to, and to support, the determination to approve the proposed Exchange Offers and the Consent Solicitation. The Board of Directors does not make any recommendation to the Preferred Holders as to whether or not they should, individually or in the aggregate, participate in the Exchange Offers and the Consent Solicitation.
Other Plans
We expect to fund the Cash Option in the Exchange Offers with capital we raise by issuing or selling securities (that may be convertible into or exchangeable for Common Stock) in a public or private offering, or by entering into an alternative capital raising transaction, which may include the potential issuance of convertible preferred debt, a potential real estate joint venture in which a third party would pay us cash for an interest in a to-be-formed joint venture holding some of our hotels or financing arrangements secured through government programs. We reserve the right to determine for any reason not to raise capital to fund the Cash Options. We therefore reserve the right to terminate or amend the Exchange Offers if we determine not to raise additional capital or are unable to do so.
We do not otherwise, with exception of the Exchange Offers and the capital raising transactions described above, have any plans, proposals or negotiations that would result in any material change in our corporate structure or business. We do not have any plans, proposals or negotiations which would relate to or result in our Common Stock becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not otherwise, except as otherwise disclosed in this prospectus/consent solicitation, have any plans, proposals or negotiations underway that relate to or would result in:
•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving our company;

•
any purchase, sale or transfer of a material amount of our assets;

•
any material change in our present indebtedness or capitalization;

•
any change in our present Board of Directors or Management;

•
any other material change in our business;

•
any class of our equity securities becoming eligible to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association;

•
any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•
the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•
the acquisition by any person of any material amount of additional securities of our Company, or the disposition of any material amount of securities of our company; or

•
any changes to our certificate of incorporation.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION
General
We hereby offer, upon the terms and subject to the conditions of the Exchange Offers described in this Prospectus/Consent Solicitation, to exchange each outstanding share of the following series of preferred stock for, at the election of each holder, the consideration defined below:
Security	Cash Option Per Share	Stock Option Per Share
Series D Preferred Stock	$7.75 in cash (the “Series D Cash Option”)	5.58 shares of newly issued common stock of the Company, par value $0.01 (the “Common Stock”) (the “Series D Stock Option”, and together with the Series D Cash Option, the “Series D Consideration Options”).
Series F Preferred Stock	$7.75 in cash (the “Series F Cash Option”)	5.58 shares of newly issued Common Stock (the “Series F Stock Option”, and together with the Series F Cash Option, the “Series F Consideration Options”).
Series G Preferred Stock	$7.75 in cash (the “Series G Cash Option”)	5.58 shares of newly issued Common Stock (the “Series G Stock Option”, and together with the Series G Cash Option, the “Series G Consideration Options”).
Series H Preferred Stock	$7.75 in cash (the “Series H Cash Option”)	5.58 shares of newly issued Common Stock (the “Series H Stock Option”, and together with the Series H Cash Option, the “Series H Consideration Options”).
Series I Preferred Stock	$7.75 in cash (the “Series I Cash Option”)	5.58 shares of newly issued Common Stock (the “Series I Stock Option”, and together with the Series I Cash Option, the “Series I Consideration Options”).
As used herein, the shares of Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock are collectively referred to as “Preferred Stock”, and the Series D Consideration Options, the Series F Consideration Options, the Series G Consideration Options, the Series H Consideration Options and the Series I Consideration Options are collectively referred to as the “Consideration Options”.
As used herein, the Series D Cash Option, the Series F Cash Option, the Series G Cash Option, the Series H Cash Option and the Series I Cash Option are collectively referred to as the “Cash Option” and the Series D Stock Option, the Series F Stock Option, the Series G Stock Option, the Series H Stock Option and the Series I Stock Option are collectively referred to as the “Stock Option”.
The total aggregate consideration offered under the Exchange Offers is 126,048,813 newly issued shares of Common Stock and $30,000,000 in cash (the “Offer Consideration”). Regardless of the number of shares of Preferred Stock tendered for each Consideration Option, the Company will not pay out more than $30,000,000 in cash. If you participate in more than one of the Exchange Offers, you may elect to receive either the Cash Option or Stock Option for each series of Preferred Stock being tendered. You may elect to tender your shares of one series of your Preferred Stock for one option and your shares of another series of Preferred Stock for the other option. If you otherwise properly tender your shares, but you do not elect either the Cash Option or the Stock Option, you will be deemed to have elected the Stock Option.

As set forth in the table below and described further in the paragraph that immediately follows, the Cash Option is subject to the following limitations:
Series of Preferred Stock	Maximum Aggregate Cash Per Series	Maximum Shares of Perferred Stock that Can Elect Cash Option Without Proration
Series D Preferred Stock	$3,200,000 (the “Maximum Series D Cash Amount”)	412,903 (the “Maximum Series D Cash Shares”)
Series F Preferred Stock	$6,400,000 (the “Maximum Series F Cash Amount”)	825,806 (the “Maximum Series F Cash Shares”)
Series G Preferred Stock	$8,200,000 (the “Maximum Series G Cash Amount”)	1,058,064 (the “Maximum Series G Cash Shares”)
Series H Preferred Stock	$5,000,000 (the “Maximum Series H Cash Amount”)	645,161 (the “Maximum Series H Cash Shares”)
Series I Preferred Stock	$7,200,000 (the “Maximum Series I Cash Amount”)	929,032 (the “Maximum Series I Cash Shares”)
As used herein, the Maximum Series D Cash Amount, the Maximum Series F Cash Amount, the Maximum Series G Cash Amount, the Maximum Series H Cash Amount and the Maximum Series I Cash Amount are collectively referred to as the “Maximum Aggregate Cash Per Series”, and the Maximum Series D Cash Shares, the Maximum Series F Cash Shares, the Maximum Series G Cash Shares, the Maximum Series H Cash Shares and the Maximum Series I Cash Shares are collectively referred to as the “Maximum Cash Shares”. A Preferred Holder who tenders his, her or its Preferred Stock for the Cash Option is not guaranteed to receive the cash consideration elected for each of the Preferred Holders’ shares. The total amount of cash available for all series of Preferred Stock is $30,000,000. Therefore, if the number of Preferred Holders of a series of Preferred Stock who select the Cash Option would result (but for the proration described in this sentence) in more than the Maximum Aggregate Cash Per Series being required to be paid by us, then the payment will be subject to allocation and proration procedures intended to ensure that, in the aggregate, across all series of Preferred Stock, no more than $30,000,000 in cash will be issued to Preferred Holders who validly tender and do not withdraw their shares of Preferred Stock. If the total Offer Consideration owed to Preferred Holders who elect the Cash Option is greater than the Maximum Aggregate Cash Per Series, which would occur if the holders of Preferred Stock for each series tender more than the Maximum Cash Shares for that series and elect the Cash Option, then the amount of cash received by each Preferred Holder will be prorated among the number of shares validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The Preferred Holder will instead receive shares of Common Stock for the portion of the cash consideration that they did not receive.
The cash that a Preferred Holder will receive upon tender may be adjusted according to the number of other Preferred Holders of the same series who elect the Cash Option. There is not a sufficient amount of cash in the Exchange Offers to fully provide the Cash Option to more than 17.1% of the Preferred Holders before pro rata adjustments would apply. If exactly 3,870,966 shares of Preferred Stock are exchanged for the Cash Option and exactly 18,718,427 shares of Preferred Stock are exchanged for the Stock Option, every Preferred Holder will receive the Consideration Option for each share of his, her or its Preferred Stock that the Preferred Holder selected.
For examples of Offer Consideration to be paid to each tendering Preferred Holder, see “The Exchange Offers and the Consent Solicitation—Exchange Offers Consideration Explanation and Examples.”
The Common Stock offered as part of the Exchange Offers when issued will be listed and traded on the NYSE under the symbol “AHT.”
As part of the Exchange Offers, the Company is soliciting the consent of the holders of each series of Preferred Stock to approve the Proposed Amendments. The Proposed Amendments must also be approved by the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting. Consent to the Proposed Amendments applicable to a series of Preferred Stock must be received from holders of at least 66 2/3% of the outstanding shares of that series of Preferred Stock for the Proposed Amendments to be effective and to effect the Exchange Offers. The proper tender of shares of Preferred Stock into the Exchange Offers will, without any further action, automatically constitute consent to the Proposed Amendments with respect to the shares tendered. We are holding a Special Meeting to obtain the approval of the holders of our Common Stock to the Proposed Amendments, as well as to approve the issuance of shares of Common Stock in the Exchange Offers, which will constitute more than 20% of the outstanding shares of the Company’s Common Stock and therefore will require approval of the holders of a majority of the Common Stock voted at the Special Meeting by the rules of the NYSE.
If approved by our holders of Common Stock and the requisite consent is received from the Preferred Holders of each series of Preferred Stock, the Proposed Amendments would amend the Charter as set forth in Annex A. For a discussion of the changes to the terms of the Preferred Stock that will come into effect if the Proposed Amendments are adopted, see “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions.” The following discussion of the changes to the Preferred Stock, and the discussion contained in “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions,” is a summary of the Proposed Amendments and is qualified in its entirety by reference to the amended text of the affected provisions of the Charter reflecting the Proposed Amendments set forth in Annex A.
We reserve the right to amend the Exchange Offer for any series of Preferred Stock or the Consent Solicitation, including the composition or amount of the Offer Consideration, for any reason. If we so amend any or all of the Exchange Offers or the Consent Solicitation, we will extend the impacted Exchange Offer(s) and the Consent Solicitation for a period of at least five business days, or any longer period of time, that we determine, in accordance with applicable law, depending upon the significance of the amendment, the manner of disclosure and the Expiration Dates of the impacted Exchange Offer(s).
Each of the Exchange Offers and the Consent Solicitation will expire at 5:00 p.m., New York City time, on October 9, 2020 (the “Expiration Date”), unless extended or terminated by us, in which case the term “Expiration Date” with respect to any Exchange Offer means the latest time and date on which the Exchange Offer and the Consent Solicitation for such series of Preferred Stock, as so extended, expires. See “The Exchange Offers and the Consent Solicitation—Extension, Termination and Amendment” and “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers.”
Tendering Preferred Holders will not be obligated to pay any brokerage commissions. Transfer taxes on the exchange of Preferred Stock pursuant to the Exchange Offers and the Consent Solicitation will be paid by or on behalf of the Company.
Our obligation to exchange the Offer Consideration for each series of Preferred Stock pursuant to the Exchange Offers and the Consent Solicitation is subject to a number of conditions referred to below under “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers.”
If by 5:00 p.m., New York City time, on October 9, 2020, or any later time to which the Expiration Date of any Exchange Offers and the Consent Solicitation have been extended, all of the conditions to the Consent Solicitation and the Exchange Offers for each series of Preferred Stock have not been satisfied or waived, we may elect to:
•
extend the Expiration Date for the Consent Solicitation and the Exchange Offers for any series of Preferred Stock for which the conditions are not satisfied or waived, and for some but not others, and retain all shares of Preferred Stock theretofore tendered until the expiration of the Consent Solicitation and the applicable Exchange Offers, as extended, subject to the right of a tendering stockholder to withdraw his, her or its Preferred Stock;

•
waive the unsatisfied conditions with respect to the Exchange Offers and the Consent Solicitation for any or all series of Preferred Stock, and for some but not others, and accept all Preferred Stock tendered pursuant to the Exchange Offers and the Consent Solicitation;

•
amend the terms of the Exchange Offer or Consent Solicitation for any or all series of Preferred Stock, and for some but not others, or modify the consideration to be paid by us pursuant to the Exchange Offers; or

•
terminate the Consent Solicitation and the Exchange Offers for any or all series of Preferred Stock for which the conditions are not satisfied or waived and exchange none of the Preferred Stock and return all tendered shares of Preferred Stock.

We will not accept for exchange any shares of Preferred Stock pursuant to the Exchange Offers and the Consent Solicitation until such time as the Registration Statement has become effective. See “The Exchange Offers and the Consent Solicitation—Exchange of Shares; Offer Consideration” and “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers—Effective Registration Statement.”
We also expect that the Consent Solicitation and the Exchange Offer for each series of Preferred Stock will close once all of the conditions applicable to each series of Preferred Stock have been satisfied (or waived) and after approval of the Proposed Amendments at the Special Meeting, assuming such approval is received. Thus, we expect to pay the Offer Consideration for the tendered Preferred Stock accepted for payment by the Company at the closing of the Exchange Offer for each series of Preferred Stock, which will occur within three business days of the Expiration Date for such Exchange Offer, assuming that the Proposed Amendments are approved at the Special Meeting and the other conditions to closing are met.
We expect to hold the Special Meeting at which the Proposed Amendments will be considered by the holders of Common Stock in advance of the Expiration Date at a time and date determined by the Board of Directors. The Special Meeting will not be delayed if the Expiration Date is extended.
If the Exchange Offers close, any shares of a series of Preferred Stock that are not tendered and accepted for exchange will be automatically converted into the right to receive the All Stock Remainder Consideration for that series of Preferred Stock. Holders of these rights will be able to receive their applicable share of the All Stock Remainder Consideration as soon as reasonably practicable after, but no sooner than 11 business days after and no later than 180 calendar days after, the closing of the Exchange Offers.
Consent Solicitation Provisions
As part of the Exchange Offers, the Company is soliciting consent to approve the Proposed Amendments. If approved by the holders of our Common Stock and consented to by the holders of the series of Preferred Stock, the Proposed Amendments would amend the Charter to modify the terms of the applicable series of Preferred Stock as follows:
1.
automatically reclassify and convert each share of Series D Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series D All Stock Remainder Consideration”) and eliminate the description of the Series D Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

2.
automatically reclassify and convert each share of Series F Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series F All Stock Remainder Consideration”) and eliminate the description of the Series F Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

3.
automatically reclassify and convert each share of Series G Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series G All Stock Remainder Consideration”) and eliminate the description of the Series G Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock;

4.
automatically reclassify and convert each share of Series H Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series H All Stock Remainder Consideration”) and eliminate the description of the Series H Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock; and

5.
automatically reclassify and convert each share of Series I Preferred Stock that remains outstanding after the Exchange Offer closes into 1.74 shares of our Common Stock (the “Series I All Stock Remainder Consideration”, together with the Series D All Stock Remainder Consideration, the Series F All Stock Remainder Consideration, the Series G All Stock Remainder Consideration and the Series H All Stock Remainder Consideration, the “All Stock Remainder Consideration”) and

eliminate the description of the Series I Preferred Stock from our Charter, restoring such shares to the status of undesignated shares of Preferred Stock.
If the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting vote to approve the Proposed Amendment as required by Maryland law, we will file Articles of Amendment with the SDAT reflecting approval by the holders of the Common Stock. However, the terms of the Articles of Amendment provide that the Proposed Amendment with respect to any series of Preferred Stock will only be effective when the holders of 66 2/3% of the outstanding shares of that series have tendered their shares in the Exchange Offer for that series of Preferred Stock and thereby consented to the Proposed Amendment and the shares have been accepted for purchase. The Board of Directors reserves the right not to make one or more of the Proposed Amendments effective, even if all Proposed Amendments are approved by the holders of our Common Stock and receive the requisite consent of the holders of our Preferred Stock. We must also obtain the approval of the holders of our Common Stock to issue shares of Common Stock in the Exchange Offers to the extent it constitutes more than 20% of the outstanding shares of the Company’s Common Stock. The rules of the NYSE requires the approval of the holders of a majority of the shares of Common Stock voted at the Special Meeting to approve the issuance.
After the completion of the Exchange Offers for all series of Preferred Stock and the filing of the Articles of Amendment, we would be allowed to declare and pay dividends on shares of Common Stock, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock, without paying or setting apart for payment any dividends on shares of any series of Preferred Stock. If the Exchange Offers for only some of the series of Preferred Stock are completed, all unpaid dividends on the remaining series of Preferred Stock will still remain due and payable, and must be paid prior to any payments of dividends or other distributions on our Common Stock.
Under Maryland law and the Charter, we need the holders of 66 2/3% of the Common Stock outstanding and entitled to vote to approve the Proposed Amendments. We are holding a special meeting of common stockholders to obtain such approval, as well as to approve the issuance of shares of Common Stock in the Exchange Offers, which will constitute more than 20% of the outstanding shares of the Company’s Common Stock and therefore will require approval of the holders of a majority of the outstanding Common Stock by the rules of the NYSE. In addition to approval by the holders of the Common Stock at the Special Meeting, the holders of each series of Preferred Stock voting as a class separate from the holders of each other series of Preferred Stock must also consent to the Proposed Amendments in order to effect the Proposed Amendments. Your consent to the Proposed Amendments will be accomplished by validly tendering (without later withdrawing) your shares of Preferred Stock. At any time before or after our shareholders approve the Proposed Amendments, the Board of Directors may determine that we will make less than all of the proposed modifications under the Proposed Amendments, extend the deadline for the consent by the Preferred Holders of the Proposed Amendments, change the date of the Special Meeting, change the terms of the Exchange Offers and the Consent Solicitation, or undertake a combination of the foregoing.
For more complete information, we urge you to review the terms of the Charter, including the articles supplementary, which are filed as exhibits to this Registration Statement, and the amended text of the affected provisions of our Charter, which is attached to this Prospectus/Consent Solicitation as Annex A.
Holders who validly tender (without later withdrawing) their shares of Preferred Stock on or prior to the Expiration Date will also be consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock for which they tendered their shares. Beneficial owners of Preferred Stock should instruct their bank, broker, dealer, custodian or other nominee to tender the shares of Preferred Stock and consent to the Proposed Amendments on such holders’ behalf. Holders of shares of Preferred Stock may not tender shares in the Exchange Offers and the Consent Solicitation without delivering their consent to the Proposed Amendment.
Preferred Holders who tender their shares of Preferred Stock through a bank, broker, dealer, custodian or other nominee may be charged a fee by their bank, broker, dealer, custodian or other nominee for doing so. Such holders should consult their bank, broker, dealer, custodian or other nominee to determine whether any charges will apply.
If each of the Exchange Offers and the Consent Solicitation are not earlier extended, amended or terminated and if all conditions to each of the Exchange Offers and the Consent Solicitation have either been satisfied or waived, promptly after the expiration of the Exchange Offers and the Consent Solicitation, the Articles of Amendment for each series for which approval is obtained will become effective. if we receive the requsite consents of the holders of that series of Preferred Stock. We will then file a Current Report on Form 8-K and issue a press release announcing that fact, and we will pay, from legally available funds, the cash to be paid in the Exchange Offers that have closed and issue the shares of Common Stock to be issued in the Exchange Offers that have closed, promptly after the expiration of such Exchange Offers and the Consent Solicitation (or, in the case of Preferred Stock tendered pursuant to the guaranteed delivery procedures, promptly after the third NYSE trading day following the Expiration Date).
Each of the Exchange Offers and the Consent Solicitation will expire at 5:00 p.m., New York City time, on October 9, 2020, unless extended or terminated by us, in which case the term “Expiration Date” with respect to any Exchange Offer means the latest time and date on which the Exchange Offer and the Consent Solicitation for such series of Preferred Stock, as so extended, expires.
If any of the Exchange Offers and the Consent Solicitation expire or terminate for a series of Preferred Stock without any shares of Preferred Stock of such series being validly tendered and not validly withdrawn being accepted for exchange by us following the expiration or termination of the Exchange Offers and the Consent Solicitation, you will continue to hold your shares of such series of Preferred Stock.
The Board of Directors has authorized and approved the Exchange Offers and the Consent Solicitation. None of the Board of Directors, our officers and employees, the Information Agent, the Exchange Agent or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares. You must make your own investment decision regarding the Exchange Offers and the Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the likely value of the Common Stock you may receive in the Exchange Offers and the Consent Solicitation, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.
Eligible for Termination of Registration under the Exchange Act
After the Exchange Offers and the Consent Solicitation, we anticipate that we will have fewer than three hundred Preferred Holders per series of Preferred Stock, and thus, each series of Preferred Stock will be eligible for termination of registration under Section 12(g)(4) of the Exchange Act.
Differences in Rights of Our Common Stock and Preferred Stock
Differences in the rights represented by our Common Stock and Preferred Stock are summarized below.
Voting Rights:
Common Stock:   One vote per share on all matters submitted to stockholders.
Preferred Stock:   No voting rights other than:
•
When dividends on the Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of Preferred Stock (voting together as a single class with all other equity securities of the Company ranking on a parity with the Preferred Stock as to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Company upon which like voting rights have been conferred and are exercisable) shall be entitled to elect a total of two additional directors to the Board of Directors until all dividends accumulated on the Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment;

•
When any action is to be taken to authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the outstanding Preferred Stock with respect to the payment of dividends or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company or to reclassify any authorized equity securities of the Company into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; and

•
When any action is to be taken to amend, alter or repeal the provisions of the Charter so as to materially and adversely affect any right, preference or voting power of the Preferred Stock.

Dividend Rights:
Common Stock:   The payment of dividends on our Common Stock is at the discretion of our Board of Directors. No dividends can be paid on any of our Common Stock until all unpaid dividends on our Preferred Stock are paid in full. We do not anticipate that any dividends will be declared or paid on shares of Common Stock in the foreseeable future.
Preferred Stock:   Dividends on the Preferred Stock are payable quarterly in cash when, as and if declared by the Board of Directors and accumulate at a rate of 8.45% per annum for the Series D Preferred Stock, 7.375% per annum for the Series F Preferred Stock, 7.375% per annum for the Series G Preferred Stock, 7.50% per annum for the Series H Preferred Stock and 7.50% per annum for the Series I Preferred Stock. The Company has not declared or paid dividends on the Preferred Stock since April 1, 2020. We do not anticipate that any dividends will be declared or paid on shares of Preferred Stock in the foreseeable future.

Optional Redemption:
Common Stock:   We do not have right to redeem Common Stock.
Series D Preferred Stock:   The Company, at its option, upon giving notice to the Preferred Holders, may redeem the Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption.
Series F Preferred Stock:   On or after July 15, 2021, the Company, at its option, upon giving notice to the Preferred Holders, may redeem the Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption.
Series G Preferred Stock:   On or after October 18, 2021, the Company, at its option, upon giving notice to the Preferred Holders, may redeem the Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption.
Series H Preferred Stock:   On or after August 25, 2022, the Company, at its option, upon giving notice to the Preferred Holders, may redeem the Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption.
Series I Preferred Stock:   On or after November 17, 2022, the Company, at its

option, upon giving notice to the Preferred Holders, may redeem the Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption.
Special Redemption:
Common Stock:   We do not have right to redeem Common Stock.
Series D Preferred Stock:   If at any time both (i) the Series D Preferred Stock is not listed on the NYSE, NYSE American or the NASDAQ Stock Market (“NASDAQ”) or listed on an exchange that is a successor to the NYSE, NYSE American or NASDAQ and (ii) the Company is no longer subject to the reporting requirements of the Exchange Act but the Series D Preferred Stock is still outstanding, then the Series D Preferred Stock will be redeemable at the Company’s option, in whole but not in part, within 90 days of the date upon which the shares cease to be listed or quoted and the Company ceases to be subject to the reporting requirements of the Exchange Act. In such event, the shares of Series D Preferred Stock will be redeemable for a cash redemption price of $25.00 per share plus accumulated, accrued and unpaid dividends, if any, to the redemption date.
Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock:   Upon the occurrence of a Change of Control, the Company may, at its option, redeem the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated, accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the date of the Change of Control, the Company has provided or provides notice of redemption with respect to the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock or Series I Preferred Stock (whether pursuant to its optional redemption right or its special optional redemption right), the holders of Series I Preferred Stock will no longer have a conversion right. A “Change of Control” has occurred when, after the original issuance of the series of Preferred Stock, the following has occurred and is continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in (i) above, neither the Company nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

Mandatory Redemption:	Common Stock: Holders have no right to require redemption. Preferred Stock: Holders have no right to require redemption.

Optional Conversion:
Common Stock:   Not convertible.
Series D Preferred Stock:   Not convertible.
Series F Preferred Stock:   Upon the occurrence of a Change of Control, each holder of Series F Preferred Stock will have the right, unless, prior to the date set forth in the notice of Change of Control provided in accordance with the Charter (the “Change of Control Conversion Date”), the Company has provided notice of its election to redeem the Series F Preferred Stock, to convert some or all of the Series F Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Company’s Common Stock per share of the Series F Preferred Stock to be converted equal to the lesser of: (a) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date for the Series F Stock and prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and (b) 0.968992, subject to certain adjustments.
Series G Preferred Stock:   Upon the occurrence of a Change of Control, each holder of Series G Preferred Stock will have the right, unless, prior to the Change of Control Conversion Date, the Company has provided notice of its election to redeem the Series G Preferred Stock, to convert some or all of the Series G Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Company’s Common Stock per share of the Series G Preferred Stock to be converted equal to the lesser of: (a) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date for the Series G Preferred Stock and prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and (b) 0.83333, subject to certain adjustments.
Series H Preferred Stock:   Upon the occurrence of a Change of Control, each holder of Series H Preferred Stock will have the right, unless, prior to the Change of Control Conversion Date, the Company has provided notice of its election to redeem the Series H Preferred Stock, to convert some or all of the Series H Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Company’s Common Stock per share of the Series H Preferred Stock to be converted equal to the lesser of: (a) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date for the Series H Preferred Stock and prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and (b) 0.825083, subject to certain adjustments.
Series I Preferred Stock:   Upon the occurrence of a Change of Control, each holder of Series I Preferred Stock will have the right, unless, prior to the Change of Control Conversion Date, the Company has provided notice of its election to redeem the Series I Preferred Stock, to convert some or all of the Series I Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Company’s Common Stock per share of the Series I Preferred Stock to be converted equal to the lesser of: (a) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date for the Series I Preferred Stock and prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and (b) 0.806452, subject to certain adjustments.
Forced Conversion:
Common Stock:   We have no right to force conversion of Common Stock into another security.
Preferred Stock:   We have no right to force a conversion of the Preferred Stock into another security, except by amending the terms of the Articles Supplementary for a series of Preferred Stock with the consent of the holders of two-thirds of the outstanding Preferred Stock in such series (if the changes are adverse to the holders of the Preferred Stock) and subject to the approval of the holders of two-thirds of the outstanding Common Stock.

Liquidation:
Common Stock:   Distributions only made to holders of Common Stock if liquidation preferences of preferred stock are satisfied.
Preferred Stock:   Preferred Holders are entitled to receive out of the assets of the Company available for distribution to stockholders an amount equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to the date of payment (whether or not declared) before any distribution of assets is made to holders of Common Stock and any other shares of equity securities of the Company that rank junior to the Preferred Stock as to liquidation rights.

Exchange Offers Consideration Explanation and Examples
As described above, a Preferred Holder who tenders his, her or its Preferred Stock is not guaranteed to receive the Consideration Option elected for each of the Preferred Holders shares. The total amount of cash available for each series is the Maximum Aggregate Cash Per Series, or $30,000,000 for all series of Preferred Stock. Therefore, if the number of Preferred Holders of a series of Preferred Stock who select the Cash Option would result (but for the proration described in this sentence) in more than the Maximum Aggregate Cash Per Series being required to be paid by us, then the payment will be subject to allocation and proration procedures intended to ensure that, in the aggregate, across all series of Preferred Stock, no more than $30,000,000 in cash will be issued to Preferred Holders who validly tender and do not withdraw their shares of Preferred Stock. If the total Offer Consideration owed to Preferred Holders who elect the Cash Option is greater than the Maximum Aggregate Cash Per Series, which would occur if the holders of Preferred Stock for each series tender more than the Maximum Cash Shares for that series and elect the Cash Option, or, in the aggregate, more than 3,870,966 shares of Preferred Stock, the amount of cash received by each Preferred Holder will be prorated among the number of shares validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The Preferred Holder will instead receive shares of Common Stock for the portion of the cash consideration that they did not receive.

The chart below provides an example of how the proration is calculated:
Series of Preferred Stock	Amount of Preferred Shares Tendered for Cash Option	Cash Owed	Exceeds Maximum Aggregate Cash Per Series?	Proration Factor	Amount of Common Stock Issued	Amount of Cash Issued
Series D Preferred Stock	100	$775	No	n/a	0	$775
Series F Preferred Stock	100,000	$775,000	No	n/a	0	$775,000
Series G Preferred Stock	200,000	$1,550,000	No	n/a	0	$1,550,000
Series H Preferred Stock	1,000,000	$7,750,000	Yes	0.645	1,980,002	$4,999,998
Series I Preferred Stock	1,500,000	$11,625,000	Yes	0.619	3,186,001	$7,199,998
Fractional Shares
Fractional shares of our Common Stock will not be distributed in the Exchange Offers. Instead, you will receive cash in lieu of a fractional share. The Exchange Agent, acting as agent for the Preferred Holders who are otherwise entitled to receive a fractional share of our Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those Preferred Holders. Any proceeds that the Exchange Agent realizes from the sale will be distributed, less any brokerage commissions or other fees, to each Preferred Holder entitled thereto in accordance with such Preferred Holders proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Common Stock. As a result, Preferred Holders may not receive fractional share proceeds at the same time they receive shares of our Common Stock pursuant to the Stock Option.
None of the Company, the Exchange Agent, the Dealer Manager or any other person will guarantee any minimum proceeds from the sale of fractional shares of our Common Stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a shareholder who receives cash in lieu of a fractional share of our Common Stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received is greater or less than the tax basis allocated to the fractional share. You are urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences” and to consult your own tax advisor regarding the consequences to you of the exchange offer.
Partial Tenders
You must validly tender all shares that you own in a series of Preferred Stock. Your valid tender of your shares will also constitute your consent to the Proposed Amendments in order to participate in the Exchange Offers and the Consent Solicitation. No partial tenders within a series of Preferred Stock will be accepted. If you own more than one series of Preferred Stock, you can tender all shares that you own in one series of Preferred Stock without tendering all of the shares that you own in another series of Preferred Stock.
Extension, Termination and Amendment
We expressly reserve the right, in our sole discretion, at any time on or prior to the Expiration Date, to extend the period of time during which the Exchange Offers and the Consent Solicitation are to remain open for any or all series of Preferred Stock by giving written notice of such extension to the holders of Preferred Stock for the series we elect to extend. There can be no assurance that we will exercise our rights to extend the Expiration Date and the Exchange Offers for any or all series of Preferred Stock and the Consent Solicitation.
If we amend the terms of the Exchange Offers for any or all of the series of Preferred Stock in a manner we determine constitutes a material change, we will promptly disclose the amendment in an amendment to this Registration Statement or in a prospectus supplement. In the event of a material change the Exchange Offers for any or all of the series of Preferred Stock, including the waiver of a material condition to such Exchange Offers, we will extend the Expiration Date of the impacted Exchange Offers, if necessary, so that a period of at least five business days remains in the Exchange Offers following notice of the material change or, for such longer period of time, that we determine, in accordance with applicable law, depending upon the significance of the amendment, the manner of disclosure and the Expiration Date(s) of the impacted Exchange Offer(s). During any such extension, all shares of Preferred Stock previously tendered and not withdrawn will remain subject to the Exchange Offers and the Consent Solicitation, subject to the right of a tendering stockholder to withdraw his, her or its Preferred Stock. See “The Exchange Offers and the Consent Solicitation—Withdrawal Rights.”
We reserve the right to amend or terminate the Exchange Offers and the Consent Solicitation and not exchange or accept for exchange any Preferred Stock not theretofore exchanged, or accepted for exchange, upon the failure of any of the conditions of the Exchange Offers and the Consent Solicitation to be satisfied or waived on or before the Expiration Date. Any such extension, termination, amendment or delay will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make such public announcement, we will not, unless otherwise required by rules of the SEC, have any obligation to make any such public announcement other than by making a release through PR Newswire.
If, prior to the Expiration Date, we increase the consideration offered to holders of a series of Preferred Stock, such increase will be applicable to all Preferred Holders of such series whose shares of Preferred Stock are accepted for exchange pursuant to the Exchange Offer, and, if at the time notice of such increase is first published, sent or given to Preferred Holders, the Exchange Offer for the series of Preferred Stock and the Consent Solicitation are scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Exchange Offer for the series of Preferred Stock and the Consent Solicitation will be extended until the expiration of such period of ten business days. For purposes of the Exchange Offers and the Consent Solicitation, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:00 midnight through 11:59 p.m., Eastern Time.
Exchange of Shares; Offer Consideration
As soon as practicable after tender, but no later than two business days after the Expiration Date, the holders of any tendered Preferred Stock that the Company deems not accepted for payment, whether for improper tender procedure or otherwise, will be notified. All Preferred Stock for which such notification is not provided within two business days after the Expiration Date will be deemed accepted for payment, subject only to the closing conditions of the Exchange Offers, including stockholder approval of the Proposed Amendments.
If any tendered shares of a series of Preferred Stock are not accepted for exchange pursuant to the terms and conditions of the Exchange Offers and the Consent Solicitation for any reason, certificates for such unexchanged Preferred Stock will be returned to the tendering stockholder promptly following the Expiration Date.
Upon the terms and subject to the conditions of the Exchange Offers, the exchange of the outstanding shares of Preferred Stock validly tendered, accepted for payment and not withdrawn will be made at the closing of the Exchange Offers for each series of Preferred Stock. The closing of each of the Exchange Offers is expected to occur within three business days of the Expiration Date for the Exchange Offer of each series of Preferred Stock. Delivery of the Offer Consideration in exchange for the Preferred Stock pursuant to the Exchange Offers and the Consent Solicitation will be made by us at the closing of the Exchange Offer for each series of Preferred Stock. Under no circumstances will interest be paid by us by reason of any delay in making such exchange.
Consequences for Failure to Participate
If the Exchange Offers for all or some of the series of Preferred Stock close, all shares of Preferred Stock that are not tendered in the Exchange Offers that close will be automatically converted into the right to receive the All Stock Remainder Consideration applicable to that series of Preferred Stock. The All Stock Remainder Consideration will be delivered to the applicable non-tendering former Preferred Holders as soon as reasonably practical after, but no sooner than 11 business days after and no later than 180 calendar days after, the closing of the Exchange Offers. Each Exchange Offer will not be consummated unless, among other things, at least 66 2/3% of the Preferred Holders of such series of Preferred Stock participate in the Exchange Offer.
If holders of at least 66 2/3% of each series of Preferred Stock do not participate and the Company is not able to complete the Exchange Offers and the Consent Solicitation, there will be significant adverse consequences to the Company. If we are not able to complete the Exchange Offers and the Consent Solicitation and improve our near-term liquidity, we will consider other restructuring alternatives available to us at that time. Those alternatives may include, but are not limited to, (i) the transfer of certain of our assets to our lenders to fulfill our obligations, (ii) the sale of profitable assets, (iii) a corporate restructuring and recapitalization, which could include (a) a distribution or spin-off of profitable assets, (b) alternative offers to exchange our outstanding securities and debt obligations, (c) the incurrence of additional debt and (d) obtaining additional equity capital on terms that may be onerous or highly dilutive, (iv) joint ventures or (v) seeking relief through the commencement of a Chapter 11 proceeding or otherwise under the U.S. Bankruptcy Code, including (a) pursuing a plan of reorganization that we would seek to confirm (or “cram down”) despite any class of creditors who reject or are deemed to have rejected such plan, (b) seeking bankruptcy court approval for the sale of some, most or all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and subsequent liquidation of the remaining assets in the bankruptcy case or (c) seeking another form of bankruptcy relief, all of which would involve uncertainties, potential delays and litigation risks.
Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. There can be no assurance that any such alternative will be pursued or accomplished. We may not be able to engage in any of these activities or engage in any of these activities on desirable terms, which could result in a default on our debt obligations. Any such alternative could be on terms that are less favorable to the Preferred Holders than the terms of the Exchange Offers and the Consent Solicitation, and Preferred Holders could receive little or no consideration for their shares of Preferred Stock. Moreover, in any such alternative there can be no assurance that Preferred Holders will be offered the right to exchange their Preferred Stock or would be entitled to a vote in respect of any such alternative.
Under our advisory agreement, a sale or disposition of hotels—for example, in sales, foreclosures or other dispositions—would constitute a “change of control” under our advisory agreement with our advisor Ashford Inc., enabling our advisor to terminate the advisory agreement, if such dispositions collectively constitute either (1) 20% of the gross book value of the Company’s assets in any calendar year or (2) 30% of the gross book value of the Company’s assets over any three-year period. In that event, we would be required to pay a termination fee equal to: (i) 1.1 multiplied by the greater of (a) 12 times the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; (b) the earnings multiple (calculated as our advisor’s total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor’s most recently reported adjusted EBITDA) for our advisor’s common stock for the 12 month period preceding the termination date of the advisory agreement multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; or (c) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor’s adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; plus (ii) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (i) and (ii) shall equal the amount described in (i). In the event we become obligated to pay the termination fee, it is very likely we will not have the financial resources to be able to do so. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to advisor—including amounts we would owe to the advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable.
For a more complete description of the risks relating to our failure to complete the Exchange Offers, see “Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitation.”

Procedure for Tendering Shares
In order to participate in the Exchange Offers and the Consent Solicitation, you must validly tender (and not validly withdraw) your shares of Preferred Stock to the Exchange Agent as further described below. If you are a beneficial owner of Preferred Stock, it is your responsibility to request that your bank, broker, dealer, custodian or other nominee validly tender your shares of Preferred Stock. If you hold shares directly through DTC, then you may tender your shares of Preferred Stock by transferring them through DTC’s ATOP. There is no letter of transmittal for the Exchange Offers. The tender of shares of Preferred Stock pursuant to the Exchange Offers and the Consent Solicitation in accordance with the procedures described below will be automatically deemed to constitute a delivery of a consent to the Proposed Amendments. Preferred Holders who tender their shares of Preferred Stock pursuant to the Exchange Offers are obligated to deliver their consents to the Proposed Amendments. Preferred Holders may not deliver consents without tendering their shares of Preferred Stock pursuant to the Exchange Offers.
Any beneficial owner of Preferred Stock who wishes to tender shares of Preferred Stock should contact their bank, broker, dealer, custodian or other nominee custodian promptly and instruct such entity to tender the shares of Preferred Stock on such holder’s behalf. A bank, broker, dealer, custodian or other nominee cannot tender shares of Preferred Stock on behalf of a Preferred Holder without such Preferred Holder’s instructions.
Preferred Holders should be aware that their bank, broker, dealer, custodian or other nominee may have deadlines earlier than the Expiration Date (or early tender date, as the case may be) to be advised of the action that you may wish for them to take with respect to your shares of Preferred Stock and, accordingly, such Preferred Holders are urged to contact any bank, broker, dealer, custodian or other nominee through which they hold their shares of Preferred Stock as soon as possible in order to learn of the applicable deadlines of such entities.
You will not be required to pay any fees or commissions to the Company, the Dealer Managers, the Exchange Agent or the Information Agent in connection with the Exchange Offers and Consent Solicitations. The bank, broker, dealer, custodian or other nominee that tenders your shares of Preferred Stock on your behalf, may charge you for doing so. You should consult with them to determine whether any charges will apply.
We have not provided guaranteed delivery procedures in connection with the Exchange Offers. Holders must timely tender their shares of Preferred Stock in accordance with the procedures set forth in this Prospectus/Consent Solicitation.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Preferred Stock will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the right to reject any or all tenders determined by us not to be in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. We also reserve the right to waive, on or prior to the Expiration Date, any of the conditions of the Exchange Offers and the Consent Solicitation which we are legally permitted to waive (other than the effectiveness of the Registration Statement) or any defect or irregularity in the tender of any shares of Preferred Stock. No tender of Preferred Stock will be deemed to have been validly made until all defects and irregularities have been cured or waived. Our interpretation of the terms and conditions of the Exchange Offers and the Consent Solicitation will be final and binding. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of Preferred Stock or will incur any liability for failure to give any such notification.
A tender of shares of Preferred Stock pursuant to the procedures described above will constitute a binding agreement between the tendering Preferred Holder and Company upon the terms and subject to the conditions of the Exchange Offers and the Consent Solicitation.
Procedures for Tendering Shares of Preferred Stock through ATOP
DTC participants may electronically transmit their acceptance of the Exchange Offers through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the Exchange Offers, and send an Agent’s Message to the Exchange Agent for its acceptance.

An “Agent’s Message” is a message transmitted by DTC, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the DTC participant described in such Agent’s Message, stating (a) the number of shares of Preferred Stock that have been tendered or deposited by such participant, (b) that such participant has received this Prospectus/Consent Solicitation and agrees to be bound by the terms of the Exchange Offers and Consent Solicitation, as applicable, as described in this Prospectus/Consent Solicitation and (c) that we may enforce such agreement against such participant.
If a Preferred Holder transmits its acceptance through ATOP, delivery of such tendered shares of Preferred Stock must be made to the Exchange Agent. Unless the Preferred Holder delivers the shares of Preferred Stock being tendered to the Exchange Agent, the Company may, at its option, treat such tender as defective for purposes of delivery of acceptance for exchange, and for the right to receive Offer Consideration. Delivery of documents to DTC does not constitute delivery to the Exchange Agent. If you desire to tender your shares of Preferred Stock on the day the Expiration Date occurs, you must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date. The Company will have the right, which may be waived, to reject the defective tender of your shares of Preferred Stock as invalid and ineffective.
Any tender through ATOP must comply with the deadlines and requirements in this Prospectus/Consent Solicitation, as it may be supplemented or amended by the Company. Holders whose shares of Preferred Stock are held by DTC should be aware that DTC may have deadlines earlier, but no later, than the Expiration Date for DTC to be advised of the action that you may wish for DTC to take with respect to your shares of Preferred Stock and, accordingly, such holders are urged to contact DTC as soon as possible in order to learn of DTC’s applicable deadlines.
Tenders made in compliance with procedures or instructions that are inconsistent with those stated in this Prospectus/Consent Solicitation, regardless of who provides such procedures or instructions, will not be deemed valid tenders (unless we waive such compliance in our sole discretion).
Withdrawal Rights
Shares of Preferred Stock tendered pursuant to the Exchange Offers and the Consent Solicitation may be withdrawn at any time prior to the Expiration Date for the applicable series of Preferred Stock, which is October 9, 2020, unless extended, and if the shares of Preferred Stock have not been accepted for payment, after the expiration of 40 business days from the commencement of the Exchange Offers.
Shares of Preferred Stock may only be withdrawn from the Exchange Offers if the applicable Preferred Holder also validly withdraws their tender of all other shares of the same series of Preferred Stock tendered by such Preferred Holder pursuant to the Exchange Offers. Any shares of Preferred Stock tendered prior to the Expiration Date and that are not validly withdrawn prior to the Expiration Date may not be withdrawn thereafter, except in the limited circumstances where additional withdrawal rights are required by law.
If you are a beneficial owner of shares of Preferred Stock that are held by or registered in the name of a bank, broker, dealer, custodian or other nominee, and you wish to withdraw your shares from the Exchange Offers, you must promptly contact your bank, broker, dealer, custodian, commercial bank, trust company or other nominee prior to the Expiration Date to instruct it to withdraw your shares of Preferred Stock. Shares of Preferred Stock tendered pursuant to the Exchange Offers and the Consent Solicitation may be withdrawn at any time prior to the Expiration Date, and if the shares of Preferred Stock have not been accepted for payment, after the expiration of 40 business days from the commencement of the Exchange Offers. You are urged to instruct your bank, broker, dealer, custodian or other nominee as soon as possible in order to determine the times by which you must take action in order to withdraw your shares from the Exchange Offers. If you hold shares directly through DTC, then you may withdraw your shares of Preferred Stock through DTC’s ATOP. Withdrawals not received by the Exchange Agent prior to the Expiration Date or as described above will be disregarded and have no effect.
For a withdrawal of a tender of shares of Preferred Stock to be effective, the transmission notice of withdrawal of shares of Preferred Stock must be effected prior to the Expiration Date by a properly transmitted “Request Message” through ATOP. Any such notice of withdrawal must (a) specify the name of the participant in DTC whose name appears on the security position listing as the owner of such shares of Preferred Stock, (b) include a statement that the holder is withdrawing its election to have its shares of Preferred Stock exchanged and contain the description of the shares of Preferred Stock to be withdrawn, (c) be signed by such participant in the same manner as the DTC participant’s name is listed in the applicable Agent’s Message.
Withdrawal of tenders of shares of Preferred Stock may not be rescinded, and any shares of Preferred Stock validly withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offers. Withdrawal of shares of Preferred Stock can only be accomplished in accordance with the foregoing procedures. Withdrawn shares of Preferred Stock may be re-tendered by following one of the procedures described under “The Exchange Offers and the Consent Solicitation—Procedure for Tendering Shares” at any time prior to the Expiration Date.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender will be determined by the Company, whose determination will be final and binding. The Company reserves the right to waive defects with respect to any attempted withdrawal of shares of Preferred Stock, and any such waivers will relate only to particular shares of Preferred Stock unless the Company expressly provides otherwise. None of the Company, the Exchange Agent, the Information Agent, the Dealer Managers or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.
Conditions of the Exchange Offers
Our obligation to accept Preferred Stock pursuant to the Exchange Offer for each series of Preferred Stock is subject to a number of conditions, which are described below:
Effective registration statement:   The Exchange Offer for each series of Preferred Stock is conditioned upon the Registration Statement, of which this Prospectus/Consent Solicitation is a part, becoming effective. This is a non-waivable condition of the Exchange Offers and the Consent Solicitation.
Consent of Preferred Holders to the Proposed Amendments.   The Exchange Offer for each series of Preferred Stock is conditioned upon the consent to the Proposed Amendments by the holders of at least 66 2/3% of the outstanding Preferred Stock for such series.
Approval of the Proposed Amendments by Holders of Common Stock.   The Exchange Offer for each series of Preferred Stock is conditioned upon the approval of the Proposed Amendments by the holders of 66 2/3% of the Common Stock outstanding and entitled to vote at the Special Meeting.
Approval of the Issuance of More than 20% of Our Common Stock.   The Exchange Offer for each series of Preferred Stock is conditioned upon the approval of the issuance of shares of Common Stock in each of the Exchange Offers, which, in the aggregate, will constitute more than 20% of the outstanding shares of the Company’s Common Stock and may constitute a change of control under the rules of the NYSE, by the holders of a majority of the Common Stock voting at the Special Meeting.
Individual Series Minimum Condition.   The Exchange Offer for each series of Preferred Stock is conditioned upon the participation of the holders of at least 66 2/3% of the outstanding Preferred Stock for such series (each, an “Individual Series Minimum Condition”). Thus, for the Exchange Offer to close for a series of Preferred Stock, the holders of at least 66 2/3% of the outstanding Preferred Stock for a series must validly tender their Preferred Stock. The Exchange Offer for each series of Preferred Stock is not conditioned upon the participation of any minimum amount of holders of any other series of Preferred Stock.
Financing Condition.   The Exchange Offer for each series of Preferred Stock is conditioned on our ability to issue or sell securities or enter into an alternative capital raising transaction pursuant to which not less than $30,000,000 is raised on terms reasonably satisfactory to the Company in our sole discretion (the “Financing Condition”), including the Board of Directors’ determination that the proceeds of the Financing Transaction can be lawfully used to fund the Cash Options.
In addition, we will not be required to accept for exchange or, subject to any applicable rules or regulations of the SEC, exchange any Preferred Stock tendered for exchange and may postpone the acceptance for exchange of any Preferred Stock tendered for exchange, and may terminate or amend the Exchange Offers and the Consent Solicitation as provided in this document if at any time on or after the date of this Exchange Offers and the Consent Solicitation and before the Expiration Date, any of the following conditions have occurred:
An Adverse Proceeding.   There shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offers for each series of Preferred Stock or the Consent Solicitation that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects.
A Material Adverse Development in Proceedings.   There shall have occurred any material adverse development, in our reasonable judgment, with respect to any action or proceeding concerning us.
An Adverse Order or Law.   An order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued or promulgated by any court or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offers for each series of Preferred Stock or the Consent Solicitation that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects.
A Suspension of Trading, the Commencement of Hostilities, or Other Serious Event.   There shall have occurred:
•
any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets;

•
any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Industrial Average or the S&P 500 from the closing level established as of the close of trading on the trading day immediately prior to the commencement of the exchange offer;

•
any material adverse change in the trading price of the Preferred Stock or the Common Stock or in the U.S. securities or financial markets;

•
a material impairment in the trading market for securities;

•
a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•
any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions;

•
a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States;

•
any imposition of a general suspension or limitation of trading on the NYSE; or

•
in the case of any of the foregoing that exist on the date of this document, a material acceleration or worsening of such event.

The foregoing conditions are for our sole benefit and may be asserted by us on or before the Expiration Date regardless of the circumstances giving rise to any such conditions or may be waived on or before the Expiration Date by us in whole or in part, except to the extent that any such conditions arise out of any action or inaction by us or any of our affiliates. The failure by us to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed a continuing right which may be asserted at any time and from time to time on or before the Expiration Date.
Waiver of Conditions
We reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive on or before the Expiration Date any of the conditions of the Exchange Offers, for any or all series of Preferred Stock, other than the condition regarding the effectiveness of the Registration Statement.

If any of the waivable conditions are not satisfied prior to the Expiration Date for any or all series of Preferred Stock, we may, subject to applicable law:
•
terminate the Exchange Offers and the Consent Solicitation for any or all series of Preferred Stock for which the conditions are not satisfied or waived and exchange none of the Preferred Stock tendered and return all shares of Preferred Stock to tendering holders;

•
extend the Expiration Date for the Exchange Offers and the Consent Solicitation for any series of Preferred Stock for which the conditions are not satisfied or waived, and for some but not others, and retain all shares of Preferred Stock theretofore tendered until the extended Expiration Date;

•
amend the terms of the Exchange Offers or Consent Solicitation for any or all series of Preferred Stock, and for some but not others, or modify the consideration to be paid by us pursuant to the Exchange Offers; or

•
waive the unsatisfied conditions with respect to the Exchange Offers and the Consent Solicitation for any or all series of Preferred Stock, and for some but not others, and accept all Preferred Stock tendered pursuant to the Exchange Offers and the Consent Solicitation.

If we elect to amend any of the material terms of any Exchange Offer or we elect to waive any unsatisfied conditions with regards to any Exchange Offer, we will extend the impacted Exchange Offer(s) and the Consent Solicitation for a period of at least five business days, or any longer period of time, that we determine, in accordance with applicable law, depending upon the significance of the amendment, the manner of disclosure and the Expiration Date(s) of the impacted Exchange Offer(s).
Source of Funds
We expect to fund the Cash Option in the Exchange Offers with the capital we raise by issuing or selling securities (that may be convertible into Common Stock) in a public or private offering, or by entering into an alternative capital raising transaction, which may include the potential issuance of convertible preferred debt, a potential real estate joint venture in which a third party would pay us cash for an interest in a to-be-formed joint venture holding some of our hotels or financing arrangements secured through government programs.
The terms of the Financing Transaction undertaken by the Company will be determined by market conditions and other factors at the time of any such transaction, including the Board of Director’s determination that the proceeds of the Financing Transaction can lawfully be used to fund the Cash Option. We expect to fund the exchange of all shares of Preferred Stock that are tendered for the Cash Option by using funds provided by the Financing Transaction.
No assurances can be given that we will in fact complete the Financing Transaction. Consummation of the Exchange Offers is contingent upon, among other things, the Financing Condition. See “The Exchange Offers and the Consent Solicitation—Conditions of the Exchange Offers.” We reserve the right to determine for any reason not to raise capital to fund the Cash Options. We therefore reserve the right to terminate or amend the Exchange Offers if we determine not to raise additional capital or are unable to do so.
Fees and Expenses
The Company will pay all fees and expenses related to the Exchange Offers and the Consent Solicitation, including any fee or commission payable to the Dealer Manager and any fees or expenses related to soliciting tenders into the Exchange Offers.
The Company has not made any provision to grant unaffiliated security holders of the Company access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.
Retail Processing Fee
With respect to any tender in an amount up to 10,000 shares per series of Preferred Stock that is accepted in the Exchange Offers from any eligible soliciting dealer, we will pay to the relevant eligible soliciting dealer a fee (the “Retail Processing Fee”) equal to $0.125 per $25 of the principal amount of such shares of Preferred Stock validly tendered and accepted for purchase.
In order to be eligible to receive the Retail Processing Fee, any soliciting dealer must properly complete a retail processing form and deliver it electronically to the Information Agent on or prior to the applicable Expiration Date.
We will, in our sole discretion, determine whether a soliciting dealer has satisfied the criteria for receiving a Retail Processing Fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders). We reserve the right to audit any soliciting dealer to confirm bona fide submission of the soliciting dealer form.
Other than the foregoing, no fees or commissions have been or will be paid by us to any broker, dealer or other person, other than the Dealer Manager, the Information Agent and the Exchange Agent, in connection with the Exchange Offers.
Recommendations of the Directors, Executive Officers and Affiliates
None of the directors, executive officers or affiliates of the Company have made any recommendations in support of or opposed to participation in the Exchange Offers.
Appraisal Rights and the Right to Petition for Fair Value
The Preferred Holders will not have appraisal rights, or any contract right to petition for fair value, in connection with the Exchange Offers and the Consent Solicitation. The Company will not independently provide such a right. Under Section 3-202(a)(4) of the MGCL, stockholders generally have the right to petition for fair value when the charter is amended in a way that substantially affects the stockholders’ rights and alters the contract rights as expressly set forth in the charter. However, Section 3-202(a)(4) of the MGCL provides an exception from this general rule for when the charter reserves the power to amend the charter to alter contract rights. Article XI of the Company’s current Charter expressly reserves the power to amend the Charter to alter the contract rights of existing stockholders, including amendments that are substantially adverse to stockholder rights.
Exchange Agent
We have engaged Computershare Trust Company, N.A. to act as the Exchange Agent for the Exchange Offers and the Consent Solicitation.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2020 (in thousands):
•
on an actual basis;

•
on an as adjusted basis to give effect to the Exchange Offers (assuming 17.1% of the outstanding shares of Preferred Stock (3,870,966 shares) are each exchanged for $7.75 in cash and the remaining 82.9% of the outstanding Preferred Stock (18,718,427 shares) are each exchanged for 5.58 shares of Common Stock); and

•
on an as adjusted basis to give effect to the Exchange Offers (assuming 100% of the outstanding shares of Preferred Stock (22,589,393 shares) are each exchanged for 5.58 shares of Common Stock); and

The Common Stock value on September 8, 2020 was assumed in determining the difference between the fair value of the consideration transferred to the holders of the Preferred Stock and the carrying amount of the Preferred Stock to calculate a return to (from) the Preferred Holders.
You should read this information together with our financial statements and the notes to those statements appearing elsewhere in this Prospectus/Consent Solicitation.
	Actual	As Adjusted Cash	As Adjusted − Common Stock
Series D Preferred Stock ($25 liquidating preference per share, 2,389,393, 0 and 0 shares, issued and outstanding)	$24	$—	$—
Series F Preferred Stock ($25 liquidating preference per share, 4,800,000, 0 and 0 shares, issued and outstanding)	48	—	—
Series G Preferred Stock ($25 liquidating preference per share, 6,200,000, 0 and 0 shares, issued and outstanding)	62	—	—
Series H Preferred Stock ($25 liquidating preference per share, 3,800,000, 0 and 0 shares, issued and outstanding)	38	—	—
Series I Preferred Stock ($25 liquidating preference per share, 5,400,000, 0 and 0 shares, issued and outstanding)	54	—	—
Common stock, 10,475,085, 114,923,905 and 136,523,898 issued and outstanding	105	1,149	1,365
Additional paid-in capital	1,829,935	1,799,117	1,828,901
Accumulated deficit	(1,868,968)	(1,868,968)	(1,868,968)
Total stockholders’ equity (deficit) of the Company	(38,702)	(68,702)	(38,702)
Noncontrolling interest in consolidated entities	336	336	336
Total equity (deficit)	$(38,366)	$(68,366)	$(38,366)

MARKET PRICE FOR THE COMMON STOCK AND PREFERRED STOCK
Common Stock
In August 2003, our registration statement for our initial public offering of Common Stock became effective and our Common Stock shares commenced trading on the NYSE under the symbol “AHT.” There were approximately 493 holders of record of Common Stock as of September 8, 2020.
The table below sets forth, for the periods indicated, the high and low sales prices of our Common Stock as reported by the NYSE. These per share sales prices have been adjusted to give effect to the Company’s 1-for-10 reverse stock split of the Common Stock, effective as of July 15, 2020.
2018	High	Low
First Quarter	$69.70	$54.20
Second Quarter	81.20	63.10
Third Quarter	86.60	60.70
Fourth Quarter	64.00	38.50
Full Year	86.60	38.50
2019	High	Low
First Quarter	$56.60	$39.10
Second Quarter	58.90	27.70
Third Quarter	34.80	23.30
Fourth Quarter	33.60	25.30
Full Year	58.90	23.30
2020	High	Low
First Quarter	$28.40	$4.70
Second Quarter	18.80	5.50
On September 8, 2020, the closing price of our Common Stock as traded on the NYSE was $2.93 per share.
Series D Preferred Stock
In April 2007, our registration statement for our initial public offering of the Series D Preferred Stock, became effective, and the Series D Preferred Stock commenced trading on the NYSE under the symbol “AHTprD.” There was one holder of record of Series D Preferred Stock as of September 4, 2020.
The table below sets forth, for the periods indicated, the high and low sales prices of our Series D Preferred Stock as reported by the NYSE.
2018	High	Low
First Quarter	$25.76	$25.06
Second Quarter	26.17	25.14
Third Quarter	26.32	25.51
Fourth Quarter	25.98	23.58
Full Year	26.32	25.06

2019	High	Low
First Quarter	$25.80	$23.49
Second Quarter	25.95	24.88
Third Quarter	25.20	20.00
Fourth Quarter	25.70	24.17
Full Year	25.95	20.00
2020	High	Low
First Quarter	$25.90	$3.50
Second Quarter	18.50	5.10
On September 8, 2020, the closing price of our Series D Preferred Stock as traded on the NYSE was $5.10 per share.
Series F Preferred Stock
In July 2016, our registration statement for our initial public offering of the Series F Preferred Stock, became effective, and the Series F Preferred Stock commenced trading on the NYSE under the symbol “AHTprF.” There was one holder of record of Series F Preferred Stock as of September 4, 2020.
The table below sets forth, for the periods indicated, the high and low sales prices of our Series F Preferred Stock as reported by the NYSE.
2018	High	Low
First Quarter	$25.43	$22.21
Second Quarter	24.79	22.56
Third Quarter	24.48	23.54
Fourth Quarter	24.17	18.41
Full Year	25.43	18.41
2019	High	Low
First Quarter	$23.46	$18.60
Second Quarter	24.05	21.63
Third Quarter	22.17	17.76
Fourth Quarter	22.16	21.11
Full Year	24.05	17.76
2020	High	Low
First Quarter	$23.65	$2.63
Second Quarter	12.64	3.40
On September 8, 2020, the closing price of our Series F Preferred Stock as traded on the NYSE was $4.22 per share.
Series G Preferred Stock
In October 2016, our registration statement for our initial public offering of the Series G Preferred Stock, became effective, and the Series G Preferred Stock commenced trading on the NYSE under the symbol “AHTprG.” There was one holder of record of Series G Preferred Stock as of September 4, 2020.

The table below sets forth, for the periods indicated, the high and low sales prices of our Series G Preferred Stock as reported by the NYSE.
2018	High	Low
First Quarter	$25.17	$22.23
Second Quarter	24.02	22.41
Third Quarter	24.45	23.50
Fourth Quarter	24.15	17.60
Full Year	25.17	17.60
2019	High	Low
First Quarter	$23.37	$19.00
Second Quarter	23.38	21.25
Third Quarter	21.73	17.90
Fourth Quarter	21.57	20.86
Full Year	23.38	17.90
2020	High	Low
First Quarter	$22.50	$2.60
Second Quarter	13.00	3.25
On September 8, 2020, the closing price of our Series G Preferred Stock as traded on the NYSE was $4.37 per share.
Series H Preferred Stock
In August 2017, our registration statement for our initial public offering of the Series H Preferred Stock, became effective, and the Series H Preferred Stock commenced trading on the NYSE under the symbol “AHTprH.” There was one holder of record of Series H Preferred Stock as of September 4, 2020.
The table below sets forth, for the periods indicated, the high and low sales prices of our Series H Preferred Stock as reported by the NYSE.
2018	High	Low
First Quarter	$25.42	$22.44
Second Quarter	24.35	22.51
Third Quarter	24.65	23.56
Fourth Quarter	24.55	18.60
Full Year	25.42	18.60
2019	High	Low
First Quarter	$23.59	$19.07
Second Quarter	23.77	21.33
Third Quarter	21.96	18.05
Fourth Quarter	22.34	20.99
Full Year	23.59	18.05
2020	High	Low
First Quarter	$23.00	$2.50
Second Quarter	12.42	3.37
On September 8, 2020, the closing price of our Series H Preferred Stock as traded on the NYSE was $4.28 per share.

Series I Preferred Stock
In November 2017, our registration statement for our initial public offering of the Series I Preferred Stock, became effective, and the Series I Preferred Stock commenced trading on the NYSE under the symbol “AHTprI.” There was one holder of record of Series I Preferred Stock on September 4, 2020.
The table below sets forth, for the periods indicated, the high and low sales prices of our Series I Preferred Stock as reported by the NYSE.
2018	High	Low
First Quarter	$25.16	$22.65
Second Quarter	24.15	22.62
Third Quarter	24.49	23.60
Fourth Quarter	24.48	18.01
Full Year	25.16	18.01
2019	High	Low
First Quarter	$23.77	$18.70
Second Quarter	23.75	21.10
Third Quarter	21.88	18.30
Fourth Quarter	22.32	21.15
Full Year	23.77	18.30
2020	High	Low
First Quarter	$22.93	$2.25
Second Quarter	12.35	3.47
On September 8, 2020, the closing price of our Series I Preferred Stock as traded on the NYSE was $4.33 per share.

DIVIDEND POLICY AND DIVIDENDS PAID ON OUR COMMON STOCK
Dividend distributions will be made at the discretion of the Board of Directors and will depend on earnings, financial condition, cost of equity, investment opportunities and other factors as the Board of Directors may deem relevant. In addition, accumulated, accrued and unpaid dividends on our Preferred Stock must be paid prior to the declaration of any dividends on our Common Stock. We do not expect to declare any cash or stock dividend distributions in the near future.
Prior to the COVID-19 pandemic, the Board of Directors had approved a Common Stock dividend policy whereby it intended to pay a quarterly cash dividend of $0.06 per share for 2020, or $0.24 per share on an annualized basis. In light of the impacts of COVID-19 on our business, we suspended our common stock dividend policy and do not expect to declare any dividends on Common Stock in the near future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis relates to our financial condition and results of operations for the relevant periods and is based on, and should be read in conjunction with, our financial statements appearing elsewhere in this Prospectus/Consent Solicitation. Our financial statements that are included in this Prospectus /Consent solicitation and the following discussion and analysis do not reflect the effects of the 1-for-10 reverse stock split of our Common Stock completed on July 15, 2020. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements concerning forward-looking statements.
Overview
Based on our primary business objectives and forecasted operating conditions, our current key priorities and financial strategies include, among other things:
•
adjusting cost and operational models due to the impact of COVID-19 on the hotel industry;

•
maintain maximum cash and cash equivalents liquidity;

•
completion of the preferred stock exchange offering;

•
negotiate forbearance and other agreements with lenders as necessary with respect to our loans that are in default;

•
disposition of non-core hotel properties;

•
pursuing capital market activities to enhance long-term stockholder value;

•
implementing selective capital improvements designed to increase profitability;

•
implementing effective asset management strategies to minimize operating costs and increase revenues;

•
financing or refinancing hotels on competitive terms;

•
utilizing hedges and derivatives to mitigate risks; and

•
making other investments or divestitures that our Board of Directors deems appropriate.

Our current investment strategy is to focus on owning predominantly full-service hotels in the upper upscale segments in domestic markets that have revenue per available room (“RevPAR”) generally less than twice the U.S. national average. We believe that as supply, demand, and capital market cycles change, we will be able to shift our investment strategy to take advantage of new lodging-related investment opportunities as they may develop. Our Board of Directors may change our investment strategy at any time without stockholder approval or notice. We will continue to seek ways to benefit from the cyclical nature of the hotel industry.
We are advised by Ashford LLC, a subsidiary of Ashford Inc., through an advisory agreement. All of the hotel properties in our portfolio are currently asset-managed by Ashford LLC. We do not have any employees. All of the services that might be provided by employees are provided to us by Ashford LLC.
We do not operate any of our hotel properties directly; instead we employ hotel management companies to operate them for us under management contracts. As of June 30, 2020, Remington Hotels, a subsidiary of Ashford Inc., managed 79 of our 116 hotel properties and WorldQuest. Third-party management companies managed the remaining hotel properties.
Ashford Inc. also provides other products and services to us or our hotel properties through certain entities in which Ashford Inc. has an ownership interest. These products and services include, but are not limited to project management services, debt placement services, audio visual services, real estate advisory services, insurance claims services, hypoallergenic premium rooms, investment management services, broker-dealer and distribution services and mobile key technology.

Mr. Monty J. Bennett is chairman and chief executive officer of Ashford Inc. and, together with Mr. Archie Bennett, Jr., as of September 4, 2020, owned approximately 449,697 shares of Ashford Inc. common stock, which represented an approximate 17.8% ownership interest in Ashford Inc., and owned 18,758,600 shares of Ashford Inc. Series D Convertible Preferred Stock, which is exercisable (at an exercise price of $117.50 per share) into an additional approximate 3,991,191 shares of Ashford Inc. common stock, which if exercised as of September 4, 2020 would have increased the Bennetts’ ownership interest in Ashford Inc. to 68.2%. The 18,758,600 Series D Convertible Preferred Stock owned by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. include 360,000 shares owned by trusts.
Recent Developments
COVID-19, Management’s Plans and Liquidity
In December 2019, COVID-19 was identified in Wuhan, China, which subsequently spread to other regions of the world, and has resulted in significant travel restrictions and extended shutdown of numerous businesses in every state in the United States. In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. Since late February 2020, we have experienced a significant decline in occupancy and RevPAR and we expect the significant occupancy and RevPAR declines associated with COVID-19 to continue as we are experiencing significant reservation cancellations as well as a significant reduction in new reservations. The prolonged presence of the virus has resulted in health and other government authorities imposing widespread restrictions on travel and other businesses. The hotel industry and our portfolio have experienced the postponement or cancellation of a significant number of business conferences and similar events. Following the government mandates and health official orders, in March 2020, the Company temporarily suspended operations at 23 of its 116 hotels and dramatically reduced staffing and expenses at its hotels that remain operational. As of June 30, 2020 operations at five of the Company’s hotels remain temporarily suspended. COVID-19 has had a significant negative impact on the Company’s operations and financial results to date. The full financial impact of the reduction in hotel demand caused by the pandemic and suspension of operations at the Company’s hotels cannot be reasonably estimated at this time due to uncertainty as to its severity and duration. The Company expects that the COVID-19 pandemic will have a significant negative impact on the Company’s results of operations, financial position and cash flow for at least the remainder of 2020 and into 2021. As a result, the Company suspended the quarterly cash dividend on its common shares for the first and second quarters of 2020 and likely for all of 2020, suspended quarterly cash dividend on its preferred stock for the second quarter, reduced planned capital expenditures, and working closely with its hotel managers, significantly reduced its hotels’ operating expenses. In addition, under Maryland law the Company will not be able to declare and pay dividends on any of its Preferred Stock or its Common Stock unless, after giving effect to the payment, the Company’s assets will exceed its liabilities and it will continue to be able to pay its debts as they become due in the usual course of business. The Company’s advisor adopted a remote-work policy at its corporate office in an effort to protect the health and safety of its employees and does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.
Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. On August 21, 2020, we announced that the Embassy Suites Midtown Manhattan Times Square was sold subject to the loan and the proceeds of the sale were used to repay the mezzanine loans for the properties. As a result, we have been released from all obligations under the loan and the mezzanine loan for the Embassy Suites Midtown Manhattan hotel. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. On August 21, 2020, we also announced that we completed a consensual assignment of the entities that own the Rockbridge Portfolio in lieu of a UCC sale. As a result, we have been released from all obligations under any debt directly or indirectly secured by the Rockbridge Portfolio. The Company is in the process of negotiating forbearance agreements with its lenders. At this time, forbearance agreements have been executed on some, but not all of our loans. On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a $907.0 million loan secured by nineteen of our hotels. The forbearance agreement allows the Company to defer interest payments for six months in exchange for the Company’s agreement to a repayment schedule of the deferred interest payments. In the aggregate, including the Highland Pool loan, we have entered into forbearance and other agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of approximately $1.3 billion out of approximately $4.1 billion in property level debt outstanding as of June 30, 2020. Additionally, certain of the Company’s hotel properties are subject to ground leases rather than a fee simple interest, with respect to all or a portion of the real property at those hotels. It is possible the Company will default on some or all of the ground leases within the next twelve months.
As of June 30, 2020, the Company held cash and cash equivalents of $165.5 million and restricted cash of $95.3 million. During the three months ended June 30, 2020, we utilized cash, cash equivalents and restricted cash of $106.2 million. We are currently experiencing significant variability in the operating cash flows of our hotel properties, and we continue to negotiate forbearance agreements with our lenders. Additionally as discussed above we have received various acceleration notices and UCC sale notices from our lenders. We are also taking several steps to reduce our cash utilization and potentially raise additional capital. All of these items create uncertainty surrounding future cash flows. As a result of these uncertainties, management cannot reasonably estimate how long the Company’s current cash, cash equivalents and restricted cash will last, but if our cash utilization going forward is consistent with the second quarter of 2020 and we do not raise additional capital, it is possible that the Company may utilize all of its cash, cash equivalents and restricted cash within the next twelve months.
Based on these factors, the Company has determined that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. U.S. generally accepted accounting principles require that in making this determination, the Company cannot consider any remedies that are outside of the Company’s control and have not been fully implemented. As a result, the Company could not consider future potential fundraising activities, whether through equity or debt offerings, dispositions of hotel properties or the likelihood of obtaining forbearance agreements as we could not conclude they were probable of being effectively implemented. Any forbearance agreements will most likely lead to increased costs, increased interest rates, additional restrictive covenants and other possible lender protections. In addition to or in lieu of obtaining forbearance agreements as described above, the Company could transfer the hotels securing the mortgage loans to the respective lenders.
The spread of COVID-19 and the recent developments surrounding the global pandemic are having significant negative impacts on our business. In response to the impact of COVID-19 on the hospitality industry, the Company is deploying numerous strategies and protocols to provide financial flexibility going forward to navigate this crisis, including:
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as of July 31, 2020, the Company has temporarily suspended operations at four hotel properties. The Company’s remaining 112 hotel properties are open and operating;

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the Company has significantly reduced its planned spending for capital expenditures for the fiscal year to a range of $30-$50 million;

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the Company has suspended its common dividend conserving approximately $7 million per quarter;

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the Company has suspended its preferred stock dividends conserving approximately $10.6 million per quarter;

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the Company has taken proactive and aggressive actions to protect liquidity and reduce corporate expenses through the curtailment of all non-essential expenses resulting in an approximate 25%

reduction in corporate, general and administrative and reimbursable expenses and will continue to take all necessary additional actions to preserve capital and liquidity;
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the Company ended the quarter with cash and cash equivalents of $165.5 million and restricted cash of $95.3 million. The vast majority of the restricted cash is comprised of lender and manager held reserves. The Company is currently working with its property managers and lenders in order to utilize lender and manager held reserves to fund operating shortfalls. At the end of the quarter, there was also $12.9 million due to the Company from third-party hotel managers, which is the Company’s cash held by one of its property managers which is also available to fund hotel operating costs; and

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the Company has partnered with local government agencies, medical staffing organizations, and hotel brands to support COVID-19 response efforts. To date, through various initiatives, 86 Ashford Trust hotels have provided temporary lodging for first responders, health care professionals, and other community residents impacted by the pandemic.

Pursuant to the terms of the Letter Agreement dated March 13, 2020 (the “Hotel Management Letter Agreement”), in order to allow Remington Hotels to better manage its corporate working capital and to ensure the continued efficient operation of our hotels, we agreed to pay the base fee and to reimburse all expenses on a weekly basis for the preceding week, rather than on a monthly basis. The Hotel Management Letter Agreement went into effect on March 13, 2020 and will continue until terminated by us.
In April 2020, certain subsidiaries of the Company applied for and received loans from Key Bank, N.A. under the PPP, which was established under the CARES Act. All funds borrowed under the PPP were returned on or before May 7, 2020.
Additional Developments
On January 22, 2019, the Company acquired a 100% interest in the 310-room Embassy Suites New York Manhattan Times Square for $195.0 million in cash. In connection with this acquisition, we closed on a $145.0 million mortgage loan. This mortgage loan is interest-only and provides for an interest rate of LIBOR + 3.90%. The stated maturity date of the mortgage loan is February 2022, with two one-year extension options. The mortgage loan is secured by the Embassy Suites New York Manhattan Times Square. As a result of the acquisition under the ERFP Agreement, we are entitled to receive $19.5 million from Ashford LLC in the form of future purchases of hotel FF&E at Company properties that will be leased to us by Ashford LLC rent free. As of December 31, 2019, we have received $8.1 million from Ashford LLC in exchange for purchases of hotel FF&E at Company properties that was leased to us by Ashford LLC rent free.
On February 6, 2019, we made an additional investment of $299,000 in OpenKey, Inc. (“OpenKey”).
On February 26, 2019, the Company acquired a 100% interest in the 178-room Hilton Santa Cruz/Scotts Valley for $47.5 million. Consideration included cash and approximately 1.5 million common units in our operating partnership. Additionally, we assumed a $25.3 million non-recourse mortgage loan with a fair value of $24.9 million. This mortgage loan amortizes monthly and provides for a fixed interest rate of 4.66%. The stated maturity date of the mortgage loan is March 2025. The mortgage loan is secured by the Hilton Santa Cruz/Scotts Valley. As a result of the acquisition under the ERFP Agreement, we received $5.0 million from Ashford LLC in exchange for purchases of hotel FF&E at Company properties that was leased to us by Ashford LLC rent free.
On March 5, 2019, we refinanced our $178.1 million mortgage, secured by the Renaissance Nashville and Westin Princeton. The new mortgage loan totals $240.0 million. The mortgage loan is interest only and provides for an interest rate of LIBOR + 2.75%. The stated maturity is March 2021 with five one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Renaissance Nashville and Westin Princeton.
On June 7, 2019, we amended the mortgage loan secured by the Fort Worth Ashton totaling $5.2 million. The amended mortgage loan totaling $8.9 million has a five-year term, is interest only and bears interest at a rate of LIBOR + 2.00%.

On August 2, 2019, the Company sold the San Antonio Marriott for approximately $34.0 million in cash. The sale resulted in a gain of $2.6 million for the year ended December 31, 2019 and is included in “gain (loss) on sale of assets and hotel properties” in the consolidated statement of operations. The Company also repaid approximately $26.8 million of principal on its mortgage loan partially secured by the hotel property.
On August 6, 2019, the Company sold the Hilton Garden Inn Wisconsin Dells for $8.0 million in cash. The sale resulted in a loss of $292,000 for the year ended December 31, 2019 and is included in “gain (loss) on sale of assets and hotel properties” in the consolidated statement of operations. The Company also repaid approximately $7.7 million of principal on its mortgage loan secured by the hotel property.
On August 13, 2019, we made an additional investment of $348,000 in OpenKey.
On August 14, 2019, the Company sold the Courtyard Savannah for approximately $29.8 million in cash. The sale resulted in a loss of $60,000 for the year ended December 31, 2019 and is included in “gain (loss) on sale of assets and hotel properties” in the consolidated statement of operations. The Company also repaid approximately $28.8 million of principal on its mortgage loan partially secured by the hotel property.
On September 25, 2019, Ashford Inc. announced the formation of Ashford Securities LLC (“Ashford Securities”) to raise retail capital in order to grow its existing and future platforms. In conjunction with the formation of Ashford Securities, the Company has entered into a contribution agreement with Ashford Inc. pursuant to which the Company has agreed to contribute, with Braemar, up to $15.0 million to fund the operations of Ashford Securities. These costs will be allocated initially to the Company and Braemar based on an allocation percentage of 75% to the Company and 25% to Braemar. Upon reaching the earlier of $400 million in aggregate non-listed preferred equity offerings raised or June 10, 2023, there will be a true up (the “True-up Date”) between the Company and Braemar whereby the actual capital contributions contributed by each company will be based on the actual amount of capital raised by the Company and Braemar, respectively. After the True-up Date, the capital contributions will be allocated between the Company and Braemar quarterly based on the actual capital raised through Ashford Securities. Funding advances will be expensed as the expenses are incurred by Ashford Securities.
On October 2, 2019, the Company entered into a stock purchase agreement with Ashford LLC under which Ashford LLC purchased all of the common stock of Ashford Inc. held by our wholly-owned or majority-owned subsidiaries that are treated as taxable REIT subsidiaries for U.S. federal income tax purposes (collectively, these subsidiaries are referred to as “Ashford TRS”), totaling 393,077 shares, for $30 per share, resulting in total proceeds of approximately $11.8 million to the Company.
On October 10, 2019, the Company sold the 1.65-acre parking lot adjacent to the Hilton St. Petersburg Bayfront for consideration of approximately $20.6 million. The sale resulted in a gain of $19.4 million for the year ended December 31, 2019 and is included in “gain (loss) on sale of assets and hotel properties” in the consolidated statement of operations. The Company also repaid approximately $8.0 million of debt associated with the hotel property.
On October 21, 2019, the Company announced that its Board of Directors had declared the distribution of its remaining 205,086 shares of common stock of Ashford Inc. Both common stockholders and unitholders of the Company received their pro rata share of Ashford Inc. common stock. The distribution to Company stockholders and unitholders was completed through a pro rata taxable dividend of Ashford Inc. common stock on November 5, 2019 (the “Distribution Date”) to common stockholders and unitholders of record (“Company Record Holders”) as of the close of business of the NYSE on October 29, 2019 (the “Record Date”). On the Distribution Date, each Company Record Holder received approximately 0.0017 shares of Ashford Inc. common stock for every unit and/or share of the Company’s Common Stock held by such Company Record Holder on the Record Date. No fractional shares of Ashford Inc. common stock were issued. Fractional shares of Ashford Inc. common stock to which Company Record Holders would otherwise be entitled will be aggregated and, after the distribution, sold in the open market by the distribution agent. The aggregate net proceeds of the sales will be distributed in a pro rata manner as cash payments to the Company Record Holders who would otherwise have received fractional shares of Ashford Inc. common stock. Additionally, Company Record Holders who hold in “street name” on behalf of their customers may sell additional shares into the open market to make cash payments to their customers who would have otherwise received fractional shares of Ashford Inc. common stock. Subsequent to the distribution, the Company does not have any ownership interest in Ashford Inc.
On November 6, 2019, Ashford Inc. completed its acquisition of Remington Lodging’s hotel management business. On December 3, 2019, the Company sold the SpringHill Suites Jacksonville for approximately $11.2 million in cash.
On December 27, 2019, we amended the mortgage loan secured by the Indigo Atlanta totaling $16.0 million. The amended mortgage loan totaling $16.1 million has a three-year term, is interest only and bears interest at a rate of LIBOR + 2.25%. The stated maturity is December 2022 with two one-year extension options, subject to the satisfaction of certain conditions.
On January 9, 2020, we refinanced our $43.8 million mortgage loan, secured by the Le Pavillon in New Orleans, Louisiana. In connection with the refinance we reduced the loan amount by $6.8 million. The new mortgage loan totals $37.0 million. The new mortgage loan is interest only and provides for an interest rate of LIBOR + 3.40%. The stated maturity is January 2023 with two one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Le Pavillon.
On March 9, 2020, the Company sold the Crowne Plaza in Annapolis, Maryland for approximately $5.1 million. The sale resulted in a gain of approximately $3.6 million for the three and six months ended June 30, 2020, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations.
On March 20, 2020, Lismore Capital LLC (“Lismore”), a subsidiary of Ashford Inc., entered into an agreement with the Company to seek modifications, forbearances or refinancings of the Company’s loans (the “Ashford Trust Agreement”). Pursuant to the Ashford Trust Agreement, Lismore shall, during the agreement term (which commenced on March 20, 2020 and shall end on the date that is twelve months following the commencement date, or upon it being terminated by the Company on not less than thirty days written notice) negotiate the refinancing, modification or forbearance of the existing mortgage debt on the Company’s hotels. For the purposes of the Ashford Trust Agreement, financing shall include, without limitation, senior or subordinate loan financing, provided in any single transaction or a combination of transactions, including, mortgage loan financing, mezzanine loan financing, or subordinate loan financing encumbering the applicable hotel or unsecured loan financing.
In connection with the services provided by Lismore, Lismore shall be paid an advisory fee of up to 50 basis points (0.50%) of the aggregate amount of the modifications, forbearances or refinancings of the Company’s mortgage and mezzanine debt (the “Financing”), calculated and payable as follows: (i) 0.125% of the aggregate amount of potential Financings upon execution of the Ashford Trust Agreement; (ii) 0.125% payable in six equal installments beginning April 20, 2020 and ending on September 20, 2020; provided, however, in the event the Company does not complete, for any reason, Financings during the term of the Ashford Trust Agreement equal to or greater than approximately $4.1 billion, then the Company shall offset, against any fees owed by the Company or its affiliates pursuant to the Advisory Agreement, a portion of the fee paid by the Company to Lismore pursuant to this section equal to the product of (x) the amount of Financings completed during the term of the Ashford Trust Agreement minus approximately $4.1 billion multiplied by (y) 0.125%; and (iii) 25 basis points (0.25%) payable upon the acceptance by the applicable lender of any Financing. Upon entering into the agreement with Lismore, the Company made a payment of $5.1 million. No amounts under this payment can be clawed back. As of June 30, 2020, the Company has also paid $2.6 million related to periodic installments of which $303,000 has been expensed in accordance with the agreement and $2.2 million may be offset against future fees under the agreement that are eligible for claw back under the agreement. Further, the Company has paid $606,000 in success fees under the agreement in connection with each signed forbearance or other agreement, of which no amounts are available for claw back. As of June 30, 2020, the Company has recognized expense of $1.6 million, which is included in “write-off of premiums, loan costs and exit fees,” and approximately $6.7 million is included in “other assets.”
On April 17, 2020, the Company was notified by the NYSE that the average closing price of the Company’s Common Stock over the prior 30 consecutive trading-day period was below $1.00 per share, which is the minimum average closing price per share required to maintain listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual.

In June 2020, our board of directors approved a reverse stock split of our issued and outstanding common stock at a ratio of 1-for-10. This reverse stock split converted every ten issued and outstanding shares of common stock into one share of common stock. The reverse share split was effective as of the close of business on July 15, 2020. As a result of the reverse stock split, the number of shares of common stock outstanding was reduced from approximately 104.8 million shares to approximately 10.5 million shares. Additionally, the number of outstanding common units, Long-Term Incentive Plan (“LTIP”) units and Performance LTIP units was reduced from approximately 20.5 million units to approximately 2.1 million units. All common stock, common units, LTIP units, Performance LTIP units, PSUs and RSUs as well as per share data related to these classes of equity have been updated in the accompanying consolidated financial statements to reflect this reverse stock split for all periods presented. On August 3, 2020, the NYSE notified the Company that it had cured its non-compliance with the NYSE’s minimum average closing price per share standard because the average closing price of our common stock was above $1.00 per share on July 31, 2020 and for the 30 consecutive trading-day period ending July 31, 2020.
Effective May 13, 2020, Douglas A. Kessler voluntarily resigned as President and Chief Executive Officer to pursue other professional opportunities. On May 14, 2020, the Board of Directors appointed J. Robison Hays, III as the Company’s new President and Chief Executive Officer.
In June 2020, each of the Ashford Companies received an administrative subpoena from the SEC. The administrative subpoena requests the production of documents and other information since January 1, 2018 relating to, among other things, (1) related party transactions among the Ashford Companies (including the Ashford Trust Agreement between the Company and Lismore pursuant to which the Company engaged Lismore to negotiate the refinancing, modification or forbearance of certain mortgage debt) or between any of the Ashford Companies and any officer, director or owner of the Ashford Companies or any entity controlled by any such person, and (2) the Company’s accounting policies, procedures and internal controls related to such related party transactions. The Company is responding to the administrative subpoena.
On July 1, 2020, we amended and restated the agreement with Lismore with an effective date of April 6, 2020. Pursuant to the amended and restated agreement, the term of the agreement was extended to 24 months following the commencement date. In connection with the services provided by Lismore under the amended and restated agreement, Lismore is entitled to receive a fee of approximately $2.6 million in three equal installments of approximately $857,000 per month beginning July 20, 2020, and ending on September 20, 2020. Lismore is also entitled to receive a fee that is calculated and payable as follows: (i) a fee equal to 25 basis points (0.25%) of the amount of a loan, payable upon the acceptance by the applicable lender of any forbearance or extension of such loan, or in the case where a third-party agent or contractor engaged by the Company has secured an extension of the maturity date equal to or greater than 12 months of any such loan, then the amount payable to Lismore shall be reduced to 10 basis points (0.10%); (ii) a fee equal to 75 basis points (0.75%) of the amount of any principal reduction of a loan upon the acceptance by any lender of any principal reduction of such loan; and (iii) a fee equal to 150 basis points (1.50%) of the implied conversion value (but in any case, no less than 50% percent of the face value of such loan or loans) of a loan upon the acceptance by any lender of any debt to equity conversion of such loan.
At the time of amendment, the Company had paid Lismore approximately $8.3 million, in the aggregate, pursuant to the original agreement. Under the amended and restated agreement, the Company is still entitled, in the event that the Company does not complete, for any reason, extensions or forbearances during the term of the agreement equal to or greater than approximately $4.1 billion, to offset, against any fees the Company or its affiliates owe pursuant to the advisory agreement, a portion of the fee previously paid by the Company to Lismore equal to the product of (x) approximately $4.1 billion minus the amount of extensions or forbearances completed during the term of the agreement multiplied by (y) 0.125%. Upon entering into the agreement with Lismore, the Company made a payment of $5.1 million. No amounts under this payment can be clawed back.
Pursuant to the terms of the amended and restated agreement with Lismore, the fees Lismore would be entitled to, absent waiver, with respect to the Rockbridge loan portfolio, a $144 million loan secured by Courtyard Billerica, Hampton Inn Columbus Easton, Hampton Inn Phoenix Airport, Homewood Suites Pittsburgh Southpointe, Hampton Inn Pittsburgh Waterfront, Hampton Inn Pittsburgh Washington, Residence Inn Stillwater and Courtyard Wichita (the “Rockbridge Portfolio”), are: (i) a $180,000 fee paid upon the execution of the amended and restated agreement with Lismore; (ii) a $180,000 fee payable in monthly installment payments and subject to clawback; and (iii) a $360,000 success fee payable only in connection with a signed forbearance or other agreement. On August 25, 2020, in light of the fact that we subsequently agreed to transfer the hotels underlying the Rockbridge Portfolio to the lender in a deed-in-lieu transaction, the independent members of Ashford Inc.’s board of directors decided to waive the fees described in clauses (ii) and (iii) of the previous sentence, with respect to the Rockbridge Portfolio loan.
Pursuant to the terms of the amended and restated agreement with Lismore, the fees Lismore would be entitled to, absent waiver, with respect to a $25 million loan secured by the La Posada de Santa Fe (the “La Posada Loan”), are: (i) a $31,250 fee paid upon the execution of the amended and restated agreement with Lismore; (ii) a $31,250 fee payable in monthly installment payments and subject to clawback; and (iii) a $62,500 success fee payable only in connection with a signed forbearance or other agreement. On August 25, 2020, in light of the fact that Lismore negotiated access to the FF&E reserves but no forbearance on debt service, the independent members of Ashford Inc.’s board of directors decided to waive the fees described in clauses (ii) and (iii) of the previous sentence, with respect to the La Posada Loan.
As of September 8, 2020, we had paid Lismore approximately $12.7 million, in the aggregate, pursuant to the Ashford Trust Agreement, consisting of the following payments: (i) a payment of $5.1 million upon entering into the Ashford Trust Agreement, which is not available for clawback, (ii) monthly installment payments of approximately $4.3 million, of which $2.6 million was available for clawback as of September 8, 2020 and (iii) success fee payments of approximately $3.2 million in connection with each signed forbearance or other agreement.
On July 20, 2020, the Company filed the Registration Statement with the Securities and Exchange Commission. The Company is offering to exchange any and all of the outstanding shares of the Preferred Stock for, at the election of each holder, consideration in the form of cash or shares of Common Stock.
On March 16, 2020, the Company announced that in light of the uncertainty created by the effects of COVID-19, the annual cash retainer for each independent director serving on the Company’s board of directors would be temporarily reduced by 25% and would continue in effect until the board of directors determined in its discretion that the effects of COVID-19 had subsided. The Company also disclosed at that time that any amounts relinquished pursuant to the reduction in fees may be paid in the future, as determined by the board of directors in its discretion. On August 3, 2020, the Company announced that for fiscal year 2020, the independent directors will receive the full value of their annual cash retainer (without reduction). However, all remaining quarterly installments of the annual cash retainer (and any additional cash retainers for committee service or service as lead director), will instead be paid in either fully vested shares of common stock or LTIP units (at each director’s election). The board of directors currently intends to continue paying the value of all cash retainers to independent directors in the form of equity through the Company’s 2021 Annual Meeting of Stockholders, at which time the board of directors currently intends to re-examine the program.
On August 6, 2020, we entered into an equity distribution agreement with RBC Capital Markets, LLC, relating to the shares of our Common Stock offered by the prospectus supplement and the accompanying prospectus. In addition, on August 6, 2020, we entered into an amendment to the equity distribution agreement with UBS Securities LLC to conform the representations and warranties and certain other provisions to the equity distribution agreement with RBC Capital Markets, LLC. As of September 4, 2020, we had issued approximately 5.0 million shares of our Common Stock for gross proceeds of approximately $24.3 million leaving approximately $75.7 million available under the program.
Results of Operations
Key Indicators of Operating Performance
We use a variety of operating and other information to evaluate the operating performance of our business. These key indicators include financial information that is prepared in accordance with GAAP as well as other financial measures that are non-GAAP measures. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the operating performance of our individual hotels, groups of hotels and/or business as a whole.

We also use these metrics to evaluate the hotels in our portfolio and potential acquisitions to determine each hotel’s contribution to cash flow and its potential to provide attractive long-term total returns. These key indicators include:
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Occupancy.   Occupancy means the total number of hotel rooms sold in a given period divided by the total number of rooms available. Occupancy measures the utilization of our hotels’ available capacity. We use occupancy to measure demand at a specific hotel or group of hotels in a given period.

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ADR.   “ADR” means average daily rate and is calculated by dividing total hotel rooms revenues by total number of rooms sold in a given period. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. We use ADR to assess the pricing levels that we are able to generate.

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RevPAR.   RevPAR means revenue per available room and is calculated by multiplying ADR by the average daily occupancy. RevPAR is one of the commonly used measures within the hotel industry to evaluate hotel operations. RevPAR does not include revenues from food and beverage sales or parking, telephone or other non-rooms revenues generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to compare the results of our hotels between periods and to analyze results of our comparable hotels (comparable hotels represent hotels we have owned for the entire period). RevPAR improvements attributable to increases in occupancy are generally accompanied by increases in most categories of variable operating costs. RevPAR improvements attributable to increases in ADR are generally accompanied by increases in limited categories of operating costs, such as management fees and franchise fees.

RevPAR changes that are primarily driven by changes in occupancy have different implications for overall revenues and profitability than changes that are driven primarily by changes in ADR. For example, an increase in occupancy at a hotel would lead to additional variable operating costs (including housekeeping services, utilities and room supplies) and could also result in increased other operating department revenue and expense. Changes in ADR typically have a greater impact on operating margins and profitability as they do not have a substantial effect on variable operating costs.
Occupancy, ADR and RevPAR are commonly used measures within the lodging industry to evaluate operating performance. RevPAR is an important statistic for monitoring operating performance at the individual hotel level and across our entire business. We evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a regional and company-wide basis. ADR and RevPAR include only rooms revenue. Rooms revenue is dictated by demand (as measured by occupancy), pricing (as measured by ADR) and our available supply of hotel rooms.
We also use funds from operations (“FFO”), Adjusted FFO (“AFFO”), earnings before interest, taxes, depreciation and amortization for real estate (“EBITDAre”) and adjusted EBITDAre (“Adjusted EBITDAre”) as measures of the operating performance of our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Key Indicators Of Operating Performance—Non-GAAP Financial Measures.”
Principal Factors Affecting Our Results of Operations
The principal factors affecting our operating results include overall demand for hotel rooms compared to the supply of available hotel rooms, and the ability of our third-party management companies to increase or maintain revenues while controlling expenses.
Demand — The demand for lodging, including business travel, is directly correlated to the overall economy; as GDP increases, lodging demand typically increases. Historically, periods of declining demand are followed by extended periods of relatively strong demand, which typically occurs during the growth phase of the lodging cycle.
Following the recession that commenced in 2008, the lodging industry has experienced improvement in fundamentals, including demand, which has continued through 2019.

Supply — The development of new hotels is driven largely by construction costs, the availability of financing and expected performance of existing hotels. Short-term supply is also expected to be below long-term averages. While the industry is expected to have supply growth below historical averages, we may experience supply growth, in certain markets, in excess of national averages that may negatively impact performance.
We expect that our ADR, occupancy and RevPAR performance will be impacted by macroeconomic factors such as national and local employment growth, personal income and corporate earnings, GDP, consumer confidence, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction, the pricing strategies of competitors and currency fluctuations. In addition, our ADR, occupancy and RevPAR performance are dependent on the continued success of the Marriott, Hilton and Hyatt brands.
Revenue — Substantially all of our revenue is derived from the operation of hotels. Specifically, our revenue is comprised of:
•
Rooms revenue — Occupancy and ADR are the major drivers of rooms revenue. Rooms revenue accounts for the substantial majority of our total revenue.

•
Food and beverage revenue — Occupancy and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage business through catering functions when compared to transient business, which may or may not utilize the hotel’s food and beverage outlets or meeting and banquet facilities).

•
Other hotel revenue — Occupancy and the nature of the property are the main drivers of other ancillary revenue, such as telecommunications, parking and leasing services.

Hotel Operating Expenses — The following presents the components of our hotel operating expenses:
•
Rooms expense — These costs include housekeeping wages and payroll taxes, reservation systems, room supplies, laundry services and front desk costs. Like rooms revenue, occupancy is the major driver of rooms expense and, therefore, rooms expense has a significant correlation to rooms revenue. These costs can increase based on increases in salaries and wages, as well as the level of service and amenities that are provided.

•
Food and beverage expense — These expenses primarily include food, beverage and labor costs. Occupancy and the type of customer staying at the hotel (i.e., catered functions generally are more profitable than restaurant, bar or other on-property food and beverage outlets) are the major drivers of food and beverage expense, which correlates closely with food and beverage revenue.

•
Management fees — Base management fees are computed as a percentage of gross revenue. Incentive management fees generally are paid when operating profits exceed certain threshold levels.

•
Other hotel expenses — These expenses include labor and other costs associated with the other operating department revenues, as well as labor and other costs associated with administrative departments, franchise fees, sales and marketing, repairs and maintenance and utility costs.

Most categories of variable operating expenses, including labor costs such as housekeeping, fluctuate with changes in occupancy. Increases in occupancy are accompanied by increases in most categories of variable operating expenses, while increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as franchise fees, management fees and credit card processing fee expenses which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins than changes in occupancy.
Results of Operations
Revenue per available room, or RevPAR, is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the ADR charged and the average daily occupancy achieved. RevPAR does not include revenues from food and beverage or parking, telephone, or other guest services generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to compare the results of our hotels between periods and to analyze results of our comparable hotels (comparable hotels represent hotels we have owned for the periods under comparison). RevPAR improvements attributable to increases in occupancy are generally accompanied by increases in most categories of variable operating costs. RevPAR improvements attributable to increases in ADR are generally accompanied by increases in limited categories of operating costs, such as management fees and franchise fees.
The following table summarizes the changes in key line items from our consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 (in thousands):
	Year Ended December 31,			Favorable (Unfavorable) Change
	2019	2018	2017	2019 to 2018	2018 to 2017
Total revenue	$1,502,759	$1,430,789	$1,439,270	$71,970	$(8,481)
Total hotel operating expenses	(952,674)	(900,582)	(907,301)	(52,092)	6,719
Property taxes, insurance and other	(84,110)	(78,355)	(73,579)	(5,755)	(4,776)
Depreciation and amortization	(269,003)	(258,458)	(246,731)	(10,545)	(11,727)
Impairment charges	(33,628)	(23,391)	(10,153)	(10,237)	(13,238)
Transaction costs	(2)	(11)	(14)	9	3
Advisory services fee	(63,632)	(69,122)	(53,199)	5,490	(15,923)
Corporate, general and administrative	(11,107)	(10,931)	(13,288)	(176)	2,357
Gain (loss) on sale of assets and hotel properties	26,126	475	14,030	25,651	(13,555)
Operating income (loss)	114,729	90,414	149,035	24,315	(58,621)
Equity in earnings (loss) of unconsolidated entities	(2,307)	867	(5,866)	(3,174)	6,733
Interest income	3,067	3,952	2,202	(885)	1,750
Other income (expense)	10,490	64	(3,422)	10,426	3,486
Interest expense and amortization of loan costs	(262,001)	(236,786)	(222,631)	(25,215)	(14,155)
Write-off of premiums, loan costs and exit fees	(2,841)	(8,847)	(2,845)	6,006	(6,002)
Unrealized gain (loss) on marketable securities	1,896	(1,013)	(4,649)	2,909	3,636
Unrealized gain (loss) on derivatives	(4,494)	(2,178)	(2,802)	(2,316)	624
Income tax (expense) benefit	(1,218)	(2,782)	2,218	1,564	(5,000)
Net income (loss)	(142,679)	(156,309)	(88,760)	13,630	(67,549)
(Income) loss attributable to noncontrolling interest in consolidated entities	112	30	110	82	(80)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	28,932	29,313	21,642	(381)	7,671
Net income (loss) attributable to the Company	$(113,635)	$(126,966)	$(67,008)	$13,331	$(59,958)
Comparison of Year Ended December 31, 2019 with Year Ended December 31, 2018
All hotel properties owned during the years ended December 31, 2019 and 2018 have been included in our results of operations during the respective periods in which they were owned. Based on when a hotel property was acquired or disposed, operating results for certain hotel properties are not comparable for the years ended December 31, 2019 and 2018. The hotel properties listed below are not comparable hotel properties for the periods indicated and all other hotel properties are considered comparable hotel properties.

The following acquisitions and dispositions affect reporting comparability related to our consolidated financial statements:
Hotel Properties	Location	Type	Date
SpringHill Suites Glen Allen(1)	Glen Allen, VA	Disposition	February 20, 2018
SpringHill Suites Centreville(1)	Centreville, VA	Disposition	May 1, 2018
Residence Inn Tampa(1)	Tampa, FL	Disposition	May 10, 2018
Hilton Alexandria Old Town(2)	Alexandria, VA	Acquisition	June 29, 2018
La Posada de Santa Fe(2)	Santa Fe, NM	Acquisition	October 31, 2018
Embassy Suites New York Manhattan Times Square(2)	New York, NY	Acquisition	January 22, 2019
Hilton Santa Cruz/Scotts Valley(2)	Santa Cruz, CA	Acquisition	February 26, 2019
San Antonio Marriott(1)	San Antonio, TX	Disposition	August 2, 2019
Hilton Garden Inn Wisconsin Dells(1)	Wisconsin Dells, WI	Disposition	August 6, 2019
Courtyard Savannah(1)	Savannah, GA	Disposition	August 14, 2019
SpringHill Suites Jacksonville(1)	Jacksonville, FL	Disposition	December 3, 2019

(1)
Collectively referred to as “Hotel Dispositions”

(2)
Collectively reported as “Hotel Acquisitions”

The following table illustrates the key performance indicators of the hotel properties and WorldQuest included in our results of operations:
	Year Ended December 31,
	2019	2018
RevPAR (revenue per available room)	$127.22	$123.62
Occupancy	76.26%	76.32%
ADR (average daily rate)	$166.84	$161.99
The following table illustrates the key performance indicators of the 113 hotel properties and WorldQuest that were included for the full years ended December 31, 2019 and 2018, respectively:
	Year Ended December 31,
	2019	2018
RevPAR	$125.70	$124.26
Occupancy	75.93%	76.32%
ADR	$165.55	$162.82
Net Income (Loss) Attributable to the Company.   Net loss attributable to the Company decreased $13.3 million, from $127.0 million for the year ended December 31, 2018 (“2018”) to $113.6 million for the year ended December 31, 2019 (“2019”) as a result of the factors discussed below.
Revenue.   Rooms revenue from our hotel properties and WorldQuest increased $50.3 million, or 4.4%, to $1.2 billion during 2019 compared to 2018. This increase is attributable to higher rooms revenue of $49.1 million from our Hotel Acquisitions and $12.8 million at our comparable hotel properties and WorldQuest. These increases were partially offset by lower rooms revenue of $11.7 million from our Hotel Dispositions. Our comparable hotel properties experienced an increase of 1.7% in room rates and a decrease of 39 basis points in occupancy.
Food and beverage revenue increased $19.6 million, or 8.7%, to $243.9 million in 2019 compared to 2018. This increase is attributable to higher food and beverage revenue of $12.9 million at our comparable hotel properties and WorldQuest, $7.1 million from our Hotel Acquisitions, partially offset by lower revenue of $396,000 from our Hotel Dispositions.

Other hotel revenue, which consists mainly of Internet access, parking, spa and business interruption revenue, increased $1.9 million, or 2.8%, to $69.7 million in 2019 compared to 2018. This increase is attributable to higher other revenue of $3.0 million from our Hotel Acquisitions and $2.2 million from our comparable hotel properties and WorldQuest, partially offset by lower other revenue of $494,000 from our Hotel Dispositions and lower business interruption income of $2.8 million. In 2018, we received $2.5 million of business interruption income for the Hilton St. Petersburg Bayfront and Key West Crowne Plaza related to a settlement for lost profits from the BP Deepwater Horizon oil spill in the Gulf of Mexico in 2010 and $401,000 of business interruption income related to Hurricane Irma. In 2019, we received $172,000 of business interruption income at certain hotel properties. Other non-hotel revenue increased $193,000, or 4.8%, to $4.2 million in 2019.
Hotel Operating Expenses.   Hotel operating expenses increased $52.1 million, or 5.8%, to $952.7 million during 2019 compared to 2018. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and management fees. Direct expenses increased $22.5 million in 2019 compared to 2018, which was comprised of an increase of $18.3 million from our Hotel Acquisitions and $7.6 million from our comparable hotel properties and WorldQuest, partially offset by a decrease of $3.4 million from our Hotel Dispositions. Direct expenses were 29.7% of total hotel revenue for 2019 and 29.6% for 2018. Indirect expenses and management fees increased $29.6 million in 2019 compared to 2018, which was comprised of an increase of $19.0 million from our Hotel Acquisitions and $15.2 million from our comparable hotel properties and WorldQuest, partially offset by a decrease of $4.6 million from our Hotel Dispositions.
Property Taxes, Insurance, and Other.   Property taxes, insurance, and other increased $5.8 million or 7.3%, to $84.1 million during 2019 compared to 2018. The increase was primarily due to an increase of $4.5 million from our Hotel Acquisitions and $2.7 million at our comparable hotel properties and WorldQuest, partially offset by a property tax refund of $590,000 and a decrease of $843,000 from our Hotel Dispositions.
Depreciation and Amortization.   Depreciation and amortization increased $10.5 million or 4.1%, to $269.0 million during 2019 compared to 2018. The increase was primarily due to an increase of $6.1 million from our Hotel Acquisitions and $6.6 million at our comparable hotel properties and WorldQuest, partially offset by a decrease of $2.2 million from our Hotel Dispositions.
Impairment Charges.   Impairment charges increased $10.2 million, or 43.8%, to $33.6 million in 2019 compared to 2018. We recorded an impairment charge of $33.6 million in 2019 that was comprised of $5.1 million at the Courtyard Savannah Downtown and $1.4 million at the Hilton Garden Inn Wisconsin Dells as a result of their sales as well as $10.2 million at the Washington Hampton Inn Pittsburgh Meadow Lands, $9.3 million at the Pittsburgh Hampton Inn Waterfront, and $7.6 million at the Stillwater Residence Inn as a result of changes to the expected holding periods of these hotel properties. We recorded an impairment charge of $23.4 million in 2018 which was comprised of a $9.9 million impairment charge at the San Antonio Marriott, a $6.7 million impairment charge at the Annapolis Crowne Plaza, a $5.1 million impairment charge at the Hilton Garden Inn Wisconsin Dells and a $2.0 million impairment charge at the SpringHill Suites Centreville. This increase was partially offset by impairment credits of $275,000 from changes in estimates of property damage incurred from Hurricanes Harvey and Irma.
Transaction Costs.   Transaction costs decreased $9,000 or 81.8%, to $2,000 in 2019 compared to 2018.
Advisory Service Fee.   The advisory services fee decreased $5.5 million or 7.9%, to $63.6 million in 2019 compared to 2018. The advisory services fee represents fees incurred in connection with the advisory agreement between Ashford Inc. and the Company. In 2019, the advisory services fee was comprised of a base advisory fee of $36.3 million, equity-based compensation of $18.0 million associated with equity grants of our Common Stock and LTIP units awarded to the officers and employees of Ashford Inc. and reimbursable expenses of $9.3 million. In 2018, the advisory services fee was comprised of a base advisory fee of $35.5 million, equity-based compensation of $25.2 million associated with equity grants of our Common Stock and LTIP units awarded to the officers and employees of Ashford Inc. and reimbursable expenses of $8.4 million. In 2018, approximately $4.5 million of the equity-based compensation expense was related to the accelerated vesting of equity awards granted to one of our executive officers upon his death, in accordance with the terms of the awards.

Corporate, General and Administrative.   Corporate, general and administrative expenses increased $176,000, or 1.6%, to $11.1 million during 2019 compared to 2018. The increase in 2019 was primarily attributable to $896,000 of reimbursed operating expenses of Ashford Securities paid by the Company. These costs were partially offset by lower legal and professional fees of $454,000, public company costs of $89,000 and other miscellaneous expenses of $177,000 in 2019 compared to 2018.
Gain (Loss) on Sale of Assets and Hotel Properties.   Gain on the sale of assets and hotel properties was $26.1 million and $475,000 in the 2019 and 2018, respectively. The gain in 2019 was comprised of $19.4 million gain related to the disposition of land at Hilton St. Petersburg Bayfront, $6.5 million gain related to the sales of the SpringHill Suites Jacksonville, San Antonio Marriott and two units at WorldQuest and a $561,000 gain related to the sale of assets at the Santa Fe La Posada, Hilton Santa Cruz/Scotts Valley, Minneapolis Le Meridien and the Embassy Suites New York Manhattan Times Square related to ERFP. These gains were partially offset by a loss of $352,000 from the sale of the Hilton Garden Inn Wisconsin Dells and Courtyard Savannah. The gain in 2018 was comprised of a $488,000 gain from the sales of the Tampa Residence Inn and SpringHill Suites Centreville, partially offset by a loss of $13,000 from the sale of the SpringHill Suites Glen Allen.
Equity in Earnings (Loss) of Unconsolidated Entities.   Equity in earnings (loss) of unconsolidated entities changed $3.2 million from equity in earnings of $867,000 in 2018 to equity in loss of $2.3 million in 2019. In 2019, we recorded equity in loss of $1.9 million from Ashford Inc. and $411,000 from OpenKey. In 2018, we recorded equity in earnings of $1.5 million from Ashford Inc. partially offset by an equity in loss of $592,000 from OpenKey.
Interest Income.   Interest income was $3.1 million and $4.0 million in 2019 and 2018, respectively.
Other Income (Expense).   Other income increased $10.4 million to $10.5 million during 2019 compared to 2018. In 2019, we recorded a realized gain on our disposition of our investment in Ashford Inc. of $11.8 million, a realized gain on marketable securities of $84,000, dividend income of $271,000 and other income of $219,000; partially offset by expense of $1.1 million related to CMBX premiums and interest paid on collateral and a realized loss of $800,000 on interest rate floors. In 2018, we recorded dividend income of $603,000, a realized gain on marketable securities of $89,000 and other miscellaneous income of $417,000; partially offset by expense of $1.0 million related to CMBX premiums and interest paid on collateral.
Interest Expense and Amortization of Loan Costs.   Interest expense and amortization of loan costs increased $25.2 million or 10.6%, to $262.0 million during 2019 compared to 2018. The increase is primarily due to higher interest expense and amortization of loan costs of $13.9 million due to higher LIBOR rates and higher amortization of loan costs from refinances at our comparable hotel properties and $13.5 million from our Hotel Acquisitions, partially offset by lower interest expense and amortization of loan costs of $2.2 million from loan repayments resulting from our Hotel Dispositions. The average LIBOR rates in 2019 and 2018 were 2.22% and 2.00%, respectively.
Write-off of Premiums, Loan Costs and Exit Fees.   Write-off of premiums, loan costs and exit fees was $2.8 million and $8.8 million in 2019 and 2018, respectively. In 2019, we incurred write-off of loan costs and exit fees of $2.8 million consisting of the write-off of unamortized loan costs of $2.4 million and other costs of $490,000 as a result of loan refinances and hotel property sales. In 2018, we incurred write-off of loan costs and exit fees of $8.8 million consisting of the write-off of unamortized loan costs of $2.9 million and other costs of $6.0 million as a result of the refinancing of mortgage loans and hotel property sales.
Unrealized Gain (Loss) on Marketable Securities.   We recognized a $1.9 million unrealized gain on marketable securities in 2019 and a $1.0 million unrealized loss on marketable securities in 2018, which are based on changes in closing market prices during the period.
Unrealized Gain (Loss) on Derivatives.   Unrealized loss on derivatives increased $2.3 million or 106.3%, to $4.5 million during 2019 compared to 2018. In 2019, we recognized an unrealized loss of $3.2 million related to CMBX tranches, $1.7 million associated with interest rate caps, and $437,000 from interest rate floors. These losses were partially offset by an unrealized gain of $800,000 associated with the recognition of realized losses from the termination of interest rate floors. In 2018, we recognized unrealized losses of $2.7 million from interest rate caps and $488,000 from interest rate floors, partially offset by unrealized gains of $988,000 from CMBX tranches.

Income Tax (Expense) Benefit.   Income tax expense decreased $1.6 million or 56.2%, to $1.2 million in 2019 compared to 2018. The decrease was primarily due to a decrease in the profitability of our TRS entities in 2019 compared to 2018.
(Income) Loss from Consolidated Entities Attributable to Noncontrolling Interests.   Our noncontrolling interest partner in consolidated entities were allocated losses of $112,000 and $30,000 during 2019 and 2018, respectively.
Net (Income) Loss Attributable to Redeemable Noncontrolling Interests in Operating Partnership. Noncontrolling interests in our operating partnership were allocated their proportionate share of net loss of $28.9 million and $29.3 million in 2019 and 2018, respectively. Redeemable noncontrolling interests represented ownership interests of 15.92% and 14.64% in the operating partnership at December 31, 2019 and 2018, respectively.
The following table summarizes the changes in key line items from our consolidated statements of operations for the three months ended June 30, 2020 and 2019, and the six months ended June 30, 2020 and 2019 (in thousands):
	Three Months Ended June 30,		Favorable/ (Unfavorable) Change	Six Months Ended June 30,		Favorable/ (Unfavorable) Change
	2020	2019		2020	2019
Total revenue	$43,065	$415,148	$(372,083)	$324,942	$773,866	$(448,924)
Total hotel operating expenses	(66,555)	(251,693)	185,138	(268,265)	(480,179)	211,914
Property taxes, insurance and other	(20,700)	(21,762)	1,062	(41,172)	(42,159)	987
Depreciation and amortization	(65,016)	(67,511)	2,495	(131,366)	(134,689)	3,323
Impairment charges	(27,605)	(6,533)	(21,072)	(55,218)	(6,533)	(48,685)
Transaction costs	—	(2)	2	—	(2)	2
Advisory services fee	(10,216)	(16,281)	6,065	(25,515)	(32,585)	7,070
Corporate, general and administrative	(4,708)	(2,917)	(1,791)	(8,200)	(5,518)	(2,682)
Gain (loss) on sale of assets and hotel properties	(6)	328	(334)	3,617	561	3,056
Operating income (loss)	(151,741)	48,777	(200,518)	(201,177)	72,762	(273,939)
Equity in earnings (loss) of unconsolidated entities	(79)	(867)	788	(158)	(1,930)	1,772
Interest income	41	785	(744)	652	1,566	(914)
Other income (expense)	(3,149)	(338)	(2,811)	(1,627)	(654)	(973)
Interest expense and amortization of loan costs	(88,082)	(67,987)	(20,095)	(145,167)	(134,153)	(11,014)
Write-off of premiums, loan costs and exit fees	(1,935)	(90)	(1,845)	(2,030)	(2,152)	122
Unrealized gain (loss) on marketable securities	479	598	(119)	(998)	1,406	(2,404)
Unrealized gain (loss) on derivatives	192	1,476	(1,284)	4,614	(1,518)	6,132
Income tax (expense) benefit	2,188	(3,706)	5,894	1,885	(3,301)	5,186
Net income (loss)	(242,086)	(21,352)	(220,734)	(344,006)	(67,974)	(276,032)
(Income) loss attributable to noncontrolling interest in consolidated entities	120	(14)	134	168	12	156
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	37,350	5,084	32,266	55,021	13,663	41,358
Net income (loss) attributable to the Company	$(204,616)	$(16,282)	$(188,334)	$(288,817)	$(54,299)	$(234,518)

Comparison of the Three Months Ended June 30, 2020 and 2019
Net Income (Loss) Attributable to the Company.   Net loss attributable to the Company increased $188.3 million, from $16.3 million for the three months ended June 30, 2019 (the “2019 quarter”) to $204.6 million for the three months ended June 30, 2020 (the “2020 quarter”) as a result of the factors discussed below.
Revenue.   Rooms revenue from our hotel properties and WorldQuest decreased $290.8 million, or 88.6%, to $37.4 million in the 2020 quarter compared to the 2019 quarter. This decrease is attributable to lower rooms revenue of $7.6 million from our Hotel Dispositions and $283.2 million at our comparable hotel properties and WorldQuest as a result of the COVID-19 pandemic. Our comparable hotel properties experienced a decrease of 36.3% in room rates and a decrease of 6,604 basis points in occupancy.
Food and beverage revenue decreased $66.1 million, or 98.2%, to $1.2 million. This decrease is attributable to lower food and beverage revenue of $1.1 million from our Hotel Dispositions and $65.0 million at our comparable hotel properties and WorldQuest as a result of the COVID-19 pandemic.
Other hotel revenue, which consists mainly of Internet access, parking, spa and business interruption revenue, decreased $14.3 million, or 77.5%, to $4.2 million. This decrease is primarily attributable to a decrease of $319,000 from our Hotel Dispositions, $13.9 million at our comparable hotel properties as a result of the COVID-19 pandemic and lower business interruption revenue of $91,000. In the 2019 quarter, we received $91,000 of business interruption income related to SpringHill Suites BWI Hotel. Other non-hotel revenue decreased $847,000, or 75.4%, to $276,000 in the 2020 quarter as compared to the 2019 quarter.
Hotel Operating Expenses.   Hotel operating expenses decreased $185.1 million, or 73.6%, to $66.6 million. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and management fees. Direct expenses decreased $100.2 million in the 2020 quarter as compared to the 2019 quarter, as a result of the COVID-19 pandemic, which was comprised of a decrease of $2.5 million from our Hotel Dispositions and $97.7 million from our comparable hotel properties and WorldQuest. Direct expenses were 40.1% of total hotel revenue for the 2020 quarter and 28.3% for the 2019 quarter. Indirect expenses and management fees decreased $84.9 million in the 2020 quarter as compared to the 2019 quarter, which was comprised of a decrease of $3.5 million from our Hotel Dispositions and $81.5 million from our comparable hotel properties and WorldQuest as a result of the COVID-19 pandemic.
Property Taxes, Insurance and Other.   Property taxes, insurance and other expense decreased $1.1 million, or 4.9%, to $20.7 million during the 2020 quarter compared to the 2019 quarter, which was primarily due to decrease of $659,000 from our Hotel Dispositions and $403,000 at our comparable hotel properties and WorldQuest.
Depreciation and Amortization.   Depreciation and amortization decreased $2.5 million, or 3.7%, to $65.0 million during the 2020 quarter compared to the 2019 quarter, which was primarily due to a decrease of $1.5 million from our Hotel Dispositions and $986,000 from our comparable hotel properties and WorldQuest.
Impairment Charges.   In the 2020 quarter, we recorded an impairment charge of $27.6 million. On July 9, 2020, the non-recourse mortgage loan secured by eight hotel properties matured. The lender has provided notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. As a result, as of June 30, 2020, the estimated fair value of each hotel property was compared to its carrying value. The impairment charge was comprised of $1.7 million at the Columbus Hampton Inn Easton, $1.8 million at the Canonsburg Homewood Suites Pittsburgh Southpointe, $9.5 million at the Billerica Courtyard, $6.1 million at the Wichita Courtyard, $3.0 million at the Washington Hampton Inn Pittsburgh Meadow Lands, $3.0 million at the Pittsburgh Hampton Inn Waterfront West Homestead and $2.4 million at the Stillwater Residence Inn. In the 2019 quarter, we recorded an impairment charge of $6.5 million that was comprised of $5.1 million at the Courtyard Savannah Downtown and $1.4 million at the Wisconsin Dells Hilton Garden Inn related to their disposition.
Advisory Services Fee.   Advisory services fee decreased $6.1 million, or 37.3%, to $10.2 million in the 2020 quarter compared to the 2019 quarter. The advisory services fee represents fees incurred in connection with the advisory agreement between Ashford Inc. and the Company. In the 2020 quarter, the advisory services fee was comprised of a base advisory fee of $8.6 million, equity-based compensation of $92,000, which is inclusive of a $1.9 million credit related to PSU forfeitures, associated with equity grants of our common stock and LTIP units awarded to the officers and employees of Ashford Inc. and reimbursable expenses of $1.6 million. In the 2019 quarter, the advisory services fee was comprised of a base advisory fee of $9.4 million, equity-based compensation of $4.5 million associated with equity grants of our common stock and LTIP units awarded to the officers and employees of Ashford Inc., reimbursable expenses of $3.0 million and a credit to incentive fee of $636,000.
Corporate, General and Administrative.   Corporate, general and administrative expense increased $1.8 million, or 61.4%, to $4.7 million during the 2020 quarter compared to the 2019 quarter. The increase was primarily attributable to $1.7 million of legal and professional fees, $316,000 of reimbursed operating expenses of Ashford Securities paid by Ashford Trust and other miscellaneous expenses of $46,000, partially offset by lower public company costs of $229,000.
Gain (Loss) on Sale of Assets and Hotel Properties.   Gain (Loss) on sale of assets and hotel properties changed $334,000 from a gain of $328,000 in the 2019 quarter to a loss of $6,000 in the 2020 quarter.
Equity in Earnings (Loss) of Unconsolidated Entities.   Equity in loss of unconsolidated entities decreased $788,000, or 90.9% to $79,000 during the 2020 quarter compared to the 2019 quarter. The 2020 quarter included equity in loss of $79,000 from OpenKey. The 2019 quarter included equity in loss of $767,000 from Ashford Inc. and $100,000 from OpenKey.
Interest Income.   Interest income was $41,000 and $785,000 for the 2020 quarter and the 2019 quarter, respectively.
Other Income (Expense).   Other expense increased $2.8 million, or 831.7%, to $3.1 million during the 2020 quarter compared to the 2019 quarter. In the 2020 quarter, we recorded other expense of $271,000 related to CMBX premiums and interest paid on collateral and a realized loss of $3.0 million on interest rate floors. These expenses were partially offset by other income of $118,000 and a realized gain on marketable securities of $4,000. In the 2019 quarter, we recorded other expense of $271,000 related to CMBX premiums and interest paid on collateral and a realized loss of $225,000 on interest rate floors. These expenses were partially offset by dividend income of $74,000, other income of $65,000 and a realized gain on marketable securities of $19,000.
Interest Expense and Amortization of Loan Costs.   Interest expense and amortization of loan costs increased $20.1 million, or 29.6%, to $88.1 million during the 2020 quarter compared to the 2019 quarter. The increase is due to accruals for additional default interest and late payment charges totaling $43.6 million. These increases were partially offset by lower interest expense and amortization of loan costs of $22.6 million at our comparable hotel properties primarily due to lower LIBOR rates and $926,000 from our Hotel Dispositions. The average LIBOR rates in the 2020 quarter and the 2019 quarter were 0.35% and 2.44%, respectively.
Write-off of Premiums, Loan Costs and Exit Fees.   Write-off of premiums, loan costs and exit fees increased $1.8 million to $1.9 million in the 2020 quarter compared to the 2019 quarter. In the 2020 quarter, we executed several amendments with various lenders, which included deferral of debt service payments and allowed the use of reserves for property-level operating shortfalls and/or to cover debt service payments. Third-party fees incurred in conjunction with these amendments were $336,000 and fees paid to Lismore were $1.6 million, totaling $1.9 million. In the 2019 quarter, we incurred other costs of $90,000.
Unrealized Gain (Loss) on Marketable Securities.   Unrealized gain on marketable securities was $479,000 in the 2020 quarter and $598,000 in the 2019 quarter, which are based on changes in closing market prices during the quarter.
Unrealized Gain (Loss) on Derivatives.   Unrealized gain on derivatives decreased $1.3 million, or 87.0%, to $192,000 in the 2020 quarter compared to the 2019 quarter. In the 2020 quarter, we recognized unrealized gains of $3.4 million on interest rate floors of which $3.0 million is associated with the recognition of realized losses from the expiration of interest rate floors, partially offset by an unrealized loss of $3.2 million from CMBX tranches and $19,000 associated with interest rate caps. In the 2019 quarter, we recognized unrealized gains of $2.1 million from interest rate floors and $225,000 associated with the recognition of realized losses from the expiration of interest rate floors, partially offset by an unrealized loss of $393,000 from CMBX tranches and $472,000 associated with interest rate caps. The fair value of interest rate floors and interest rate caps are primarily based on movements in the LIBOR forward curve and the passage of time. The fair value of credit default swaps is based on the change in value of CMBX indices.
Income Tax (Expense) Benefit.   Income tax (expense) benefit changed $5.9 million, from income tax expense of $3.7 million in the 2019 quarter to an income tax benefit of $2.2 million in the 2020 quarter. This change was primarily due to a decrease in the profitability of our TRS entities in the 2020 quarter compared to the 2019 quarter.
(Income) Loss Attributable to Noncontrolling Interest in Consolidated Entities.   Our noncontrolling interest partner in consolidated entities were allocated a loss of $120,000 and income of $14,000 in the 2020 quarter and the 2019 quarter, respectively.
Net (Income) Loss Attributable to Redeemable Noncontrolling Interests in Operating Partnership.   Net loss attributable to redeemable noncontrolling interests in operating partnership increased $32.3 million, from $5.1 million in the 2019 quarter to $37.4 million in the 2020 quarter. Redeemable noncontrolling interests represented ownership interests of 14.79% and 15.88% in the operating partnership at June 30, 2020 and 2019, respectively.
Comparison of the Six Months Ended June 30, 2020 and 2019
Net Income (Loss) Attributable to the Company.   Net loss attributable to the Company increased $234.5 million from $54.3 million for the six months ended June 30, 2019 (the “2019 period”) to $288.8 million for the six months ended June 30, 2020 (the “2020 period”) as a result of the factors discussed below.
Revenue.   Rooms revenue from our hotel properties and WorldQuest decreased $355.4 million, or 58.4%, to $253.2 million in the 2020 period compared to the 2019 period. This decrease is attributable to lower rooms revenue of $334.3 million at our comparable hotel properties and WorldQuest as a result of the COVID-19 pandemic, $13.4 million from our Hotel Dispositions and $7.8 million from our Hotel Acquisitions. Our comparable hotel properties experienced an decrease of 11.0% in room rates and a decrease of 4,039 basis points in occupancy.
Food and beverage revenue decreased $79.2 million, or 61.7%, to $49.1 million in the 2020 period compared to the 2019 period. This decrease is attributable to lower food and beverage revenue of $76.5 million at our comparable hotel properties as a result of the COVID-19 pandemic and WorldQuest, $2.5 million from our Hotel Dispositions and $279,000 from our Hotel Acquisitions.
Other hotel revenue, which consists mainly of Internet access, parking, spa and business interruption revenue, decreased $13.2 million, or 38.0%, to $21.5 million in the 2020 period compared to the 2019 period. This decrease is attributable to lower other revenue of $12.8 million from our comparable hotel properties and WorldQuest as a result of the COVID-19 pandemic, $595,000 from our Hotel Dispositions and lower business interruption revenue of $91,000, partially offset by higher other revenue of $326,000 from our Hotel Acquisitions. In the 2019 period, we received $91,000 of business interruption income related to SpringHill Suites BWI Hotel. No business interruption income was recorded in the 2020 period. Other non-hotel revenue decreased $1.1 million, or 52.3%, to $1.0 million in the 2020 period.
Hotel Operating Expenses.   Hotel operating expenses decreased $211.9 million, or 44.1%, to $268.3 million in the 2020 period compared to the 2019 period. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and management fees. Direct expenses decreased $115.4 million in the 2020 period compared to the 2019 period, which was comprised of a decrease of $108.7 million from our comparable hotel properties and WorldQuest as a result of the COVID-19 pandemic, $4.5 million from our Hotel Dispositions and $2.1 million from our Hotel Acquisitions. Direct expenses were 33.4% of total hotel revenue for 2020 and 29.0% for the 2019 period. Indirect expenses and management fees decreased $96.5 million in the 2020 period compared to the 2019 period, which was comprised of a decrease of $88.8 million from our comparable hotel properties and WorldQuest as a result of the COVID-19 pandemic, $6.2 million from our Hotel Dispositions and $1.5 million from our Hotel Acquisitions.
Property Taxes, Insurance and Other.   Property taxes, insurance and other expense decreased $987,000 or 2.3%, to $41.2 million in the 2020 period compared to the 2019 period, which was primarily due to an decrease of $1.1 million from our Hotel Dispositions and $664,000 at our comparable hotel properties, partially offset by an increase of $236,000 from our Hotel Acquisitions and the receipt of a property tax refund of $590,000 in the 2019 period.
Depreciation and Amortization.   Depreciation and amortization decreased $3.3 million or 2.5%, to $131.4 million in the 2020 period compared to the 2019 period, which was primarily due to $2.6 million from our Hotel Dispositions, $662,000 from our Hotel Acquisitions and $28,000 at our comparable hotel properties and WorldQuest.
Impairment Charges.   Impairment charges increased $48.7 million, or 745.2%, to $55.2 million in the 2020 period compared to the 2019 period. In the first quarter of 2020 we recorded an impairment charge of $27.6 million that was comprised of $13.9 million at the Columbus Hampton Inn Easton, $10.0 million at the Canonsburg Homewood Suites Pittsburgh Southpointe and $3.7 million at the Phoenix Hampton Inn Airport North as a result of reduced estimated cash flows resulting from the COVID-19 pandemic and changes to the expected holding periods of these hotel properties. In the second quarter we recorded an impairment charge of $27.6 million. On July 9, 2020, the non-recourse mortgage loan secured by eight hotel properties matured. The lender has provided notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. As a result, as of June 30, 2020, the estimated fair value of each hotel property was compared to its carrying value. The impairment charge was comprised of $1.7 million at the Columbus Hampton Inn Easton, $1.8 million at the Canonsburg Homewood Suites Pittsburgh Southpointe, $9.5 million at the Billerica Courtyard, $6.1 million at the Wichita Courtyard, $3.0 million at the Washington Hampton Inn Pittsburgh Meadow Lands, $3.0 million at the Pittsburgh Hampton Inn Waterfront West Homestead and $2.4 million at the Stillwater Residence Inn. We recorded an impairment charge of $6.5 million in the 2019 period, which was comprised of $5.1 million at the Courtyard Savannah Downtown and $1.4 million at the Wisconsin Dells Hilton Garden Inn.
Advisory Services Fee.   Advisory services fee decreased $7.1 million, or 21.7%, to $25.5 million in the 2020 period compared to the 2019 period. The advisory services fee represents fees incurred in connection with the advisory agreement between Ashford Inc. and the Company. In the 2020 period, the advisory services fee was comprised of a base advisory fee of $17.5 million, equity-based compensation of $4.6 million associated with equity grants of our common stock and LTIP units awarded to the officers and employees of Ashford Inc., which is inclusive of a $1.9 million credit related to PSU forfeitures, and reimbursable expenses of $3.4 million. In the 2019 period, the advisory services fee was comprised of a base advisory fee of $18.4 million, equity-based compensation of $8.8 million associated with equity grants of our common stock and LTIP units awarded to the officers and employees of Ashford Inc. and reimbursable expenses of $5.4 million.
Corporate, General and Administrative.   Corporate, general and administrative expense increased $2.7 million, or 48.6%, to $8.2 million in the 2020 period compared to the 2019 period. The increase was primarily attributable to higher legal and professional fees of $2.0 million and $1.0 million of reimbursed operating expenses of Ashford Securities paid by Ashford Trust, partially offset by lower public company costs of $174,000 and $172,000 of other miscellaneous expenses.
Gain (Loss) on Sale of Assets and Hotel Properties.   Gain on sale of assets and hotel properties was $3.6 million and $561,000 in the 2020 and 2019 periods, respectively. The gain in the 2020 period of $3.6 million was related to the sale of the Annapolis Crowne Plaza. The gain in the 2019 period was related to the sale of assets at the Santa Fe La Posada, Hilton Santa Cruz/Scotts Valley and the Embassy Suites New York Manhattan Times Square related to ERFP.
Equity in Earnings (Loss) of Unconsolidated Entities.   Equity in loss of unconsolidated entities decreased $1.8 million, or 91.8%, to $158,000 in the 2020 period compared to the 2019 period. The 2020 period included equity in loss of $158,000 from OpenKey. The 2019 period included equity in loss of $1.7 million from Ashford Inc. and $216,000 from OpenKey.

Interest Income.   Interest income was $652,000 and $1.6 million for the 2020 period and the 2019 period, respectively.
Other Income (Expense).   Other expense increased $973,000, or 148.8%, to $1.6 million in the 2020 period compared to the 2019 period. In the 2020 period, we recorded expense of $540,000 from CMBX premiums and interest paid on collateral, a realized loss of $3.2 million on interest rate floors and other expense of $2,000. These expenses were partially offset by a realized gain of $2.1 million on sale of marketable securities and dividend income of $31,000. In the 2019 period, we recorded other expense of $537,000 related to CMBX premiums and interest paid on collateral and a realized loss of $388,000 on interest rate floors. These expenses were partially offset by dividend income of $121,000, other income of $134,000 and realized gain on marketable securities of $16,000.
Interest Expense and Amortization of Loan Costs.   Interest expense and amortization of loan costs increased $11.0 million, or 8.2%, to $145.2 million in the 2020 period compared to the 2019 period. The increase is primarily due to $2.5 million from our Hotel Acquisitions and accruals for additional default interest and late payment charges totaling $43.6 million. These increases were partially offset by decreases of $33.3 million at our comparable hotel properties due to lower LIBOR rates and lower interest expense and amortization of loan costs of $1.8 million from our Hotel Dispositions. The average LIBOR rates in the 2020 period and the 2019 period were 0.89% and 2.47%, respectively.
Write-off of Premiums, Loan Costs and Exit Fees.   Write-off of premiums, loan costs and exit fees decreased $122,000 to $2.0 million in the 2020 period compared to the 2019 period. In the 2020 period, we executed several amendments with various lenders, which included deferral of debt service payments and allowed the use of reserves for property-level operating shortfalls and/or to cover debt service payments. Third-party fees incurred in conjunction with these amendments were $336,000 and fees paid to Lismore were $1.6 million, totaling $1.9 million. We also wrote-off unamortized loan costs of $47,000 and incurred other costs of $48,000 as a result of a loan refinance. In the 2019 period, we wrote off $2.1 million of loan costs related to a refinanced mortgage loan and incurred other costs of $90,000.
Unrealized Gain (Loss) on Marketable Securities.   We recorded a $998,000 unrealized loss on marketable securities in the 2020 period and a $1.4 million unrealized gain on marketable securities in the 2019 period, which are based on changes in closing market prices during the period.
Unrealized Gain (Loss) on Derivatives.   Unrealized loss on derivatives changed $6.1 million from an unrealized loss of $1.5 million in the 2019 period to an unrealized gain of $4.6 million in the 2020 period. In the 2020 period, we recognized unrealized gains of $696,000 related to CMBX tranches, $4.0 million from interest rate floors of which $3.2 million is associated with the recognition of realized losses from the expiration of interest rate floors, partially offset by an unrealized loss of $70,000 associated with interest rate caps. In the 2019 period, we recognized an unrealized loss of $2.7 million from CMBX tranches and $1.1 million associated with interest rate caps, partially offset by unrealized gains of $1.9 million from interest rate floors and $388,000 associated with the recognition of realized losses from the expiration of interest rate floors. The fair value of interest rate floors and interest rate caps are primarily based on movements in the LIBOR forward curve and the passage of time. The fair value of credit default swaps is based on the change in value of CMBX indices.
Income Tax (Expense) Benefit.   Income tax (expense) benefit changed $5.2 million, from income tax expense of $3.3 million in the 2019 period to an income tax benefit of $1.9 million in the 2020 period. This change was primarily due to a decrease in the profitability of our TRS entities in the 2020 period compared to the 2019 period.
(Income) Loss from Consolidated Entities Attributable to Noncontrolling Interests.   Our noncontrolling interest partner in consolidated entities were allocated losses of $168,000 and $12,000 in the 2020 and 2019 periods, respectively.
Net (Income) Loss Attributable to Redeemable Noncontrolling Interests in Operating Partnership.    Noncontrolling interests in operating partnership were allocated net losses of $55.0 million and $13.7 million in the 2020 and 2019 periods, respectively. Redeemable noncontrolling interests represented ownership interests of 14.79% and 15.88% in the operating partnership at June 30, 2020 and 2019, respectively.

Liquidity and Capital Resources
COVID-19, Management’s Plan and Liquidity
In December 2019, COVID-19 was identified in Wuhan, China, which subsequently spread to other regions of the world, and has resulted in significant travel restrictions and extended shutdown of numerous businesses in every state in the United States. In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. Since late February 2020, we have experienced a significant decline in occupancy and RevPAR and we expect the significant occupancy and RevPAR declines associated with COVID-19 to continue as we are experiencing significant reservation cancellations as well as a significant reduction in new reservations. The prolonged presence of the virus has resulted in health and other government authorities imposing widespread restrictions on travel and other businesses. The hotel industry and our portfolio have experienced the postponement or cancellation of a significant number of business conferences and similar events. Following the government mandates and health official orders, in March 2020, the Company temporarily suspended operations at 23 of its 116 hotels and dramatically reduced staffing and expenses at its hotels that remain operational. As of June 30, 2020 operations at five of the Company’s hotels remain temporarily suspended. COVID-19 has had a significant negative impact on the Company’s operations and financial results to date. The full financial impact of the reduction in hotel demand caused by the pandemic and suspension of operations at the Company’s hotels cannot be reasonably estimated at this time due to uncertainty as to its severity and duration. The Company expects that the COVID-19 pandemic will have a significant negative impact on the Company’s results of operations, financial position and cash flow for at least the remainder of 2020 and into 2021. As a result, the Company suspended the quarterly cash dividend on its common shares for the first and second quarters of 2020 and likely for all of 2020, suspended quarterly cash dividend on its preferred stock for the second quarter, reduced planned capital expenditures, and working closely with its hotel managers, significantly reduced its hotels’ operating expenses. In addition, under Maryland law the Company will not be able to declare and pay dividends on any of its Preferred Stock or its Common Stock unless, after giving effect to the payment, the Company’s assets will exceed its liabilities and it will continue to be able to pay its debts as they become due in the usual course of business. The Company’s advisor adopted a remote-work policy at its corporate office in an effort to protect the health and safety of its employees and does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.
Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. On August 21, 2020, we announced that the Embassy Suites Midtown Manhattan Times Square was sold subject to the loan and the proceeds of the sale were used to repay the mezzanine loans for the properties. As a result, we have been released from all obligations under the loan and the mezzanine loan for the Embassy Suites Midtown Manhattan Times Square. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. On August 21, 2020, we also announced that we completed a consensual assignment of the entities that own the Rockbridge Portfolio in lieu of a UCC sale. As a result, we have been released from all obligations under any debt directly or indirectly secured by the Rockbridge Portfolio. The Company is in the process of negotiating forbearance agreements with its lenders. At this time, forbearance agreements have been executed on some, but not all of our loans. On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a

$907.0 million loan secured by nineteen of our hotels. The forbearance agreement allows the Company to defer interest payments for six months in exchange for the Company’s agreement to a repayment schedule of the deferred interest payments. In the aggregate, including the Highland Pool loan, we have entered into forbearance and other agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of approximately $1.3 billion out of approximately $4.1 billion in property level debt outstanding as of June 30, 2020. Additionally, certain of the Company’s hotel properties are subject to ground leases rather than a fee simple interest, with respect to all or a portion of the real property at those hotels. It is possible the Company will default on some or all of the ground leases within the next twelve months.
As of June 30, 2020, the Company held cash and cash equivalents of $165.5 million and restricted cash of $95.3 million. During the three months ended June 30, 2020, we utilized cash, cash equivalents and restricted cash of $106.2 million. We are currently experiencing significant variability in the operating cash flows of our hotel properties, and we continue to negotiate forbearance agreements with our lenders. Additionally as discussed above we have received various acceleration notices and UCC sale notices from our lenders. We are also taking several steps to reduce our cash utilization and potentially raise additional capital. All of these items create uncertainty surrounding future cash flows. As a result of these uncertainties, management cannot reasonably estimate how long the Company’s current cash, cash equivalents and restricted cash will last, but if our cash utilization going forward is consistent with the second quarter of 2020 and we do not raise additional capital, it is possible that the Company may utilize all of its cash, cash equivalents and restricted cash within the next twelve months.
Based on these factors, the Company has determined that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. U.S. generally accepted accounting principles require that in making this determination, the Company cannot consider any remedies that are outside of the Company’s control and have not been fully implemented. As a result, the Company could not consider future potential fundraising activities, whether through equity or debt offerings, dispositions of hotel properties or the likelihood of obtaining forbearance agreements as we could not conclude they were probable of being effectively implemented. Any forbearance agreements will most likely lead to increased costs, increased interest rates, additional restrictive covenants and other possible lender protections. In addition to or in lieu of obtaining forbearance agreements as described above, the Company could transfer the hotels securing the mortgage loans to the respective lenders.
The spread of COVID-19 and the recent developments surrounding the global pandemic are having significant negative impacts on our business. In response to the impact of COVID-19 on the hospitality industry, the Company is deploying numerous strategies and protocols to provide financial flexibility going forward to navigate this crisis, including:
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as of July 31, 2020, the Company has temporarily suspended operations at four hotel properties. The Company’s remaining 112 hotel properties are open and operating;

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the Company has significantly reduced its planned spending for capital expenditures for the fiscal year to a range of $30-$50 million;

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the Company has suspended its common dividend conserving approximately $7 million per quarter;

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the Company has suspended its preferred stock dividends conserving approximately $10.6 million per quarter;

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the Company has taken proactive and aggressive actions to protect liquidity and reduce corporate expenses through the curtailment of all non-essential expenses resulting in an approximate 25% reduction in corporate, general and administrative and reimbursable expenses and will continue to take all necessary additional actions to preserve capital and liquidity;

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the Company ended the quarter with cash and cash equivalents of $165.5 million and restricted cash of $95.3 million. The vast majority of the restricted cash is comprised of lender and manager held reserves. The Company is currently working with its property managers and lenders in order to utilize lender and manager held reserves to fund operating shortfalls. At the end of the quarter, there was also $12.9 million due to the Company from third-party hotel managers, which is the Company’s cash held by one of its property managers which is also available to fund hotel operating costs; and

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the Company has partnered with local government agencies, medical staffing organizations, and hotel brands to support COVID-19 response efforts. To date, through various initiatives, 86 Ashford Trust hotels have provided temporary lodging for first responders, health care professionals, and other community residents impacted by the pandemic.

Our cash position from operations is affected primarily by macro industry movements in occupancy and rate as well as our ability to control costs. Further, interest rates can greatly affect the cost of our debt service as well as the value of any financial hedges we may put in place. We monitor industry fundamentals and interest rates very closely. Capital expenditures above our reserves will affect cash flow as well.
Certain of our loan agreements contain cash trap provisions that may get triggered if the performance of our hotels decline. When these provisions are triggered, substantially all of the profit generated by our hotels is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders. These cash trap provisions have been triggered on nearly all of our mortgage loans containing cash trap provisions.
We have entered into certain customary guaranty agreements pursuant to which we guaranty payment of any recourse liabilities of our subsidiaries or joint ventures that may result from non-recourse carve-outs, which include, but are not limited to fraud, misrepresentation, willful misconduct resulting in waste, misappropriations of rents following an event of default, voluntary bankruptcy filings, unpermitted transfers of collateral, delinquency of trade payables and certain environmental liabilities. Certain of these guarantees represent a guaranty of material amounts, and if we are required to make payments under those guarantees, our liquidity could be adversely affected.
Pursuant to the advisory agreement between us and our advisor, we must pay our advisor on a monthly basis a base management fee, subject to a minimum base management fee. The minimum base management fee is equal to the greater of: (i) 90% of the base fee paid for the same month in the prior fiscal year; and (ii) 1/12th of the “G&A Ratio” for the most recently completed fiscal quarter multiplied by our total market capitalization on the last balance sheet date included in the most recent quarterly report on Form 10-Q or annual report on Form 10-K that we file with the SEC. Thus, even if our total market capitalization and performance decline, we will still be required to make payments to our advisor equal to the minimum base management fee, which could adversely impact our liquidity and financial condition.
On December 5, 2017, the Board of Directors reapproved a stock repurchase program (the “Repurchase Program”) pursuant to which the Board of Directors granted a repurchase authorization to acquire shares of the Company’s Common Stock, par value $0.01 per share having an aggregate value of up to $200 million. The Board of Directors’ authorization replaced any previous repurchase authorizations. No shares were repurchased during the three and six months ended June 30, 2020 pursuant to the Repurchase Program.
On December 11, 2017, we entered into equity distribution agreements with certain sales agents to sell from time to time shares of our Common Stock having an aggregate offering price of up to $100.0 million. Sales of shares of our Common Stock, if any, may be made in negotiated transactions or transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 of the Securities Act, including sales made directly on the NYSE, the existing trading market for our Common Stock, or sales made to or through a market maker other than on an exchange or through an electronic communications network. We will pay each of the sales agents a commission, which in each case shall not be more than 2.0% of the gross sales price of the shares of our Common Stock sold through such sales agent. No shares were issued during the three and six months ended June 30, 2020. As of June 30, 2020, we have issued approximately 2.4 million shares of our Common Stock for gross proceeds of approximately $15.5 million leaving approximately $84.5 million available under the program. For further discussion of the equity distribution agreements, see the Recent Developments section included above in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.
On January 22, 2019, in connection with the acquisition of the Embassy Suites New York Manhattan Times Square, we closed on a $145.0 million mortgage loan. This mortgage loan is interest only and provides for an interest rate of LIBOR + 3.90%. The stated maturity date of the mortgage loan is February 2022, with two one-year extensions. The mortgage loan is secured by the Embassy Suites New York Manhattan Times Square.

On February 26, 2019, in connection with the acquisition of the Hilton Santa Cruz/Scotts Valley, we assumed a $25.3 million non-recourse mortgage loan with a fair value of $24.9 million. This mortgage loan amortizes monthly and provides for a fixed interest rate of 4.66%. The stated maturity date of the mortgage loan is March 2025. The mortgage loan is secured by the Hilton Santa Cruz/Scotts Valley.
On March 5, 2019, we refinanced our $178.1 million mortgage loan, secured by the Renaissance Nashville and Westin Princeton. The new mortgage loan totals $240.0 million. The mortgage loan is interest only and provides for an interest rate of LIBOR + 2.75%. The stated maturity is March 2021 with five one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Renaissance Nashville and Westin Princeton.
On June 7, 2019, we amended the mortgage loan secured by the Fort Worth Ashton totaling $5.2 million. The amended mortgage loan totaling $8.9 million has a five-year term, is interest only and bears interest at a rate of LIBOR + 2.00%.
On August 2, 2019, we repaid $26.8 million of principal on our mortgage loan partially secured by the San Antonio Marriott as a result of the sale of the hotel property.
On August 6, 2019, we repaid $7.7 million of principal on our mortgage loan secured by the Hilton Garden Inn Wisconsin Dells as a result of the sale of the hotel property.
On August 14, 2019, we repaid $28.8 million of principal on our mortgage loan partially secured by the Courtyard Savannah as a result of the sale of the hotel property.
On September 25, 2019, Ashford Inc. announced the formation of Ashford Securities to raise retail capital in order to grow its existing and future platforms. In conjunction with the formation of Ashford Securities, the Company has entered into a contribution agreement with Ashford Inc. pursuant to which the Company has agreed to contribute, with Braemar, up to $15.0 million to fund the operations of Ashford Securities. These costs will be allocated initially to the Company and Braemar based on an allocation percentage of 75% to the Company and 25% to Braemar. Upon reaching the earlier of $400 million in aggregate non-listed preferred equity offerings raised or June 10, 2023, there will be a true up between the Company and Braemar whereby the actual capital contributions contributed by each company will be based on the actual amount of capital raised by the Company and Braemar, respectively. After the True-up Date, the capital contributions will be allocated between the Company and Braemar quarterly based on the actual capital raised through Ashford Securities. Funding advances will be expensed as the expenses are incurred by Ashford Securities. As of December 31, 2019, the Company has funded approximately $2.5 million.
On October 2, 2019, the Company entered into a stock purchase agreement with Ashford LLC under which Ashford LLC purchased all of the common of Ashford Inc. stock held by our TRS subsidiaries, totaling 393,077 shares, for $30 per share, resulting in total proceeds of approximately $11.8 million to the Company.
On October 15, 2019, we repaid approximately $8.0 million principal on our mortgage loan partially secured by the Hilton St. Petersburg Bayfront as a result of the sale of the 1.65-acre parking lot adjacent to hotel.
On December 27, 2019, we amended the mortgage loan secured by the Indigo Atlanta totaling $16.0 million. The amended mortgage loan totaling $16.1 million has a three-year term, is interest only and bears interest at a rate of LIBOR + 2.25%. The stated maturity is December 2022 with two one-year extension options, subject to the satisfaction of certain conditions.
On January 9, 2020, we refinanced our $43.8 million mortgage loan, secured by the Le Pavillon in New Orleans, Louisiana. In connection with the refinance we reduced the loan amount by $6.8 million. The new mortgage loan totals $37.0 million. The new mortgage loan is interest only and provides for an interest rate of LIBOR + 3.40%. The stated maturity is January 2023 with two one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Le Pavillon.
On July 20, 2020, the Company filed the Registration Statement with the Securities and Exchange Commission. The Company is offering to exchange any and all of the outstanding shares of the Preferred Stock for, at the election of each holder, consideration in the form of cash or shares of Common Stock.

Secured Credit Facility.   On September 26, 2019, our secured revolving credit facility expired. We did not draw on the secured revolving credit facility while it was outstanding. Cash flows from operations, capital market activities and property refinancing proceeds have provided sufficient liquidity throughout the term of the secured revolving credit facility. Accordingly, the absence of a credit facility is not expected to have a significant impact on our liquidity.
Sources and Uses of Cash
Our principal sources of funds to meet our cash requirements include: cash on hand, cash flow from operations, capital market activities, property refinancing proceeds and asset sales. Additionally, our principal uses of funds are expected to include possible operating shortfalls, owner-funded capital expenditures, dividends, new investments, and debt interest and principal payments. Items that impacted our cash flow and liquidity during the periods indicated are summarized as follows:
Net Cash Flows Provided by (Used in) Operating Activities.   Net cash flows provided by (used in) operating activities, pursuant to our consolidated statements of cash flows, which includes changes in balance sheet items, were $177.2 million and $181.6 million for the years ended December 31, 2019 and 2018, respectively, and were $(64.8) million and $92.3 million for the six months ended June 30, 2020 and 2019, respectively. Cash flows provided by/used in operations were impacted by the COVID󰓆19 pandemic, changes in hotel operations, our hotel acquisitions and dispositions in 2019 and 2020 as well as the timing of collecting receivables from hotel guests, paying vendors, settling with derivative counterparties, settling with related parties and settling with hotel managers.
Net Cash Flows Provided by (Used in) Investing Activities.   For the year ended December 31, 2019, investing activities used net cash flows of $253.2 million, which primarily consisted of cash outflows of $159.2 million for capital improvements made to various hotel properties, $212.6 million primarily for the purchase of the Embassy Suites New York Manhattan Times Square and Hilton Santa Cruz/Scotts Valley, a $647,000 investment in OpenKey and $475,000 of payments for initial franchise fees. Cash outflows were partially offset by cash inflows of $102.7 million from proceeds received from the sales of the San Antonio Marriott, Hilton Garden Inn Wisconsin Dells, Courtyard Savannah, SpringHill Suites Jacksonville, a parking lot adjacent to the Hilton St. Petersburg Bayfront and FF&E for ERFP, $11.8 million of proceeds from the sale of our investment in Ashford Inc., $4.0 million of proceeds from franchise agreement extensions and $1.2 million of proceeds from property insurance.
For the year ended December 31, 2018, investing activities used net cash flows of $329.6 million which primarily consisted of cash outflows of $162.6 million primarily for the purchase of the Hilton Alexandria Old Town and La Posada de Santa Fe and $207.3 million for capital improvements made to various hotel properties, $667,000 investment in OpenKey and $329,000 of payments for initial franchise fees. These outflows were partially offset by inflows of $40.6 million from proceeds received from the sales of the SpringHill Suites Glen Allen, SpringHill Suites Centreville and Residence Inn Tampa and $651,000 of proceeds from property insurance.
For the six months ended June 30, 2020, net cash flows used in investing activities were $25.0 million. Cash outflows primarily consisted of $29.8 million for capital improvements made to various hotel properties, partially offset by cash inflows of $4.7 million from proceeds received from the sale of the Crowne Plaza Annapolis.
For the six months ended June 30, 2019, net cash flows used in investing activities were $277.8 million. Cash outflows primarily consisted of $81.5 million for capital improvements made to various hotel properties and $213.1 million primarily for the acquisitions of the Hilton Santa Cruz/Scotts Valley and Embassy Suites New York Manhattan Times Square. Cash outflows were partially offset by $13.1 million from proceeds received from the sale of FF&E for ERFP and $4.0 million of proceeds from a franchise agreement extension.
Net Cash Flows Provided by (Used in) Financing Activities.   For the year ended December 31, 2019, net cash flows provided by financing activities were $34.4 million. Cash inflows consisted of $404.8 million in borrowings on indebtedness. Cash inflows were partially offset by cash outflows, which consisted of $272.4 million for repayments of indebtedness, $86.2 million for dividend and distribution payments to common and preferred stockholders and unitholders, $9.6 million for payments of loan costs and exit fees, $1.1 million of payments for derivatives and $1.0 million for the repurchase of Common Stock.
For the year ended December 31, 2018, net cash flows provided by financing activities were $115.8 million. Cash inflows consisted primarily of $2.7 billion in borrowings on indebtedness $14.8 million from issuance of Common Stock and a $16.1 million deposit on ERFP assets from Ashford LLC. Cash inflows were partially offset by cash outflows primarily consisting $2.5 billion for repayments of indebtedness, $97.4 million for dividend and distribution payments to common and preferred stockholders and unitholders, $55.6 million for payments of loan costs and exit fees, $3.2 million of payments for derivatives and $1.6 million for the repurchase of Common Stock.
For the six months ended June 30, 2020, net cash flows used in financing activities were $47.7 million. Cash outflows were $96.3 million for repayments of indebtedness, $28.6 million for dividend payments to common and preferred stockholders and unitholders and $10.3 million for payments of loan costs and exit fees, partially offset by cash inflows of $88.0 million from borrowings on indebtedness.
For the six months ended June 30, 2019, net cash flows provided by financing activities were $146.2 million. Cash inflows primarily consisted of $388.7 million of borrowings on indebtedness. Cash inflows were partially offset by cash outflows of $181.2 million for repayments of indebtedness, $50.3 million for dividend payments to common and preferred stockholders and unitholders, $9.1 million for payments of loan costs and exit fees, $906,000 for the repurchase of Common Stock and $1.0 million of payments of derivatives.
We are required to maintain certain financial ratios under various debt and derivative agreements. If we violate covenants in any debt or derivative agreement, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. The Company is in the process of negotiating forbearance agreements with its lenders. At this time, forbearance agreements have been executed on some, but not all of our loans. On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a $907.0 million loan secured by nineteen of our hotels. The forbearance agreement allows the Company to defer interest payments for six months in exchange for the Company’s agreement to a repayment schedule of the deferred interest payments. In the aggregate, including the Highland Pool loan, we have entered into forbearance and other agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of $1.3 billion out of $4.1 billion in property level debt outstanding as of June 30, 2020.
In addition, the senior lenders and mezzanine lenders who hold notes secured by the Embassy Suites New York Manhattan Times Square are parties to a guaranty with a third party, which guaranty the mezzanine lenders can call upon to make payment of up to $20 million now that the mezzanine loans have been accelerated. As of June 30, 2020, the principal and accrued interest amount of the notes currently held by the senior lenders, senior mezzanine lenders and junior mezzanine lenders was approximately $111.7 million, $27.4 million and $10.5 million, respectively. If the lenders call upon the guaranty, and the third party guarantor makes payments under the guaranty, the guarantor has the right to require us to reimburse them for the amount paid under the guaranty. If we do not reimburse the guarantor, the guarantor will have the option to purchase the equity in the entity which owns the Embassy Suites New York Manhattan Times Square hotel for $1.
Mortgage and mezzanine loans are nonrecourse to the borrowers, except for customary exceptions or carve-outs that trigger recourse liability to the borrowers in certain limited instances. Recourse obligations typically include only the payment of costs and liabilities suffered by lenders as a result of the occurrence of certain bad acts on the part of the borrower. However, in certain cases, carve-outs could trigger recourse obligations on the part of the borrower with respect to repayment of all or a portion of the outstanding principal amount of the loans. We have entered into customary guaranty agreements pursuant to which we guaranty payment of any recourse liabilities of the borrowers that result from non-recourse carve-outs (which include, but are not limited to, fraud, misrepresentation, willful conduct resulting in waste, misappropriations of rents following an event of default, voluntary bankruptcy filings, unpermitted transfers of collateral, and certain environmental liabilities). In the opinion of management, none of these guaranty agreements, either individually or in the aggregate, are likely to have a material adverse effect on our business, results of operations, or financial condition.
Based on our current level of operations, we do not expect that our cash flow from operations and our existing cash balances will be adequate to meet upcoming anticipated requirements for interest and principal payments on debt (excluding any potential final maturity payments), working capital, and capital expenditures for the next 12 months and dividends required to maintain our status as a REIT for U.S. federal income tax purposes. With respect to upcoming maturities, no assurances can be given that we will be able to refinance our 2020 final debt maturities. Additionally, no assurances can be given that we will obtain additional financings or, if we do, what the amount and terms will be. Our failure to obtain future financing under favorable terms could adversely impact our ability to execute our business strategy or may result in lender foreclosure.
We are committed to an investment strategy where we will pursue hotel-related investments as suitable situations arise. Funds for future hotel-related investments are expected to be derived, in whole or in part, from cash on hand, future borrowings under a credit facility or other loans, or proceeds from additional issuances of Common Stock, preferred stock, or other securities, asset sales, and joint ventures. However, we have no formal commitment or understanding to invest in additional assets, and there can be no assurance that we will successfully make additional investments. We may, when conditions are suitable, consider additional capital raising opportunities.
Our existing hotel properties are mostly located in developed areas with competing hotel properties. Future occupancy, ADR, and RevPAR of any individual hotel could be materially and adversely affected by an increase in the number or quality of competitive hotel properties, home sharing companies or apartment operators offering short-term rentals in its market area. Competition could also affect the quality and quantity of future investment opportunities.
Dividend Policy.   During each of the quarters in the year ended December 31, 2019 our Board of Directors declared quarterly dividends of $0.12, $0.06, $0.06, and $0.06, per share of outstanding Common Stock. During each of the years ended December 31, 2018 and 2017 our Board of Directors declared quarterly dividends of $0.12 per share of outstanding Common Stock. In December 2019, the Board of Directors approved our 2020 dividend policy which stated our then-expectation to pay a quarterly dividend payment of $0.06 per share for 2020. As previously disclosed, the approval of our dividend policy did not commit our Board of Directors to declare future dividends. As a result of the impact of COVID-19 on our business, we expect that the Board of Directors will reconsider our previously announced dividend policy and may take further action with respect to 2020 dividends, including by eliminating or significantly reducing the dividend until such time as our business operating environment improves. The Board of Directors will continue to review our dividend policy with respect to both our Common Stock and preferred stock and make future announcements with respect thereto.

In December 2019, the Board of Directors approved our 2020 dividend policy which stated our then-expectation to pay a quarterly dividend payment of $0.06 per share for 2020. As previously disclosed, the approval of our dividend policy did not commit our Board of Directors to declare future dividends. On March 16, 2020, the Company and its Board of Directors announced a suspension of its previously disclosed 2020 Common Stock dividend policy. The Company did not pay a dividend on its Common Stock for the first quarter ended March 31, 2020. The Board of Directors will continue to review our dividend policy and make future announcements with respect thereto.
We may incur indebtedness to meet distribution requirements imposed on REITs under the Code to the extent that working capital and cash flow from our investments are insufficient to fund required distributions. Alternatively, we may elect to pay dividends on our Common Stock in cash or a combination of cash and shares of securities as permitted under U.S. federal income tax laws governing REIT distribution requirements. We may pay dividends in excess of our cash flow.
Seasonality
Our properties’ operations historically have been seasonal as certain properties maintain higher occupancy rates during the summer months, while certain other properties maintain higher occupancy rates during the winter months. This seasonality pattern can cause fluctuations in our quarterly lease revenue under our percentage leases. Quarterly revenue also may be adversely affected by renovations and repositionings, our managers’ effectiveness in generating business and by events beyond our control, such as the COVID-19 pandemic and government-issued travel restrictions in response, extreme weather conditions, natural disasters, terrorist attacks or alerts, civil unrest, government shutdowns, airline strikes or reduced airline capacity, economic factors and other considerations affecting travel. To the extent that cash flows from operations are insufficient during any quarter to enable us to make quarterly distributions to maintain our REIT status due to temporary or seasonal fluctuations in lease revenue, we expect to utilize cash on hand, borrowings and Common Stock to fund required distributions. However, we cannot make any assurances that we will make distributions in the future.
Off-Balance Sheet Arrangements
In the normal course of business, we form partnerships or joint ventures that operate certain hotels. We evaluate each partnership and joint venture to determine whether the entity is a VIE. If the entity is determined to be a VIE, we assess whether we are the primary beneficiary and need to consolidate the entity. For further discussion of the company’s VIEs, see note 2 to our consolidated financial statements.
Contractual Obligations
Beginning April 1, 2020 we did not make principal or interest payments under nearly all of our mortgage loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. The Company is in the process of negotiating forbearance agreements with its lenders. At this time, forbearance agreements have been executed on some, but not all of our loans. As of July 31, 2020, we have entered into forbearance and other agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of approximately $1.3 billion out of approximately $4.1 billion in property level debt outstanding as of June 30, 2020.

Critical Accounting Policies
Our significant accounting policies are fully described in Note 2 to our consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, which are attached to this Prospectus/Consent Solicitation. We believe that the following discussion addresses our most critical accounting policies, representing those policies considered most vital to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective, and complex judgments.
Impairment of Investments in Hotel Properties — Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding period, and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. Asset write-downs resulting from property damage are recorded up to the amount of the allocable property insurance deductible in the period that the property damage occurs. We recorded impairment charges of $33.6 million, $23.4 million and $10.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. See Note 5 to our consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019. During the three and six months ended June 30, 2020, we recorded impairment charges of $27.6 million and $55.2 million, respectively. See Note 5 to our consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019.
Income Taxes — As a REIT, we generally are not subject to federal corporate income tax on the portion of our net income (loss) that does not relate to taxable REIT subsidiaries. However, Ashford TRS is treated as a TRS for U.S. federal income tax purposes. In accordance with authoritative accounting guidance, we account for income taxes related to Ashford TRS using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. See note 19 to our consolidated financial statements.
At June 30, 2020, December 31, 2019 and 2018, we recorded a valuation allowance of $27.1 million, $7.7 million and $10.0 million, respectively on the net deferred tax assets of our taxable REIT subsidiaries. At each reporting date, we evaluate whether it is more likely than not that we will utilize all or a portion of our deferred tax assets. We consider all available positive and negative evidence, including historical results of operations, projected future taxable income, carryback potential and scheduled reversals of deferred tax liabilities. At June 30, 2020 and December 31, 2019, we had net operating loss carryforwards for U.S. federal income tax purposes of $92.6 million and $11.7 million, respectively which begin to expire in 2030. Management determined that it is more likely than not that as of June 30, 2020 and December 31, 2019, $27.1 million and $7.7 million, respectively, of our net deferred tax assets will not be realized, and a valuation allowance has been recorded accordingly. At June 30, 2020, Ashford Hospitality Trust, Inc., our REIT, had net operating loss carryforwards for U.S. federal income tax purposes of $562.0 million, based on the latest filed tax return, which begin to expire in 2024, and are available to offset future taxable income, if any, through 2037. Any tax net operating losses incurred may be subject to annual limitations under IRC Section 382 and similar state provisions.
The “Income Taxes” topic of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2015 through 2019 remain subject to potential examination by certain federal and state taxing authorities.
Recently Adopted Accounting Standards
In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard establishes a ROU model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Under the new standard, lessee leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases (“ASU 2018-10”) and ASU 2018-11, Leases (Topic 842), Targeted Improvements (“ASU 2018-11”). The amendments in ASU 2018-10 affect only narrow aspects of the guidance issued in the amendments in ASU 2016-02, including but not limited to lease residual value guarantee, rate implicit in the lease, lease term and purchase option. The amendments in ASU 2018-11 provide an optional transition method for adoption of the new standard, which allows entities to continue to apply the legacy guidance in Accounting Standards Codification 840, including its disclosure requirements, in the comparative periods presented in the year of adoption. In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors.   The amendments create a lessor practical expedient applicable to sales and other similar taxes incurred in connection with a lease, and simplify lessor accounting for lessor costs paid by the lessee.
We adopted the standard effective January 1, 2019 on a modified retrospective basis and implemented internal controls to enable the preparation of financial information on adoption. We elected the practical expedients which provide us the option to apply the new guidance at its effective date on January 1, 2019 without having to adjust the comparative prior period financial statements. The package of practical expedients also allowed us to carry forward the historical lease classification. Additionally, we elected the practical expedients allowing us not to separate lease and non-lease components and not record leases with an initial term of twelve months or less on the balance sheet across all existing asset classes.
The adoption of this standard has resulted in the recognition of ROU assets and lease liabilities primarily related to our ground lease arrangements for which we are the lessee. As of January 1, 2019, we recorded operating lease liabilities of $43.3 million as well as a corresponding operating lease ROU asset of $38.8 million, which includes, among other things, reclassified intangible assets of $9.0 million, intangible liabilities of $13.0 million and deferred rent of $485,000. The standard did not have a material impact on our consolidated statements of operations and statements of cash flows. See related disclosures in note 6 to the consolidated financial statements as of June 30, 2020.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU sets forth an “expected credit loss” impairment model to replace the current “incurred loss” method of recognizing credit losses. The standard requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2018-19”). ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases.   In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates (“ASU 2019-10”). ASU 2019-10 updates the effective dates for ASU 2016-13, but there is no change for public companies. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2019-11”). ASU 2019-11, clarifies specific issues within the amendments of ASU 2016-13. We adopted the standard effective January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards
In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interaction between the accounting for equity securities, equity method investments, and certain derivative instruments. The ASU, among other things, clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments-Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years and should be applied prospectively. Early adoption is permitted. We are currently evaluating the impact that ASU 2020-01 may have on our consolidated financial statements and related disclosures.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company continues to evaluate the impact of the guidance and may apply the elections as applicable as changes in the market occur.
Non-GAAP Financial Measures
The following non-GAAP presentations of earnings before interest, taxes, depreciation and amortization (“EBITDA”), EBITDAre, Adjusted EBITDAre, Funds From Operations (“FFO”) and Adjusted FFO are presented to help our investors evaluate our operating performance.
EBITDA is defined as net income (loss) before interest expense and amortization of premiums and loan costs, net, income taxes, depreciation and amortization, equity in earnings/loss of unconsolidated entities and after the Company’s portion of EBITDA of unconsolidated entities. In addition, we exclude impairment charges on real estate and gain/loss on sale of hotel properties of unconsolidated entities to calculate EBITDAre, as defined by NAREIT.
We then further adjust EBITDAre to exclude certain additional items such as gain/loss on insurance settlements, write-off of premiums, loan costs and exit fees, other income/expense, net, transaction and conversion costs, legal, advisory and settlement costs, dead deal costs, advisory service incentive fees, and non-cash items such as amortization of unfavorable contract liabilities, non-cash stock/unit-based compensation, unrealized gains/losses on marketable securities and derivative instruments, as well as our portion of adjustments to EBITDAre of unconsolidated entities.
We present EBITDA, EBITDAre and Adjusted EBITDAre because we believe they reflect more accurately the ongoing performance of our hotel assets and other investments and provide more useful information to investors as they are indicators of our ability to meet our future debt payment requirements, working capital requirements and they provide an overall evaluation of our financial condition. EBITDA, EBITDAre and Adjusted EBITDAre as calculated by us may not be comparable to EBITDA, EBITDAre and Adjusted EBITDAre reported by other companies that do not define EBITDA, EBITDAre and Adjusted EBITDAre exactly as we define the terms. EBITDA, EBITDAre and Adjusted EBITDAre do not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as determined by GAAP as an indicator of liquidity.

The following table reconciles net income (loss) to EBITDA, EBITDAre and Adjusted EBITDAre (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(242,086)	$(21,352)	$(344,006)	$(67,974)
Interest expense and amortization of premiums and loan costs, net	88,082	67,987	145,167	134,153
Depreciation and amortization	65,016	67,511	131,366	134,689
Income tax expense (benefit)	(2,188)	3,706	(1,885)	3,301
Equity in (earnings) loss of unconsolidated entities	79	867	158	1,930
Company’s portion of EBITDA of unconsolidated entities (Ashford Inc.)	—	1,703	—	3,577
Company’s portion of EBITDA of unconsolidated entities (OpenKey)	(78)	(94)	(156)	(209)
EBITDA	(91,175)	120,328	(69,356)	209,467
Impairment charges on real estate	27,605	6,533	55,218	6,533
(Gain) loss on sale of assets and hotel properties	6	(328)	(3,617)	(561)
EBITDAre	(63,564)	126,533	(17,755)	215,439
Amortization of unfavorable contract liabilities	59	117	108	78
(Gain) loss on insurance settlements	(148)	—	(148)	(36)
Write-off of premiums, loan costs and exit fees	1,935	90	2,030	2,152
Other (income) expense, net	3,150	413	1,659	775
Transaction and conversion costs	1,794	240	2,535	686
Legal, advisory and settlement costs	40	1,399	185	1,816
Unrealized (gain) loss on marketable securities	(479)	(598)	998	(1,406)
Unrealized (gain) loss on derivatives	(192)	(1,476)	(4,614)	1,518
Dead deal costs	16	18	117	50
Non-cash stock/unit-based compensation	841	5,368	5,747	9,958
Advisory services incentive fee	—	(636)	—	—
Company’s portion of adjustments to EBITDAre of unconsolidated entities (Ashford Inc.)	—	618	—	1,531
Company’s portion of adjustments to EBITDAre of unconsolidated entities (OpenKey)	3	14	9	35
Adjusted EBITDAre	$(56,545)	$132,100	$(9,129)	$232,596
We calculate FFO and Adjusted FFO in the following table. FFO is calculated on the basis defined by NAREIT, which is net income (loss) attributable to common stockholders, computed in accordance with GAAP, excluding gains or losses on sale of assets and hotel properties, plus depreciation and amortization of real estate assets, impairment charges on real estate assets, and after adjustments for unconsolidated entities and noncontrolling interests in the operating partnership. Adjustments for unconsolidated entities are calculated to reflect FFO on the same basis. NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined by GAAP. Our calculation of Adjusted FFO excludes write-off of premiums, loan costs and exit fees, gain/loss on insurance settlements, other income/expense, net transaction and conversion costs, legal, advisory, and settlement costs, dead deal costs, advisory service incentive fees and non-cash items such as non-cash stock/unit-based compensation, amortization of loan costs, unrealized gains/losses on marketable securities and derivative instruments, as well as our portion of adjustments to FFO related to unconsolidated entities. We exclude items from Adjusted FFO that are either non-cash or are not part of our core operations in order to provide a period-over-period comparison of our operating results. We consider FFO and Adjusted FFO to be appropriate measures of our ongoing normalized operating performance as a REIT. We compute FFO in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that either do not define the term in accordance with the current NAREIT definition or interpret the NAREIT definition differently than us. FFO and Adjusted FFO do not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to a) GAAP net income or loss as an indication of our financial performance or b) GAAP cash flows from operating activities as a measure of our liquidity, nor is it indicative of funds available to satisfy our cash needs, including our ability to make cash distributions. However, to facilitate a clear understanding of our historical operating results, we believe that FFO and Adjusted FFO should be considered along with our net income or loss and cash flows reported in the consolidated financial statements.
The following table reconciles net income (loss) to FFO and Adjusted FFO (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(242,086)	$(21,352)	$(344,006)	$(67,974)
(Income) loss attributable to noncontrolling interest in consolidated entities	120	(14)	168	12
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	37,350	5,084	55,021	13,663
Preferred dividends	(10,644)	(10,644)	(21,288)	(21,288)
Net income (loss) attributable to common stockholders	(215,260)	(26,926)	(310,105)	(75,587)
Depreciation and amortization of real estate	64,970	67,452	131,268	134,573
(Gain) loss on sale of assets and hotel properties	6	(328)	(3,617)	(561)
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(37,350)	(5,084)	(55,021)	(13,663)
Equity in (earnings) loss of unconsolidated entities	79	867	158	1,930
Impairment charges on real estate	27,605	6,533	55,218	6,533
Company’s portion of FFO of unconsolidated entities (Ashford Inc.)	—	(767)	—	(1,402)
Company’s portion of FFO of unconsolidated entities (OpenKey)	(79)	(96)	(158)	(196)
FFO available to common stockholders and OP unitholders	(160,029)	41,651	(182,257)	51,627
Write-off of premiums, loan costs and exit fees	1,935	90	2,030	2,152
(Gain) loss on insurance settlements	(148)	—	(148)	(36)
Other (income) expense, net	3,150	413	1,659	775
Transaction and conversion costs	1,794	240	2,535	686
Legal, advisory and settlement costs	40	1,399	185	1,816
Unrealized (gain) loss on marketable securities	(479)	(598)	998	(1,406)
Unrealized (gain) loss on derivatives	(192)	(1,476)	(4,614)	1,518
Dead deal costs	16	18	117	50
Non-cash stock/unit-based compensation	841	5,368	5,747	9,958
Amortization of loan costs	3,536	7,606	10,116	14,862
Advisory services incentive fee	—	(636)	—	—
Company’s portion of adjustments to FFO of unconsolidated entities (Ashford Inc.)	—	2,198	—	4,640
Company’s portion of adjustments to FFO of unconsolidated entities (OpenKey)	3	15	9	37
Adjusted FFO available to common stockholders and OP unitholders	$(149,533)	$56,288	$(163,623)	$86,679

Hotel Portfolio
The following table presents certain information related to our hotel properties as of June 30, 2020:
Hotel Property	Location	Service Type	Total Rooms	% Owned	Owned Rooms
Fee Simple Properties
Embassy Suites	Austin, TX	Full service	150	100	150
Embassy Suites	Dallas, TX	Full service	150	100	150
Embassy Suites	Herndon, VA	Full service	150	100	150
Embassy Suites	Las Vegas, NV	Full service	220	100	220
Embassy Suites	Flagstaff, AZ	Full service	119	100	119
Embassy Suites	Houston, TX	Full service	150	100	150
Embassy Suites	West Palm Beach, FL	Full service	160	100	160
Embassy Suites	Philadelphia, PA	Full service	263	100	263
Embassy Suites	Walnut Creek, CA	Full service	249	100	249
Embassy Suites	Arlington, VA	Full service	269	100	269
Embassy Suites	Portland, OR	Full service	276	100	276
Embassy Suites	Santa Clara, CA	Full service	258	100	258
Embassy Suites	Orlando, FL	Full service	174	100	174
Embassy Suites	New York, NY	Full service	310	100	310
Hilton Garden Inn	Jacksonville, FL	Select service	119	100	119
Hilton Garden Inn	Austin, TX	Select service	254	100	254
Hilton Garden Inn	Baltimore, MD	Select service	158	100	158
Hilton Garden Inn	Virginia Beach, VA	Select service	176	100	176
Hilton	Houston, TX	Full service	242	100	242
Hilton	St. Petersburg, FL	Full service	333	100	333
Hilton	Santa Fe, NM	Full service	158	100	158
Hilton	Bloomington, MN	Full service	300	100	300
Hilton	Costa Mesa, CA	Full service	486	100	486
Hilton	Boston, MA	Full service	390	100	390
Hilton	Parsippany, NJ	Full service	353	100	353
Hilton	Tampa, FL	Full service	238	100	238
Hilton	Alexandria, VA	Full service	252	100	252
Hilton	Santa Cruz, CA	Full service	178	100	178
Hilton	Ft. Worth, TX	Full service	294	100	294
Hampton Inn	Lawrenceville, GA	Select service	85	100	85
Hampton Inn	Evansville, IN	Select service	140	100	140
Hampton Inn	Parsippany, NJ	Select service	152	100	152
Hampton Inn	Buford, GA	Select service	92	100	92
Hampton Inn	Phoenix, AZ	Select service	106	100	106
Hampton Inn – Waterfront	Pittsburgh, PA	Select service	113	100	113
Hampton Inn – Washington	Pittsburgh, PA	Select service	103	100	103
Hampton Inn	Columbus, OH	Select service	145	100	145
Marriott	Beverly Hills, CA	Full service	260	100	260
Marriott	Durham, NC	Full service	225	100	225
Marriott	Arlington, VA	Full service	701	100	701

Hotel Property	Location	Service Type	Total Rooms	% Owned	Owned Rooms
Marriott	Bridgewater, NJ	Full service	347	100	347
Marriott	Dallas, TX	Full service	265	100	265
Marriott	Fremont, CA	Full service	357	100	357
Marriott	Memphis, TN	Full service	232	100	232
Marriott	Irving, TX	Full service	491	100	491
Marriott	Omaha, NE	Full service	300	100	300
Marriott	Sugarland, TX	Full service	300	100	300
SpringHill Suites by Marriott	Baltimore, MD	Select service	133	100	133
SpringHill Suites by Marriott	Kennesaw, GA	Select service	90	100	90
SpringHill Suites by Marriott	Buford, GA	Select service	97	100	97
SpringHill Suites by Marriott	Charlotte, NC	Select service	136	100	136
SpringHill Suites by Marriott	Durham, NC	Select service	120	100	120
SpringHill Suites by Marriott	Manhattan Beach, CA	Select service	164	100	164
SpringHill Suites by Marriott	Plymouth Meeting, PA	Select service	199	100	199
Fairfield Inn by Marriott	Kennesaw, GA	Select service	86	100	86
Courtyard by Marriott	Bloomington, IN	Select service	117	100	117
Courtyard by Marriott – Tremont	Boston, MA	Select service	315	100	315
Courtyard by Marriott	Columbus, IN	Select service	90	100	90
Courtyard by Marriott	Denver, CO	Select service	202	100	202
Courtyard by Marriott	Louisville, KY	Select service	150	100	150
Courtyard by Marriott	Gaithersburg, MD	Select service	210	100	210
Courtyard by Marriott	Crystal City, VA	Select service	272	100	272
Courtyard by Marriott	Ft. Lauderdale, FL	Select service	174	100	174
Courtyard by Marriott	Overland Park, KS	Select service	168	100	168
Courtyard by Marriott	Foothill Ranch, CA	Select service	156	100	156
Courtyard by Marriott	Alpharetta, GA	Select service	154	100	154
Courtyard by Marriott	Oakland, CA	Select service	156	100	156
Courtyard by Marriott	Scottsdale, AZ	Select service	180	100	180
Courtyard by Marriott	Plano, TX	Select service	153	100	153
Courtyard by Marriott	Newark, CA	Select service	181	100	181
Courtyard by Marriott	Manchester, CT	Select service	90	85	77
Courtyard by Marriott	Basking Ridge, NJ	Select service	235	100	235
Courtyard by Marriott	Wichita, KS	Select service	128	100	128
Courtyard by Marriott – Billerica	Boston, MA	Select service	210	100	210
Homewood Suites	Pittsburgh, PA	Select service	148	100	148
Marriott Residence Inn	Lake Buena Vista, FL	Select service	210	100	210
Marriott Residence Inn	Evansville, IN	Select service	78	100	78
Marriott Residence Inn	Orlando, FL	Select service	350	100	350
Marriott Residence Inn	Falls Church, VA	Select service	159	100	159
Marriott Residence Inn	San Diego, CA	Select service	150	100	150
Marriott Residence Inn	Salt Lake City, UT	Select service	144	100	144
Marriott Residence Inn	Las Vegas, NV	Select service	256	100	256
Marriott Residence Inn	Phoenix, AZ	Select service	200	100	200

Hotel Property	Location	Service Type	Total Rooms	% Owned	Owned Rooms
Marriott Residence Inn	Plano, TX	Select service	126	100	126
Marriott Residence Inn	Newark, CA	Select service	168	100	168
Marriott Residence Inn	Manchester, CT	Select service	96	85	82
Marriott Residence Inn	Jacksonville, FL	Select service	120	100	120
Marriott Residence Inn	Stillwater, OK	Select service	101	100	101
TownePlace Suites by Marriott	Manhattan Beach, CA	Select service	143	100	143
One Ocean	Atlantic Beach, FL	Full service	193	100	193
Sheraton Hotel	Ann Arbor, MI	Full service	197	100	197
Sheraton Hotel	Langhorne, PA	Full service	186	100	186
Sheraton Hotel	Minneapolis, MN	Full service	220	100	220
Sheraton Hotel	Indianapolis, IN	Full service	378	100	378
Sheraton Hotel	Anchorage, AK	Full service	370	100	370
Sheraton Hotel	San Diego, CA	Full service	260	100	260
Hyatt Regency	Coral Gables, FL	Full service	254	100	254
Hyatt Regency	Hauppauge, NY	Full service	358	100	358
Hyatt Regency	Savannah, GA	Full service	351	100	351
Renaissance	Nashville, TN	Full service	673	100	673
Annapolis Historic Inn	Annapolis, MD	Full service	124	100	124
Lakeway Resort & Spa	Austin, TX	Full service	168	100	168
Silversmith	Chicago, IL	Full service	144	100	144
The Churchill	Washington, D.C.	Full service	173	100	173
The Melrose	Washington, D.C.	Full service	240	100	240
Le Pavillon	New Orleans, LA	Full service	226	100	226
The Ashton	Ft. Worth, TX	Full service	39	100	39
Westin	Princeton, NJ	Full service	296	100	296
W	Atlanta, GA	Full service	237	100	237
W	Minneapolis, MN	Full service	229	100	229
Le Meridien	Minneapolis, MN	Full service	60	100	60
Hotel Indigo	Atlanta, GA	Full service	141	100	141
Ritz-Carlton	Atlanta, GA	Full service	444	100	444
La Posada de Santa Fe	Santa Fe, NM	Full service	157	100	157
Ground Lease Properties
Crowne Plaza(1)(2)	Key West, FL	Full service	160	100	160
Renaissance(3)	Palm Springs, CA	Full service	410	100	410
Total			24,746		24,719

(1)
The ground lease expires in 2084.

(2)
The Company entered into a new franchise agreement with Marriott to convert the Crowne Plaza La Concha Key West Hotel in Key West, Florida to an Autograph Collection property. The agreement with Marriott calls for the Hotel to be converted to an Autograph property by July 1, 2022.

(3)
The ground lease expires in 2059 with one 25-year extension option.

Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.
At June 30, 2020, our total indebtedness of $4.1 billion included $3.8 billion of variable-rate debt. The impact on our results of operations of a 25-basis point change in interest rate on the outstanding balance of variable-rate debt at June 30, 2020, would be approximately $9.4 million annually. Interest rate changes have no impact on the remaining $359.1 million of fixed-rate debt.
The above amounts were determined based on the impact of hypothetical interest rates on our borrowings and assume no changes in our capital structure. As the information presented above includes only those exposures that existed at June 30, 2020, it does not consider exposures or positions that could arise after that date. Accordingly, the information presented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on exposures that arise during the period, the hedging strategies at the time, and the related interest rates.
We use credit default swaps, tied to the CMBX index, to hedge financial and capital market risk. We have entered into credit default swap transactions, excluding those that have terminated, for notional amounts totaling $212.5 million, to hedge financial and capital market risk. A credit default swap is a derivative contract that functions like an insurance policy against the credit risk of an entity or obligation. The seller of protection assumes the credit risk of the reference obligation from the buyer (us) of protection in exchange for annual premium payments. If a default or a loss, as defined in the credit default swap agreements, occurs on the underlying bonds, then the buyer of protection is protected against those losses. The only liability for us, the buyer, is the annual premium and any change in value of the underlying CMBX index (if the trade is terminated prior to maturity). For all CMBX trades completed to date, we were the buyer of protection. Credit default swaps are subject to master-netting settlement arrangements and credit support annexes. Assuming the underlying bonds pay off at par over their remaining average life, our total exposure for these trades was approximately $3.4 million at June 30, 2020.
We hold interest rate floors with notional amounts totaling $5.0 billion and strike rates ranging from (0.25)% to 1.25%. Our total exposure is capped at our initial upfront costs totaling $6.4 million. These instruments have termination dates ranging from July 2020 to November 2021.

DESCRIPTION OF BUSINESS
General
Ashford Hospitality Trust, Inc., together with its subsidiaries, is an externally-advised REIT. While our portfolio currently consists of upscale hotels and upper upscale full-service hotels, our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the U.S. that have a RevPAR generally less than two times the U.S. national average. We were formed as a Maryland corporation in May 2003. We are advised by Ashford LLC, a subsidiary of Ashford Inc. We own our lodging investments and conduct our business through Ashford Trust OP, our operating partnership. Ashford OP General Partner LLC, a wholly-owned subsidiary of the Company, serves as the sole general partner of our operating partnership. Our hotel properties are primarily branded under the widely recognized upscale and upper upscale brands of Hilton, Hyatt, Marriott and Intercontinental Hotel Group. As of June 30, 2020, we owned interests in the following assets:
•
116 consolidated hotel properties, including 114 directly owned and two owned through a majority-owned investment in a consolidated entity, which represent 24,746 total rooms (or 24,719 net rooms excluding those attributable to our partner);

•
90 hotel condominium units at WorldQuest Resort in Orlando, Florida (“WorldQuest”); and

•
17.1% ownership in OpenKey with a carrying value of $2.7 million.

The chart below provides information on our hotel portfolio by revenue as of June 30, 2020, adjusted for the sale of the Embassy Suites Midtown Manhattan Times Square and the Rockbridge Portfolio and excluding WorldQuest.
For U.S. federal income tax purposes, we have elected to be treated as a REIT, which imposes limitations related to operating hotels. As of June 30, 2020, our 116 hotel properties were leased or owned by Ashford TRS. Ashford TRS then engages third-party or affiliated hotel management companies to operate the hotels under management contracts. Hotel operating results related to these properties are included in the consolidated statements of operations.
We are advised by Ashford LLC, a subsidiary of Ashford Inc., through an advisory agreement. All of the hotel properties in our portfolio are currently asset-managed by Ashford LLC. We do not have any employees. All of the services that might be provided by employees are provided to us by Ashford LLC.
We do not operate any of our hotel properties directly; instead we employ hotel management companies to operate them for us under management contracts. Remington Hotels, a subsidiary of Ashford Inc., manages 79 of our 116 hotel properties and WorldQuest. Third-party management companies manage the remaining hotel properties.
Ashford Inc. also provides other products and services to us or our hotel properties through certain entities in which Ashford Inc. has an ownership interest. These products and services include, but are not limited to project management services, debt placement services, audio visual services, real estate advisory services, insurance claims services, hypoallergenic premium rooms, investment management services and mobile key technology.

Mr. Monty J. Bennett is chairman and chief executive officer of Ashford Inc. and, together with Mr. Archie Bennett, Jr., as of September 4, 2020, owned approximately 449,697 shares of Ashford Inc. common stock, which represented an approximate 17.8% ownership interest in Ashford Inc., and owned 18,758,600 shares of Ashford Inc. Series D Convertible Preferred Stock, which is exercisable (at an exercise price of $117.50 per share) into an additional approximate 3,991,191 shares of Ashford Inc. common stock, which if exercised as of September 4, 2020 would have increased the Bennetts’ ownership interest in Ashford Inc. to 68.2%. The 18,758,600 Series D Convertible Preferred Stock owned by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. include 360,000 shares owned by trusts.
COVID-19, Management’s Plans and Liquidity
In December 2019, COVID-19 was identified in Wuhan, China, which subsequently spread to other regions of the world, and has resulted in significant travel restrictions and extended shutdown of numerous businesses in every state in the United States. In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. Since late February, we have experienced a significant decline in occupancy and RevPAR and we expect the significant occupancy and RevPAR reduction associated with COVID-19 to continue as we are experiencing significant reservation cancellations as well as a significant reduction in new reservations relative to prior expectations. The prolonged presence of the virus has resulted in health or other government authorities imposing widespread restrictions on travel and other businesses. The hotel industry and our portfolio have experienced the postponement or cancellation of a significant number of business conferences and similar events. Following the government mandates and health official orders, the Company temporarily suspended operations at 23 of its 116 hotels and dramatically reduced staffing and expenses at its hotels that remain operational. Operations will remain suspended until state and local government restrictions and requirements are lifted and the Company can be confident that reopening the hotels will not jeopardize the health and safety of guests, hotel employees and local communities. COVID-19 has had a significant negative impact on the Company’s operations and financial results to date. The full financial impact of the reduction in hotel demand caused by the pandemic and suspension of operations at the Company’s hotels cannot be reasonably estimated at this time due to uncertainty as to its severity and duration. The Company expects that the COVID-19 pandemic will have a significant negative impact on the Company’s results of operations, financial position and cash flow in 2020. As a result, in March 2020, the Company suspended the quarterly cash dividend on its common shares for the first quarter of 2020 and likely the remainder of 2020, reduced planned capital expenditures and reduced the compensation of its Board of Directors, and, working closely with its hotel managers, significantly reduced its hotels’ operating expenses. In addition, under Maryland law the Company will not be able to declare and pay dividends on any of its Preferred Stock or its Common Stock unless, after giving effect to the payment, the Company’s assets will exceed its liabilities and it will continue to be able to pay its debts as they become due in the usual course of business. The Company’s advisor adopted a remote-work policy at its corporate office in an effort to protect the health and safety of its employees and does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.
Business Strategies
Based on our primary business objectives and forecasted operating conditions, our current key priorities and financial strategies include, among other things:
•
acquisition of hotel properties, in whole or in part, that will be accretive to our portfolio;

•
disposition of non-core hotel properties;

•
pursuing capital market activities to enhance long-term stockholder value;

•
preserving capital, enhancing liquidity, and continuing current cost saving measures;

•
implementing selective capital improvements designed to increase profitability and to maintain the quality of our assets;

•
implementing effective asset management strategies to minimize operating costs and increase revenues;

•
financing or refinancing hotels on competitive terms;

•
utilizing hedges and derivatives to mitigate risks;

•
accessing cost effective capital; and

•
making other investments or divestitures that our Board of Directors deems appropriate.

Our current investment strategy is to focus on owning predominantly full-service hotels in the upper upscale segment in domestic markets that have RevPAR generally less than twice the U.S. national average. We believe that as supply, demand, and capital market cycles change, we will be able to shift our investment strategy to take advantage of new lodging-related investment opportunities as they may develop. Our investments may include: (i) direct hotel investments; (ii) mezzanine financing through origination or acquisition; (iii) first mortgage financing through origination or acquisition; (iv) sale-leaseback transactions; and (v) other hospitality transactions.
Our strategy is designed to take advantage of lodging industry conditions and adjust to changes in market circumstances over time. Our assessment of market conditions will determine asset reallocation strategies. While we seek to capitalize on favorable market fundamentals, conditions beyond our control may have an impact on overall profitability and our investment returns. We will continue to seek ways to benefit from the cyclical nature of the hotel industry.
To take full advantage of future investment opportunities in the lodging industry, we intend to invest according to the asset allocation strategies described below. However, due to ongoing changes in market conditions, we will continually evaluate the appropriateness of our investment strategies. Our Board of Directors may change any or all of these strategies at any time without stockholder approval or notice.
Direct Hotel Investments
In selecting hotels to acquire, we target hotels that offer either a high current return or the opportunity to increase in value through repositioning, capital investments, market-based recovery, or improved management practices. Our direct hotel acquisition strategy primarily targets full-service upscale and upper upscale hotels with RevPAR less than twice the national average in primary, secondary, and resort markets, typically throughout the U.S. and will seek to achieve both current income and appreciation. In addition, we will continue to assess our existing hotel portfolio and make strategic decisions to sell certain under-performing or non-strategic hotels that do not fit our investment strategy or criteria due to micro or macro market changes or other reasons.
Other Transactions
We may also invest in other lodging related assets or businesses that offer diversification, attractive risk adjusted returns, and/or capital allocation benefits, including mezzanine financing, first mortgage financing, and/or sale-leaseback transactions.
Business Segments
We currently operate in one business segment within the hotel lodging industry: direct hotel investments.
Financing Strategy
We utilize debt to increase equity returns. When evaluating our future level of indebtedness and making decisions regarding the incurrence of indebtedness, our Board of Directors considers a number of factors, including:
•
our leverage levels across the portfolio;

•
the purchase price of our investments to be acquired with debt financing;

•
impact on financial covenants;

•
cost of debt;

•
loan maturity schedule;

•
the estimated market value of our investments upon refinancing;

•
the ability of particular investments, and our Company as a whole, to generate cash flow to cover expected debt service; and

•
trailing twelve months net operating income of the hotel to be financed.

We may incur debt in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, or financing from banks, institutional investors, or other lenders. Any such indebtedness may be secured or unsecured by mortgages or other interests in our properties. This indebtedness may be recourse, non-recourse, or cross-collateralized. If recourse, such recourse may include our general assets or be limited to the particular investment to which the indebtedness relates. In addition, we may invest in properties or loans subject to existing loans secured by mortgages or similar liens on the properties, or we may refinance properties acquired on a leveraged basis. We may also from time to time receive additional capital from our advisor in the form of enhanced return funding pursuant to our ERFP Agreement with Ashford LLC.
We may use the proceeds from any borrowings for working capital, consistent with industry practice, to:
•
purchase interests in partnerships or joint ventures;

•
finance the origination or purchase of debt investments; or

•
finance acquisitions, expand, redevelop or improve existing properties, or develop new properties or other uses.

In addition, if we do not have sufficient cash available, we may need to borrow to meet taxable income distribution requirements under the Code. No assurances can be given that we will obtain additional financings or, if we do, what the amount and terms will be. Our failure to obtain future financing under favorable terms could adversely impact our ability to execute our business strategy. In addition, we may selectively pursue debt financing on our individual properties and debt investments.
Distribution Policy
In December 2019, the Board of Directors approved our dividend policy for 2020, which stated our then-expectation to pay a quarterly dividend of $0.06 per share on our Common Stock and operating partnership units during 2020. As previously disclosed, the approval of our dividend policy did not commit our Board of Directors to declare future dividends with respect to any quantity or the amount thereof. On March 16, 2020, the Company and its board of directors announced a suspension of its previously disclosed 2020 common stock dividend policy. The Company did not pay a dividend on its common stock for the first quarter ended March 31, 2020 or the second quarter ended June 30, 2020. The Board of Directors will continue to review our dividend policy and make future announcements with respect thereto. In December 2018, the Board of Directors approved our 2019 dividend policy which was modified in June 2019. The revised dividend policy resulted in a quarterly dividend payment of $0.06 per share for the last three quarters of 2019. For the year ended December 31, 2019, we declared quarterly dividends totaling $0.30 per share on our Common Stock and operating partnership units. We may incur indebtedness to meet distribution requirements imposed on REITs under the Code to the extent that working capital and cash flow from our investments are insufficient to fund required distributions. We may elect to pay dividends on our Common Stock in cash or a combination of cash and shares of securities as permitted under U.S. federal income tax laws governing REIT distribution requirements. We may pay dividends in excess of our cash flow.
Distributions are authorized by our Board of Directors and declared by us based upon a variety of factors deemed relevant by our directors. No assurance can be given that our dividend policy, including our dividend policy for 2020, will not change in the future. The adoption of a dividend policy does not commit our Board of Directors to declare future dividends or the amount thereof. The Board of Directors will continue to review our dividend policy on at least a quarterly basis. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership. This, in turn, may depend upon receipt of lease payments with respect to our properties from indirect subsidiaries of our operating partnership, the management of our properties by our hotel managers and general business conditions (including the impact of COVID-19). Distributions to our stockholders are generally taxable to our stockholders as ordinary income. However, since a portion of our investments are equity ownership interests in hotels, which result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a non-taxable return of capital, to the extent of a stockholder’s tax basis in the stock. To the extent that it is consistent with maintaining our REIT status, we may maintain accumulated earnings of Ashford TRS in that entity.
Our Charter allows us to issue preferred stock with a preference on distributions, such as our Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock. The partnership agreement of our operating partnership also allows the operating partnership to issue units with a preference on distributions. The issuance of these series of preferred stock and units together with any similar issuance in the future, given the dividend preference on such stock or units, could limit our ability to make a dividend distribution to our common stockholders. In addition, the same factors impacting the Board of Directors’ dividend policy in 2020 may impact our ability to pay dividends on our preferred stock.
Competition
The hotel industry is highly competitive and the hotels in which we invest are subject to competition from other hotels for guests. Competition is based on a number of factors, most notably convenience of location, availability of rooms, brand affiliation, price, range of services, guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our properties are located and includes competition from existing and new hotels. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and rooms revenue per available room of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability.
Our principal competitors include other hotel operating companies, ownership companies and national and international hotel brands. We face increased competition from providers of less expensive accommodations, such as select-service hotels or independent owner-managed hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates. We also experience competition from alternative types of accommodations such as home sharing companies and apartment operators offering short-term rentals.
Employees
We have no employees. Our appointed officers are provided by Ashford LLC, a subsidiary of Ashford Inc. (collectively, our “advisor”). Advisory services which would otherwise be provided by employees are provided by Ashford LLC and by our appointed officers. Ashford LLC has approximately 116 full-time employees. These employees directly or indirectly perform various acquisition, development, asset management, capital markets, accounting, tax, risk management, legal, redevelopment, and corporate management functions pursuant to the terms of our advisory agreement.
Environmental Matters
Under various federal, state, and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person who arranges for the disposal of a hazardous substance or transports a hazardous substance for disposal or treatment from property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner’s ability to sell the affected property or to borrow using the affected property as collateral. In connection with the ownership and operation of our properties, we, our operating partnership, or Ashford

TRS may be potentially liable for any such costs. In addition, the value of any lodging property loan we originate or acquire would be adversely affected if the underlying property contained hazardous or toxic substances.
Phase I environmental assessments, which are intended to identify potential environmental contamination for which our properties may be responsible, have been obtained on substantially all of our properties. Such Phase I environmental assessments included:
•
historical reviews of the properties;

•
reviews of certain public records;

•
preliminary investigations of the sites and surrounding properties;

•
screening for the presence of hazardous substances, toxic substances, and underground storage tanks; and

•
the preparation and issuance of a written report. Such Phase I environmental assessments did not include invasive procedures, such as soil sampling or ground water analysis.

Such Phase I environmental assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets, results of operations, or liquidity, and we are not aware of any such liability. To the extent Phase I environmental assessments reveal facts that require further investigation, we would perform a Phase II environmental assessment. However, it is possible that these environmental assessments will not reveal all environmental liabilities. There may be material environmental liabilities of which we are unaware, including environmental liabilities that may have arisen since the environmental assessments were completed or updated. No assurances can be given that: (i) future laws, ordinances, or regulations will not impose any material environmental liability; or (ii) the current environmental condition of our properties will not be affected by the condition of properties in the vicinity (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.
We believe our properties are in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither we nor, to our knowledge, any of the former owners of our properties have been notified by any governmental authority of any material noncompliance, liability, or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties.
Insurance
We maintain comprehensive insurance, including liability, property, workers’ compensation, rental loss, environmental, terrorism, cyber security and, when available on commercially reasonable terms, flood, wind and earthquake insurance, with policy specifications, limits, and deductibles customarily carried for similar properties. Certain types of losses (for example, matters of a catastrophic nature such as acts of war or substantial known environmental liabilities) are either uninsurable or require substantial premiums that are not economically feasible to maintain. Certain types of losses, such as those arising from subsidence activity, are insurable only to the extent that certain standard policy exceptions to insurability are waived by agreement with the insurer. We believe, however, that our properties are adequately insured, consistent with industry standards.
Franchise Licenses
We believe that the public’s perception of quality associated with a franchisor can be an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity, and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards, and centralized reservation systems.
As of December 31, 2019, we owned interests in 117 hotel properties, 110 of which operated under the following franchise licenses or brand management agreements:
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Embassy Suites is a registered trademark of Hilton Hospitality, Inc.

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Hilton is a registered trademark of Hilton Hospitality, Inc.

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Hilton Garden Inn is a registered trademark of Hilton Hospitality, Inc.

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Hampton Inn is a registered trademark of Hilton Hospitality, Inc.

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Homewood Suites is a registered trademark of Hilton Hospitality, Inc.

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Marriott is a registered trademark of Marriott International, Inc.

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SpringHill Suites is a registered trademark of Marriott International, Inc.

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Residence Inn by Marriott is a registered trademark of Marriott International, Inc.

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Courtyard by Marriott is a registered trademark of Marriott International, Inc.

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Fairfield Inn by Marriott is a registered trademark of Marriott International, Inc.

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TownePlace Suites is a registered trademark of Marriott International, Inc.

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Renaissance is a registered trademark of Marriott International, Inc.

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Ritz-Carlton is a registered trademark of Marriott International, Inc. H

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Hyatt Regency is a registered trademark of Hyatt Hotels Corporation.

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Le Meridien is a registered trademark of Marriott International, Inc.

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Sheraton is a registered trademark of Marriott International, Inc.

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W is a registered trademark of Marriott International, Inc.

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Westin is a registered trademark of Marriott International, Inc.

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Crowne Plaza is a registered trademark of InterContinental Hotels Group.

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Hotel Indigo is a registered trademark of InterContinental Hotels Group.

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One Ocean is a registered trademark of Remington Hotels, LLC.

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Tribute Portfolio is a registered trademark of Marriott International, Inc.

Our management companies, including Remington Hotels, must operate each hotel pursuant to the terms of the related franchise or brand management agreement and must use their best efforts to maintain the right to operate each hotel pursuant to such terms. In the event of termination of a particular franchise or brand management agreement, our management companies must operate any affected hotels under another franchise or brand management agreement, if any, that we enter into. We anticipate that many of the additional hotels we acquire could be operated under franchise licenses or brand management agreements as well.
Our franchise licenses and brand management agreements generally specify certain management, operational, recordkeeping, accounting, reporting, and marketing standards and procedures with which the franchisee or brand operator must comply, including requirements related to:
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training of operational personnel;

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safety;

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maintaining specified insurance;

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types of services and products ancillary to guestroom services that may be provided;

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display of signage; and

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type, quality, and age of furniture, fixtures, and equipment included in guestrooms, lobbies, and other common areas.

Seasonality
Our properties’ operations historically have been seasonal as certain properties maintain higher occupancy rates during the summer months, while certain other properties maintain higher occupancy rates during the winter months. This seasonality pattern can cause fluctuations in our quarterly revenue. We anticipate that our cash flows from the operations of our properties will be sufficient to enable us to make quarterly distributions to maintain our REIT status. To the extent that cash flows from operations are insufficient during any quarter due to temporary or seasonal fluctuations in revenue, we expect to utilize other cash on hand or borrowings to fund required distributions. However, we cannot make any assurances that we will make distributions in the future.
Legal Proceedings
Palm Beach Florida Hotel and Office Building Limited Partnership, et al. v. Nantucket Enterprises, Inc. This litigation involves a landlord tenant dispute from 2008 in which the landlord, Palm Beach Florida Hotel and Office Building Limited Partnership, a subsidiary of the Company, claimed that the tenant had violated various lease provisions of the lease agreement and was therefore in default. The tenant counterclaimed and asserted multiple claims including that it had been wrongfully evicted. The litigation was instituted by the plaintiff in November 2008 in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida and proceeded to a jury trial on June 30, 2014. The jury entered its verdict awarding the tenant total claims of $10.8 million and ruling against the landlord on its claim of breach of contract. In 2016, the Court of Appeals reduced the original $10.8 million judgment to $8.8 million and added pre-judgment interest on the wrongful eviction judgment. The case was further appealed to the Florida Supreme Court. On May 23, 2017, the trial court issued an order compelling the company that issued the supersedeas bond, RLI Insurance Company (“RLI”), to pay approximately $10.0 million. On June 1, 2017, RLI paid Nantucket this amount and sought reimbursement from the Company, and on June 7, 2017, the Company paid $2.5 million of the judgment. On June 27, 2017, the Florida Supreme Court denied the Company’s petition for review. As a result, all of the appeals were exhausted and the judgment was final with the determination and reimbursement of attorney’s fees being the only remaining dispute. On June 29, 2017, the balance of the judgment of $3.9 million was paid to Nantucket by the Company. On July 26, 2018, we paid $544,000 as part of a settlement on certain legal fees. The negotiations relating to the potential payment of the remaining attorney’s fees are still ongoing. As of June 30, 2020, we have accrued approximately $504,000 in legal fees, which represents the Company’s estimate of the amount of potential remaining legal fees that could be owed.
On December 4, 2015, Pedro Membrives filed a class action lawsuit against HHC TRS FP Portfolio LLC, Remington Lodging & Hospitality, LLC, Remington Holdings LLC, Mark A. Sharkey, Archie Bennett, Jr., Monty J. Bennett, Christopher Peckham, and any other related entities in the Supreme Court of New York, Nassau County, Commercial Division. On August 30, 2016, the complaint was amended to add Michele Spero as a Plaintiff and Remington Long Island Employers, LLC as a defendant. The lawsuit is captioned Pedro Membrives and Michele Spero, individually and on behalf of others similarly situated v. HHC TRS FP Portfolio LLC, Remington Lodging & Hospitality, LLC, Remington Holdings LLC, Remington Long Island Employers, LLC, et al., Index No. 607828/2015 (Sup. Ct. Nassau Cty.). The plaintiffs allege that the owner and management company of the Hyatt Regency Long Island hotel violated New York law by improperly retaining service charges rather than distributing them to employees. In 2017, the class was certified. On July 24, 2018, the trial court granted the plaintiffs’ motion for summary judgment on liability. The defendants appealed the summary judgment to the New York State Appellate Division, Second Department (the “Second Department”), and the appeal is still pending. By Order dated May 7, 2020, the Second Department referred the matter for mandatory mediation and the parties are working to schedule a mediation session per the Order. Notwithstanding the pending appeal on the summary judgment issue, the trial court continued the litigation with respect to the plaintiffs’ alleged damages. The plaintiffs filed an application for damages on August 28, 2019. The defendants filed their opposition to the plaintiffs’ application for damages on October 11, 2019. The plaintiffs filed their reply on October 25, 2019. The defendants intend to vigorously defend against the plaintiffs’ claims and the Company does not believe that an unfavorable outcome is probable. If, however, the plaintiffs’ motion for summary judgment on liability is upheld and the Company is unsuccessful in any further appeals, the Company estimates that damages could range between approximately $5.8 million and $11.9 million plus attorneys’ fees. As of June 30, 2020, no amounts have been accrued.
In June 2020, each of the Ashford Companies received an administrative subpoena from the SEC. The administrative subpoena requests the production of documents and other information since January 1, 2018 relating to, among other things, (1) related party transactions among the Ashford Companies (including the Ashford Trust Agreement between the Company and Lismore pursuant to which the Company engaged Lismore to negotiate the refinancing, modification or forbearance of certain mortgage debt) or between any of the Ashford Companies and any officer, director or owner of the Ashford Companies or any entity controlled by any such person, and (2) the Company’s accounting policies, procedures, and internal controls related to such related party transactions. The Company is responding to the administrative subpoena.
We are engaged in other various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss from these legal proceedings, based on definitions within contingency accounting literature, ranges from remote to reasonably possible and to probable. Based on estimates of the range of potential losses associated with these matters, management does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, the final results of legal proceedings cannot be predicted with certainty and if we fail to prevail in one or more of these legal matters, and the associated realized losses exceed our current estimates of the range of potential losses, our consolidated financial position or results of operations could be materially adversely affected in future periods.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
The executive officers and directors of the Company and their positions are as follows:
Name	Position With the Company	Age
J. Robison Hays, III	Chief Executive Officer and President; Director	43
Robert G. Haiman	Executive Vice President, General Counsel and Secretary	51
Deric S. Eubanks	Chief Financial Officer and Treasurer	44
Jeremy J. Welter	Chief Operating Officer	43
Mark L. Nunneley	Chief Accounting Officer	62
Monty J. Bennett	Director and Chairman of the Board	55
Benjamin J. Ansell, MD	Independent Lead Director	53
Amish V. Gupta	Independent Director	40
Kamal Jafarnia	Independent Director	54
Frederick J. Kleisner	Independent Director	75
Sheri L. Pantermuehl	Independent Director	64
Alan L. Tallis	Independent Director	74
The mailing address and phone number of each executive officer and director is 14185 Dallas Parkway, Suite 1100, Dallas, Texas and (972) 490-9600.
Executive Officers
The executive officers serve at the discretion of the Board of Directors.
J. Robison Hays, III is the President and Chief Executive Officer of Ashford Hospitality Trust and the Senior Managing Director of Ashford. He is also a member of the Board of Directors of the Company. Mr. Hays has nearly two decades of business experience operating and growing companies, including 15 years of real estate experience. Previously, he served as Chief Strategy Officer for Ashford, the Company and Braemar Hotels & Resorts. He also served as Co-President for Ashford. Prior to these roles he served as Senior Vice President Corporate Finance & Strategy for the Company and Braemar Hotels & Resorts. During his tenure at Ashford, Mr. Hays has been responsible for leading the execution of key strategic and operating initiatives. He has overseen financial analyses related to mergers, acquisitions, divestitures, refinancings, hedging, capital market transactions and major capital outlays. Prior to 2013, in addition to his other responsibilities, Mr. Hays was in charge of the Company’s investor relations efforts. Mr. Hays is a frequent speaker at industry and Wall Street investor conferences. Prior to joining Ashford, Mr. Hays worked in the Corporate Development office of Dresser, Inc., a Dallas-based oil field service and manufacturing company, where he focused on mergers, acquisitions, and strategic direction. Before working at Dresser, Mr. Hays was a member of the Merrill Lynch Global Power & Energy Investment Banking Group based in Texas. Mr. Hays has been a frequent speaker at various lodging, real estate and alternative investment conferences around the globe. He earned his A.B. degree in Politics with a certificate in Political Economy from Princeton University and later studied philosophy at the Pontifical University of the Holy Cross in Rome, Italy.
Robert G. Haiman has served as our Executive Vice President, General Counsel and Secretary since June 2018, and he serves in the same roles for Ashford Inc. and Braemar. Prior to joining our Company, Mr. Haiman spent 14 years at Remington Lodging, where he oversaw a variety of legal and business initiatives. Most recently, Mr. Haiman served as Remington Lodging’s Chief Legal Officer, overseeing all legal matters related to Remington Lodging’s hotel and project management businesses. Previously, he led the initiative to develop “The Gallery,” Remington’s collection of independent luxury hotels. Mr. Haiman has been a frequent speaker at various lodging conferences, and he was a founding member of the board of directors of the National Association of Condo Hotel Owners. From 1996 through 2004, Mr. Haiman was a real estate attorney in the Dallas office of Gibson, Dunn & Crutcher LLP, where he represented owners, lenders and developers in connection with the acquisition, development, financing and sale of commercial, residential and light industrial projects. Mr. Haiman holds a B.A. degree from Amherst College and a J.D. from Duke University School of Law, where he was a member of the Duke Law Journal and the Moot Court Board.

Deric S. Eubanks has served as our Chief Financial Officer and Treasurer since June 2014 and has served in that capacity for Ashford Inc. and Braemar since June 2014. Prior to serving as Chief Financial Officer and Treasurer, Mr. Eubanks served as our Senior Vice President of Finance from September 2011 to June 2014 and in that capacity for Braemar from April 2013 to June 2014. In his role as Chief Financial Officer and Treasurer, Mr. Eubanks is responsible for assisting our Chief Executive Officer with all corporate finance and financial reporting initiatives and capital market activities including equity raises, debt financings and loan modifications. He also oversees Investor Relations and is responsible for overseeing and executing our hedging strategies. Prior to his role as Senior Vice President of Finance, Mr. Eubanks was Vice President of Investments and was responsible for sourcing and underwriting hotel investments including direct equity investments, joint venture equity, preferred equity, mezzanine loans, first mortgages, B-notes, construction loans and other debt securities. Mr. Eubanks has been with us since our initial public offering in August of 2003. Mr. Eubanks has written several articles for industry publications and is a frequent speaker at industry conferences and industry round tables. Before joining our Company, Mr. Eubanks was a Manager of Financial Analysis for ClubCorp, where he assisted in underwriting and analyzing investment opportunities in the golf and resort industries. Mr. Eubanks earned a Bachelor of Business Administration degree from the Cox School of Business at Southern Methodist University and is a CFA charter holder. He is a member of the CFA Institute and the CFA Society of Dallas-Fort Worth.
Jeremy J. Welter has served as our Chief Operating Officer since March 2018 and has also served in that capacity for Ashford Inc. and Braemar since March 2018. Mr. Welter has also served as Co-President of Ashford Inc. since March 2018. He served as our Executive Vice President, Asset Management from March 2011 to March 2018. He also served in that capacity for Ashford Inc. from November 2014 to March 2018 and for Braemar from April 2013 to March 2018. From August 2005 until December 2010, Mr. Welter was employed by Remington Lodging in various capacities, most recently serving as its Chief Financial Officer. Mr. Welter oversees the asset management, capital management and acquisition underwriting functions for the Company and Braemar as well as the operations of Ashford Inc., including both its asset management advisory business and its hospitality products and services business. Mr. Welter is a current member of Marriott’s Owner Advisor Council and serves as a board member for the American Hotel and Lodging Association. Mr. Welter is a frequent speaker and panelist for various lodging investment and development conferences, including the NYU Lodging Conference. Mr. Welter earned his Bachelor of Science in Economics from Oklahoma State University, where he served as student body president and graduated summa cum laude.
Mark L. Nunneley has served as our Chief Accounting Officer since May 2003 and has served in that capacity for Ashford Inc. since April 2014 and for Braemar since April 2013. From 1992 until 2003, Mr. Nunneley served as Chief Financial Officer of Remington Lodging. He previously served as a tax consultant at Arthur Andersen & Company and as a tax manager at Deloitte & Touche. Mr. Nunneley is a certified public accountant (CPA) in the State of Texas and is a member of the American Institute of Certified Public Accountants, Texas Society of CPAs and Dallas Chapter of CPAs. Mr. Nunneley earned his Bachelor of Science degree in Business Administration from Pepperdine University and his Master of Science in Accounting from the University of Houston.
Directors
Monty J. Bennett was first elected to our Board of Directors in May 2003 and has served as a director of the Company since that time and served as our Chief Executive Officer from that time until February 2017. Effective in January 2013, Mr. Bennett was appointed as the Chairman of our Board of Directors. Prior to January 2009, Mr. Bennett also served as our President. Mr. Bennett currently serves as the chair of our Acquisitions Committee. Mr. Bennett also currently serves as Chief Executive Officer and Chairman of the board of directors of Ashford Inc., where he has served in such capacities since November 2014, and as Chairman of the board of directors of Braemar, where he has served in such capacity since April 2013. Mr. Bennett also served as Chief Executive Officer of Braemar from April 2013 until November 2016. Mr. Bennett joined Remington Lodging in 1992 and has served in several key positions, such as President, Executive Vice President, Director of Information Systems, General Manager and Operations Director.
Mr. Bennett holds a Master’s degree in Business Administration from the S.C. Johnson Graduate School of Management at Cornell University and a Bachelor of Science degree with distinction from the

Cornell School of Hotel Administration. He is a life member of the Cornell Hotel Society. He has over 26 years of experience in the hotel industry and has experience in virtually all aspects of the hospitality industry, including hotel ownership, finance, operations, development, asset management and project management. He is a member of the American Hotel & Lodging Association’s Industry Real Estate Finance Advisory Council (IREFAC), the Global Advisory Council of Hoftel, a worldwide hotel ownership group, and is on the Advisory Editorial Board for GlobalHotelNetwork.com. He is also a member of the Chief Executive Officer Fiscal Leadership Council for Fix the Debt, a non-partisan group dedicated to reducing the nation’s federal debt level and on the advisory board of Texans for Education Reform. Formerly, Mr. Bennett was a member of Marriott’s Owner Advisory Council and Hilton’s Embassy Suites Franchise Advisory Council.
Mr. Bennett is a frequent speaker and panelist for various hotel development and industry conferences, including the NYU Lodging Conference and the Americas Lodging Investment Summit conferences. Mr. Bennett received the Top-Performing CEO Award from HVS for 2011. This award is presented each year to the Chief Executive Officer in the hospitality industry who offers the best value to stockholders based on HVS’s pay-for-performance model. The model compares financial results relative to Chief Executive Officer compensation, as well as stock appreciation, company growth and increases in EBITDA.
Benjamin J. Ansell, M.D. was first elected to our Board of Directors in May 2009 and currently serves as a member of our Acquisitions Committee and as a member of our Nominating and Corporate Governance Committee. Dr. Ansell is the founder of and current director and Chairman of the board of the UCLA Executive Health Program, where he has been responsible for marketing and selling executive health program services to more than 20 Fortune 500 companies and 4,000 individual customers. Dr. Ansell also founded and serves as the director of UCLA Medical Hospitality, which coordinates health services, concierge and some hospitality functions within the UCLA Health System. Dr. Ansell is also a senior practice physician within the UCLA Health System, specializing in cardiovascular disease prevention and early detection strategies. Over the past two decades, Dr. Ansell has acted as senior advisor to the pharmaceutical industry and financial community with respect to U.S. marketing, sales and branding strategies for cardiovascular medication. Dr. Ansell received a dual undergraduate degree with distinction in Biology and as a College Scholar in Music from Cornell University, followed by his Doctor of Medicine from the UCLA School of Medicine. Dr. Ansell successfully completed the director certification program at the UCLA Anderson Graduate School of Management in 2009.
Amish V. Gupta was first elected to our Board of Directors in May 2014 and currently serves as our lead independent director (“Lead Director”). Mr. Gupta currently serves as the chair of our Related Party Transactions Committee, and as a member of our Acquisitions Committee. Mr. Gupta is currently the Chief Operating Officer of RETC, Limited Partnership, a property tax advisory firm that has represented over $20 billion in asset value nationally. He has led RETC since 2010, where he is responsible for overall operations and strategy. Prior to joining RETC, Mr. Gupta served as a real estate associate at The Carlyle Group, a private equity firm headquartered in Washington D.C., for four years. Mr. Gupta received his MBA from the Kellogg School of Management and his B.A. from Emory University.
J. Robison Hays, III is the President and Chief Executive Officer of Ashford Hospitality Trust and the Senior Managing Director of Ashford. He is also a member of the Board of Directors of the Company. Mr. Hays has nearly two decades of business experience operating and growing companies, including 15 years of real estate experience. Previously, he served as Chief Strategy Officer for Ashford, the Company and Braemar Hotels & Resorts. He also served as Co-President for Ashford. Prior to these roles he served as Senior Vice President Corporate Finance & Strategy for the Company and Braemar Hotels & Resorts. During his tenure at Ashford, Mr. Hays has been responsible for leading the execution of key strategic and operating initiatives. He has overseen financial analyses related to mergers, acquisitions, divestitures, refinancings, hedging, capital market transactions and major capital outlays. Prior to 2013, in addition to his other responsibilities, Mr. Hays was in charge of the Company’s investor relations efforts. Mr. Hays is a frequent speaker at industry and Wall Street investor conferences. Prior to joining Ashford, Mr. Hays worked in the Corporate Development office of Dresser, Inc., a Dallas-based oil field service and manufacturing company, where he focused on mergers, acquisitions, and strategic direction. Before working at Dresser, Mr. Hays was a member of the Merrill Lynch Global Power & Energy Investment Banking Group based in Texas. Mr. Hays has been a frequent speaker at various lodging, real estate and alternative investment conferences around the globe. He earned his A.B. degree in Politics with a certificate in Political Economy from Princeton University and later studied philosophy at the Pontifical University of the Holy Cross in Rome, Italy.
Kamal Jafarnia was appointed to our Board of Directors effective January 2013 and currently serves as chair of our Nominating and Corporate Governance Committee and as a member of our Compensation Committee. Mr. Jafarnia currently serves as General Counsel and Chief Compliance Officer at Artivest Holdings, Inc., which position he has held since October 2018, and as Chief Compliance Officer for Altegris Advisors LLC. In addition, since June 2019, Mr. Jafarnia has served as a director of Bluerock Residential Growth REIT (NYSE American: BRG), a publicly listed REIT that focuses on the acquisition of multi-family apartment properties. Prior to that, Mr. Jafarnia served as Managing Director for Legal and Business Development at Provasi Capital Partners LP. Prior to that, from October 2014 to December 2017, he served as Senior Vice President of W.P. Carey Inc. (NYSE: WPC), as well as Senior Vice President and Chief Compliance Officer of Carey Credit Advisors, Inc. and as Chief Compliance Officer and General Counsel of Carey Financial, LLC. Prior to joining W. P. Carey Inc., Mr. Jafarnia served as Counsel to two American Lawyer Global 100 law firms in New York. From March 2014 to October 2014, Mr. Jafarnia served as Counsel in the REIT practice group at the law firm of Greenberg Traurig, LLP. From August 2012 to March 2014, Mr. Jafarnia served as Counsel in the Financial Services & Products Group and was a member of the REIT practice group of Alston & Bird, LLP. Between 2006 and 2012, Mr. Jafarnia served as a senior executive, in-house counsel, and Chief Compliance Officer for several alternative investment program sponsors, including, among others, American Realty Capital, a real estate investment program sponsor, and its affiliated broker-dealer, Realty Capital Securities, LLC. Mr. Jafarnia received his J.D. from Temple University School of Law and LL.M. from Georgetown University. Mr. Jafarnia is a licensed attorney admitted to practice law in four states and the District of Columbia and has spent a majority of his career specifically as a regulatory compliance officer.
Frederick J. Kleisner was appointed to our Board of Directors in September 2016. Mr. Kleisner held a long illustrious career in the industry, serving as President and a director of Hard Rock Hotel Holdings, LLC, a destination casino and resort company, from October 2007 until March 2011. He also served as Chief Executive Officer of Morgans Hotel Group Co. (NASDAQ: MHGC), a hospitality company, from December 2007 until March 2011, as President and Chief Executive Officer (including interim President and Chief Executive Officer) from September 2007 until March 2009, and as a director from February 2006 to March 2011. Prior to his time at Morgans, Mr. Kleisner was the Chairman and Chief Executive Officer of Rex Advisors, LLC, a hotel advisory firm, from January 2006 to September 2007. From August 1999 to December 2005, Mr. Kleisner served as President, Chief Operating Officer and, from March 2000 to August 2005, Chief Executive Officer of Wyndham International, Inc., a global hotel company. Mr. Kleisner also has served as Chairman of Wyndham International’s board from October 2000 to August 2005. He served as President and Chief Operating Officer of The Americas for Starwood Hotels & Resorts Worldwide, Inc. Hotel Group from January 1998 to August 1999. He has held senior positions with Westin Hotels and Resorts Worldwide, where he served as President and Chief Operating Officer from 1995 to 1998; Interstate Hotels Company, where he served as Executive Vice President and Group President of Operations from 1990 to 1995; the ITT Sheraton Corporation, where he served as Senior Vice President, Director of Operations, North America Division-East from 1985 to 1990; and Hilton Hotels Corp., where for 16 years he served as General Manager of several landmark hotels.
Mr. Kleisner served as a director of Caesars Entertainment Corporation (NASDAQ: CZR) from 2013 to October 2017, Kindred Healthcare, Inc. (NYSE: KND) from 2009 to July 2018, and Apollo Residential Mortgage, Inc. (formerly NYSE: AMTG), a real estate investment trust, from July 2011 to August 2016. From November 2007 to August 2010, Mr. Kleisner served as a director of Innkeepers USA Trust, a subsidiary of Apollo Investment Corporation (NASDAQ: AINV). He is currently a director of Athora Holdings, Ltd., a specialist solutions provider for the European insurance and reinsurance market; European Gtd. Life Co; Playtime, LLC, a manufacturer of antibacterial and antimicrobial playground equipment and play systems; and Aimbridge Hospitality, Inc., a hotel investment and management firm. Mr. Kleisner graduated from Michigan State University with a B.A. in Hotel Management, and currently serves as a Real Estate Investment Management Advisory Board member of Michigan State University’s Eli Broad College of Business, School of Hospitality Business. He also completed advanced studies at the University of Virginia, Darden School of Business and attended the Catholic University of America.

Sheri L. Pantermuehl was first elected to our Board of Directors in May 2018 and currently serves as the chair of our Audit Committee and as a member of our Related Party Transactions Committee. Ms. Pantermuehl has served as the Chief Financial Officer of Alan Ritchey, Inc. since May 2015, which has operations in the transportation and agriculture segments. From February 2011 to April 2015, Ms. Pantermuehl performed back office functions and acted as the Chief Financial Officer for a number of small to medium size firms, including a software development/document imaging firm and a bio-technology firm. From April 2007 to January 2011, Ms. Pantermuehl served as Controller and Chief Financial Officer of Riptide Worldwide, Inc. Prior to that, Ms. Pantermuehl served as the Chief Financial Officer of Intrametrics Corporation and Vertical Computer Systems, Inc., and as Director of Finance of Blockbuster, Inc. Ms. Pantermuehl is a former Treasurer and member of the board of directors of the Arthritis Foundation. Ms. Pantermuehl received a bachelor’s degree in Business Administration with an emphasis in Accounting and Finance from Texas A&M University and graduated magna cum laude.
Alan L. Tallis has served on our Board of Directors since his appointment in January 2013. Mr. Tallis currently serves as the chair of our Compensation Committee and as a member of our Audit Committee and Related Party Transaction Committee. Mr. Tallis is currently principal of Alan L. Tallis & Associates, a consulting firm principally engaged in serving the lodging industry. He currently serves on the Advisory Boards of the Stonehill Strategic Hotel Credit Opportunity Fund II and Stonehill Strategic Hotel Credit Opportunity Fund III. From March 2008 through February 2011, Mr. Tallis served as Executive Vice President, Asset Management for our Company, and from February 2011 through January 2012, Mr. Tallis served as a consultant to our Company. From June 2006 to May 2007, Mr. Tallis served as a senior advisor to Blackstone Real Estate Advisors following its acquisition of La Quinta Corporation. From July 2000 until May 2006, Mr. Tallis served in various positions with La Quinta Corporation, most recently serving as President and Chief Development Officer of LQ Management LLC and President of La Quinta Franchising LLC. Prior to joining La Quinta Corporation, Mr. Tallis held various positions with Red Roof Inns, including serving as Executive Vice President-Development and General Counsel from 1994 to 1999. Mr. Tallis received an MBA from the Red McCombs School of Business at the University of Texas at Austin and a J.D. from the University of Miami.
None of the executive officers or directors of the Company were convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All the executive officers and directors of the Company are U.S. citizens.

BENEFICIAL OWNERSHIP
Beneficial Ownership of Common Stock by Executive Officers, Directors and Large Stockholders
The following table sets forth information with respect to the Common Stock beneficially owned by: (i) each person known by the Company to own of record or beneficially 5% or more of Common Stock, (ii) each director, (iii) each Named Executive Officer and (iv) all officers and directors of the Company as a group, in each case based upon information available as of September 4, 2020 (unless otherwise noted). In accordance with SEC rules, each listed person’s beneficial ownership includes: (i) all shares the person owns beneficially; (ii) all shares over which the person has or shares voting or dispositive control; and (iii) all shares the person has the right to acquire within 60 days.
Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all shares of our voting stock shown to be beneficially owned by such person or entity.
As of September 4, 2020, after giving effect to the 1-for-10 reverse stock split of our Common Stock completed on July 15, 2020, we had an aggregate of 13,058,909 shares of voting stock outstanding, consisting of 13,058,909 shares of our Common Stock.
The percentage of ownership is based on 13,058,909 shares of Common Stock outstanding on September 4, 2020. In certain reports filed with the SEC that we have used to generate the following table, the reporting persons and groups have reported ownership of our Common Stock on a pre-reverse stock split basis. Accordingly, certain reported numbers have been adjusted to give effect to the completed reverse stock split, so as to provide updated approximations of beneficial ownership information that is consistent with the number of shares of our Common Stock currently outstanding. Except as indicated in the footnotes to the table below, the address of each person listed below is the address of our principal executive office, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.
	Beneficial Ownership of Common Stock		Voting Power
Name of Beneficial Owner	Shares(1)	Percent	Votes	Percent
Monty J. Bennett	763,315(4)(7)	5.6%	763,315	5.6%
Benjamin J. Ansell, M.D.	111,787	*	111,787	*
Amish Gupta	18,871	*	18,871	*
Kamal Jafarnia	19,610	*	19,610	*
Frederick J. Kleisner	16,564	*	16,564	*
Sheri L. Pantermuehl	14,062	*	14,062	*
Alan L. Tallis	40,896	*	40,896	*
Deric S. Eubanks	64,886	*	64,886	*
Mark L. Nunneley	121,424	*	121,424	*
J. Robison Hays, III	90,722	*	90,722	*
Jeremy J. Welter	64,078	*	64,078	*
All executive officers and directors as a group (12 persons)(2)(3)	1,333,988	9.6%	1,333,988	9.6%
The Vanguard Group, Inc.	1,108,919(5)	10.6%	1,108,919	10.6%
Renaissance Technologies LLC	704,147(6)	6.7%	704,147	6.7%

*
Less than 1%

(1)
We have, if appropriate, adjusted the beneficial ownership of certain holders to reflect the completion of the reverse stock split.

(2)
Assumes that all common units of our operating partnership held by such person or group of persons are redeemed for Common Stock based on the applicable exchange ratio as of September 4, 2020, which was one share of our Common Stock per common unit, and includes all restricted stock grants made since our initial public offering through September 4, 2020. All such stock grants typically vest over a period of time generally commencing on the date of their issuance. The number includes long-term incentive partnership (“LTIP”) units in our operating partnership that have achieved economic parity with the common units as of September 4, 2020 but excludes any LTIP units (including performance LTIPs) issued subsequent to September 4, 2020 or that have not yet achieved economic parity or PSUs, LTIP units or performance LTIPs that have not yet vested. All LTIP units that have achieved economic parity with the common units are, subject to certain time-based and/or performance-based vesting requirements, convertible into common units, which may be redeemed for either cash or, at our sole discretion, up to one share of our Common Stock.
(3)
As of September 4, 2020, there were outstanding and entitled to vote 13,058,909 shares of Common Stock. The total number of shares outstanding used in calculating the percentage for each person assumes that operating partnership common units held by such person and LTIP units held by such person that have achieved economic parity with the common units are redeemed for Common Stock, using the conversion ratio effective as of the record date, but none of the operating partnership units held by other persons are redeemed for Common Stock.

(4)
Includes 94,314 common units held directly by Ashford Financial Corporation, 50% of which is owned by Mr. Monty J. Bennett. Mr. Monty J. Bennett disclaims beneficial ownership in excess of his pecuniary interest in such common units.

(5)
Based on information provided by The Vanguard Group, Inc. (“Vanguard Group”) in an amendment to its Schedule 13G filed with the SEC on February 12, 2020. Per its Schedule 13G, Vanguard Group has sole voting power over 90,670 of such shares, shared voting power over 84,100 of such shares, sole power to dispose of 10,930,782 of such shares and shared power to dispose of 158,410 of such shares. Includes 74,310 shares of Common Stock held by Vanguard Fiduciary Trust Company and 100,460 shares of Common Stock held by Vanguard Investments Australia, Ltd. The principal business address of Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(6)
Based on information provided by Renaissance Technologies LLC in its Schedule 13G filed with the SEC on February 13, 2020. Per its Schedule 13G, Renaissance Technologies LLC has sole voting power of 6,895,013 of such shares and sole dispositive power over 7,001,330 such shares. The principal business address of Renaissance Technologies LLC is 800 Third Avenue, New York, New York 10022.

(7)
The total number of shares of the Company’s Common Stock outstanding used in calculating the percentage assumes that operating partnership units held by this person, including LTIP units that have achieved economic parity with our Common Stock, are converted into Common Stock but none of the operating units held by other people is converted into Common Stock. Each of Mr. Archie Bennett, Jr. and Mr. Monty J. Bennett owns a portion of their shares indirectly. Also, the amount reported for Mr. Monty J. Bennett includes shares previously held by MJB Operating, LP, which have been transferred to MJB Investments, LP.

Beneficial Ownership of Preferred Stock by Executive Officers, Directors and Large Stockholders
Series D Preferred Stock
No executive officer or director of the Company holds any Series D Preferred Stock. The following table sets forth certain information as of September 4, 2020, relating to the beneficial ownership of our Series D Preferred Stock. To our knowledge, there are no other beneficial owners who hold more than 5% of the outstanding shares of Series D Preferred Stock.
	Beneficial Ownership of Series D Preferred Stock
Name and Address of Beneficial Owner	Shares	Percent
Fidelity Management & Research Co. LLC 245 Summer Street V5D Boston, MA 02210	355,394	14.87%

Series F Preferred Stock
No executive officer or director of the Company holds any Series F Preferred Stock. The following table sets forth certain information as of September 4, 2020, relating to the beneficial ownership of our Series F Preferred Stock. To our knowledge, there are no other beneficial owners who hold more than 5% of the outstanding shares of Series F Preferred Stock.
	Beneficial Ownership of Series F Preferred Stock
Name and Address of Beneficial Owner	Shares	Percent
Fidelity Management & Research Co. LLC 245 Summer Street Boston, MA 02210	590,200	12.30%
BlackRock Fund Advisors 400 Howard Street San Francisco, CA 94105	400,518	8.34%
Cohen & Steers Capital Management, Inc. 280 Park Ave New York, NY 10017	259,000	5.40%
Series G Preferred Stock
No executive officer or director of the Company holds any Series G Preferred Stock. The following table sets forth certain information as of September 4, 2020, relating to the beneficial ownership of our Series G Preferred Stock. To our knowledge, there are no other beneficial owners who hold more than 5% of the outstanding shares of Series G Preferred Stock.
	Beneficial Ownership of Series G Preferred Stock
Name and Address of Beneficial Owner	Shares	Percent
BlackRock Fund Advisors 400 Howard Street San Francisco, CA 94105	487,583	7.86%
Series H Preferred Stock
No executive officer or director of the Company holds any Series H Preferred Stock. The following table sets forth certain information as of September 4, 2020, relating to the beneficial ownership of our Series H Preferred Stock. To our knowledge, there are no other beneficial owners who hold more than 5% of the outstanding shares of Series H Preferred Stock.
	Beneficial Ownership of Series H Preferred Stock
Name and Address of Beneficial Owner	Shares	Percent
Fidelity Management & Research Co. LLC 245 Summer Street Boston, MA 02210	279,040	7.86%
Series I Preferred Stock
No executive officer or director of the Company holds any Series I Preferred Stock. The following table sets forth certain information as of September 4, 2020, relating to the beneficial ownership of our

Series I Preferred Stock. To our knowledge, there are no other beneficial owners who hold more than 5% of the outstanding shares of Series I Preferred Stock.
	Beneficial Ownership of Series I Preferred Stock
Name and Address of Beneficial Owner	Shares	Percent
BlackRock Fund Advisors 400 Howard Street San Francisco, CA 94105	449,874	8.33%
Fidelity Management & Research Co. LLC 245 Summer Street Boston, MA 02210	388,642	7.20%

EXECUTIVE COMPENSATION
The following is a discussion and analysis of the equity compensation program adopted for our named executive officers, determined as of December 31, 2019, which include our then-current Chief Executive Officer, our Chief Financial Officer, and the three other most highly compensated executive officers appearing in the Summary Compensation Table. Also included below is a discussion of the equity awarded to our named executive officers in 2020 with respect to 2019 performance. This discussion should be read together with the compensation tables and related disclosures set forth elsewhere in this Prospectus/Consent Solicitation.
The compensation discussion and related tables that follow describe the compensation arrangements in effect for our named executive officers for fiscal 2019, in accordance with SEC rules. However, as previously disclosed by the Company, on April 26, 2020, Douglas A. Kessler, our former President and Chief Executive Officer, gave notice of his intention to voluntarily resign from his employment and all positions with the Company’s advisor, Ashford Inc., and its subsidiaries, affiliates, and entities that it advises (including the Company), which resignation was effective on May 13, 2020. On April 30, 2020, the Board of Directors appointed J. Robison Hays, III, previously our Chief Strategy Officer, to fill the role of President and Chief Executive Officer, effective as of May 14, 2020 (and it is the intention of the Company’s advisor, Ashford Inc., to enter into an amendment to its employment agreement with Mr. Hays to reflect this new position).
2019 Company Performance Highlights
As for our 2019 highlights, at year-end, our hotel portfolio consisted of 117 hotels containing 24,916 net rooms across 30 states and Washington, D.C. We believe our geographic diversity, combined with the fact that no major market represents more than 11% of our hotel EBITDA, provides economic balance and reduces risk. Turning to our financial performance for 2019, comparable RevPAR for our hotels increased 1.4% to $128.26, driven by a 1.7% increase in rate partially offset by a 0.3% decrease in occupancy. We also seek to increase our RevPAR penetration index and we believe the benefits of our 2019 expenditures of $159.2 million in capital refreshes at the hotels will help us meet this goal. Although we had a net loss of $142.7 million for 2019, our Adjusted EBITDAre for 2019 totaled $425.0 million, and, while we had a net loss per share of $1.58 in 2019, our AFFO per share was $1.22. We believe our performance, as reflected by such RevPAR, Adjusted EBITDAre and AFFO per share performance in 2019, emphasizes the quality of our portfolio as well as the strength of our asset management capabilities.
Compensation of Our Executive Officers
We are externally advised by Ashford Inc. pursuant to an advisory agreement. Ashford Inc., through its operating company Ashford LLC, is responsible for implementing our investment strategies and managing our operations. Our advisor manages the day-to-day operations of our Company and our affiliates in exchange for an advisory fee, the terms of which are described under “Certain Relationships and Related Person Transactions-Our Relationship and Agreements with Ashford Inc. and its Subsidiaries.” As a consequence of this management arrangement and although the Company has executive officers, it does not have any employees. Each of the Company’s executive officers is, however, an employee of our advisor and is compensated by our advisor in his capacity as such. During all of 2017, 2018, and 2019, the cash compensation received by our executive officers was paid to those persons by Ashford Inc. in their capacity as employees of our advisor. However, our executive officers (as well as other employees of our advisor) continue to be eligible to receive equity awards under our equity incentive plan and we grant equity compensation to our executive officers under our equity incentive plan as described below. We do not, however, provide any other compensation or employee benefit plans for our executive officers.
Compensation Objectives & Philosophy
The objectives of our equity compensation program are to: (i) motivate our executive officers to achieve the Company’s business and strategic objectives; (ii) align the interests of key leadership with the long-term interests of the Company’s stockholders; and (iii) provide rewards and incentives, without excessive risk taking, in order to attract, retain, and motivate our executive officers to perform in the best interests of the Company and its stockholders.

Our compensation philosophy is to make all equity compensation decisions following the end of our fiscal year based on the performance of the prior year and over the longer term. Our primary business objective of maximizing total stockholder return (“TSR”) through growth from internal asset performance and dynamic portfolio management strategies demands a long-term focus. As a result, we believe that the equity compensation we pay to our executive officers should be reflective of the overall performance of our Company on both a short-term and a long-term basis. The equity compensation we offer should reward the successes of the recent past, as well as motivate the executives to maximize the creation of long-term stockholder value in a competitive environment. Most of our management team have been working together for over 15 years, and the Company believes that the synergies among the management team, along with their cumulative knowledge and breadth of experience, have been key factors in the Company’s growth since its inception.
Role of the Compensation Committee
The equity compensation we pay to our executive officers is administered under the direction of our Compensation Committee. In its role as the administrator of our equity compensation program, our Compensation Committee recommends the equity compensation to be paid to our named executive officers with respect to a year to the Board of Directors, taking into consideration the recommendations of our Chairman and our independent compensation consultant, with the members of the Board of Directors ultimately approving all executive compensation decisions. A full description of the Compensation Committee’s roles and responsibilities can be found in its charter which is posted to our website at www.ahtreit.com under the “INVESTOR” tab, by navigating to the “Corporate Governance” link, then to the “Governance Documents” link.
Our Compensation Committee has the authority to retain independent advisors to assist the committee in fulfilling its responsibilities. In July 2015, the committee initially retained Gressle & McGinley LLC (“Gressle & McGinley”) as its independent compensation consultant, and has continued to do so. Gressle & McGinley has not performed any services other than executive and director compensation services for the Company, and has performed its services only on behalf of, and at the direction of, the Compensation Committee. Our Compensation Committee has reviewed the independence of Gressle & McGinley in light of SEC rules and NYSE listing standards regarding compensation consultant independence and has affirmatively concluded that Gressle & McGinley is independent from the Company and has no conflicts of interest relating to its engagement by our Compensation Committee.
Interaction with Management
Our Compensation Committee regularly meets in executive sessions without management or other directors present. Executives generally are not present during Compensation Committee meetings. However, our Chairman and certain of our executive officers and employees of our advisor do attend all or part of certain Compensation Committee meetings. Our Chairman, considering certain performance factors as set by the Board of Directors each year, annually reviews the equity compensation for each named executive officer and our advisor’s (and its subsidiaries’) employees as a group and makes recommendations to our Compensation Committee regarding the equity compensation we should grant to our named executive officers and our advisor’s (and its subsidiaries’) employees as a group. Final equity compensation decisions for our executive officers are ultimately made in the sole discretion of, and with the approval of, the members of the Board of Directors based on the recommendations of the Compensation Committee.
Corporate Governance
Our Compensation Committee believes that the integrity of corporate governance is reinforced by linking our executive officers’ long-term interests to the interests of our stockholders through our equity compensation program. We believe that our equity compensation program provides appropriate performance-based incentives to attract and retain leadership talent, to align officer and stockholder interests, and to continue to drive our long-term track record of superior returns to stockholders.

The following policies support our position:
What We Do	What We Don’t Do
Pay for Performance. A substantial portion of our equity grants are tied to rigorous absolute and relative TSR performance goals.	No Hedging/Pledging. We do not allow hedging or pledging of Company securities.
Equity Ownership Guidelines. We impose robust stock ownership guidelines on our executive officers.	Equity Ownership Guidelines. We do not count performance shares toward our stock ownership guidelines.
Clawback Policy. We can recover performance-based equity incentive compensation in various circumstances.	No Dividends on Unvested Performance Shares. We do not pay dividends on unvested performance shares unless the shares actually vest.
Independent Compensation Consultant. Our Compensation Committee uses the consulting firm of Gressle & McGinley, which is independent and provides no other services to the Company.	No Stock Options. We do not grant stock options.
Compensation Risk Assessment. We conduct an annual compensation risk assessment.	No Evergreen Provision. We have no evergreen provisions in our stock incentive plan.
External Advisor Compensation. We provide detailed disclosure of compensation paid by our advisor to our named executive officers.	No Perquisites. We do not provide our executive officers with any perquisites or retirement programs.
Advisory Fee and Compensation Paid by the Advisor
Pursuant to our advisory agreement, we pay Ashford Inc. an advisory fee. In turn, Ashford Inc. uses a portion of the proceeds of such advisory fee to pay the cash compensation it pays its personnel. We do not specifically reimburse Ashford Inc. for any executive officer compensation or benefits costs. The following is a summary of the advisory fees we paid to Ashford Inc. in 2019 and the total 2019 compensation paid to our named executive officers, including the equity compensation we paid to our named executive officers in 2019:
•
Under the terms or our advisory agreement, for 2019 our advisory services fee totaled approximately $63.6 million, comprised of a base fee of approximately $36.3 million, reimbursable overhead, internal audit, risk management advisory, and asset management services of approximately $9.3 million and equity-based compensation of approximately $18.1 million associated with equity grants of our Common Stock and long-term incentive partnership units, or LTIP units, awarded to the officers and employees of Ashford Inc. and its subsidiaries.

•
No specific portion of our advisory fees is allocated to the compensation paid by Ashford Inc. to its employees who are also our executive officers. Our advisor makes all decisions relating to compensation paid by Ashford Inc. to our executive officers who are its employees based on such factors as the terms of their employment agreements with Ashford Inc. and an evaluation of the performance of such employees on behalf of Ashford Inc. and its advisees during the year.

•
For 2019, our named executive officers earned total cash compensation of approximately $6.7 million from Ashford Inc. The total cash compensation paid by Ashford Inc. to our named executive officers was comprised of an aggregate of approximately $2.6 million in salaries and an aggregate of approximately $4.0 million in cash bonus awards. In addition, Ashford Inc. granted options in 2019 to purchase an aggregate of 160,000 shares of the common stock of Ashford Inc. with an aggregate grant date fair value of approximately $4.2 million, to our named executive officers. We have not agreed to or otherwise undertaken to pay Ashford Inc. any amount or otherwise reimburse Ashford Inc. for any expense it incurs in connection with the grant of any options to purchase shares of Ashford Inc. common stock to its employees who are our named executive officers or the exercise of any or all of those options.

•
Not all of the compensation received by our named executive officers from Ashford Inc. was attributable to services performed as executive officers of our Company. Based on a review of the proportion of our Company to the total operations managed using various measures of size (revenue, assets, and total enterprise value), we estimate that approximately 70% of the compensation paid by Ashford Inc. is attributable to services provided by our named executive officers to our Company.

•
The cash bonus awards paid by Ashford Inc. to its employees who are our named executive officers pursuant to Ashford Inc.’s non-equity incentive plan represent variable incentive compensation that was earned for achieving specific performance targets. The performance metrics for 2019 included adjusted earnings per share of Ashford Inc., Adjusted EBITDA of Ashford Inc., corporate liquidity, number of investor and analyst meetings, increase in assets under management by Ashford Inc. and its affiliates, and investments in or acquisition of new service businesses at Ashford Inc. or its affiliates.

Our Compensation Program
We are externally advised by our advisor, which determines and pays our executive officers’ salaries, bonuses, and other benefits. However, our Compensation Committee, together with the members of the Board of Directors, may grant equity awards to our executive officers and employees and other agents or affiliates of our advisor and its subsidiaries pursuant to our stock incentive plan.
The primary objectives of our equity compensation program are to: (i) motivate our executive officers to achieve the Company’s business and strategic objectives; (ii) align the interests of key leadership with the long-term interests of the Company’s stockholders; and (iii) provide rewards and incentives, without excessive risk taking, in order to attract, retain, and motivate our executive officers to perform in the best interests of the Company and its stockholders.
We strive to follow best practices in structuring our compensation program. Several years ago, the Company discussed with a number of its institutional stockholders the Company’s executive compensation practices. In response to feedback from the Company’s stockholders, the Compensation Committee took a series of actions to enhance the Company’s equity compensation program. Based on a thorough review of our peer companies and current industry trends, the committee revised the equity compensation plan in 2016 to include objective performance metrics tied to the Company’s business goals and stockholder returns. The Compensation Committee now sets specific vesting requirements for half of the performance-vesting annual equity awards based on TSR relative to our peers and the remaining half of the performance-vesting annual equity awards based on absolute TSR. These changes reflect the Company’s pay for performance philosophy and were aimed at creating further alignment of our executives’ pay with stockholders. Our performance-based awards measure achievement over a three-year performance period; however, beginning with annual equity awards granted in 2020, one-third of each performance-vesting award will be eligible to vest based on performance over the first year of the three-year performance period.
At our annual meeting of stockholders in 2019, 95.9% of the votes cast either “for” or “against” on our stockholder advisory vote on executive compensation (“Say-on-Pay Vote”) were cast in favor of the Company’s executive compensation disclosed in our proxy statement. As we have in the past, we will continue to discuss our compensation practices with our investors and will take into consideration their comments and concerns, as well as the results of our annual Say-on-Pay Vote in determining executive compensation.
During 2019, our Company delivered strong operating performance, with management achieving or exceeding four of the four business objectives set by our Board of Directors for the year. The Compensation Committee took the Company’s operating performance in 2019 into consideration in making decisions to grant equity in March 2020.
2019 Compensation Results
The Compensation Committee believes that our named executive officers should have an ongoing stake in the long-term success of our business, and our equity compensation program is intended to align our executives’ interests with those of our stockholders, as well as to reward our executive officers for their performance on the Company’s behalf. Under our equity program, the Compensation Committee determines the size of potential equity awards by officer based on a review of market pay levels, taking into consideration the size of our Company against our peers. The Compensation Committee also considers the most recent burn rate benchmarks published by ISS for the real estate Global Industry Classification Standard.
For purposes of the below, the discussion of our 2019 performance relates to the equity grants made to our named executive officers in March 2020. However, the SEC’s rules require disclosure in the tables that follow this Compensation Discussion & Analysis of the equity awards that were granted to our named executive officers in 2019. For a detailed discussion of our 2018 performance, on which the size of our equity awards granted in 2019 was based, please refer to the “2018 Compensation Results” discussion contained in our 2019 proxy statement, filed with the SEC on April 1, 2019.
For 2019, the size of the potential equity awards for our named executive officers was determined in part based on historical compensation levels in the hospitality REIT sector. Please refer to “Executive Compensation—Review of Market Data for Peer Companies” below for further discussion of this analysis. Also, the Compensation Committee considered the recommendations of the Chairman in setting the equity awards for each individual named executive officer.
One-half of the value of the annual equity awards is granted in a form that is eligible to vest based on the Company’s absolute and relative TSR. The other half of the potential award is eligible to vest based on continued service in three equal installments on each anniversary of the grant date. Named executive officers may elect to receive their service-based equity awards in the form of “LTIP units” (a special class of partnership units in our operating partnership called “long-term incentive partnership units,” which are described in further detail below under “Executive Compensation—LTIP Units”) or restricted common stock, and their performance-based equity awards in the form of performance stock units (“PSUs”) or performance LTIP units (“performance LTIPs”), as described in further detail below. Upon vesting and reaching economic parity with the common units, LTIP units are convertible into common units at the option of the recipient. Common units are redeemable for cash or, at our option, convertible into shares of our Common Stock at a 1:1 conversion ratio.
PSUs and performance LTIPs each may vest from 0% to 200% of target based on achievement of a specified absolute or relative TSR, as applicable. The PSUs and performance LTIPs granted in 2019 and 2020 are eligible to vest based on the Company’s TSR over a three-year performance period, as more fully described below, subject to forfeiture. However, commencing with the PSUs and performance LTIPs granted in fiscal 2020, each grantee has an opportunity to vest in one-third of the target award (the “First-Year Target”) after the first year of the three-year performance period, based on the Company’s absolute and relative TSR achievement over the first year. Between 0% and 200% of the First-Year Target is eligible to vest based on such performance over the first year, and any PSUs and performance LTIPs that so vest will reduce the number of any PSUs and performance LTIPs that would otherwise vest at the end of the three-year performance period (but not below zero). If the number of PSUs and performance LTIPs that vest after the first year of the performance period is greater than the number that would vest based on performance over the three-year performance period, no additional PSUs or performance LTIPs will vest at the end of the three-year period (and any PSUs or performance LTIPs that vested after the first year of the performance period will not be deemed forfeited).
We generally use a three-year performance period in order to tie incentive compensation to long-term results. However, commencing with PSU and performance LTIP awards in fiscal 2020, the Compensation Committee believed it was appropriate to include an additional vesting opportunity after the first year of the three-year performance period following a thorough review of the Company’s equity program. As noted above, the size of the equity awards granted to our named executive officers in a given year is based on performance in the preceding fiscal year. Prior to fiscal 2020, PSUs and performance LTIPs vested based on our absolute and relative TSR achieved at the end of a three-year performance period; however, the historical volatility in our stock price meant that a significant, but short-lived, increase or decrease in our stock price at the end of the performance period could result in a significantly inflated or depressed number of PSUs or performance LTIPs vesting, which was inconsistent with our performance over the totality of the three-year period. The Compensation Committee believes that the prior approach did not adequately link our named executive officers’ performance and the interests of our stockholders; instead, the Compensation Committee believes that allowing an additional vesting opportunity for a portion of the PSUs and performance LTIPs (commencing with awards made in fiscal 2020) will better align named executive officer performance with stockholder interests by providing an opportunity to vest in awards based on both performance over a shorter period of time (the first year of the three-year performance period) and performance over the full three-year period.
Achievement levels are set for “threshold” performance, at which 50% of the target shares/units may be earned; “target” performance, at which 100% of the target shares/units may be earned; and “maximum” performance, at which 200% of the target shares/units may be earned. No PSUs or performance LTIPs vest if performance is below the threshold level, and vesting is interpolated between the threshold and target and target and maximum levels. Dividends, or distributions in the case of units, accrue on unvested shares/units and are paid in the form of additional shares/units on the actual number of shares/units that vest.
One-half of the PSUs/performance LTIPs are subject to performance goals based on the Company’s absolute TSR over the applicable performance period, and the remaining one-half of the PSUs/performance LTIPs are subject to performance goals based on the Company’s relative TSR (with respect to the group of peer companies described below) over the applicable performance period. For the PSUs/LTIPs granted in 2020, the absolute TSR goals over the applicable performance period for threshold, target, and maximum performance levels are 5%, 9%, and 13%, respectively, while the relative TSR goals over the applicable performance period for threshold, target, and maximum performance levels are the 30th, 50th, and 70th percentiles, respectively. The Company’s relative TSR will be evaluated based on the Company’s TSR relative to the following peer companies:
DiamondRock Hospitality Co. (DRH)	Pebblebrook Hotel Trust (PEB)
Hersha Hospitality Trust (HT)	RLJ Lodging Trust (RLJ)
Host Hotels & Resorts, Inc. (HST)	Sunstone Hotel Investors Inc. (SHO)
Park Hotels & Resorts, Inc. (PK)	Xenia Hotels & Resorts, Inc. (XHR)
Prior to fiscal 2020, Chesapeake Lodging Trust was included in the peer group above for purposes of calculating our relative TSR; however, Chesapeake Lodging Trust merged with Park Hotels & Resorts Inc. in September 2019, and as a result is no longer included in the peer group.
As described above, equity awards were awarded to the named executive officers in March 2020 based on 2019 performance. 2019 performance was evaluated based on four business objectives established by the Board of Directors. Certain of the business objectives changed relative to last year’s objectives and certain of the targets were adjusted for the business objectives that did not change, in each case, to reflect the cyclicality of the industry in which we operate, changes in market conditions and the broader economy, and to further align the interests of the named executive officers with the interests of the stockholders.
The following table summarizes the four business objectives set by the Board of Directors for 2019, along with the actual results:
2019 Business Objectives	Target	Actual	Meet or Exceed Target
1. AFFO/Share	$0.71	$1.22	Yes
2. Adjusted EBITDAre	$387.7M	$425M	Yes
3. Maintain Corporate Liquidity	At least $100M	$195.1M	Yes
4. Completion of Large Projects	Committee Discretion	(1)	Yes

(1)
The Compensation Committee considered the completion of the Phase 2 redevelopment of Renaissance Nashville (a $4.5M project) and renovations at each of the Hyatt Coral Gables (a $10.8M project), Marriott Dallas-Fort Worth (a $20.1M project), and Embassy Suites Crystal City (a $10.2M project) in evaluating this metric.

Based on its review of 2019 performance, the Compensation Committee determined that the Company achieved four of the four business objectives resulting in the equity awards to our named executive officers described below.

2019 and 2020 Equity Grant Decisions
Based on consideration of Company performance during 2019 and 2018, the Compensation Committee made service-based and performance-based equity grants in March 2020 and February 2019, respectively, to our named executive officers as follows (in number of shares awarded):
Executive	March 2020 Equity Award for 2019 Performance	February 2019 Equity Award for 2018 Performance
Douglas A. Kessler	450,000(2)	475,286(2)
Deric S. Eubanks	200,000(2)	214,830(2)
J. Robison Hays, III	200,000(2)	214,830(1)
Jeremy J. Welter	300,000(1)	214,830(3)
Mark L. Nunneley	100,000(2)	114,068(2)

(1)
The named executive officer elected to receive all of this equity award in the form of LTIP units, which are subject to the vesting terms and conditions described above. The number of performance LTIPs reported in this table assumes vesting at the target level.

(2)
The named executive officer elected to receive all of this equity award in the form of restricted Common Stock (for the portion subject to service-based vesting) and PSUs (for the portion subject to performance-based vesting), which are subject to the vesting terms and conditions described above. The number of PSUs reported in this table assumes vesting at the target level.

(3)
The named executive officer elected to receive the portion of this equity award subject to service-based vesting in the form of LTIP units and the portion of this equity award subject to performance-based vesting in the form of PSUs, which are each subject to the vesting terms and conditions described above. The number of PSUs reported in this table assumes vesting at the target level.

A summary of the components of the February 2020 equity awards to our named executive officers is as follows:
	Target PSUs/LTIPs Awarded (#)		Service-Based Shares/LTIPs Awarded (#)	Total March 2020 Equity Award for 2019 Performance (#)
Executive	Absolute TSR-Based	Relative TSR-Based
Douglas A. Kessler	112,500	112,500	225,000	450,000
Deric S. Eubanks	50,000	50,000	100,000	200,000
J. Robison Hays, III	50,000	50,000	100,000	200,000
Jeremy J. Welter	75,000	75,000	150,000	300,000
Mark L. Nunneley	25,000	25,000	50,000	100,000
LTIP Units
The LTIP units are a special class of partnership units in our operating partnership called “long-term incentive partnership units.” Grants of LTIP units are designed to offer executives the same long-term incentive as restricted stock, while allowing them more favorable income tax treatment. Each LTIP unit awarded is deemed equivalent to an award of one share of Common Stock reserved under our stock incentive plan, reducing availability for other equity awards, because LTIP units are convertible into common units of our operating partnership, which may themselves be converted into shares of our Common Stock based on a conversion ratio of 1:1. As a result, an LTIP unit granted may result in an issuance of one share of our Common Stock. LTIP units, whether vested or not, receive the same quarterly per unit distributions as common units of our operating partnership, which typically equal per-share dividends on our Common Stock, if any. This treatment with respect to quarterly distributions is analogous to the treatment of time-vested restricted stock. (Note that distributions on performance LTIPs accrue on unvested units and are paid in the form of additional common units of our operating partnership on the actual number of LTIP units that vest.) The key difference between LTIP units and restricted stock is that at the time of award, LTIP units do not have full economic parity with common units but can achieve such parity over time. Upon the occurrence of certain corporate events, which are not performance-related events, the capital accounts of our operating partnership may be adjusted, allowing for the LTIP units to achieve parity with the common units over time. If such parity is reached, vested LTIP units become convertible into an equal number of common units. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP units is less than the value of an equal number of shares of our Common Stock.
Subject to satisfaction of the applicable performance- or service-vesting requirements for the LTIP units or performance LTIPs, the LTIP units will achieve parity with the common units upon the sale or deemed sale of all or substantially all of the assets of the partnership at a time when the Company’s stock is trading at some level in excess of the price it was trading at on the date of the LTIP issuance. More specifically, LTIP units will achieve full economic parity with common units in connection with (i) the actual sale of all or substantially all of the assets of our operating partnership or (ii) the hypothetical sale of such assets, which results from a capital account revaluation, as defined in the partnership agreement, for the operating partnership. A capital account revaluation generally occurs whenever there is an issuance of additional partnership interests or the redemption of a partnership interest. If a sale, or deemed sale as a result of a capital account revaluation, occurs at a time when the operating partnership’s assets have sufficiently appreciated, the LTIP units will achieve full economic parity with the common units. However, in the absence of sufficient appreciation in the value of the assets of the operating partnership at the time a sale or deemed sale occurs, full economic parity would not be reached. Until and unless such economic parity is reached, the value that an executive will realize for vested LTIP units will be less than the value of an equal number of shares of our Common Stock.
As of March 16, 2020, all except for 146,906 of the LTIP units issued to our named executive officers prior to 2019 have reached economic parity with the common units and have been converted to common units, and all of the LTIP units issued to our named executive officers during 2019 have achieved such parity. None of the LTIP units issued during 2020 have reached such parity.
Review of Market Data for Peer Companies
Equity compensation grants for our named executive officers are determined based on a number of factors, including a periodic review of the compensation levels in the marketplace for similar positions. In 2019, the Compensation Committee, with the assistance of Gressle & McGinley, our independent compensation consultant, undertook such a review of competitive compensation compared to market, with a particular emphasis on market level of equity compensation (both actual awards granted and target awards for our peers’ equity incentive plans).
Competitive pay data is used for reference only to gauge the marketplace for executive compensation in our industry. The Compensation Committee does not establish a specific target percentile of market for our executives and generally seeks to provide the compensation levels needed to retain our exceptional executive team and reward appropriately for performance.
The specific peers used to assess competitive pay include other hospitality REITs with similar assets. The hospitality REITs included in our assessment of competitive pay include:
Chatham Lodging Trust (CLDT)	Pebblebrook Hotel Trust (PEB)
Chesapeake Lodging Trust	RLJ Lodging Trust (RLJ)
DiamondRock Hospitality Company (DRH)	Summit Hotel Properties (INN)
Hersha Hospitality Trust (HT)	Sunstone Hotel Investors (SHO)
Host Hotels & Resorts (SHT)	Xenia Hotels & Resorts (XHR)
Park Hotels & Resorts, Inc. (PK)
This group was the same group that we generally used to assess competitive pay in 2018. Note that Chesapeake Lodging Trust merged with Park Hotels & Resorts Inc. in September 2019, and as a result will not be included in the above group going forward.
The Compensation Committee also assessed the pay practices of these hospitality REITs in evaluating 2020 equity grant decisions for 2019 performance. Specifically, the Compensation Committee reviewed the absolute and relative TSR performance targets used by our peers in their equity programs, although the Compensation Committee did not benchmark the performance targets at any specific level.
In evaluating the market pay levels of our peers, the Compensation Committee also considers the unique role that each of the named executive officers of the Company holds. Specifically, each of our named executive officers performs duties that are traditionally assigned to multiple senior officers in competitive companies. By way of example, during 2019, our Former Chief Executive Officer and President, Mr. Douglas Kessler, was charged with capital markets activities and was also responsible for securing our investments and for identifying opportunities for joint ventures or other business partnerships as well as being the lead contact for Company financing activities. Further, the General Counsel has the mandate to negotiate the terms of, and close, all acquisition and disposition transactions, capital market transactions, and equity and debt financings and he is charged with supervising the legal department, monitoring corporate governance, and performing the normal duties associated with the office of the General Counsel. The Company’s division of responsibilities has created a cohesive and extremely streamlined management system, which enables the Company to operate with a smaller staff of senior executives, including the named executive officers, than would be expected of a company of our size and structure. The Compensation Committee recognizes that these other factors must be considered in setting compensation for each named executive officer.
Stock Ownership Guidelines
Our Corporate Governance Guidelines provide ownership guidelines for our executive officers. The guidelines state that the Chief Executive Officer should hold an amount of our Common Stock or other equity equivalent having a market value in excess of six times his annual base salary paid by our advisor, our President (if not also the Chief Executive Officer) should hold an amount of our Common Stock or other equity equivalent having a market value in excess of four times his annual base salary paid by our advisor, and each other executive officer should hold Common Stock or other equity equivalent having a market value in excess of three times his annual base salary paid by our advisor. The guidelines provide that ownership of common units or LTIP units in our operating partnership constitute “Common Stock” for purposes of compliance with the guideline based on a conversion ratio of 1:1.
Executive officers are expected to achieve compliance within three years of being appointed. As of December 31, 2019, all of our named executive officers satisfied our stock ownership guidelines or were within the three-year ramp-up period for compliance. Each executive officer is required to retain at least half of the after-tax shares received in connection with any awards granted under any of the Company’s equity plans until such time that such executive officer has met his required ownership level. The 2011 Stock Incentive Plan contains an ownership requirement that mirrors these guidelines.
As a group, our named executive officers have demonstrated a commitment to the Company through long tenure and significant equity ownership levels that, as a multiple of salary paid to them by our advisor, are well in excess of market best practices.
Hedging and Pledging Policies
Pursuant to our Code of Business Conduct and Ethics and our Corporate Governance Guidelines, we maintain a policy that prohibits our directors and executive officers from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Our policy also prohibits our directors and executive officers from engaging in speculation with respect to Company securities, and specifically prohibits our executives from engaging in any short-term, speculative securities transactions involving Company securities, including in-and-out trading, engaging in short sales or “sales against the box,” buying or selling put or call options, and engaging in hedging transactions.
Adjustment or Recovery of Awards
Under the Company’s clawback policy, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirements, then the Compensation Committee, or, in the discretion of the Board of Directors, any other committee or body of the Board of Directors consisting only of independent directors, may require any Section 16 reporting officer, as well as any other officer holding the title of senior vice president or a more senior title whose job description includes the function of accounting or financial reporting (each, a “covered officer”), during the three-year period preceding the publication of the restated financial statement to reimburse the Company for any annual cash bonus and long-term equity incentive compensation earned during the prior three-year period in such amounts that the independent director committee determines to be in excess of the amount that such covered officer would have received had such compensation been calculated based on the financial results reported in the restated financial statement.
The independent director committee may take into account any factors it deems reasonable, necessary, and in the best interests of the Company to remedy any misconduct and prevent its recurrence. In determining whether to seek recoupment of any previously paid excess compensation and how much to recoup from each covered officer, the independent director committee must consider the accountability of the applicable covered officer, any conclusion by the independent director committee whether a covered officer engaged in wrongdoing, committed grossly negligent acts, omissions or engaged in willful misconduct, as well as any failure of the covered officer to report another person’s grossly negligent acts, omissions, or willful misconduct. In addition, if a covered officer engaged in intentional misconduct or violation of Company policy that contributed to the award or payment of any annual cash bonus or long-term equity incentive compensation to him or her that is greater than would have been paid or awarded in the absence of the misconduct or violation, the independent director committee may take other remedial and recovery action permitted by applicable law, as determined by such committee.
Under the Dodd-Frank Act, the SEC has proposed additional rules regarding the clawback of equity awards in certain circumstances. If the proposed rules or other rules are finally adopted by the SEC, the Company intends to modify its recoupment policies accordingly.
Tax and Accounting Considerations
Section 162(m) of the Internal Revenue Code of 1986, as amended, generally precludes a publicly held corporation from a federal income tax deduction for a taxable year for compensation in excess of $1 million paid to its “covered employees,” which generally include its chief executive officer, chief financial officer, its next three most highly compensated executive officers, and any individual who is (or was) a “covered employee” for any taxable year beginning after December 31, 2016.
Our Company is structured such that compensation is not paid and deducted by the corporation, but at the operating partnership level. The IRS previously issued a private letter ruling holding that Section 162(m) does not apply to compensation paid to employees of a REIT’s operating partnership. Prior to December 20, 2019, and consistent with that ruling, we had taken a position that compensation expense paid and incurred at the operating partnership level is not subject to the Section 162(m) limit. However, as a result of proposed regulations under Section 162(m) promulgated by the IRS on December 20, 2019, Section 162(m)’s deduction limitation may apply to our distributive share of our operating partnership’s deduction for compensation paid to covered employees. The deductibility of compensation is only one of a multitude of factors that we consider in establishing compensation, and we and our Compensation Committee believe that it is important to retain flexibility to award compensation to our employees that appropriately incentivizes their retention, encourages performance, and aligns with our stockholders’ interests, even if the deductibility of that compensation is limited (whether under Section 162(m) or otherwise). We also consider the accounting impact of all compensation paid to our executives, and equity awards are given special consideration pursuant to FASB ASC Topic 718.
Compensation Risk Assessment
The Compensation Committee has overall responsibility for overseeing the risks relating to our compensation policies and practices. The Compensation Committee uses its independent compensation consultant, Gressle & McGinley, to independently consider and analyze the extent, if any, to which our compensation policies and practices might create risks for the Company, as well as policies and practices that could mitigate any such risks. After conducting this review in 2019, the Compensation Committee has determined that none of our compensation policies and practices create any risks that are reasonably likely to have a material adverse effect on our Company.

Compensation Committee Report
The Compensation Committee has reviewed and discussed the compensation discussion and analysis disclosure with the Company’s management, and based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the compensation discussion and analysis be included in this Prospectus/Consent Solicitation.
COMPENSATION COMMITTEE
Alan L. Tallis, Chairman
Kamal Jafarnia
Frederick J. Kleisner
Summary Compensation Table
The following table sets forth the fiscal 2019, 2018, and 2017 compensation paid to or earned by the Company’s Chief Executive Officer, Chief Financial Officer, and the Company’s three other most highly compensated executive officers. Compensation information for Mr. Nunneley is included only for fiscal 2019 and fiscal 2018, as Mr. Nunneley first became a named executive officer (as defined in 17 C.F.R. §229.402) of the Company in fiscal 2018.
Name and Principal Position	Year	Salary(1)	Stock Awards/ LTIPs(2)	Total
Douglas A. Kessler(3) Former Chief Executive Officer and President	2019	$—	$3,110,743	$3,110,743
	2018	—	2,969,759	2,969,759
	2017	—	4,774,099	4,774,099
Deric S. Eubanks Chief Financial Officer and Treasurer	2019	—	1,406,058	1,406,058
	2018	—	1,342,330	1,342,330
	2017	—	1,216,800	1,216,800
J. Robison Hays, III Chief Strategy Officer	2019	—	1,395,317	1,395,317
	2018	—	1,342,330	1,342,330
	2017	—	1,508,961	1,508,961
Jeremy J. Welter Chief Operating Officer	2019	—	1,400,688	1,400,688
	2018	—	1,342,330	1,342,330
	2017	—	1,508,961	1,508,961
Mark L. Nunneley Chief Accounting Officer	2019	—	746,575	746,575
	2018	—	712,742	712,742

(1)
We do not pay salary or bonus compensation to our executive officers, including our named executive officers. However, we grant our executive officers and the executives and employees of our advisor and its subsidiaries equity awards, if and to the extent determined appropriate by our Compensation Committee. No allocation of the total compensation paid and benefits provided by Ashford Inc. to its officers and employees who are our named executive officers is made for the time spent by such persons on behalf of either our Company or Braemar. As a result, we have not included any amount of the compensation paid and benefits provided to such persons by Ashford Inc. in the foregoing summary compensation table.

(2)
Represents the total grant date fair value of restricted stock awards, LTIP unit awards, PSUs, and performance LTIPs made in the fiscal year indicated (with respect to prior year performance), computed in accordance with FASB ASC Topic 718 without regard to the effects of forfeiture.

Assumptions used in the calculation of these amounts are described in Notes 2, 14, and 16 to the Company’s audited consolidated financial statements for the fiscal year end December 31, 2019, which are included in this Prospectus/Consent Solicitation. These grants are subject to the service-based and performance-based vesting conditions discussed above under “—2019 Compensation Results.” With respect to the PSUs and performance LTIPs, the amount reflected in the Summary Compensation Table assumes that the required performance goals will be achieved at target levels. The following table provides the grant date fair values of the performance LTIPs and the PSUs, issued to the named executive officers in 2019, assuming maximum performance is achieved (the grant date fair value of the performance LTIPs and PSUs assuming target performance is one-half of the amount shown in the table).
(3)
As noted above, Mr. Kessler resigned as our President and Chief Executive Officer, effective as of May 13, 2020.

Name	At Maximum
Douglas A. Kessler	$3,673,953
Deric S. Eubanks	1,660,628
J. Robison Hays, III	1,649,887
Jeremy J. Welter	1,649,887
Mark L. Nunneley	881,746
Grants of Plan-Based Awards
		Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Equity Awards: Number of Shares of Stock or LTIPs(2)	Grant Date Fair Value of Equity Awards(3)
Name	Grant Date	Threshold	Target	Maximum
Douglas A. Kessler	2/28/2019	118,821	237,643	475,285		$1,836,977
	2/28/2019				237,643	1,273,766
Deric S. Eubanks	2/28/2019	53,707	107,415	214,830		830,314
	2/28/2019				107,415	575,744
J. Robison Hays, III	2/28/2019	53,707	107,415	214,830		824,943
	2/28/2019				107,415	570,374
Jeremy J. Welter	2/28/2019	53,707	107,415	214,830		830,314
	2/28/2019				107,415	570,374
Mark L. Nunneley	2/28/2019	28,517	57,034	114,068		440,873
	2/28/2019				57,034	305,702

(1)
Amounts represent the threshold, target, and maximum number of PSUs or performance LTIPs, at the election of the recipient, pursuant to the February 2019 equity awards for 2018 performance. Subject to forfeiture and the achievement of the applicable performance-based vesting criteria, these awards will vest on December 31, 2021.

(2)
Represents LTIP units or restricted Common Stock, at the election of the recipient, that vest in three substantially equal installments on the first three anniversaries following the date of grant, with vesting solely conditioned on the award recipient continuing to be an executive officer of the Company on each such vesting date.

(3)
Computed in accordance with FASB ASC Topic 718, excluding the effect of forfeitures and assuming the target level of achievement.

Outstanding Equity Awards At Fiscal Year-End
Name	Number of Service- Based Equity Awards That Had Not Vested at December 31, 2019	Market Value of Service- Based Equity Awards That Had Not Vested at December 31, 2019(8)	Equity Incentive Plan Awards (PSUs and Performance LTIPs) That Were Unearned or Not Vested at December 31, 2019	Market Value of Equity Incentive Plan Awards (PSUs and Performance LTIPs) That Were Unearned or Not Vested at December 31,2019(8)
Douglas A. Kessler	119,825(1)	$334,312	—	$—
	57,666(2)	$160,888	86,500(5)	$241,335
	133,547(3)	$372,596	100,161(6)	$279,448
	237,643(4)	$663,024	118,821(7)	$331,511
Deric S. Eubanks	34,666(2)	$96,718	52,000(5)	$145,080
	60,363(3)	$168,413	45,273(6)	$126,310
	107,415(4)	$299,688	53,707(7)	$149,843
J. Robison Hays, III	39,558(2)	$110,366	59,336(5)	$165,546
	60,363(3)	$168,413	45,273(6)	$126,310
	107,415(4)	$299,688	53,707(7)	$149,843
Jeremy J. Welter	39,558(2)	$110,366	59,336(5)	$165,546
	60,363(3)	$168,413	45,273(6)	$126,310
	107,415(4)	$299,688	53,707(7)	$149,843
Mark L. Nunneley	23,000(2)	$64,170	34,500(5)	$96,255
	32,051(3)	$89,422	24,039(6)	$67,067
	57,034(4)	$159,125	28,517(7)	$79,562

(1)
These equity awards were granted on February 20, 2017, with a vesting term of three years. One-third of the awards initially granted vested on February 20, 2018; one-third vested on February 20, 2019; and the remaining one-third vested on February 20, 2020.

(2)
These equity awards were granted on March 24, 2017, with an initial vesting term of three years. One-third of the awards initially granted vested on March 24, 2018; one-third vested on March 24, 2019; and the remaining one-third vested on March 24, 2020.

(3)
These equity awards were granted on March 14, 2018, with an initial vesting term of three years. One-third of the awards initially granted vested on March 14, 2019; one-third vested on March 14, 2020; and the remaining one-third will vest on March 14, 2021.

(4)
These equity awards were granted on February 28, 2019, with an initial vesting term of three years. One-third of the awards initially granted vested on February 28, 2020; one-third will vest on February 28, 2021; and the remaining one-third will vest on February 28, 2022.

(5)
These equity awards were granted on March 24, 2017, and, assuming continued service and achievement of the specified performance-based vesting criteria, would have vested on March 24, 2020. However, based on actual performance, all of these equity awards were cancelled at the end of the performance period. In accordance with SEC rules, the amount shown reflects the threshold payout level as of December 31, 2019, at which time the awards were still outstanding, which is 50% of the target payout; however, the actual number that could have vested could have ranged from 0% to 200% of the target number.

(6)
These equity awards were granted on March 14, 2018, and, assuming continued service and achievement of the specified performance-based vesting criteria, will vest on March 14, 2021. Amount reflects the threshold payout level, which is 50% of the target payout; however, the actual number that will vest could range from 0% to 200% of the target number.

(7)
These equity awards were granted on February 28, 2019, and, assuming continued service and achievement of the specified performance-based vesting criteria, will vest on December 31, 2021.

Amount reflects the threshold payout level, which is 50% of the target payout; however, the actual number that will vest could range from 0% to 200% of the target number.
(8)
Market value of unvested service-based and performance-based awards is based on the closing share price of our Common Stock on December 31, 2019, of $2.79.

Equity Awards Vested During 2019
Name	Stock Awards: Number of Equity Awards Acquired on Vesting(1)	Value Realized on Vesting
Douglas A. Kessler	284,744	$1,429,930
Deric S. Eubanks	92,082	$431,631
J. Robison Hays, III	95,941	$449,275
Jeremy J. Welter	95,941	$449,275
Mark L. Nunneley	53,739	$251,559

(1)
LTIP units that are reported in this column are reflected as adjusted following the December 13, 2017 conversion, as more fully described in the Company’s Form 8-K filed on December 14, 2017.

Potential Payments Upon Termination of Employment or Change of Control
We are not a party to any employment agreements with our executive officers. As a result, all payments we would need to make to any named executive officer upon termination of employment or following a change of control are pursuant to awards granted under our equity incentive plan.
Our equity incentive plan provides that equity awards (other than performance awards) generally will fully vest upon (i) the death or disability of the named executive officer; (ii) the termination or removal of the named executive officer as an employee or consultant of the Company or an affiliate without “cause” (as defined therein) or by the named executive officer for “good reason” (as defined therein); or (iii) the termination, removal, or resignation of the named executive officer as an employee or consultant of the Company or an affiliate for any reason within one year from the effective date of a change in control of the Company; provided however, for all executive officers other than Mr. Kessler and Mr. Welter, if a change of control occurs and the executive officer’s employment is terminated by the executive officer without “good reason,” only unvested restricted equity securities awarded prior to September 13, 2017, will become fully vested and the unvested restricted equity securities awarded on or after September 13, 2017, will be forfeited. However, in March 2020, Mr. Welter’s employment agreement was amended to provide that, to be eligible for the above benefits upon a resignation in connection with a change in control, such resignation must be for “good reason.”
The PSUs and performance LTIPs granted to the named executive officers will be eligible for accelerated vesting upon (i) the termination or removal of the named executive officer as an employee of the Company by the Company without “cause” (including a termination of the advisory agreement with our advisor) or by the named executive officer for “good reason,” (ii) the death or disability of the named executive officer, (iii) a change of control of the Company, (iv) a change of control of our advisor, if such change in control results in the vesting of the award under the terms of any employment agreement that the named executive officer has with our advisor, and (v) an involuntary termination of employment or the nonrenewal of the employment agreement to the extent such event causes vesting of the award under the employment agreement the named executive officer has with our advisor. (Our advisor is an affiliate under our equity incentive plan.) The number of PSUs or performance LTIPs that vest is generally calculated based on performance at the greater of target or actual performance (based on a truncated performance period), except that in the case of clauses (iii) and (iv), the number is based solely on actual performance (based on a truncated performance period).
For the purposes of the plan, the following definitions apply:

“Cause” has, with respect to a named executive officer, the same definition as in any employment agreement that such named executive officer has with the Company, Ashford Inc., or any of their respective affiliates. In the employment agreements that our named executive officers have with our advisor, “cause” generally means the named executive officer’s:
(i) conviction of, or entry of a plea of guilty or nolo contendere to, a felony (exclusive of a conviction, plea of guilty, or plea of nolo contendere arising under a statutory provision imposing criminal liability on a per se basis due to any offices held by the named executive officer pursuant to the employment agreement, so long as any act or omission of the named executive officer with respect to such matter was not taken or omitted in contravention of any applicable policy or directive of our advisor’s Board of Directors);
(ii) willful breach of duty of loyalty which is materially detrimental to our advisor or any entity that it advises, which is not cured within 30 days following written notice thereof;
(iii) willful failure to perform or adhere to explicitly stated duties or guidelines of employment or to follow the lawful directives of our advisor, which is not cured within 30 days following written notice thereof;
(iv) gross negligence or willful misconduct in the performance of duties which is not cured within 30 days following written notice thereof;
(v) willful commission of an act of dishonesty resulting in material economic or financial injury to our advisor or any entity that it advises, or willful commission of fraud; or
(vi) chronic absence from work for reasons other than illness which is not cured within 30 days following written notice thereof.
A “change of control” of the Company is deemed to have occurred when:
(i) any person other than (A) the Company or any of its subsidiaries, (B) any employee benefit plan of the Company or any of its subsidiaries, (C) Ashford Inc. or an affiliate, (D) a company owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company, or (E) an underwriter temporarily holding securities pursuant to an offering of such securities, becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the shares of voting stock of the Company then outstanding;
(ii) the consummation of any merger, organization, business combination, or consolidation of the Company or one of its subsidiaries with or into any other company, other than a merger, reorganization, business combination, or consolidation which would result in the holders of the voting securities of the Company outstanding immediately prior thereto holding securities which represent immediately after such merger, reorganization, business combination, or consolidation more than 50% of the combined voting power of the voting securities of the Company or the surviving company or the parent of such surviving company;
(iii) the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition if the holders of the voting securities of the Company outstanding immediately prior thereto hold securities immediately thereafter which represent more than 50% of the combined voting power of the voting securities of the acquiror, or parent of the acquiror, of such assets, or the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company; or
(iv) individuals who, as of the effective date of the 2011 Stock Incentive Plan, constituted our Board of Directors cease for any reason to constitute at least a majority of our Board of Directors; provided, however, that any individual becoming a director subsequent to the effective date whose election by our Board of Directors was approved by a vote of at least a majority of the directors then comprising the Board of Directors is considered as though such individual were a member of the initial Board of Directors, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than our Board of Directors.

The following table sets forth the potential payments to the Company’s named executive officers upon a theoretical termination of employment or change of control occurring on December 31, 2019. The amounts shown assume a Common Stock value of $2.79 per share, the closing share price of the Common Stock as of December 31, 2019. The actual amount paid out to an executive upon an actual termination or change of control can only be determined at the time of such event.
Name	Change in Control (No Termination)(1)	Termination Following Change in Control for any Reason(2)	Involuntary Termination from Advisor, Death, Disability and Non- Renewal of Employment Agreement(3)
Douglas A. Kessler(4)
Service-based awards	$—	$1,530,820	$1,530,820
Performance-based awards	1,704,588	1,704,588	1,704,588
Total	$1,704,588	$3,235,408	$3,235,408
Deric S. Eubanks
Service-based awards	$—	$564,819	$564,819
Performance-based awards	842,467	842,467	842,467
Total	$842,467	$1,407,286	$1,407,286
J. Robison Hays, III
Service-based awards	$—	$578,467	$578,467
Performance-based awards	1,766,800	1,766,800	1,766,800
Total	$1,766,800	$2,345,266	$2,345,266
Jeremy J. Welter
Service-based awards	$—	$578,467	$578,467
Performance-based awards	1,214,493	1,214,493	1,214,493
Total	$1,214,493	$1,792,959	$1,792,959
Mark L. Nunneley
Service-based awards	$—	$312,717	$312,717
Performance-based awards	485,770	485,770	485,770
Total	$485,770	$798,487	$798,487

(1)
Values assume that the outstanding performance-based awards are paid out at the target level, other than the performance LTIPs, which assume the maximum level.

(2)
Values assume that the outstanding performance-based awards are paid out at the target level, other than the performance LTIPs, which assume the maximum level. Additionally, this column includes the value of the PSUs and performance LTIPs that would vest upon a change in control of the Company, as set forth in the column entitled “Change in Control (No Termination).”

(3)
Values assume that the outstanding performance-based awards are paid out at the target level, other than the performance LTIPs, which assume the maximum level.

(4)
As noted above, Mr. Kessler resigned as our President and Chief Executive Officer following the end of fiscal 2019. All of Mr. Kessler’s unvested equity awards were forfeited in connection with his resignation.

DIRECTOR COMPENSATION
Each of our non-employee directors (other than our Chairman, Mr. Monty J. Bennett) is paid an annual base cash retainer of $90,000. Non-employee directors serving in the following capacities also receive the additional annual cash retainers set forth below:
Capacity	Additional Annual Retainer ($)
Lead Director	50,000
Audit Committee Chair	25,000
Compensation Committee Chair	15,000
Nominating and Corporate Governance Committee Chair	15,000
Related Party Transactions Committee Chair	10,000
Committee Member (Non-Chair)	5,000
On March 16, 2020, in light of the uncertainty created by the effects of COVID-19, each non-employee serving on the Company’s Board of Directors agreed to a 25% reduction in their annual cash retainer. This arrangement will be effective until such time as the Board of Directors determines in its discretion that the effects of COVID-19 have subsided.
Each non-employee director (other than our Chairman, Mr. Monty J. Bennett) also receives an annual grant of immediately vested equity shares having a value of $90,000, in the form of shares of our Common Stock or LTIP units in our operating partnership, at the election of each director, and additional cash retainers from time to time for their service on special committees. Our Chairman, Mr. Monty J. Bennett, instead receives an annual equity grant with a value and vesting schedule that is determined by the Board of Directors after review of the Company’s prior fiscal year performance, considering the same factors as the Board of Directors takes into account in making annual equity grants to our named executive officers (as further described below under “Compensation Discussion & Analysis-2019 Compensation Results”). One-half of Mr. Monty J. Bennett’s equity award granted in fiscal 2019 is eligible to vest based on the Company’s three-year absolute and relative total shareholder return (as further described below under “Compensation Discussion & Analysis-2019 Compensation Results”) and the other half is eligible to vest based on continued service in three equal installments on each anniversary of the grant date. Mr. Monty J. Bennett’s annual equity award is not granted in respect of his service on the Board of Directors, but instead in recognition of the extraordinary service that he provides to the Company indirectly through his employment with our advisor. The Board of Directors believes that the size of, and vesting schedule applicable to, Mr. Monty J. Bennett’s annual equity grant is appropriate because it reflects the scale of his historical and ongoing contributions to the Company, the depth of his expertise and knowledge of both the Company and our industry generally, and his continuous leadership as a founder of the Company and our advisor.
We do not pay board meeting fees to any of our directors (although per meeting fees for service on special committees may be paid). We have historically reimbursed and will continue to reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their services on the Board of Directors. Officers receive no additional compensation for serving on the Board of Directors.
In May 2019, to encourage retention of our non-employee directors, the Board of Directors approved a new retirement arrangement for qualifying directors. Pursuant to this arrangement, an eligible director who has completed at least five years of service on the Board of Directors will be provided a one-time award upon his or her separation of service with a total value of (x) $10,000 multiplied by (y) each year of service completed on the Board of Directors, payable either in cash or in fully vested shares of our Common Stock, or any combination thereof, in the Board of Directors’ discretion. An eligible director will also be entitled to continuing participation in the Company’s prevailing discounted/complimentary hotel room program for a period of years equal to the number of years of board service completed.
Our Corporate Governance Guidelines provide a stock ownership requirement for our directors. Each director should hold Common Stock with a value in excess of four times his or her annual board retainer fee (excluding any portion of the retainer fee representing additional compensation for being a committee chairman or committee member). New directors are expected to achieve compliance with this requirement within four years from the date of election or appointment. A director who falls out of compliance with the guideline as a result of stock price volatility will have a cure period of two years in which to return to compliance with the guidelines. Each director is required to retain at least half of the after-tax shares received in connection with any awards granted under any of the Company’s equity plans until such time that such director has met his or her required ownership level. As of December 31, 2019, none of our directors, other than Dr. Ansell, had achieved this guideline as a result of the decline in our stock price caused by recent events, including the impact of COVID-19.
The following table summarizes the compensation paid by us to our non-employee directors for their services as director for the fiscal year ended December 31, 2019:
Name	Fees Earned or Paid in Cash(1)	Stock Awards/LTIP(2)	All Other Compensation(3)	Total
Benjamin J. Ansell, M.D.	$140,639	$89,999	$—	$230,638
Monty J. Bennett	—	—	3,110,743	3,110,743
Amish Gupta	144,514	89,169	—	233,683
Kamal Jafarnia	155,000	89,169	—	244,169
Frederick J. Kleisner	100,000	89,169	—	189,169
Sheri L. Pantermuehl	120,000	89,169	—	209,169
Alan L. Tallis	114,389	89,169	—	203,558

(1)
Includes cash payments for services on a special committee to consider and evaluate a related party transaction.

(2)
Based on the fair market value of the stock awards computed in accordance with FASB ASC Topic 718 on the date of the grant, which was May 16, 2019. See Notes 2, 14, and 16 to our consolidated financial statements included in this Prospectus/Consent Solicitation for the year ended December 31, 2019 for a discussion of the assumptions used in the valuation of stock-based awards. Each director (other than Dr. Ansell) elected to receive his or her fiscal 2019 stock award as LTIP units.

(3)
As described above, Mr. Monty J. Bennett’s annual equity award is not granted in respect of his service on the Board of Directors, but instead in recognition of the extraordinary service that he provides to the Company indirectly through his employment with our advisor, and is therefore disclosed in the “All Other Compensation” column. Mr. Monty J. Bennett’s award for fiscal 2019 was granted on February 28, 2019, and he elected to receive the performance-based portion of his award in PSUs. (The time-based portion of Mr. Bennett’s award was granted in the form of restricted stock.) See Notes 2, 14, and 16 to our consolidated financial statements included in this Prospectus/Consent Solicitation for a discussion of the assumptions used in the valuation of stock-based awards. As of December 31, 2019, Mr. Monty J. Bennett, held 915,164 service-based LTIP units (478,969 of which relate to awards granted to Mr. Monty J. Bennett when he was an executive officer of the Company), 1,010,672 performance-based LTIP units, assuming that the applicable performance metrics are achieved at the maximum level, and 237,643 performance stock units, assuming that the applicable performance metrics are achieved at the target level.

CORPORATE GOVERNANCE AND RELATED MATTERS
Our Board of Directors is committed to corporate governance practices that promote the long-term interests of our stockholders. The Board of Directors regularly reviews developments in corporate governance and updates the Company’s corporate governance framework, including its corporate governance policies and guidelines, as it deems necessary and appropriate. Our policies and practices reflect corporate governance initiatives that comply with the listing requirements of the NYSE and the corporate governance requirements of the Sarbanes-Oxley Act of 2002. We maintain a corporate governance section on our website, which includes key information about our corporate governance initiatives including our Corporate Governance Guidelines, charters for the committees of our Board of Directors, our Code of Business Conduct and Ethics and our Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The corporate governance section can be found on our website at www.ahtreit.com by clicking the “INVESTOR” tab, and then the “Corporate Governance” link.
Board Role
Subject to the advisory agreement entered into by the Company, Ashford Inc., Ashford Trust OP, Ashford TRS Corporation and Ashford LLC, as amended from time to time (the “advisory agreement”), the business and affairs of the Company are managed by or under the direction of our Board of Directors in accordance with Maryland law. Our Board of Directors provides direction to, and oversight of, management of the Company. In addition, our Board of Directors establishes the strategic direction of the Company and oversees the performance of the Company’s business, management and the employees of our advisor who provide services to the Company. Subject to our Board of Directors’ supervision, our advisor is responsible for the day-to-day operations of the Company and is required to make available sufficient experience and appropriate personnel to serve as executive officers of the Company. The management of the Company is responsible for presenting business objectives, opportunities and/or strategic plans to our Board of Directors for review and approval and for implementing the Company’s strategic direction and the Board of Directors’ directives.
Strategy
Our Board of Directors recognizes the importance of ensuring that our overall business strategy is designed to create long-term value for our stockholders and maintains an active oversight role in formulating, planning and implementing the Company’s strategy. Our Board of Directors regularly considers the progress of, and challenges to, the Company’s strategy and related risks throughout the year. At each regularly-scheduled board meeting, the management and the Board of Directors discuss strategic and other significant business developments since the last meeting and the Board of Directors considers, recommends and approves changes, if any, in strategies for the Company.
Risk Oversight
Our full Board of Directors has ultimate responsibility for risk oversight, but the committees of our Board of Directors help oversee risk in areas over which they have responsibility. The Board of Directors does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company’s business strategy. Our Board of Directors and the Board of Directors committees receive regular updates related to various risks for both our Company and our industry. Our Board of Directors has received regular updates from the management team on the evolving COVID-19 pandemic and is involved in strategy decisions related to the impact of COVID-19 on our business. The Audit Committee regularly receives and discusses reports from members of management who are involved in the risk assessment and risk management functions of our Company. The Compensation Committee annually reviews the overall structure of our equity compensation programs to ensure that those programs do not encourage executives to take unnecessary or excessive risks.
Succession Planning
Our Board of Directors, acting through the Nominating and Corporate Governance Committee, has reviewed and concurred in a management succession plan, developed by our advisor in consultation with the Chairman, to ensure continuity in senior management. This plan, on which the Chief Executive Officer is to report from time to time, addresses:
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emergency Chief Executive Officer succession;

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Chief Executive Officer succession in the ordinary course of business; and

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succession for the other members of senior management.

The plan also includes an assessment of senior management experience, performance, skills and planned career paths.
Board Member Independence
Our Board of Directors determines the independence of our directors in accordance with our Corporate Governance Guidelines and Section 303A.02(a) of the NYSE Listed Company Manual (the “Director Independence Standards”), which requires an affirmative determination by our Board of Directors that the director has no material relationship with us that would impair independence. In addition, Section 303A.02(b) of the NYSE Listed Company Manual sets forth certain tests that, if any of them is met by a director automatically disqualifies that director from being independent from management of our Company. Moreover, our Corporate Governance Guidelines provide that if any director receives, during any 12-month period within the last three years, more than $120,000 per year in direct compensation from the Company, exclusive of director and committee fees and pension or other forms of deferred compensation, he or she will not be considered independent. Our Corporate Governance Guidelines also provide that at all times that the Chairman of the Board of Directors is not an independent director, at least two-thirds of the members of the Board of Directors should consist of independent directors. The full text of our Board of Directors’ Corporate Governance Guidelines can be found on our website by clicking the “INVESTOR” tab, then the “Corporate Governance” tab and then the “Governance Documents” link.
Following deliberations, our Board of Directors has affirmatively determined that, with the exception of Mr. Monty J. Bennett, our Chairman, each nominee for election as a director of the Company is independent of the Company and its management and has been such during his or her term as a director commencing with the annual meeting of stockholders of the Company, held on May 16, 2019, under the standards set forth in our Corporate Governance Guidelines and the NYSE Listed Company Manual, and our Board of Directors has been since such date and is comprised of a majority of independent directors, as required by Section 303A.01 of the NYSE Listed Company Manual. Any reference to an independent director herein means such director satisfies both the standards set forth in our Corporate Governance Guidelines and the NYSE independence tests.
In addition, each current member of our Audit Committee and our Compensation Committee has been determined by our Board of Directors to be independent and to have been independent at all pertinent times under the heightened independence standards applicable to members of audit committees of board of directors and to members of compensation committees of board of directors of companies with equity securities listed for trading on the NYSE and under the rules of the SEC under the Exchange Act and that each nominee for election as a director of the Company at the Annual Meeting is independent under those standards.
In making the independence determinations with respect to our current directors, our Board of Directors examined all relationships between each of our directors or their affiliates and the Company or its affiliates. Our Board of Directors determined that none of these transactions impaired the independence of the directors involved.
Board of Directors Leadership Structure
Our Board of Directors regularly considers the optimal leadership structure for the Company and its stockholders. In making decisions related to our leadership structure, the Board of Directors considers many factors, including the specific needs of the Company in light of its current strategic initiatives and the best interests of stockholders.

Mr. Monty J. Bennett served as Chairman of the Board of Directors as well as our Chief Executive Officer until February 2017, when our Board of Directors decided to separate those roles and appointed Mr. Douglas A. Kessler to serve as our Chief Executive Officer. Mr. Kessler served as our Chief Executive Officer until May 2020. Mr. Monty J. Bennett has continued to serve as Chairman of the Board of Directors since February 2017. Mr. J. Robison Hays, III has served as our President and Chief Executive Officer since May 14, 2020.
To further minimize the potential for future conflicts of interest, our bylaws and our Corporate Governance Guidelines, as well as the NYSE rules applicable to its listed companies, require that the Board of Directors must maintain a majority of independent directors at all times, and our Corporate Governance Guidelines require that if the Chairman of the Board of Directors is not an independent director, at least two-thirds of the directors must be independent. Currently, all of our directors other than Mr. Monty J. Bennett are independent directors. Our Board of Directors must also comply with each of our conflict of interest policies discussed in “Certain Relationships and Related Person Transactions-Conflict of Interest Policies.” Our bylaw provisions, governance policies and conflicts of interest policies are designed to provide a strong and independent board and ensure independent director input and control over matters involving potential conflicts of interest.
Lead Director
In 2019, our Board of Directors appointed Amish V. Gupta to serve as the Lead Director for a one-year term. Under our Corporate Governance Guidelines, the Lead Director has the following duties and responsibilities:
•
preside at all executive sessions of the independent or non-employee directors of the Company;

•
advise Chairman of the Board of Directors and Chief Executive Officer of decisions reached and suggestions made at meetings of independent directors or non-employee directors;

•
serve as liaison between the Chairman of the Board of Directors and the independent directors;

•
approve information sent to the Board of Directors;

•
approve meeting agendas for the Board of Directors;

•
approve meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•
authorize the calling of meetings of the independent directors; and

•
if requested by major stockholders, be available for consultation and direct communication.

Our Board of Directors believes that our leadership structure provides a very well-functioning and effective balance between strong company leadership and appropriate safeguards and oversight by independent directors.
Board of Directors Attendance and Annual Meeting Policy
During the year ended December 31, 2019, our Board of Directors held six regular meetings and our non-employee directors, each of whom is an independent director, held two meetings and/or executive sessions. Our Board of Directors must hold at least two regularly scheduled meetings per year of the non-employee directors without management present. All of our incumbent directors standing for re-election attended, in person or by telephone, at least 75% of all meetings of our Board of Directors and committees on which such director served, held during the period for which such person was a director or was a member of such committees, as applicable.
Membership and Meetings of Committees of the Board of Directors
Historically, the standing committees of our Board of Directors have been the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Related Party Transactions Committee and the Acquisitions Committee. Each of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee is governed by a written charter that has been approved by our Board of Directors. The Nominating and Corporate Governance Committee

makes recommendations to the Board of Directors concerning committee memberships and appointment of chairpersons for each committee, and the Board of Directors appoints the members and chairpersons of each committee. Descriptions of the committees are provided below. These descriptions are qualified in their entirety by the full text of the written committee charters that may be found on the Company’s website by following the instructions below.
Audit Committee.   The Audit Committee of the Board of Directors consists of three directors, all of whom are independent under the Director Independence Standards and other SEC rules and regulations applicable to audit committees. The following directors are currently members of the Audit Committee: Frederick J. Kleisner, Alan L. Tallis and Sheri L. Pantermuehl, who serves as the chairman. The Board of Directors has determined each current Audit Committee member qualifies as an audit committee financial expert, as such term is defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act. During 2019, the Audit Committee met five times.
The purpose of the Audit Committee is to assist the Board of Directors in: (i) evaluating the performance, qualifications and independence of the independent auditors; (ii) reviewing with the independent auditors and the Chief Financial Officer and controller the audit scope and plan; (iii) approving in advance all audit and non-audit engagement fees; (iv) if necessary, appointing or replacing our independent auditors; (v) meeting to review with management and the independent auditors the annual audited and quarterly financial statements; (vi) recommending to our Board of Directors whether the Company’s financial statements should be included in the Annual Report on Form 10-K; (vii) preparing the audit committee report that the SEC rules and regulations require to be included in the Company’s annual proxy statement; (viii) discussing with management the Company’s major financial risk exposures and management’s policies on financial risk assessment and risk management, including steps management has taken to monitor and control such exposures; (ix) annually reviewing the effectiveness of the internal audit function; (x) reviewing with management the Company’s disclosure controls and procedures and internal control over financial reporting, and review the effectiveness of the Company’s system for monitoring compliance with laws and regulations, including the Company’s code of conduct and cybersecurity; and (xi) evaluating its own performance and deliver a report to the Board of Directors setting forth the results of such evaluation.
Compensation Committee.   The Compensation Committee of the Board of Directors consists of three directors, all of whom are independent under the Director Independence Standards and SEC rules and regulations applicable to compensation committees. The following directors are currently members of the Compensation Committee: Frederick J. Kleisner, Kamal Jafarnia and Alan L. Tallis, who serves as the chairman. The Compensation Committee is scheduled to meet at least twice a year, and more frequently as circumstances dictate. During 2019, the Compensation Committee met eight times.
The responsibilities of the Compensation Committee are set forth in its charter and include: (i) review the Company’s equity compensation programs to ensure the alignment of the interests of key leadership with the long term interests of stockholders; (ii) either as a committee or together with the other independent directors (as directed by our Board of Directors), determine and approve the Chief Executive Officer’s and Chairman of our Board of Directors’ equity compensation; (iii) make recommendations to our Board of Directors with respect to the equity compensation of executive officers; (iv) review the performance of our officers; (v) review and approve the officer compensation plans, policies and programs; (vi) annually review the compensation paid to non-employee directors for service on our Board of Directors and make recommendations to our Board of Directors regarding any proposed adjustments to such compensation; (vii) prepare an annual report on executive compensation for the Company’s annual proxy statement; and (viii) administer the Company’s equity incentive plan.
The Compensation Committee has the authority to retain and terminate any compensation consultant to assist it in the evaluation of officer compensation, or to delegate its duties and responsibilities to one or more subcommittees as it deems appropriate. In 2019, the Compensation Committee retained Gressle & McGinley as its independent compensation consultant. Gressle & McGinley provided competitive market data to support the Compensation Committee’s decisions on the value of equity to be awarded to our named executive officers. Gressle & McGinley has not performed any other services for the Company and performed its services only on behalf of, and at the direction of, the Compensation Committee. Our Compensation Committee reviewed the independence of Gressle & McGinley in light of SEC rules and

NYSE listing standards regarding compensation consultant independence and has affirmatively concluded that Gressle & McGinley is independent from management of the Company and has no conflicts of interest relating to its engagement by our Compensation Committee.
Nominating and Corporate Governance Committee.   The Nominating and Corporate Governance Committee of the Board of Directors consists of two directors, both of whom are independent under the Director Independence Standards. The following directors are currently members of the Nominating and Corporate Governance Committee: Benjamin J. Ansell, M.D. and Kamal Jafarnia, who serves as the chairman. The Nominating and Corporate Governance Committee met eight times during 2019.
The purpose of the Nominating & Corporate Governance Committee is to: (i) assess, develop and communicate with our Board of Directors for our Board of Directors’ approval the appropriate criteria for nominating and appointing directors; (ii) recommend to our Board of Directors the director nominees for election at the next annual meeting of stockholders; (iii) identify and recommend candidates to fill vacancies on our Board of Directors occurring between annual stockholder meetings; (iv) when requested by our Board of Directors, recommend to our Board of Directors director nominees for each committee of our Board of Directors; (v) develop and recommend to our Board of Directors our Corporate Governance Guidelines and periodically review and update such Corporate Governance Guidelines as well as make recommendations concerning changes to the charters of each committee of our Board of Directors; (vi) perform a leadership role in shaping in our corporate governance; and (vii) oversee a self-evaluation of our Board of Directors.
Related Party Transactions Committee.   The Related Party Transactions Committee of the Board of Directors consists of three directors. The following directors are currently members of the Related Party Transactions Committee: Alan L. Tallis, Sheri L. Pantermuehl and Amish Gupta, who serves as the chairman. The Related Party Transactions Committee met two times during 2019.
The purpose of the Related Party Transactions Committee is to review any transaction in which our officers, directors, Ashford Inc. or Braemar or their officers, directors or respective affiliates have an interest, including any other related party and their respective affiliates, before recommending approval by a majority of our independent directors. The Related Party Transactions Committee can deny a new proposed transaction or recommend for approval to the independent directors. Also, the Related Party Transactions Committee periodically reviews and reports to independent directors on past approved related party transactions.
Acquisitions Committee.   The Acquisitions Committee of the Board of Directors consists of three directors. The following directors are currently members of the Acquisitions Committee: Benjamin J. Ansell, M.D., Amish Gupta and Monty J. Bennett, who serves as the chairman. The Acquisitions Committee did not meet in 2019.
The purpose of the Acquisitions Committee is to review and approve any acquisition or disposition (and any related property level financing) by the Company, or its affiliates of assets valued at under $100 million.
Corporate Governance Documents
The Company’s Corporate Governance Guidelines, Code of Conduct and charters of the Company’s Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Related Party Transactions Committee and the Acquisitions Committee may be obtained at the Corporate Governance section of the Company’s website at www.ahtreit.com, by clicking the “INVESTOR” tab, and then the “Corporate Governance” link. The Company will also provide copies of these documents free of charge to any stockholder who sends a written request to: Ashford Hospitality Trust, Inc., 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.
Code of Business Conduct and Ethics
Our Code of Business Conduct and Ethics applies to each of our directors and officers (including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chief Operating Officer, Chief Strategy Officer, Executive Vice President, General Counsel and Secretary (or their respective successors)) and employees. The term “officers and employees” includes individuals who (i) are employed directly by us, if any (we do not currently employ any employees) or (ii) are employed by Ashford Inc., our advisor or their subsidiaries and (a) have been named one of our officers by our Board of Directors or (b) have been designated as subject to the Code of Business Conduct and Ethics by the legal department of our advisor. Among other matters, our Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote:
•
honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•
full, fair, accurate, timely and understandable disclosure in our reports filed with the SEC and our other public communications;

•
compliance with applicable governmental laws, rules and regulations;

•
prompt internal reporting of violations of the code to appropriate persons identified in the code;

•
protection of Company assets, including corporate opportunities and confidential information; and

•
accountability for compliance to the code.

Any waiver of the Code of Business Conduct and Ethics for our executive officers or directors may be made only by our Board of Directors or one of our Board of Directors committees and will be promptly disclosed if and to the extent required by law or stock exchange regulations.
Executive Sessions
Our Board of Directors must hold at least two regularly scheduled meetings per year of the non-employee directors without management present. In 2019, our Board of Directors held two executive sessions.
Stockholder and Interested Party Communication with our Board of Directors
Stockholders and other interested parties who wish to contact any of our directors either individually or as a group may do so by writing to them c/o the Corporate Secretary, Ashford Hospitality Trust, Inc., 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Stockholders’ and other interested parties’ letters are reviewed by Company personnel based on criteria established and maintained by our Nominating and Corporate Governance Committee, which includes filtering out improper or irrelevant topics such as solicitations.
Director Nomination Procedures by the Company
The Nominating and Corporate Governance Committee recommends qualified candidates for board membership based on the following criteria:
•
integrity, experience, achievements, judgment, intelligence, competence, personal character, expertise, skills, knowledge useful to the oversight of the Company’s business, ability to make independent analytical inquiries, willingness to devote adequate time to board duties and likelihood of a sustained period of service on the Board of Directors;

•
business or other relevant experience; and

•
the extent to which the interplay of the candidate’s expertise, skills, knowledge and experience with that of other board members will build a board that is effective, collegial and responsive to the needs of the Company.

In connection with the merit-based selection of nominees for director, the Board of Directors has regard for the need to consider director candidates from different and diverse backgrounds, including sex, race, color, ethnicity, age, and geography. Consideration will also be given to the Board of Directors’ desire for an overall balance of professional diversity, including background, experience, perspective, viewpoint, education, and skills. In early 2018, our Board of Directors approved specific amendments to the “Selection of Directors” section of the Corporate Governance Guidelines to more specifically include diversity of sex, race, color, ethnicity, age, and geography when considering director candidates. The Board of Directors, taking into consideration the recommendations of the Nominating and Corporate Governance Committee,

is responsible for selecting the director nominees for election by the stockholders and for appointing directors to the Board of Directors between annual meetings to fill vacancies, with primary emphasis on the criteria set forth above. The Board of Directors and the Nominating and Corporate Governance Committee assess the effectiveness of the Board of Directors’ diversity efforts as part of the annual board evaluation process.
Stockholder Nominations
Our bylaws permit stockholders to nominate candidates for election as directors of the Company at an annual meeting of stockholders. Stockholders wishing to nominate director candidates can do so by providing a written notice to the Corporate Secretary, Ashford Hospitality Trust, Inc., 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Stockholder nomination notices and the accompanying certificate, as described below, must be received by the Corporate Secretary not earlier than December 2, 2020 and not later than 5:00 p.m., Eastern time, on January 1, 2021 for the nominated individuals to be considered for candidacy at the 2021 annual meeting of stockholders. Such nomination notices must include all information regarding the proposed nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the proposed nominee as a director in an election contest pursuant to the SEC’s proxy rules under the Exchange Act, as well as certain other information regarding the proposed nominee, the stockholder nominating such proposed nominee and certain persons associated with such stockholder, and must be accompanied by a certificate of the nominating stockholder as to certain matters, all as prescribed in the Company’s bylaws. A detailed description of the information required to be included in such notice and the accompanying certificate is included in the Company’s bylaws. You may contact the Corporate Secretary at the address above to obtain a copy of the relevant bylaw provisions regarding the requirements for making stockholder nominations. Failure of the notice and certificate to comply fully with the requirements of the Company’s bylaws in such regard will result in the stockholder nomination being invalid and the election of the proposed nominee as a director of the Company not being voted on at the pertinent annual meeting of stockholders.
Board Refreshment
In addition to ensuring the Board of Directors reflects an appropriate mix of experiences, qualifications, attributes and skills, the Nominating and Corporate Governance Committee also focuses on director succession and tenure. For example, our bylaws and Corporate Governance Guidelines provide that individuals who would be 70 years of age at the time of their election may not serve on our Board of Directors unless the Board of Directors waives such limitation. That limitation has been waived for both Mr. Kleisner and Mr. Tallis in connection with their election as directors at the Annual Meeting and their service as directors until the annual meeting of stockholders to be held in 2021. Upon attaining age 70 while serving as a director of the Company and annually thereafter, an individual must tender a letter of proposed retirement from our Board of Directors effective at the expiration of such individual’s current term, and our Board of Directors may accept the retirement of the director or request such director to continue to serve as a director.
Director Orientation and Continuing Education
Our Board of Directors and senior management conduct a comprehensive orientation process for new directors to become familiar with our vision, strategic direction, core values including ethics, financial matters, corporate governance policies and practices and other key policies and practices through a review of background material and meetings with senior management. Our Board of Directors also recognizes the importance of continuing education for directors and is committed to providing education opportunities in order to improve both our Board of Directors’ and its committees’ performance. Senior management will assist in identifying and advising our directors about opportunities for continuing education, including conferences provided by independent third parties.
Director Retirement Policy
Upon attaining the age of 70 and annually thereafter, as well as when a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors, a director will tender a letter of proposed retirement or resignation, as applicable, from our Board of Directors to the chair of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will review the director’s continuation on our Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, our Board of Directors should accept such proposed resignation or request that the director continue to serve.
Hedging and Pledging Policies
Pursuant to our Corporate Governance Guidelines, we maintain a policy that prohibits our directors and executive officers from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Our policy also prohibits our directors and executive officers from engaging in speculation with respect to Company securities, and specifically prohibits our executives from engaging in any short-term, speculative securities transactions involving Company securities and engaging in hedging transactions. For a description of the Company’s hedging and pledging transactions please refer to “Compensation Discussion & Analysis-Hedging and Pledging Policies.”

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
This section of this Prospectus/Consent Solicitation describes certain relationships and related person transactions we have that could give rise to conflicts of interest. A “related transaction” is any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, since the beginning of our last fiscal year or currently proposed, in which: (i) our Company was or is to be a participant, (ii) the amount involved exceeds $120,000, and (iii) any related person had or will have a direct or indirect material interest.
A “related person” means: (i) any director, director nominee or executive officer of the Company, (ii) any person known to the Company to be the beneficial owner of more than 5% of its outstanding voting stock at the time of the transaction, (iii) any immediate family member of either of the foregoing, or (iv) a firm, corporation or other entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has at least a 10% equity interest.
Conflict of Interest Policies
We take conflicts of interest seriously and aim to ensure that transactions involving conflicts or potential conflicts are thoroughly examined and only approved by independent board members.
Because we could be subject to various conflicts of interest arising from our relationships with Braemar and Ashford Inc., including its subsidiaries, their respective affiliates and other parties, to mitigate any potential conflicts of interest, we have adopted a number of policies governing conflicts of interest. As described further in “Corporate Governance and Related Matters—Board Member Independence” above, our bylaws require that, at all times, a majority of our Board of Directors be independent directors, and our Corporate Governance Guidelines require that two-thirds of our Board of Directors be independent directors at all times that we do not have an independent chairman.
Our Corporate Governance Guidelines provide that, in order to mitigate potential conflicts of interest, any waiver, consent, approval, modification, enforcement, or elections which the Company may make pursuant to any agreement between the Company, on the one hand, and any of the following entities, on the other hand, shall be within the exclusive discretion and control of a majority of the independent directors: (a) Braemar or any of its subsidiaries; (b) Ashford Inc. or any of its subsidiaries; (c) any entity controlled by Mr. Monty J. Bennett and/or Mr. Archie Bennett, Jr.; and (d) any other entity advised by Ashford Inc. or its subsidiaries.
Additionally, our Board of Directors has adopted our Code of Business Conduct and Ethics, which includes a policy for review of any transactions in which an individual’s private interests may interfere or conflict in any way with the interests of the Company. Pursuant to the Code of Business Conduct and Ethics, employees must report any actual or potential conflict of interest involving themselves or others to our Executive Vice President, General Counsel and Secretary. Directors must make such report to our Executive Vice President, General Counsel and Secretary or the Chairman of the Nominating and Corporate Governance Committee. Officers must make such report to the Chairman of the Nominating and Corporate Governance Committee.
Our Related Party Transactions Committee is a committee composed of three independent directors and is tasked with reviewing any transaction in which our officers, directors, Ashford Inc. or Braemar or their officers, directors or respective affiliates have an interest, including our advisor or any other related party and their respective affiliates, before recommending approval by a majority of our independent directors. The Related Party Transactions Committee can deny a new proposed transaction or recommend for approval to the independent directors. Also, the Related Party Transactions Committee periodically reviews and reports to independent directors on past approved related party transactions. Finally, our directors also are subject to provisions of Maryland law that address transactions between Maryland corporations and our directors or other entities in which our directors have a material financial interest. Such transactions may be voidable under Maryland law, unless certain safe harbors are met. Our Charter contains a requirement, consistent with one such safe harbor, that any transaction or agreement involving us, any of our wholly owned subsidiaries or our operating partnership and a director or officer or an affiliate or associate of any director or officer requires the approval of a majority of disinterested directors.

Our Relationship and Agreements with Ashford Inc. and its Subsidiaries
On November 12, 2014, we completed a spin-off of our asset management and advisory business from our hospitality investment business into Ashford Inc. In connection with that spin-off, we entered into an advisory agreement with Ashford Inc., pursuant to which Ashford Inc. (through its operating company, Ashford LLC) serves as our advisor and is responsible for implementing our investment strategies and decisions and managing our day-to-day operations, in each case subject to the supervision and oversight of our Board of Directors. Ashford Inc. may also perform similar services for new or existing platforms created by us, Ashford Inc. or Braemar. In addition, we have entered into other agreements with Ashford Inc. and its subsidiaries, which are described below.
Our Chairman, Mr. Monty J. Bennett, also serves as Chairman and Chief Executive Officer of Ashford Inc. As of September 4, 2020, Mr. Monty J. Bennett may be deemed to beneficially own approximately 2,559,998 shares of Ashford Inc.’s common stock (consisting of common stock, vested options to purchase common stock, and common units in Ashford Inc.’s operating company which are redeemable for cash or, at the option of Ashford Inc., for shares of Ashford Inc.’s common stock on a one-for-one basis, and inclusive of approximately 1,974,319 shares of Ashford Inc.’s common stock issuable in the aggregate upon conversion of 9,279,300 shares of Ashford Inc.’s Series D Convertible Preferred Stock beneficially owned by Mr. Monty J. Bennett as of such date, each of which shares of Ashford Inc.’s Series D Convertible Preferred Stock is convertible into shares of Ashford Inc. common stock at a conversion ratio equal to the liquidation price of a share of Ashford Inc.’s Series D Convertible Preferred Stock (which is $25) divided by $117.50). In accordance with SEC rules, Mr. Monty J. Bennett may be deemed to beneficially own approximately 54.0% of Ashford Inc.’s common stock.
As of September 4, 2020, Mr. Monty J. Bennett’s father, Mr. Archie Bennett, Jr., our Chairman Emeritus, is deemed to beneficially own approximately 2,127,600 shares of Ashford Inc.’s common stock (consisting of common stock and common units in Ashford Inc.’s operating company redeemable for cash or, at the option of Ashford Inc., into shares of Ashford Inc.’s common stock on a one-for-one basis, inclusive of approximately 2,016,872 shares of Ashford Inc.’s common stock issuable in the aggregate upon conversion of 9,479,300 shares of Ashford Inc.’s Series D Convertible Preferred Stock beneficially owned by Mr. Archie Bennett, Jr. as of such date). In accordance with SEC rules, Mr. Archie Bennett, Jr. may be deemed to beneficially own approximately 46.9% of Ashford Inc.’s common stock.
All of our executive officers are executive officers of Ashford Inc. (with the exception of our President and Chief Executive Officer, Mr. J. Robison Hays, III, who is not an executive officer of Ashford Inc.) and we have one common director with Ashford Inc., Mr. Monty J. Bennett, Chairman of our Board of Directors and Chairman of Ashford Inc. As of September 4, 2020, our directors and executive officers and their immediate family members (other than Mr. Monty J. Bennett, who is our Chairman, and Mr. Archie Bennett, Jr., who is our Chairman Emeritus and Mr. Monty J. Bennett’s father, each of whose beneficial ownership in Ashford Inc. is disclosed above) collectively may be deemed to beneficially own 593,423 shares of Ashford Inc.’s common stock inclusive of 6,894 shares of Ashford Inc.’s common stock issuable in the aggregate upon conversion of 32,400 shares of Ashford Inc.’s Series D Convertible Preferred Stock. In accordance with SEC rules, our directors and executive officers and their immediate family members (other than Mr. Monty J. Bennett and Mr. Archie Bennett, Jr.) may be deemed to beneficially own approximately 20.9% of Ashford Inc.’s common stock.5
The fees due to Ashford Inc. and its subsidiaries pursuant to the agreements described below are paid by us to Ashford Inc. or its subsidiaries, and Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., our directors and executive officers and their immediate family members will benefit, as stockholders of Ashford Inc., from the payment by us of such fees to Ashford Inc. or its subsidiaries.

5
The total number of shares outstanding used in calculating the percentage for each person assumes that the common units and vested options held by such person are redeemed for common stock and the Ashford Inc.’s Series D Convertible Preferred Stock beneficially owned by any such person are converted into common stock at the stated conversion ratio, but none of the common units or vested options held by other persons are redeemed for common stock or, in the case of the Ashford Inc.’s Series D Convertible Preferred Stock, are converted into common stock.

Our Board of Directors has the authority to make annual equity awards to Ashford Inc. or directly to its employees, officers, consultants and non-employee directors, based on our achievement of certain financial and other hurdles established by our Board of Directors. For the year ended December 31, 2019, we awarded equity grants of our Common Stock, LTIP units, PSU, and performance LTIPs to Ashford Inc.’s executive officers valued at approximately $12.0 million (based on the target level) and equity grants of our Common Stock or LTIP units to Ashford Inc.’s non-executive employees valued at approximately $2.5 million. In March 2020, we awarded equity grants of our Common Stock, LTIP units, PSU, and performance LTIPs to Ashford Inc.’s executive officers valued at approximately $1.5 million and equity grants of our Common Stock or LTIP units to Ashford Inc.’s non-executive employees valued at approximately $628,000.
Advisory Agreement
Our advisory agreement with Ashford Inc. has an initial ten-year term, which expires on June 10, 2025. The advisory agreement is automatically renewed for successive five-year terms after its expiration unless terminated either by us or Ashford Inc. Ashford Inc. is entitled to receive from us, on a monthly basis, an annual base fee, in an amount equal to 1/12th of (i) 0.70% or less of our total market capitalization plus (ii) a net asset fee adjustment (as described below), subject to a minimum monthly fee. The net asset fee adjustment is an amount equal to (i) the product of the Sold Non-ERFP Asset Amount (as more particularly defined in the advisory agreement, but generally equal to the net sales prices of real property (other than any hotel assets purchased pursuant to the enhanced return funding program described below) sold or disposed of after the date of the ERFP Agreement, commencing with and including the first such sale) and 0.70% plus (ii) the product of the Sold ERFP Asset Amount (as more particularly defined in the advisory agreement, but generally equal to the net sales prices of hotel assets purchased pursuant to the enhanced return funding program described below and then sold or disposed of by us after the date of the ERFP Agreement, commencing with and including the first such sale) and 1.07%. As a result of these provisions, in the event that we dispose of hotel properties in the future, we will continue to pay advisory fees to Ashford Inc. in respect of hotel properties that we have sold. Ashford Inc. may also be entitled to receive an incentive fee from us based on our performance, as measured by our total annual stockholder return compared to a defined peer group. For the year ended December 31, 2019, we paid Ashford Inc. a base fee of approximately $36.3 million. In January 2019, pursuant to the advisory agreement, we paid Ashford Inc. the final one-third installment (approximately $1.8 million) of the incentive fee incurred (approximately $5.4 million) with respect to 2016.
In addition, Ashford Inc. is entitled to receive directly or to be reimbursed, on a monthly basis, for all expenses paid or incurred by Ashford Inc. or its affiliates on our behalf or in connection with the services provided by Ashford Inc. pursuant to the advisory agreement, which includes our pro rata share of Ashford Inc.’s office overhead and administrative expenses incurred in providing its duties under the advisory agreement. For the year ended December 31, 2019, we reimbursed Ashford Inc. for expenses paid or incurred on our behalf totaling approximately $9.3 million.
Our Board of Directors has the authority to make annual equity awards to Ashford Inc. or directly to its employees, officers, consultants and non-employee directors, based on our achievement of certain financial and other hurdles established by our Board of Directors. For the year ended December 31, 2019, we incurred equity-based compensation expense of $18.1 million related to grants of equity awards to employees and officers of Ashford Inc., some of whom were also our executive officers.
Ashford Inc. is also entitled to receive a termination fee from us under certain circumstances upon the termination of our advisory agreement, and upon certain events that would if consummated result in a change of control of us, to escrow funds that belong to us to secure our obligation to pay the termination fee. In the event the termination fee is payable under our advisory agreement, we will be required to pay Ashford Inc. or its subsidiaries a termination fee equal to: (a) 1.1 multiplied by the greater of (i) 12 times the net earnings of Ashford Inc. for the 12-month period preceding the termination date of the advisory agreement; (ii) the earnings multiple (calculated as Ashford Inc.’s total enterprise value on the trading day immediately preceding the day the termination notice is given to Ashford Inc. divided by Ashford Inc.’s most recently reported Adjusted EBITDA) for Ashford Inc.’s common stock for the 12-month period preceding the termination date of the advisory agreement multiplied by the net earnings of Ashford Inc. for the 12-month period preceding the termination date of the advisory agreement; or (iii) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as Ashford Inc.’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, Ashford Inc.’s Adjusted EBITDA for the same periods), multiplied by the net earnings of Ashford Inc. for the 12-month period preceding the termination date of the advisory agreement; plus (b) an additional amount such that the total net amount received by Ashford Inc. after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (a) and (b) shall equal the amount described in (a).
In accordance with our advisory agreement, our advisor, or entities in which our advisor has an interest, have a right to provide products or services to our hotels at market rates, provided such transactions are evaluated and approved by our independent directors. We believe that this arrangement gives us a competitive advantage, as our advisor’s relationships with such product and service providers often results in preferred pricing, premium service, and other benefits for our hotels. We also anticipate that this arrangement will facilitate better long-term quality control and accountability.
If our advisor is requested, by our independent directors, to perform services outside the scope of the advisory agreement, we are obligated to pay separately for such services.
Enhanced Return Funding Program Agreement
On June 26, 2018, we entered into the ERFP Agreement and Amendment No. 1 to the ERFP Agreement with our advisor. The independent members of our Board of Directors and the independent directors of the board of directors of Ashford Inc., with the assistance of separate and independent legal counsel, engaged to negotiate the ERFP Agreement on our behalf and Ashford Inc.’s behalf, respectively. Under the ERFP Agreement, Ashford Inc. agreed to provide $50 million to us in connection with our acquisition of hotels recommended by Ashford Inc., with the option to increase the funding commitment to up to $100 million upon mutual agreement by the parties. Ashford Inc. is obligated to provide us 10% of the acquired hotel’s purchase price in exchange for furniture, fixtures and equipment (“FF&E”), which is subsequently leased to us rent-free. In connection with our acquisition of the Hilton Old Town Alexandria and La Posada de Santa Fe in 2018, and subject to the terms of the ERFP Agreement, Ashford Inc. was obligated to provide us with approximately $16.1 million in exchange for FF&E at our properties. The $16.1 million of FF&E in respect of the Hilton Old Town Alexandria and La Posada de Santa Fe acquisitions was purchased by Ashford Inc. and leased to us with an effective date of December 31, 2018. In connection with our acquisitions of the Hilton Santa Cruz/Scotts Valley on February 26, 2019 we received $5.0 million from Ashford LLC in exchange for purchases of hotel FF&E at Company properties that was leased to us by Ashford LLC rent free. In connection with our acquisition of the Embassy Suites New York Midtown Manhattan on January 23, 2019, Ashford LLC became obligated to provide us with approximately $19.5 million in exchange for FF&E at our properties. As of March 13, 2020 we had received $8.1 million of cash with respect to these acquisitions in exchange for FF&E that was subsequently leased back to us rent-free under the ERFP Agreement. As a result of the acquisitions of the Hilton Alexandria Old Town, La Posada de Santa Fe, the Embassy Suites New York Manhattan Times Square and the Hilton Santa Cruz/Scotts Valley, Ashford Inc. has a remaining commitment to provide approximately $9.4 million in ERFP fundings to us in respect of its initial $50 million commitment. As of March 13, 2020, $8.1 million had been funded and $11.4 million remains unfunded. Pursuant to an Extension Agreement, dated March 13, 2020, the original obligation to provide the remaining $11.4 million in funding by January 22, 2021 has been extended to December 31, 2022.
Project Management Agreement
In connection with Ashford Inc.’s August 8, 2018 acquisition of Premier, we entered into a project management agreement with Premier (an indirect subsidiary of Ashford Inc.), pursuant to which Premier provides project management services to our hotels, including construction management, interior design, architectural services, and the purchasing, freight management, and supervision of installation of furniture, fixtures and equipment, and related services. During 2019, pursuant to the project management agreement, we paid Premier: (a) project management fees of up to 4% of project costs; and (b) market service fees at current market rates with respect to construction management, interior design, architectural services, FF&E purchasing, FF&E expediting/freight management, FF&E warehousing, and FF&E installation and supervision. The amount of project management and market service fees incurred by us to Premier for

2019 was approximately $18.3 million. In March 2020, we awarded equity grants of our Common Stock or LTIP units to Premier’s non-executive employees valued at approximately $113,000.
Project Management Mutual Exclusivity Agreement
Also, in connection with Ashford Inc.’s August 8, 2018 acquisition of Premier, we and our operating partnership entered into a mutual exclusivity agreement with Premier, pursuant to which we have a first right of refusal to purchase lodging investments identified by Premier and any of its affiliates that meet our investment criteria. We also agreed to hire Premier or its affiliates for the development and construction, capital improvement, refurbishment, and/or project management or other services in connection with any acquisition or investment by us in a hotel, unless our independent directors either (i) unanimously vote not to engage Premier, or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Premier because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Premier or that another manager or developer could perform the duties materially better.
Hotel Management Agreement
Our operating partnership previously entered into a master hotel management agreement with Remington Lodging, pursuant to which Remington Lodging provided us with hotel management services and project management services with respect to hotels owned or leased by us. In connection with Ashford Inc.’s August 8, 2018 acquisition of Premier, our operating partnership and Remington Lodging entered into an amended and restated hotel management agreement, pursuant to which Remington Lodging provides hotel management services to a significant number of our hotels, including hotel operations, sales and marketing, revenue management, budget oversight, guest service, asset maintenance (not involving capital expenditures) and related services. In connection with Ashford Inc.’s November 6, 2019 acquisition of Remington Lodging, Remington Hotels became a subsidiary of Ashford Inc., and the master hotel management agreement between our operating partnership and Remington Hotels, from and after November 6, 2019 a subsidiary of Ashford Inc., remains in effect. From and after November 6, 2019, pursuant to the hotel management agreement, we paid Remington Hotels hotel management fees and other fees. The amount of hotel management fees incurred by us to Remington Hotels for the period from November 6, 2019 (when Ashford Inc. acquired Remington Lodging) through December 31, 2019 was approximately $4.2 million which includes $3.8 million of base management fees and $434,000 of incentive fees. Additionally, there were other reimbursed expenses of approximately $4.9 million. In March 2020, we awarded equity grants of our Common Stock or LTIP units to Remington Hotels’ non-executive employees valued at approximately $147,000.
Hotel Management Mutual Exclusivity Agreement
We and our operating partnership have an amended and restated mutual exclusivity agreement with Remington Hotels and Remington Holdings, L.P. (“Remington Holdings”) and our Chairman, Mr. Monty J. Bennett, and his father, our Chairman Emeritus, Mr. Archie Bennett, Jr., pursuant to which we have a first right of refusal to purchase lodging investments identified by Remington Hotels that do not meet the investment criteria of Braemar. We also agreed to hire Remington Hotels or its affiliates for the management of any hotel which is part of an investment we elect to pursue, unless our independent directors either (i) unanimously vote not to engage Remington Hotels, or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Remington Hotels because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington Hotels or that another manager or developer could perform the duties materially better. In connection with Ashford Inc.’s November 6, 2019 acquisition of Remington Hotels, Remington Hotels became a subsidiary of Ashford Inc., and the master hotel management agreement between our operating partnership and Remington Hotels remains in effect.
Agreement with Ashford Investment Management, LLC
Effective January 19, 2017, we entered into an agreement with Ashford Investment Management, LLC (“AIM”), an indirect subsidiary of Ashford Inc., pursuant to which AIM manages all or a portion of our excess available cash. This cash management strategy allows us to potentially realize a higher return on otherwise idle accounts while maintaining the flexibility to access cash when we need it. We reimburse our advisor for the costs of implementing such cash management strategy, which, during 2019, totaled approximately $1.2 million. As of December 31, 2019, AIM managed approximately $82 million under this arrangement.
Ashford Inc. Interest in Certain Entities
The table below sets forth the entities in which Ashford Inc. had an interest as of December 31, 2019 with which we or our hotel properties contracted for products and services, the approximate amounts paid or retained by us for those services, Ashford Inc.’s interests in such entities (excluding the impact of the 0.2% minority interest in Ashford Hospitality Holdings LLC, a subsidiary of Ashford Inc., not held by Ashford Inc.), and the number of board seats Ashford Inc. has on such companies’ boards, such board seats being filled by directors or officers of us and/or Ashford Inc.
Company	Product or Service	Amounts Paid by/(Retained by) Us for Products or Services in 2019	Ashford Inc. Interest	Ashford Inc. Board Seats/ Board Seats Available
OpenKey(1)	Mobile key app	$112,000	47.6%	1/3
Pure Wellness(2)	Hypoallergenic premium rooms	$1,021,000	70.0%	2/3
Lismore Capital(3)	Debt placement services	$1,294,000	100.0%	N/A
J&S Audio Visual(4)	Audiovisual services	$(7,365,000)	88.2%	2/3
J&S Audio Visual(4)	Audiovisual equipment	$24,000	88.2%	2/3
AIM	Cash management services	$1,206,000	100.0%	N/A
Ashford LLC	Insurance claims services	$75,000	100.0%	N/A
Premier(5)	Project management services	$20,004,000	100.0%	N/A
Remington Hotels(6)	Hotel management services	$9,152,000	100.0%	N/A
Real Estate Advisory Holdings(7)	Debt placement/real estate brokerage	$427,000	30.0%	1/3
Ashford Securities LLC(8)	Broker-dealer services	$896,000	100.0%	2/2

(1)
As of December 31, 2019, the Company held a 17.0% noncontrolling interest in OpenKey, and Braemar held an 8.6% noncontrolling interest in OpenKey. Ashford Inc., the Company, and Braemar invested $1.8 million, $647,000 and $332,000, respectively, in OpenKey during the year ended December 31, 2019. In addition, Mr. Welter, our Chief Operating Officer, has been issued 75,000 options outstanding pursuant to OpenKey’s 2015 stock plan, equating to an approximate 0.5% ownership in OpenKey. Pursuant to the Voting Agreement, dated as of March 8, 2016, Ashford Lending Corporation or its affiliates may designate one member of the board of directors of OpenKey, and the holders of a majority of OpenKey’s Voting Series A Preferred Stock not held by any affiliate of Ashford Inc. may appoint an additional director.

(2)
On April 6, 2017, a subsidiary of Ashford Inc. acquired substantially all of the assets and certain liabilities of PRE Opco, LLC, a New York limited liability company that provides hypoallergenic premium room services to hotels and other venues, including hotels owned by us and our affiliates.

(3)
On June 13, 2017, Lismore Capital LLC, a wholly-owned subsidiary of our advisor, was formed in order to offer debt placement services to us, our affiliates and third parties.

(4)
On November 1, 2017, a subsidiary of Ashford Inc. acquired an 85% controlling interest in a privately held company that conducts the business of J&S Audio Visual (“JSAV”) in the United States, Mexico, and the Dominican Republic. JSAV provides integrated suites of audio visual services including show and event services, creative services and design and integration services to its customers in various venues including hotels and convention centers in the United States, Mexico, and the Dominican Republic. JSAV primarily contracts directly with third-party customers to whom it provides audio visual services.

The gross revenue from these customers is generally collected by the hotels and the hotels retain an agreed commission and then remit the balance to JSAV. The amount above reflects the commission “retained by” Company hotels. the Company also used JSAV as an agent to purchase certain audiovisual equipment at cost during the year ended December 31, 2018. On March 1, 2019, JSAV acquired a privately-held company that conducts the business of BAV Services in the United States (“BAV”) for approximately $9.0 million, excluding contingent consideration and transaction costs. BAV is an audio visual rental, staging, and production company, focused on meeting and special event services. As a result of the acquisition, Ashford Inc.’s ownership interest in JSAV increased from 85% to approximately 88%.
(5)
On August 8, 2018, Ashford Inc. completed the acquisition of Premier, the project management business formerly conducted by certain affiliates of Remington, for a total transaction value of $203 million. The purchase price was paid by issuing 8,120,000 shares of Ashford Inc.’s Series B Convertible Preferred Stock to the sellers of Premier, primarily MJB Investments, LP (which is wholly-owned by Mr. Monty J. Bennett, our Chairman and the Chief Executive Officer and Chairman of Ashford Inc.), and his father Mr. Archie Bennett, Jr., our Chairman Emeritus. The Series B Convertible Preferred Stock had a conversion price of $140 per share and would convert into 1,450,000 shares of Ashford Inc.’s common stock. The $20.0 million amount disclosed above includes approximately $1.7 million of reimbursed expenses related to fixed asset accounting services in addition to the approximate $18.3 million of project management and market service fees.

(6)
On November 6, 2019, Ashford Inc. completed the acquisition of the hotel management business of Remington Lodging, for a total transaction value of $275 million. The purchase price was paid by exchanging $203 million of Ashford Inc.’s Series B Convertible Preferred Stock for $478 million of Ashford Inc.’s Series D Convertible Preferred Stock (such that, after the transactions, $478 million of Ashford Inc.’s Series D Convertible Preferred Stock and no Series B Convertible Preferred Stock, are outstanding). Each share of Ashford Inc.’s Series D Convertible Preferred Stock is convertible at any time and from time to time, in full or partially, into Ashford Inc.’s common stock at a conversion ratio equal to the liquidation preference of a share of Ashford Inc.’s Series D Convertible Preferred Stock (which is $25), divided by $117.50. The $9.2 million amount disclosed above includes approximately $4.9 million of reimbursed expenses in addition to the approximate $4.2 million of hotel management fees.

(7)
On January 1, 2019, Ashford Inc. acquired a 30% equity interest in Real Estate Advisory Holdings LLC (“REAH Holdings”). REAH Holdings through its operating subsidiary, provides real estate advisory, debt placement and brokerage services to the Company, Braemar and third-party clients.

(8)
On September 25, 2019, Ashford Inc. announced the formation of Ashford Securities to raise retail capital in order to grow its existing and future advised platforms. In conjunction with the formation of Ashford Securities, the Company has entered into a contribution agreement with Ashford Inc. pursuant to which the Company has agreed to contribute, with Braemar, up to $15 million to fund the operations of Ashford Securities. As of December 31, 2019, the Company had funded approximately $2.5 million. Costs for all operating expenses of Ashford Securities that are contributed by the Company and Braemar will be expensed as incurred. These costs will be allocated initially to the Company and Braemar based on an allocation percentage of 75% to the Company and 25% to Braemar. This amount for the year ended December 31, 2019 was approximately $896,000. Upon reaching the earlier of $400 million in aggregate non-listed preferred equity offerings raised or June 10, 2023, there will be a true up between the Company and Braemar whereby the actual capital contributions contributed by each company will be based on the actual amount of capital raised by the Company and Braemar, respectively. After the True-up Date, the capital contributions will be allocated between the Company and Braemar quarterly based on the actual capital raised through Ashford Securities. Funding advances will be expensed as the expenses are incurred by Ashford Securities.

Our Ownership in Ashford Inc. and Disposition of Ashford Inc.’s Common Stock
As of October 2, 2019, we owned 598,163 shares of common stock of Ashford Inc. Pursuant to the Combination Agreement signed in connection with Ashford Inc.’s acquisition of the hotel management business of Remington Lodging, it was a closing condition that we and Braemar completely divest our holdings of the common stock of Ashford Inc. Accordingly, on October 2, 2019, Ashford Inc. entered into a stock purchase agreement with us, under which Ashford Inc. purchased 393,077 shares of its common stock for $30 per share from us, resulting in total proceeds of approximately $11.8 million to us. On November 5, 2019, we completed our divestiture of Ashford Inc.’s common stock by distributing 205,086 shares of Ashford Inc.’s common stock owned by us through a pro rata taxable dividend to our common stockholders and unitholders. As a result, on November 6, 2019, we no longer have any ownership interest in Ashford Inc.
Contribution Agreement with Ashford Inc. and Braemar to Fund Ashford Securities
On September 25, 2019, Ashford Inc. announced the formation of Ashford Securities to raise capital in order to grow its existing and future advised platforms. In conjunction with the formation of Ashford Securities, we have entered into a contribution agreement with Ashford Inc. and Braemar pursuant to which we have agreed to contribute, with Braemar, up to $15 million to fund the operations of Ashford Securities. Costs for all operating expenses of Ashford Securities that are contributed by us and Braemar will be expensed as incurred. These costs will be allocated initially to us and Braemar based on an allocation percentage of 75% to us and 25% to Braemar. This amount for the year ended December 31, 2019 was approximately $896,000. Promptly after the True-up Date, which ends upon the earlier of $400 million in aggregate non-listed preferred equity offerings raised or June 10, 2023, there will be a true up between us and Braemar whereby the actual capital contributions contributed by each company will be based on the actual amount of capital raised by us and Braemar, respectively. After the True-up Date, the capital contributions will be allocated between us and Braemar quarterly based on the actual capital raised through Ashford Securities. As of June 30, 2020, we have funded approximately $2.5 million.
Loan Modification/Forbearance Agreement with Lismore
On March 20, 2020, we entered into an agreement with Lismore, a subsidiary of Ashford Inc., pursuant to which Lismore would seek modifications, forbearances or refinancings of certain mortgage debt of the Company for 12 months following the commencement date of the agreement. Under the agreement, Lismore was entitled to receive an advisory fee of up to 50 basis points (0.50%) of the aggregate amount of the modifications, forbearances or refinancings it negotiates, calculated and payable as follows: (i) 12.5 basis points (0.125%) of the aggregate amount of potential modifications, forbearances or refinancings upon execution of the agreement; (ii) 12.5 basis points (0.125%) payable in six equal installments beginning April 20, 2020 and ending on September 20, 2020; provided, however, in the event the Company did not complete, for any reason, any modifications, forbearances or refinancings during the term of the agreement equal to or greater than $4,114,740,601, then the Company could offset, against any fees owed by the Company or its affiliates pursuant to the advisory agreement with Ashford Inc., a portion of the fee paid by the Company to Lismore pursuant to this section equal to the product of (x) the amount of the modifications, forbearances or refinancings completed during the term of the agreement minus $4,114,740,601 multiplied by (y) 0.125; and (iii) 25 basis points (0.25%) payable upon the acceptance by the applicable lender of any modifications, forbearances or refinancings.
On July 1, 2020, we amended and restated the agreement with Lismore. Pursuant to the amended and restated agreement, the term of the agreement was extended to 24 months following the commencement date. In connection with the services provided by Lismore under the amended and restated agreement, Lismore is entitled to receive a fee of $2,571,712.86 in three equal installments of $857,237.62 per month beginning July 20, 2020, and ending on September 20, 2020. Lismore is also entitled to receive a fee that is calculated and payable as follows: (i) a fee equal to 25 basis points (0.25%) of the amount of a loan, payable upon the acceptance by the applicable lender of any forbearance or extension of such loan, or in the case where a third-party agent or contractor engaged by the Company has secured an extension of the maturity date equal to or greater than 12 months of any such loan, then the amount payable to Lismore shall be reduced to 10 basis points (0.10%); (ii) a fee equal to 75 basis points (0.75%) of the amount of any principal reduction of a loan upon the acceptance by any lender of any principal reduction of such loan; and (iii) a fee equal to 150 basis points (1.50%) of the implied conversion value (but in any case, no less than 50% percent of the face value of such loan or loans) of a loan upon the acceptance by any lender of any debt to equity conversion of such loan.
At the time of amendment, the Company had paid Lismore approximately $8.3 million, in the aggregate, pursuant to the original agreement. Under the amended and restated agreement, the Company is still entitled, in the event that the Company does not complete, for any reason, extensions or forbearances during the term of the agreement equal to or greater than approximately $4.1 billion, to offset, against any fees the Company or its affiliates owe pursuant to the advisory agreement, a portion of the fee previously paid by the Company to Lismore equal to the product of (x) approximately $4.1 billion minus the amount of extensions or forbearances completed during the term of the agreement multiplied by (y) 0.125%. Upon entering into the agreement with Lismore, the Company made a payment of $5.1 million. No amounts under this payment can be clawed back. As of June 30, 2020, the Company has recognized expense of $1.6 million, which is included in “write-off of premiums, loan costs and exit fees,” and approximately $6.7 million is included in “other assets.”
Pursuant to the terms of the amended and restated agreement with Lismore, the fees Lismore would be entitled to, absent waiver, with respect to the Rockbridge Portfolio are: (i) a $180,000 fee paid upon the execution of the amended and restated agreement with Lismore; (ii) a $180,000 fee payable in monthly installment payments and subject to clawback; and (iii) a $360,000 success fee payable only in connection with a signed forbearance or other agreement. On August 25, 2020, in light of the fact that we subsequently agreed to transfer the hotels underlying the Rockbridge Portfolio to the lender in a deed-in-lieu transaction, the independent members of Ashford Inc.’s board of directors decided to waive the fees described in clauses (ii) and (iii) of the previous sentence, with respect to the Rockbridge Portfolio loan.
Pursuant to the terms of the amended and restated agreement with Lismore, the fees Lismore would be entitled to, absent waiver, with respect to the La Posada Loan, are: (i) a $31,250 fee paid upon the execution of the amended and restated agreement with Lismore; (ii) a $31,250 fee payable in monthly installment payments and subject to clawback; and (iii) a $62,500 success fee payable only in connection with a signed forbearance or other agreement. On August 25, 2020, in light of the fact that Lismore negotiated access to the FF&E reserves but no forbearance on debt service, the independent members of Ashford Inc.’s board of directors decided to waive the fees described in clauses (ii) and (iii) of the previous sentence, with respect to the La Posada Loan.
As of September 8, 2020, we had paid Lismore approximately $12.7 million, in the aggregate, pursuant to the Ashford Trust Agreement, consisting of the following payments: (i) a payment of $5.1 million upon entering into the Ashford Trust Agreement, which is not available for clawback, (ii) monthly installment payments of approximately $4.3 million, of which $2.6 million was available for clawback as of September 8, 2020 and (iii) success fee payments of approximately $3.2 million in connection with each signed forbearance or other agreement.
Our Relationship and Agreements with the Bennetts
From the period of January 1, 2019 to November 6, 2019, Remington Holdings, which wholly owned Remington Lodging, was owned by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. During this period, Remington Lodging provided hotel management services pursuant to the hotel management agreement and hotel management mutual exclusivity agreement as described below. On May 31, 2019, Ashford Inc. signed a definitive agreement to acquire, directly or indirectly, all of the general partnership interests and limited partnership interests in Remington Lodging. The transaction closed on November 6, 2019 and the hotel management agreement and hotel management mutual exclusivity agreement remained in place. Thus, for the period November 7, 2019 to present, the services provided under those agreements were provided by Ashford Inc.’s subsidiary, Remington Hotels.
Our Board of Directors has the authority to make annual equity awards to Remington Hotels or directly to its employees, officers, consultants and non-employee directors, based on our achievement of certain financial and other hurdles established by our Board of Directors. For the year ended December 31, 2019, we awarded equity grants of our Common Stock or LTIP units to Remington Hotels’ non-executive employees valued at approximately $703,000.
Hotel Management Agreement
From the period of January 1, 2019 to November 6, 2019, our operating partnership had an amended and restated master hotel management agreement with Remington Lodging, which was wholly owned by Remington Holdings, pursuant to which Remington Lodging operated and managed a significant number of our hotels. From the period of January 1, 2019 to November 6, 2019, pursuant to such management agreement, we paid Remington Lodging hotel management fees and other fees. The amount of hotel management fees incurred by us to Remington Lodging for the period from January 1, 2019 to November 6, 2019 (when Ashford Inc. acquired Remington Lodging’s hotel management business) was $27.2 million. We also paid approximately $6.0 million related to reimbursed expenses.
Hotel Management Mutual Exclusivity Agreement
Further, from the period of January 1, 2019 to November 6, 2019, we and our operating partnership had an amended and restated mutual exclusivity agreement with Remington Lodging and Remington Holdings and our Chairman, Mr. Monty J. Bennett, and his father, our Chairman Emeritus, Mr. Archie Bennett, Jr., pursuant to which we had a first right of refusal to purchase lodging investments identified by Remington Lodging that did not meet the investment criteria of Braemar. We also agreed to hire Remington Lodging or its affiliates for the management of any hotel which was part of an investment we elect to pursue, unless our independent directors either (i) unanimously vote not to engage Remington Lodging, or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Remington Lodging because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington Lodging or that another manager or developer could perform the duties materially better.
Our Relationship and Agreements with Braemar
In November 2013, we completed a taxable pro rata distribution of our subsidiary, Braemar, to our stockholders. Until July 2015, our operating subsidiary owned approximately 15% of the outstanding common units of the Braemar operating partnership, which were redeemable for shares of common stock of Braemar on a one-for-one basis. In July 2015, our operating subsidiary completed a distribution of these common units to its limited partners, including us, we sought redemption of the common units to shares of common stock of Braemar, and completed a pro rata, taxable dividend of the common stock of Braemar to our stockholders. Following this transaction, we no longer own any securities of Braemar.
All of our executive officers are executive officers of Braemar (with the exception of our President and Chief Executive Officer, Mr. J. Robison Hays, III, who is not an executive officer of Braemar) and we have one common director with Braemar, Mr. Monty J. Bennett, Chairman of our Board of Directors and Chairman of Braemar. As of March 16, 2020, our directors and executive officers and their immediate family members (including Mr. Monty J. Bennett, who is our Chairman, and Mr. Archie Bennett, Jr., who is our Chairman Emeritus and Mr. Monty J. Bennett’s father) collectively may be deemed to beneficially own 4,635,050 shares of Braemar’s common stock (consisting of (1) common stock, (2) restricted stock, (3) common units in Braemar’s operating partnership which are redeemable for common stock based on the applicable exchange ration as of March 16, 2020, which was one share of Braemar common stock per common unit and (4) LTIP units in Braemar’s operating partnership that have vested and that have achieved economic parity with the common units (but excluding LTIP units (including performance LTIPs) issued subsequent to March 16, 2020, or that have not yet achieved economic parity or PSUs, LTIPs or performance LTIPs that have not yet vested)). In accordance with SEC rules, our directors and executive officers and their immediate family members may be deemed to own approximately 12.9% of Braemar common stock.
Our directors and executive officers and their immediate family members will benefit, as stockholders of Braemar, to the extent we make payments or give other benefits to Braemar or its subsidiaries pursuant to the arrangements described below.
Advisory Agreement
Pursuant to the terms of Braemar’s advisory agreement with Ashford Inc., Braemar is obligated to indemnify and hold us harmless to the full extent lawful, from and against any and all losses, claims, damages or liabilities of any nature whatsoever with respect to or arising from any of our acts or omissions (including ordinary negligence) in our capacity as Braemar’s advisor for the period prior to the Ashford Inc. spin-off during which we served as advisor to Braemar, except with respect to losses, claims, damages or liabilities with respect to or arising out of our gross negligence, bad faith or willful misconduct, or reckless disregard of our duties under the advisory agreement (for which we are obligated to indemnify Braemar).

Separation and Distribution Agreement
Pursuant to the terms of the separation and distribution agreement governing our separation from Braemar, Braemar is obligated to indemnify us against losses arising from:
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any Braemar liabilities, including the failure by Braemar or its subsidiaries to pay, perform or otherwise promptly discharge any of their liabilities in accordance with their respective terms;

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any breach by Braemar or its subsidiaries of any provision of the separation and distribution agreement or any ancillary agreement, subject to certain limitations; and

•
our continuing guaranty of (i) any debt secured by any of the initial hotel properties conveyed to Braemar in connection with the separation and distribution or (ii) any management agreement or franchise matters related to any of such initial hotel properties;

We have agreed to indemnify Braemar and its subsidiaries against losses arising from:
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any of our liabilities, including the failure by us or our subsidiaries to pay, perform or otherwise promptly discharge any of our liabilities in accordance with their respective terms;

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any breach by us or our subsidiaries of any provision of the separation and distribution agreement or any ancillary agreement, subject to certain limitations; and

•
certain taxes of the entities that directly or indirectly, wholly or jointly, own the initial Braemar hotel properties and the related taxable REIT subsidiaries for tax periods prior to the effective date of the separation and distribution.

Right of First Offer Agreement
Pursuant to a right of first offer agreement, we have granted Braemar a first right to acquire certain subject hotels, to the extent our Board of Directors determines to market and sell the hotel, subject to any prior rights of the managers of the hotel or other third parties and limitations associated with certain of our hotels held in a joint venture. Likewise, Braemar has agreed to give us a right of first offer with respect to any properties that Braemar acquires in a portfolio transaction, to the extent its board of directors determines it is appropriate to market and sell such assets and Braemar controls the disposition, provided such assets satisfy our investment guidelines. Any such right of first offer granted to us will be subject to certain prior rights, if any, granted to the managers of the related properties or other third parties.
Contribution Agreement with Ashford Inc. and Braemar to Fund Ashford Securities
As described above, in conjunction with the formation of Ashford Securities, we entered into a contribution agreement with Ashford Inc. and Braemar pursuant to which we agreed to contribute, with Braemar, up to $15 million to fund the operations of Ashford Securities. See “Certain Relationships and Related Person Transactions—Our Relationship and Agreements with Ashford Inc. and its Subsidiaries—Contribution Agreement with Ashford Inc. and Braemar to Fund Ashford Securities” above for more information.

DESCRIPTION OF SECURITIES
The following is a brief description of the material terms of our securities that may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of our Charter and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and any applicable amendments or supplements thereto, copies of which are on file with the SEC as described under “How to Obtain Additional Information.”
General
We may offer under this prospectus shares of Common Stock, par value $0.01 per share. Our Charter provides that we have authority to issue up to 250,000,000 shares of capital stock, consisting of (a) 200,000,000 shares of Common Stock and (b) 50,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
As of September 4, 2020, after giving effect to the 1-for-10 reverse stock split of our Common Stock effected on July 15, 2020, we had 13,058,909 shares of Common Stock outstanding. The following is a summary of the material terms and provisions of our Common Stock.
Authorized Capital Shares
Our authorized capital shares consist of 400,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. All outstanding shares of our Common Stock are fully paid and nonassessable.
Voting Rights
Subject to the provisions of our Charter regarding the restrictions on transfer of stock, each outstanding share of our Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. Director nominees in an uncontested election are elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election (with abstentions and broker non-votes not counted as a vote cast either “for” or “against” that director’s election). In the event of a contested election, as defined in our Charter, a plurality voting standard will apply.
Dividend Rights
Subject to the preferential rights of any other class or series of stock and to the provisions of the Charter regarding the restrictions on transfer of stock, holders of shares of our Common Stock are entitled to receive dividends on such stock when, as and if authorized by our Board of Directors out of funds legally available therefor.
Liquidation Rights
Subject to the preferential rights of any other class or series of stock, holders of shares of our Common Stock are entitled to share ratably in the assets of our Company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our Company, including the preferential rights on dissolution of any class or classes of Preferred Stock.
Other Rights and Preferences
Holders of shares of our Common Stock have no preference, conversion, exchange, sinking fund, or redemption and have no preemptive rights to subscribe for any securities of our Company, and generally have no appraisal rights so long as our Common Stock is listed on a national securities exchange and except in very limited circumstances involving a merger where our stock is converted into any consideration other than stock of the successor in the merger and in which our directors, officers, and 5% or greater stockholders receive different consideration than stockholders generally. Subject to the provisions of the Charter regarding the restrictions on transfer of stock, shares of our Common Stock will have equal dividend, liquidation and other rights.
Subject to the provisions of the Charter regarding the restrictions on transfer of stock, we are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our Charter or bylaws.
Listing
The Common Stock is listed on the NYSE under the trading symbol “AHT.”
Power to Reclassify Shares of Our Capital Stock; Issuance of Additional Shares
Our Charter authorizes our Board of Directors to classify or reclassify any unissued shares of stock from time to time in one or more classes or series of stock; including preferred stock, and to authorize the issuance of such shares. Prior to issuance of shares of each class or series of capital stock, our Board of Directors is required by Maryland law and by our Charter to set, subject to our Charter restrictions on the transfer of our capital stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. When issued, all shares of our capital stock offered by this Prospectus/Consent Solicitation will be duly authorized, fully paid and nonassessable.
We believe that the power to issue additional shares of Common Stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any national securities exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of capital stock that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of Common Stock or otherwise be in their best interest.
Preferred Stock
Our Charter authorizes our Board of Directors to classify from time to time any unissued shares of capital stock in one or more classes or series of preferred stock and to reclassify any previously classified but unissued preferred stock of any class or series, in one or more classes or series. As of the date of this prospectus, there are five classes of preferred stock authorized and outstanding: our Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock.
If the Exchange Offer and the Consent Solicitation for a series of Preferred Stock closes and the Proposed Amendments are approved by the holders of Common Stock, each share of the Preferred Stock of the series not tendered in the Exchange Offers will be converted by the Articles of Amendment into the right to receive the All Stock Remainder Consideration for the series of Preferred Stock, which does not include the same premium to market price of each series of Preferred Stock that is included in the Consideration Options. See “The Exchange Offers and the Consent Solicitation—General.”
Series D Preferred Stock
As of September 4, 2020, we had 2,389,393 shares of our Series D Preferred Stock outstanding. The following is a summary of the material terms and provisions of our Series D Preferred Stock.
Authorized Capital Shares
Our Board of Directors has classified and designated 9,666,797 shares of Series D Preferred Stock. All outstanding shares of our Series D Preferred Stock are fully paid and nonassessable.

Ranking
The Series D Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs rank:
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senior to all classes or series of Common Stock and to all equity securities ranking junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs;

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on a parity with all equity securities issued by us the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs; and

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junior to all equity securities issued by us the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.
Our Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, and Series I Preferred Stock all rank on a parity with one another.
Voting Rights
Holders of Series D Preferred Stock generally have no voting rights, except that if six or more quarterly dividend payments have not been made, our Board of Directors will be expanded by two seats and the holders of Series D Preferred Stock, voting together as a single class with the holders of all other series of preferred stock that has been granted similar voting rights and is considered parity stock with the Series D Preferred Stock, will be entitled to elect these two directors. In addition, the issuance of senior shares or certain changes to the terms of the Series D Preferred Stock that would be materially adverse to the rights of holders of Series D Preferred Stock cannot be made without the affirmative vote or consent of holders of at least 66 2/3% of the outstanding Series D Preferred Stock and shares of any class or series of shares ranking on a parity with the Series D Preferred Stock which are entitled to similar voting rights, if any, voting as a single class.
Dividend Rights
The Series D Preferred Stock accrues a cumulative cash dividend at an annual rate of 8.45% on the $25.00 per share liquidation preference; provided, however, that during any period of time that both (i) the Series D Preferred Stock is not listed on either the NYSE, NYSE American LLC (the “NYSE American”), or the NASDAQ, or on a successor exchange and (ii) we are not subject to the reporting requirements of the Exchange Act, the Series D Preferred Stock will accrue a cumulative cash dividend at an annual rate of 9.45% on the $25.00 per share liquidation preference (equivalent to an annual dividend rate of $2.3625 per share), which we refer to as a special distribution.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, the holders of Series D Preferred Stock will be entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of liquidation, dissolution or winding up of the affairs of our Company, before any payment or distribution will be made to or set apart for the holders of any junior stock.
Other Rights and Preferences
The Series D Preferred Stock is not convertible or exchangeable for any of our other securities or property, and holders of shares of our Series D Preferred Stock have no preemptive rights to subscribe for any securities of our Company. Holders of Series D Preferred Stock do not have redemption rights. Our Series D Preferred Stock is not subject to any sinking fund provisions.

During any period in which we are required to pay a special distribution, holders of the Series D Preferred Stock will become entitled to certain information rights related thereto.
Subject to the provisions of the Charter regarding the restrictions on transfer of stock, we are not aware of any limitations on the rights to own our Series D Preferred Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Series D Preferred Stock, imposed by foreign law or by our Charter or bylaws.
Listing
The Series D Preferred Stock is traded on the NYSE under the trading symbol “AHTprD.”
Series F Preferred Stock
As of September 4, 2020, we had 4,800,000 shares of our Series F Preferred Stock outstanding. The following is a summary of the material terms and provisions of our Series F Preferred Stock.
Authorized Capital Shares
Our Board of Directors has classified and designated 4,800,000 shares of Series F Preferred Stock. All outstanding shares of our Series F Preferred Stock are fully paid and nonassessable.
Ranking
The Series F Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs rank:
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senior to all classes or series of Common Stock and to all equity securities ranking junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs;

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on a parity with all equity securities issued by us the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs; and

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junior to all equity securities issued by us the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.
Voting Rights
Holders of Series F Preferred Stock generally have no voting rights, except that if six or more quarterly dividend payments have not been made, our Board of Directors will be expanded by two seats and the holders of Series F Preferred Stock, voting together as a single class with the holders of all other series of Preferred Stock that has been granted similar voting rights and is considered parity stock with the Series F Preferred Stock, will be entitled to elect these two directors. In addition, the issuance of senior shares or certain changes to the terms of the Series F Preferred Stock that would be materially adverse to the rights of holders of Series F Preferred Stock cannot be made without the affirmative vote or consent of holders of at least 66 2/3% of the outstanding Series F Preferred Stock and shares of any class or series of shares ranking on a parity with the Series F Preferred Stock which are entitled to similar voting rights, if any, voting as a single class.
Dividend Rights
The Series F Preferred Stock accrues a cumulative cash dividend at an annual rate of 7.375% on the $25.00 per share liquidation preference.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, the holders of Series F Preferred Stock will be entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of liquidation, dissolution or winding up of the affairs of our Company, before any payment or distribution will be made to or set apart for the holders of any junior stock.
Redemption Provisions
Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series F Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control conversion date, we exercise any of our redemption rights relating to the Series F Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Series F Preferred Stock will not have the conversion right described below.
A “Change of Control” is when, after the original issuance of the Series F Preferred Stock, the following have occurred and are continuing:
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the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our Company entitling that person to exercise more than 50% of the total voting power of all shares of our Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

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following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depository Receipts representing such securities) listed on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

In addition, we may redeem the Series F Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the $25.00 per share liquidation preference plus all accrued and unpaid dividends to the date fixed for redemption. The Series F Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.
Conversion Rights
Upon the occurrence of a Change of Control, each holder of Series F Preferred Stock will have the right (unless, prior to the Change of Control conversion date, we have provided or provide notice of our election to redeem the Series F Preferred Stock) to convert some or all of the Series F Preferred Stock held by such holder on the Change of Control conversion date into a number of shares of our Common Stock per share of Series F Preferred Stock to be converted equal to the lesser of:
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the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control conversion date (unless the Change of Control conversion date is after a dividend record date for the Series F Preferred Stock and prior to the corresponding Series F Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•
0.968992, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration. The “Common Stock Price” will be (i) the amount of cash consideration per share of Common Stock, if the consideration to be received in the Change of Control by the holders of our Common Stock is solely cash; or (ii) the average of the closing prices for our Common Stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our Common Stock is other than solely cash.

If, prior to the Change of Control conversion date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series F Preferred Stock will not have any right to convert the Series F Preferred Stock in connection with the Change of Control conversion right and any shares of Series F Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control conversion date.
Except as provided above in connection with a Change of Control, the Series F Preferred Stock is not convertible into or exchangeable for any other securities or property.
Other Rights and Preferences
Holders of shares of our Series F Preferred Stock have no preemptive rights to subscribe for any securities of our Company. Subject to the provisions of the Charter regarding the restrictions on transfer of stock, we are not aware of any limitations on the rights to own our Series F Preferred Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Series F Preferred Stock, imposed by foreign law or by our Charter or bylaws.
Listing
The Series F Preferred Stock is traded on the NYSE under the trading symbol “AHTprF.”
Series G Preferred Stock
As of September 4, 2020, we had 3,800,000 shares of our Series G Preferred Stock outstanding. The following is a summary of the material terms and provisions of our Series G Preferred Stock.
Authorized Capital Shares
Our Board of Directors has classified and designated 6,900,000 shares of Series G Preferred Stock. All outstanding shares of our Series G Preferred Stock are fully paid and nonassessable.
Ranking
The Series G Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs rank:
•
senior to all classes or series of Common Stock and to all equity securities ranking junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs;

•
on a parity with all equity securities issued by us the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs; and

•
junior to all equity securities issued by us the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.
Voting Rights
Holders of Series G Preferred Stock generally have no voting rights, except that if six or more quarterly dividend payments have not been made, our Board of Directors will be expanded by two seats and the holders of Series G Preferred Stock, voting together as a single class with the holders of all other series of Preferred Stock that has been granted similar voting rights and is considered parity stock with the Series G Preferred Stock, will be entitled to elect these two directors. In addition, the issuance of senior shares or certain changes to the terms of the Series G Preferred Stock that would be materially adverse to the rights of holders of Series G Preferred Stock cannot be made without the affirmative vote or consent of holders of at least

66 2/3% of the outstanding Series G Preferred Stock and shares of any class or series of shares ranking on a parity with the Series G Preferred Stock which are entitled to similar voting rights, if any, voting as a single class.
Dividend Rights
The Series G Preferred Stock accrues a cumulative cash dividend at an annual rate of 7.375% on the $25.00 per share liquidation preference.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, the holders of Series G Preferred Stock will be entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of liquidation, dissolution or winding up of the affairs of our Company, before any payment or distribution will be made to or set apart for the holders of any junior stock.
Redemption Provisions
Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series G Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control conversion date, we exercise any of our redemption rights relating to the Series G Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Series G Preferred Stock will not have the conversion right described below.
A “Change of Control” is when, after the original issuance of the Series G Preferred Stock, the following have occurred and are continuing:
•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our Company entitling that person to exercise more than 50% of the total voting power of all shares of our Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•
following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

In addition, we may redeem the Series G Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the $25.00 per share liquidation preference plus all accrued and unpaid dividends to the date fixed for redemption. The Series G Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.
Conversion Rights
Upon the occurrence of a Change of Control, each holder of Series G Preferred Stock will have the right (unless, prior to the Change of Control conversion date, we have provided or provide notice of our election to redeem the Series G Preferred Stock) to convert some or all of the Series G Preferred Stock held by such holder on the Change of Control conversion date into a number of shares of our Common Stock per share of Series G Preferred Stock to be converted equal to the lesser of:
•
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control conversion date

(unless the Change of Control conversion date is after a dividend record date for the Series G Preferred Stock and prior to the corresponding Series G Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and
•
0.83333, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration. The “Common Stock Price” will be (i) the amount of cash consideration per share of Common Stock, if the consideration to be received in the Change of Control by the holders of our Common Stock is solely cash; or (ii) the average of the closing prices for our Common Stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our Common Stock is other than solely cash.
If, prior to the Change of Control conversion date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series G Preferred Stock will not have any right to convert the Series G Preferred Stock in connection with the Change of Control conversion right and any shares of Series G Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control conversion date.
Except as provided above in connection with a Change of Control, the Series G Preferred Stock is not convertible into or exchangeable for any other securities or property.
Other Rights and Preferences
Holders of shares of our Series G Preferred Stock have no preemptive rights to subscribe for any securities of our Company. Subject to the provisions of the Charter regarding the restrictions on transfer of stock, we are not aware of any limitations on the rights to own our Series G Preferred Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Series G Preferred Stock, imposed by foreign law or by our Charter or bylaws.
Listing
The Series G Preferred Stock is traded on the NYSE under the trading symbol “AHTprG.”
Series H Preferred Stock
As of September 4, 2020, we had 3,800,000 shares of our Series H Preferred Stock outstanding. The following is a summary of the material terms and provisions of our Series H Preferred Stock.
Authorized Capital Shares
Our Board of Directors has classified and designated 3,910,000 shares of Series H Preferred Stock. All outstanding shares of our Series H Preferred Stock are fully paid and nonassessable.
Ranking
The Series H Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs rank:
•
senior to all classes or series of Common Stock and to all equity securities ranking junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs;

•
on a parity with all equity securities issued by us the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs; and

•
junior to all equity securities issued by us the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.
Voting Rights
Holders of Series H Preferred Stock generally have no voting rights, except that if six or more quarterly dividend payments have not been made, our Board of Directors will be expanded by two seats and the holders of Series H Preferred Stock, voting together as a single class with the holders of all other series of Preferred Stock that has been granted similar voting rights and is considered parity stock with the Series H Preferred Stock, will be entitled to elect these two directors. In addition, the issuance of senior shares or certain changes to the terms of the Series H Preferred Stock that would be materially adverse to the rights of holders of Series H Preferred Stock cannot be made without the affirmative vote or consent of holders of at least 66 2/3% of the outstanding Series H Preferred Stock and shares of any class or series of shares ranking on a parity with the Series H Preferred Stock which are entitled to similar voting rights, if any, voting as a single class.
Dividend Rights
The Series H Preferred Stock accrues a cumulative cash dividend at an annual rate of 7.50% on the $25.00 per share liquidation preference.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, the holders of Series H Preferred Stock will be entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of liquidation, dissolution or winding up of the affairs of our Company, before any payment or distribution will be made to or set apart for the holders of any junior stock.
Redemption Provisions
Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series H Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control conversion date, we exercise any of our redemption rights relating to the Series H Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Series H Preferred Stock will not have the conversion right described below.
A “Change of Control” is when, after the original issuance of the Series H Preferred Stock, the following have occurred and are continuing:
•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our Company entitling that person to exercise more than 50% of the total voting power of all shares of our Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•
following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

In addition, we may redeem the Series H Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the $25.00 per share liquidation preference plus all accrued and unpaid dividends to the date fixed for redemption. The Series H Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Conversion Rights
Upon the occurrence of a Change of Control, each holder of Series H Preferred Stock will have the right (unless, prior to the Change of Control conversion date, we have provided or provide notice of our election to redeem the Series H Preferred Stock) to convert some or all of the Series H Preferred Stock held by such holder on the Change of Control conversion date into a number of shares of our Common Stock per share of Series H Preferred Stock to be converted equal to the lesser of:
•
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control conversion date (unless the Change of Control conversion date is after a dividend record date for the Series H Preferred Stock and prior to the corresponding Series H Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•
0.825083, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration. The “Common Stock Price” will be (i) the amount of cash consideration per share of Common Stock, if the consideration to be received in the Change of Control by the holders of our Common Stock is solely cash; or (ii) the average of the closing prices for our Common Stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our Common Stock is other than solely cash.
If, prior to the Change of Control conversion date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series H Preferred Stock will not have any right to convert the Series H Preferred Stock in connection with the Change of Control conversion right and any shares of Series H Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control conversion date.
Except as provided above in connection with a Change of Control, the Series H Preferred Stock is not convertible into or exchangeable for any other securities or property.
Other Rights and Preferences
Holders of shares of our Series H Preferred Stock have no preemptive rights to subscribe for any securities of our Company. Subject to the provisions of the Charter regarding the restrictions on transfer of stock, we are not aware of any limitations on the rights to own our Series H Preferred Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Series H Preferred Stock, imposed by foreign law or by our Charter or bylaws.
Listing
The Series H Preferred Stock is traded on the NYSE under the trading symbol “AHTprH.”
Series I Preferred Stock
As of September 4, 2020, we had 5,400,000 shares of our Series I Preferred Stock outstanding. The following is a summary of the material terms and provisions of our Series I Preferred Stock.
Authorized Capital Shares
Our Board of Directors has classified and designated 6,210,000 shares of Series I Preferred Stock. All outstanding shares of our Series I Preferred Stock are fully paid and nonassessable.
Ranking
The Series I Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs rank:

•
senior to all classes or series of Common Stock and to all equity securities ranking junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs;

•
on a parity with all equity securities issued by us the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs; and

•
junior to all equity securities issued by us the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.
Voting Rights
Holders of Series I Preferred Stock generally have no voting rights, except that if six or more quarterly dividend payments have not been made, our Board of Directors will be expanded by two seats and the holders of Series I Preferred Stock, voting together as a single class with the holders of all other series of Preferred Stock that has been granted similar voting rights and is considered parity stock with the Series I Preferred Stock, will be entitled to elect these two directors. In addition, the issuance of senior shares or certain changes to the terms of the Series I Preferred Stock that would be materially adverse to the rights of holders of Series I Preferred Stock cannot be made without the affirmative vote or consent of holders of at least 66 2/3% of the outstanding Series I Preferred Stock and shares of any class or series of shares ranking on a parity with the Series I Preferred Stock which are entitled to similar voting rights, if any, voting as a single class.
Dividend Rights
The Series I Preferred Stock accrues a cumulative cash dividend at an annual rate of 7.50% on the $25.00 per share liquidation preference.
Liquidation Rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, the holders of Series I Preferred Stock will be entitled to receive a liquidation preference of $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of liquidation, dissolution or winding up of the affairs of our Company, before any payment or distribution will be made to or set apart for the holders of any junior stock.
Redemption Provisions
Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series I Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control conversion date, we exercise any of our redemption rights relating to the Series I Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Series I Preferred Stock will not have the conversion right described below.
A “Change of Control” is when, after the original issuance of the Series I Preferred Stock, the following have occurred and are continuing:
•
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our Company entitling that person to exercise more than 50% of the total voting power of all shares of our Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
•
following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

In addition, on and after November 17, 2022, we may redeem the Series I Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the $25.00 per share liquidation preference plus all accrued and unpaid dividends to the date fixed for redemption. The Series I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.
Conversion Rights
Upon the occurrence of a Change of Control, each holder of Series I Preferred Stock will have the right (unless, prior to the Change of Control conversion date, we have provided or provide notice of our election to redeem the Series I Preferred Stock) to convert some or all of the Series I Preferred Stock held by such holder on the Change of Control conversion date into a number of shares of our Common Stock per share of Series I Preferred Stock to be converted equal to the lesser of:
•
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control conversion date (unless the Change of Control conversion date is after a dividend record date for the Series I Preferred Stock and prior to the corresponding Series I Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•
0.806452, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration. The “Common Stock Price” will be (i) the amount of cash consideration per share of Common Stock, if the consideration to be received in the Change of Control by the holders of our Common Stock is solely cash; or (ii) the average of the closing prices for our Common Stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our Common Stock is other than solely cash.
If, prior to the Change of Control conversion date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series I Preferred Stock will not have any right to convert the Series I Preferred Stock in connection with the Change of Control conversion right and any shares of Series I Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control conversion date.
Except as provided above in connection with a Change of Control, the Series I Preferred Stock is not convertible into or exchangeable for any other securities or property.
Other Rights and Preferences
Holders of shares of our Series I Preferred Stock have no preemptive rights to subscribe for any securities of our Company.
During any period that we are not subject to the reporting requirements of the Exchange Act, and any Series I Preferred Stock is outstanding, holders of the Series I Preferred Stock will become entitled to certain information rights related thereto.
Subject to the provisions of the Charter regarding the restrictions on transfer of stock, we are not aware of any limitations on the rights to own our Series I Preferred Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Series I Preferred Stock, imposed by foreign law or by our Charter or bylaws.

Listing
The Series I Preferred Stock is traded on the NYSE under the trading symbol “AHTprI.”
Restrictions on Ownership and Transfer
In order for us to qualify as a REIT under the Code, not more than 50% of the value of the outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made by us). In addition, if we, or one or more owners (actually or constructively) of 10% or more of us, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), the rent received by us (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. Our stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made by us).
Our Charter contains restrictions on the ownership and transfer of our capital stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our Charter provide that, subject to the exceptions described below, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (i) 9.8% of the lesser of the number or value of shares of our Common Stock outstanding or (ii) 9.8% of the lesser of the number or value of the issued and outstanding preferred or other shares of any class or series of our stock. We refer to this restriction as the “ownership limit.”
The ownership attribution rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our Common Stock (or the acquisition of an interest in an entity that owns, actually or constructively, our Common Stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding Common Stock and thereby subject the Common Stock to the ownership limit.
Our Board of Directors may, in its sole discretion, waive the ownership limit with respect to one or more stockholders who would not be treated as “individuals” for purposes of the Code if it determines that such ownership will not cause any “individual’s” beneficial ownership of shares of our capital stock to jeopardize our status as a REIT (for example, by causing any tenant of ours to be considered a “related party tenant” for purposes of the REIT qualification rules).
As a condition of our waiver, our Board of Directors may require an opinion of counsel or Internal Revenue Service ruling satisfactory to our Board of Directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.
In connection with the waiver of the ownership limit or at any other time, our Board of Directors may decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our capital stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our capital stock equals or falls below the decreased ownership limit, but any further acquisition of our capital stock in excess of such percentage ownership of our capital stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer “individuals” (as defined for purposes of the REIT ownership restrictions under the Code) to beneficially own more than 49.0% of the value of our outstanding capital stock.
Our Charter provisions further prohibit:
•
any person from actually or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•
any person from transferring shares of our capital stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our Common Stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to qualify, or to continue to qualify, as a REIT.
Pursuant to our Charter, if any purported transfer of our capital stock or any other event would otherwise result in any person violating the ownership limits or the other restrictions in our Charter, then any such purported transfer will be void and of no force or effect with respect to the purported transferee or owner (collectively referred to hereinafter as the “purported owner”) as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). The number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and with any purported owner. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust and all dividends and other distributions paid by us with respect to such “excess” shares prior to the sale by the trustee of such shares shall be paid to the trustee for the beneficiary. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit, then our Charter provides that the transfer of the excess shares will be void. Subject to Maryland law, effective as of the date that such excess shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a purported owner prior to our discovery that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust, provided that if we have already taken irreversible action, then the trustee shall not have the authority to rescind and recast such vote.
Shares of our capital stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our capital stock at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported owner and any dividends or other distributions held by the trustee with respect to such capital stock will be paid to the charitable beneficiary.
If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits. After that, the trustee must distribute to the purported owner an amount equal to the lesser of (i) the net price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the net sales proceeds received by the trust for the shares. Any proceeds in excess of the amount distributable to the purported owner will be distributed to the beneficiary.
Our Charter also provides that “Benefit Plan Investors” (as defined in our Charter) may not hold, individually or in the aggregate, 25% or more of the value of any class or series of shares of our capital stock to the extent such class or series does not constitute “Publicly Offered Securities” (as defined in our Charter).

All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage as provided in the regulations promulgated under the Code) of the lesser of the number or value of the shares of our outstanding capital stock must give written notice to us within 30 days after the end of each calendar year. In addition, each stockholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of our stock as our Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements or any taxing authority or governmental agency or to determine any such compliance.
All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes the taxation of the Company for U.S. federal income tax purposes and the material U.S. federal income tax consequences to holders of our Preferred Stock that participate in an Exchange Offer and of acquiring, holding, and disposing of Common Stock received in the Exchange Offer. This discussion is based upon the Code, its legislative history, the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change at any time or different interpretations (possibly with retroactive effect). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a stockholder’s decision to participate in an Exchange Offer in light of their personal circumstances or to certain types of stockholders that may be subject to special tax treatment, such as, but not limited to, banks and other financial institutions, retirement plans, employee stock ownership plans, regulated investment companies or REITs, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), tax-exempt entities or organizations, United States expatriates, persons that have a principal place of business or “tax home” outside of the United States, persons subject to special rules under Code Section 892, persons who receive our securities through the exercise of employee stock options or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, “S” corporations, dealers in securities and foreign currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities, brokers, persons who hold our securities as part of a hedge, straddle, conversion, integrated, or other risk reduction or constructive sale transaction, persons required to report income no later than when such income is reported on an “applicable financial statement,” “U.S. holders” (as defined below) whose functional currency is not U.S. dollars, U.S. holders that hold our stock through non-U.S. brokers or other non-U.S. intermediaries, or persons subject to the alternative minimum tax. Unless otherwise expressly noted below in “Taxation of Tax-Exempt Holders of Common Stock,” this discussion addresses only holders of the Common Stock who are U.S. holders and non-U.S. holders (as defined below). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular stockholder and does not consider any aspects of U.S. federal tax law other than income taxation (such as estate and gift tax or Medicare contribution tax laws).
In addition, this discussion is limited to persons who hold our Preferred Stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code.
As used herein, the term “U.S. holder” means a beneficial owner of Preferred Stock or Common Stock, that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used herein, the term “non-U.S. holder” means a beneficial owner of Preferred Stock or Common Stock that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Preferred Stock or Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Exchange Offers.

Stockholders are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift or other rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.
This discussion is not binding on the Internal Revenue Service (“IRS”). Except as discussed herein, we have not sought, and will not seek, any ruling from the IRS or an opinion from counsel with respect to the statements made in the following discussion. Accordingly, there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained by a court. Stockholders are urged to consult with their own tax advisors to determine the specific consequences of participating in the Exchange Offers and of acquiring, holding, and disposing of stock in the Company.
Taxation of the Company as a REIT
We have elected to be taxed as a REIT under the U.S. federal income tax laws. We believe that, commencing with our short year ending December 31, 2003, we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its investors. These laws are highly technical and complex.
In connection with this prospectus/consent solicitation, Locke Lord LLP will issue an opinion to us to the effect that, commencing with our short taxable year ended December 31, 2003 through December 31, 2019, we have been organized and operated in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2020 and thereafter. Locke Lord LLP’s opinion will be based upon customary assumptions, will be conditioned upon the accuracy of certain representations made by us as to factual matters, including representations regarding the nature of our properties and the prior and future conduct of our business, and is not binding upon the IRS or any court. In addition, Locke Lord LLP’s opinion is based on existing federal income tax law governing qualification as a REIT as of the date of the opinion, which is subject to change either prospectively or retroactively.
Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests include the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Locke Lord LLP will have reviewed those matters in connection with its opinion, Locke Lord will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year, asset composition, distribution levels and diversity of stock ownership will satisfy the requirements necessary for us to retain our REIT election and we may have to use one or more REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Failure to Qualify.”
If we qualify for taxation as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that is currently distributed to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a C corporation. However, we will be subject to federal tax in the following circumstances:
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We will pay U.S. federal income tax at regular corporate rates on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

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We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.
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We will pay a 100% tax on net income from prohibited transactions, which are, in general, sales or other dispositions of property, other than foreclosure property, that we hold as inventory or primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of (A) the amount by which we fail the 75% gross income test and (B) the amount by which we fail the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

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If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% nondeductible excise tax on the excess of this required distribution over the sum of the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

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We may elect to retain and pay income tax on our net capital gain. In that case, a U.S. holder would be taxed on its proportionate share of our undistributed capital gain (to the extent that a timely designation of such gain is made by us to the stockholder) and would be allowed a credit or refund for its proportionate share of the tax we paid, and an adjustment would be made to increase the tax basis of the U.S. holder in our common stock.

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If we acquire any asset from a C corporation, a corporation that has been a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during a specified period after we acquire such asset. The amount of gain on which we will pay tax generally is the lesser of: (1) the amount of gain that we recognize at the time of the sale or disposition; or (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

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We will incur a 100% excise tax on certain transactions with a taxable REIT subsidiary (“TRS”) that are not conducted on an arm’s-length basis and we will incur such 100% excise tax if it is determined we have been undercharged for certain services provided by a TRS.

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If we fail to comply with the requirement to send annual letters to our stockholders holding at least a certain percentage of our stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or is due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

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If we fail to satisfy certain asset tests, described below under “—Asset Tests” and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax of the greater of $50,000 or at the highest corporate rate on the income generated by the non-qualifying assets.

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We may be subject to a $50,000 tax for each failure if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and the failure is due to reasonable cause and not willful neglect.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes. Not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any TRS in which we own an interest will be subject to federal and state corporate income tax on its taxable income.
Requirements for REIT Qualification
A REIT is a corporation, trust, or association that meets the following requirements:
1.   it is managed by one or more trustees or directors;

2.   its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;
3.   it would be taxable as a domestic corporation but for the REIT provisions of the U.S. federal income tax laws;
4.   it is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;
5.   at least 100 persons are beneficial owners of its shares or ownership certificates;
6.   no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the U.S. federal income tax laws to include certain entities, during the last half of each taxable year;
7.   it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;
8.   it uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws;
9.   it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions; and
10.   it has no earnings and profits from any non-REIT taxable year at the close of any taxable year.
We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year, must meet requirement 10 at the close of each taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our stock in proportion to their actuarial interests in the trust for purposes of requirement 6. Requirements 5 and 6 applied to us beginning with our taxable year ended December 31, 2004.
We believe that we have been and will continue to be organized and have operated in a manner that has allowed us, and will continue to allow us, to satisfy conditions (1) through (10), inclusive, during the relevant time periods. We have issued sufficient stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy requirements 5 and 6. The provisions of our charter restricting the ownership and transfer of the stock are described in “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such stock ownership requirements. If we fail to satisfy these stock ownership requirements, our qualification as a REIT may terminate.
We have and will continue to have a calendar tax year.
In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT qualification.
Qualified REIT Subsidiaries
A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of that subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. Similarly, any wholly-owned limited liability company or certain wholly-owned partnerships that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.
Other Disregarded Entities and Partnerships
An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (as described below under “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of our operating partnership and of any other partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we own or will acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.
We may in the future acquire interests in partnerships and limited liability companies that are joint ventures in which we do not own general partner or managing member interests. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we are able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.
Please see the discussion below titled “Tax Aspects of Our Investments in the Partnerships.”
Taxable REIT Subsidiaries
Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation and is required to pay regular U.S. federal income tax, and state and local income tax where applicable, as a non-REIT “C” corporation In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by us if certain tests are not satisfied, as described below in “—Interest Deduction Limitation.”. The TRS and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will be automatically treated as a TRS. A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated but is permitted to lease hotels from a related REIT as long as the hotels are operated on behalf of the TRS by an “eligible independent contractor.” Overall, no more than 25% (20% with respect to taxable years beginning before July 31, 2008 and after December 31, 2017) of the value of a REIT’s assets may consist of TRS securities.
We own, directly or indirectly, the stock of several TRSs and a timely election has been made with respect to each of our TRSs. A TRS may lease hotels from us under certain circumstances, provide services to our tenants, and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. Each of our hotel properties is leased by one of our

TRSs, except that one or more of our TRSs may own a hotel or hotels. Additionally, we may form or acquire one or more additional TRSs in the future.
A TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements:
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such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS;

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such person does not own, directly or indirectly, more than 35% of our stock;

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no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock; and

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we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.
The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with any TRS that we form will be conducted on an arm’s-length basis, but there can be no assurance that we will be successful in this regard.
Tax Aspects of Our Investments in the Partnerships
The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.
We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:
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is treated as a partnership under Treasury regulations relating to entity classification (the “check-the-box regulations”); and

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is not a “publicly-traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for U.S. federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member) for U.S. federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.
A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).
Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We anticipate that each Partnership will qualify for the private placement exclusion.
We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for U.S. federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT. See “Taxation of the Company as a REIT—Income Tests” and “Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Taxation of the Company as a REIT—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would not be deductible in computing such Partnership’s taxable income.
Income Taxation of the Partnerships and Their Partners
Partners, Not the Partnerships, Subject to Tax.   A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. New audit rules, effective for tax years beginning in 2018, will generally apply to the partnerships. Under the new rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. We will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and Treasury Regulations so that the partners, to the fullest extent possible, rather than the partnership itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income. Prospective investors are urged to consult with their tax advisors regarding the possible effect of the new rules.
Partnership Allocations.   Although a partnership agreement generally will determine the allocation of income, gains, losses, deductions, and credits among partners, such allocations will be disregarded for U.S. federal income tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gains, losses, deductions, and credits are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.
Tax Allocations With Respect to Partnership Properties.   Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. A book-tax difference generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under our operating partnership’s partnership agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under the U.S. federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the operating partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for U.S. federal income tax purposes.
Basis in Partnership Interest.   Our adjusted tax basis in our partnership interest in the operating partnership generally is equal to:
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the amount of cash and the basis of any other property contributed by us to the operating partnership;

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increased by our allocable share of the operating partnership’s income and gains and our allocable share of indebtedness of the operating partnership; and

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reduced, but not below zero, by our allocable share of the operating partnership’s losses, deductions and credits and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the operating partnership.

If the allocation of our distributive share of the operating partnership’s loss would reduce the adjusted tax basis of our partnership interest in the operating partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the operating partnership’s distributions, or any decrease in our share of the indebtedness of the operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.
Depreciation Deductions Available to our Operating Partnership.   To the extent that our operating partnership acquires its hotels in exchange for cash, its initial basis in such hotels for U.S. federal income tax purposes generally was or will be equal to the purchase price paid by our operating partnership. Our operating partnership’s initial basis in hotels acquired in exchange for units in our operating partnership should be the same as the transferor’s basis in such hotels on the date of acquisition by our operating partnership. Although the law is not entirely clear, our operating partnership generally will depreciate such depreciable hotel property for U.S. federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Our operating partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under the U.S. federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions.
Internal Revenue Service Examinations.   Under the Bipartisan Budget Act of 2015, Congress revised the rules applicable to U.S. federal income tax audits of partnerships (such as certain of our subsidiaries) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. We will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and Treasury Regulations so that the partners, to the fullest extent possible, rather than the partnership itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs. These rules could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership.
Sale of a Partnership’s Property.   Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.
Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Taxation of the Company as a REIT—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.
Income Tests
We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:
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rents from real property;

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interest on debt secured by mortgages on real property or on interests in real property;

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dividends or other distributions on, and gain from the sale of, shares in other REITs;

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gain from the sale of real estate assets;

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income derived from the temporary investment of new capital or “qualified temporary investment income,” that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital; and

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income and gain derived from foreclosure property, as defined below under “—Foreclosure Property.”

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of dividends and interest, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of business and cancellation of indebtedness, or COD, income is excluded from both income tests. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests, as discussed below in

“—Foreign Currency Gain.” In addition, income and gain from “hedging transactions,” as defined in the section below entitled “—Hedging Transactions,” that we enter into, or have entered into, will be excluded from both the numerator and the denominator for purposes of the 95% gross income test and the 75% gross income test. Rules similar to those applicable to income from “hedging transactions” apply to income arising from transactions that we enter into, or have entered into, primarily to manage risk of currency fluctuations with respect to any item of income or gain included in the computation of the 95% income test or the 75% income test (or any property which generates such income or gain). The following paragraphs discuss the specific application of the gross income tests to us.
Rents from Real Property.   Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:
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First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

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Second, neither we nor a direct or indirect owner of 10% or more of our shares of stock may own, actually or constructively, 10% or more by vote or value of a tenant, other than a TRS, from whom we receive rent. If the tenant is a TRS either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space or (ii) the TRS leases a qualified lodging facility or qualified health care property and engages an “eligible independent contractor” to operate such facility or property on its behalf.

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Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.” If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property.

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Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, although we may provide customary services through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its stockholders, own more than 35% of our shares of stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and non-customary services to our tenants without tainting our rental income from the related properties. See “Taxable REIT Subsidiaries.”

Pursuant to percentage leases, our TRSs lease each of our properties (other than ones they may own). The percentage leases provide that our TRSs are obligated to pay to the Partnerships (1) a minimum base rent plus percentage rent based on gross revenue and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by revenues for each of the hotels. Both base rent and the thresholds in the percentage rent formulas may be adjusted for inflation.
In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for U.S. federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:
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the property owner’s expectation of receiving a pre-tax profit from the lease;

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the intent of the parties;

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the form of the agreement;

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the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement;

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the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property;

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the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease; and

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the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties.

In addition, U.S. federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:
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the service recipient is in physical possession of the property;

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the service recipient controls the property;

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the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

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the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

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the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

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the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.
We believe that our percentage leases will be treated as true leases for U.S. federal income tax purposes. Such belief is based, in part, on the following facts:
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the Partnerships, on the one hand, and our TRSs, on the other hand, intend for their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

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our TRSs have the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;

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our TRSs bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels and generally dictate how the hotels are operated, maintained, and improved;

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our TRSs bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than, in certain cases, real estate taxes;

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our TRSs benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

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our TRSs generally indemnify the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) our TRSs’ use, management, maintenance, or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of our TRSs, (4) taxes and assessments in respect of the hotels that are the obligations of our TRSs, or (5) any breach of the percentage leases or of any sublease of a hotel by our TRSs;
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our TRSs are obligated to pay, at a minimum, substantial base rent for the period of use of the hotels;

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our TRSs stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

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the Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to our TRSs;

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the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases;

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each lease, at the time we entered into it, enabled the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases (and we expect that each lease, at any time it is subsequently renewed or extended, will do the same); and

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upon termination of each lease, the applicable hotel is expected to have a substantial remaining useful life and substantial remaining fair market value.

Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for U.S. federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from our TRSs may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status. As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:
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are fixed at the time the percentage leases are entered into;

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are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

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conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we believe (and have represented to Locke Lord LLP in connection with its opinion) that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we anticipate (and have represented to Locke LLP in connection with its opinion) that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross receipts or gross sales, as described above.
Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more by vote or value of the stock of any corporate lessee or 10% or more by vote or value of the assets or net profits of any non-corporate lessee (a “related party tenant”) other than a TRS. All of our hotels are leased to TRSs (other than those owned by a TRS). In addition, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more by vote or value of the ownership interests in any non-TRS lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more by vote or value of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more by vote or value of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date.
As described above, we may own up to 100% of the capital stock of one or more TRSs. A TRS is a fully taxable corporation that generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a TRS may not directly or indirectly operate or manage any lodging facilities or health care facilities or provide rights to any brand name under which any lodging or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a lodging or health care facility if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and such hotel is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a qualified lodging facility solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so. Additionally, a TRS that employs individuals working at a qualified lodging facility outside the United States will not be considered to operate or manage a qualified lodging facility located outside of the United States, as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. However, rent that we receive from a TRS with respect to any property will qualify as “rents from real property” as long as the property is a “qualified lodging facility” and such property is operated on behalf of the TRS by a person from whom we derive no income who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “Taxable REIT Subsidiaries.”
Our TRS lessees engage third-party hotel managers that qualify as “eligible independent contractors” to operate the related hotels on behalf of such TRS lessees.
A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.
A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through a TRS or an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because the Partnerships will not perform any services other than customary services for our TRSs. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services for our TRSs.
If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant other than a TRS, or (3) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.”
In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status. However, in either situation, we may still qualify as a REIT if the relief described below under “—Failure to Satisfy Gross Income Tests” is available to us.
In addition to the rent, our TRSs are required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.
Interest.   The term “interest,” as defined for purposes of both the 75% and 95% gross income tests, generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following: (i) an amount that is based on a fixed percentage or percentages of receipts or sales, and (ii) an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.
In Revenue Procedure 2003-65, the IRS established a safe harbor under which interest from loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, although we anticipate that most or all of any mezzanine loans that we make or acquire will qualify for the safe harbor in Revenue Procedure 2003-65, it is possible that we may make or acquire some mezzanine loans that do not qualify for the safe harbor. We intend to invest in such mezzanine loans in a manner that will allow us to satisfy the gross income tests described above.
Dividends.   Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends or other distributions received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

COD Income.   From time-to-time, we and our subsidiaries may recognize cancellation of indebtedness income (“COD income”) in connection with repurchasing debt at a discount. COD income is excluded from gross income for purposes of both the 95% gross income test and the 75% gross income test.
Foreign Currency Gain.   Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” is excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” is excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income tests. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.
Prohibited Transactions.   A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of the assets owned by the Partnerships is held primarily for sale to customers and that a sale of any such asset would not be to a customer in the ordinary course of the owning entity’s business. There are safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that the Partnerships will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”
Foreclosure Property.   We will be subject to tax at the maximum corporate rate on any income (including foreign currency gain) from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify for purposes of the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:
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that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

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for which the related loan or lease was acquired by the REIT at a time when the REIT had no intent to evict or foreclose or the REIT did not know or have reason to know that default would occur; and

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for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

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which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or, for taxable years beginning after December 31, 2015, through a TRS.

As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest, and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor or, for taxable years beginning after December 31, 2015, use a TRS to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.
Hedging Transactions.   From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, floors, options to purchase such items, futures and forward contracts. To the extent that we enter into hedging transactions, income arising from “clearly identified” hedging transactions that are entered into by the REIT in the normal course of business, either directly or through certain subsidiary entities, to manage the risk of interest rate movements, price changes, or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by the REIT to acquire or carry real estate assets is excluded from the 95% income test and the 75% income test. In general, for a hedging transaction to be “clearly identified,” (A) the transaction must be identified as a hedging transaction before the end of the day on which it is entered into, and (B) the items or risks being hedged must be identified “substantially contemporaneously” with the hedging transaction, meaning that the identification of the items or risks being hedged must generally occur within 35 days after the date the transaction is entered into. Rules similar to those applicable to income from hedging transactions, discussed above, apply to income arising from transactions that are entered into by the REIT primarily to manage risk of currency fluctuations with respect to any item of income or gain included in the computation of the 95% income test or the 75% income test (or any property which generates such income or gain). In addition, for taxable years ending after December 31, 2015, similar rules apply to income from positions that primarily manage risk with respect to a prior hedge entered into by a REIT in connection with the extinguishment or disposal (in whole or in part) of the liability or asset related to such prior hedge, to the extent the new position qualifies as a hedge or would so qualify if the hedge position were ordinary property. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.
We have entered into certain derivative transactions to protect against risks not specifically associated with debt incurred to acquire qualified REIT assets. The REIT provisions of the Code limit our income and assets in each year from such derivative transactions. Failure to comply with the asset or income limitations within the REIT provisions of the Code could result in penalty taxes or loss of our REIT status. We have contributed non-qualifying derivatives to our TRSs to preserve our REIT status, which may result in any income from such transactions being subject to U.S. federal income taxation, and we may elect to contribute non-qualifying derivatives to our TRSs in the future.
Failure to Satisfy Gross Income Tests.   If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:
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our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

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following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% or 95% gross income tests is set forth in a schedule for such taxable year filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “Taxation of the Company as a REIT,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests, multiplied by a fraction intended to reflect our profitability.
Asset Tests
To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:
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First, at least 75% of the value of our total assets must consist of:

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cash or cash items, including certain receivables;

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government securities;

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interests in real property, including leaseholds and options to acquire real property and leaseholds;

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interests in mortgages on real property or, for taxable years beginning after December 31, 2015, on interests in real property;

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for taxable years beginning after December 31, 2015, interests in mortgages on both real and personal property where the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

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for taxable years beginning after December 31, 2015, personal property to the extent that rents attributable to such personal property are treated as rents from real property under the income test, as discussed above under “—Rents From Real Property”;

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stock in other REITs;

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for taxable years beginning after December 31, 2015, debt issued by publicly traded REITs; and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

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Second, except with respect to a TRS, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

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Third, except with respect to a TRS, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

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Fourth, no more than 25% (20% with respect to taxable years beginning before July 31, 2008 and after December 31, 2017) of the value of our total assets may consist of the securities of one or more TRSs.

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Fifth, no more than 25% of the value of our total assets may consist of certain debt issued by publicly traded REITs.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, or equity interests in a partnership.
For purposes of the 10% value test, the term “securities” does not include:
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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:
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a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

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a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

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Any loan to an individual or an estate.

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Any “section 467 rental agreement,” other than an agreement with a related party tenant.

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Any obligation to pay “rents from real property.”

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Certain securities issued by governmental entities.

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Any security issued by a REIT.

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Any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes to the extent of our interest as a partner in the partnership.

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Any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.
We may make or acquire some mezzanine loans that are secured only by a first priority security interest in ownership interests in a partnership or limited liability company and that do not qualify for the safe harbor in Revenue Procedure 2003-65 relating to the 75% asset test and that do not qualify as “straight debt” for purposes of the 10% value test. We will make or acquire mezzanine loans that do not qualify for the safe harbor in Revenue Procedure 2003-65 or as “straight debt” securities only to the extent that such loans will not cause us to fail the asset tests described above.
We will monitor the status of our assets for purposes of the various asset tests and seek to manage our assets to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we need to estimate the value of the real estate securing our mortgage loans at various times. In addition, we have to value our investment in our other assets to ensure compliance with the asset tests. Although we seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% and the other asset tests and would fail to qualify as a REIT. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:
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we satisfied the asset tests at the end of the preceding calendar quarter; and

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the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the second or third asset tests described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure or the period of time prescribed by U.S. Treasury Regulations to be issued, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of Treasury and (iii) pay a tax equal to the greater of $50,000 or the highest rate of federal corporate income tax of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.
Distribution Requirements
Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:
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the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•
the sum of certain items of non-cash income.

In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within the five-year period following our acquisition of such asset, as described above under “Taxation of the Company as a REIT”.
We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our U.S. federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to stockholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.
We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:
•
85% of our REIT ordinary income for such year;

•
95% of our REIT capital gain income for such year; and

•
any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net capital gain we receive in a taxable year. See “Taxation of U.S. Holders of Common Stock—Distributions.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.
It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses, and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, under some of the percentage leases, the percentage rent is not due until after the end of the calendar quarter. In that case, we still would be required to recognize as income the excess of the percentage rent over the base rent paid by the lessee in the calendar quarter to which such excess relates. In addition, we may not deduct recognized net capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. Furthermore, generally for taxable years beginning after December 31, 2017, subject to certain exceptions, generally we must accrue income for U.S. federal income tax purposes no later than the time when such income is taken into account as revenue in our financial statements, which could create additional differences between REIT taxable income and the receipt of cash attributable to such income. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.
We may satisfy the REIT annual distribution requirements by making taxable distributions of our stock. In accordance with guidance issued by the IRS, a publicly traded REIT should generally be eligible to treat a distribution of its own stock as fulfilling its REIT distribution requirements if each stockholder is permitted to elect to receive his or her distribution in either cash or stock of the REIT (even where there is a limitation on the percentage of the distribution payable in cash, provided that the limitation is at least 20% (10% for distributions declared on or after April 1, 2020, and on or before December 31, 2020)), subject to the satisfaction of certain guidelines. If too many stockholders elect to receive cash, each stockholder electing to receive cash generally must receive a portion of his or her distribution in cash (with the balance of the distribution paid in stock). If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the distribution paid in stock generally will be a taxable distribution in an amount equal to the amount of cash that could have been received instead of stock. As a result, a U.S. holder may be required to pay tax with respect to such dividends in excess of any cash received. With respect to non-U.S. holders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. We currently do not intend to pay taxable dividends payable in cash and stock.
For taxable years beginning on or before December 31, 2014, in order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. For taxable years beginning after December 31, 2014, preferential dividends are generally not excluded from our distribution requirement, provided we qualify as a “publicly offered REIT.” We believe that we are, and expect we will continue to be, a publicly offered REIT.
Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.
Interest Deduction Limitation
Commencing in the taxable years beginning after December 31, 2017, the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business is limited to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. However, for any taxable year beginning in 2019 or 2020, the 30% limitation has been increased to a 50% limitation, provided that for partnerships the 50% limitation applies for any taxable year beginning in 2020 only. Taxpayers may elect to use their 2019 adjusted taxable income for purposes of computing their 2020 limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, net operating loss carryforward and, for taxable years beginning before January 1, 2022, depreciation, amortization and depletion. Provided the taxpayer makes a timely election (which is irrevocable), the limitation does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, rental, operation, acquisition, conversion, disposition, management, leasing or brokerage, within the meaning of Section 469(c)(7)(C) of the Code. We have made this election and as a consequence, depreciable real property (including certain improvements) held by us must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. If the election is determined not to be available with respect to all or certain of our business activities, the new interest deduction limitation could result in us having more REIT taxable income and thus increase the amount of distributions we must make to comply with the REIT requirements and avoid incurring corporate level tax. Similarly, the limitation could cause our TRSs to have greater taxable income and thus potentially greater corporate tax liability.
Recordkeeping Requirements
To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares of stock. We intend to comply with such requirements.
Failure to Qualify
If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”
If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to U.S. federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders with respect to our stock. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as regular corporate dividends. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and individual and certain non-corporate trust and estate stockholders may be eligible for a reduced maximum U.S. federal income tax rate of 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.
Tax Consequences of the Exchange Offers
The following discussion addresses the material U.S. federal income tax consequences of the Exchange Offers to U.S. holders and non-U.S. holders of Preferred Stock. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, and is the opinion of Locke Lord LLP insofar as it sets forth specific legal conclusions under U.S. federal income tax law.
Tax Consequences to Tendering U.S. Holders in an Exchange Offer
Receipt of Solely Common Stock in an Exchange Offer.   Subject to the discussion below under “Treatment of Accrued and Unpaid Dividends on Preferred Stock,” if a U.S. holder receives solely Common Stock in exchange for its Preferred Stock in an Exchange Offer, such U.S. holder will generally be treated as having exchanged Preferred Stock for Common Stock in a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code and such U.S. holder will generally not recognize gain or loss for U.S. federal income tax purposes. A U.S. holder’s tax basis in the Common Stock received in an Exchange Offer will generally be the same as the U.S. holder’s adjusted tax basis in the Preferred Stock that such U.S. holder tendered in the Exchange Offer. A U.S. holder’s holding period in the Common Stock received in an Exchange Offer will include the holding period during which such U.S. holder held the Preferred Stock that such U.S. holder tendered in the Exchange Offer.
Receipt of Solely Cash in an Exchange Offer.   If a U.S. holder receives solely cash in exchange for its Preferred Stock in an Exchange Offer, the U.S. federal income tax treatment will depend upon whether the “dividend non-equivalence tests” described below are satisfied. If none of the dividend non-equivalence tests are satisfied, the cash that the U.S. holder receives generally will be treated as dividend income for U.S. federal income tax purposes. In such case, a U.S. holder’s adjusted tax basis in the Preferred Stock that the U.S. holder tenders will be added to the adjusted tax basis of any Preferred Stock that the U.S. holder retains

(or any Common Stock that the U.S. holder owns, if the U.S. holder tenders all of its Preferred Stock). Conversely, if any of the “dividend non-equivalence tests” described below are satisfied, a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash that the U.S. holder receives and the U.S. holder’s adjusted tax basis in the Preferred Stock that the U.S. holder tenders.
Receipt of a Combination of Common Stock and Cash in an Exchange Offer.   If a U.S. holder receives a combination of Common Stock and cash in exchange for Preferred Stock in an Exchange Offer, subject to the discussion under “Possible Bifurcation Treatment” below, the U.S. holder generally will be treated as having exchanged Preferred Stock for Common Stock and cash in a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code and, subject to remainder of this discussion, the U.S. holder generally will not recognize loss for U.S. federal income tax purposes. However, a U.S. holder will be required to recognize gain, if any, equal to the lesser of (i) the amount of cash that the U.S. holder receives; and (ii) the amount of gain that the U.S. holder “realizes” in the exchange. The amount of gain that a U.S. holder “realizes” will equal the amount by which (a) the cash plus the fair market value of the Common Stock that the U.S. holder receives, exceeds (b) the U.S. holder’s adjusted tax basis in the Preferred Stock that the U.S. holder tenders. If none of the “dividend non-equivalence tests” described below are satisfied, any gain that a U.S. holder recognizes generally will be treated as dividend income for U.S. federal income tax purposes. Conversely, if any of the “dividend non-equivalence tests” described below are satisfied, any gain that a U.S. holder recognizes generally will be treated as capital gain for U.S. federal income tax purposes. In either case, a U.S. holder’s tax basis in the Common Stock that it receives will be the same as its adjusted tax basis in the Preferred Stock that it tenders, increased by the amount of gain, if any, that it recognizes and reduced by the amount of cash that it receives and its holding period for the Common Stock that it receives will include the holding period during which it held the Preferred Stock that it tendered. If a U.S. holder tenders more than one “block” of Preferred Stock (that is, groups of Preferred Stock that the U.S. holder purchased at different times or at different prices), the U.S. holder must calculate its recognized gain separately with respect to each block, and the results for each block may not be netted in determining the U.S. holder’s overall recognized gain. Instead, the U.S. holder will recognize gain on those shares on which gain is realized. If a U.S. holder intends to tender more than one block of Preferred Stock, such U.S. holder is urged to consult its own tax advisor.
Possible Bifurcation Treatment.   If a U.S. holder tenders a portion of Preferred Stock for Common Stock and a portion of Preferred Stock for cash, it is possible that the transaction could be bifurcated for U.S. federal income tax purposes and treated as separate exchanges with respect to the Preferred Stock which the U.S. holder tenders for Common Stock, on the one hand, and the Preferred Stock which the U.S. holder tenders for cash, on the other hand. Notwithstanding the foregoing, the U.S. holder would not be permitted to recognize a loss for U.S. federal income tax purposes. It is unclear whether treatment as a bifurcated transaction could apply and investors are urged to consult with their own tax advisors about this possibility if they are considering tendering a portion of their Preferred Stock for Common Stock and a portion of their Preferred Stock for cash.
Receipt of Cash in Lieu of a Fractional Share.   If a U.S. holder receives cash in lieu of a fractional share of Common Stock, the U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis allocable to such fractional share.
Dividend Non-Equivalence Tests.   If a U.S. holder receives solely cash or a combination of Common Stock and cash in exchange for Preferred Stock in an Exchange Offer, the cash that the U.S. holder receives, or the gain that the U.S. holder is required to recognize, as the case may be, generally will be treated either as dividend income or capital gain for U.S. federal income tax purposes, depending on a determination of whether the cash that the U.S. holder receives, or the gain that the U.S. holder recognizes, as the case may be, is considered to have the effect of a dividend distribution for U.S. federal income tax purposes.
In order to make this determination, if the U.S. holder receives a combination of Common Stock and cash in exchange for Preferred Stock in an Exchange Offer, the U.S. holder will be treated as if (i) the U.S. holder had not participated in the Exchange Offer and instead exchanged all of its Preferred Stock for shares of Common Stock and (ii) immediately thereafter, the Company redeemed a portion of the U.S. holder’s Common Stock in exchange for cash (in an amount equal to the cash received in the Exchange Offers). If the deemed redemption meets any of the “dividend non-equivalence tests” described below, the U.S. holder’s recognized gain will be treated as capital gain for U.S. federal income tax purposes. If the deemed redemption does not meet any of the “dividend non-equivalence tests” described below, the U.S. holder’s recognized gain will be treated as a dividend for U.S. federal income tax purposes.
The “dividend non-equivalence tests” are as follows:
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the U.S. holder’s percentage of our total outstanding voting shares that it actually and constructively owns immediately following the Exchange Offer is less than 80% of the percentage of our total outstanding voting shares that it actually and constructively owns immediately before the Exchange Offer and the U.S. holder has a similar reduction in its percentage ownership of our total outstanding Common Stock;

•
as a result of the Exchange Offer, the U.S. holder no longer actually or constructively owns any of our outstanding shares of stock; or

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the Exchange Offer results in a meaningful reduction of the U.S. holder’s proportionate interest in our stock (which is determined based on the U.S. holder’s particular facts and circumstances; however, in certain circumstances, in the case of a stockholder holding a small minority (e.g., less than 1%) of our stock, even a small reduction of a U.S. holder’s proportionate interest in our stock may satisfy this test).

In determining whether any of the “dividend non-equivalence tests” is satisfied, a U.S. holder must take into account not only shares of our stock that such U.S. holder actually owns, but also shares of our stock that such U.S. holder constructively owns, including shares of our stock actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. holder has an interest, or that have an interest in the U.S. holder.
Contemporaneous dispositions or acquisitions of shares by a U.S. holder (or persons or entities related to such U.S. holder) may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the “dividend non-equivalence tests” have been satisfied with respect to Preferred Stock exchanged pursuant to an Exchange Offer. For example, if a U.S. holder sells shares of Preferred Stock to persons other than us at or about the time the U.S. holder participates in an Exchange Offer, and these transactions are part of an overall plan to reduce or terminate such U.S. holder’s proportionate interest in our stock, then the sales to persons other than us may, for U.S. federal income tax purposes, be integrated with the U.S. holder’s exchange of shares of Preferred Stock pursuant to an Exchange Offer and, if integrated, should be taken into account in determining whether a U.S. holder satisfies any of the “dividend non-equivalence tests” described above.
If a stockholder is contemplating participating in an Exchange Offer, we urge such stockholder to consult its own tax advisors regarding the “dividend non-equivalence tests” described above, including the effect of the attribution rules and the possibility that a substantially contemporaneous sale of Preferred Stock to persons other than us may assist in satisfying one or more of the “dividend non-equivalence tests.”
Amounts Treated as Capital Gain or Loss.   Any amounts that are treated pursuant to the discussion above as capital gain or loss generally will be treated as long-term capital gain or loss if the U.S. holder’s holding period is greater than one year at the time of the exchange. A U.S. holder’s ability to deduct capital losses against ordinary income is subject to limitations. Capital gain or loss that a U.S. holder recognizes generally will be treated as a U.S.-source capital gain or loss for U.S. foreign tax credit purposes.
Amounts Treated as Dividend Income.   Any amounts that are treated pursuant to the discussion above as dividend income generally will be taxable to a U.S. holder as ordinary dividend income as dividends payable by REITs are generally not eligible to be classified as “qualified dividend income” subject to favorable rates. However, for taxable years beginning before January 1, 2026, generally U.S. holders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. See also the discussion under “Taxation of U.S. Holders of Common Stock Distributions” below.
Treatment of Accrued and Unpaid Dividends on Preferred Stock.   As noted above, the receipt of Common Stock or a combination of Common Stock and cash in exchange for Preferred Stock in an

Exchange Offer generally will be treated as a “recapitalization” for U.S. federal income tax purposes. At the time of the exchange, the Preferred Stock may have accrued but unpaid dividends (a “dividend arrearage”). Applicable U.S. Treasury Regulations provide that, even if the exchange is a “recapitalization,” it may nonetheless result in a deemed distribution if (i) the “recapitalization” is conducted pursuant to a plan to periodically increase a stockholder’s proportionate interest in our assets or earnings and profits or (ii) a stockholder owning Preferred Stock with dividends in arrears exchanges the Preferred Stock for other stock in a “recapitalization” and the exchange results in a proportionate increase in the exchanging Preferred Stock holders’ interest in our assets or earnings and profits. With respect to (ii), under applicable U.S. Treasury Regulations, such proportionate increase occurs where either the fair market value or liquidation preference of the stock received exceeds the issue price of the Preferred Stock surrendered. If either of the circumstances described above were satisfied, a U.S. holder may be treated as having received a deemed distribution that would be treated as a dividend for U.S. federal income tax purposes, regardless of whether such U.S. holder received any cash. Each stockholder is urged to consult its own tax advisor concerning the application of these rules.
Certain Reporting Requirements.   If a U.S. holder tenders Preferred Stock and receives Common Stock, or a combination of Common Stock and cash, in exchange therefor, the U.S. holder may be required to retain in its records, and file with its U.S. federal income tax return for the taxable year in which the exchange takes place, a statement setting forth all of the relevant facts in respect of the non-recognition of gain or loss upon such exchange, including: (a) tax basis in the Preferred Stock tendered in the exchange; and (b) the fair market value of the Common Stock received in the exchange as of the effective time of the exchange and the amount of any cash received in the exchange. Each stockholder is urged to consult its own tax advisor concerning any information reporting requirements applicable to the Exchange Offers.
U.S. holders are urged to consult with their own tax advisors regarding the tax consequences to them of participating in an Exchange Offer.
Tax Consequences to Tendering Non-U.S. Holders in an Exchange Offer
The following discussion applies only to non-U.S. holders. Subject to the discussion below concerning FIRPTA (as defined below), if a non-U.S. holder tenders Preferred Stock in an Exchange Offer, the exchange will be treated in the same manner as if such person was a U.S. holder as described above, provided, that:
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any amounts that are treated pursuant to the discussion above as dividend income generally will be subject to U.S. income tax withholding at the rate of 30% on the gross amount of any such amount unless either:

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a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate to the applicable withholding agent; or

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the non-U.S. holder furnishes an IRS Form W-8ECI to the applicable withholding agent claiming that such amount is effectively connected income.

If an amount treated as dividend income pursuant to the discussion above is also treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax on such amount at graduated rates, in the same manner as U.S. holders are taxed with respect to such amounts. A non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to such an amount that is treated as effectively connected with its conduct of a U.S. trade or business, unless reduced or eliminated by a tax treaty; and
•
any amounts that are treated pursuant to the discussion above as capital gain generally will not be subject to U.S. federal income tax or withholding tax; unless,

(A)   the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if the non-U.S. holder is entitled to the benefits of an applicable income tax treaty with the United States with respect to that gain, that gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
(B)   the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the gain is recognized and certain other conditions are met.

Any income or gain that is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If a non-U.S. holder is a corporation, its earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Any gain described in clause (B) of the second bullet point above (net of certain U.S.-source losses) will be taxed at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
In addition, subject to the exceptions described in this section, non-U.S. holders (other than certain qualified foreign pension funds) could incur tax under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) with respect to the exchange of Preferred Stock into Common Stock and/or cash if shares of Preferred Stock are “United States real property interests” (within the meaning of FIRPTA) (“USRPIs”). Generally, shares of a “United States real property holding corporation” (as defined in the Code) (“USRPHC”) are USRPIs. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a USRPHC. We believe we are a USRPHC. However, even if we are a USRPHC, shares of our Preferred Stock will not be treated as USRPIs and a non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of shares of our Preferred Stock as long as we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT in which, at all times during the five-year period ending on the date of the exchange (or, if shorter, the period during which the non-U.S. holder held the Preferred Stock), less than 50% in value of its shares are held directly or indirectly by non-U.S. persons. We cannot assure stockholders that that test will be met. However, even if we are not a domestically controlled qualified investment entity, shares of Preferred Stock will not be treated as USRPIs, and a non-U.S. holder generally will not incur tax under FIRPTA, with respect to gain realized upon a disposition of Preferred Stock, if the Preferred Stock is “regularly traded” on an established securities market and such non-U.S. holder owned, actually or constructively, 10% or less of the applicable class of Preferred Stock, at all times during a specified testing period. Our Preferred Stock is “regularly traded” on an established securities market. Even if our Preferred Stock constitutes a USRPI, provided the Common Stock received in the Exchange Offer also constitutes a USRPI, a non-U.S. holder generally will not recognize gain or loss upon an exchange of Preferred Stock for our Common Stock so long as certain FIRPTA related reporting requirements are met. If the gain on the sale or exchange of the Preferred Stock were taxed under FIRPTA, a non-U.S. holder would be taxed in the same manner as U.S. holders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. To the extent that any amounts are treated pursuant to the above discussion as dividend income, such distributions could be subject to tax under FIRPTA. See the USRPI/FIRPTA discussion included in the section titled “Taxation of Non-U.S. Holders of Common Stock—Distributions” below. Non-U.S. holders are urged to consult with their own tax advisers regarding FIRPTA.
Non-U.S. holders are urged to consult with their own tax advisors regarding the tax consequences to them of participating in an Exchange Offer.
Tax Consequences to Non-Tendering Holders of Preferred Stock in the Exchange Offers
Non-tendering holders of Preferred Stock generally will not recognize any income, gain, or loss for U.S. federal income tax purposes in connection with the Exchange Offers. Such holder’s adjusted tax basis and holding period in its Preferred Stock will remain unchanged.
Tax Consequences to the Company of the Exchange Offers
Loss and Credit Carryforwards.   Federal and state tax laws impose restrictions on the utilization of net operating loss, capital loss and tax credit carryforwards in the event of an “ownership change” for U.S. federal income tax purposes as defined by Section 382 of the Code. Under Section 382 of the Code, if we undergo an “ownership change” (generally defined as greater than 50% increase (by value) in the stock ownership of 5-percent stockholders over a three year period), our ability to use our pre-change loss carryforwards, recognized built-in losses and other pre-change tax attributes to offset our post-change income may be severely limited. The same restrictions on the utilization of loss and tax credit carryforwards would generally apply equally to our TRSs. The Exchange Offers may result in an ownership change. However, we have not yet completed a study to assess whether an ownership change has occurred as a result of the Exchange Offers due to the significant complexity and cost associated with such study.
Taxation of U.S. Holders of Common Stock
Distributions.   As long as we qualify as a REIT, (1) a taxable U.S. holder of our Common Stock must report as ordinary income distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain, and (2) a corporate U.S. holder of our Common Stock will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to an individual U.S. holder generally will not qualify for the reduced rate of U.S. federal income tax applicable to “qualified dividend income.” Qualified dividend income generally includes dividends from most U.S. corporations but does not generally include REIT dividends. As a result, our ordinary REIT dividends generally will continue to be taxed at the U.S. federal income tax rate applicable to ordinary income. However, for taxable years beginning before January 1, 2026, generally U.S. holders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. Notwithstanding the foregoing, the U.S. federal income tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRSs, and (2) attributable to income upon which we have paid corporate U.S. federal income tax (e.g., to the extent that we distribute less than 100% of our REIT taxable income). In general, to qualify for the reduced U.S. federal income tax rate on qualified dividend income, a U.S. holder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend.
A U.S. holder generally will report distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. holder has held our stock. A corporate U.S. holder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.
We may elect to retain and pay U.S. federal income tax on the net capital gain that we receive in a taxable year. In that case, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such holder. The U.S. holder would be entitled to a credit or refund for its proportionate share of the U.S. federal income tax we paid. The U.S. holder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the U.S. federal income tax we paid.
To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. holder to the extent that it does not exceed the adjusted tax basis of the U.S. holder’s stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted tax basis in its stock, such U.S. holder will recognize long-term capital gain, or short-term capital gain if the stock has been held for one year or less. If we declare a dividend in October, November, or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such dividend shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, if we actually pay the dividend during January of the following calendar year.
U.S. holders may not include in their individual U.S. federal income tax returns any of our net operating losses or capital losses. Taxable distributions from us and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, U.S. holders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. holder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of the stock generally will be treated as investment income for purposes of the investment interest limitations.
We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.
Disposition of Stock.    In general, upon a disposition of Common Stock, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. Except as provided below, such gain or loss will be long-term capital gain or loss if the U.S. holder has held the stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. holder must treat any loss upon a sale or exchange of stock held by such U.S. holder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. holder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of the stock may be disallowed if the U.S. holder purchases the same type of stock within 30 days before or after the disposition.
Tax Rates.    In general, the maximum U.S. federal income tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum U.S. federal income tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain, not otherwise treated as ordinary, would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 20% or 25% U.S. federal income tax rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay U.S. federal income tax on its net capital gain at ordinary corporate U.S. federal income tax rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
Medicare Tax.   A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividend income and net gains from the disposition of stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust, is urged to consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our Common Stock.
Taxation of Tax-Exempt Holders of Common Stock
Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to U.S. federal income taxation on their unrelated business taxable income (“UBTI”). Dividend income from us and gain arising upon a sale of shares of our common stock generally should not UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder. Furthermore, certain entities that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of stock only if:
•
the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•
we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see “Taxation of the Company as a REIT”); and

•
either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Although there can be no assurance that we will not become one in the future, we do not believe that our Company is currently a pension-held REIT.
Taxation of Non-U.S. Holders of Common Stock
Distributions.   The portion of a distribution that is received by a non-U.S. holder that we do not designate as a capital gain dividend and that is payable out of our current or accumulated earnings and profits, as well as any other payment that is treated as a dividend as described above under “Taxation of Taxable U.S. Holders of Stock,” will be subject to U.S. income tax withholding at the rate of 30% on the gross amount of any such distribution paid unless either:
•
a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate to the applicable withholding agent; or

•
the non-U.S. holder furnishes an IRS Form W-8ECI to the applicable withholding agent claiming that the distribution is effectively connected income.

If a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed with respect to such distributions. A non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to a distribution treated as effectively connected with its conduct of a U.S. trade or business, unless reduced or eliminated by a tax treaty.
A non-U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. If we cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we will treat the entire amount of any distribution as a taxable dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
Any distribution to a qualified shareholder (as such term is defined below) will not be treated as an effectively connected income distribution to the extent that stock held by such qualified shareholder is not treated as a USRPI as provided in an exception described under “Disposition of Stock.” Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.
For any year in which we qualify as a REIT, a non-U.S. holder (other than certain qualified foreign pension funds) may incur tax on distributions that are attributable (or deemed so attributable pursuant to applicable Treasury regulations) to gain from our sale or exchange of USRPIs under FIRPTA. USRPIs include certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. holder is generally taxed on distributions attributable (or deemed attributable) to gain from sales of USRPIs as if such gain were effectively connected with a United States business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal rates, including applicable capital gains rates, applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Except as described below with respect to regularly traded stock, we must withhold 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. holder may receive a credit against its tax liability for the amount we withhold. Any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States, will not be treated as gain recognized from the sale or exchange of a USRPI if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period preceding the date of the distribution. As a result, non-U.S. holders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. Our Common Stock is regularly traded on an established securities market in the United States. If our Common Stock ceases to be regularly traded on an established securities market in the United States or the non-U.S. holder owned more than 10% of our Common Stock at any time during the one-year period preceding the date of the distribution, capital gain distributions with respect to that class of our Common Stock that are attributable to our sale of real property would be subject to tax under FIRPTA, as described above unless otherwise excepted. Moreover, if a non-U.S. holder owning more than 5% of a class of our Common Stock disposes of such stock during the 30-day period preceding the ex-dividend date of a dividend, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our Common Stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. holder, then such non-U.S. holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.
Any distribution that is made by a REIT that would otherwise be subject to FIRPTA because the distribution is attributable to the disposition of a USRPI will retain its character as FIRPTA income when distributed to any regulated investment company or other REIT, and will be treated as if it were from the disposition of a USRPI by that regulated investment company or other REIT.
Disposition of Stock.   Except as discussed below, gain on a sale of our Common Stock by a non-U.S. holder generally will not be subject to U.S. federal income taxation.
Subject to the exceptions described in this section, non-U.S. holders (other than certain qualified foreign pension funds) could incur tax under FIRPTA with respect to gain realized upon a disposition of shares of a class of our Common Stock if shares of such class of our Common Stock are USRPIs. Generally, shares of a “United States real property holding corporation” (as defined in the Code) (“USRPHC”) are USRPIs. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a USRPHC. We anticipate that we will be a USRPHC based on our investment strategy. However, even if we are a USRPHC, shares of our Common Stock will not be treated as USRPIs and a non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of shares of our Common Stock as long as we are a “domestically-controlled qualified investment entity.” We cannot assure stockholders that that test will be met. However, even if we are not a domestically controlled qualified investment entity, shares of our Common Stock will not be treated as USRPIs and a non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of shares of our Common Stock, if such non-U.S. holder owned, actually or constructively, 10% or less of a class of our Common Stock, at all times during a specified testing period if the class of Common Stock is “regularly traded” on an established securities market, or, if such non-U.S. holder is a “qualified shareholder” (to the extent not allocable to an applicable investor). A “qualified shareholder” is generally defined as a foreign person that (i) is eligible for benefits of an income tax treaty with the United States and the principal class of interests of which is listed and regularly traded on one or more recognized stock exchanges, or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units which is regularly traded on the New York Stock Exchange or NASDAQ Stock Market and such class of limited partnership units’ value is greater than 50% of the value of all the partnership units; (ii) is a “qualified collective investment vehicle,” and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, holds directly 5% or more of the class of interest described in clause (i) above. The benefits of the qualified shareholder exception do not apply to the extent of the ownership in that shareholder of an “applicable investor,” generally defined as a more than 10% owner of the REIT on a look-through basis, taking into account all interests held by such applicable investor in the REIT. If the sale, exchange or other taxable disposition of our Common Stock were subject to taxation under FIRPTA, and if shares of the applicable class of our Common Stock were not “regularly traded” on an established securities market, the purchaser of such Common Stock would be required to withhold and remit to the IRS 15% of the purchase price. If the gain on the sale of the Common Stock were taxed under FIRPTA, a non-U.S. holder would be taxed in the same manner as U.S. holders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. holder generally will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his capital gains.
Even if we are a domestically controlled qualified investment entity, if a non-U.S. holder disposes of our Common Stock during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our Common Stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. holder, then such non-U.S. holder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.
Backup Withholding and Information Reporting
Generally, information reporting will apply to payments of distributions on our stock and with respect to cash received in an Exchange Offer, and backup withholding may apply.
U.S. Holders.   A U.S. holder may be subject to backup withholding at the rate of 24% unless such holder (a) comes within certain exempt categories and, when required, demonstrates this fact, or (b) provides to the applicable withholding agent a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder who does not provide the applicable withholding agent with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their non-foreign status to us. Any amount paid as backup withholding will be creditable against the U.S. holder’s income tax liability, provided the required information is timely furnished to the IRS.
Non-U.S. Holders.   A non-U.S. holder may be subject to backup withholding unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. holder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for federal income tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. holder’s foreign status and has no actual knowledge to the contrary. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder’s federal income tax liability (which might entitle such non-U.S. holder to a refund), provided that the required information is timely furnished to the IRS. Applicable Treasury Regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Each stockholder is urged to consult its own tax advisor regarding the information reporting and backup requirements applicable to it.
Foreign Accounts Tax Compliance Act Withholding
Pursuant to the Foreign Account Tax Compliance Act, or FATCA, foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with registration and information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party). A foreign financial institution or other foreign entity that does not comply with the FATCA registration and reporting requirements will generally be subject to a new 30% withholding tax on “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments (including U.S.-source dividends), and (subject to the proposed Treasury Regulations discussed below) the gross proceeds from a sale of equity or debt instruments of issuers who are considered U.S. issuers under the FATCA rules. The FATCA withholding tax applies even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. We will not pay additional amounts in respect of amounts withheld. Stockholders are urged to consult their tax advisors regarding FATCA.
Other Tax Consequences
State or local taxation may apply to the Company and its stockholders in various state or local jurisdictions, including those in which the Company or its stockholders transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, stockholders are urged to consult their own tax advisors regarding the effect of state and local tax laws on the Exchange Offers and on an investment in the Company. In addition, a stockholder may be subject to taxation and reporting requirements outside of the United States in respect of the Exchange Offers and its investment in the Company. Investors are urged to consult their own tax advisors as to state, local, foreign, and other tax consequences of the Exchange Offers and of holding stock in the Company.
Legislative or Other Actions Affecting REITs
The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our securities.
THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE TAX CONSEQUENCES OF THE EXCHANGE OFFERS OR AN INVESTMENT IN THE COMPANY. INVESTORS ARE STRONGLY URGED TO CONSULT, AND MUST RELY ON, THEIR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES OF THE EXCHANGE OFFERS AND OF HOLDING STOCK IN THE COMPANY, INCLUDING WITHOUT LIMITATION THE EFFECT OF U.S. FEDERAL TAXES (INCLUDING TAXES OTHER THAN INCOME TAXES) AND STATE, LOCAL AND FOREIGN TAX CONSIDERATIONS, AS WELL AS THE POTENTIAL CONSEQUENCES OF ANY CHANGES THERETO MADE BY FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL DEVELOPMENTS (WHICH MAY HAVE RETROACTIVE EFFECT).

LEGAL MATTERS
The legality of the securities offered by this Prospectus/Consent Solicitation will be passed upon for us by Hogan Lovells US LLP. The Dealer Manager will be represented with respect to matters of U.S. law by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in this prospectus/consent solicitation have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share and per share amounts)
	June 30, 2020	December 31, 2019
ASSETS
Investments in hotel properties, net	$3,927,826	$4,108,443
Cash and cash equivalents	165,476	262,636
Restricted cash	95,318	135,571
Marketable securities	1,819	14,591
Accounts receivable, net of allowance of $1,475 and $698, respectively	19,299	39,638
Inventories	3,287	4,346
Notes receivable, net	7,981	7,709
Investment in unconsolidated entity	2,722	2,829
Deferred costs, net	2,713	2,897
Prepaid expenses	24,126	21,886
Derivative assets, net	1,852	1,691
Operating lease right-of-use assets	45,368	49,995
Other assets	28,088	17,932
Intangible assets	797	797
Due from related parties, net	4,969	3,019
Due from third-party hotel managers	12,894	17,368
Total assets	$4,344,535	$4,691,348
LIABILITIES AND EQUITY (DEFICIT)
Liabilities:
Indebtedness, net	$4,107,245	$4,106,518
Accounts payable and accrued expenses	89,152	124,226
Accrued interest payable	90,997	10,115
Dividends and distributions payable	868	20,849
Due to Ashford Inc., net	2,421	6,570
Due to third-party hotel managers	605	2,509
Intangible liabilities, net	2,297	2,337
Operating lease liabilities	45,603	53,270
Derivative liabilities, net	220	42
Other liabilities	13,161	25,776
Total liabilities	4,352,569	4,352,212
Commitments and contingencies (note 16)
Redeemable noncontrolling interests in operating partnership	30,332	69,870
Equity (deficit):
Preferred stock, $0.01 par value, 50,000,000 shares authorized:
Series D Cumulative Preferred Stock, 2,389,393 shares issued and outstanding at June 30, 2020 and December 31, 2019	24	24
Series F Cumulative Preferred Stock, 4,800,000 shares issued and outstanding at June 30, 2020 and December 31, 2019	48	48
Series G Cumulative Preferred Stock, 6,200,000 shares issued and outstanding at June 30, 2020 and December 31, 2019	62	62
Series H Cumulative Preferred Stock, 3,800,000 shares issued and outstanding at June 30, 2020 and December 31, 2019	38	38
Series I Cumulative Preferred Stock, 5,400,000 shares issued and outstanding at June 30, 2020 and December 31, 2019	54	54
Common stock, $0.01 par value, 400,000,000 shares authorized, 10,475,085 and 10,210,360 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	105	102
Additional paid-in capital	1,829,935	1,826,472
Accumulated deficit	(1,868,968)	(1,558,038)
Total stockholders’ equity (deficit) of the Company	(38,702)	268,762
Noncontrolling interest in consolidated entities	336	504
Total equity (deficit)	(38,366)	269,266
Total liabilities and equity/deficit	$4,344,535	$4,691,348
See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share amounts)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
REVENUE
Rooms	$37,439	$328,252	$253,246	$608,633
Food and beverage	1,197	67,298	49,147	128,359
Other hotel revenue	4,153	18,475	21,501	34,679
Total hotel revenue	42,789	414,025	323,894	771,671
Other	276	1,123	1,048	2,195
Total revenue	43,065	415,148	324,942	773,866
EXPENSES
Hotel operating expenses:
Rooms	12,642	68,179	65,108	128,826
Food and beverage	3,463	44,122	38,364	85,445
Other expenses	46,061	124,609	149,855	238,136
Management fees	4,389	14,783	14,938	27,772
Total hotel expenses	66,555	251,693	268,265	480,179
Property taxes, insurance and other	20,700	21,762	41,172	42,159
Depreciation and amortization	65,016	67,511	131,366	134,689
Impairment charges	27,605	6,533	55,218	6,533
Transaction costs	—	2	—	2
Advisory services fee	10,216	16,281	25,515	32,585
Corporate, general and administrative	4,708	2,917	8,200	5,518
Total expenses	194,800	366,699	529,736	701,665
Gain (loss) on sale of assets and hotel properties	(6)	328	3,617	561
OPERATING INCOME (LOSS)	(151,741)	48,777	(201,177)	72,762
Equity in earnings (loss) of unconsolidated entities	(79)	(867)	(158)	(1,930)
Interest income	41	785	652	1,566
Other income (expense)	(3,149)	(338)	(1,627)	(654)
Interest expense and amortization of premiums and loan costs	(88,082)	(67,987)	(145,167)	(134,153)
Write-off of premiums, loan costs and exit fees	(1,935)	(90)	(2,030)	(2,152)
Unrealized gain (loss) on marketable securities	479	598	(998)	1,406
Unrealized gain (loss) on derivatives	192	1,476	4,614	(1,518)
INCOME (LOSS) BEFORE INCOME TAXES	(244,274)	(17,646)	(345,891)	(64,673)
Income tax (expense) benefit	2,188	(3,706)	1,885	(3,301)
NET INCOME (LOSS)	(242,086)	(21,352)	(344,006)	(67,974)
(Income) loss attributable to noncontrolling interest in consolidated entities	120	(14)	168	12
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	37,350	5,084	55,021	13,663
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	(204,616)	(16,282)	(288,817)	(54,299)
Preferred dividends	(10,644)	(10,644)	(21,288)	(21,288)
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(215,260)	$(26,926)	$(310,105)	$(75,587)
INCOME (LOSS) PER SHARE – BASIC AND DILUTED
Basic:
Net income (loss) attributable to common stockholders	$(20.85)	$(2.73)	$(30.46)	$(7.67)
Weighted average common shares outstanding – basic	10,312	9,994	10,162	9,968
Diluted:
Net income (loss) attributable to common stockholders	$(20.85)	$(2.73)	$(30.46)	$(7.67)
Weighted average common shares outstanding – diluted	10,312	9,994	10,162	9,968
See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited, in thousands)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(242,086)	$(21,352)	$(344,006)	$(67,974)
Other comprehensive income (loss), net of tax:
Total other comprehensive income (loss)	—	—	—	—
Comprehensive income (loss)	(242,086)	(21,352)	(344,006)	(67,974)
Less: Comprehensive (income) loss attributable to noncontrolling interest in consolidated entities	120	(14)	168	12
Less: Comprehensive (income) loss attributable to redeemable noncontrolling interests in operating partnership	37,350	5,084	55,021	13,663
Comprehensive income (loss) attributable to the Company	$(204,616)	$(16,282)	$(288,817)	$(54,299)
See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
(unaudited, in thousands except per share amounts)
	Preferred Stock												Additional Paid-in Capital		Noncontrolling Interests In Consolidated Entities		Redeemable Noncontrolling Interests in Operating Partnership
	Series D		Series F		Series G		Series H		Series I		Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance at March 31, 2020	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,512	$105	$1,830,342	$(1,633,459)	$456	$197,670	$35,229
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	(6)	—	(39)	—	—	(39)	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	(385)	—	—	(385)	1,227
Forfeitures of restricted shares	—	—	—	—	—	—	—	—	—	—	(48)	—	—	—	—	—	106
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	17	—	17	—	—	17	—
PSU dividend claw back upon forfeiture	—	—	—	—	—	—	—	—	—	—	—	—	—	227	—	227	—
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(31,120)	—	(31,120)	31,120
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(204,616)	(120)	(204,736)	(37,350)
Balance at June 30, 2020	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,475	$105	$1,829,935	$(1,868,968)	$336	$(38,366)	$30,332

	Preferred Stock												Additional Paid-in Capital		Noncontrolling Interests In Consolidated Entities		Redeemable Noncontrolling Interests in Operating Partnership
	Series D		Series F		Series G		Series H		Series I		Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance at December 31, 2019	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,210	$102	$1,826,472	$(1,558,038)	$504	$269,266	$69,870
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	(31)	—	(397)	—	—	(397)	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,887	—	—	2,887	2,860
Forfeitures of restricted shares	—	—	—	—	—	—	—	—	—	—	(51)	—	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	151	1	16	—	—	17	107
PSU dividend claw back upon cancellation and forfeiture	—	—	—	—	—	—	—	—	—	—	—	—	—	605	—	605	—
Dividends declared – preferred stock – Series D ($1.58/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,262)	—	(1,262)	—
Dividends declared – preferred stock – Series F ($1.38/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,212)	—	(2,212)	—
Dividends declared – preferred stock – Series G ($1.38/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,858)	—	(2,858)	—
Dividends declared – preferred stock – Series H ($1.41/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,781)	—	(1,781)	—
See Notes to Consolidated Financial Statements.

	Preferred Stock												Additional Paid-in Capital		Noncontrolling Interests In Consolidated Entities		Redeemable Noncontrolling Interests in Operating Partnership
	Series D		Series F		Series G		Series H		Series I		Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Dividends declared – preferred stock – Series I ($1.41/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,531)	—	(2,531)	—
Conversion of operating partnership units	—	—	—	—	—	—	—	—	—	—	196	2	957	—	—	959	(959)
Performance LTIP dividend claw back upon cancellation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,401
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,074)	—	(12,074)	12,074
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(288,817)	(168)	(288,985)	(55,021)
Balance at June 30, 2020	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,475	$105	$1,829,935	$(1,868,968)	$336	$(38,366)	$30,332

	Preferred Stock												Additional Paid-in Capital		Noncontrolling Interests In Consolidated Entities		Redeemable Noncontrolling Interests in Operating Partnership
	Series D		Series F		Series G		Series H		Series I		Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance at March 31, 2019	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,217	$102	$1,816,865	$(1,445,136)	$590	$372,647	$101,980
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	(2)	—	(127)	—	—	(127)	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	3,249	—	—	3,249	2,119
Forfeitures of restricted shares	—	—	—	—	—	—	—	—	—	—	(3)	—	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—	5
Common stock issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	109	—	—	109	—
Dividends declared – common stock ($.60/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,223)	—	(6,223)	—
Dividends declared – preferred stock – Series D ($.53/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,262)	—	(1,262)	—
Dividends declared – preferred stock – Series F ($.46/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,213)	—	(2,213)	—
Dividends declared – preferred stock – Series G ($.46/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,857)	—	(2,857)	—
Dividends declared – preferred stock – Series H ($.47/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,781)	—	(1,781)	—
Dividends declared – preferred stock – Series I ($.47/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,531)	—	(2,531)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,317)
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	24,461	—	24,461	(24,461)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,282)	14	(16,268)	(5,084)
Balance at June 30, 2019	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,213	$102	$1,820,096	$(1,453,824)	$604	$367,204	$73,242

See Notes to Consolidated Financial Statements.

	Preferred Stock												Additional Paid-in Capital		Noncontrolling Interests In Consolidated Entities		Redeemable Noncontrolling Interests in Operating Partnership
	Series D		Series F		Series G		Series H		Series I		Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance at December 31, 2018	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,104	$101	$1,815,182	$(1,363,020)	$616	$453,105	$80,743
Impact of adoption of new accounting standard	—	—	—	—	—	—	—	—	—	—	—	—	—	1,755	—	1,755	—
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	(21)	—	(1,031)	—	—	(1,031)	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	6,037	—	—	6,037	3,921
Forfeitures of restricted shares	—	—	—	—	—	—	—	—	—	—	(3)	—	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	133	1	(1)	—	—	—	28
Issuance of units for hotel acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,854
Common stock offering costs	—	—	—	—	—	—	—	—	—	—	—	—	(91)	—	—	(91)	—
Dividends declared – common stock ($1.80/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,673)	—	(18,673)	—
Dividends declared – preferred stock – Series D ($1.58/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,524)	—	(2,524)	—
Dividends declared – preferred stock – Series F ($1.38/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,425)	—	(4,425)	—
Dividends declared – preferred stock – Series G ($1.38/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,715)	—	(5,715)	—
Dividends declared – preferred stock – Series H ($1.41/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,562)	—	(3,562)	—
Dividends declared – preferred stock – Series I ($1.41/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,062)	—	(5,062)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,940)
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	1,701	—	1,701	(1,701)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(54,299)	(12)	(54,311)	(13,663)
Balance at June 30, 2019	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	10,213	$102	$1,820,096	$(1,453,824)	$604	$367,204	$73,242

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)
	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities
Net income (loss)	$(344,006)	$(67,974)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	131,366	134,689
Impairment charges	55,218	6,533
Amortization of intangibles	(148)	(119)
Recognition of deferred income	(464)	(466)
Bad debt expense	2,005	1,669
Deferred income tax expense (benefit)	(946)	1,085
Equity in (earnings) loss of unconsolidated entities	158	1,930
(Gain) loss on sale of assets and hotel properties	(3,617)	(561)
Realized and unrealized (gain) loss on marketable securities	(1,110)	(1,422)
Purchases of marketable securities	(1,351)	(3,854)
Sales of marketable securities	15,233	12,829
Net settlement of trading derivatives	1,469	(875)
Realized and unrealized (gain) loss on derivatives	(1,389)	1,906
Amortization of loan costs and premiums and write-off of premiums, loan costs and exit fees	12,037	16,898
Equity-based compensation	5,747	9,958
Amortization of parking asset	117	—
Non-cash interest income	(419)	—
Changes in operating assets and liabilities, exclusive of the effect of acquisitions and dispositions of hotel properties:
Accounts receivable and inventories	19,193	(30,733)
Prepaid expenses and other assets	(4,904)	(9,248)
Operating lease right-of-use asset	532	(2,272)
Operating lease liability	(306)	491
Accounts payable and accrued expenses and accrued interest payable	62,724	22,964
Due to/from related parties	(1,950)	(3,696)
Due to/from third-party hotel managers	2,570	3,128
Due to/from Ashford Inc., net	(1,422)	(1,244)
Other liabilities	(11,088)	655
Net cash provided by (used in) operating activities	(64,751)	92,271
Cash Flows from Investing Activities
Investment in unconsolidated entity	(51)	(299)
Proceeds from franchise agreement	—	4,000
Acquisition of hotel properties and assets, net of cash and restricted cash acquired	—	(213,073)
Improvements and additions to hotel properties	(29,777)	(81,541)
Net proceeds from sales of assets and hotel properties	4,653	13,089
Payments for initial franchise fees	—	(200)
Proceeds from property insurance	200	231
Net cash provided by (used in) investing activities	(24,975)	(277,793)

See Notes to Consolidated Financial Statements.

	Six Months Ended June 30,
	2020	2019
Cash Flows from Financing Activities
Borrowings on indebtedness	88,000	388,694
Repayments of indebtedness	(96,336)	(181,241)
Payments for loan costs and exit fees	(10,312)	(9,107)
Payments for dividends and distributions	(28,619)	(50,260)
Purchases of common stock	(357)	(906)
Payments for derivatives	(63)	(1,049)
Other	—	28
Net cash provided by (used in) financing activities	(47,687)	146,159
Net increase (decrease) in cash, cash equivalents and restricted cash	(137,413)	(39,363)
Cash, cash equivalents and restricted cash at beginning of period	398,207	439,812
Cash, cash equivalents and restricted cash and at end of period	$260,794	$400,449
Supplemental Cash Flow Information
Interest paid	$54,279	$118,740
Income taxes paid (refunded)	40	(1,611)
Supplemental Disclosure of Non-Cash Investing and Financing Activity
Accrued but unpaid capital expenditures	$5,458	$22,581
Accrued stock offering costs	—	90
Common stock purchases accrued but not paid	40	126
Issuance of units for hotel acquisition	—	7,854
Assumption of debt in hotel acquisition	—	24,922
Dividends and distributions declared but not paid	868	20,435
Supplemental Disclosure of Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of period	$262,636	$319,210
Restricted cash at beginning of period	135,571	120,602
Cash, cash equivalents and restricted cash at beginning of period	$398,207	$439,812
Cash and cash equivalents at end of period	$165,476	$235,936
Cash and cash equivalents at end of period included in assets held for sale	—	1,281
Restricted cash at end of period	95,318	162,746
Restricted cash at end of period included in assets held for sale	—	486
Cash, cash equivalents and restricted cash at end of period	$260,794	$400,449

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. Organization and Description of Business
Ashford Hospitality Trust, Inc., together with its subsidiaries (“Ashford Trust”), is a real estate investment trust (“REIT”). While our portfolio currently consists of upscale hotels and upper upscale full-service hotels, our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the U.S. that have revenue per available room (“RevPAR”) generally less than twice the U.S. national average, and in all methods including direct real estate, equity, and debt. Future investments will predominantly be in upper upscale hotels. We own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership (“Ashford Trust OP”), our operating partnership. Ashford OP General Partner LLC, a wholly-owned subsidiary of Ashford Trust, serves as the sole general partner of our operating partnership. In this report, terms such as the “Company,” “we,” “us,” or “our” refer to Ashford Hospitality Trust, Inc. and all entities included in its consolidated financial statements.
Our hotel properties are primarily branded under the widely recognized upscale and upper upscale brands of Hilton, Hyatt, Marriott and Intercontinental Hotel Group. As of June 30, 2020, we owned interests in the following assets:
•
116 consolidated hotel properties, including 114 directly owned and two owned through a majority-owned investment in a consolidated entity, which represent 24,746 total rooms (or 24,719 net rooms excluding those attributable to our partner);

•
90 hotel condominium units at WorldQuest Resort in Orlando, Florida (“WorldQuest”); and

•
17.1% ownership in OpenKey with a carrying value of $2.7 million.

For U.S. federal income tax purposes, we have elected to be treated as a REIT, which imposes limitations related to operating hotels. As of June 30, 2020, our 116 hotel properties were leased or owned by our wholly-owned or majority-owned subsidiaries that are treated as taxable REIT subsidiaries for U.S. federal income tax purposes (collectively, these subsidiaries are referred to as “Ashford TRS”). Ashford TRS then engages third-party or affiliated hotel management companies to operate the hotels under management contracts. Hotel operating results related to these properties are included in the consolidated statements of operations.
We are advised by Ashford Hospitality Advisors LLC (“Ashford LLC”), a subsidiary of Ashford Inc., through an advisory agreement. All of the hotel properties in our portfolio are currently asset-managed by Ashford LLC. We do not have any employees. All of the services that might be provided by employees are provided to us by Ashford LLC.
We do not operate any of our hotel properties directly; instead we employ hotel management companies to operate them for us under management contracts. Remington Hotels, a subsidiary of Ashford Inc., manages 79 of our 116 hotel properties and WorldQuest. Third-party management companies manage the remaining hotel properties.
Ashford Inc. also provides other products and services to us or our hotel properties through certain entities in which Ashford Inc. has an ownership interest. These products and services include, but are not limited to project management services, debt placement services, audio visual services, real estate advisory services, insurance claims services, hypoallergenic premium rooms, investment management services, broker-dealer and distribution services and mobile key technology.
In June 2020, our board of directors approved a reverse stock split of our issued and outstanding common stock at a ratio of 1-for-10. This reverse stock split converted every ten issued and outstanding shares of common stock into one share of common stock. The reverse stock split was effective as of the close of business on July 15, 2020. As a result of the reverse stock split, the number of outstanding shares of common stock was reduced from approximately 104.8 million shares to approximately 10.5 million shares. Additionally, the number of outstanding common units, Long-Term Incentive Plan (“LTIP”) units and

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Performance LTIP units was reduced from approximately 20.5 million units to approximately 2.1 million units. All common stock, common units, LTIP units, Performance LTIP units, PSUs and RSUs as well as per share data related to these classes of equity have been updated in the accompanying consolidated financial statements to reflect this reverse stock split for all periods presented.
COVID-19, Management’s Plans and Liquidity
In December 2019, COVID-19 was identified in Wuhan, China, which subsequently spread to other regions of the world, and has resulted in significant travel restrictions and extended shutdown of numerous businesses in every state in the United States. In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. Since late February 2020, we have experienced a significant decline in occupancy and RevPAR and we expect the significant occupancy and RevPAR declines associated with COVID-19 to continue as we are experiencing significant reservation cancellations as well as a significant reduction in new reservations. The prolonged presence of the virus has resulted in health and other government authorities imposing widespread restrictions on travel and other businesses. The hotel industry and our portfolio have experienced the postponement or cancellation of a significant number of business conferences and similar events. Following the government mandates and health official orders, in March 2020, the Company temporarily suspended operations at 23 of its 116 hotels and dramatically reduced staffing and expenses at its hotels that remain operational. As of June 30, 2020 operations at five of the Company’s hotels remain temporarily suspended. COVID-19 has had a significant negative impact on the Company’s operations and financial results to date. The full financial impact of the reduction in hotel demand caused by the pandemic and suspension of operations at the Company’s hotels cannot be reasonably estimated at this time due to uncertainty as to its severity and duration. The Company expects that the COVID-19 pandemic will have a significant negative impact on the Company’s results of operations, financial position and cash flow for at least the remainder of 2020 and into 2021. As a result, the Company suspended the quarterly cash dividend on its common stock for the first and second quarters, suspended quarterly cash dividend on its preferred stock for the second quarter and reduced planned capital expenditures, and working closely with its hotel managers, significantly reduced its hotels’ operating expenses. The Company’s advisor adopted a remote-work policy at its corporate office in an effort to protect the health and safety of its employees.
Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of Uniform Commercial Code (“UCC”) sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. The Company is in the process of negotiating forbearance agreements with its lenders. At this time, forbearance agreements have been executed on some, but not all of our loans. On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a $907.0 million loan secured by nineteen of our hotels. The forbearance agreement allows the Company to defer interest payments for six months in exchange for the Company’s agreement to a repayment schedule

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
of the deferred interest payments. In the aggregate, including the Highland Pool loan, we have entered into forbearance and other agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of approximately $1.1 billion out of approximately $4.1 billion in property level debt outstanding as of June 30, 2020. Additionally, certain of the Company’s hotel properties are subject to ground leases rather than a fee simple interest, with respect to all or a portion of the real property at those hotels. It is possible the Company will default on some or all of the ground leases within the next twelve months.
As of June 30, 2020, the Company held cash and cash equivalents of $165.5 million and restricted cash of $95.3 million. During the three months ended June 30, 2020, we utilized cash, cash equivalents and restricted cash of $106.2 million. We are currently experiencing significant variability in the operating cash flows of our hotel properties, and we continue to negotiate forbearance agreements with our lenders. Additionally as discussed above we have received various acceleration notices and UCC sale notices from our lenders. We are also taking several steps to reduce our cash utilization and potentially raise additional capital. All of these items create uncertainty surrounding future cash flows. As a result of these uncertainties, management cannot reasonably estimate how long the Company’s current cash, cash equivalents and restricted cash will last, but if our cash utilization going forward is consistent with the second quarter of 2020 and we do not raise additional capital, it is possible that the Company may utilize all of its cash, cash equivalents and restricted cash within the next twelve months.
Based on these factors, the Company has determined that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. U.S. generally accepted accounting principles require that in making this determination, the Company cannot consider any remedies that are outside of the Company’s control and have not been fully implemented. As a result, the Company could not consider future potential fundraising activities, whether through equity or debt offerings, dispositions of hotel properties or the likelihood of obtaining forbearance agreements as we could not conclude they were probable of being effectively implemented. Any forbearance agreements will most likely lead to increased costs, increased interest rates, additional restrictive covenants and other possible lender protections. In addition to or in lieu of obtaining forbearance agreements as described above, the Company could transfer the hotels securing the mortgage loans to the respective lenders.
The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.
2. Significant Accounting Policies
Basis of Presentation—The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These consolidated financial statements include the accounts of Ashford Hospitality Trust, Inc., its majority-owned subsidiaries, and its majority-owned joint ventures in which it has a controlling interest. All significant inter-company accounts and transactions between consolidated entities have been eliminated in these consolidated financial statements. We have condensed or omitted certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP in the accompanying unaudited consolidated financial statements. We believe the disclosures made herein are adequate to prevent the information presented from being misleading. However, the financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our 2019 Annual Report to Stockholders on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2020.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Ashford Trust OP is considered to be a variable interest entity (“VIE”), as defined by authoritative accounting guidance. A VIE must be consolidated by a reporting entity if the reporting entity is the primary beneficiary because it has (i) the power to direct the VIE’s activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. All major decisions related to Ashford Trust OP that most significantly impact its economic performance, including but not limited to operating procedures with respect to business affairs and any acquisitions, dispositions, financings, restructurings or other transactions with sellers, purchasers, lenders, brokers, agents and other applicable representatives, are subject to the approval of our wholly-owned subsidiary, Ashford Trust OP General Partner LLC, its general partner. As such, we consolidate Ashford Trust OP.
Historical seasonality patterns at some of our hotel properties cause fluctuations in our overall operating results. Consequently, operating results for the three and six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.
The following acquisitions and dispositions affect reporting comparability of our consolidated financial statements:
Hotel Property	Location	Type	Date
Embassy Suites New York Manhattan Times Square	New York, NY	Acquisition	January 22, 2019
Hilton Santa Cruz/Scotts Valley	Santa Cruz, CA	Acquisition	February 26, 2019
San Antonio Marriott	San Antonio, TX	Disposition	August 2, 2019
Hilton Garden Inn Wisconsin Dells	Wisconsin Dells, WI	Disposition	August 6, 2019
Courtyard Savannah	Savannah, GA	Disposition	August 14, 2019
SpringHill Suites Jacksonville	Jacksonville, FL	Disposition	December 3, 2019
Crowne Plaza Annapolis	Annapolis, MD	Disposition	March 9, 2020
Use of Estimates—The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Income Taxes—On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law and includes certain income tax provisions relevant to businesses. The Company is required to recognize the effect on the consolidated financial statements in the period the law was enacted. For the period ended June 30, 2020, the CARES Act did not have a material impact on the Company’s consolidated financial statements. At this time, the Company does not expect the impact of the CARES Act to have a material impact on the Company’s consolidated financial statements for the year ending December 31, 2020.
Recently Adopted Accounting Standards—In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU sets forth an “expected credit loss” impairment model to replace the current “incurred loss” method of recognizing credit losses. The standard requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2018-19”). ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates (“ASU 2019-10”). ASU 2019-10 updates the effective dates for ASU 2016-13, but there is no change for public companies. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2019-11”). ASU 2019-11, clarifies specific issues within the amendments of ASU 2016-13. We adopted the standard effective January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements.
Recently Issued Accounting Standards—In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interaction between the accounting for equity securities, equity method investments, and certain derivative instruments. The ASU, among other things, clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments-Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years and should be applied prospectively. Early adoption is permitted. We are currently evaluating the impact that ASU 2020-01 may have on our consolidated financial statements and related disclosures.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company continues to evaluate the impact of the guidance and may apply the elections as applicable as changes in the market occur.
Reclassification—Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
3. Revenue
The following tables present our revenue disaggregated by geographical areas (in thousands):
	Three Months Ended June 30, 2020
Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
Atlanta, GA Area	9	$1,094	$—	$459	$—	$1,553
Boston, MA Area	3	808	—	291	—	1,099
Dallas / Ft. Worth Area	7	1,631	57	158	—	1,846
Houston, TX Area	3	1,165	11	43	—	1,219
Los Angeles, CA Metro Area	6	3,377	71	344	—	3,792
Miami, FL Metro Area	3	464	23	24	—	511
Minneapolis – St. Paul, MN – WI Area	4	356	16	171	—	543
Nashville, TN Area	1	172	14	153	—	339
New York / New Jersey Metro Area	7	2,961	14	290	—	3,265
Orlando, FL Area	3	637	1	83	—	721
Philadelphia, PA Area	3	964	113	18	—	1,095
San Diego, CA Area	2	647	1	68	—	716
San Francisco – Oakland, CA Metro Area	7	3,466	—	296	—	3,762
Tampa, FL Area	2	806	25	62	—	893
Washington D.C. – MD – VA Area	9	1,651	30	243	—	1,924
Other Areas	47	17,189	821	1,422	—	19,432
Orlando WorldQuest	—	51	—	28	—	79
Corporate	—	—	—	—	276	276
Total	116	$37,439	$1,197	$4,153	$276	$43,065

	Three Months Ended June 30, 2019
Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
Atlanta, GA Area	9	$18,001	$4,607	$1,195	$—	$23,803
Boston, MA Area	3	18,880	2,272	1,002	—	22,154
Dallas / Ft. Worth Area	7	15,986	4,078	871	—	20,935
Houston, TX Area	3	6,939	2,131	219	—	9,289
Los Angeles, CA Metro Area	6	20,282	4,113	1,294	—	25,689
Miami, FL Metro Area	3	6,812	2,593	239	—	9,644
Minneapolis – St. Paul, MN – WI Area	4	9,197	2,293	1,318	—	12,808
Nashville, TN Area	1	14,539	6,272	523	—	21,334
New York / New Jersey Metro Area	7	27,391	7,598	685	—	35,674
Orlando, FL Area	3	7,597	512	413	—	8,522
Philadelphia, PA Area	3	7,037	1,010	197	—	8,244
San Diego, CA Area	2	4,734	257	273	—	5,264
San Francisco – Oakland, CA Metro Area	7	24,239	2,514	708	—	27,461
Tampa, FL Area	2	6,395	1,765	294	—	8,454
Washington D.C. – MD – VA Area	9	39,610	8,159	2,339	—	50,108
Other Areas	47	91,993	16,003	6,285	—	114,281
Orlando WorldQuest	—	1,018	37	298	—	1,353
Sold properties	5	7,602	1,084	322	—	9,008
Corporate	—	—	—	—	1,123	1,123
Total	121	$328,252	$67,298	$18,475	$1,123	$415,148

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
	Six Months Ended June 30, 2020
Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
Atlanta, GA Area	9	$15,152	$4,059	$1,612	$—	$20,823
Boston, MA Area	3	7,596	995	1,524	—	10,115
Dallas / Ft. Worth Area	7	14,759	3,978	1,117	—	19,854
Houston, TX Area	3	6,271	2,302	231	—	8,804
Los Angeles, CA Metro Area	6	19,589	3,428	1,429	—	24,446
Miami, FL Metro Area	3	8,606	2,464	231	—	11,301
Minneapolis – St. Paul, MN – WI Area	4	4,926	1,275	761	—	6,962
Nashville, TN Area	1	9,710	5,114	1,041	—	15,865
New York / New Jersey Metro Area	7	17,296	3,417	1,390	—	22,103
Orlando, FL Area	3	7,550	428	761	—	8,739
Philadelphia, PA Area	3	4,651	801	179	—	5,631
San Diego, CA Area	2	3,991	248	306	—	4,545
San Francisco – Oakland, CA Metro Area	7	19,558	2,068	944	—	22,570
Tampa, FL Area	2	7,415	2,166	413	—	9,994
Washington D.C. – MD – VA Area	9	22,097	4,418	2,220	—	28,735
Other Areas	47	82,507	11,817	6,952	—	101,276
Orlando WorldQuest	—	1,082	25	375	—	1,482
Sold properties	1	490	144	15	—	649
Corporate	—	—	—	—	1,048	1,048
Total	117	$253,246	$49,147	$21,501	$1,048	$324,942

	Six Months Ended June 30, 2019
Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
Atlanta, GA Area	9	$38,277	$9,650	$2,390	$—	$50,317
Boston, MA Area	3	28,350	3,873	1,814	—	34,037
Dallas / Ft. Worth Area	7	31,890	8,854	1,756	—	42,500
Houston, TX Area	3	13,580	4,692	418	—	18,690
Los Angeles, CA Metro Area	6	40,826	8,706	2,460	—	51,992
Miami, FL Metro Area	3	15,722	5,381	464	—	21,567
Minneapolis – St. Paul, MN – WI Area	4	15,566	3,915	2,111	—	21,592
Nashville, TN Area	1	26,621	11,470	1,220	—	39,311
New York / New Jersey Metro Area	7	46,268	12,304	1,451	—	60,023
Orlando, FL Area	3	16,583	1,048	873	—	18,504
Philadelphia, PA Area	3	11,704	1,803	353	—	13,860
San Diego, CA Area	2	9,063	659	492	—	10,214
San Francisco – Oakland, CA Metro Area	7	45,864	4,852	1,275	—	51,991
Tampa, FL Area	2	14,529	4,478	563	—	19,570
Washington D.C. – MD – VA Area	9	65,365	13,609	4,150	—	83,124
Other Areas	47	172,369	30,418	11,586	—	214,373
Orlando WorldQuest	—	2,204	52	691	—	2,947
Sold properties	5	13,852	2,595	612	—	17,059
Corporate	—	—	—	—	2,195	2,195
Total	121	$608,633	$128,359	$34,679	$2,195	$773,866

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
4. Investments in Hotel Properties, net
Investments in hotel properties, net consisted of the following (in thousands):
	June 30, 2020	December 31, 2019
Land	$764,751	$769,381
Buildings and improvements	4,053,059	4,129,884
Furniture, fixtures and equipment	465,923	503,156
Construction in progress	9,257	29,745
Condominium properties	11,740	12,093
Total cost	5,304,730	5,444,259
Accumulated depreciation	(1,376,904)	(1,335,816)
Investments in hotel properties, net	$3,927,826	$4,108,443
5. Hotel Disposition and Impairment Charges
Hotel Disposition
On March 9, 2020, the Company sold the Crowne Plaza in Annapolis, Maryland for approximately $5.1 million in cash. The net carrying value was approximately $2.1 million. The sale resulted in a gain of approximately $3.6 million for the six months ended June 30, 2020, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations.
Impairment Charges
During the three and six months ended June 30, 2020, we recorded impairment charges of $27.6 million and $55.2 million, respectively. For the three months ended March 31, 2020, the impairment charge was comprised of $13.9 million at the Columbus Hampton Inn Easton, $10.0 million at the Canonsburg Homewood Suites Pittsburgh Southpointe and $3.7 million at the Phoenix Hampton Inn Airport North as a result of reduced estimated cash flows resulting from the COVID-19 pandemic and changes to the expected holding periods of these hotel properties.
On July 9, 2020, the non-recourse mortgage loan secured by eight hotel properties matured. The lender has provided notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. As a result, as of June 30, 2020, the estimated fair value of each hotel property was compared to its carrying value. For the three months ended June 30, 2020, an impairment charge was recorded that was comprised of $1.7 million at the Columbus Hampton Inn Easton, $3.0 million at the Pittsburgh Hampton Inn Waterfront West Homestead, $3.0 million at the Washington Hampton Inn Pittsburgh Meadow Lands, $1.8 million at the Cannonsburg Homewood Suites Pittsburgh Southpointe, $2.4 million at the Stillwater Residence Inn, $9.5 million at the Billerica Courtyard by Marriott Boston, and $6.1 million at the Wichita Courtyard by Marriott Old Town resulting from the difference between the estimated fair value of the property as compared to the net book value at June 30, 2020. We engaged a third-party valuation expert to assist in determining the fair value of the hotel properties. Each impairment charge was based on methodologies which include the development of the discounted cash flow method of the income approach with support based on the market approach, which are considered Level 3 valuation techniques.
During the three and six months ended June 30, 2019, we recorded impairment charges of $6.5 million, which were comprised of $1.4 million at the Wisconsin Dells Hilton Garden Inn and $5.1 million at the Savannah Courtyard. Each impairment charge was based on methodologies which include the development

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
of the discounted cash flow method of the income approach with support based on the market approach, which are considered Level 3 valuation techniques.
The following table presents our hotel properties measured at fair value as a result of the aforementioned impairment charges aggregated by the level in the fair value hierarchy within which measurements fall on a non-recurring basis at June 30, 2020, and the related impairment charges recorded (in thousands):
	Fair values as of June 30, 2020				Six months ended June 30, 2020
	Level 1	Level 2	Level 3	Total	Impairment Charges
Phoenix Hampton Inn Airport North	$—	$—	$—	$—	$3,692(1)
Columbus Hampton Inn Easton	—	—	11,252	11,252	15,678(2)
Pittsburgh Hampton Inn Waterfront West Homestead	—	—	5,723	5,723	2,985(2)
Washington Hampton Inn Pittsburgh Meadow Lands	—	—	5,820	5,820	3,035(2)
Cannonsburg Homewood Suites Pittsburgh Southpointe	—	—	15,132	15,132	11,826(2)
Stillwater Residence Inn	—	—	4,171	4,171	2,395(2)
Billerica Courtyard by Marriott Boston	—	—	17,945	17,945	9,471(2)
Wichita Courtyard by Marriott Old Town	—	—	12,901	12,901	6,136(2)
Total	$—	$—	$72,944	$72,944	$55,218

(1)
The impairment charge was taken in the quarter ended March 31, 2020, based on its estimated fair value of $9.0 million which is considered a Level 3 valuation technique.

(2)
The impairment charges were based on the estimated fair value of each applicable hotel property and were recorded during the six months ended June 30, 2020.

6. Investment in Unconsolidated Entity
OpenKey, which is controlled and consolidated by Ashford Inc., is a hospitality-focused mobile key platform that provides a universal smart phone app and related hardware and software for keyless entry into hotel guest rooms. Our investment is recorded as a component of “investment in unconsolidated entity” in our consolidated balance sheets and is accounted for under the equity method of accounting as we have been deemed to have significant influence over the entity under the applicable accounting guidance. As of June 30, 2020, the Company has made investments in OpenKey totaling $4.7 million.
We review our investment in OpenKey for impairment in each reporting period pursuant to the applicable authoritative accounting guidance. An investment is impaired when its estimated fair value is less than the carrying amount of the investment. Any impairment is recorded in equity in earnings (loss) of unconsolidated entities. No such impairment was recorded for the three and six months ended June 30, 2020 and 2019.
The following table summarizes our carrying value and ownership interest in OpenKey:
	June 30, 2020	December 31, 2019
Carrying value of the investment in OpenKey (in thousands)	$2,722	$2,829
Ownership interest in OpenKey	17.1%	17.0%

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
The following table summarizes our equity in earnings (loss) in OpenKey (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
Line Item	2020	2019	2020	2019
Equity in earnings (loss) of unconsolidated entities	$(79)	$(100)	$(158)	$(216)
7. Indebtedness, net
Indebtedness consisted of the following (in thousands):
Indebtedness	Collateral	Maturity	Interest Rate(1)	Default Rate(2)	June 30, 2020	December 31, 2019
Mortgage loan(4)	1 hotel	June 2020	LIBOR(3) + 5.10%	n/a	$—	$43,750
Mortgage loan(5)(6)	7 hotels	June 2020	LIBOR(3) + 3.65%	4.00%	180,720	180,720
Mortgage loan(5)(6)	7 hotels	June 2020	LIBOR(3) + 3.39%	4.00%	174,400	174,400
Mortgage loan(5)(6)	5 hotels	June 2020	LIBOR(3) + 3.73%	4.00%	221,040	221,040
Mortgage loan(5)(6)	5 hotels	June 2020	LIBOR(3) + 4.02%	4.00%	262,640	262,640
Mortgage loan(5)(6)	5 hotels	June 2020	LIBOR(3) + 2.73%	4.00%	160,000	160,000
Mortgage loan(5)(6)	5 hotels	June 2020	LIBOR(3) + 3.68%	4.00%	215,120	215,120
Mortgage loan(7)	1 hotel	July 2020	LIBOR(3) + 4.40%	n/a	35,200	35,200
Mortgage loan(8)(9)	8 hotels	July 2020	LIBOR(3) + 4.33%	n/a	144,188	144,000
Mortgage loan(6)	1 hotel	November 2020	6.26%	5.00%	91,046	91,542
Mortgage loan(10)	1 hotel	November 2020	LIBOR(3) + 2.55%	n/a	25,000	25,000
Mortgage loan(6)(11)	17 hotels	November 2020	LIBOR(3) + 3.00%	4.00%	419,000	419,000
Mortgage loan(6)(12)	8 hotels	February 2021	LIBOR(3) + 2.92%	5.00%	395,000	395,000
Mortgage loan(5)(6)	2 hotels	March 2021	LIBOR(3) + 2.75%	4.00%	240,000	240,000
Mortgage loan(6)(13)	19 hotels	April 2021	LIBOR(3) + 3.20%	4.00%	907,030	907,030
Mortgage loan(6)(14)	1 hotel	February 2022	LIBOR(3) + 3.90%	5.00%	145,000	145,000
Mortgage loan(6)	1 hotel	November 2022	LIBOR(3) + 2.00%	5.00%	97,000	97,000
Mortgage loan(15)	1 hotel	December 2022	LIBOR(3) + 2.25%	n/a	16,100	16,100
Mortgage loan(4)(6)(18)	1 hotel	January 2023	LIBOR(3) + 3.40%	4.00%	37,000	—
Mortgage loan(6)(9)	1 hotel	May 2023	5.46%	5.00%	51,582	51,843
Mortgage loan(16)	1 hotel	June 2023	LIBOR(3) + 2.45%	n/a	73,450	73,450
Mortgage loan(6)	1 hotel	January 2024	5.49%	5.00%	6,727	6,759
Mortgage loan(6)	1 hotel	January 2024	5.49%	5.00%	9,818	9,865
Mortgage loan(6)	1 hotel	May 2024	4.99%	5.00%	6,260	6,292
Mortgage loan(17)	1 hotel	June 2024	LIBOR(3) + 2.00%	n/a	8,881	8,881
Mortgage loan(6)(9)	3 hotels	August 2024	5.20%	4.00%	64,022	64,207
Mortgage loan(6)	2 hotels	August 2024	4.85%	4.00%	11,792	11,845
Mortgage loan(6)	3 hotels	August 2024	4.90%	4.00%	23,578	23,683
Mortgage loan(6)	2 hotels	February 2025	4.45%	4.00%	19,369	19,438
Mortgage loan(6)	3 hotels	February 2025	4.45%	4.00%	50,098	50,279
Mortgage loan(6)	1 hotel	March 2025	4.66%	5.00%	24,794	24,919
					4,115,855	4,124,003
Premiums, net					542	655
Deferred loan costs, net					(9,152)	(18,140)
Indebtedness, net					$4,107,245	$4,106,518

(1)
Interest rates do not include default or late payment rates in effect on some mortgage loans.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
(2)
Default rates are presented for mortgage loans which were in default, in accordance with the terms and conditions of the applicable mortgage agreement, as of June 30, 2020. The default rate is accrued in addition to the stated interest rate.

(3)
LIBOR rates were 0.162% and 1.763% at June 30, 2020 and December 31, 2019, respectively.

(4)
On January 9, 2020, we refinanced this mortgage loan totaling $43.8 million with a new $37.0 million mortgage loan with a three-year initial term and two one-year extension options, subject to satisfaction of certain conditions. The new mortgage loan is interest only and bears interest at a rate of LIBOR + 3.40%.

(5)
This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions.

(6)
As of June 30, 2020, this mortgage loan was in default under the terms and conditions of the mortgage loan agreement. Default interest has been accrued, in accordance with the terms of the mortgage loan agreement, and is reflected in the Company’s consolidated balance sheet and statement of operations.

(7)
This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions. The third one-year extension period began in July 2019.

(8)
Effective April 22, 2020, we executed a forbearance agreement for this mortgage loan, which amended the terms. Terms of the agreement included interest payment deferral for three months, which is due at maturity, lender’s legal fees were added to the principal balance of the mortgage loan totaling $188,000, lender held reserves could be utilized to fund budgeted operating shortfalls at the property-level, and FF&E deposits being waived through maturity. This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions. The third one-year extension period began in July 2019.

(9)
The lender holding this mortgage loan has delivered a notice of UCC sale, which provides that the lender will sell the subsidiaries of the Company that owns the respective hotels in public auction.

(10)
Effective June 29, 2020, we executed a consent and loan modification agreement for this mortgage loan. In connection with the agreement, lender-held reserves were made available to fund monthly interest payments due under the loan and monthly FF&E escrow deposits were waived until April 2021. This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions. This mortgage loan has a LIBOR floor of 1.25%.

(11)
This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The first one-year extension period began in November 2019.

(12)
This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The first one-year extension period began in February 2020.

(13)
Effective July 9, 2020, we executed a forbearance agreement for this mortgage loan. Terms of the agreement included deferral of interest payments for six months, lender-held reserves were made available to fund property-level operating expenses and monthly FF&E escrow deposits were waived through October 2020. Deferred interest payments will accrue interest at the stated rate of the mortgage loan and are to be repaid over twelve months following the deferral period. This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The first one-year extension period began in April 2020.

(14)
This mortgage loan has two one-year extension options, subject to satisfaction of certain conditions. This mortgage loan has a LIBOR floor of 1.50%.

(15)
Effective May 1, 2020, we executed a forbearance agreement for this mortgage loan. Terms of the agreement included deferral of interest payments for three months, with all deferred payments due at maturity, lender-held reserves were made available to fund property-level operating expenses, monthly FF&E escrow deposits were waived through December 2020 and tax escrow deposits were waived through October 2020. This mortgage loan has two one-year extension options, subject to satisfaction of certain conditions.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
(16)
Effective May 20, 2020, we executed a forbearance agreement for this mortgage loan. Terms of the agreement included deferral of interest payments for six months, lender-held reserves were made available to fund property-level operating expenses and monthly FF&E escrow deposits were waived through March 2021. Deferred interest payments will accrue interest at the stated rate of the mortgage loan and are to be repaid over twelve months following the deferral period.

(17)
Effective April 7, 2020, we executed a forbearance agreement for this mortgage loan, which amended the terms. Terms of the agreement include an initial interest payment deferral for three months, with the option to extend the interest payment deferral an additional three months. All deferred interest is due at maturity.

(18)
Effective July 7, 2020, we executed a forbearance agreement for this mortgage loan. Terms of the agreement included deferral of interest payments for two months, lender-held reserves were made available to fund monthly interest payments due under the loan and property-level operating expenses, and monthly FF&E escrow deposits were waived through March 2021. Deferred interest payments will accrue interest at the stated rate of the mortgage loan and are to be repaid over twelve months following the deferral period.

On January 9, 2020, we refinanced our $43.8 million mortgage loan, secured by the Le Pavillon in New Orleans, Louisiana. In connection with the refinance we reduced the loan amount by $6.8 million. The new mortgage loan totals $37.0 million. The new mortgage loan is interest only and provides for an interest rate of LIBOR + 3.40%. The stated maturity is January 2023 with two one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Le Pavillon.
In April 2020, certain subsidiaries of the Company applied for and received loans from Key Bank, N.A. under the Payroll Protection Program (“PPP”), which was established under the CARES Act. All funds borrowed under the PPP were returned on or before May 7, 2020.
During the three and six months ended June 30, 2020 and 2019, we recognized net premium amortization as presented in the table below (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
Line Item	2020	2019	2020	2019
Interest expense and amortization of premium and loan costs	$57	$55	$113	$120
The amortization of the net premium is computed using a method that approximates the effective interest method, which is included in “interest expense and amortization of premiums and loan costs” in the consolidated statements of operations.
We are required to maintain certain financial ratios under various debt and related agreements. If we violate covenants in any debt or related agreement, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. The assets of certain of our subsidiaries are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of Ashford Trust or Ashford Trust OP, our operating partnership, and the liabilities of such subsidiaries do not constitute the obligations of Ashford Trust or Ashford Trust OP.
Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. The Company is in the process of negotiating forbearance agreements with its lenders. At this time, forbearance agreements have been executed on some, but not all of our loans. On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a $907.0 million loan secured by nineteen of our hotels. The forbearance agreement allows the Company to defer interest payments for six months in exchange for the Company’s agreement to a repayment schedule of the deferred interest payments. In the aggregate, including the Highland Pool loan, we have entered into forbearance and other agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of $1.1 billion out of $4.1 billion in property level debt outstanding as of June 30, 2020. See note 15 for discussion of the loan modification agreement with Lismore.
In addition, the senior lenders and mezzanine lenders who hold notes secured by the Embassy Suites New York Manhattan Times Square are parties to a guaranty with a third party, which guaranty the mezzanine lenders can call upon to make payment of up to $20 million now that the mezzanine loans have been accelerated. As of June 30, 2020, the principal and accrued interest amount of the notes currently held by the senior lenders, senior mezzanine lenders and junior mezzanine lenders is approximately $111.7 million, $27.4 million and $10.5 million, respectively. If the lenders call upon the guaranty, and the third party guarantor makes payments under the guaranty, the guarantor has the right to require us to reimburse them for the amount paid under the guaranty. If we do not reimburse the guarantor, the guarantor will have the option to purchase the equity in the entity which owns the Embassy Suites New York Manhattan Times Square hotel for $1.
8. Notes Receivable, net and Other
Notes receivable, net are summarized in the table below (dollars in thousands):
	Interest Rate	June 30, 2020	December 31, 2019
Construction Financing Note(1)(5)
Face amount	7.0%	$4,000	$4,000
Discount(2)		(275)	(402)
		3,725	3,598
Certificate of Occupancy Note(3)(5)
Face amount	7.0%	$5,250	$5,250
Discount(4)		(994)	(1,139)
		4,256	4,111
Note receivable, net		$7,981	$7,709

(1)
The outstanding principal balance and all accrued and unpaid interest shall be due and payable on or before the earlier of (i) the buyer closing on third party institutional financing for the construction of improvements on the property, (ii) three years after the development commencement date, or (iii) July 9, 2024.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
(2)
The discount represents the imputed interest during the interest free period. Interest begins accruing on July 9, 2021.

(3)
The outstanding principal balance and all accrued and unpaid interest shall be due and payable on or before July 9, 2025.

(4)
The discount represents the imputed interest during the interest free period. Interest begins accruing on July 9, 2023.

(5)
The notes receivable are secured by the 1.65-acre land parcel adjacent to the Hilton St. Petersburg Bayfront.

No cash interest income was recorded for the three and six months ended June 30, 2020.
For the three and six months ended June 30, 2020, we recognized discount amortization income of $137,000 and $272,000, respectively, which is included in “other income (expense)” in the consolidated statement of operations.
On January 1, 2020, we adopted the provisions of Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments — Credit Losses. Upon adoption we evaluated the notes and other receivables under the criteria in ASC Topic 326. Upon adoption we determined that the expected credit loss associated with the notes and other receivables was immaterial. As of June 30, 2020, there was no allowance related to the notes receivable.
Other consideration received from the sale of the 1.65-acre parking lot adjacent to the Hilton St. Petersburg Bayfront is summarized in the table below (dollars in thousands):
	Imputed Interest Rate	June 30, 2020	December 31, 2019
Future ownership rights of parking parcel	7.0%	$4,100	$4,100
Imputed interest		219	72
		4,319(1)	4,172(1)
Free use of parking easement prior to development commencement	7.0%	$235	$235
Accumulated amortization		(235)	(118)
		—(1)	117(1)
Reimbursement of parking fees while parking parcel is in development(2)	7.0%	$462	$462
Accumulated amortization		—	—
		462(1)	462(1)
Total		$4,781	$4,751

(1)
Included in “other assets” in the consolidated balance sheets.

(2)
Amortization will commence when the parking parcel begins development.

For the three and six months ended June 30, 2020, we recognized imputed interest income of $74,000 and $147,000, respectively, and amortization expense of $0 and $117,000, respectively, related to the free use of parking easement, which are included in “other income (expense)” in the consolidated statement of operations.
9. Derivative Instruments and Hedging
Interest Rate Derivatives—We are exposed to risks arising from our business operations, economic conditions and financial markets. To manage these risks, we primarily use interest rate derivatives to hedge

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
our debt and our cash flows. The interest rate derivatives currently include interest rate caps and interest rate floors. These derivatives are subject to master netting settlement arrangements. To mitigate the nonperformance risk, we routinely use a third party’s analysis of the creditworthiness of the counterparties, which supports our belief that the counterparties’ nonperformance risk is limited. All derivatives are recorded at fair value.
The following table presents a summary of our interest rate derivatives entered into over each applicable period:
	Six Months Ended June 30,
	2020	2019
Interest rate caps:
Notional amount (in thousands)	$432,000(1)	$624,050(1)
Strike rate low end of range	3.00%	1.50%
Strike rate high end of range	4.00%	4.00%
Effective date range	January 2020	January 2019 – June 2019
Termination date range	February 2021 – February 2022	June 2020 – February 2022
Total cost (in thousands)	$63	$1,048
Interest rate floors:
Notional amount (in thousands)	$—(1)	$6,000,000(1)
Strike rate low end of range		1.63%
Strike rate high end of range		1.63%
Effective date range		January 2019
Termination date range		March 2020
Total cost (in thousands)	$—	$225

(1)
These instruments were not designated as cash flow hedges.

We held interest rate instruments as summarized in the table below:
	June 30, 2020	December 31, 2019
Interest rate caps:
Notional amount (in thousands)	$1,521,650(1)	$3,799,740(1)
Strike rate low end of range	1.81%	1.50%
Strike rate high end of range	4.88%	5.22%
Termination date range	July 2020 – February 2022	February 2020 – February 2022
Aggregate principle balance on corresponding mortgage loans (in thousands)	$1,513,838	$3,666,331
Interest rate floors:(2)
Notional amount (in thousands)	$5,025,000(1)	$12,025,000(1)
Strike rate low end of range	(0.25)%	(0.25)%
Strike rate high end of range	1.25%	1.63%
Termination date range	July 2020 – November 2021	March 2020 – November 2021

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

(1)
These instruments were not designated as cash flow hedges.

(2)
Cash collateral is posted by us as well as our counterparties. We offset the fair value of the derivative and the obligation/right to return/reclaim cash collateral.

Credit Default Swap Derivatives—We use credit default swaps, tied to the CMBX index, to hedge financial and capital market risk. A credit default swap is a derivative contract that functions like an insurance policy against the credit risk of an entity or obligation. The seller of protection assumes the credit risk of the reference obligation from the buyer (us) of protection in exchange for annual premium payments. If a default or a loss, as defined in the credit default swap agreements, occurs on the underlying bonds, then the buyer of protection is protected against those losses. The only liability for us, the buyer, is the annual premium and any change in value of the underlying CMBX index (if the trade is terminated prior to maturity). For all CMBX trades completed to date, we were the buyer of protection. Credit default swaps are subject to master-netting settlement arrangements and credit support annexes. As of June 30, 2020, we held credit default swaps with notional amounts totaling $212.5 million. These credit default swaps had effective dates from February 2015 to August 2017 and expected maturity dates from October 2023 to October 2026. Assuming the underlying bonds pay off at par over their remaining average life, our total exposure for these trades was approximately $3.4 million as of June 30, 2020. Cash collateral is posted by us as well as our counterparties. We offset the fair value of the derivative and the obligation/right to return/reclaim cash collateral. The change in market value of credit default swaps is settled net through posting cash collateral or reclaiming cash collateral between us and our counterparties when the change in market value is over $250,000.
10. Fair Value Measurements
Fair Value Hierarchy—For disclosure purposes, financial instruments, whether measured at fair value on a recurring or nonrecurring basis or not measured at fair value, are classified in a hierarchy consisting of three levels based on the observability of valuation inputs in the market place as discussed below:
•
Level 1:   Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•
Level 2:   Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3:   Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

Fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts/payments and the discounted expected variable cash payments/receipts. Fair values of interest rate caps, floors, flooridors and corridors are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below the strike rates of the floors or rise above the strike rates of the caps. Variable interest rates used in the calculation of projected receipts and payments on the swaps, caps, and floors are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities (Level 2 inputs). We also incorporate credit valuation adjustments (Level 3 inputs) to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Fair values of credit default swaps are obtained from a third party who publishes various information including the index composition and price data (Level 2 inputs). The fair value of credit default swaps does not contain credit-risk-related adjustments as the change in fair value is settled net through posting cash collateral or reclaiming cash collateral between us and our counterparty.
Fair values of interest rate floors are calculated using a third-party discounted cash flow model based on future cash flows that are expected to be received over the remaining life of the floor. These expected future cash flows are probability-weighted projections based on the contract terms, accounting for both the magnitude and likelihood of potential payments, which are both computed using the appropriate LIBOR forward curve and market implied volatilities as of the valuation date (Level 2 inputs).
Fair value of options on futures contracts is determined based on the last reported settlement price as of the measurement date (Level 1 inputs). These exchange-traded options are centrally cleared, and a clearinghouse stands in between all trades to ensure that the obligations involved in the trades are satisfied.
Fair values of marketable securities and liabilities associated with marketable securities, including public equity securities, equity put and call options, and other investments, are based on their quoted market closing prices (Level 1 inputs).
Fair values of hotel properties are based on methodologies which include the development of the discounted cash flow method of the income approach with support based on the market approach (Level 3 inputs). See note 5.
When a majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties, which we consider significant (10% or more) to the overall valuation of our derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. Transfers of inputs between levels are determined at the end of each reporting period. In determining the fair values of our derivatives at June 30, 2020, the LIBOR interest rate forward curve (Level 2 inputs) assumed a downtrend from 0.162% to 0.101% for the remaining term of our derivatives. Credit spreads (Level 3 inputs) used in determining the fair values derivatives assumed an uptrend in nonperformance risk for us and all of our counterparties through the maturity dates.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table presents our assets and liabilities measured at fair value on a recurring basis aggregated by the level within which measurements fall in the fair value hierarchy (in thousands):

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting(1)	Total
June 30, 2020:
Assets
Derivative assets:
Interest rate derivatives – floors	$—	$425	$—	$—	$425(2)
Interest rate derivatives – caps	—	40	—	—	40(2)
Credit default swaps	—	(1,154)	—	2,541	1,387(2)
	—	(689)	—	2,541	1,852
Non-derivative assets:
Equity securities	1,819	—	—	—	1,819(3)
Total	$1,819	$(689)	$—	$2,541	$3,671
Liabilities
Derivative liabilities:
Credit default swaps	—	(820)	—	600	(220)(4)
Net	$1,819	$(1,509)	$—	$3,141	$3,451
December 31, 2019:
Assets
Derivative assets:
Interest rate derivatives – floors	$—	$42	$—	$257	$299(2)
Interest rate derivatives – caps	—	47	—	—	47(2)
Credit default swaps	—	(1,579)	—	2,924	1,345(2)
	—	(1,490)	—	3,181	1,691
Non-derivative assets:
Equity securities	14,591	—	—	—	14,591(3)
Total	$14,591	$(1,490)	$—	$3,181	$16,282
Liabilities
Derivative liabilities:
Credit default swaps	—	(1,092)	—	1,050	(42)(4)
Net	$14,591	$(2,582)	$—	$4,231	$16,240

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)

(1)
Represents net cash collateral posted between us and our counterparties.

(2)
Reported net as “derivative assets, net” in our consolidated balance sheets.

(3)
Reported as “marketable securities” in our consolidated balance sheets.

(4)
Reported net as “derivative liabilities, net” in our consolidated balance sheets.

Effect of Fair Value Measured Assets and Liabilities on Consolidated Statements of Operations
The following tables summarize the effect of fair value measured assets and liabilities on the consolidated statements of operations (in thousands):
	Gain (Loss) Recognized in Income
	Three Months Ended June 30,
	2020	2019
Assets
Derivative assets:
Interest rate derivatives – floors	$386	$2,115
Interest rate derivatives – caps	(18)	(472)
Credit default swaps	(2,005)(4)	(257)(4)
	(1,637)	1,386
Non-derivative assets:
Equity	483	618
Total	(1,154)	2,004
Liabilities
Derivative liabilities:
Credit default swaps	(1,171)(4)	(135)(4)
Net	$(2,325)	$1,869
Total combined
Interest rate derivatives – floors	$3,386	$2,340
Interest rate derivatives – caps	(18)	(472)
Credit default swaps	(3,176)	(392)
Unrealized gain (loss) on derivatives	192(1)	1,476(1)
Realized gain (loss) on interest rate floors	(3,000)(2)	(225)(2)
Unrealized gain (loss) on marketable securities	479(3)	598(3)
Realized gain (loss) on marketable securities	4(2)	20(2)
Net	$(2,325)	$1,869

(1)
Reported as “unrealized gain (loss) on derivatives” in our consolidated statements of operations.

(2)
Included in “other income (expense)” in our consolidated statements of operations.

(3)
Reported as “unrealized gain (loss) on marketable securities” in our consolidated statements of operations.

(4)
Excludes costs of $272 and $271 for the three months ended June 30, 2020 and 2019, respectively, included in “other income (expense)” associated with credit default swaps.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
	Gain (Loss) Recognized in Income
	Six Months Ended June 30,
	2020	2019
Assets
Derivative assets:
Interest rate derivatives – floors	$763	$1,919
Interest rate derivatives – caps	(70)	(1,114)
Credit default swaps	425(4)	(1,790)(4)
	1,118	(985)
Non-derivative assets:
Equity	1,110	1,422
Total	2,228	437
Liabilities
Derivative liabilities:
Credit default swaps	271(4)	(921)(4)
Net	$2,499	$(484)
Total combined
Interest rate derivatives – floors	$3,988	$2,307
Interest rate derivatives – caps	(70)	(1,114)
Credit default swaps	696	(2,711)
Unrealized gain (loss) on derivatives	4,614(1)	(1,518)(1)
Realized gain (loss) on options on interest rate floors	(3,225)(2)	(388)(2)
Unrealized gain (loss) on marketable securities	(998)(3)	1,406(3)
Realized gain (loss) on marketable securities	2,108(2)	16(2)
Net	$2,499	$(484)

(1)
Reported as “unrealized gain (loss) on derivatives” in our consolidated statements of operations.

(2)
Included in “other income (expense)” in our consolidated statements of operations.

(3)
Reported as “unrealized gain (loss) on marketable securities” in our consolidated statements of operations.

(4)
Excludes costs of $540 and $537 for the six months ended June 30, 2020 and 2019, respectively, included in “other income (expense)” associated with credit default swaps.

11. Summary of Fair Value of Financial Instruments
Determining estimated fair values of our financial instruments such as notes receivable and indebtedness requires considerable judgment to interpret market data. Market assumptions and/or estimation methodologies used may have a material effect on estimated fair value amounts. Accordingly, estimates presented are not necessarily indicative of amounts at which these instruments could be purchased, sold, or settled. Carrying amounts and estimated fair values of financial instruments, for periods indicated, were as follows (in thousands):

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
	June 30, 2020		December 31, 2019
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets and liabilities measured at fair value:
Marketable securities	$1,819	$1,819	$14,591	$14,591
Derivative assets, net	1,852	1,852	1,691	1,691
Derivative liabilities, net	220	220	42	42
Financial assets not measured at fair value:
Cash and cash equivalents	$165,476	$165,476	$262,636	$262,636
Restricted cash	95,318	95,318	135,571	135,571
Accounts receivable, net	19,299	19,299	39,638	39,638
Notes receivable, net	7,981	7,582 to 8,380	7,709	7,323 to 8,095
Due from related parties, net	4,969	4,969	3,019	3,019
Due from third-party hotel managers	12,894	12,894	17,368	17,368
Financial liabilities not measured at fair value:
Indebtedness	$4,116,397	$3,638,266 to $4,021,238	$4,124,658	$3,881,453 to $4,290,027
Accounts payable and accrued expenses	89,152	89,152	124,226	124,226
Accrued interest payable	90,997	90,997	10,115	10,115
Dividends and distributions payable	868	868	20,849	20,849
Due to Ashford Inc., net	2,421	2,421	6,570	6,570
Due to third-party hotel managers	605	605	2,509	2,509
Cash, cash equivalents and restricted cash.   These financial assets bear interest at market rates and have original maturities of less than 90 days. The carrying value approximates fair value due to their short-term nature. This is considered a Level 1 valuation technique.
Accounts receivable, net, accounts payable and accrued expenses, dividends and distributions payable, due to/from related parties, net, due to Ashford Inc., net and due to/from third-party hotel managers.   The carrying values of these financial instruments approximate their fair values due to their short-term nature. This is considered a Level 1 valuation technique.
Notes receivable, net.   The carrying amount of notes receivable, net approximates its fair value. We estimate the fair value of the notes receivable, net to be approximately 95.0% and 105.0% of the carrying value of $8.0 million at June 30, 2020 and approximately 95.0% to 105.0% of the carrying value of $7.7 million as of December 31, 2019.
Marketable securities.   Marketable securities consist of U.S. treasury bills, publicly traded equity securities, and put and call options on certain publicly traded equity securities. The fair value of these investments is based on quoted market closing prices at the balance sheet date. See note 10 for a complete description of the methodology and assumptions utilized in determining the fair values.
Derivative assets, net and derivative liabilities, net.   Fair value of interest rate caps is determined using the net present value of expected cash flows of each derivative based on the market-based interest rate curve and adjusted for credit spreads of us and our counterparties. Fair values of credit default swap derivatives are obtained from a third party who publishes the CMBX index composition and price data. Fair values of interest rate floors are calculated using a third-party discounted cash flow model based on future cash flows that are expected to be received over the remaining life of the floor. Fair values of options on futures

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
contracts are valued at their last reported settlement price as of the measurement date. See notes 9 and 10 for a complete description of the methodology and assumptions utilized in determining fair values.
Indebtedness.   Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. Current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied and adjusted for credit spreads. Credit spreads take into consideration general market conditions, maturity, and collateral. We estimated the fair value of total indebtedness to be approximately 88.4% to 97.7% of the carrying value of $4.1 billion at June 30, 2020 and approximately 94.1% to 104.0% of the carrying value of $4.1 billion at December 31, 2019. These fair value estimates are considered a Level 2 valuation technique.
12. Income (Loss) Per Share
Basic income (loss) per common share is calculated using the two-class method by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is calculated using the two-class method, or treasury stock method if more dilutive, and reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower income per share.
The following table reconciles the amounts used in calculating basic and diluted income (loss) per share (in thousands, except per share amounts):
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Income (loss) allocated to common stockholders – basic and diluted:
Income (loss) attributable to the Company	$(204,616)	$(16,282)	$(288,817)	$(54,299)
Less: Dividends on preferred stock	(10,644)	(10,644)	(21,288)	(21,288)
Less: Dividends on common stock	—	(5,865)	—	(17,844)
Less: Dividends on unvested performance stock units	—	(95)	—	(285)
Add: Claw back of dividends on unvested performance stock units	227	—	605	—
Less: Dividends on unvested restricted shares	—	(263)	—	(544)
Undistributed income (loss) allocated to common stockholders	(215,033)	(33,149)	(309,500)	(94,260)
Add back: Dividends on common stock	—	5,865	—	17,844
Distributed and undistributed income (loss) allocated to common stockholders – basic and diluted	$(215,033)	$(27,284)	$(309,500)	$(76,416)
Weighted average common shares outstanding:
Weighted average common shares outstanding – basic and diluted	10,312	9,994	10,162	9,968
Basic income (loss) per share:
Net income (loss) allocated to common stockholders per share	$(20.85)	$(2.73)	$(30.46)	$(7.67)
Diluted income (loss) per share:
Net income (loss) allocated to common stockholders per share	$(20.85)	$(2.73)	$(30.46)	$(7.67)

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Due to their anti-dilutive effect, the computation of diluted income (loss) per share does not reflect adjustments for the following items (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Income (loss) allocated to common stockholders is not adjusted for:
Income (loss) allocated to unvested restricted shares	$—	$263	$—	$544
Income (loss) allocated to unvested performance stock units	—	95	—	285
Income (loss) attributable to redeemable noncontrolling interests in operating partnership	(37,350)(1)	(5,084)	(55,021)(1)	(13,663)
Total	$(37,350)	$(4,726)	$(55,021)	$(12,834)
Weighted average diluted shares are not adjusted for:
Effect of unvested restricted shares	—	1	12	12
Effect of unvested performance stock units	—	—	—	14
Effect of assumed conversion of operating partnership units	1,823	1,930	1,881	1,882
Total	1,823	1,931	1,893	1,908

(1)
Inclusive of preferred stock dividends in arrears of $1.6 million for both the three and six months ended June 20, 2020 allocated to redeemable noncontrolling interests in operating partnership.

13. Redeemable Noncontrolling Interests in Operating Partnership
Redeemable noncontrolling interests in the operating partnership represents the limited partners’ proportionate share of equity in earnings/losses of the operating partnership, which is an allocation of net income/loss attributable to the common unit holders based on the weighted average ownership percentage of these limited partners’ common units of limited partnership interest in the operating partnership (the “common units”) and the units issued under our Long-Term Incentive Plan (the “LTIP units”) that are vested. Each common unit may be redeemed for either cash or, at our sole discretion, up to one share of our REIT common stock, which is either: (i) issued pursuant to an effective registration statement; (ii) included in an effective registration statement providing for the resale of such common stock; or (iii) issued subject to a registration rights agreement.
LTIP units, which are issued to certain executives and employees of Ashford LLC as compensation, have vesting periods ranging from three years to five years. Additionally, certain independent members of the board of directors have elected to receive LTIP units as part of their compensation, which are fully vested upon grant. Upon reaching economic parity with common units, each vested LTIP unit can be converted by the holder into one common unit which can then be redeemed for cash or, at our election, settled in our common stock. An LTIP unit will achieve parity with the common units upon the sale or deemed sale of all or substantially all of the assets of the operating partnership at a time when our stock is trading at a level in excess of the price it was trading on the date of the LTIP issuance. More specifically, LTIP units will achieve full economic parity with common units in connection with (i) the actual sale of all or substantially all of the assets of the operating partnership or (ii) the hypothetical sale of such assets, which results from a capital account revaluation, as defined in the partnership agreement, for the operating partnership. In March 2020, 28,000 LTIP units with a fair value of approximately $372,000 and a vesting period of three years were granted. In May 2020, approximately 70,000 LTIP units were issued to independent directors with a fair value of approximately $422,000, which vested immediately upon grant. In addition, in May 2020,

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
approximately 16,000 LTIP units were issued to independent directors with a fair value of approximately $107,000, which vested immediately upon grant. This grant represented a portion of the annual cash retainer for each independent director serving on the Company’s board of directors and will be amortized to equity-based compensation expense over the next 12 months. See note 18.
The compensation committee of the board of directors of the Company may authorize the issuance of Performance LTIP units to certain executive officers and directors from time to time. The award agreements provide for the grant of a target number of Performance LTIP units that will be settled in common units of Ashford Trust OP, if, when and to the extent the applicable vesting criteria have been achieved following the end of the performance and service period. The number of Performance LTIP units actually earned may range from 0% to 200% of target based on achievement of specified absolute and relative total stockholder returns based on the formulas determined by the Company’s compensation committee on the grant date. As of June 30, 2020, there were approximately 130,000 Performance LTIP units, representing 200% of the target number granted, outstanding. The performance criteria for the Performance LTIP units are based on market conditions under the relevant literature, and the Performance LTIP units were granted to non-employees. During the six months ended June 30, 2020, approximately 109,000 performance-based LTIP units were canceled due to the market condition criteria not being met. As a result there was a claw back of the previously declared dividends in the amount of $1.4 million.
In March 2020, 50,000 Performance LTIP units with a fair value of $200,000 and a vesting period of three years were granted.
As of June 30, 2020, we have issued a total of 1.2 million LTIP and Performance LTIP units, net of Performance LTIP cancellations. All LTIP and Performance LTIP units other than approximately 171,000 units (50,000 of which are Performance LTIP units) have reached full economic parity with, and are convertible into, common units upon vesting.
The following table presents the common units redeemed and the fair value upon redemption (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Common units converted to stock	—	—	196	—
Fair value of common units converted	$—	$—	$959	$—
The following table presents the redeemable noncontrolling interest in Ashford Trust and the corresponding approximate ownership percentage:
	June 30, 2020	December 31, 2019
Redeemable noncontrolling interests (in thousands)	$30,332	$69,870
Cumulative adjustments to redeemable noncontrolling interests(1) (in thousands)	162,020	155,536
Ownership percentage of operating partnership	14.79%	15.92%

(1)
Reflects the excess of the redemption value over the accumulated historical costs.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
We allocated net income (loss) to the redeemable noncontrolling interests and declared aggregate cash distributions to holders of common units and holders of LTIP units, as presented in the table below (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Allocated net (income) loss to the redeemable noncontrolling interests	$37,350	$5,084	$55,021	$13,663
Distributions declared to holders of common units, LTIP units and Performance LTIP units	—	1,317	—	3,940
Performance LTIP dividend claw back upon cancellation	—	—	(1,401)	—
14. Equity and Equity-Based Compensation
Common Stock Dividends—For the first and second quarters of 2020, the board of directors did not declare a quarterly common stock dividend. For the first and second quarters of 2019, the board of directors declared a quarterly dividend of $1.20 and $0.60, respectively, per outstanding share of common stock.
Restricted Stock Units—We incur stock-based compensation expense in connection with restricted stock units awarded to certain employees of Ashford LLC and its affiliates. We also issue common stock to certain of our independent directors, which vests immediately upon issuance. In March 2020, 133,000 restricted stock units with a fair value of approximately $1.8 million and a vesting period of three years were granted. In May 2020, 14,000 shares of common stock were issued to independent directors with a fair value of approximately $84,000, which vested immediately upon grant. Additionally, in May 2020, 3,000 shares of common stock were issued to independent directors with a fair value of approximately $17,000, which vested immediately upon grant. This grant represented a portion of the annual cash retainer for each independent director serving on the Company’s board of directors and will be amortized to equity-based compensation expense over the next 12 months. See note 18.
Performance Stock Units—The compensation committee of the board of directors of the Company may authorize the issuance of performance stock units (“PSUs”), which have a cliff vesting period of three years, to certain executive officers and directors from time to time. The award agreements provide for the grant of a target number of PSUs that will be settled in shares of common stock of the Company, if, when and to the extent the applicable vesting criteria have been achieved following the end of the performance and service period. The number of PSUs actually earned may range from 0% to 200% of target based on achievement of specified absolute and relative total stockholder returns based on the formulas determined by the Company’s Compensation Committee on the grant date. The performance criteria for the PSUs are based on market conditions under the relevant literature, and the PSUs were granted to non-employees. During the six months ended June 30, 2020, 35,000 PSUs were canceled due to the market condition criteria not being met. As a result there was a claw back of the previously declared dividends in the amount of $378,000. In March 2020, 70,000 PSUs with a fair value of $560,000 and a vesting period of three years were granted.
During 2020, 66,000 PSUs were forfeited as a result of the separation of an executive officer from the Company. The forfeiture resulted in a credit to equity based compensation expense of approximately $1.9 million for the six months ended June 30, 2020, which is included in “advisory services fees” on our consolidated statement of operations. Additionally, as a result of the forfeiture there was a claw back of the previously declared dividends in the amount of $227,000 for the three and six months ended June 30, 2020.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Preferred Dividends—The board of directors declared quarterly dividends as presented below:
	Three Months Ended June 30,
	2020	2019
8.45% Series D Cumulative Preferred Stock	$—	$0.5281
7.375% Series F Cumulative Preferred Stock	—	0.4609
7.375% Series G Cumulative Preferred Stock	—	0.4609
7.50% Series H Cumulative Preferred Stock	—	0.4688
7.50% Series I Cumulative Preferred Stock	—	0.4688
The table below presents the accumulated but unpaid dividends in arrears as of June 30, 2020 (in thousands):
June 30, 2020
8.45% Series D Cumulative Preferred Stock ($.53/share)	$1,262
7.375% Series F Cumulative Preferred Stock ($.46/share)	2,212
7.375% Series G Cumulative Preferred Stock ($.46/share)	2,858
7.50% Series H Cumulative Preferred Stock ($.47/share)	1,781
7.50% Series I Cumulative Preferred Stock ($.47/share)	2,531
Stock Repurchases—On December 5, 2017, the board of directors reapproved a stock repurchase program (the “Repurchase Program”) pursuant to which the board of directors granted a repurchase authorization to acquire shares of the Company’s common stock, par value $0.01 per share and preferred stock having an aggregate value of up to $200 million. The board of directors’ authorization replaced any previous repurchase authorizations. No shares of our common stock or preferred stock were repurchased under the Repurchase Program during the six months ended June 30, 2020 and 2019.
At-the-Market Equity Offering Program—On December 11, 2017, the Company established an “at-the-market” equity offering program pursuant to which it may, from time to time, sell shares of its common stock having an aggregate offering price of up to $100 million. No shares of its common stock were issued under this program during the three and six months ended June 30, 2020 or 2019.
15. Related Party Transactions
Remington Lodging (prior to Ashford Inc. acquisitions)
Between January 1, 2019 and November 5, 2019, we paid Remington Lodging monthly hotel management fees equal to the greater of $14,000 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenues as well as annual incentive management fees, if certain operational criteria were met and other general and administrative expense reimbursements primarily related to accounting services.
Ashford Inc.
Advisory Agreement
Ashford LLC, a subsidiary of Ashford Inc., acts as our advisor. Our chairman, Mr. Monty J. Bennett, also serves as chairman of the board of directors and chief executive officer of Ashford Inc.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Under our advisory agreement, we pay advisory fees to Ashford LLC. We are required to pay Ashford LLC a monthly base fee that is a percentage of our total market capitalization on a declining sliding scale plus the Net Asset Fee Adjustment, as defined in the advisory agreement, subject to a minimum monthly base fee, as payment for managing our day-to-day operations in accordance with our investment guidelines. Total market capitalization includes the aggregate principal amount of our consolidated indebtedness (including our proportionate share of debt of any entity that is not consolidated but excluding our joint venture partners’ proportionate share of consolidated debt). The range of base fees on the scale is between 0.70% and 0.50% per annum for total market capitalization that ranges from less than $6.0 billion to greater than $10.0 billion. At June 30, 2020, the monthly base fee was 0.70% based on our current market capitalization. We are also required to pay Ashford LLC an incentive fee that is measured annually (or stub period if the advisory agreement is terminated at other than year-end). Each year that our annual total stockholder return exceeds the average annual total stockholder return for our peer group we pay Ashford LLC an incentive fee over the following three years, subject to the FCCR Condition, as defined in the advisory agreement, which relates to the ratio of adjusted EBITDA to fixed charges. We also reimburse Ashford LLC for certain reimbursable overhead and internal audit, risk management advisory and asset management services, as specified in the advisory agreement. We also record equity-based compensation expense for equity grants of common stock and LTIP units awarded to our officers and employees of Ashford LLC in connection with providing advisory services equal to the fair value of the award in proportion to the requisite service period satisfied during the period.
The following table summarizes the advisory services fees incurred (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Advisory services fee
Base advisory fee	$8,557	$9,362	$17,474	$18,351
Reimbursable expenses(1)	1,567	3,006	3,398	5,396
Equity-based compensation(2)	92(3)	4,549	4,643(3)	8,838
Incentive fee	—	(636)	—	—
Total advisory services fee	$10,216	$16,281	$25,515	$32,585

(1)
Reimbursable expenses include overhead, internal audit, risk management advisory and asset management services.

(2)
Equity-based compensation is associated with equity grants of Ashford Trust’s common stock, LTIP units and Performance LTIP units awarded to officers and employees of Ashford LLC.

(3)
During the three and six months ended June 30, 2020, 66,000 PSUs were forfeited as a result of the separation of an executive officer from the Company. The forfeiture resulted in a credit to equity based compensation expense of approximately $1.9 million for the three and six months ended June 30, 2020,

Lismore Advisory Fee
On March 20, 2020, Lismore Capital LLC (“Lismore”), a subsidiary of Ashford Inc., entered into an agreement with the Company to seek modifications, forbearances or refinancings of the Company’s loans (the “Ashford Trust Agreement”). Pursuant to the Ashford Trust Agreement, Lismore shall, during the agreement term (which commenced on March 20, 2020 and shall end on the date that is twelve months following the commencement date, or upon it being terminated by Ashford Trust on not less than thirty days written notice) negotiate the refinancing, modification or forbearance of the existing mortgage debt on

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Ashford Trust’s hotels. For the purposes of the Ashford Trust Agreement, financing shall include, without limitation, senior or subordinate loan financing, provided in any single transaction or a combination of transactions, including, mortgage loan financing, mezzanine loan financing, or subordinate loan financing encumbering the applicable hotel or unsecured loan financing.
On July 1, 2020, the Company amended and restated the agreement with Lismore with an effective date of April 6, 2020. Pursuant to the amended and restated agreement, the term of the agreement was extended to 24 months following the commencement date. In connection with the services provided by Lismore under the amended and restated agreement, Lismore is entitled to receive a fee of approximately $2.6 million in three equal installments of approximately $857,000 per month beginning July 20, 2020, and ending on September 20, 2020. Lismore is also entitled to receive a fee that is calculated and payable as follows: (i) a fee equal to 25 basis points (0.25%) of the amount of a loan, payable upon the acceptance by the applicable lender of any forbearance or extension of such loan, or in the case where a third-party agent or contractor engaged by the Company has secured an extension of the maturity date equal to or greater than 12 months of any such loan, then the amount payable to Lismore shall be reduced to 10 basis points (0.10%); (ii) a fee equal to 75 basis points (0.75%) of the amount of any principal reduction of a loan upon the acceptance by any lender of any principal reduction of such loan; and (iii) a fee equal to 150 basis points (1.50%) of the implied conversion value (but in any case, no less than 50% percent of the face value of such loan or loans) of a loan upon the acceptance by any lender of any debt to equity conversion of such loan.
At the time of amendment, the Company had paid Lismore approximately $8.3 million, in the aggregate, pursuant to the original agreement. Under the amended and restated agreement, the Company is still entitled, in the event that the Company does not complete, for any reason, extensions or forbearances during the term of the agreement equal to or greater than approximately $4.1 billion, to offset, against any fees the Company or its affiliates owe pursuant to the advisory agreement, a portion of the fee previously paid by the Company to Lismore equal to the product of (x) approximately $4.1 billion minus the amount of extensions or forbearances completed during the term of the agreement multiplied by (y) 0.125%. Upon entering into the agreement with Lismore, the Company made a payment of $5.1 million. No amounts under this payment can be clawed back. As of June 30, 2020, the Company has also paid $2.6 million related to periodic installments of which $303,000 has been expensed in accordance with the agreement and $2.2 million may be offset against future fees under the agreement that are eligible for claw back under the agreement. Further, the Company has paid $606,000 in success fees under the agreement in connection with each signed forbearance or other agreement, of which no amounts are available for claw back. As of June 30, 2020, the Company has recognized expense of $1.6 million, which is included in “write-off of premiums, loan costs and exit fees,” and approximately $6.7 million is included in “other assets.”
Ashford Securities
On September 25, 2019, Ashford Inc. announced the formation of Ashford Securities to raise retail capital in order to grow its existing and future platforms. In conjunction with the formation of Ashford Securities, Ashford Trust has entered into a contribution agreement with Ashford Inc. pursuant to which Ashford Trust has agreed to contribute, with Braemar Hotels & Resorts Inc. (“Braemar”), up to $15 million to fund the operations of Ashford Securities. As of June 30, 2020, Ashford Trust has funded approximately $2.5 million. As of June 30, 2020 and December 31, 2019, $582,000 and $1.6 million, respectively, of the pre-funded amounts were included in “other assets” on our consolidated balance sheets.
Costs for all operating expenses of Ashford Securities that are contributed by Ashford Trust and Braemar will be expensed as incurred. These costs will be allocated initially to Ashford Trust and Braemar based on an allocation percentage of 75% to Ashford Trust and 25% to Braemar. Upon reaching the earlier of $400 million in aggregate non-listed preferred equity offerings raised or June 10, 2023, there will be a true up (the “True-up Date”) between Ashford Trust and Braemar whereby the actual capital contributions contributed by each company will be based on the actual amount of capital raised by Ashford Trust and Braemar, respectively. After the True-up Date, the capital contributions will be allocated between Ashford

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Trust and Braemar quarterly based on the actual capital raised through Ashford Securities. Funding advances will be expensed as the expenses are incurred by Ashford Securities. The table below summarizes the amount Ashford Trust has expensed related to reimbursed operating expenses of Ashford Securities (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
Line Item	2020	2019	2020	2019
Corporate, general and administrative	$316	$—	$1,013	$—
In the fourth quarter of 2019, the Company expensed $896,000 of reimbursed operating expenses of Ashford Securities.
Enhanced Return Funding Program
The Enhanced Return Funding Program Agreement (the “ERFP Agreement”) generally provides that Ashford LLC will make investments to facilitate the acquisition of properties by Ashford Trust OP that are recommended by Ashford LLC, in an aggregate amount of up to $50 million (subject to increase to up to $100 million by mutual agreement). The investments will equal 10% of the property acquisition price and will be made, either at the time of the property acquisition or at any time generally in the following three years, in exchange for hotel FF&E for use at the acquired property or any other property owned by Ashford Trust OP.
The initial term of the ERFP Agreement is two years (the “Initial Term”), unless earlier terminated pursuant to the terms of the ERFP Agreement. At the end of the Initial Term, the ERFP Agreement shall automatically renew for successive one year periods (each such period a “Renewal Term”) unless either Ashford Inc. or Ashford Trust provides written notice to the other at least sixty days in advance of the expiration of the Initial Term or Renewal Term, as applicable, that such notifying party intends not to renew the ERFP Agreement.
As a result of the Embassy Suites New York Manhattan Times Square acquisition in 2019, under the ERFP Agreement, we are entitled to receive $19.5 million from Ashford LLC in the form of future purchases of hotel FF&E. In the second quarter of 2019, the Company sold $8.1 million of hotel FF&E from certain Ashford Trust hotel properties to Ashford LLC. On March 13, 2020, an extension agreement was entered into whereby the required FF&E acquisition date by Ashford LLC of the remaining $11.4 million was extended to December 31, 2022.
Project Management Agreement
In connection with Ashford Inc.’s August 8, 2018 acquisition of Remington Lodging’s project management business, we entered into a project management agreement with Ashford Inc.’s subsidiary, Premier Project Management LLC (“Premier”), pursuant to which Premier provides project management services to our hotels, including construction management, interior design, architectural services, and the purchasing, freight management, and supervision of installation of FF&E and related services. Pursuant to the project management agreement, we pay Premier: (a) project management fees of up to 4% of project costs; and (b) market service fees at current market rates with respect to construction management, interior design, FF&E purchasing, FF&E expediting/freight management, FF&E warehousing and FF&E installation and supervision. On March 20, 2020, we amended the project management agreement to provide that Premier’s fees shall be paid by the Company to Premier upon the completion of any work provided by third party vendors to the Company.
Hotel Management Agreement
On November 6, 2019, Ashford Inc. completed the acquisition of Remington Lodging’s hotel management business. As a result of the acquisition, hotel management services are provided by Remington

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Hotels, a subsidiary of Ashford Inc., under the respective hotel management agreement with each customer, including Ashford Trust and Braemar.
At June 30, 2020, Remington Hotels managed 79 of our 116 hotel properties and the WorldQuest condominium properties.
We pay monthly hotel management fees equal to the greater of approximately $14,000 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenues as well as annual incentive management fees, if certain operational criteria were met and other general and administrative expense reimbursements primarily related to accounting services.
Pursuant to the terms of the Letter Agreement dated March 13, 2020 (the “Hotel Management Letter Agreement”), in order to allow Remington Hotels to better manage its corporate working capital and to ensure the continued efficient operation of our hotels, we agreed to pay the base fee and to reimburse all expenses on a weekly basis for the preceding week, rather than on a monthly basis. The Hotel Management Letter Agreement went into effect on March 13, 2020 and will continue until terminated by us.
We also have a mutual exclusivity agreement with Remington Hotels, pursuant to which: (i) we have agreed to engage Remington Hotels to provide management services with respect to any hotel we acquire or invest in, to the extent we have the right and/or control the right to direct the management of such hotel; and (ii) Remington Hotels has agreed to grant us a right of first refusal to purchase any opportunity to develop or construct a hotel that it identifies that meets our initial investment guidelines. We are not, however, obligated to engage Remington Hotels if our independent directors either: (i) unanimously vote to hire a different manager or developer; or (ii) by a majority vote elect not to engage such related party because either special circumstances exist such that it would be in the best interest of our Company not to engage such related party, or, based on the related party’s prior performance, it is believed that another manager could perform the management or other duties materially better.
16. Commitments and Contingencies
Restricted Cash—Under certain management and debt agreements for our hotel properties existing at June 30, 2020, escrow payments are required for insurance, real estate taxes, and debt service. In addition, for certain properties based on the terms of the underlying debt and management agreements, we escrow 4% to 6% of gross revenues for capital improvements. The Company is currently working with its property managers and lenders in order to utilize lender and manager held reserves to fund operating shortfalls.
Franchise Fees—Under franchise agreements for our hotel properties existing at June 30, 2020, we pay franchisor royalty fees between 3% and 6% of gross rooms revenue and, in some cases, 1% to 3% of food and beverage revenues. Additionally, we pay fees for marketing, reservations, and other related activities aggregating between 1% and 4% of gross rooms revenue and, in some cases, food and beverage revenues. These franchise agreements expire on varying dates between 2021 and 2047. When a franchise term expires, the franchisor has no obligation to renew the franchise. A franchise termination could have a material adverse effect on the operations or the underlying value of the affected hotel due to loss of associated name recognition, marketing support, and centralized reservation systems provided by the franchisor. A franchise termination could also have a material adverse effect on cash available for distribution to stockholders. In addition, if we breach the franchise agreement and the franchisor terminates a franchise prior to its expiration date, we may be liable for up to three times the average annual fees incurred for that property.
The table below summarizes the franchise fees incurred (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
Line Item	2020	2019	2020	2019
Other hotel expenses	$3,202	$20,954	$17,261	$38,702

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
Management Fees—Under hotel management agreements for our hotel properties existing at June 30, 2020, we pay monthly hotel management fees equal to the greater of approximately $14,000 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenues, or in some cases 1% to 7% of gross revenues, as well as annual incentive management fees, if applicable. These hotel management agreements expire from 2021 through 2038, with renewal options. If we terminate a hotel management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term and liquidated damages or, in certain circumstances, we may substitute a new management agreement.
Income Taxes—We and our subsidiaries file income tax returns in the federal jurisdiction and various states. Tax years 2016 through 2019 remain subject to potential examination by certain federal and state taxing authorities.
Potential Pension Liabilities—Upon our 2006 acquisition of a hotel property, certain employees of such hotel were unionized and covered by a multi-employer defined benefit pension plan. At that time, no unfunded pension liabilities existed. Subsequent to our acquisition, a majority of employees, who are employees of the hotel manager, Remington Lodging, petitioned the employer to withdraw recognition of the union. As a result of the decertification petition, Remington Lodging withdrew recognition of the union. At the time of the withdrawal, the National Retirement Fund, the union’s pension fund, indicated unfunded pension liabilities existed. The National Labor Relations Board (“NLRB”) filed a complaint against Remington Lodging seeking, among other things, a ruling that Remington Lodging’s withdrawal of recognition was unlawful. The pension fund entered into a settlement agreement with Remington Lodging on November 1, 2011, providing that Remington Lodging will continue to make monthly pension fund payments pursuant to the collective bargaining agreement. As of June 30, 2020, Remington Lodging continues to comply with the settlement agreement by making the appropriate monthly pension fund payments. If Remington Lodging does not comply with the settlement agreement, we have agreed to indemnify Remington Lodging for the payment of the unfunded pension liability, if any, as set forth in the settlement agreement equal to $1.7 million minus the monthly pension payments made by Remington Lodging since the settlement agreement. To illustrate, if Remington Lodging — as of the date a final determination occurs — has made monthly pension payments equaling $100,000, Remington Lodging’s remaining withdrawal liability would be the unfunded pension liability of $1.7 million minus $100,000 (or $1.6 million). This remaining unfunded pension liability would be paid to the pension fund in annual installments of $84,000 (but may be made monthly or quarterly, at Remington Lodging’s election), which shall continue for the remainder of twenty years, which is capped, unless Remington Lodging elects to pay the unfunded pension liability amount earlier.
Litigation—Palm Beach Florida Hotel and Office Building Limited Partnership, et al. v. Nantucket Enterprises, Inc. This litigation involves a landlord tenant dispute from 2008 in which the landlord, Palm Beach Florida Hotel and Office Building Limited Partnership, a subsidiary of the Company, claimed that the tenant had violated various lease provisions of the lease agreement and was therefore in default. The tenant counterclaimed and asserted multiple claims including that it had been wrongfully evicted. The litigation was instituted by the plaintiff in November 2008 in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida and proceeded to a jury trial on June 30, 2014. The jury entered its verdict awarding the tenant total claims of $10.8 million and ruling against the landlord on its claim of breach of contract. In 2016, the Court of Appeals reduced the original $10.8 million judgment to $8.8 million and added pre-judgment interest on the wrongful eviction judgment. The case was further appealed to the Florida Supreme Court. On May 23, 2017, the trial court issued an order compelling the company that issued the supersedeas bond, RLI Insurance Company (“RLI”), to pay approximately $10.0 million. On June 1, 2017, RLI paid Nantucket this amount and sought reimbursement from the Company, and on June 7, 2017, the Company paid $2.5 million of the judgment. On June 27, 2017, the Florida Supreme Court denied the Company’s petition for review. As a result, all of the appeals were exhausted and the judgment was final with the determination and reimbursement of attorney’s fees being the

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
only remaining dispute. On June 29, 2017, the balance of the judgment of $3.9 million was paid to Nantucket by the Company. On July 26, 2018, we paid $544,000 as part of a settlement on certain legal fees. The negotiations relating to the potential payment of the remaining attorney’s fees are still ongoing. As of June 30, 2020, we have accrued approximately $504,000 in legal fees, which represents the Company’s estimate of the amount of potential remaining legal fees that could be owed.
On December 4, 2015, Pedro Membrives filed a class action lawsuit against HHC TRS FP Portfolio LLC, Remington Lodging & Hospitality, LLC, Remington Holdings LLC, Mark A. Sharkey, Archie Bennett, Jr., Monty J. Bennett, Christopher Peckham, and any other related entities in the Supreme Court of New York, Nassau County, Commercial Division. On August 30, 2016, the complaint was amended to add Michele Spero as a Plaintiff and Remington Long Island Employers, LLC as a defendant. The lawsuit is captioned Pedro Membrives and Michele Spero, individually and on behalf of others similarly situated v. HHC TRS FP Portfolio LLC, Remington Lodging & Hospitality, LLC, Remington Holdings LLC, Remington Long Island Employers, LLC, et al., Index No. 607828/2015 (Sup. Ct. Nassau Cty.). The plaintiffs allege that the owner and management company of the Hyatt Regency Long Island hotel violated New York law by improperly retaining service charges rather than distributing them to employees. In 2017, the class was certified. On July 24, 2018, the trial court granted the plaintiffs’ motion for summary judgment on liability. The defendants appealed the summary judgment to the New York State Appellate Division, Second Department (the “Second Department”), and the appeal is still pending. By Order dated May 7, 2020, the Second Department referred the matter for mandatory mediation. The parties participated in mediation on June 22, 2020, however, they were not able to arrive at mutually acceptable settlement terms. Notwithstanding the pending appeal on the summary judgment issue, the trial court continued the litigation with respect to the plaintiffs’ alleged damages. The plaintiffs filed an application for damages on August 28, 2019. The defendants filed their opposition to the plaintiffs’ application for damages on October 11, 2019. The plaintiffs filed their reply on October 25, 2019. The defendants intend to vigorously defend against the plaintiffs’ claims and the Company does not believe that an unfavorable outcome is probable. If, however, the plaintiffs’ motion for summary judgment on liability is upheld and the Company is unsuccessful in any further appeals, the Company estimates that damages could range between approximately $5.8 million and $11.9 million plus attorneys’ fees. As of June 30, 2020, no amounts have been accrued.
In June 2020, each of the Company, Braemar, Ashford Inc., and Lismore, a subsidiary of Ashford Inc. (collectively with the Company, Braemar, Ashford Inc. and Lismore, the “Ashford Companies”), received an administrative subpoena from the SEC. The administrative subpoena requests the production of documents and other information since January 1, 2018 relating to, among other things, (1) related party transactions among the Ashford Companies (including the Ashford Trust Agreement between the Company and Lismore pursuant to which the Company engaged Lismore to negotiate the refinancing, modification or forbearance of certain mortgage debt) or between any of the Ashford Companies and any officer, director or owner of the Ashford Companies or any entity controlled by any such person, and (2) the Company’s accounting policies, procedures, and internal controls related to such related party transactions. The Company is responding to the administrative subpoena.
We are engaged in other various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss from these legal proceedings is based on the definitions within contingency accounting literature. Based on estimates of the range of potential losses associated with these matters, management does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations or cash flow. However, the final results of legal proceedings cannot be predicted with certainty and if we fail to prevail in one or more of these legal matters, and the associated realized losses exceed our current estimates of the range of potential losses, our consolidated financial position or results of operations could be materially adversely affected in future periods.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(unaudited)
17. Segment Reporting
We operate in one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refers to owning hotel properties through either acquisition or new development. We report operating results of direct hotel investments on an aggregate basis as substantially all of our hotel investments have similar economic characteristics. As of June 30, 2020 and December 31, 2019, all of our hotel properties were domestically located.
18. Subsequent Event
On March 16, 2020, the Company announced that in light of the uncertainty created by the effects of COVID-19, the annual cash retainer for each independent director serving on the Company’s board of directors would be temporarily reduced by 25% and would continue in effect until the board of directors determined in its discretion that the effects of COVID-19 had subsided. The Company also disclosed at that time that any amounts relinquished pursuant to the reduction in fees may be paid in the future, as determined by the board of directors in its discretion. On August 3, 2020, the Company announced that for fiscal year 2020, the independent directors will receive the full value of their annual cash retainer (without reduction). However, all remaining quarterly installments of the annual cash retainer (and any additional cash retainers for committee service or service as lead director), will instead be paid in either fully vested shares of common stock or LTIP units (at each director’s election). The board of directors currently intends to continue paying the value of all cash retainers to independent directors in the form of equity through the Company’s 2021 Annual Meeting of Stockholders, at which time the board of directors currently intends to re-examine the program.

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Ashford Hospitality Trust, Inc.
Dallas, Texas
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Ashford Hospitality Trust, Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Adoption of New Accounting Standard
As discussed in Notes 2 and 6 to the consolidated financial statements, the Company changed its method of accounting for leases during the year ended December 31, 2019 due to the adoption of ASU No. 2016-02, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2015.
Dallas, Texas
March 12, 2020, except for the effects of the reverse stock split described in Note 1, as to which the date is September 9, 2020

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)
	December 31,
	2019	2018
Assets
Investments in hotel properties, net	$4,108,443	$4,105,219
Cash and cash equivalents	262,636	319,210
Restricted cash	135,571	120,602
Marketable securities	14,591	21,816
Accounts receivable, net of allowance of $698 and $485, respectively	39,638	37,060
Inventories	4,346	4,224
Notes receivable, net	7,709	—
Investment in unconsolidated entities	2,829	4,489
Deferred costs, net	2,897	3,449
Prepaid expenses	21,886	19,982
Derivative assets, net	1,691	2,396
Operating lease right-of-use assets	49,995	—
Other assets	17,932	15,923
Intangible asset, net	797	9,824
Due from related parties, net	3,019	—
Due from third-party hotel managers	17,368	21,760
Total assets	$4,691,348	$4,685,954
Liabilities and Equity
Liabilities:
Indebtedness, net	$4,106,518	$3,927,266
Accounts payable and accrued expenses	134,341	136,757
Dividends and distributions payable	20,849	26,794
Due to Ashford Inc., net	6,570	23,034
Due to related parties, net	—	1,477
Due to third-party hotel managers	2,509	2,529
Intangible liabilities, net	2,337	15,483
Operating lease liabilities	53,270	—
Derivative liabilities, net	42	50
Other liabilities	25,776	18,716
Total liabilities	4,352,212	4,152,106
Commitments and contingencies (note 18)
Redeemable noncontrolling interests in operating partnership	69,870	80,743
Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized:
Series D Cumulative Preferred Stock, 2,389,393 shares issued and outstanding at December 31, 2019 and 2018	24	24
Series F Cumulative Preferred Stock, 4,800,000 shares issued and outstanding at December 31, 2019 and 2018	48	48
Series G Cumulative Preferred Stock, 6,200,000 shares issued and outstanding at December 31, 2019 and 2018	62	62
Series H Cumulative Preferred Stock, 3,800,000 shares issued and outstanding at December 31, 2019 and 2018	38	38
Series I Cumulative Preferred Stock, 5,400,000 shares issued and outstanding at December 31, 2019 and 2018	54	54
Common stock, $0.01 par value, 400,000,000 shares authorized, 10,210,360 and 10,103,553 shares issued and outstanding at December 31, 2019 and 2018, respectively	102	101
Additional paid-in capital	1,826,472	1,815,182
Accumulated deficit	(1,558,038)	(1,363,020)
Total stockholders’ equity of the Company	268,762	452,489
Noncontrolling interests in consolidated entities	504	616
Total equity	269,266	453,105
Total liabilities and equity	$4,691,348	$4,685,954

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
	Year Ended December 31,
	2019	2018	2017
Revenue
Rooms	$1,184,987	$1,134,687	$1,143,135
Food and beverage	243,917	224,311	234,777
Other	69,653	67,782	58,204
Total hotel revenue	1,498,557	1,426,780	1,436,116
Other	4,202	4,009	3,154
Total revenue	1,502,759	1,430,789	1,439,270
Expenses
Hotel operating expenses:
Rooms	258,446	248,139	248,643
Food and beverage	167,945	156,902	161,683
Other expenses	472,437	442,463	444,322
Management fees	53,846	53,078	52,653
Total hotel operating expenses	952,674	900,582	907,301
Property taxes, insurance and other	84,110	78,355	73,579
Depreciation and amortization	269,003	258,458	246,731
Impairment charges	33,628	23,391	10,153
Transaction costs	2	11	14
Advisory services fee	63,632	69,122	53,199
Corporate, general and administrative	11,107	10,931	13,288
Total expenses	1,414,156	1,340,850	1,304,265
Gain (loss) on sale of assets and hotel properties	26,126	475	14,030
Operating income (loss)	114,729	90,414	149,035
Equity in earnings (loss) of unconsolidated entities	(2,307)	867	(5,866)
Interest income	3,067	3,952	2,202
Other income (expense)	10,490	64	(3,422)
Interest expense and amortization of premiums and loan costs	(262,001)	(236,786)	(222,631)
Write-off of premiums, loan costs and exit fees	(2,841)	(8,847)	(2,845)
Unrealized gain (loss) on marketable securities	1,896	(1,013)	(4,649)
Unrealized gain (loss) on derivatives	(4,494)	(2,178)	(2,802)
Income (loss) before income taxes	(141,461)	(153,527)	(90,978)
Income tax benefit (expense)	(1,218)	(2,782)	2,218
Net income (loss)	(142,679)	(156,309)	(88,760)
(Income) loss from consolidated entities attributable to noncontrolling interests	112	30	110
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	28,932	29,313	21,642
Net income (loss) attributable to the Company	(113,635)	(126,966)	(67,008)
Preferred dividends	(42,577)	(42,577)	(44,761)
Extinguishment of issuance costs upon redemption of preferred stock	—	—	(10,799)
Net income (loss) attributable to common stockholders	$(156,212)	$(169,543)	$(122,568)
Income (loss) per share – basic and diluted:
Basic:
Net income (loss) attributable to common stockholders	$(15.77)	$(17.52)	$(13.02)
Weighted average common shares outstanding – basic	9,984	9,728	9,521
Diluted:
Net income (loss) attributable to common stockholders	$(15.77)	$(17.52)	$(13.02)
Weighted average common shares outstanding – diluted	9,984	9,728	9,521
See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)
	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$(142,679)	$(156,309)	$(88,760)
Other comprehensive income (loss), net of tax:
Total other comprehensive income (loss)	—	—	—
Total comprehensive income (loss)	(142,679)	(156,309)	(88,760)
Comprehensive (income) loss attributable to noncontrolling interests in consolidated entities	112	30	110
Comprehensive (income) loss attributable to redeemable noncontrolling interests in operating partnership	28,932	29,313	21,642
Comprehensive income (loss) attributable to the Company	$(113,635)	$(126,966)	$(67,008)
See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)
	Preferred Stock														Amount Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest in Consolidated Entities	Total	Redeemable Noncontrolling Interest in Operating Partnership
	Series A		Series D		Series F		Series G		Series H		Series I		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2017	1,657	$17	9,469	$95	4,800	$48	6,200	$62	—	$—	—	$—	9,638	$96	$1,765,318	$(974,015)	$756	$792,377	$132,768
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	—	—	(20)	—	(1,272)	—	—	(1,272)	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,227	—	—	7,227	5,060
Forfeitures of restricted shares	—	—	—	—	—	—	—	—	—	—	—	—	(6)	—	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	—	—	127	1	(1)	—	—	—	94
Redemption of preferred shares	(1,657)	(17)	(7,080)	(71)	—	—	—	—	—	—	—	—	—	—	(207,538)	(10,799)	—	(218,425)	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	3,800	38	5,400	54	—	—	221,979	—	—	222,071	—
Dividends declared – common shares ($4.80/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(47,104)	—	(47,104)	—
Dividends declared – preferred shares – Series A ($1.6032/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,539)	—	(2,539)	—
Dividends declared – preferred shares – Series D ($2.1124/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,211)	—	(18,211)	—
Dividends declared – preferred shares – Series F ($1.8436/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,849)	—	(8,849)	—
Dividends declared – preferred shares – Series G ($1.8436/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,430)	—	(11,430)	—
Dividends declared – preferred shares – Series H ($.6563/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,494)	—	(2,494)	—
Dividends declared – preferred shares – Series I ($.2292/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,238)	—	(1,238)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,007)
See Notes to Consolidated Financial Statements.

	Preferred Stock														Amount Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest in Consolidated Entities	Total	Redeemable Noncontrolling Interest in Operating Partnership
	Series A		Series D		Series F		Series G		Series H		Series I		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Redemption/conversion of operating partnership units	—	—	—	—	—	—	—	—	—	—	—	—	2	—	161	—	—	161	(161)
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,010)	—	(10,010)	10,010
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(67,008)	(110)	(67,118)	(21,642)
Balance at December 31, 2017	—	$—	2,389	$24	4,800	$48	6,200	$62	3,800	$38	5,400	$54	9,741	$97	$1,785,874	$(1,153,697)	$646	$633,146	$116,122
Purchases of common shares-	—	—	—	—	—	—	—	—	—	—	—	—	(25)	—	(1,598)	—	—	(1,598)	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16,098	—	—	16,098	10,841
Forfeitures of restricted shares	—	—	—	—	—	—	—	—	—	—	—	—	(5)	—	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	—	—	149	2	121	—	—	123	53
Issuance of common stock (net)	—	—	—	—	—	—	—	—	—	—	—	—	244	2	14,687	—	—	14,689	—
Dividends declared – common shares ($4.80/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(47,951)	—	(47,951)	—
Dividends declared – preferred shares – Series D ($2.1124/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,047)	—	(5,047)	—
Dividends declared – preferred shares – Series F ($1.8436/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,849)	—	(8,849)	—
Dividends declared – preferred shares – Series G ($1.8436/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,431)	—	(11,431)	—
Dividends declared – preferred shares – Series H ($1.875/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,125)	—	(7,125)	—
Dividends declared – preferred shares – Series I ($1.875/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,125)	—	(10,125)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,789)
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,171	—	8,171	(8,171)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(126,966)	(30)	(126,996)	(29,313)
Balance at December 31, 2018	—	$—	2,389	$24	4,800	$48	6,200	$62	3,800	$38	$5,400	54	10,104	101	1,815,182	(1,363,020)	616	453,105	80,743

See Notes to Consolidated Financial Statements.

	Preferred Stock														Amount Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest in Consolidated Entities	Total	Redeemable Noncontrolling Interest in Operating Partnership
	Series A		Series D		Series F		Series G		Series H		Series I		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Impact of adoption of new accounting standard	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,755	—	1,755	—
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	—	—	(21)	—	(1,031)	—	—	(1,031)	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,413	—	—	12,413	7,304
Forfeitures of restricted shares	—	—	—	—	—	—	—	—	—	—	—	—	(7)	—	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	—	—	134	1	(1)	—	—	—	28
Issuance of units for hotel acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,854
Common stock issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(91)	—	—	(91)	—
Dividends declared – common shares ($3.00/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(31,116)	—	(31,116)	—
Dividends declared – preferred shares – Series D ($2.1124/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,048)	—	(5,048)	—
Dividends declared – preferred shares – Series F ($1.8436/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,849)	—	(8,849)	—
Dividends declared – preferred shares – Series G ($1.8436/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,430)	—	(11,430)	—
Dividends declared – preferred shares – Series H ($1.875/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,125)	—	(7,125)	—
Dividends declared – preferred shares – Series I ($1.875/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,125)	—	(10,125)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,572)
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,445)	—	(9,445)	9,445
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(113,635)	(112)	(113,747)	(28,932)
Balance at December 31, 2019	—	$—	2,389	$24	4,800	$48	6,200	$62	3,800	$38	$5,400	$54	10,210	$102	$1,826,472	$(1,558,038)	$504	$269,266	$69,870

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities
Net income (loss)	$(142,679)	$(156,309)	$(88,760)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	269,003	258,458	246,731
Impairment charges	33,628	23,391	10,153
Amortization of intangibles	(257)	(237)	(238)
Recognition of deferred income	(954)	(577)	(869)
Deferred income tax expense (benefit)	(159)	135	2,324
Bad debt expense	3,127	2,148	2,185
Equity in (earnings) loss of unconsolidated entities	2,307	(867)	5,866
(Gain) loss on sale of assets and hotel properties, net	(26,126)	(475)	(14,030)
Realized and unrealized (gain) loss on marketable securities	(1,980)	924	3,678
Purchases of marketable securities	(4,208)	(12,228)	(54,793)
Sales of marketable securities	13,413	16,414	77,374
Realized (gain) loss on investment in Ashford Inc.	(11,792)	—	—
(Gain) loss on insurance settlement	(450)	(928)	—
Net settlement of trading derivatives	(3,485)	648	(5,035)
Realized and unrealized (gains) losses on derivatives	5,294	2,178	7,510
Amortization of loan costs and premiums and write-off of premiums, loan costs and exit fees	32,153	30,012	14,190
Equity-based compensation	19,717	26,939	12,287
Amortization of parking asset	118	—	—
Non-cash interest income	(191)	—	—
Changes in operating assets and liabilities, exclusive of the effect of acquisitions and dispositions of hotel properties:
Accounts receivable and inventories	(6,639)	5,553	2,037
Prepaid expenses and other assets	2,307	(1,946)	(4,762)
Operating lease right-of-use assets	1,322	—	—
Operating lease liabilities	(937)	—	—
Accounts payable and accrued expenses	(4,177)	376	(5,316)
Due to/from related parties	(4,496)	(574)	944
Due to/from third-party hotel managers	4,372	(4,214)	(4,353)
Due to/from Braemar OP, net	—	—	(488)
Due to/from Ashford Inc., net	(1,256)	(8,793)	(570)
Other liabilities	234	1,532	1,317
Net cash provided by (used in) operating activities	177,209	181,560	207,382
Cash Flows from Investing Activities
Investment in unconsolidated entity	(647)	(667)	(984)
Proceeds from franchise agreement extensions	4,000	—	—
Acquisition of hotel properties and assets, net of cash and restricted cash acquired	(212,552)	(162,593)	(363)
Improvements and additions to hotel properties	(159,220)	(207,325)	(221,960)
Net proceeds from sale of assets and hotel properties	102,676	40,629	105,267
Payments for initial franchise fees	(475)	(329)	(225)
Liquidation of U.S. AQUA Fund	—	—	50,942
Proceeds from sale of investment in Ashford Inc.	11,792	—	—
Proceeds from property insurance	1,233	651	3,442
Net cash provided by (used in) investing activities	(253,193)	(329,634)	(63,881)

See Notes to Consolidated Financial Statements.

	Year Ended December 31,
	2019	2018	2017
Cash Flows from Financing Activities
Borrowings on indebtedness	404,795	2,705,769	704,800
Repayments of indebtedness	(272,357)	(2,463,100)	(754,836)
Payments for loan costs and exit fees	(9,643)	(55,555)	(13,871)
Payments for dividends and distributions	(86,210)	(97,445)	(101,592)
Purchases of common stock	(1,031)	(1,598)	(1,272)
Redemption of preferred stock	—	—	(218,425)
Payments for derivatives	(1,112)	(3,162)	(871)
Proceeds from common stock offering	—	14,752	—
Proceeds from preferred stock offerings	—	—	222,071
Preferred and common stock offering costs	(91)	—	—
Deposit on ERFP assets	—	16,100	—
Other	28	53	94
Net cash provided by (used in) financing activities	34,379	115,814	(163,902)
Net change in cash and cash equivalents	(41,605)	(32,260)	(20,401)
Cash, cash equivalents and restricted cash at beginning of year	439,812	472,072	492,473
Cash, cash equivalents and restricted cash at end of year	$398,207	$439,812	$472,072
Supplemental Cash Flow Information
Interest paid	$233,771	$215,344	$210,644
Income taxes paid (received), net	(1,059)	1,890	(253)
Supplemental Disclosure of Investing and Financing Activities
Accrued but unpaid capital expenditures	$24,239	$23,615	$19,456
Dividends and distributions declared but not paid	20,849	26,794	25,045
Issuance of units for hotel acquisition	7,854	—	—
Assumption of debt in hotel acquisition	24,922	—	—
Notes receivable issued in land sale	7,590	—	—
Other non-cash consideration from land sale	4,797	—	—
Non-cash dividends paid	—	123	—
Unsettled common stock offering proceeds	—	1,075	—
Supplemental Disclosure of Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of period	$319,210	$354,805	$347,091
Cash and cash equivalents at beginning of period included in assets held for sale	—	78	976
Restricted cash at beginning of period	120,602	116,787	144,014
Restricted cash at beginning of period included in assets held for sale	—	402	392
Cash, cash equivalents and restricted cash at beginning of period	$439,812	$472,072	$492,473
Cash and cash equivalents at end of period	$262,636	$319,210	$354,805
Cash and cash equivalents at end of period included in assets held for sale	—	—	78
Restricted cash at end of period	135,571	120,602	116,787
Restricted cash at end of period included in assets held for sale	—	—	402
Cash, cash equivalents and restricted cash at end of period	$398,207	$439,812	$472,072

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2019, 2018 and 2017
1.   Organization and Description of Business
Ashford Hospitality Trust, Inc., together with its subsidiaries (“Ashford Trust”), is a real estate investment trust (“REIT”). While our portfolio currently consists of upscale hotels and upper upscale full-service hotels, our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the U.S. that have revenue per available room (“RevPAR”) generally less than twice the U.S. national average, and in all methods including direct real estate, equity, and debt. Future investments will predominantly be in upper upscale hotels. We own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership (“Ashford Trust OP”), our operating partnership. Ashford OP General Partner LLC, a wholly-owned subsidiary of Ashford Trust, serves as the sole general partner of our operating partnership. In this report, terms such as the “Company,” “we,” “us,” or “our” refer to Ashford Hospitality Trust, Inc. and all entities included in its consolidated financial statements.
Our hotel properties are primarily branded under the widely recognized upscale and upper upscale brands of Hilton, Hyatt, Marriott and Intercontinental Hotel Group. As of December 31, 2019, we owned interests in the following assets:
•
117 consolidated hotel properties, including 115 directly owned and two owned through a majority-owned investment in a consolidated entity, which represent 24,943 total rooms (or 24,916 net rooms excluding those attributable to our partner);

•
90 hotel condominium units at WorldQuest Resort in Orlando, Florida (“WorldQuest”); and

•
17.0% ownership in OpenKey with a carrying value of $2.8 million.

For U.S. federal income tax purposes, we have elected to be treated as a REIT, which imposes limitations related to operating hotels. As of December 31, 2019, our 117 hotel properties were leased or owned by our wholly-owned or majority-owned subsidiaries that are treated as taxable REIT subsidiaries for U.S. federal income tax purposes (collectively, these subsidiaries are referred to as “Ashford TRS”). Ashford TRS then engages third-party or affiliated hotel management companies to operate the hotels under management contracts. Hotel operating results related to these properties are included in the consolidated statements of operations.
We are advised by Ashford Hospitality Advisors LLC (“Ashford LLC”), a subsidiary of Ashford Inc., through an advisory agreement. All of the hotel properties in our portfolio are currently asset-managed by Ashford LLC. We do not have any employees. All of the services that might be provided by employees are provided to us by Ashford LLC.
We do not operate any of our hotel properties directly; instead we employ hotel management companies to operate them for us under management contracts. On November 6, 2019, Ashford Inc. completed its acquisition of Remington Lodging’s hotel management business from Mr. Monty J. Bennett, chairman of our board of directors, and chairman, chief executive officer and a significant stockholder of Ashford Inc., and Mr. Archie Bennett, Jr., our chairman emeritus and a significant stockholder of Ashford Inc. Remington Hotels manages 80 of our 117 hotel properties and WorldQuest. Third-party management companies managed the remaining hotel properties.
Ashford Inc. also provides other products and services to us or our hotel properties through certain entities in which Ashford Inc. has an ownership interest. These products and services include, but are not limited to project management services, debt placement services, audio visual services, real estate advisory services, insurance claims services, hypoallergenic premium rooms, investment management services and mobile key technology. See note 17.
In June 2020, our board of directors approved a reverse stock split of our issued and outstanding common stock at a ratio of 1-for-10. This reverse stock split converted every ten issued and outstanding shares of common stock into one share of common stock. The reverse stock split was effective as of the close of business on July 15, 2020. As a result of the reverse stock split, the number of outstanding shares of common stock was reduced from approximately 104.8 million shares to approximately 10.5 million shares. Additionally, the number of outstanding common units, Long-Term Incentive Plan (“LTIP”) units and Performance LTIP units was reduced from approximately 20.5 million units to approximately 2.1 million units. All common stock, common units, LTIP units, Performance LTIP units, PSUs and RSUs as well as per share data related to these classes of equity have been updated in the accompanying consolidated financial statements to reflect this reverse stock split for all periods presented.
2.   Significant Accounting Policies
Basis of Presentation — The accompanying consolidated financial statements include the accounts of Ashford Hospitality Trust, Inc., its majority-owned subsidiaries and its majority-owned joint ventures in which it has a controlling interest. All significant inter-company accounts and transactions between consolidated entities have been eliminated in these consolidated financial statements.
Ashford Trust OP is considered to be a variable interest entity (“VIE”), as defined by authoritative accounting guidance. A VIE must be consolidated by a reporting entity if the reporting entity is the primary beneficiary because it has (i) the power to direct the VIE’s activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. All major decisions related to Ashford Trust OP that most significantly impact its economic performance, including but not limited to operating procedures with respect to business affairs and any acquisitions, dispositions, financings, restructurings or other transactions with sellers, purchasers, lenders, brokers, agents and other applicable representatives, are subject to the approval of our wholly-owned subsidiary, Ashford Trust OP General Partner LLC, its general partner. As such, we consolidate Ashford Trust OP.
The following acquisitions and dispositions affect reporting comparability of our consolidated financial statements:
Hotel Property	Location	Type	Date
Renaissance Portsmouth	Portsmouth, VA	Disposition	February 1, 2017
Embassy Suites Syracuse	Syracuse, NY	Disposition	March 6, 2017
Crowne Plaza Ravinia	Atlanta, GA	Disposition	June 29, 2017
SpringHill Suites Glen Allen	Glen Allen, VA	Disposition	February 20, 2018
SpringHill Suites Centreville	Centreville, VA	Disposition	May 1, 2018
Residence Inn Tampa	Tampa, FL	Disposition	May 10, 2018
Hilton Alexandria Old Town	Alexandria, VA	Acquisition	June 29, 2018
La Posada de Santa Fe	Santa Fe, NM	Acquisition	October 31, 2018
Embassy Suites New York Manhattan Times Square	New York, NY	Acquisition	January 22, 2019
Hilton Santa Cruz/Scotts Valley	Santa Cruz, CA	Acquisition	February 26, 2019
San Antonio Marriott	San Antonio, TX	Disposition	August 2, 2019
Hilton Garden Inn Wisconsin Dells	Wisconsin Dells, WI	Disposition	August 6, 2019
Courtyard Savannah	Savannah, GA	Disposition	August 14, 2019
SpringHill Suites Jacksonville	Jacksonville, FL	Disposition	December 3, 2019
Use of Estimates — The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents — Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash — Restricted cash includes reserves for debt service, real estate taxes, and insurance, as well as excess cash flow deposits and reserves for FF&E replacements of approximately 4% to 6% of property revenue for certain hotels, as required by certain management or mortgage debt agreement restrictions and provisions.
Marketable Securities — Marketable securities include U.S. treasury bills and publicly traded equity securities. All of these investments are recorded at fair value. The fair value of these investments has been determined based on the closing price as of the balance sheet date and is reported as “marketable securities.” Net investment income, including interest income, dividends, and realized gains and losses, is reported as a component of “other income (expense)” in the consolidated statement of operations. Unrealized gains and losses on these investments are reported as “unrealized gain (loss) on marketable securities” in the consolidated statements of operations.
Accounts Receivable — Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. We generally do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed to be adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions, and other relevant factors, including specific reserves for certain accounts.
Inventories — Inventories, which primarily consist of food, beverages, and gift store merchandise, are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.
Investments in Hotel Properties, net — Hotel properties are generally stated at cost. However, four hotel properties contributed upon Ashford Trust’s formation in 2003 are stated at the predecessor’s historical cost, net of impairment charges, if any, plus a partial step-up related to the acquisition of noncontrolling interests from third parties associated with certain of these properties. For hotel properties owned through our majority-owned entities, the carrying basis attributable to the partners’ minority ownership is recorded at the predecessor’s historical cost, net of any impairment charges, while the carrying basis attributable to our majority ownership is recorded based on the allocated purchase price of our ownership interests in the entities. All improvements and additions that extend the useful life of the hotel properties are capitalized.
Impairment of Investments in Hotel Properties — Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property’s net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding period, and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. Asset write-downs resulting from property damage are recorded up to the amount of the allocable property insurance deductible in the period that the property damage occurs. We recorded impairment charges of $33.6 million, $23.4 million and $10.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. See note 5.
Hotel Dispositions — Discontinued operations are defined as the disposal of components of an entity that represents strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. We believe that individual dispositions of hotel properties do not represent a strategic shift that has (or will have) a major effect on our operations and financial results as most will not fit the definition. See note 5.
Assets Held for Sale — We classify assets as held for sale when we have obtained a firm commitment from a buyer, and consummation of the sale is considered probable and expected within one year. The related operations of assets held for sale are reported as discontinued if the disposal is a component of an entity that represents a strategic shift that has (or will have) a major effect on our operations and cash flows. Depreciation and amortization will cease as of the date assets have met the criteria to be deemed held for sale.
Investments in Unconsolidated Entities — As of December 31, 2019, we held a 17.0% ownership interest in OpenKey, which is accounted for under the equity method of accounting by recording the initial investment and our percentage of interest in the entities’ net income/loss. We review the investment in our unconsolidated entity for impairment in each reporting period pursuant to the applicable authoritative accounting guidance. An investment is impaired when its estimated fair value is less than the carrying amount of our investment. Any impairment is recorded in “equity in earnings (loss) of unconsolidated entities” in the consolidated statements of operations. No such impairment was recorded for the years ended December 31, 2019, 2018 and 2017.
Our investments in certain unconsolidated entities are considered to be variable interests in the underlying entities. Each VIE, as defined by authoritative accounting guidance, must be consolidated by a reporting entity if the reporting entity is the primary beneficiary because it has (i) the power to direct the VIE’s activities that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Because we do not have the power and financial responsibility to direct the unconsolidated entities’ activities and operations, we are not considered to be the primary beneficiary of these entities on an ongoing basis and therefore such entities are not consolidated. In evaluating VIEs, our analysis involves considerable management judgment and assumptions.
Notes Receivable, net — We record notes receivable at present value upon the transaction date. Any discount or premium is amortized using the effective interest method.
Impairment of Notes Receivable — We review notes receivable for impairment each reporting period. A loan is impaired when, based on current information and events, collection of all amounts recorded as assets on the balance sheet is no longer considered probable. When a loan is impaired, we measure impairment based on the present value of expected cash flows discounted at the loan’s effective interest rate against the value of the asset recorded on the balance sheet. We may also measure impairment based on a loan’s observable market price or the fair value of collateral if the loan is collateral-dependent. Loan impairments are recorded as a valuation allowance and a charge to earnings. Our assessment of impairment is based on considerable management judgment and assumptions. No impairment charges were recorded for the year ended December 31, 2019.
Leases — We determine if an arrangement is a lease at the commencement date. Operating leases, as lessee, are included in operating lease right-of- use (“ROU”) assets and operating lease liabilities on our consolidated balance sheets. We currently do not have any finance leases.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. The lease terms used to calculate our right-of-use asset may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Subsequent to the initial recognition, lease liabilities are measured using the effective interest method. The ROU asset is generally reduced utilizing a straight-line method adjusted for the lease liability accretion during the period.
We have lease agreements with lease and non-lease components, which under the elected practical expedients under Accounting Standard Codification (“ASC”) 842, we are not accounting for separately. For certain equipment leases, such as office equipment, copiers and vehicles, we account for the lease and non-lease components as a single lease component.
As of January 1, 2019, we recorded operating lease liabilities as well as a corresponding operating lease ROU asset which includes deferred rent and the reclassified intangible assets and intangible liabilities associated with above/below market-rate leases where we are the lessee.

Intangible Assets and Liabilities — Intangible assets represent the acquisition of a permanent docking easement and intangible liabilities represent the liabilities recorded on certain hotel properties’ lessor lease contracts that were below market rates at the date of acquisition. The asset is not subject to amortization and liabilities are amortized using the straight-line method over the remaining terms of the respective lease contracts. See note 21.
Deferred Costs, net — Debt issuance costs associated with debt obligations are reflected as a direct reduction to the related debt obligation on our consolidated balance sheets. Debt issuance costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method. Deferred franchise fees are amortized on a straight-line basis over the terms of the related franchise agreements and are presented as an asset on our consolidated balance sheets. See notes 8 and 20.
Derivative Instruments and Hedging — We use interest rate derivatives to hedge our risks and to capitalize on the historical correlation between changes in LIBOR (London Interbank Offered Rate) and RevPAR. Interest rate derivatives could include swaps, caps, floor, and flooridors. We also use credit default swaps to hedge financial and capital market risk. All of our derivatives are subject to master- netting settlement arrangements and the credit default swaps are subject to credit support annexes. For credit default swaps, cash collateral is posted by us as well as our counterparty. We offset the fair value of the derivative and the obligation/right to return/reclaim cash collateral. We also purchase options on Eurodollar futures as a hedge against our cash flows. Eurodollar futures prices reflect market expectations for interest rates on three month Eurodollar deposits for specific dates in the future, and the final settlement price is determined by three month LIBOR on the last trading day. Options on Eurodollar futures provide the ability to limit losses while maintaining the possibility of profiting from favorable changes in the futures prices. As the purchaser, our maximum potential loss is limited to the initial premium paid for the Eurodollar option contracts, while our potential gain has no limit. These exchange-traded options are centrally cleared, and a clearinghouse stands in between all trades to ensure that the obligations involved in the trades are made good.
All derivatives are recorded at fair value in accordance with the applicable authoritative accounting guidance. None of our derivative instruments are designated as cash flow hedges. Interest rate derivatives, credit default swaps and options on futures contracts are reported as “derivative assets, net” in the consolidated balance sheets. For interest rate derivatives, credit default swaps and options on futures contracts, changes in fair value and realized gains and losses are recognized in earnings as “unrealized gain (loss) on derivatives” and “other income (expense),” respectively, in the consolidated statements of operations. Accrued interest on interest rate derivatives is included in “accounts receivable, net” in the consolidated balance sheets.
Due to/from Related Parties — Due to/from related parties represents current receivables and payables resulting from transactions related to hotel management with a related party. Due to/from related parties is generally settled within a period not exceeding one year.
Due to/from Ashford Inc. — Due to/from Ashford Inc. represents current receivables and payables resulting from the advisory services fee, including reimbursable expenses as well as other hotel products and services. Due to/from Ashford Inc. is generally settled within a period not exceeding one year.
Due to/from Third-Party Hotel Managers — Due to/from third-party hotel managers primarily consists of amounts due from Marriott related to our cash reserves held at the Marriott corporate level related to our operations, real estate taxes and other items. Due to/from third-party hotel managers also represents current receivables and payables resulting from transactions related to hotel management. Due to/from third-party hotel managers is generally settled within a period not exceeding one year.
Unfavorable Management Contract Liabilities — Certain management agreements assumed in previous acquisitions had terms that were more favorable to the respective managers than typical market management agreements at the acquisition dates. As a result, we initially recorded unfavorable contract liabilities related to those management agreements totaling $23.4 million based on the present value of expected cash outflows over the initial terms of the related agreements. The unfavorable contract liabilities are amortized as reductions to incentive management fees on a straight-line basis over the initial terms of the related agreements. In evaluating unfavorable contract liabilities, our analysis involves considerable management judgment and assumptions.
Noncontrolling Interests — The redeemable noncontrolling interests in the operating partnership represent the limited partners’ proportionate share of equity in earnings/losses of the operating partnership, which is an allocation of net income attributable to the common unit holders based on the weighted average ownership percentage of these limited partners’ common unit holdings throughout the period. The redeemable noncontrolling interests in our operating partnership is classified in the mezzanine section of the consolidated balance sheets as these redeemable operating partnership units do not meet the requirements for permanent equity classification prescribed by the authoritative accounting guidance because these redeemable operating partnership units may be redeemed by the holder as described in note 14. The carrying value of the noncontrolling interests in the operating partnership is based on the greater of the accumulated historical cost or the redemption value.
The noncontrolling interests in consolidated entities represent ownership interests of 15% in two hotel properties held by one joint venture at December 31, 2019 and 2018, and is reported in equity in the consolidated balance sheets.
Net income/loss attributable to redeemable noncontrolling interests in the operating partnership and income/loss from consolidated entities attributable to noncontrolling interests in our consolidated entities are reported as deductions/additions from/to net income/loss. Comprehensive income/loss attributable to these noncontrolling interests is reported as reductions/additions from/to comprehensive income/loss.
Revenue Recognition — On January 1, 2018, we adopted Topic 606 using the modified retrospective method. As the adoption of this standard did not have a material impact on our consolidated financial statements, no adjustments to opening retained earnings were made as of January 1, 2018. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC Topic 605—Revenue Recognition.
Rooms revenue represents revenue from the occupancy of our hotel rooms, which is driven by the occupancy and average daily rate charged. Rooms revenue includes revenue for guest no-shows, day use, and early/late departure fees. The contracts for room stays with customers are generally short in duration and revenues are recognized as services are provided over the course of the hotel stay.
Food & Beverage (“F&B”) revenue consists of revenue from the restaurants and lounges at our hotel properties, in-room dining and mini-bars revenue, and banquet/catering revenue from group and social functions. Other F&B revenue may include revenue from audiovisual equipment/services, rental of function rooms, and other F&B related revenue. Revenue is recognized as the services or products are provided. Our hotel properties may employ third parties to provide certain services at the property, for example, audiovisual services. We evaluate each of these contracts to determine if the hotel is the principal or the agent in the transaction, and record the revenue as appropriate (i.e. gross vs. net).
Other revenue consists of ancillary revenue at the property, including attrition and cancellation fees, resort and destination fees, spas, parking, entertainment and other guest services, as well as rental revenue primarily from leased retail outlets at our hotel properties. Cancellation fees are recognized from non-cancellable deposits when the customer provides notification of cancellation in accordance with established management policy time frames.
Taxes collected from customers and submitted to taxing authorities are not recorded in revenue. Interest income is recognized when earned.
Prior to the adoption of Topic 606 on January 1, 2018, hotel revenues, including rooms, food, beverage, and ancillary revenues such as long- distance telephone service, laundry, parking and space rentals, were recognized when services have been rendered. Taxes collected from customers and submitted to taxing authorities were not recorded in revenue. Interest income has been recognized when earned.
Other Hotel Expenses — Other hotel expenses include Internet, telephone charges, guest laundry, valet parking, and hotel-level general and administrative, sales and marketing expenses, repairs and maintenance, franchise fees and utility costs. They are expensed as incurred.

Advertising Costs — Advertising costs are charged to expense as incurred. For the years ended December 31, 2019, 2018 and 2017, we incurred advertising costs of $10.4 million, $8.5 million and $7.5 million, respectively. Advertising costs are included in “other” hotel expenses in the accompanying consolidated statements of operations.
Equity-Based Compensation — Prior to the adoption of Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) in the third quarter of 2018, stock/unit-based compensation for non-employees was accounted for at fair value based on the market price of the shares at period end that resulted in recording expense, included in “advisory services fee” and “management fees,” equal to the fair value of the award in proportion to the requisite service period satisfied during the period. Performance stock units (“PSUs”) and Performance Long-Term Incentive Plan (“Performance LTIP”) units granted to certain executive officers were accounted for at fair value at period end based on a Monte Carlo simulation valuation model that resulted in recording expense, included in “advisory services fee,” equal to the fair value of the award in proportion to the requisite service period satisfied during the period. Stock/unit grants to certain independent directors are recorded at fair value based on the market price of the shares at grant date, which amount is fully expensed as the grants of stock/units are fully vested on the date of grant.
After the adoption of ASU 2018-07 in the third quarter of 2018, stock/unit-based compensation for non-employees is measured at the grant date and expensed ratably over the vesting period based on the original measurement as of the grant date. This results in the recording of expense, included in “advisory services fee,” “management fees” and “corporate, general and administrative” expense, equal to the ratable amount of the grant date fair value based on the requisite service period satisfied during the period. PSUs and Performance LTIP units granted to certain executive officers vest based on market conditions and are measured at the grant date fair value based on a Monte Carlo simulation valuation model. The subsequent expense is then ratably recognized over the service period as the service is rendered regardless of when, if ever, the market conditions are satisfied. This results in recording expense, included in “advisory services fee,” equal to the ratable amount of the grant date fair value based on the requisite service period satisfied during the period. Stock/unit grants to certain independent directors are measured at the grant date based on the market price of the shares at grant date, which amount is fully expensed as the grants of stock/units are fully vested on the date of grant.
Depreciation and Amortization — Depreciation expense is based on the estimated useful life of the assets, while amortization expense for leasehold improvements is based on the shorter of the lease term or the estimated useful life of the related assets. Presently, hotel properties are depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 1.5 to 5 years for FF&E. While we believe our estimates are reasonable, a change in estimated useful lives could affect depreciation and amortization expense and net income (loss) as well as resulting gains or losses on potential hotel sales.
Income Taxes — As a REIT, we generally are not subject to federal corporate income tax on the portion of our net income (loss) that does not relate to taxable REIT subsidiaries. However, Ashford TRS is treated as a taxable REIT subsidiary for U.S. federal income tax purposes. In accordance with authoritative accounting guidance, we account for income taxes related to Ashford TRS using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. See note 19.
The “Income Taxes” topic of the FASB’s ASC addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2015 through 2019 remain subject to potential examination by certain federal and state taxing authorities.
Income (Loss) Per Share — Basic income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding during the period using the two-class method prescribed by applicable authoritative accounting guidance. Diluted income (loss) per common share is calculated using the two-class method, or the treasury stock method, if more dilutive. Diluted income (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower income per share.
Recently Adopted Accounting Standards — In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard establishes a ROU model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Under the new standard, lessee leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases (“ASU 2018-10”) and ASU 2018-11, Leases (Topic 842), Targeted Improvements (“ASU 2018-11”). The amendments in ASU 2018-10 affect only narrow aspects of the guidance issued in the amendments in ASU 2016-02, including but not limited to lease residual value guarantee, rate implicit in the lease, lease term and purchase option. The amendments in ASU 2018-11 provide an optional transition method for adoption of the new standard, which allows entities to continue to apply the legacy guidance in ASC 840, including its disclosure requirements, in the comparative periods presented in the year of adoption. In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors (“ASU 2018-20”). The amendments create a lessor practical expedient applicable to sales and other similar taxes incurred in connection with a lease, and simplify lessor accounting for lessor costs paid by the lessee.
We adopted the standard effective January 1, 2019 on a modified retrospective basis and implemented internal controls to enable the preparation of financial information on adoption. We elected the practical expedients which provide us the option to apply the new guidance at its effective date on January 1, 2019 without having to adjust the comparative prior period financial statements. The package of practical expedients also allowed us to carry forward the historical lease classification. Additionally, in conjunction with the transition from ASC 840 to ASC 842, we elected the practical expedients allowing us not to separate lease and non-lease components and not record leases with an initial term of twelve months or less (“short-term leases”) on the balance sheet across all existing asset classes.
The adoption of this standard has resulted in the recognition of ROU assets and lease liabilities primarily related to our ground lease arrangements for which we are the lessee. As of January 1, 2019, we recorded operating lease liabilities of $43.3 million as well as a corresponding operating lease ROU asset of $38.8 million, which includes, among other things, reclassified intangible assets of $9.0 million, intangible liabilities of $13.0 million and deferred rent of $485,000. The standard did not have a material impact on our consolidated statements of operations and statements of cash flows. See related disclosures in note 6.
Recently Issued Accounting Standards — In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU sets forth an “expected credit loss” impairment model to replace the current “incurred loss” method of recognizing credit losses. The standard requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2018-19”). ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates (“ASU 2018-19”). In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2019-11”). ASU 2019-11, clarifies specific issues within the amendments of

ASU 2016-13. We are currently evaluating the impact that ASU 2016-13 will have on our accounts receivable and notes receivable balances within our consolidated financial statements and related disclosures.
In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interaction between the accounting for equity securities, equity method investments, and certain derivative instruments. The ASU, among other things, clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments-Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years and should be applied prospectively. Early adoption is permitted. We are currently evaluating the impact that ASU 2020-01 will have on our consolidated financial statements and related disclosures.
3.
Revenue

For the years ended December 31, 2019, 2018, and 2017, we recorded $0, $2.6 million, and $0 of business interruption income for the Hilton St. Petersburg Bayfront and Key West Crowne Plaza related to a settlement for lost profits from the BP Deepwater Horizon oil spill in the Gulf of Mexico in 2010. In 2019, we recorded $172,000 of miscellaneous business interruption income. Business interruption income is included in “other” hotel revenue in our consolidated statements of operations.
Taxes specifically collected from customers and submitted to taxing authorities are not recorded in revenue. Interest income is recognized when earned.
The following tables present our revenue disaggregated by geographical areas (in thousands):
	Year Ended December 31, 2019
Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
Atlanta, GA Area	9	$72,572	$18,878	$4,650	$—	$96,100
Boston, MA Area	3	61,222	7,943	3,773	—	72,938
Dallas / Ft. Worth Area	7	59,926	15,814	3,486	—	79,226
Houston, TX Area	3	26,038	9,208	809	—	36,055
Los Angeles, CA Metro Area	6	78,689	16,117	5,237	—	100,043
Miami, FL Metro Area	3	27,857	9,277	938	—	38,072
Minneapolis – St. Paul, MN – WI Area	4	32,073	7,997	3,727	—	43,797
Nashville, TN Area	1	51,628	22,356	2,356	—	76,340
New York / New Jersey Metro Area	7	98,961	24,239	3,461	—	126,661
Orlando, FL Area	3	30,400	1,865	1,737	—	34,002
Philadelphia, PA Area	3	24,469	3,903	723	—	29,095
San Diego, CA Area	2	17,838	1,395	1,015	—	20,248
San Francisco – Oakland, CA Metro Area	7	91,081	9,628	2,627	—	103,336
Tampa, FL Area	2	25,187	7,858	1,112	—	34,157
Washington D.C. – MD – VA Area	9	124,056	26,231	8,333	—	158,620
Other Areas	48	343,813	58,878	23,567	—	426,258
Orlando WorldQuest	—	4,066	102	1,333	—	5,501
Sold properties	4	15,111	2,228	769	—	18,108
Corporate	—	—	—	—	4,202	4,202
Total	121	$1,184,987	$243,917	$69,653	$4,202	$1,502,759

	Year Ended December 31, 2018
Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
Atlanta, GA Area	9	$66,688	$17,060	$5,217	$—	$88,965
Boston, MA Area	3	60,232	7,725	3,468	—	71,425
Dallas / Ft. Worth Area	7	61,910	16,746	3,602	—	82,258
Houston, TX Area	3	26,783	9,214	854	—	36,851
Los Angeles, CA Metro Area	6	77,976	15,645	4,702	—	98,323
Miami, FL Metro Area	3	28,366	9,009	997	—	38,372
Minneapolis – St. Paul, MN – WI Area	4	36,138	9,618	4,602	—	50,358
Nashville, TN Area	1	50,120	13,116	1,783	—	65,019
New York / New Jersey Metro Area	6	74,441	23,029	2,899	—	100,369
Orlando, FL Area	3	28,966	1,570	1,325	—	31,861
Philadelphia, PA Area	3	24,385	4,534	869	—	29,788
San Diego, CA Area	2	18,392	1,075	971	—	20,438
San Francisco – Oakland, CA Metro Area	6	81,368	7,726	2,562	—	91,656
Tampa, FL Area	2	22,896	6,459	1,542	—	30,897
Washington D.C. – MD – VA Area	9	113,902	23,673	6,695	—	144,270
Other Areas	48	330,898	55,358	23,245	—	409,501
Orlando WorldQuest	—	4,429	130	1,188	—	5,747
Sold properties	7	26,797	2,624	1,261	—	30,682
Corporate	—	—	—	—	4,009	4,009
Total	122	$1,134,687	$224,311	$67,782	$4,009	$1,430,789

	Year Ended December 31, 2019
Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
Atlanta, GA Area	9	$67,463	$17,526	$4,979	$—	$89,968
Boston, MA Area	3	58,719	8,265	3,217	—	70,201
Dallas / Ft. Worth Area	7	61,086	16,887	3,258	—	81,231
Houston, TX Area	3	27,965	9,162	738	—	37,865
Los Angeles, CA Metro Area	6	77,224	15,503	4,592	—	97,319
Miami, FL Metro Area	3	28,833	9,057	992	—	38,882
Minneapolis – St. Paul, MN – WI Area	4	36,156	9,740	4,391	—	50,287
Nashville, TN Area	1	50,530	16,979	1,629	—	69,138
New York / New Jersey Metro Area	6	73,670	24,876	2,528	—	101,074
Orlando, FL Area	3	30,053	1,851	736	—	32,640
Philadelphia, PA Area	3	23,434	4,052	725	—	28,211
San Diego, CA Area	2	18,044	1,512	769	—	20,325
San Francisco – Oakland, CA Metro Area	6	77,713	8,073	2,033	—	87,819
Tampa, FL Area	3	23,775	6,699	760	—	31,234
Washington D.C. – MD – VA Area	9	111,928	23,896	5,094	—	140,918
Other Areas	48	327,697	54,716	18,822	—	401,235
Orlando WorldQuest	—	4,946	141	1,224	—	6,311
Sold properties	10	43,899	5,842	1,717	—	51,458
Corporate	—	—	—	—	3,154	3,154
Total	126	$1,143,135	$234,777	$58,204	$3,154	$1,439,270

4.   Investments in Hotel Properties, net
Investments in hotel properties, net consisted of the following (in thousands):
	December 31,
	2019	2018
Land	$769,381	$670,362
Buildings and improvements	4,129,884	4,062,810
Furniture, fixtures and equipment	503,156	504,806
Construction in progress	29,745	37,394
Condominium properties	12,093	12,091
Total cost	5,444,259	5,287,463
Accumulated depreciation	(1,335,816)	(1,182,244)
Investments in hotel properties, net	$4,108,443	$4,105,219
The cost of land and depreciable property, net of accumulated depreciation, for U.S. federal income tax purposes was approximately $3.5 billion and $3.6 billion as of December 31, 2019 and 2018, respectively.
For the years ended December 31, 2019, 2018 and 2017, we recognized depreciation expense of $268.4 million, $257.9 million and $246.0 million, respectively.
Acquisitions
Embassy Suites New York Manhattan Times Square
On January 22, 2019, we acquired a 100% interest in the 310-room Embassy Suites New York Manhattan Times Square for $195.0 million in cash. In connection with this transaction, we entered into a $145.0 million mortgage loan (see note 8).
We accounted for this transaction as an asset acquisition because substantially all of the fair value of the gross assets acquired were concentrated in a group of similar identifiable assets. We allocated the cost of the acquisition including transaction costs of $1.5 million to the individual assets acquired on a relative fair value basis, which is considered a Level 3 valuation technique, as noted in the following table (in thousands):
Land	$111,619
Buildings and improvements	80,047
Furniture, fixtures and equipment(1)	8,626
Investments in hotel properties, net	$200,292
Key money	(3,800)
$196,492
Net other assets (liabilities)	$1,320

(1)
FF&E of $8.6 million was sold to Ashford Inc. as a part of the ERFP transaction for the Embassy Suites New York Manhattan Times Square.

The results of operations of the hotel property have been included in our results of operations as of the acquisition date. The table below summarizes the total revenue and net income (loss) of the hotel property in our consolidated statements of operations for the year ended December 31, 2019 (in thousands):
Year Ended December 31, 2019
Total revenue	$26,139
Net income (loss)	(3,549)

Hilton Santa Cruz/Scotts Valley
On February 26, 2019, we acquired a 100% interest in the 178-room Hilton Santa Cruz/Scotts Valley for $47.5 million. Consideration included cash of $14.7 million, approximately 147,000 common units in our operating partnership and the assumption of a non-recourse mortgage loan with a face value of approximately $25.3 million and a fair value of $24.9 million (see note 8). The number of common units was determined using a price of $70.00 per common unit. On February 26, 2019, the price per unit was $53.50 resulting in a fair value of $7.9 million.
We accounted for this transaction as an asset acquisition because substantially all of the fair value of the gross assets acquired were concentrated in a group of similar identifiable assets.
We allocated the cost of the acquisition including transaction costs of $355,000 to the individual assets acquired on a relative fair value basis, which is considered a Level 3 valuation technique, as noted in the following table (in thousands):
Land	$9,399
Buildings and improvements	34,276
Furniture, fixtures and equipment(1)	3,852
Investments in hotel properties, net	$47,527
Debt discount	407
$47,934
Net other assets (liabilities)	$38

(1)
$3.9 million of FF&E was sold to Ashford Inc. as a part of the ERFP transaction for the Hilton Santa Cruz/Scotts Valley.

The results of operations of the hotel property have been included in our results of operations as of the acquisition date. The table below summarizes the total revenue and net income (loss) of the hotel property in our consolidated statements of operations for the year ended December 31, 2019 (in thousands):
Year Ended December 31, 2019
Total revenue	$9,106
Net income (loss)	(346)
5.   Hotel Dispositions, Land Sale, Impairment Charges and Insurance Recoveries
Hotel Dispositions
On August 2, 2019, the Company sold the San Antonio Marriott for $34.0 million in cash. The sale resulted in a gain of approximately $2.6 million for the year ended December 31, 2019, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $26.8 million of debt associated with the hotel property. See note 8.
On August 6, 2019, the Company sold the Hilton Garden Inn Wisconsin Dells for $8.0 million in cash. The sale resulted in a loss of approximately $292,000 for the year ended December 31, 2019, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $7.7 million of debt associated with the hotel property. See note 8.
On August 14, 2019, the Company sold the Savannah Courtyard for approximately $29.8 million in cash. The sale resulted in a loss of approximately $60,000 for the year ended December 31, 2019, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $28.8 million of debt associated with the hotel property. See note 8.

On December 3, 2019, the Company sold the SpringHill Suites Jacksonville for approximately $11.2 million in cash. The sale resulted in a gain of approximately $3.8 million for the year ended December 31, 2019, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations.
On February 20, 2018, the Company sold the SpringHill Suites Glen Allen for approximately $10.9 million in cash. The sale resulted in a loss of approximately $13,000 for the year ended December 31, 2018, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $7.6 million of debt associated with the hotel property. See note 8.
On May 1, 2018, the Company sold the SpringHill Suites Centreville for approximately $7.5 million in cash. The sale resulted in a gain of approximately $98,000 for the year ended December 31, 2018, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $6.6 million of debt associated with the hotel property. See note 8.
On May 10, 2018, the Company sold the Residence Inn Tampa for approximately $24.0 million in cash. The sale resulted in a gain of approximately $390,000 for the year ended December 31, 2018, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $22.5 million of debt associated with the hotel property. See note 8.
On February 1, 2017, the Company sold the Renaissance Portsmouth hotel for approximately $9.2 million in cash. The sale resulted in a loss of $43,000 for the year ended December 31, 2017, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $20.2 million of debt associated with the hotel property. See note 8.
On March 6, 2017, the Company sold the Embassy Suites Syracuse for approximately $8.8 million in cash. The sale resulted in a loss of $40,000 for the year ended December 31, 2017, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $20.6 million of debt associated with the hotel property. See note 8.
On June 29, 2017, the Company sold the Crowne Plaza Ravinia in Atlanta, Georgia for approximately $88.7 million in cash. The sale resulted in a gain of $14.1 million for the year ended December 31, 2017, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statements of operations. The Company also repaid approximately $78.7 million of debt associated with the hotel property. See note 8.

We included the results of operations for these hotel properties through the date of disposition as shown in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017. The following table includes condensed financial information from these hotel properties (in thousands):
	Year Ended December 31,
	2019	2018	2017
Total hotel revenue	$18,108	$30,682	$51,458
Total hotel operating expenses	(11,740)	(19,631)	(34,987)
Gain (loss) on sale of assets and hotel properties	6,072	475	14,030
Property taxes, insurance and other	(1,418)	(2,266)	(3,105)
Depreciation and amortization	(2,399)	(4,590)	(9,012)
Impairment charges	(6,533)	(16,983)	(8,301)
Operating income (loss)	2,090	(12,313)	10,083
Interest income	—	—	12
Interest expense and amortization of premiums and loan costs	(808)	(2,983)	(8,290)
Write-off of premiums, loan costs and exit fees	(426)	(524)	(98)
Income (loss) before income taxes	856	(15,820)	1,707
(Income) loss before income taxes attributable to redeemable noncontrolling interests in operating partnership	(136)	2,316	(265)
Net Income (loss) before income taxes attributable to the Company	$720	$(13,504)	$1,442
Land Sale
On October 10, 2019, the Company sold the 1.65-acre parking lot adjacent to the Hilton St. Petersburg Bayfront in St. Petersburg, Florida for consideration of approximately $20.6 million. The sale resulted in a gain of approximately $19.4 million for the year ended December 31, 2019, which was included in “gain (loss) on sale of assets and hotel properties” in the consolidated statement of operations. The Company also repaid approximately $8.0 million of debt associated with the hotel property. See notes 8 and 9.
The consideration received is summarized in the table below (in thousands):
Cash	$8,250
Note receivable – construction financing(1)	3,543
Note receivable – certificate of occupancy(2)	4,047
Other asset – future ownership rights of parking parcel(3)	4,100
Other asset – free use of parking easement prior to development commencement(4)	235
Other asset – reimbursement of parking fees while parking parcel is in development(5)	462
Total	$20,637

(1)
This note receivable has a face value of $4.0 million and was discounted at 7.0%, which represents the stated rate in the note. See note 9.

(2)
This note receivable has a face value of $5.3 million and was discounted at 7.0%, which represents the stated rate in the note. See note 9.

(3)
The $4.1 million is the estimated fair value on the closing date of the transaction.

(4)
This amount represents the value for the time period that the Company will receive free use of the parking easement prior to development commencement. The total amount was discounted at 7.0%.

(5)
This amount represents the value for parking fees that will be reimbursed to the Company during the development of the parking parcel and was discounted at 7.0%.

Impairment Charges and Insurance Recoveries
For the year ended December 31, 2019, we recorded impairment charges of $ 33.6 million. During the second quarter of 2019, we recorded impairment charges of $1.4 million at the Wisconsin Dells Hilton Garden Inn and $5.1 million at the Savannah Courtyard related to the disposition of the hotel properties. In the fourth quarter of 2019, we recorded impairment charges of $9.3 million at the Pittsburgh Hampton Inn Waterfront, $7.6 million at the Stillwater Residence Inn, and $10.2 million at the Washington Hampton Inn Pittsburgh Meadow Lands. These impairment charges resulted from changes in the estimated holding periods of these hotel properties. The impairment charges were based on methodologies discussed in note 2, which are considered Level 3 valuation techniques.
For the year ended December 31, 2018, we recorded a $23.4 million impairment charge, which was comprised of $9.9 million at the San Antonio Marriott, $6.7 million at the Annapolis Crowne Plaza, $5.1 million at the Wisconsin Dells Hilton Garden Inn and $2.0 million at the SpringHill Suites Centreville related to its disposition. The impairment charges were based on methodologies discussed in note 2, which are considered Level 3 valuation techniques. We also recorded impairment adjustments of $275,000 in 2018 based on changes in estimates of property damages incurred from Hurricanes Harvey and Irma.
For the year ended December 31, 2017, we recorded an impairment charge of $8.2 million related to two hotel properties. The impairment charges occurred at the SpringHill Suites Centreville and the SpringHill Suites Glen Allen in the amounts of $4.7 million and $3.5 million, respectively. The impairment charges were based on methodologies discussed in note 2, which are considered Level 3 valuation techniques. The hotel properties were held for sale as of December 31, 2017 and subsequently sold during 2018.
In August and September 2017, twenty-four of our hotel properties in Texas and Florida were impacted by the effects of Hurricanes Harvey and Irma. The Company holds insurance policies that provide coverage for property damage and business interruption after meeting certain deductibles at all of its hotel properties. During 2017, the Company recognized impairment charges, net of anticipated insurance recoveries of $2.0 million. Additionally, the Company recognized remediation and other costs, net of anticipated insurance recoveries of $2.8 million, included primarily in other hotel operating expenses. During the year ended December 31, 2019, 2018 and 2017, the Company received proceeds of $0, $401,000, and $612,000, respectively, for business interruption losses associated with lost profits, which has been recorded as “other” hotel revenue in our consolidated statement of operations, in excess of the deductible of $360,000.
We received additional proceeds of $43,000 and $836,000 associated with property damage from the hurricanes during the years ended December 31, 2019 and 2018. The Company will not record an insurance recovery receivable for business interruption losses associated with lost profits until the amount for such recoveries is known and the amount is realizable.
6.   Leases
On January 1, 2019, we adopted ASC 842 on a modified retrospective basis. We elected the practical expedients which allowed us to apply the new guidance at its effective date on January 1, 2019 without adjusting the comparative prior period financial statements. The package of practical expedients also allowed us to carry forward the historical lease classification. Additionally, we elected the practical expedients allowing us not to separate lease and non-lease components and not record short-term leases on the balance sheet across all existing asset classes.
The adoption of this standard has resulted in the recognition of operating lease ROU assets and lease liabilities primarily related to our ground lease arrangements for which we are the lessee. As of January 1, 2019, we recorded operating lease liabilities of $43.3 million as well as a corresponding operating lease ROU asset of $38.8 million which includes the reclassified intangible assets of $9.0 million, intangible liabilities of $13.0 million and deferred rent of $485,000. The standard did not have a material impact on our consolidated statements of operations and statements of cash flows.
The majority of our leases, as lessee, are operating ground leases. We also have operating equipment leases, such as copier and vehicle leases, at our hotel properties. Some leases include one or more options to renew, with renewal terms that can extend the lease term from 1 year to 99 years. The exercise of lease renewal options is at our sole discretion. Some leases have variable payments, however, if variable payments are contingent, they are not included in the ROU assets and liabilities. We have no finance leases as of December 31, 2019.
The discount rate used to calculate the lease liability and ROU asset related to our ground leases is based on our incremental borrowing rate (“IBR”), as the rate implicit in each lease is not readily determinable. The IBR is determined at commencement of the lease, or upon modification of the lease, as the interest rate a lessee would have to pay to borrow on a fully collateralized basis over a similar term and at an amount equal to the lease payments in a similar economic environment.
During preparation of the December 31, 2019 financial statements management identified an error in the adoption of ASC 842. One lease was inadvertently excluded from the original entry to record the initial operating lease right-of-use asset and operating lease liability in the amount of approximately $8.8 million. Management evaluated the impact of this balance sheet entry and concluded it was immaterial. As a result, the operating lease right-of-use asset and related operating lease liability were recorded as of December 31, 2019 in our consolidated balance sheet as an out-of-period adjustment. There was no impact to net income (loss) or cash flows for any prior period.
As of December 31, 2019, our leased assets and liabilities consisted of the following (in thousands):
December 31, 2019
Assets
Operating lease right-of-use assets	$49,995
Liabilities
Operating lease liabilities	$53,270
We incurred the following operating lease costs related to our operating leases (in thousands):
Classification	Year Ended December 31, 2019
Hotel operating expenses – other(1)	$4,323

(1)
For the year ended December 31, 2019, operating lease cost includes approximately $501,000 of variable lease cost associated with the ground leases and $176,000 of net amortization costs related to the intangible assets and liabilities that were reclassified to “operating lease right-of-use assets” upon adoption of ASC 842. Short-term lease costs in aggregate are immaterial.

Other information related to leases is as follows:
Year Ended December 31, 2019
Supplemental Cash Flows Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases (in thousands)	$3,511
Weighted Average Remaining Lease Term
Operating leases(1)	73 years
Weighted Average Discount Rate
Operating leases(1)	5.17%

(1)
Calculated using the lease term, excluding extension options, and our calculated discount rates of the ground leases and owner managed leases.

Future minimum lease payments due under non-cancellable leases under ASC 840 as of December 31, 2018 were as follows (in thousands):
Operating Leases
2020	$3,425
2021	3,235
2022	3,092
2023	3,026
2024	3,026
Thereafter	204,869
Total future minimum lease payments	220,673
Less: interest	(167,403)
Present value of lease liabilities	$53,270
Future minimum lease payments due under non-cancellable leases under ASC 840 as of December 31, 2018 were as follows (in thousands):
2019	$2,643
2020	2,506
2021	2,379
2022	2,297
2023	2,249
Thereafter	121,697
Total	$133,771
Enhanced Return Funding Program
We lease certain assets from Ashford Inc. under the Enhanced Return Funding Program. See note 17.
7.   Investment in Unconsolidated Entities
Ashford Inc.
As of December 31, 2018, the Company held approximately 598,000 shares of Ashford Inc. common stock, which represented an approximate 25.0% ownership interest in Ashford Inc. with a carrying value of $1.9 million and a fair value of $31.0 million.
On October 2, 2019, the Company entered into a stock purchase agreement with Ashford LLC under which Ashford LLC purchased all of the common stock of Ashford Inc. held by Ashford TRS, totaling 393,077 shares, for $30 per share, resulting in total proceeds of approximately $11.8 million and a gain of $11.8 million to the Company which is included in “other income (expense)” in our consolidated statement of operations for the year ended December 31, 2019. The carrying value of our investment in Ashford Inc. on October 2, 2019 was $0.
On October 21, 2019, the Company announced that its board of directors had declared the distribution of its remaining 205,086 shares of common stock of Ashford Inc. Both common stockholders and unitholders of Ashford Trust received their pro rata share of Ashford Inc. common stock. The distribution to Company common stockholders and unitholders was completed through a pro rata taxable dividend of Ashford Inc. common stock on the Distribution Date to Company Record Holders as of the close of business of the NYSE on the Record Date. On the Distribution Date, each Company Record Holder received approximately 0.0017 shares of Ashford Inc. common stock for every unit and/or share of the Company’s common stock held by such Company Record Holder on the Record Date. No fractional shares of Ashford Inc. common stock were issued. Fractional shares of Ashford Inc. common stock to which Company Record Holders would otherwise be entitled were aggregated and, after the distribution, sold in the open market by the distribution agent. The aggregate net proceeds of the sales were distributed in a pro rata manner as cash payments to the Company Record Holders who would otherwise have received fractional shares of Ashford Inc. common stock. Additionally, Company Record Holders who hold in “street name” on behalf of their customers may sell additional shares into the open market to make cash payments to their customers who would have otherwise received fractional shares of Ashford Inc. common stock. The carrying value of the remaining investment in Ashford Inc. on November 5, 2019 was $0.
Subsequent to the distribution, the Company does not have any ownership interest in Ashford Inc.
The following tables summarize the condensed consolidated balance sheet and our ownership interest in Ashford Inc. as of December 31, 2018, and the condensed consolidated statements of operations of Ashford Inc. and our equity in earnings (loss) for the years ended December 31, 2019, 2018 and 2017 (in thousands):
Ashford Inc.
Condensed Consolidated Balance Sheet
December 31, 2018
Total assets	$379,005
Total liabilities	$108,726
Series B Convertible Preferred Stock	200,847
Redeemable noncontrolling interests	3,531
Total stockholders’ equity of Ashford Inc.	65,443
Noncontrolling interests in consolidated entities	458
Total equity	65,901
Total liabilities and equity	$379,005
Our ownership interest in Ashford Inc.	$1,896
Ashford Inc.
Condensed Consolidated Statements of Operations
	Year Ended December 31,
	2019	2018	2017
Total revenue	$291,250	$195,520	$81,573
Total operating expenses	(302,480)	(196,359)	(92,095)
Operating income (loss)	(11,230)	(839)	(10,522)
Equity in earnings (loss) of unconsolidated entities	(286)	—	—
Realized and unrealized gain (loss) on investments, net	—	—	(91)
Interest expense and amortization of loan costs	(2,367)	(1,200)	(122)
Other income (expense)	49	(505)	264
Income tax benefit (expense)	(1,540)	10,364	(9,723)
Net income (loss)	(15,374)	7,820	(20,194)
(Income) loss from consolidated entities attributable to noncontrolling interests	536	924	358
Net (income) loss attributable to redeemable noncontrolling interests	983	1,438	1,484
Net income (loss) attributable to Ashford Inc.	(13,855)	10,182	(18,352)
Preferred dividends	(14,435)	(4,466)	—
Amortization of preferred stock discount	(1,928)	(730)	—
Net income attributable to common stockholders	$(30,218)	$4,986	$(18,352)
Our equity in earnings (loss) of Ashford Inc.	$(1,896)	$1,459	$(5,437)

OpenKey
OpenKey, which is controlled and consolidated by Ashford Inc., is a hospitality-focused mobile key platform that provides a universal smart phone app and related hardware and software for keyless entry into hotel guest rooms. Our investment is recorded as a component of “investment in unconsolidated entities” in our consolidated balance sheets and is accounted for under the equity method of accounting as we have been deemed to have significant influence over the entity under the applicable accounting guidance. As of December 31, 2019, the Company has made investments in OpenKey totaling $4.6 million. In 2019, 2018, and 2017 we made additional investments in OpenKey of $647,000, $667,000 and $983,000, respectively.
The following table summarizes our carrying value and ownership interest in OpenKey:
	December 31, 2019	December 31, 2018
Carrying value of the investment in OpenKey (in thousands)	$2,829	$2,593
Ownership interest in OpenKey	17.0%	16.3%
The following table summarizes our equity in earnings (loss) in OpenKey (in thousands):
	Year Ended December 31,
Line Item	2019	2018	2017
Equity in earnings (loss) of unconsolidated entity	$(411)	$(592)	$(481)
AQUA U.S. Fund
In June 2015, for consideration of certain marketable securities, we obtained a 52.4% ownership interest in the AQUA U.S. Fund. The AQUA U.S. Fund was managed by Ashford Investment Management, LLC (“AIM”), an indirect subsidiary of Ashford Inc. The AQUA U.S. Fund was consolidated by Ashford Inc. During the first quarter of 2017, we liquidated our investment in the AQUA U.S. Fund subject to a 5% hold back of $2.6 million, which was received during the second quarter of 2017. For the year ended December 31, 2017, our equity in earnings was $52,000.
8.   Indebtedness, net
Indebtedness and the carrying values of related collateral were as follows at December 31, 2019 and 2018 (in thousands):
				December 31, 2019		December 31, 2018
Indebtedness	Collateral	Maturity	Interest Rate	Debt Balance	Book Value of Collateral	Debt Balance	Book Value of Collateral
Mortgage loan(2)	1 hotel	July 2019	4.00%	$—	$—	$5,232	$7,752
Mortgage loan	1 hotel	August 2019	LIBOR(1) + 4.95%	—	—	7,778	9,446
Mortgage loan(3)	8 hotels	February 2020	LIBOR(1) + 2.92%	395,000	331,686	395,000	344,744
Mortgage loan(4)(5)(6)	19 hotels	April 2020	LIBOR(1) + 3.20%	907,030	1,077,936	962,575	1,168,504
Mortgage loan(7)	1 hotel	May 2020	LIBOR(1) + 2.90%	—	—	16,100	29,966
Mortgage loan(8)	1 hotel	June 2020	LIBOR(1) + 5.10%	43,750	60,191	43,750	62,995
Mortgage loan(4)	7 hotels	June 2020	LIBOR(1) + 3.65%	180,720	131,102	180,720	136,325
Mortgage loan(4)	7 hotels	June 2020	LIBOR(1) + 3.39%	174,400	131,420	174,400	137,611
Mortgage loan(4)	5 hotels	June 2020	LIBOR(1) + 3.73%	221,040	175,875	221,040	176,279
Mortgage loan(4)	5 hotels	June 2020	LIBOR(1) + 4.02%	262,640	105,702	262,640	116,304
Mortgage loan(4)	5 hotels	June 2020	LIBOR(1) + 2.73%	160,000	185,854	160,000	189,026
Mortgage loan(4)	5 hotels	June 2020	LIBOR(1) + 3.68%	215,120	198,059	215,120	193,120
Mortgage loan(9)	1 hotel	July 2020	LIBOR(1) + 4.40%	35,200	38,383	35,200	36,177

				December 31, 2019		December 31, 2018
Indebtedness	Collateral	Maturity	Interest Rate	Debt Balance	Book Value of Collateral	Debt Balance	Book Value of Collateral
Mortgage loan(10)	8 hotels	July 2020	LIBOR(1) + 4.33%	144,000	168,054	144,000	173,678
Mortgage loan	1 hotel	November 2020	6.26%	91,542	112,767	93,433	121,162
Mortgage loan(11)	1 hotel	November 2020	LIBOR(1) + 2.55%	25,000	49,748	25,000	49,912
Mortgage loan(12)(13)	17 hotels	November 2020	LIBOR(1) + 3.00%	419,000	263,998	427,000	282,462
Mortgage loan(14)	2 hotels	March 2021	LIBOR(1) + 2.75%	240,000	235,705	—	—
Mortgage loan(15)	1 hotel	February 2022	LIBOR(1) + 3.90%	145,000	189,982	—	—
Mortgage loan(14)	2 hotels	June 2022	LIBOR(1) + 3.00%	—	—	178,099	245,984
Mortgage loan	1 hotel	November 2022	LIBOR(1) + 2.00%	97,000	186,400	97,000	194,886
Mortgage loan(7)	1 hotel	December 2022	LIBOR(1) + 2.25%	16,100	27,498	—	—
Mortgage loan	1 hotel	May 2023	5.46%	51,843	83,824	52,843	79,124
Mortgage loan	1 hotel	June 2023	LIBOR(1) + 2.45%	73,450	107,212	73,450	110,592
Mortgage loan	1 hotel	January 2024	5.49%	6,759	8,112	6,883	8,694
Mortgage loan	1 hotel	January 2024	5.49%	9,865	19,166	10,045	20,516
Mortgage loan	1 hotel	May 2024	4.99%	6,292	6,896	6,414	7,153
Mortgage loan(2)	1 hotel	June 2024	LIBOR(1) + 2.00%	8,881	7,416	—	—
Mortgage loan	3 hotels	August 2024	5.20%	64,207	48,560	65,242	50,768
Mortgage loan	2 hotels	August 2024	4.85%	11,845	11,727	12,048	10,909
Mortgage loan	3 hotels	August 2024	4.90%	23,683	17,348	24,086	16,211
Mortgage loan	2 hotels	February 2025	4.45%	19,438	10,314	19,835	10,423
Mortgage loan	3 hotels	February 2025	4.45%	50,279	70,318	51,304	73,645
Mortgage loan	1 hotel	March 2025	4.66%	24,919	43,577	—	—
				$4,124,003	$4,104,830	$3,966,237	$4,064,368
Premiums, net				655		1,293
Deferred loan costs, net				(18,140)		(40,264)
Indebtedness, net				$4,106,518		$3,927,266

(1)
LIBOR rates were 1.763% and 2.503% at December 31, 2019 and December 31, 2018, respectively.

(2)
On June 7, 2019, we amended this mortgage loan totaling $5.2 million. The amended mortgage loan totaling $8.9 million has a five year term, is interest only and bears interest at a rate of LIBOR + 2.00%.

(3)
This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The first one-year extension period began in February 2020.

(4)
This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions.

(5)
This mortgage loan had a $26.8 million pay down of principal related to the sale of the Marriott San Antonio on August 2, 2019. See note 5.

(6)
This mortgage loan had a $28.8 million pay down of principal related to the sale of the Courtyard Savannah on August 14, 2019. See note 5.

(7)
On December 27, 2019, we amended this mortgage loan totaling $16.0 million. The amended mortgage totaling $16.1 million has a three-year initial term and two one-year extension options, subject to satisfaction of certain conditions. The amended mortgage loan is interest only and bears interest at a rate of LIBOR + 2.25%.

(8)
This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions. The third one-year extension period began in June 2019.

(9)
This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions. The third one-year extension period, which began in July 2019, resulted in a change in the interest rate in accordance with the original loan terms. The interest rate at December 31, 2018 was LIBOR + 4.15%.

(10)
This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions. The third one-year extension period, which began in July 2019, resulted in a change in the interest rate in accordance with the original loan terms. The interest rate at December 31, 2018 was LIBOR + 4.09%.

(11)
This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions.

(12)
This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The first one-year extension period began in November 2019.

(13)
This mortgage loan had an $8.0 million pay down of principal related to the sale of the parking lot adjacent to the Hilton St. Petersburg Bayfront on October 10, 2019. See note 5.

(14)
On March 5, 2019, we refinanced this mortgage loan totaling $178.1 million with a new $240.0 million mortgage loan with a two-year initial term and five one-year extension options, subject to the satisfaction of certain conditions. The new mortgage loan is interest only and bears interest at a rate of LIBOR + 2.75%.

(15)
This mortgage loan has two one-year extension options, subject to satisfaction of certain conditions.

On January 17, 2018, we refinanced our $376.8 million mortgage loan. The new mortgage loan totaled $395.0 million. The new mortgage loan has a two-year initial term and five one year extension options, subject to the satisfaction of certain conditions. The mortgage loan is interest only and provides for an interest rate of LIBOR + 2.92%. The new mortgage loan is secured by eight hotels: Embassy Suites Portland, Embassy Suites Crystal City, Embassy Suites Orlando, Embassy Suites Santa Clara, Crowne Plaza Key West, Hilton Costa Mesa, Sheraton Minneapolis, and Historic Inns of Annapolis.
On February 20, 2018, we repaid $7.6 million of principal on our mortgage loan partially secured by the SpringHill Suites Glen Allen. This hotel property was sold on February 20, 2018. See note 5.
On April 9, 2018, we refinanced our $971.7 million mortgage loan secured by 22 hotel properties. The new mortgage loan totaled $985.0 million, is interest only and provides for an interest rate of LIBOR + 3.20%. The stated maturity is April 2020 with five one-year extension options, subject to the satisfaction of certain conditions. The new mortgage loan is secured by the same 22 hotel properties that include: the Courtyard Boston Downtown, Courtyard Denver, Courtyard Gaithersburg, Courtyard Savannah, Hampton Inn Parsippany, Hilton Parsippany, Hilton Tampa, Hilton Garden Inn Austin, Hilton Garden Inn BWI, Hilton Garden Inn Virginia Beach, Hyatt Windwatch Long Island, Hyatt Savannah, Marriott DFW Airport, Marriott Omaha, Marriott San Antonio, Marriott Sugarland, Renaissance Palm Springs, Ritz-Carlton Atlanta, Residence Inn Tampa, Churchill, Melrose and Silversmith.
On May 1, 2018, we repaid $6.6 million of principal on our mortgage loan partially secured by the SpringHill Suites Centreville. This hotel property was sold on May 1, 2018. See note 5.
On May 10, 2018, we repaid $22.5 million of principal on our mortgage loan partially secured by the Residence Inn Tampa. This hotel property was sold on May 10, 2018. See note 5.
On June 13, 2018, we refinanced seven mortgage loans with existing outstanding balances totaling $1.068 billion. The new financing is comprised of six separate mortgage loans that total approximately $1.270 billion. Each has a two-year initial term with five one-year extension options, subject to the satisfaction of certain conditions. The original principal amounts of each mortgage loan and the hotel properties securing each mortgage loan are set forth in the following table:
Mortgage Loan	Principal Amount (in thousands)	Interest Rate	Secured Hotel Properties
A	$180,720	LIBOR + 3.65%	Courtyard Columbus Tipton Lakes
Courtyard Scottsdale Old Town
Residence Inn Phoenix Airport
SpringHill Suites Manhattan Beach
SpringHill Suites Plymouth Meeting
Residence Inn Las Vegas Hughes Center
Residence Inn Newark

Mortgage Loan	Principal Amount (in thousands)	Interest Rate	Secured Hotel Properties
B	$174,400	LIBOR + 3.39%	Courtyard Newark SpringHill Suites BWI Courtyard Oakland Airport Courtyard Plano Legacy Residence Inn Plano TownePlace Suites Manhattan Beach Courtyard Basking Ridge
C	$221,040	LIBOR + 3.73%	Sheraton San Diego Mission Valley Sheraton Bucks County Hilton Ft. Worth Hyatt Regency Coral Gables Hilton Minneapolis
D	$262,640	LIBOR + 4.02%	Hilton Santa Fe Embassy Suites Dulles Marriott Beverly Hills One Ocean Marriott Suites Dallas Market Center
E(1)	$216,320	LIBOR + 4.36%	Marriott Memphis East Embassy Suites Philadelphia Airport Sheraton Anchorage Lakeway Resort & Spa Marriott Fremont
F	$215,120	LIBOR + 3.68%	W Atlanta Downtown Embassy Suites Flagstaff Embassy Suites Walnut Creek Marriott Bridgewater Marriott Durham Research Triangle Park

(1)
On July 3, 2018, we purchased $56.3 million of mezzanine debt related to the Pool E loan that was issued in conjunction with the June 13, 2018 refinancing. The net interest rate after the purchase of the Pool E loan is LIBOR + 2.73%.

On June 29, 2018, in connection with the acquisition of the Hilton Alexandria Old Town in Alexandria, Virginia, we completed the financing of a $73.5 million mortgage loan. This mortgage loan is interest only and provides for an interest rate of LIBOR + 2.45%. The stated maturity date of the mortgage loan is June 2023, with no extension options. The mortgage loan is secured by the Hilton Alexandria Old Town.
On July 3, 2018, we purchased $56.3 million of mezzanine debt related to the Pool E loan that was issued in conjunction with the June 13, 2018 refinancing. The net interest rate after the purchase of the Pool E loan is LIBOR + 2.73%. The mezzanine debt receivable purchase and corresponding mezzanine debt eliminate in consolidation.
On September 27, 2018, we established a secured credit facility with a borrowing capacity of up to $100.0 million, which is secured by a pledge of 100% of the equity interests in the subsidiaries that own the hotel property for which revolving credit facility funds would be used to acquire. The interest rate associated with the secured credit facility is either the Base Rate + 1.65% or LIBOR + 2.65% at the Company’s election. The Base Rate is the greater of (i) the prime rate set by Bank of America; (ii) federal funds rate + 0.5%; or (iii) LIBOR + 1.0%. The secured credit facility expired on September 26, 2019. No amounts were drawn on the secured credit facility at expiration.
On November 8, 2018, in connection with the acquisition of the La Posada de Santa Fe, we completed the financing of a $25.0 million mortgage loan. This mortgage loan is interest only and provides for an interest rate of LIBOR + 2.55%. The stated maturity date of the mortgage loan is November 2020, with three one-year extension options. The mortgage loan is secured by the La Posada de Santa Fe.

On January 22, 2019, in connection with the acquisition of the Embassy Suites New York Manhattan Times Square, we completed the financing of a $145.0 million mortgage loan. This mortgage loan is interest only and provides for an interest rate of LIBOR + 3.90%. The stated maturity date of the mortgage loan is February 2022, with two one-year extensions. The mortgage loan is secured by the Embassy Suites New York Manhattan Times Square.
On February 26, 2019, in connection with the acquisition of the Hilton Santa Cruz/Scotts Valley, we assumed a $25.3 million non-recourse mortgage loan with a fair value of $24.9 million. This mortgage loan amortizes monthly and provides for a fixed interest rate of 4.66%. The stated maturity date is March 2025. The mortgage loan is secured by the Hilton Santa Cruz/Scotts Valley. See note 4.
On March 5, 2019, we refinanced our $178.1 million mortgage loan, secured by the Renaissance Nashville and Westin Princeton. The new mortgage loan totals $240.0 million. The new mortgage loan is interest only and provides for an interest rate of LIBOR + 2.75%. The stated maturity is March 2021 with five one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Renaissance Nashville and Westin Princeton.
On June 7, 2019, we amended the mortgage loan secured by the Fort Worth Ashton totaling $5.2 million. The amended mortgage loan totaling $8.9 million has a five-year term, is interest only and bears interest at a rate of LIBOR + 2.00%.
On August 2, 2019, we repaid $26.8 million of principal on our mortgage loan partially secured by the San Antonio Marriott. This hotel property was sold on August 2, 2019. See note 5.
On August 6, 2019, we repaid $7.7 million of principal on our mortgage loan secured by the Hilton Garden Inn Wisconsin Dells. This hotel property was sold on August 6, 2019. See note 5.
On August 14, 2019, we repaid $28.8 million of principal on our mortgage loan partially secured by the Courtyard Savannah. This hotel property was sold on August 14, 2019. See note 5.
On October 10, 2019, we repaid $8.0 million of principal on our mortgage loan partially secured by the Hilton St. Petersburg Bayfront in connection with selling the 1.65-acre parking lot adjacent to the hotel on October 10, 2019. See note 5.
On December 27, 2019, we amended the mortgage loan secured by the Indigo Atlanta totaling $16.0 million. The amended mortgage loan totaling $16.1 million has a three-year term, is interest only and bears interest at a rate of LIBOR + 2.25%. The stated maturity is December 2022 with two one-year extension options, subject to the satisfaction of certain conditions.
During the years ended December 31, 2019, 2018, and 2017 we recognized premium amortization as presented in the table below (in thousands):
	Year Ended December 31,
Line Item	2019	2018	2017
Interest expense and amortization of premium and loan costs	$232	$277	$1,953
The amortization of the net premium is computed using a method that approximates the effective interest method, which is included in “interest expense and amortization of premiums and loan costs” in the consolidated statements of operations.
We are required to maintain certain financial ratios under various debt and related agreements. If we violate covenants in any debt or related agreement, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. The assets of certain of our subsidiaries are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of Ashford Trust or Ashford Trust OP, our operating partnership, and the liabilities of such subsidiaries do not constitute the obligations of Ashford Trust or Ashford Trust OP. As of December 31, 2019, we were in compliance in all material respects with all covenants or other requirements set forth in our debt and related agreements as amended.

Maturities and scheduled amortizations of indebtedness as of December 31, 2019 for each of the five following years and thereafter are as follows (in thousands):
2020	$3,279,403
2021	5,485
2022	503,868
2023	126,875
2024	124,705
Thereafter	83,667
Total	$4,124,003
9.   Notes Receivable, net and Other
On October 10, 2019, the Company sold the 1.65-acre parking lot adjacent to the Hilton St. Petersburg Bayfront in St. Petersburg, Florida. The consideration received is summarized in the table below (in thousands):
Cash	$8,250
Note receivable – construction financing	3,543
Note receivable – certificate of occupancy	4,047
Other asset – future ownership rights of parking parcel	4,100
Other asset – free use of parking easement prior to development commencement	235
Other asset – reimbursement of parking fees while parking parcel is in development	462
Total	$20,637
Notes Receivable, net
Notes receivable, net are summarized in the table below (dollars in thousands):
	Interest Rate	December 31, 2019
Construction Financing Note(1)
Face amount	7.0%	$4,000
Discount(2)		(402)
		3,598
Certificate of Occupancy Note(3)
Face amount	7.0%	$5,250
Discount(4)		(1,139)
		4,111
Note receivable, net		$7,709

(1)
The outstanding principal balance and all accrued and unpaid interest shall be due and payable on or before the earlier of (i) the buyer closing on third party institutional financing for the construction of improvements on the property, (ii) three years after the development commencement date, or (iii) July 9, 2024.

(2)
The discount represents the imputed interest during the interest free period. Interest begins accruing on July 9, 2021.

(3)
The outstanding principal balance and all accrued and unpaid interest shall be due and payable on or before July 9, 2025.

(4)
The discount represents the imputed interest during the interest free period. Interest begins accruing on July 9, 2023.

No cash interest income was recorded for the year ended December 31, 2019. For the year ended December 31, 2019, we recognized discount amortization of $119,000, which is included in “other income (expense)” in the consolidated statement of operations.
As of December 31, 2019, there was no allowance related to the notes receivable as collectibility is considered probable.
Other
Other consideration is summarized in the table below (dollars in thousands, except interest rates):
	Interest Rate	December 31, 2019
Future ownership rights of parking parcel	7.0%	$4,100
Imputed accrued interest		72
		4,172(1)
Free use of parking easement prior to development commencement	7.0%	$235
Accumulated amortization		(118)
		117(1)
Reimbursement of parking fees while parking parcel is in development(2)	7.0%	$462
Accumulated amortization		—
		462(1)
Total		$4,751

(1)
Included in “other assets” in the consolidated balance sheets.

(2)
Amortization will commence when the parking parcel begins development.

For the year ended December 31, 2019, we recognized imputed accrued interest of $72,000 and amortization of $118,000 related to the free use of parking easement, which are included in “other income (expense)” in the consolidated statement of operations.
10.   Derivative Instruments and Hedging
Interest Rate Derivatives — We are exposed to risks arising from our business operations, economic conditions and financial markets. To manage these risks, we primarily use interest rate derivatives to hedge our debt and our cash flows. The interest rate derivatives currently include interest rate caps and interest rate floors. These derivatives are subject to master netting settlement arrangements. To mitigate the nonperformance risk, we routinely use a third party’s analysis of the creditworthiness of the counterparties, which supports our belief that the counterparties’ nonperformance risk is limited. All derivatives are recorded at fair value.

The following table presents a summary of our interest rate derivatives entered into over each applicable period:
	Year Ended December 31,
	2019	2018	2017
Interest rate caps:
Notional amount (in thousands)	$1,051,050 (1)	$3,614,618 (1)	$2,539,700(1)
Strike rate low end of range	1.50%	1.50%	1.50%
Strike rate high end of range	4.88%	5.71%	5.84%
Effective date range	January 2019 – November 2019	January 2018 – November 2018	February 2017 – October 2017
Termination date range	June 2020 – February 2022	January 2019 – November 2020	February 2018 – November 2019
Total cost (in thousands)	$1,112	$3,143	$871
Interest rate floors:
Notional amount (in thousands)	$6,000,000 (1)	$12,025,000 (1)	$10,750,000 (1)
Strike rate low end of range	1.63%	1.25%	1.00%
Strike rate high end of range	1.63%	2.00%	1.50%
Effective date range	January 2019	July 2018 – November 2018	September 2017 – December 2017
Termination date range	March 2019	September 2019 – November 2021	March 2019 – June 2019
Total cost (in thousands)	$225	$432	$388

(1)
These instruments were not designated as cash flow hedges

We held interest rate instruments as summarized in the table below:
	December 31, 2019	December 31, 2018
Interest rate caps:
Notional amount (in thousands)	$3,799,740 (1)	$3,953,718(1)
Strike rate low end of range	1.50%	1.50%
Strike rate high end of range	5.22%	5.71%
Termination date range	February 2020 – February 2022	January 2019 – November 2020
Aggregate principle balance on corresponding mortgage loans (in thousands)	$3,666,331	$3,521,872
Interest rate floors:
Notional amount (in thousands)	$12,025,000 (1)	$28,775,000(1)
Strike rate low end of range	(0.25)%	(0.25)%
Strike rate high end of range	1.63%	2.00%
Termination date range	March 2020 – November 2021	March 2019 – November 2021

(1)
These instruments were not designated as cash flow hedges

(2)
Cash collateral is posted by us as well as our counterparties. We offset the fair value of the derivative and the obligation/right to return/reclaim cash collateral.

Credit Default Swap Derivatives — We use credit default swaps, tied to the CMBX index, to hedge financial and capital market risk. A credit default swap is a derivative contract that functions like an insurance policy against the credit risk of an entity or obligation. The seller of protection assumes the credit risk of the reference obligation from the buyer (us) of protection in exchange for annual premium payments. If a default or a loss, as defined in the credit default swap agreements, occurs on the underlying bonds, then the buyer of protection is protected against those losses. The only liability for us, the buyer, is the annual premium and any change in value of the underlying CMBX index (if the trade is terminated prior to maturity). For all CMBX trades completed to date, we were the buyer of protection. Credit default swaps are subject to master-netting settlement arrangements and credit support annexes. As of December 31, 2019, we held credit default swaps with notional amounts totaling $212.5 million. These credit default swaps had effective dates from February 2015 to August 2017 and expected maturity dates from October 2023 to October 2026. Assuming the underlying bonds pay off at par over their remaining average life, our total exposure for these trades was approximately $3.2 million as of December 31, 2019. Cash collateral is posted by us as well as our counterparties. We offset the fair value of the derivative and the obligation/right to return/reclaim cash collateral. The change in market value of credit default swaps is settled net through posting cash collateral or reclaiming cash collateral between us and our counterparties when the change in market value is over $250,000.
Futures Contracts — During the year ended December 31, 2016, we purchased an option on Eurodollar futures for a total cost of $250,000, and maturity date of June 2017. There were no purchases during the years ended December 31, 2019, 2018 and 2017.
11.   Fair Value Measurements
Fair Value Hierarchy — For disclosure purposes, financial instruments, whether measured at fair value on a recurring or nonrecurring basis or not measured at fair value, are classified in a hierarchy consisting of three levels based on the observability of valuation inputs in the market place as discussed below:
•
Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•
Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

Fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts/payments and the discounted expected variable cash payments/receipts. Fair values of interest rate caps, floors, flooridors, and corridors are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below the strike rates of the floors or rise above the strike rates of the caps. Variable interest rates used in the calculation of projected receipts and payments on the swaps, caps, and floors are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities (Level 2 inputs). We also incorporate credit valuation adjustments (Level 3 inputs) to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk.
Fair values of credit default swaps are obtained from a third party who publishes various information including the index composition and price data (Level 2 inputs). The fair value of credit default swaps does not contain credit-risk-related adjustments as the change in fair value is settled net through posting cash collateral or reclaiming cash collateral between us and our counterparty.
Fair values of interest rate floors are calculated using a third-party discounted cash flow model based on future cash flows that are expected to be received over the remaining life of the floor. These expected future cash flows are probability-weighted projections based on the contract terms, accounting for both the magnitude and likelihood of potential payments, which are both computed using the appropriate LIBOR forward curve and market implied volatilities as of the valuation date (Level 2 inputs).

Fair value of options on futures contracts is determined based on the last reported settlement price as of the measurement date (Level 1 inputs). These exchange-traded options are centrally cleared, and a clearinghouse stands in between all trades to ensure that the obligations involved in the trades are satisfied.
Fair values of marketable securities and liabilities associated with marketable securities, including public equity securities, equity put and call options, and other investments, are based on their quoted market closing prices (Level 1 inputs).
When a majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties, which we consider significant (10% or more) to the overall valuation of our derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. Transfers of inputs between levels are determined at the end of each reporting period. In determining the fair values of our derivatives at December 31, 2019, the LIBOR interest rate forward curve (Level 2 inputs) assumed a downtrend from 1.76% to 1.47% for the remaining term of our derivatives. Credit spreads (Level 3 inputs) used in determining the fair values derivatives assumed an uptrend in nonperformance risk for us and all of our counterparties through the maturity dates.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table presents our assets and liabilities measured at fair value on a recurring basis aggregated by the level within which measurements fall in the fair value hierarchy (in thousands):
	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting(1)	Total
December 31, 2019
Assets
Derivative assets:
Interest rate derivatives – floors	$—	$42	$—	$257	$299(2)
Interest rate derivatives – caps	—	47	—	—	47(2)
Credit default swaps	—	(1,579)	—	2,924	1,345(2)
	—	(1,490)	—	3,181	1,691
Non-derivative assets:
Equity securities	14,591	—	—	—	14,591(3)
Total	$14,591	$(1,490)	$—	$3,181	$16,282
Liabilities
Derivative liabilities:
Credit default swaps	—	(1,092)	—	1,050	(42)(4)
Net	$14,591	$(2,582)	$—	$4,231	$16,240
December 31, 2018:
Assets
Derivative assets:
Interest rate derivatives – floors	$—	$255	$—	$208	$463(2)
Interest rate derivatives – caps	—	601	—	—	601(2)
Credit default swaps	—	520	—	812	1,332(2)
	—	1,376	—	1,020	2,396
Non-derivative assets:
Equity securities	21,816	—	—	—	21,816(3)
Total	$21,816	$1,376	$—	$1,020	$24,212
Liabilities
Derivative liabilities:
Credit default swaps	—	—	—	(50)	$(50)(4)
Net	$21,816	$1,376	$—	$970	$24,162

(1)
Represents net cash collateral posted between us and our counterparties.

(2)
Reported net as “derivative assets, net” in our consolidated balance sheets.

(3)
Reported as “marketable securities” in our consolidated balance sheets.

(4)
Reported net as “derivative liabilities, net” in our consolidated balance sheets.

Effect of Fair Value Measured Assets and Liabilities on Consolidated Statements of Operations
The following tables summarize the effect of fair value measured assets and liabilities on the consolidated statements of operations (in thousands):
	Gain (Loss) Recognized in Income
	Year Ended December 31,
	2019	2018	2017
Assets
Derivative assets:
Interest rate derivatives – floors	$(438)	$(488)	$(2,435)
Interest rate derivatives – caps	(1,666)	(2,678)	(758)
Credit default swaps	(2,098)(4)	703(4)	(4,201)(4)
Options on futures contracts	—	—	(116)
Non-derivative assets:
Equity	1,980	(924)	(3,678)
Total	(2,222)	(3,387)	(11,188)
Liabilities
Derivative liabilities:
Credit default swaps	(1,092)	285	—
Net	$(3,314)	$(3,102)	$(11,188)
Total combined
Interest rate derivatives – floors	$362	$(488)	$(2,435)
Interest rate derivatives – caps	(1,666)	(2,678)	(758)
Credit default swaps	(3,190)	988	(36)
Options on futures contracts	—	—	427
Total derivatives	(4,494)(1)	(2,178)(1)	(2,802)(1)
Realized gain (loss) on credit default swaps	—(2)(4)	—(2)(4)	(4,165)(2)(4)
Realized gain (loss) on options on futures contracts	(800)(2)	—(2)	(543)(2)
Unrealized gain (loss) on marketable securities	1,896(3)	(1,013)(3)	(4,649)(3)
Realized gain (loss) on marketable securities	84(2)	89(2)	971(2)
Net	$(3,314)	$(3,102)	$(11,188)

(1)
Reported as “unrealized gain (loss) on derivatives” in our consolidated statements of operations.

(2)
Included in “other income (expense)” in our consolidated statements of operations.

(3)
Reported as “unrealized gain (loss) on marketable securities” in our consolidated statements of operations.

(4)
Excludes costs of $1,077, $1,045 and $1,036 in 2019, 2018 and 2017, respectively, included in “other income (expense)” associated with credit default swaps.

12.   Summary of Fair Value of Financial Instruments
Determining estimated fair values of our financial instruments such as notes receivable and indebtedness requires considerable judgment to interpret market data. Market assumptions and/or estimation methodologies used may have a material effect on estimated fair value amounts. Accordingly, estimates presented are not necessarily indicative of amounts at which these instruments could be purchased, sold, or settled.
Carrying amounts and estimated fair values of financial instruments, for periods indicated, were as follows (in thousands):
	December 31, 2019		December 31, 2018
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets and liabilities measured at fair value:
Marketable securities	$14,591	$14,591	$21,816	$21,816
Derivative assets, net	1,691	1,691	2,396	2,396
Derivative liabilities, net	42	42	50	50
Financial assets not measured at fair value:
Cash and cash equivalents	$262,636	$262,636	$319,210	$319,210
Restricted cash	135,571	135,571	120,602	120,602
Accounts receivable, net	39,638	39,638	37,060	37,060
Notes receivable, net	7,709	$7,323 to $8,095	—	—
Due from related parties, net	3,019	3,019	—	—
Due from third-party hotel managers	17,368	17,368	21,760	21,760
Financial liabilities not measured at fair value:
Indebtedness	$4,124,658	$3,881,453 to $4,290,027	$3,967,530	$3,773,343 to $4,170,538
Accounts payable and accrued expenses	134,341	134,341	136,757	136,757
Dividends and distributions payable	20,849	20,849	26,794	26,794
Due to Ashford Inc., net	6,570	6,570	23,034	23,034
Due to related parties, net	—	—	1,477	1,477
Due to third-party hotel managers	2,509	2,509	2,529	2,529
Cash, cash equivalents, and restricted cash.   These financial assets bear interest at market rates and have original maturities of less than 90 days. The carrying value approximates fair value due to their short-term nature. This is considered a Level 1 valuation technique.
Accounts receivable, net, accounts payable and accrued expenses, dividends and distributions payable, due to/from related parties, net, due to Ashford Inc., net and due to/from third-party hotel managers.   The carrying values of these financial instruments approximate their fair values due to their short-term nature. This is considered a Level 1 valuation technique.
Notes receivable, net.   The carrying amount of notes receivable, net approximates its fair value. We estimate the fair value of the notes receivable, net to be approximately 95% to 105% of the carrying value of $7.7 million as of December 31, 2019.
Marketable securities.   Marketable securities consist of U.S. treasury bills, publicly traded equity securities, and put and call options on certain publicly traded equity securities. The fair value of these investments is based on quoted market closing prices at the balance sheet date. See notes 2 and 11 for a complete description of the methodology and assumptions utilized in determining the fair values.
Indebtedness.   Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. Current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied and adjusted for credit spreads. Credit spreads take into consideration general market conditions, maturity, and collateral. We estimated the fair value of total indebtedness to be approximately 94.1% to 104.0% of the carrying value of $4.1 billion at December 31, 2019 and approximately 95.1% to 105.1% of the carrying value of $4.0 billion at December 31, 2018. This is considered a Level 2 valuation technique.
Derivative assets, net and derivative liabilities, net.   Fair value of interest rate caps is determined using the net present value of expected cash flows of each derivative based on the market-based interest rate curve and adjusted for credit spreads of us and our counterparties. Fair values of credit default swap derivatives are obtained from a third party who publishes the CMBX index composition and price data. Fair values of interest rate floors are calculated using a third-party discounted cash flow model based on future cash flows that are expected to be received over the remaining life of the floor. Fair values of options on futures contracts are valued at their last reported settlement price as of the measurement date. See notes 2, 10, and 11 for a complete description of the methodology and assumptions utilized in determining fair values.
13.   Income (Loss) Per Share
Basic income (loss) per common share is calculated using the two-class method by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is calculated using the two-class method, or treasury stock method if more dilutive, and reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower income per share.
The following table reconciles the amounts used in calculating basic and diluted income (loss) per share (in thousands, except per share amounts):
	Year Ended December 31,
	2019	2018	2017
Income (loss) allocated to common stockholders – basic and diluted:
Income (loss) attributable to the Company	$(113,635)	$(126,966)	$(67,008)
Less: Dividends on preferred stock	(42,577)	(42,577)	(44,761)
Less: Extinguishment of issuance costs upon redemption of preferred stock	—	—	(10,799)
Less: Dividends on common stock	(29,840)	(47,057)	(45,752)
Less: Dividends on unvested performance stock units	(475)	(50)	(393)
Less: Dividends on unvested restricted shares	(801)	(844)	(959)
Undistributed income (loss) allocated to common stockholders	(187,328)	(217,494)	(169,672)
Add back: Dividends on common stock	29,840	47,057	45,752
Distributed and undistributed income (loss) allocated to common stockholders – basic and diluted	$(157,488)	$(170,437)	$(123,920)
Weighted average common shares outstanding:
Weighted average common shares outstanding – basic and diluted	9,984	9,728	9,521
Basic income (loss) per share:
Net income (loss) allocated to common stockholders per share	$(15.77)	$(17.52)	$(13.02)
Diluted income (loss) per share:
Net income (loss) allocated to common stockholders per share	$(15.77)	$(17.52)	$(13.02)

Due to their anti-dilutive effect, the computation of diluted income (loss) per share does not reflect adjustments for the following items (in thousands):
	Year Ended December 31,
	2019	2018	2017
Income (loss) allocated to common stockholders is not adjusted for:
Income (loss) allocated to unvested restricted shares	$801	$844	$959
Income (loss) allocated to unvested performance stock units	475	50	393
Income (loss) attributable to noncontrolling interest in operating partnership	(28,932)	(29,313)	(21,642)
Total	$(27,656)	$(28,419)	$(20,290)
Weighted average diluted shares are not adjusted for:
Effect of unvested restricted shares	7	11	38
Effect of unvested performance stock units	7	25	26
Effect of assumed conversion of operating partnership units	1,908	1,760	1,734
Total	1,922	1,796	1,798
14.   Redeemable Noncontrolling Interests in Operating Partnership
Redeemable noncontrolling interests in the operating partnership represents the limited partners’ proportionate share of equity in earnings/losses of the operating partnership, which is an allocation of net income/loss attributable to the common unit holders based on the weighted average ownership percentage of these limited partners’ common units of limited partnership interest in the operating partnership (the “common units”) and the units issued under our Long-Term Incentive Plan (the “LTIP units”) that are vested. Each common unit may be redeemed for either cash or, at our sole discretion, up to one share of our REIT common stock, which is either: (i) issued pursuant to an effective registration statement; (ii) included in an effective registration statement providing for the resale of such common stock; or (iii) issued subject to a registration rights agreement.
LTIP units, which are issued to certain executives and employees of Ashford LLC as compensation, have vesting periods ranging from three years to five years. Additionally, certain independent members of the board of directors have elected to receive LTIP units as part of their compensation, which are fully vested upon grant. Upon reaching economic parity with common units, each vested LTIP unit can be converted by the holder into one common unit which can then be redeemed for cash or, at our election, settled in our common stock. An LTIP unit will achieve parity with the common units upon the sale or deemed sale of all or substantially all of the assets of the operating partnership at a time when our stock is trading at a level in excess of the price it was trading on the date of the LTIP issuance. More specifically, LTIP units will achieve full economic parity with common units in connection with (i) the actual sale of all or substantially all of the assets of the operating partnership or (ii) the hypothetical sale of such assets, which results from a capital account revaluation, as defined in the partnership agreement, for the operating partnership.
The compensation committee of the board of directors of the Company may authorize the issuance of Performance LTIP units to certain executive officers and directors from time to time. The award agreements provide for the grant of a target number of Performance LTIP units that will be settled in common units of Ashford Trust OP, if, when and to the extent the applicable vesting criteria have been achieved following the end of the performance and service period. The number of Performance LTIP units actually earned may range from 0% to 200% of target based on achievement of specified absolute and relative total stockholder returns based on the formulas determined by the Company’s Compensation Committee on the grant date. As of December 31, 2019, there were approximately 188,000 Performance-based LTIP units, representing 200% of the target number granted, outstanding. The performance criteria for the Performance LTIP units are based on market conditions under the relevant literature, and the Performance LTIP units were granted to non-employees. During the year ended December 31, 2018, approximately 74,000 performance-based LTIP units were canceled due to the market condition criteria not being met. Following the adoption of ASU 2018-07 in the third quarter of 2018, the corresponding compensation cost is recognized ratably over the service period for the award as the service is rendered, based on the grant date fair value of the award, regardless of the actual outcome of the market condition as opposed to being accounted for at fair value based on the market price of the shares at each quarterly measurement date.
As of December 31, 2019, we have issued a total of 1.2 million LTIP and Performance LTIP units, net of Performance LTIP cancellations. All LTIP and Performance LTIP units other than approximately 77,000 units (none of which are Performance LTIP units) have reached full economic parity with, and are convertible into, common units upon vesting.
We recorded compensation expense for Performance LTIP units and LTIP units as presented in the table below (in thousands):
		Year Ended December 31,
Type	Line Item	2019	2018	2017
Performance LTIP units	Advisory services fee	$3,594	$6,797	$1,785
LTIP units	Advisory services fee	3,264	3,508	2,800
LTIP units – independent directors	Corporate, general and administrative	446	536	475
		$7,304	$10,841	$5,060
The unamortized cost of the unvested Performance LTIP units, which was $2.4 million at December 31, 2019, will be expensed over a period of 2.0 years with a weighted average period of 0.7 years. The unamortized cost of the unvested LTIP units, which was $2.7 million at December 31, 2019, will be expensed over a period of 2.2 years with a weighted average period of 1.3 years.
On February 26, 2019, we issued 147,000 common units in our operating partnership in conjunction with the acquisition of the Hilton Santa Cruz/Scotts Valley. See note 4.
During the years ended December 31, 2019 and 2018, there were no common units redeemed.
During the year ended December 31, 2017, 2,000 common units with an aggregate fair value of $161,000 were redeemed by the holder and, at our election, we issued shares of our common stock to satisfy the redemption price.
The following table presents the redeemable noncontrolling interest in Ashford Trust and the corresponding approximate ownership percentage:
	December 31, 2019	December 31, 2018
Redeemable noncontrolling interests (in thousands)	$69,870	$80,743
Cumulative adjustments to redeemable noncontrolling interests(1) (in thousands)	155,536	146,091
Ownership percentage of operating partnership	15.92%	14.64%

(1)
Reflects the excess of the redemption value over the accumulated historical costs.

We allocated net income (loss) to the redeemable noncontrolling interests and declared aggregate cash distributions to holders of common units and holders of LTIP units, as presented in the table below (in thousands):
	Year Ended December 31,
	2019	2018	2017
Allocated net (income) loss to the redeemable noncontrolling interests	$28,932	$29,313	$21,642
Aggregate cash distributions to holders of common units and LTIP units	6,572	8,789	10,007

A summary of the activity of the units in our operating partnership is as follow (in thousands):
	Year Ended December 31,
	2019	2018	2017
Outstanding at beginning of year	1,992	1,960	1,944
LTIP units issued	34	48	70
Performance LTIP units issued	21	58	118
Performance LTIP units canceled	—	(74)	—
Common units issued for hotel acquisition	147	—	—
Common units converted to common stock	—	—	(2)
Conversion factor adjustment	—	—	(170)
Outstanding at end of year	2,194	1,992	1,960
Common units convertible/redeemable at end of year	1,857	1,665	1,632
15.   Equity
Common Stock and Preferred Stock Repurchases — On December 5, 2017, the board of directors reapproved a stock repurchase program (the “Repurchase Program”) pursuant to which the board of directors granted a repurchase authorization to acquire shares of the Company’s common stock, par value $0.01 per share and preferred stock having an aggregate value of up to $200 million. The board of directors’ authorization replaced any previous repurchase authorizations. For the years ended December 31, 2019, 2018 and 2017, no shares of our common stock or preferred stock have been repurchased under the Repurchase Program.
In addition, we acquired 21,000, 25,000 and 20,000 shares of our common stock in 2019, 2018 and 2017, respectively, to satisfy employees’ statutory minimum U.S. federal income tax obligations in connection with vesting of equity grants issued under our stock-based compensation plan.
At-the-Market Equity Offering Program — On December 11, 2017, Company established an “at-the-market” equity offering program pursuant to which it may, from time to time, sell shares of its common stock having an aggregate offering price of up to $100 million.
The issuance activity is summarized below (in thousands):
	Year Ended December 31,
	2019	2018	2017
Common shares issued	—	243	—
Gross proceed received	$—	$15,522	$—
Commissions and other expenses	—	194	—
Net proceeds	$—	$15,328	$—
Preferred Stock — In accordance with Ashford Trust’s charter, we are authorized to issue 50 million shares of preferred stock, which currently includes Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series G Cumulative Preferred Stock, Series H Cumulative Preferred Stock and Series I Cumulative Preferred Stock.
8.55% Series A Cumulative Preferred Stock.   On September 18, 2017, the Company redeemed its Series A Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued and unpaid dividends through the redemption date, in an amount equal to $0.4631 per share, for a total redemption price of $25.4631 per share.
8.45% Series D Cumulative Preferred Stock.   At December 31, 2019 and 2018, there were 2.4 million shares of Series D Cumulative Preferred Stock outstanding. The Series D Cumulative Preferred Stock ranks senior to all classes or series of the Company’s common stock and future junior securities, on a parity with each series of the Company’s outstanding preferred stock, Series F Cumulative Preferred Stock (noted below), Series G Cumulative Preferred Stock (noted below), Series H Cumulative Preferred Stock (noted below) and Series I Cumulative Preferred Stock (noted below) and with any future parity securities and junior to future senior securities and to all of the Company’s existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company’s affairs. Series D Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series D Cumulative Preferred Stock is redeemable at our option for cash, in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series D Cumulative Preferred Stock quarterly dividends are set at the rate of 8.45% per annum of the $25.00 liquidation preference (equivalent to an annual dividend rate of $2.1124 per share). The dividend rate increases to 9.45% per annum if these shares are no longer traded on a major stock exchange. In general, Series D Cumulative Preferred Stock holders have no voting rights. On September 18, 2017, the Company redeemed approximately 1.6 million shares of its Series D Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued and unpaid dividends through the redemption date, in an amount equal to $0.4577 per share, for a total redemption price of $25.4577 per share. On October 4, 2017, the Company redeemed 379,036 shares of Series D cumulative preferred shares at a redemption price of $25.00 per share, plus accrued and unpaid dividends through the redemption date, in an amount equal to $0.5516 per share, for a total redemption price of $25.5516 per share. On December 8, 2017, the Company redeemed approximately 5.1 million shares of its Series D Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued and unpaid dividends through the redemption date, in an amount equal to $0.3990 per share, for a total redemption price of $25.3990 per share.
7.375% Series F Cumulative Preferred Stock.   At December 31, 2019 and 2018 there were 4.8 million shares of 7.375% Series F Cumulative Preferred Stock outstanding. The Series F Cumulative Preferred Stock ranks senior to all classes or series of the Company’s common stock and future junior securities, on a parity with each series of the Company’s outstanding preferred stock, Series D Cumulative Preferred Stock, Series G Cumulative Preferred Stock (noted below), Series H Cumulative Preferred Stock (noted below) and Series I Cumulative Preferred Stock (noted below) and with any future parity securities and junior to future senior securities and to all of the Company’s existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company’s affairs. Series F Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series F Cumulative Preferred Stock is redeemable at our option for cash (on or after July 15, 2021), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series F Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series F Cumulative Preferred Stock is convertible into a maximum 9.68992 shares of our common stock. The actual number is based on a formula as defined in the Series F Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series F cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series F Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series F Cumulative Preferred Stock will not impact our earnings per share calculations. Series F Cumulative Preferred Stock quarterly dividends are set at the rate of 7.375% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8436 per share). In general, Series F Cumulative Preferred Stock holders have no voting rights.
7.375% Series G Cumulative Preferred Stock.   At December 31, 2019 and 2018 there were 6.2 million shares of 7.375% Series G Cumulative Preferred Stock outstanding. The 6.2 million of Series G Cumulative Preferred Stock ranks senior to all classes or series of the Company’s common stock and future junior securities, on a parity with each series of the Company’s outstanding preferred stock, Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series H Cumulative Preferred Stock (noted below) and Series I Cumulative Preferred Stock (noted below) and with any future parity securities and junior to future senior securities and to all of the Company’s existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company’s affairs. Series G Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series G Cumulative Preferred Stock is redeemable at our option for cash (on or after October 18, 2021), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series G Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series G Cumulative Preferred Stock is convertible into a maximum 8.33333 shares of our common stock. The actual number is based on a formula as defined in the Series G Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series G cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series G Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series G Cumulative Preferred Stock will not impact our earnings per share calculations. Series G Cumulative Preferred Stock quarterly dividends are set at the rate of 7.375% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8436 per share). In general, Series G Cumulative Preferred Stock holders have no voting rights.
7.50% Series H Cumulative Preferred Stock.   At December 31, 2019 and 2018 there were 3.8 million shares of 7.50% Series H Cumulative Preferred Stock outstanding. The Series H Cumulative Preferred Stock ranks senior to all classes or series of the Company’s common stock and future junior securities, on a parity with each series of the Company’s outstanding preferred stock, Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series G Cumulative Preferred Stock and Series I Cumulative Preferred Stock (discussed below) and with any future parity securities and junior to future senior securities and to all of the Company’s existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company’s affairs. Series H Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series H Cumulative Preferred Stock is redeemable at our option for cash (on or after August 25, 2022), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series H Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series H Cumulative Preferred Stock is convertible into a maximum 8.25083 shares of our common stock. The actual number is based on a formula as defined in the Series H Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series H cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series H Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series H Cumulative Preferred Stock will not impact our earnings per share. Series H Cumulative Preferred Stock quarterly dividends are set at the rate of 7.50% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8750 per share). In general, Series H Cumulative Preferred Stock holders have no voting rights.
7.50% Series I Cumulative Preferred Stock.   At December 31, 2019 and 2018 there were 5.4 million shares of 7.50% Series I Cumulative Preferred Stock outstanding. The Series I Cumulative Preferred Stock ranks senior to all classes or series of the Company’s common stock and future junior securities, on a parity with each series of the Company’s outstanding preferred stock (the Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series G Cumulative Preferred Stock and Series H Cumulative Preferred Stock) and with any future parity securities and junior to future senior securities and to all of the Company’s existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company’s affairs. Series I Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series I Cumulative Preferred Stock is redeemable at our option for cash (on or after November 17, 2022), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series I Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series I Cumulative Preferred Stock is convertible into a maximum 8.06452 shares of our common stock. The actual number is based on a formula as defined in the Series I Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series I cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series I Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series I Cumulative Preferred Stock will not impact our earnings per share. Series I Cumulative Preferred Stock quarterly dividends are set at the rate of 7.50% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8750 per share). In general, Series I Cumulative Preferred Stock holders have no voting rights.
Dividends — A summary of dividends declared is as follows (in thousands):
	Year Ended December 31,
	2019	2018	2017
Common stock	$31,116	$47,951	$47,104
Preferred stocks:
Series A Cumulative Preferred Stock	—	—	2,539
Series D Cumulative Preferred Stock	5,048	5,047	18,211
Series F Cumulative Preferred Stock	8,849	8,849	8,849
Series G Cumulative Preferred Stock	11,430	11,431	11,430
Series H Cumulative Preferred Stock	7,125	7,125	2,494
Series I Cumulative Preferred Stock	10,125	10,125	1,238
Total dividends declared	$73,693	$90,528	$91,865
Noncontrolling Interests in Consolidated Entities — Our noncontrolling entity partner had an ownership interest of 15% in two hotel properties. The below table summarized the total carrying value (in thousands), which is reported in equity in the consolidated balance sheets:
	December 31,
	2019	2018
Carrying value of noncontrolling interests	$504	$616
The below table summarizes the (income) loss allocated to noncontrolling interests in consolidating entities (in thousands):
	Year Ended December 31,
Line Item	2019	2018	2017
(Income) loss allocated to noncontrolling interests in consolidated entities	$112	$30	$110
16.   Stock-Based Compensation
Under the Amended and Restated 2011 Stock Incentive Plan approved by stockholders, we are authorized to grant 1.7 million restricted stock units and performance stock units of our common stock as incentive stock awards. At December 31, 2019, 190,000 shares were available for future issuance under the Amended and Restated 2011 Stock Incentive Plan.
Restricted Stock Units — We incur stock-based compensation expense in connection with restricted stock units awarded to certain employees of Ashford LLC and its affiliates. We also issue common stock to certain of our independent directors, which vests immediately upon issuance.
At December 31, 2019, the unamortized cost of the unvested restricted stock units was $7.9 million which will be amortized over a period of 2.2 years with a weighted average period of 1.6 years.

The following table summarizes the stock-based compensation expense (in thousands):
	Year Ended December 31,
Line Item	2019	2018	2017
Advisory services fee	$6,268	$6,698	$4,774
Management fees	768	1,159	645
Corporate, general and administrative–Premier	350	—	—
Corporate, general and administrative–independent directors	90	—	90
	$7,476	$7,857	$5,509
During the year ended December 31, 2018, approximately $1.5 million of the compensation expense was related to the accelerated vesting of equity awards granted to one of our executive officers upon his death, in accordance with the terms of the awards.
A summary of our restricted stock unit activity is as follows (shares in thousands):
	Year Ended December 31,
	2019		2018		2017
	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant
Outstanding at beginning of year	171	$65.60	208	$70.30	163	$83.00
Restricted shares granted	134	53.60	91	66.40	127	64.60
Restricted shares vested	(86)	65.00	(123)	74.10	(76)	88.20
Restricted shares forfeited	(6)	58.20	(5)	64.10	(6)	67.30
Outstanding at end of year	213	$58.60	171	$65.60	208	$70.30
Performance Stock Units—The compensation committee of the board of directors of the Company may authorize the issuance of PSUs, which have a cliff vesting period of three years, to certain executive officers and directors from time to time. The award agreements provide for the grant of a target number of PSUs that will be settled in shares of common stock of the Company, if, when and to the extent the applicable vesting criteria have been achieved following the end of the performance and service period. The number of PSUs actually earned may range from 0% to 200% of target based on achievement of specified absolute and relative total stockholder returns based on the formulas determined by the Company’s Compensation Committee on the grant date. The performance criteria for the PSUs are based on market conditions under the relevant literature, and the PSUs were granted to non-employees. During the year ended December 31, 2018, 25,000 PSUs were canceled due to the market condition criteria not being met. Upon the adoption of ASU 2018-07, in the third quarter of 2018, the corresponding compensation cost is recognized ratably over the service period for the award as the service is rendered, based on the grant date fair value of the award, regardless of the actual outcome of the market condition as opposed to being accounted for at fair value based on the market price of the shares at each quarterly measurement date.
The following table summarizes the compensation expense (in thousands):
	Year Ended December 31,
Line Item	2019	2018	2017
Advisory services fee	$4,937	$8,241	$1,718
During the year ended December 31, 2018, approximately $3.0 million of the compensation expense was related to the accelerated vesting of PSUs granted to one of our executive officers upon his death, in accordance with the terms of the awards.
The unamortized cost of PSUs, which was $6.7 million at December 31, 2019, will be expensed over a period of approximately 2.0 years with a weighted average period of 1.4 years.

A summary of our PSU activity is as follows (shares in thousands):
	Year Ended December 31,
	2019		2018		2017
	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant
Outstanding at beginning of year	77	$63.10	82	$60.70	34	$63.80
PSUs granted	81	53.60	53	66.40	48	58.50
PSUs vested	—	—	(33)	61.90	—	—
PSUs canceled	—	—	(25)	63.80	—	—
Outstanding at end of year	158	$58.20	77	$63.10	82	$60.70
17.   Related Party Transactions
Remington Lodging (prior to Ashford Inc. acquisitions)
Remington Lodging was a property and project management company, wholly owned by our chairman, Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. who is our chairman emeritus. We had master property and project management agreements and property and project management mutual exclusivity agreements with Remington Lodging.
On August 8, 2018, Ashford Inc. completed the acquisition of Remington Lodging’s project management business, Premier. As a result of Ashford Inc.’s acquisition, the project management services are no longer provided by Remington Lodging and are now provided by Premier, a subsidiary of Ashford Inc. under the respective project management agreement with each customer, including Ashford Trust and Braemar.
On November 6, 2019, Ashford Inc. completed the acquisition of Remington Lodging’s hotel management business. As a result of the acquisition, hotel management services that were previously provided by Remington Lodging are now be provided by Remington Hotels, a subsidiary of Ashford Inc. under the respective hotel management agreement with each customer, including Ashford Trust and Braemar under the Remington Hotels name.
Prior to August 8, 2018, we paid Remington Lodging: (a) monthly hotel management fees equal to the greater of $14,000 (increased annually based on consumer price index adjustments) or 3% of gross revenues as well as annual incentive management fees, if certain operational criteria are met; (b) project management fees of up to 4% of project costs; (c) market service fees including purchasing, design and construction management not to exceed 16.5% of project budget cumulatively, including project management fees; and (d) other general and administrative expense reimbursements primarily related to accounting services. This related party allocates such charges to us based on various methodologies, including headcount and actual amounts incurred.
Between August 8, 2018 and November 5, 2019, we paid Remington Lodging monthly hotel management fees equal to the greater of $14,000 (increased annually based on consumer price index adjustments) or 3% of gross revenues as well as annual incentive management fees, if certain operational criteria were met and other general and administrative expense reimbursements primarily related to accounting services.

The following table presents the fees related to our property and project management agreements with Remington Lodging prior to its transactions with Ashford Inc. (in thousands):
	Year Ended December 31,
	2019	2018	2017
Hotel management fees, including incentive hotel management fees	$27,205	$30,890	$30,629
Market service and project management fees	—	11,148	21,315
Corporate general and administrative	6,014	5,872	5,652
Total	$33,219	$47,910	$57,596
As of December 31, 2018, the due to related parties, net of $1.5 million represented accrued base and incentive management fees.
Ashford Inc.
Advisory Agreement
Ashford LLC, a subsidiary of Ashford Inc., acts as our advisor. Our chairman, Mr. Monty J. Bennett, also serves as chairman of the board of directors and chief executive officer of Ashford Inc.
Under our advisory agreement, we pay advisory fees to Ashford LLC. We are required to pay Ashford LLC a monthly base fee that is a percentage of our total market capitalization on a declining sliding scale plus the Net Asset Fee Adjustment, as defined in the advisory agreement, subject to a minimum monthly base fee, as payment for managing our day-to-day operations in accordance with our investment guidelines. Total market capitalization includes the aggregate principal amount of our consolidated indebtedness (including our proportionate share of debt of any entity that is not consolidated but excluding our joint venture partners’ proportionate share of consolidated debt). The range of base fees on the scale is between 0.70% and 0.50% per annum for total market capitalization that ranges from less than $6.0 billion to greater than $10.0 billion. At December 31, 2019, the monthly base fee was 0.70% based on our current market capitalization. We are also required to pay Ashford LLC an incentive fee that is measured annually (or stub period if the advisory agreement is terminated at other than year-end). Each year that our annual total stockholder return exceeds the average annual total stockholder return for our peer group we pay Ashford LLC an incentive fee over the following three years, subject to the FCCR Condition, as defined in the advisory agreement, which relates to the ratio of adjusted EBITDA to fixed charges. We also reimburse Ashford LLC for certain reimbursable overhead and internal audit, risk management advisory and asset management services, as specified in the advisory agreement. We also record equity-based compensation expense for equity grants of common stock and LTIP units awarded to our officers and employees of Ashford LLC in connection with providing advisory services equal to the fair value of the award in proportion to the requisite service period satisfied during the period.
The following table summarizes the advisory services fees incurred (in thousands):
	Year Ended December 31,
	2019	2018	2017
Advisory services fee
Base advisory fee	$36,269	$35,526	$34,650
Reimbursable expenses(1)	9,300	8,351	7,472
Equity-based compensation(2)	18,063	25,245	11,077
Total advisory services fee	$63,632	$69,122	$53,199

(1)
Reimbursable expenses include overhead, internal audit, risk management advisory and asset management services.

(2)
Equity-based compensation is associated with equity grants of Ashford Trust’s common stock, LTIP units and Performance LTIP units awarded to officers and employees of Ashford LLC.

Due from related parties, net includes a $1.2 million security deposit paid to Remington Hotel Corporation, an entity indirectly owned by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr., for office space allocated to us under our advisory agreement. It will be held as security for the payment of our allocated share of office space rental. If unused it will be returned to us upon lease expiration or earlier termination.
Pursuant to the Company’s hotel management agreements with each hotel management company, the Company bears the economic burden for casualty insurance coverage. Under the advisory agreement, Ashford Inc. secures casualty insurance policies to cover Ashford Trust, Braemar, their hotel managers, as needed, and Ashford Inc. The total loss estimates included in such policies are based on the collective pool of risk exposures from each party. Ashford Inc.’s risk management department manages the casualty insurance program. At the beginning of each year, Ashford Inc.’s risk management department collects funds from Ashford Trust, Braemar and their respective hotel management companies, to fund the casualty insurance program as needed, on an allocated basis.
Ashford Securities
On September 25, 2019, Ashford Inc. announced the formation of Ashford Securities to raise retail capital in order to grow its existing and future platforms. In conjunction with the formation of Ashford Securities, Ashford Trust has entered into a contribution agreement with Ashford Inc. pursuant to which Ashford Trust has agreed to contribute, with Braemar, up to $15 million to fund the operations of Ashford Securities. As of December 31, 2019, Ashford Trust has funded approximately $2.5 million, of which $1.6 million was included in “other assets” of our consolidated balance sheet.
Costs for all operating expenses of Ashford Securities that are contributed by Ashford Trust and Braemar will be expensed as incurred. These costs will be allocated initially to Ashford Trust and Braemar based on an allocation percentage of 75% to Ashford Trust and 25% to Braemar. Upon reaching the earlier of $400 million in aggregate non-listed preferred equity offerings raised or June 10, 2023, there will be a true up (the “True-up Date”) between Ashford Trust and Braemar whereby the actual capital contributions contributed by each company will be based on the actual amount of capital raised by Ashford Trust and Braemar, respectively. After the True-up Date, the capital contributions will be allocated between Ashford Trust and Braemar quarterly based on the actual capital raised through Ashford Securities. Funding advances will be expensed as the expenses are incurred by Ashford Securities. For the year ended December 31, 2019, Ashford Trust has expensed $896,000 of reimbursed operating expenses of Ashford Securities, which is included in “corporate, general, and administrative” in the consolidated statement of operations.
Enhanced Return Funding Program
On June 26, 2018, Ashford Trust entered into the Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement (the “ERFP Agreement”) with Ashford Inc. The Amended and Restated Advisory Agreement was also amended to name Ashford Inc. and its subsidiaries as the Company’s sole and exclusive provider of asset management, project management and other services offered by Ashford Inc. or any of its subsidiaries and to revise the payment terms such that the base fee and reimbursable expenses will be paid monthly. The independent members of the board of directors of each of Ashford Inc. and Ashford Trust, with the assistance of separate and independent legal counsel, engaged to negotiate the ERFP Agreement on behalf of Ashford Inc. and Ashford Trust, respectively.
The ERFP Agreement generally provides that Ashford LLC will make investments to facilitate the acquisition of properties by Ashford Trust OP that are recommended by Ashford LLC, in an aggregate amount of up to $50 million (subject to increase to up to $100 million by mutual agreement). The investments will equal 10% of the property acquisition price and will be made, either at the time of the property acquisition or at any time generally in the following two years, in exchange for hotel FF&E for use at the acquired property or any other property owned by Ashford Trust OP.
The initial term of the ERFP Agreement is two years (the “Initial Term”), unless earlier terminated pursuant to the terms of the ERFP Agreement. At the end of the Initial Term, the ERFP Agreement shall automatically renew for successive one year periods (each such period a “Renewal Term”) unless either Ashford Inc. or Ashford Trust provides written notice to the other at least sixty days in advance of the expiration of the Initial Term or Renewal Term, as applicable, that such notifying party intends not to renew the ERFP Agreement.
As a result of the Hilton Alexandria Old Town and La Posada de Santa Fe acquisitions in 2018, under the ERFP Agreement we were entitled to receive $11.1 million and $5.0 million from Ashford LLC, respectively, in the form of future purchases of hotel FF&E. As of December 31, 2018, the Company sold $16.1 million of hotel FF&E from certain Ashford Trust hotel properties to Ashford LLC which were subsequently leased back to the Company rent free. As a result, the Company has not recorded an operating lease right-of-use asset, an operating lease liability or lease expense for rents. As of December 31, 2018, Ashford LLC remitted payment of $16.1 million to the Company. Under the relevant accounting guidance related to sales-leaseback transactions, the transaction was not accounted for as a sale under Topic 606. As a result, the applicable hotel FF&E was not derecognized at December 31, 2018 and the Company recorded a $16.1 million liability to Ashford LLC. Upon adoption of Topic 842 on January 1, 2019, the Company reevaluated the transaction under the applicable accounting guidance and concluded that the transaction qualified as a sale. As a result, the Company recorded a $1.8 million gain directly to accumulated deficit and, in conjunction with the sale, derecognized the assets and removed the liability to Ashford LLC.
As a result of the Hilton Santa Cruz/Scotts Valley and Embassy Suites New York Manhattan Times Square acquisitions in 2019, under the ERFP Agreement we are entitled to receive $5.0 million and $19.5 million from Ashford LLC, respectively, in the form of future purchases of hotel FF&E.
In the first quarter of 2019 in connection with the Hilton Santa Cruz/Scotts Valley acquisition, the Company sold $5.0 million of hotel FF&E from certain Ashford Trust hotel properties to Ashford LLC which was subsequently leased back to the Company rent free. In accordance with ASC 842, the Company evaluated the transactions and concluded that each transaction qualified as a sale. As a result, the Company recorded a gain of $233,000 for the year ended December 31, 2019, in conjunction with the sale and derecognized the assets. The gain is included in “gain (loss) on sale of assets and hotel properties” in our consolidated statements of operations.
In the second quarter of 2019, in connection with the Embassy Suites New York Manhattan Times Square acquisition, the Company sold $8.1 million of hotel FF&E from certain Ashford Trust hotel properties to Ashford LLC which was subsequently leased back to the Company rent free. In accordance with ASC 842, the Company evaluated the transactions and concluded that each transaction qualified as a sale. As a result, the Company recorded a gain of $326,000 for the year ended December 31, 2019, in conjunction with the sale and derecognized the assets. The gain is included in “gain (loss) on sale of assets and hotel properties” in our consolidated statements of operations.
Additionally, under the applicable accounting guidance in ASC 842, the Company has not recorded an operating lease right-of-use asset, an operating lease liability or lease expense for rents as the related party lease has no economic substance because the related party lease is provided rent free.
In 2016, prior to the ERFP agreement, $4.0 million of key money consideration was invested in FF&E by Ashford LLC to be used by Ashford Trust, which represented all of the key money consideration for the Le Pavillon Hotel. Upon adoption of ASC 842, we evaluated this arrangement, which is accounted for as a lease that will expire in 2021. Under the applicable accounting guidance in ASC 842, as the related party lease is provided rent- free, there is no economic substance related to the lease which results in not recording an operating lease right-of-use asset, an operating lease liability or lease expense.
Project Management Agreement
In connection with Ashford Inc.’s August 8, 2018 acquisition of Remington Lodging’s project management business, we entered into a project management agreement with Ashford Inc.’s indirect subsidiary, Premier, pursuant to which Premier provides project management services to our hotels, including construction management, interior design, architectural services, and the purchasing, freight management, and supervision of installation of FF&E and related services. Pursuant to the project management agreement, we pay Premier: (a) project management fees of up to 4% of project costs; and (b) market service fees at current market rates with respect to construction management, interior design, FF&E purchasing, FF&E expediting/freight management, FF&E warehousing and FF&E installation and supervision.
Hotel Management Agreement
On November 6, 2019, Ashford Inc. completed the acquisition of Remington Lodging’s hotel management business. As a result of the acquisition, hotel management services are provided by Remington Hotels, a subsidiary of Ashford Inc., under the respective hotel management agreement with each customer, including Ashford Trust and Braemar.
At December 31, 2019, Remington Hotels managed 80 of our 117 hotel properties and the WorldQuest condominium properties.
We pay monthly hotel management fees equal to the greater of $14,000 (increased annually based on consumer price index adjustments) or 3% of gross revenues as well as annual incentive management fees, if certain operational criteria were met and other general and administrative expense reimbursements primarily related to accounting services.
We also have a mutual exclusivity agreement with Remington Hotels, pursuant to which: (i) we have agreed to engage Remington Hotels to provide management services with respect to any hotel we acquire or invest in, to the extent we have the right and/or control the right to direct the management of such hotel; and (ii) Remington Hotels has agreed to grant us a right of first refusal to purchase any opportunity to develop or construct a hotel that it identifies that meets our initial investment guidelines. We are not, however, obligated to engage Remington Hotels if our independent directors either: (i) unanimously vote to hire a different manager or developer; or (ii) by a majority vote elect not to engage such related party because either special circumstances exist such that it would be in the best interest of our Company not to engage such related party, or, based on the related party’s prior performance, it is believed that another manager could perform the management or other duties materially better.
Summary of Transactions
In accordance with our advisory agreement, our advisor, or entities in which our advisor has an interest, have a right to provide products or services to our hotels, provided such transactions are evaluated and approved by our independent directors. The following tables summarize the entities in which our advisor has an interest with which we or our hotel properties contracted for products and services, the amounts recorded by us for those services and the applicable classification on our consolidated financial statements (in thousands):
		Year Ended December 31, 2019
Company	Product or Service	Total	Investments in Hotel Properties, net(1)	Indebtedness, net(2)	Other Hotel Revenue	Other Hotel Expenses	Management Fees
AIM	Cash management services	$1,206	$—	$—	$—	$—	$—
Ashford LLC	Insurance claims services	75	—	—	—	—	—
Ashford Securities	Broker/Dealer	896	—	—	—	—	—
J&S Audio Visual	Audio visual commissions	7,365	—	—	7,365	—	—
J&S Audio Visual	Equipment	24	24	—	—	—	—
Lismore Capital	Debt placement services	1,294	—	(1,215)	—	—	—
Lismore Capital	Broker services	427	—	—	—	—	—
OpenKey	Mobile key app	112	3	—	—	109	—
Premier	Project management services	20,004	18,281	—	—	—	—
Pure Wellness	Hypoallergenic premium rooms	1,021	599	—	—	422	—
Remington Hotels	Hotel management services(3)	9,152	—	—	—	5,356	3,796

		Year Ended December 31, 2019
Company	Product or Service	Total	Property Taxes, Insurance and Other	Advisory Services Fee	Corporate, General and Administrative	Gain (Loss) on Sale of Assets and Hotel Properties	Write-off of Premiums, Loan Costs and Exit Fees
AIM	Cash management services	$1,206	$—	$—	$1,206	$—	$—
Ashford LLC	Insurance claims services	75	75	—	—	—	—
Ashford Securities	Broker/Dealer	896	—	—	896	—	—
J&S Audio Visual	Audio visual commissions	7,365	—	—	—	—	—
J&S Audio Visual	Equipment	24	—	—	—	—	—
Lismore Capital	Debt placement services	1,294	—	—	—	—	79
Lismore Capital	Broker services	427	—	—	—	427	—
OpenKey	Mobile key app	112	—	—	—	—	—
Premier	Project management services	20,004	—	1,723	—	—	—
Pure Wellness	Hypoallergenic premium rooms	1,021	—	—	—	—	—
Remington Hotels	Hotel management services	9,152	—	—	—	—	—
		Year Ended December 31, 2018
Company	Product or Service	Total	Investments in Hotel Properties, net(1)	Indebtedness, net(2)	Other Revenue	Other Hotel Expenses	Corporate, General and Administrative
AIM	Cash management services	$1,156	$—	$—	$—	$—	$1,156
Ashford LLC	Insurance claims services	76	—	—	—	—	76
J&S Audio Visual	Audio visual commissions	3,569	—	—	3,569	—	—
J&S Audio Visual	Equipment	925	925	—	—	—	—
Lismore Capital	Debt placement services	5,094	—	(5,094)	—	—	—
OpenKey	Mobile key app	105	3	—	—	102	—
Premier	Project management services	7,677	7,677	—	—	—	—
Pure Wellness	Hypoallergenic premium rooms	2,436	2,412	—	—	24	—
		Year Ended December 31, 2017
Company	Product or Service	Total	Investments in Hotel Properties, net(1)	Indebtedness, net(2)	Other Revenue	Other Hotel Expenses	Corporate, General and Administrative
AIM	Cash management services	$1,976	$—	$—	$—	$—	$1,976
J&S Audio Visual	Audio visual commissions	66	—	—	66	—	—
Lismore Capital	Debt placement services	913	—	(913)	—	—	—
OpenKey	Mobile key app	60	—	—	—	60	—
Pure Wellness	Hypoallergenic premium rooms	1,309	1,309	—	—	—	—

(1)
Recorded in FF&E and depreciated over the estimated useful life.

(2)
Recorded as deferred loan costs, which are included in “indebtedness, net” on our consolidated balance sheets and amortized over the initial term of the applicable loan agreement.

(3)
Other hotel expenses include incentive hotel management fees and other hotel management costs.

The following table summarizes the amount due to Ashford Inc. (in thousands):
		Due to Ashford Inc.
Company	Product or Service	December 31, 2019	December 31, 2018
Ashford LLC	Advisory services	$1,133	$2,362
Ashford LLC	Deposit on ERFP assets	—	16,100
Ashford LLC	Insurance claims services	18	23
AIM	Cash management services	82	99
J&S Audio Visual	Audio visual commissions	1,009	855
OpenKey	Mobile key app	2	1
Premier	Project management services	4,028	3,206
Pure Wellness	Hypoallergenic premium rooms	298	388
		$6,570	$23,034
As of December 31, 2019, due from related parties, net included a net receivable from Remington Hotels in the amount of $1.8 million primarily related to advances made by Ashford Trust and accrued base and incentive management fees.
18.   Commitments and Contingencies
Restricted Cash — Under certain management and debt agreements for our hotel properties existing at December 31, 2019, escrow payments are required for insurance, real estate taxes and debt service. In addition, for certain properties based on the terms of the underlying debt and management agreements, we escrow 4% to 6% of gross revenues for capital improvements.
Franchise Fees — Under franchise agreements for our hotel properties existing at December 31, 2019, we pay franchisor royalty fees between 3% and 6% of gross rooms revenue and, in some cases, 1% to 3% of food and beverage revenues. Additionally, we pay fees for marketing, reservations, and other related activities aggregating between 1% and 4% of gross rooms revenue and, in some cases, food and beverage revenues. These franchise agreements expire on varying dates between 2021 and 2047. When a franchise term expires, the franchisor has no obligation to renew the franchise. A franchise termination could have a material adverse effect on the operations or the underlying value of the affected hotel due to loss of associated name recognition, marketing support, and centralized reservation systems provided by the franchisor. A franchise termination could also have a material adverse effect on cash available for distribution to stockholders. In addition, if we breach the franchise agreement and the franchisor terminates a franchise prior to its expiration date, we may be liable for up to three times the average annual fees incurred for that property.
The table below summarizes the franchise fees incurred (in thousands):
	Year Ended December 31,
Line Item	2019	2018	2017
Other hotel expenses	$76,707	$72,095	$69,300
Management Fees — Under hotel management agreements for our hotel properties existing at December 31, 2019, we pay monthly hotel management fees equal to the greater of approximately $14,000 (increased annually based on consumer price index adjustments) or 3% of gross revenues, or in some cases 1% to 7% of gross revenues, as well as annual incentive management fees, if applicable. These hotel management agreements expire from 2020 through 2038, with renewal options. If we terminate a hotel management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term and liquidated damages or, in certain circumstances, we may substitute a new management agreement.
Additionally, we pay: (a) project management fees of up to 4% of project costs; (b) market service fees including purchasing, design and construction management not to exceed 16.5% of project management budget cumulatively, including project management fees; and (c) other general fees at current market rates as approved by our independent directors, if required. Prior to August 8, 2018, these fees were paid to Remington Lodging. In connection with Ashford Inc.’s August 8, 2018 acquisition of Remington Lodging’s project management business, we entered into a project management agreement with Premier, a subsidiary of Ashford Inc. From and after August 8, 2018, we paid the aforementioned fees to Premier. See note 17.
Leases — We lease land and facilities under non-cancelable operating leases, which expire between 2040 and 2114, including four ground leases related to our hotel properties. Two of these ground leases are subject to base rent plus contingent rent based on each hotel property’s financial results and escalation clauses. Additionally, other leases have certain contingent rentals included. For the years ended December 31, 2018, and 2017, we recognized rent expense of $4.0 million and $4.3 million, respectively, which included contingent rent of $837,000 and $1.1 million, respectively. Rent expense is included in “other” hotel expenses in the consolidated statements of operations.
On January 1, 2019, we adopted ASC 842 on a modified retrospective basis. The adoption of this standard has resulted in the recognition of operating lease ROU assets and lease liabilities primarily related to our ground lease arrangements. See note 6 for operating lease cost, including variable lease cost associated with the ground leases as well as future minimum lease payments due under non-cancellable leases.
Capital Commitments — At December 31, 2019, we had capital commitments of $50.5 million, including commitments that will be satisfied with insurance proceeds, relating to general capital improvements that are expected to be paid in the next twelve months.
Litigation — Palm Beach Florida Hotel and Office Building Limited Partnership, et al. v. Nantucket Enterprises, Inc. This litigation involves a landlord tenant dispute from 2008 in which the landlord, Palm Beach Florida Hotel and Office Building Limited Partnership, a subsidiary of the Company, claimed that the tenant had violated various lease provisions of the lease agreement and was therefore in default. The tenant counterclaimed and asserted multiple claims including that it had been wrongfully evicted. The litigation was instituted by the plaintiff in November 2008 in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida and proceeded to a jury trial on June 30, 2014. The jury entered its verdict awarding the tenant total claims of $10.8 million and ruling against the landlord on its claim of breach of contract. In 2016, the Court of Appeals reduced the original $10.8 million judgment to $8.8 million and added pre-judgment interest on the wrongful eviction judgment. The case was further appealed to the Florida Supreme Court. On May 23, 2017, the trial court issued an order compelling the company that issued the supersedeas bond, RLI Insurance Company (“RLI”), to pay approximately $10.0 million. On June 1, 2017, RLI paid Nantucket this amount and sought reimbursement from the Company, and on June 7, 2017, the Company paid $2.5 million of the judgement. On June 27, 2017, the Florida Supreme Court denied the Company’s petition for review. As a result, all of the appeals were exhausted and the judgment was final with the determination and reimbursement of attorney’s fees being the only remaining dispute. On June 29, 2017, the balance of the judgment of $3.9 million was paid to Nantucket by the Company. On July 26, 2018, we paid $544,000 as part of a settlement on certain legal fees. The negotiations relating to the potential payment of the remaining attorney’s fees are still ongoing. As of December 31, 2019, we have accrued approximately $504,000 in legal fees, which represents the Company’s estimate of the amount of potential remaining legal fees that could be owed.
On December 4, 2015, Pedro Membrives filed a class action lawsuit against HHC TRS FP Portfolio LLC, Remington Lodging & Hospitality, LLC, Remington Holdings LLC, Mark A. Sharkey, Archie Bennett, Jr., Monty J. Bennett, Christopher Peckham, and any other related entities in the Supreme Court of New York, Nassau County, Commercial Division. On August 30, 2016, the complaint was amended to add Michele Spero as a Plaintiff and Remington Long Island Employers, LLC as a defendant. The lawsuit is captioned Pedro Membrives and Michele Spero, individually and on behalf of others similarly situated v. HHC TRS FP Portfolio LLC, Remington Lodging & Hospitality, LLC, Remington Holdings LLC, Remington Long Island Employers, LLC, et al., Index No. 607828/2015 (Sup. Ct. Nassau Cty.). The plaintiffs allege that the owner and management company of the Hyatt Regency Long Island hotel violated New York law by improperly retaining service charges rather than distributing them to employees. In 2017, the class was certified. On July 24, 2018, the trial court granted the plaintiffs’ motion for summary judgment on liability.

The defendants appealed the summary judgment and that appeal is still pending. Notwithstanding the pending appeal on the summary judgment issue, the trial court continued the litigation with respect to the plaintiffs’ alleged damages. The plaintiffs filed an application for damages on August 28, 2019. The defendants filed their opposition to the plaintiffs’ application for damages on October 11, 2019. The plaintiffs filed their reply on October 25, 2019. The defendants intend to vigorously defend against the plaintiffs’ claims and the Company does not believe that an unfavorable outcome is probable. If the plaintiffs’ motion for summary judgment on liability is upheld and the Company is unsuccessful in any further appeals, the Company estimates that damages could range between approximately $5.8 million and $11.9 million plus attorneys’ fees. As of December 31, 2019, no amounts have been accrued.
We are engaged in other various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss from these legal proceedings is based on the definitions within contingency accounting literature. Based on estimates of the range of potential losses associated with these matters, management does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations or cash flow. However, the final results of legal proceedings cannot be predicted with certainty and if we fail to prevail in one or more of these legal matters, and the associated realized losses exceed our current estimates of the range of potential losses, our consolidated financial position or results of operations could be materially adversely affected in future periods.
Income Taxes — We and our subsidiaries file income tax returns in the federal jurisdiction and various states. Tax years 2015 through 2019 remain subject to potential examination by certain federal and state taxing authorities.
Potential Pension Liabilities — Upon our 2006 acquisition of a hotel property, certain employees of such hotel were unionized and covered by a multi-employer defined benefit pension plan. At that time, no unfunded pension liabilities existed. Subsequent to our acquisition, a majority of employees, who are employees of the hotel manager, Remington Lodging, petitioned the employer to withdraw recognition of the union. As a result of the decertification petition, Remington Lodging withdrew recognition of the union. At the time of the withdrawal, the National Retirement Fund, the union’s pension fund, indicated unfunded pension liabilities existed. The National Labor Relations Board (“NLRB”) filed a complaint against Remington Lodging seeking, among other things, that Remington Lodging’s withdrawal of recognition was unlawful. Pending the final determination of the NLRB complaint, including appeals, the pension fund entered into a settlement agreement with Remington Lodging on November 1, 2011, providing that (a) Remington Lodging will continue to make monthly pension fund payments pursuant to the collective bargaining agreement, and (b) if the withdrawal of recognition is ultimately deemed lawful, Remington Lodging will have an unfunded pension liability equal to $1.7 million, minus the monthly pension payments made by Remington Lodging since the settlement agreement. To illustrate, if Remington Lodging — as of the date a final determination occurs — has made monthly pension payments equaling $100,000, Remington Lodging’s remaining withdrawal liability shall be the unfunded pension liability of $1.7 million, minus $100,000 (or $1.6 million). This remaining unfunded pension liability shall be paid to the pension fund in annual installments of $84,000 (but may be made monthly or quarterly, at Remington Lodging’s election), which shall continue for the remainder of the twenty years year capped period, unless Remington Lodging elects to pay the unfunded pension liability amount earlier. As previously discussed, on November 6, 2019, Ashford Inc. completed its acquisition of Remington Lodging’s hotel management business, which is a subsidiary of Ashford Inc. and referred to as Remington Hotels. We agreed to indemnify Remington Hotels for the payment of the unfunded pension liability, if any, as set forth in the settlement agreement.
19.   Income Taxes
For U.S. federal income tax purposes, we elected to be treated as a REIT under the Code. To qualify as a REIT, we must meet certain organizational and operational stipulations, including a requirement that we distribute at least 90% of our REIT taxable income, excluding net capital gains, to our stockholders. We currently intend to adhere to these requirements and maintain our REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes at regular corporate rates (including any applicable alternative minimum tax prior to December 31, 2017) and may not qualify as a REIT for four years that are subsequently taxable. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes as well as to federal income and excise taxes on our undistributed taxable income.
At December 31, 2019, all of our 117 hotel properties were leased or owned by Ashford TRS (our taxable REIT subsidiaries). Ashford TRS recognized net book income of $7.3 million, $21.1 million and $4.2 million for the years ended December 31, 2019, 2018 and 2017, respectively.
The following table reconciles the income tax expense at statutory rates to the actual income tax (expense) benefit recorded (in thousands):
	Year Ended December 31,
	2019	2018	2017
Income tax (expense) benefit at federal statutory income tax rate of 21% in 2019 and 2018 and 35% in 2017	$(1,539)	$(4,435)	$(1,478)
State income tax (expense) benefit, net of U.S. federal income tax benefit	(475)	(698)	160
Permanent differences	(310)	(128)	(338)
Revaluation of deferred tax assets and liabilities related to the 2017 Tax Act(1)	—	—	(5,242)
Provision to return adjustment entirely offset by change in valuation allowance	(325)	(230)	957
Gross receipts and margin taxes	(923)	(950)	(913)
Interest and penalties	32	(11)	(49)
Valuation allowance	2,322	3,670	9,121
Total income tax (expense) benefit	$(1,218)	$(2,782)	$2,218

(1)
Partially offset within change in valuation allowance.

The components of income tax (expense) benefit are as follows (in thousands):
	Year Ended December 31,
	2019	2018	2017
Current:
Federal	$(48)	$(1,195)	$5,264
State	(1,329)	(1,452)	(722)
Total current income tax (expense) benefit	(1,377)	(2,647)	4,542
Deferred:
Federal	126	(39)	(2,192)
State	33	(96)	(132)
Total deferred income tax (expense) benefit	159	(135)	(2,324)
Total income tax (expense) benefit	$(1,218)	$(2,782)	$2,218
For the years ended December 31, 2019, 2018 and 2017 income tax expense includes interest and penalties paid to taxing authorities of $56,000, $11,000 and $49,000, respectively. Additionally, in 2019 we received interest income of $88,000 included in income tax expense. At December 31, 2019 and 2018, we determined that there were no amounts to accrue for interest and penalties due to taxing authorities.

At December 31, 2019 and 2018, our deferred tax asset (liability) and related valuation allowance consisted of the following (in thousands):
	December 31,
	2019	2018
Allowance for doubtful accounts	$150	$114
Unearned income	2,525	1,801
Federal and state net operating losses	2,458	2,342
Capital loss carryforward	5,436	—
Accrued expenses	1,723	1,710
Prepaid expenses	(4,823)	(4,848)
Tax property basis less than book basis	(3,355)	(1,840)
Tax derivatives basis greater than book basis	2,281	1,612
Investment in Ashford, Inc.	—	7,197
Other	194	664
Deferred tax asset (liability)	6,589	8,752
Valuation allowance	(7,712)	(10,034)
Net deferred tax asset (liability)	$(1,123)	$(1,282)
At December 31, 2019, we had net operating loss carryforwards for U.S. federal income tax purposes of $11.7 million, which begin to expire in 2020. The majority of the $11.7 million net operating loss carryforwards are attributable to acquired subsidiaries and subject to substantial limitation on their use. At December 31, 2019, Ashford Hospitality Trust, Inc., our REIT, had net operating loss carryforwards for U.S. federal income tax purposes of $562.0 million, based on the latest filed tax return, which begin to expire in 2024, and are available to offset future taxable income, if any, through 2037.
At December 31, 2019 and 2018, we maintained a valuation allowance of $7.7 million and $10.0 million, respectively. At December 31, 2019 and 2018, we have reserved certain deferred tax assets of our TRS entities as we believe it is more likely than not that these deferred tax assets will not be realized. We considered all available evidence, both positive and negative. We concluded that the objectively verifiable negative evidence of a history of consolidated losses and the limitations imposed by the Code on the utilization of net operating losses of acquired subsidiaries outweigh the positive evidence. We believe this treatment is appropriate considering the nature of the intercompany transactions and leases between the REIT and its subsidiaries and that the current level of taxable income at the TRS is primarily attributable to our current transfer pricing arrangements. The transfer pricing arrangements are renewed upon expiration. A significant number of leases were renewed in 2017 and 2018. The intercompany rents are determined in accordance with the arms’ length transfer pricing standard, taking into account the cost of ownership to the REIT among other factors. We do not recognize deferred tax assets and a valuation allowance for the REIT since the REIT distributes its taxable income as dividends to stockholders, and in turn, the stockholders incur income taxes on those dividends.
The following table summarizes the changes in the valuation allowance (in thousands):
	Year Ended December 31,
	2019	2018	2017
Balance at beginning of year	$10,034	$6,232	$15,353
Additions	—	4,766	2,053
Deductions	(2,322)	(964)	(11,174)
Balance at end of year	$7,712	$10,034	$6,232
On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (“Tax Reform”) into legislation. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of U.S. federal income taxes, the enactment date is the date the bill becomes law (i.e., upon presidential signature). With respect to this legislation, in December of 2017 we recorded a one-time tax benefit of approximately $1.1 million, due to a re-measurement of deferred tax assets and liabilities resulting from the decrease in the corporate U.S. federal income tax rate from 35% to 21% as well as the refund of existing credits against Alternative Minimum Tax. Additionally on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company recognized the estimated tax impacts related to the revaluation of deferred tax assets and liabilities as well as tax refunds and included these amounts in its consolidated financial statements for the year ended December 31, 2017. We finalized our accounting for Tax Reform as of December 31, 2018 with no material adjustments.
20.   Deferred Costs, net
Deferred costs, net consist of the following (in thousands):
	December 31,
	2019	2018
Deferred franchise fees	$4,811	$4,571
Deferred loan costs	—	816
Total costs	4,811	5,387
Accumulated amortization	(1,914)	(1,938)
Deferred costs, net	$2,897	$3,449
21.   Intangible Assets, net and Intangible Liabilities, net
Intangible assets, net and intangible liabilities, net consisted of the following (in thousands):
	Intangible Assets, net		Intangible Liabilities, net
	December 31,		December 31,
	2019	2018	2019	2018
Cost	$797	$10,276	$2,723	$16,846
Accumulated amortization	—	(452)	(386)	(1,363)
	$797	$9,824	$2,337	$15,483
Prior to January 1, 2019, the intangible assets and intangible liabilities included the above-market rate leases (liability) and below-market rate leases (asset) that were determined based on the comparison of rent due under the ground lease contracts assumed in the acquisitions to market rates for the remaining duration of the lease contracts and are amortized over their respective ground lease terms with expiration dates ranging from 2024 to 2114. For the years ended December 31, 2019, 2018 and 2017 we recorded $81,000, $82,000, and $82,000 of other revenue related to leases where we are the lessor. For the years ended December 31, 2018 and 2017, net amortization related to intangibles resulted in a reduction in lease expense of $155,000 and $156,000, respectively, related to leases where we are the lessee.
Following the adoption of ASU 2016-02 on January 1, 2019, we derecognized the intangible assets and intangible liabilities associated with above/below market-rate leases where we are the lessee in the amount of $9.0 million and $13.0 million, respectively. The carrying amount of the ROU assets was then adjusted by the corresponding amount. See note 6.
As of December 31, 2019, intangible assets represents the acquisition of the permanent exclusive docking easement for riverfront land located in front of the Hyatt Savannah hotel in Savannah, Georgia. This intangible asset is not subject to amortization and has a carrying value of $797,000 as of December 31, 2019.

As of December 31, 2019, intangible liabilities, net represents below market rate leases where the Company is the lessor.
Estimated future amortization for intangible liabilities for each of the next five years and thereafter is as follows (in thousands):
2020	$80
2021	80
2022	80
2023	80
2024	36
Thereafter	1,981
Total	$2,337
22.   Concentration of Risk
Our investments are primarily concentrated within the hotel industry. Our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the U.S. that have RevPAR generally less than twice the national average. During 2019, approximately 11% of our total hotel revenue was generated from nine hotel properties located in the Washington D.C. area. In addition, all hotel properties securing our mortgage loans are located domestically at December 31, 2019. Accordingly, adverse conditions in the hotel industry will have a material adverse effect on our operating and investment revenues and cash available for distribution to stockholders.
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions that are in excess of the FDIC insurance limits of $250,000, U.S. government treasury bill holdings and amounts due or payable under our derivative contracts. At December 31, 2019, we have exposure risk related to our derivative contracts. Our counterparties are investment grade financial institutions.
23.   Segment Reporting
We operate in one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refers to owning hotel properties through either acquisition or new development. We report operating results of direct hotel investments on an aggregate basis as substantially all of our hotel investments have similar economic characteristics. As of December 31, 2019 and 2018, all of our hotel properties were domestically located.

24.   Selected Quarterly Financial Data (Unaudited)
The following is a summary of the quarterly results of operations for the years ended December 31, 2019 and 2018 (in thousands, except per share data):
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2019
Total revenue	$358,718	$415,148	$374,237	$354,656	$1,502,759
Total operating expenses	334,966	366,699	347,161	365,330	1,414,156
Gain (loss) on sale of assets and hotel properties	233	328	2,362	23,203	26,126
Operating income (loss)	$23,985	$48,777	$29,438	$12,529	$114,729
Net income (loss)	$(46,622)	$(21,352)	$(39,086)	$(35,619)	$(142,679)
Net income (loss) attributable to the Company	$(38,017)	$(16,282)	$(31,177)	$(28,159)	$(113,635)
Net income (loss) attributable to common stockholders	$(48,661)	$(26,926)	$(41,822)	$(38,803)	$(156,212)
Diluted income (loss) attributable to common stockholders per share	$(4.94)	$(2.73)	$(4.21)	$(3.90)	$(15.77)(1)
Weighted average diluted common shares	9,941	9,994	9,997	9,997	9,984
2018
Total revenue	$342,207	$389,164	$355,930	$343,488	$1,430,789
Total operating expenses	318,945	346,129	326,601	349,175	1,340,850
Gain (loss) on sale of assets and hotel properties	$(9)	$412	$(9)	$81	$475
Operating income (loss)	$23,253	$43,447	$29,320	$(5,606)	$90,414
Net income (loss)	$(32,649)	$(23,351)	$(34,261)	$(66,048)	$(156,309)
Net income (loss) attributable to the Company	$(26,271)	$(18,306)	$(27,589)	$(54,800)	$(126,966)
Net income (loss) attributable to common stockholders	$(36,915)	$(28,950)	$(38,234)	$(65,444)	$(169,543)
Diluted income (loss) attributable to common stockholders per share	$(3.91)	$(3.02)	$(3.96)	$(6.58)	$(17.52)(1)
Weighted average diluted common shares	9,537	9,689	9,747	9,932	9,728

(1)
The sum of the diluted income (loss) attributable to common stockholders per share for the four quarters in 2019 and 2018 differs from the annual diluted income (loss) attributable to common stockholders per share due to the required method of computing the weighted average diluted common shares in the respective periods.

25.   Subsequent Events
On January 9, 2020, we refinanced our $43.8 million mortgage loan, secured by the Le Pavillon in New Orleans, Louisiana. In connection with the refinance we repaid $6.8 million on the existing loan. The new mortgage loan totals $37.0 million. The new mortgage loan is interest only and provides for an interest rate of LIBOR + 3.4%. The stated maturity is January 2023 with two one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Le Pavillon.
On March 9, 2020, the Company completed the sale of the Crowne Plaza in Annapolis, Maryland for approximately $5.1 million. As of December 31, 2019, the carrying value of the building and FF&E was approximately $5.3 million at December 31, 2019. This hotel property is subject to a ground lease with a below-market component with a carrying value of $(3.2) million at December 31, 2019. The combined carrying value of the hotel property at December 31, 2019 was approximately $2.2 million.

Annex A
ARTICLES OF AMENDMENT
ASHFORD HOSPITALITY TRUST, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Maryland, DOES HEREBY CERTIFY to the State Department of Assessments and Taxation of Maryland that:
FIRST:   The charter of the Corporation is hereby amended by
(A)   subject to obtaining requisite consent of the holders of the Series D Preferred Stock, which shall be conclusively evidenced by the filing with the Securities and Exchange Commission (“SEC”) of a Current Report on Form 8-K disclosing such fact, changing and reclassifying each share of Series D Preferred Stock that remains outstanding at the Effective Time (as hereinafter defined) into 1.74 shares of Common Stock and eliminating the provisions of the charter establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Series D Preferred Stock as set forth in the Articles Supplementary filed for record on July 17, 2007, thereby restoring such shares to the status of undesignated shares of Preferred Stock;
(B)   subject to obtaining requisite consent of the holders of the Series F Preferred Stock, which shall be conclusively evidenced by the filing with the SEC of a Current Report on Form 8-K, changing and reclassifying each share of Series F Preferred Stock that remains outstanding at the Effective Time (as hereinafter defined) into 1.74 shares of Common Stock and eliminating the provisions of the charter establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Series F Preferred Stock as set forth in the Articles Supplementary filed for record on July 11, 2016, thereby restoring such shares to the status of undesignated shares of Preferred Stock;
(C)   subject to obtaining requisite consent of the holders of the Series G Preferred Stock, which shall be conclusively evidenced by the filing with the SEC of a Current Report on Form 8-K, changing and reclassifying each share of Series G Preferred Stock that remains outstanding at the Effective Time (as hereinafter defined) into 1.74 shares of Common Stock and eliminating the provisions of the charter establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Series G Preferred Stock as set forth in the Articles Supplementary filed for record on October 17, 2016, thereby restoring such shares to the status of undesignated shares of Preferred Stock;
(D)   subject to obtaining requisite consent of the holders of the Series H Preferred Stock, which shall be conclusively evidenced by the filing with the SEC of a Current Report on Form 8-K, changing and reclassifying each share of Series H Preferred Stock that remains outstanding at the Effective Time (as hereinafter defined) into 1.74 shares of Common Stock and eliminating the provisions of the charter establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Series H Preferred Stock as set forth in the Articles Supplementary filed for record on August 18, 2017, thereby restoring such shares to the status of undesignated shares of Preferred Stock; and
(E)   subject to obtaining requisite consent of the holders of the Series I Preferred Stock, which shall be conclusively evidenced by the filing with the SEC of a Current Report on Form 8-K, changing and reclassifying each share of Series I Preferred Stock that remains outstanding at the Effective Time (as hereinafter defined) into 1.74 shares of Common Stock and eliminating the provisions of the charter establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Series I Preferred Stock as set forth in the Articles Supplementary filed for record on November 14, 2017, thereby restoring such shares to the status of undesignated shares of Preferred Stock;
provided, however, that in the case of each of the foregoing amendments, no fractional shares of Common Stock will be or remain issued to any holder of any series of Preferred Stock who, after giving effect to the change and reclassification of any series of Preferred Stock affected by this Article FIRST, would otherwise

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have owned any fraction of a share of Common Stock, and if such change and reclassification of Preferred Stock of any series would result in a fractional number of shares of Common Stock, such fractional shares shall be rounded down to the nearest full share and the entitlement to any fractional share of Common Stock shall be satisfied and discharged by paying the holder otherwise entitled to such fraction a sum of cash in an amount equal to the relevant percentage of the amount received per share upon the sale by the Company or its agent in one or more open market transactions of the aggregate of all such fractional shares of Common Stock, the foregoing to be applied on a series by series basis without aggregation of fractions for any holder who holds shares of more than one series of Preferred Stock.
SECOND:   The charter of the Corporation is hereby further amended by eliminating the provisions of the charter establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the Series A Preferred Stock as set forth in the Articles Supplementary filed for record on September 21, 2004, the Series B-1 Preferred Stock as set forth in the Articles Supplementary filed for record on December 29, 2004, the Series B-2 Preferred Stock as set forth in the Articles Supplementary filed for record on December 29, 2004, the Series C Preferred Stock as set forth in the Articles Supplementary filed for record on April 10, 2007, and the Series E Preferred Stock as set forth in the Articles Supplementary filed for record on April 15, 2011 and October 14, 2011 and, for the avoidance of doubt, restoring such shares to the status of undesignated shares of Preferred Stock to the extent not already restored to such status by the terms of such series of Preferred Stock;
THIRD:   The directors of the Corporation, at a meeting duly noticed and held, declared the foregoing amendments advisable and recommended the amendments to stockholders for their approval. The amendments where thereafter approved by the holders of the Company’s Common Stock by the vote required by Maryland law and the charter of the Corporation, at a meeting of stockholders duly held.
FOURTH:   These Articles of Amendment shall become effective upon filing and acceptance for record (the “Effective Time”).
IN WITNESS WHEREOF, on this [•], 2020, the Corporation has caused these Articles of Amendment to be executed and acknowledged in its name and on its behalf by its President and Chief Executive Officer and attested to by its Executive Vice President, General Counsel and Secretary; and the President and Chief Executive Officer acknowledges that these Articles of Amendment are the act of the Corporation, and the President and Chief Executive Officer further acknowledges that, as to all matters or facts set forth herein that are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief, and that this statement is made under the penalties for perjury.
ASHFORD HOSPITALITY TRUST, INC.
By:
J. Robison Hays III, President and Chief Executive Officer
ATTEST:
By:
Robert G. Haiman, Executive Vice President, General Counsel and Secretary

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ASHFORD HOSPITALITY TRUST, INC.
OFFER TO EXCHANGE
EACH OUTSTANDING SHARE OF
8.45% SERIES D CUMULATIVE PREFERRED STOCK,
7.375% SERIES F CUMULATIVE PREFERRED STOCK,
7.375% SERIES G CUMULATIVE PREFERRED STOCK,
7.50% SERIES H CUMULATIVE PREFERRED STOCK
AND
7.50% SERIES I CUMULATIVE PREFERRED STOCK
FOR, AT THE ELECTION OF THE HOLDER,
COMMON STOCK
OR
CASH
AND CONSENT SOLICITATION
Information Agent
D.F. King & Co., Inc.
48 Wall Street, 22 Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 967-4607
Email: aht@dfking.com
Dealer Manager and Solicitation Agent
RBC Capital Markets
Brookfield Place
200 Vesey St, 8th Fl
New York, NY 10281
Attn: Liability Management Group
Tel: +1 212 618 7843
Toll-free: +1 877 381 2099
liability.management@rbccm.com
September 10, 2020